As confidentially submitted to the U.S. Securities and Exchange Commission on November 13, 2023.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

K WAVE MEDIA LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	7819	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

K Wave Media

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104
Cayman Islands

(703) 790-0717

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Andrew M. Tucker, Esq. Daniel B. Nunn, Jr., Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Ave, N.W. Suite 900 Washington, DC 20001 Telephone: (202) 689-2800	Mitchell Nussbaum, Esq. Andrei Sirabionian, Esq. James A. Prestiano, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Tel: (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE (1)

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Share (7)		Maximum Aggregate Offering Price	Fee Rate		Amount of Registration Fee
Equity	Ordinary Shares, par value $0.0001 per share (2)	457(f)(2)			$(5)	$		$0.0001476	$
Other	Warrants to purchase Ordinary Shares at $11.50 per share	457(g)			$(6)	$		$0.0001476	$
Equity	Ordinary Shares underlying Warrants to purchase one Ordinary Share at $11.50 per share(3)	457(g)(1)			$(5)	$		$0.0001476	$
Equity	Rights convertible to 1/10 on one Ordinary Share	457(g)			$(6)	$		$0.0001476	$
Equity	Ordinary Shares underlying Rights convertible to 1/10 on one Ordinary Share(4)	457(f)(2)			$(5)	$		$0.0001476	$

	Total Offering Amounts
	Class A Ordinary Shares, par value $0.0001 per share			$		$	$		$
	Class A Ordinary Shares, par value $0.0001 per share			$		$	$		$
	Total Fees Previously Paid								$
	Net Fee Due								$

(1)	All securities being registered will be issued by K Wave Media, Ltd., a Cayman Islands exempted company (“K Wave Media” or “Pubco”), in connection with the Merger Agreement described in this registration statement and the proxy statement/ prospectus included herein, which provides for, among other things, for a Business Combination between Global Star Acquisition, Inc., a Delaware corporation (“Global Star”) and K Enter Holdings, Inc., a Delaware corporation (“K Enter”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of Global Star, Global Star will reincorporate to Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one (1) business day following the Reincorporation Merger, GLST Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of PubCo, will be merged with and into K Enter, with K Enter as the surviving corporation and resulting in K Enter being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.” The aggregate consideration for the Acquisition Merger is $610,000,000, payable in the form of 61,000,000 newly issued PubCo Ordinary Shares (as defined below) valued at $10.00 per share.
(2)	Represents (i) [●] PubCo Ordinary Shares issuable in exchange for outstanding common stock of Global Star pursuant to the Reincorporation Merger, assuming no redemptions by Global Star public stockholders and (ii) 61,000,000 PubCo Ordinary Shares issuable in exchange for outstanding common stock of K Enter pursuant to the Acquisition Merger.
(3)	Represents [●] PubCo Ordinary Shares underlying the PubCo warrants issuable in exchange for outstanding warrants of Global Star pursuant to the Reincorporation Merger, assuming no redemptions by Global Star public stockholders,
(4)	Represents [●] PubCo Ordinary Shares underlying the PubCo rights issuable in exchange for outstanding Global Star Rights pursuant to the Reincorporation Merger, assuming no redemptions.
(5)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act. K Enter, a Delaware corporation, is a private company, no market exists for its securities, and has an accumulated deficit. Therefore, the proposed maximum aggregate offering price is being calculated based on one-third of the aggregate par value of the K Enter common stock expected to be exchanged in the Business Combination.
(6)	Because PubCo’s Ordinary Shares underlying the securities are registered hereby, no separate registration fee is required with respect to the securities registered hereby.
(7)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act. The proposed maximum aggregate offering price is based on the exercise price of the warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in the preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in the preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. The preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2023

PROXY STATEMENT FOR
STOCKHOLDER MEETING OF

GLOBAL STAR ACQUISITION INC.

PROSPECTUS FOR THE REGISTRATION OF
79,614,206 SHARES OF COMMON STOCK;

9,698,225 WARRANTS AND

9,698,225 RIGHTS OF

K WAVE MEDIA LTD.

To the Stockholders of Global Star Acquisition Corp.:

You are cordially invited to attend the special meeting of the Stockholders of Global Star Acquisition Inc. (“Global Star,” “we”, “our”, “us” or the “Company”), which will be held at 10:00 a.m., Eastern time, on [●] (the “Special Meeting”). We will be holding the Special Meeting via teleconference using the following dial-in information:

Global Star Acquisition Inc. Virtual Shareholder Meeting Information:

Meeting Date: ________, 2024

Meeting Time: _______ a.m. Eastern Time

Special Meeting-meeting webpage (information, webcast, telephone access and replay):

https://www.cstproxy.com/____________________

Telephone access (listen-only):

Within the U.S. and Canada:

1 800-450-7155 (toll-free)

Outside of the U.S. and Canada:

+1 857-999-9155 (standard rates apply)

Conference ID: __________#

Global Star is Delaware company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which we refer to as a “target business.” The business combination will be completed through a two-step process consisting of the Reincorporation Merger (as defined below) and the Acquisition Merger (as defined below).

Global Star has entered into a merger agreement, dated as of June 15, 2023 (as it may be amended from time to time, the “Merger Agreement”), which provides for a Business Combination between Global Star and K Enter Holdings, Inc., a Delaware corporation (“K Enter”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of Global Star, Global Star will reincorporate to Cayman Islands by merging with and into K Wave Media Ltd, a Cayman Islands exempted company and wholly owned subsidiary of Global Star (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one (1) business day following the Reincorporation Merger, GLST Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of PubCo, will be merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.” On July 13, 2023, PubCo and Merger Sub executed a written joinder agreement to become parties to the Merger Agreement, accordingly, the Merger Agreement is by and among Global Star, PubCo, Merger Sub, and K Enter. The aggregate consideration for the Acquisition Merger is $610,000,000, payable in the form of 61,000,000 newly issued PubCo Ordinary Shares (as defined below) valued at $10.00 per share.

At the Special Meeting, Global Star stockholders will be asked to consider and vote upon the following proposals:

Proposal 1. Reincorporation Merger — to consider and vote on a proposal to adopt and approve the merger agreement, dated as of June 15, 2023, as modified by the joinder agreement, dated July 13, 2023 (the “Merger Agreement”), by and among Global Star Acquisition Corp., a Delaware corporation (“Global Star”), K Enter Holdings Inc., a Delaware corporation (“K Enter”), K Wave Media Ltd., a Cayman Islands exempted company (“PubCo”) and GLST Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to effect Global Star’s initial business combination pursuant to which, among other things, (1) Global Star will merge with and into PubCo that is a wholly owned subsidiary of Global Star, with PubCo being the surviving corporation in such merger, thereby consummating a change in Global Star’s domicile from a Delaware corporation to a Cayman Islands exempted company (the “Reincorporation Merger”). We refer to this as the “Reincorporation Merger Proposal” or “Proposal No. 1;” A copy of the Merger Agreement is attached to the accompanying proxy statement as Annex A;

Proposal 2. Acquisition Merger — to consider and vote on a proposal to adopt and approve the subsequent merger set forth in the Merger Agreement, pursuant to which the K Enter will merge with and into Merger Sub that is a wholly owned subsidiary of PubCo, with K Enter as the surviving corporation in such merger, thereby consummating PubCo’s acquisition, through its Merger Sub, of K Enter (the “Acquisition Merger”), and, after giving effect to the Acquisition Merger, K Enter being a wholly owned subsidiary of PubCo. We refer to this as the “Acquisition Merger Proposal” or “Proposal No. 2;” The Reincorporation Merger, the Acquisition Merger and such other transactions contemplated by the Merger Agreement are hereinafter collectively referred as the “Business Combination” and Proposals 1 and 2 are collectively referred to as the “Business Combination Proposals”.

Proposal 3. The Governance Proposal — to consider and vote, on a non-binding advisory basis, on four separate governance proposals relating to the following material differences between Global Star’s current amended and restated certificate of incorporation (the “GLST Charter”) and PubCo’s Amended and Restated Memorandum and Articles of Association (the “PubCo Charter”). These four separate governance proposals are collectively referred to as the “Governance Proposal”:

a. through the Reincorporation Merger, Global Star shall merge with and into PubCo and Global Star, the Delaware corporation, shall cease to exist and PubCo shall be the surviving company and the name of the surviving company will be “K Wave Media, Ltd.”;

b. following the Reincorporation Merger the authorized shares of the surviving corporation shall change from (i) 100,000,000 shares of Global Star Class A common stock, 10,000,000 shares of Global Star Class B common stock and 1,000,000 shares of preferred stock to (ii) $100,000 divided into 990,000,000 PubCo Ordinary Shares and 10,000,000 PubCo Preference Shares;

c. deleting the forum selection provision providing for concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for claims arising under the Securities Act; and

d. deleting the election to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested shareholders.

A copy of the form of PubCo’s Amended and Restated Memorandum and Articles of Association is attached to this proxy statement/ prospectus as Annex B. We refer to this as the “Governance Proposal” or “Proposal No. 3;”

Proposal 4. Election of Directors of PubCo Proposal — to consider and vote on a proposal to approve PubCo’s Board of Directors (the “PubCo Board”) in regards to the following persons: Pyeung Ho Choi, Young Jae Lee, Tan Chin Hwee, Ted Kim, Han Jae Kim, Hyung Seok Cho and Tae Woo Kim to serve on PubCo’s Board of Directors. We refer to this as the “Director Proposal” or “Proposal No. 4;”;

Proposal 5. The PubCo 2023 Equity Incentive Plan Proposal — to consider and vote on a proposal to approve PubCo’s 2023 Equity Incentive Plan (the “Incentive Plan”). We refer to this as the “Incentive Plan Proposal” or “Proposal No. 5.” A copy of the Incentive Plan is attached to the accompanying proxy statement as Annex C.

Proposal 6. The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus. We refer to this as the “Adjournment Proposal” or “Proposal No. 6” and, together with the Reincorporation Merger Proposal, the Acquisition Merger Proposal, and the Incentive Plan Proposal, the “Proposals.”

Upon the closing of the Acquisition Merger, (i) each share of K Enter capital stock, if any, that is owned by Company or Merger Sub (or any other subsidiary of Company) or K Enter (as treasury stock or otherwise), will automatically be cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding shall be deemed converted into shares of K Enter common stock, (iii) each share of K Enter common stock issued and outstanding, including shares of K Enter common stock deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, shall be converted into the right to receive a number of Purchaser Ordinary Shares equal to the Conversion Ratio, and (iv) each share of Merger Sub common stock issued and outstanding shall be converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock. Conversion Ratio means the quotient obtained by dividing (a) 61,000,000 PubCo Ordinary Shares, by (b) the Aggregate Fully Diluted K Enter Common Shares. Aggregate Fully Diluted K Enter Common Shares means the sum of (a) all shares of K Enter common stock that are issued and outstanding immediately prior to the Closing; plus (b) the aggregate shares of K Enter common stock issuable upon conversion of all shares of K Enter preferred stock that are issued and outstanding immediately prior to the Closing; plus (c) the aggregate shares of K Enter common stock issuable upon full conversion, exercise or exchange of any other securities of K Enter outstanding immediately prior to the Closing directly or indirectly convertible into or exchangeable or exercisable for K Enter.

It is anticipated that, upon consummation of the Business Combination, Global Star’s existing stockholders, including the Sponsor (as defined below), will own approximately 12.9% of the issued PubCo Ordinary Shares, and K Enter’s current stockholders will own of approximately 87.1% of the issued PubCo Ordinary Shares. These relative percentages assume that (i) none of Global Star’s existing public stockholders exercise their redemption rights, as discussed herein; and (ii) there is no exercise or conversion of PubCo Warrants. If any of Global Star’s existing public stockholders exercise their redemption rights, the anticipated percentage ownership of Global Star’s existing stockholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.

Global Star common shares are currently listed on the Nasdaq Capital Market under the symbol “GLST.” PubCo intends to apply to list the PubCo Ordinary Shares and PubCo Warrants on the Nasdaq Stock Market under the symbols “[●]” and “[●],” respectively, in connection with the closing of the Business Combination. Global Star cannot assure you that the PubCo Ordinary Shares and PubCo Warrants will be approved for listing on Nasdaq.

Investing in PubCo securities involves a high degree of risk. See “Risk Factors” beginning on page 24 for a discussion of information that should be considered in connection with an investment in PubCo securities.

As of [RECORD DATE], there was approximately $[●] in Global Star’s trust account. On [RECORD DATE], the last sale price of GLST Common Stock was $[●].

Pursuant to Global Star’s amended and restated certificate of incorporation, Global Star is providing its public stockholders with the opportunity to redeem all or a portion of their shares of GLST Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in Global Star’s trust account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding shares of GLST Common Stock that were sold as part of the GLST Units in Global Star’s initial public offering (“IPO”), subject to the limitations described herein. Global Star estimates that the per-share price at which public shares may be redeemed from cash held in the trust account will be approximately $[●] at the time of the Special Meeting. Global Star’s public stockholders may elect to redeem their shares even if they vote for the Reincorporation Merger or do not vote at all. Global Star has no specified maximum redemption threshold under the Global Star’s amended and restated certificate of incorporation. It is a condition to closing under the Merger Agreement, however, that Global Star has, in the aggregate, not less than $5,000,001 of net tangible assets or is otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act. If redemptions by Global Star public stockholders cause Global Star to be unable to meet this closing condition, then Global Star may not be required to consummate the Business Combination, although Global Star and K Enter may, in their sole discretion, waive this condition. In the event that Global Star waives this condition, Global Star does not intend to seek additional stockholder approval or to extend the time period in which its public stockholders can exercise their redemption rights. Holders of outstanding GLST Warrants and GLST Rights do not have redemption rights in connection with the Business Combination.

Global Star is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. The Sponsor and K Enter, which own approximately 4.0% and 86.9%, respectively, of GLST Common Stock as of the record date, are expected to vote their Common Stock in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, which transactions comprise the Business Combination, and intend to vote for the Incentive Plan Proposal and the Adjournment Proposal, although there is no agreement in place with respect to voting on those proposals.

Each stockholder’s vote is very important. Whether or not you plan to attend the Special Meeting in person, please submit your proxy card without delay. Global Star’s stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting in person if such stockholder subsequently chooses to attend the Special Meeting. If you are a holder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals. And broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders and, if a quorum is present, will have the effect of a vote against the Business Combination Proposal and no effect on the adjournment proposal. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 24.

Global Star board of directors has unanimously approved the Merger Agreement and the Plans of Merger, and unanimously recommends that Global Star stockholders vote “FOR” approval of each of the Proposals. When you consider Global Star board of director’s recommendation of these Proposals, you should keep in mind that Global Star’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a stockholder. See the section titled “Proposals to be Considered by Global Star Stockholders: The Business Combination — Interests of Global Star’s Directors and Executive Officers in the Business Combination.”

On behalf of the Global Star board of directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.

If you have any questions or need assistance voting your ordinary shares, please contact Laurel Hill Advisory Group, LLC, our proxy solicitor, by calling (855)-414-2266, or banks and brokers can call collect at (855)-414-2266, or by emailing GLST@laurelhill.com. The notice of the stockholder meeting and the proxy statement/prospectus relating to the Merger will be available at https:/ [●].

The accompanying proxy statement/prospectus provides stockholders of Global Star with detailed information about the Merger and other matters to be considered at the stockholder meeting of Global Star. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. In particular, when you consider the recommendation of the board of directors of Global Star to vote in favor of the proposals described in this proxy statement/prospectus, you should keep in mind that Global Star’s directors and officers have interests in the Merger that are different from, in addition to or may conflict with your interests as a shareholder. For instance, the Sponsor, and the officers and directors of Global Star who have invested in the Sponsor entity, will benefit from the completion of a Merger and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate. See the section entitled “Interests of Global Star’s Directors and Officers in the Merger” for a further discussion. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 24 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [●], 2023, and is first being mailed to Global Star’s stockholders on or about [●], 2023.

GLOBAL STAR ACQUISITION INC.

1641 International Drive Unit 208

McLean, VA

NOTICE OF STOCKHOLDER MEETING
TO BE HELD ON [●], 2023

TO THE STOCKHOLDERS OF GLOBAL STAR ACQUISITION INC.:

NOTICE IS HEREBY GIVEN that a meeting of the stockholders (the “stockholder meeting”) of Global Star Acquisition Inc., a Delaware corporation (“Global Star”), will be held on [●], 2023, at [●] Eastern Time at [●], unless the stockholder meeting is adjourned. We also intend to hold the stockholder meeting through a “virtual” or online method. You will be able to attend the stockholder meeting online, vote and submit your questions during the stockholder meeting by visiting [●]. To register and receive access to the stockholder meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

Proposal 1. Reincorporation Merger — to consider and vote on a proposal to adopt and approve the merger agreement, dated as of June 15, 2023, as modified by the joinder agreement, dated July 13, 2023 (the “Merger Agreement”), by and among Global Star Acquisition Corp., a Delaware corporation (“Global Star”), K Enter Holdings Inc., a Delaware corporation (“K Enter”), K Wave Media Ltd., a Cayman Islands exempted company (“PubCo”) and GLST Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to effect Global Star’s initial business combination pursuant to which, among other things, (1) Global Star will merge with and into PubCo that is a wholly owned subsidiary of Global Star, with PubCo being the surviving corporation in such merger, thereby consummating a change in Global Star’s domicile from a Delaware corporation to a Cayman Islands exempted company (the “Reincorporation Merger”). We refer to this as the “Reincorporation Merger Proposal” or “Proposal No. 1;” A copy of the Merger Agreement is attached to the accompanying proxy statement as Annex A;

Proposal 2. Acquisition Merger — to consider and vote on a proposal to adopt and approve the subsequent merger set forth in the Merger Agreement, pursuant to which the K Enter will merge with and into Merger Sub that is a wholly owned subsidiary of PubCo, with K Enter as the surviving corporation in such merger, thereby consummating PubCo’s acquisition, through its Merger Sub, of K Enter (the “Acquisition Merger”), and, after giving effect to the Acquisition Merger, K Enter being a wholly owned subsidiary of PubCo. We refer to this as the “Acquisition Merger Proposal” or “Proposal No. 2;” The Reincorporation Merger, the Acquisition Merger and such other transactions contemplated by the Merger Agreement are hereinafter collectively referred as the “Business Combination” and Proposals 1 and 2 are collectively referred to as the “Business Combination Proposals”.

Proposal 3. The Governance Proposal — to consider and vote, on a non-binding advisory basis, on four separate governance proposals relating to the following material differences between Global Star’s current amended and restated certificate of incorporation (the “GLST Charter”) and PubCo’s Amended and Restated Memorandum and Articles of Association (the “PubCo Charter”). These four separate governance proposals are collectively referred to as the “Governance Proposal”:

a. through the Reincorporation Merger, Global Star shall merge with and into PubCo and Global Star, the Delaware corporation, shall cease to exist and PubCo shall be the surviving corporation and the name of the surviving corporation will be “K Wave Media, Ltd.”;

b. following the Reincorporation Merger the authorized shares of the surviving corporation shall change from (i) 100,000,000 shares of Global Star Class A common stock, 10,000,000 shares of Global Star Class B common stock and 1,000,000 shares of preferred stock to (ii) $100,000 divided into 990,000,000 PubCo Ordinary Shares and 10,000,000 PubCo Preference Shares;

c. deleting the forum selection provision providing for concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for claims arising under the Securities Act; and

d. deleting the election to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested shareholders.

A copy of the form of PubCo’s Amended and Restated Memorandum and Articles of Association is attached to this proxy statement/ prospectus as Annex B. We refer to this as the “Governance Proposal” or “Proposal No. 3;”

Proposal 4. Election of Directors of PubCo Proposal — to consider and vote on a proposal to approve PubCo’s Board of Directors (the “PubCo Board”) in regards to the following persons: Pyeung Ho Choi, Young Jae Lee, Tan Chin Hwee, Ted Kim, Han Jae Kim, Hyung Seok Cho and Tae Woo Kim to serve on PubCo’s Board of Directors. We refer to this as the “Director Proposal” or “Proposal No. 4;”;

Proposal 5. The PubCo 2023 Equity Incentive Plan Proposal — to consider and vote on a proposal to approve PubCo’s 2023 Equity Incentive Plan (the “Incentive Plan”). We refer to this as the “Incentive Plan Proposal” or “Proposal No. 5.” A copy of the Incentive Plan is attached to the accompanying proxy statement as Annex C.

Proposal 6. The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus. We refer to this as the “Adjournment Proposal” or “Proposal No. 6” and, together with the Reincorporation Merger Proposal, the Acquisition Merger Proposal, and the Incentive Plan Proposal, the “Proposals.”

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” The Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Global Star will not consummate the Business Combination. If Global Star does not consummate the Business Combination and fails to complete an initial business combination by [DATE], Global Star will be required to dissolve and liquidate.

As of [RECORD DATE], there were [●] share of GLST Common Stock issued and outstanding and entitled to vote. Only Global Star stockholders who hold shares of record as of the close of business on [RECORD DATE] are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. This proxy statement/prospectus is first being mailed to Global Star stockholders on or about [DATE]. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding GLST Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof; provided, however, that if [●] or more of the ordinary shares purchased in the IPO demand redemption of their GLST Common Stock, then the Business Combination may not be completed. Assuming that a quorum is present, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

This proxy statement/prospectus and accompanying proxy card is being provided to Global Star’s stockholders in connection with the solicitation of proxies to be voted at the stockholder meeting and at any adjournment of the stockholder meeting. Whether or not you plan to attend the stockholder meeting, all of Global Star’s stockholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 24 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Global Star has unanimously approved the Merger Agreement and recommends that stockholders vote “FOR” the adoption of the Merger Agreement and “FOR” all other proposals presented to Global Star’s stockholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Global Star, you should keep in mind that Global Star’s directors and officers have interests in the Merger that may conflict with your interests as a shareholder. See the section entitled “Merger Proposal — Interests of Global Star’s Directors and Executive Officers in the Merger” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, a public shareholder may request that Global Star redeem all or a portion of its public shares for cash if the Merger is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares, GLST Warrants and GLST Rights prior to exercising your redemption rights with respect to the public shares;

(ii)	submit a written request to Global Star’s transfer agent in which you (a) request that Global Star redeem all or a portion of your public shares for cash, and (b) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and (c) deliver your public shares to Continental, Global Star’s transfer agent, physically or electronically through The Depository Trust Company; and

(iii)	deliver your certificates for public shares (if any) along with the redemption forms to Continental, Global Star’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to [●], [●] Time, on [●], 2023 (two business days before the scheduled vote at the stockholder meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares, GLST Warrants and GLST Rights prior to exercising redemption rights with respect to the public shares. Public holders that hold their units in an account at a brokerage firm or bank, must notify their broker or bank that they elect to separate the units into the underlying public shares, GLST Warrants and GLST Rights, or if a holder holds units registered in its own name, the holder must contact Global Star’s transfer agent directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Global Star’s transfer agent in order to validly redeem its shares. Public stockholders may elect to redeem public shares regardless of if or how they vote in respect of the Merger Proposal and regardless of whether they hold public shares on the record date. If the Merger is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Merger is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Global Star’s transfer agent, PubCo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Global Star’s initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Merger. For illustrative purposes, based on approximately $55 million of funds in the Trust Account and 5,147,934 shares subject to possible redemption, in each case, as of October 31, 2023, this would have amounted to approximately $10.68 per issued and outstanding public share, subject to reduction for the payment of taxes. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. If redemption takes place after consummation of the Merger, it is shares of PubCo Common Stock that will be redeemed. See “Stockholder Meeting of Global Star — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

On behalf of Global Star’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Merger.

Sincerely,

Anthony Ang Chief Executive Officer and Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [●], 2023 and is first being mailed to stockholders on or about             , 2023.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333-              ) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of (i) the PubCo Ordinary Shares to Global Star’s stockholders, (ii) the PubCo Warrants to holders of GLST Warrants in exchange for the GLST Warrants, (iii) the PubCo Rights in exchange for the GLST Rights (iv) the PubCo Ordinary Shares underlying the PubCo Warrants and the PubCo Rights, (v) PubCo Ordinary Shares to the stockholders of K Enter and (vi) the investors in the PIPE Financing, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Special Meeting at which Global Star’s stockholders will be asked to consider and vote upon the Proposals to approve the Reincorporation Merger, the Acquisition Merger, the Incentive Plan Proposal and the Adjournment Proposal.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, after the consummation of the Business Combination, PubCo will be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. Global Star files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Global Star’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact Global Star’s proxy solicitor, Laurel Hill Advisory Group, LLC, individual call toll-free at (855) 414-2266 and banks and brokers call at (855) 414-2266.

All information contained in this proxy statement/prospectus relating to Global Star, PubCo and Merger Sub has been supplied by Global Star, and all such information relating to K Enter has been supplied by K Enter. Information provided by either of Global Star or K Enter does not constitute any representation, estimate or projection of the other party.

Neither Global Star, PubCo, Merger Sub nor K Enter has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

USE OF CERTAIN TERMS

Unless otherwise stated in this proxy statement/prospectus references to the following terms shall be defined as follows:

●	“2023 Plan” or the “Incentive Plan” refer to PubCo 2023 Share Incentive Plan;

●	“Acquisition Merger” refer to the merger, described in the Merger Agreement, between K Enter and Merger Sub, whereby K Enter is the surviving corporation;

●	“Business Combination” refer to the closing of the transaction contemplated by the Merger Agreement, including the Reincorporation Merger and the Acquisition Merger;

●	“Closing Date” refer to the date on which the Business Combination is consummated;

●	“Exchange Act” refer to the Securities Exchange Act of 1934, as amended;

●	“Founder Shares” means the outstanding shares of GLST Class B Common Stock held by the Sponsor, our directors and affiliates of our management team in the total amount of 1,800,000 shares.

●	“Global Star” or “GLST” or the “Company” refer to Global Star Acquisition Corp., a Delaware corporation;

●	“GLST Charter” refers to GLST’s Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on September 19, 2022.

●	“GLST Common Stock” refers collectively to GLST Class A Common Stock, $0.0001 par value per share and GLST Class B Common Stock, $0.0001 par value per share;

●	“GLST Class A Common Stock” are to Global Star’s Class A common stock, $0.0001 par value per share;

●	“GLST Class B Common Stock” are to Global Star’s Class B common stock, $0.0001 par value per share;

●	“GLST Rights” are to the rights sold as part of the units in the IPO (whether they are purchased in the IPO or thereafter in the open market). The GLST Rights entitle the holder to receive 1/10 of one share of GLST Class A Common Stock upon the consummation of the Business Combination;

●	“GLST Warrants” are to Global Star redeemable warrants sold as part of the units in the IPO (whether they are purchased in the IPO or thereafter in the open market, including warrants that may be acquired by our sponsor or its affiliates in this offering or thereafter in the open market). The GLST Warrants entitle the holder to purchase one share of GLST Class A Common Stock for $11.50;

●	“IFRS” refer to International Financial Reporting Standards issued by the IFRS Foundation and the International Accounting Standards Board.

●	“Initial Stockholders” are the initial stockholders of Global Star, including Anthony Ang, Nicholas Khoo, Shan Cui, Stephen Drew, Argon Lam Chun Win, Yang Kan Chong, Hai Chwee Chew and Jukka Rannila and excluding the Sponsor.

●	“IPO” refer to the initial public offering of 8,000,000 units of Global Star consummated on September 22, 2022;

●	“Joinder Agreement” refer to as the Joinder Agreement, dated July 13, 2023, entered into among PubCo, Merger Sub, Global Star and K Enter.

●	“K Enter” refers to K Enter Holdings Inc., a Delaware corporation;

●	“K Enter Charter” refers to K Enter’s Second Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on May 31, 2023.

●	“K Enter Common Stock” refer to the shares of K Enter’s common stock, $0.0001 par value per share.

●	“K Enter Series A Preferred Stock” refer to the shares of K Enter’s Series A Preferred Stock, $0.0001 par value per share.

●	“Merger Agreement” refer to the Merger Agreement, dated June 15, 2023, by and between Global Star and K Enter, as modified by the Joinder Agreement;

●	“Merger Sub” refer to GLST Merger Sub, Inc., a Delaware corporation;

●	“New K Enter” refers to K Enter after the closing of the equity purchase agreement with Play Company Co., Ltd.

●	“PIPE Financing” refers to Global Star’s plan to use its best efforts to consummate a capital raise of $50,000,000, with the assistance and cooperation of K Enter, with the closing to occur simultaneously with the closing of the Business Combination.

●	“Plan of Merger” refer respectively to the statutory plan of merger to be filed with the Registrar of Companies in the Cayman Islands to effect the Reincorporation Merger;

●	“PubCo” refer to K Wave Media Ltd., a Cayman Islands exempted company;

●	“PubCo Ordinary Shares” refer to PubCo’s ordinary shares;

●	“PubCo Rights” refer to PubCo’s rights which entitle the holder to receive 1/10 of one PubCo Ordinary Share upon the consummation of the Acquisition Merger;

●	“PubCo Warrants” refer to PubCo’s redeemable warrants which entitle the holder to purchase one PubCo Ordinary Share for $11.50;

●	“PubCo Charter” refers to PubCo’s Amended and Restated Memorandum and Articles of Association, to be in effect upon the consummation of the Business Combination.

●	“public shares” are to shares of Global Star Class A common stock sold as part of the units in the IPO (whether they are purchased in this offering or thereafter in the open market);

●	“Reincorporation Merger” refer to the merger, described in the Merger Agreement, between Global Star and PubCo, whereby PubCo is the surviving corporation.

●	“Representative” refer to EF Hutton, division of Benchmark Investments LLC, the underwriter for the Global Star initial public offering.

●	“Sponsor” refer to Global Star Acquisition 1 LLC;

●	“US Dollars,” “$,” or “US$” refer to the legal currency of the United States;

●	“U.S. GAAP” refer to accounting principles generally accepted in the United States;

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

Q:	What is the purpose of this document?

A:	Global Star is proposing to consummate the Business Combination. The Business Combination consists of the Reincorporation Merger and the Acquisition Merger, each of which are described in this proxy statement/prospectus. In addition, the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Reincorporation Merger and the Acquisition Merger will each require the affirmative vote of the holders of a majority of the issued and outstanding GLST Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof.

Q:	What is being voted on at the Special Meeting?

A:	Below are the Proposals that the Global Star’s stockholders are being asked to vote on:

●	The Reincorporation Merger Proposal to approve the Reincorporation Merger;

●	The Acquisition Merger Proposal to approve the Acquisition Merger;

●	The Governance Proposal to approve, on a non-binding advisory basis, four separate governance proposals relating to material differences between Global Star’s current amended and restated certificate of incorporation and PubCo’s Amended and Restated Memorandum and Articles of Incorporation;

●	The Director Proposal to elect the following persons: Pyeung Ho Choi, Young Jae Lee, Tan Chin Hwee, Ted Kim, Han Jae Kim, Hyung Seok Cho and Tae Woo Kim to serve on PubCo’s Board of Directors;

●	The Incentive Plan Proposal to approve PubCo’s Incentive Plan; and

●	The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Global Star does not receive the requisite stockholder vote to approve the above Proposals.

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding GLST Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof;.

Q:	Are any of the proposals conditioned on one another?

A:	Yes, the Reincorporation Merger Proposal and the Acquisition Merger Proposal are dependent upon each other. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, Global Star will not consummate the Business Combination. If Global Star does not consummate the Business Combination and fails to complete an initial business combination by November 22, 2023 (or up to June 22, 2024, in the event Global Star extends the time period for which it must complete its initial business combination to the fullest extent), Global Star will be required to dissolve and liquidate. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Q:	Do any of Global Star’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:	Global Star’s directors and officers may have interests in the Business Combination that are different from your interests as a stockholder. Our Sponsor and officers and directors own 2,300,000 shares of common stock, which we refer to herein as “insider shares,” purchased for an aggregate purchase price of $25,000. Our Sponsor also owns 498,225 Private Placement Units, and certain executive officers and directors own beneficial interests in the Sponsor. All of such investments would expire worthless if a business combination is not consummated; on the other hand, if a business combination is consummated, such investments could earn a positive rate of return on their overall investment in the combined company, even if other holders of our common stock experience a negative rate of return.

In addition, if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify us to the extent any claims by a third party for services rendered or products sold to us, or any claims by a prospective target business with which we have discussed entering into an acquisition agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.25 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.25 per public share is then held in the Trust Account due to reductions in the value of the trust assets, less taxes payable, (y) shall not apply to any claims by a third party or a target which executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and (z) shall not apply to any claims under the Company’s indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Further, none of our officers or directors has received any cash compensation for services rendered to the Company, and all of the current members of our Board are expected to continue to serve as directors at least through the date of the special meeting to vote on a proposed business combination and may even continue to serve following any potential business combination and receive compensation thereafter.

The exercise of Global Star’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Global Star stockholders’ best interests.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will take place on [DATE], at 10:00 a.m, Eastern Time. Global Star will be holding its Special Meeting as a teleconference using the following dial-in information:

US Toll Free

International Toll

Participant Passcode

Q:	Who may vote at the Special Meeting?

A:	Only holders of record of GLST Class A Common Stock and GLST Class B Common Stock as of the close of business on [DATE] (the record date) may vote at the Special Meeting. As of [DATE], there were [●] shares of GLST Class A Common Stock and [●] share of GLST Class B Common Stock outstanding and entitled to vote. Please see the section titled “The Special Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:	What is the quorum requirement for the Special Meeting?

A:	Shareholders representing a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting must be present in person or represented by proxy in order to hold the Special Meeting and conduct business. This is called a quorum. GLST Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Special Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:	What vote is required to approve the Proposals?

A:	Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding GLST Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Since each of the Proposals require the affirmative vote of a majority of the GLST Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof, attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting “AGAINST” the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Q:	How will the Initial Stockholders and the Sponsor vote?

A:	Global Star’s Initial Stockholders and the Sponsor, who as of the record date, owned 2,753,225 shares of GLST Common Stock, or approximately 32.3% of the issued and outstanding GLST Common Stock, have to vote their respective shares in favor of the Reincorporation Merger Proposal, Acquisition Merger Proposal and other related proposals.

Q:	What do I need to do now?

A:	We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a Global Star stockholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	Do I need to attend the Special Meeting to vote my shares?

A:	No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your GLST Common Stock. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Global Star encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:	Am I required to vote against the Reincorporation Merger and the Acquisition Merger Proposal in order to have my GLST Common Stock redeemed?

A:	No. You are not required to vote against the Reincorporation Merger Proposal and the Acquisition Merger Proposal in order to have the right to demand that Global Star redeem your GLST Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the trust account (including interest earned on your pro rata portion of the trust account, net of taxes payable) before payment of deferred underwriting commissions. These redemption rights in respect of the GLST Common Stock are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of GLST Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their GLST Common Stock will be returned to them.

Q:	How do I exercise my redemption rights?

A:	If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [●] (two business days before the Special Meeting), that Global Star redeem your shares for cash, and (ii) submit your request in writing to Global Star’s transfer agent, at the address listed at the end of this section and deliver your shares to Global Star’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Special Meeting.

Any corrected or changed written demand of redemption rights must be received by Global Star’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of GLST Common Stock as of the record date. Any public stockholder who holds GLST Common Stock on or before _________________ (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
1State Street, 30th Floor
New York, NY 10004

Attn. Mark Zimkind

E-mail: spacredemptions@continentalstock.com

Q:	How can I vote?

A:	If you were a holder of record of GLST Common Stock on [DATE], the record date for the Special Meeting, you may vote with respect to the Proposals in person at the Special Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [DATE], in accordance with the instructions provided to you under the section titled “The Special Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:	No. Under Nasdaq rules, your broker, bank or nominee cannot vote your GLST Common Stock with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Global Star believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your GLST Common Stock without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your GLST Common Stock; this indication that a bank, broker or nominee is not voting your GLST Common Stock is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your GLST Common Stock only if you provide instructions on how to vote. You should instruct your broker to vote your GLST Common Stock in accordance with directions you provide.

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:	Global Star will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Special Meeting of Global Star stockholders. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Q:	What happens if I sell my GLST Common Stock before the Special Meeting?

A:	The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your GLST Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Special Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Global Star’s stockholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:	Will I experience dilution as a result of the Business Combination?

A:	Prior to the Business Combination, the Global Star’s public stockholders who hold shares issued in the IPO own approximately 71.5% of Global Star’s issued and outstanding shares of common stock. After giving effect to the Business Combination and to (i) the issuance of the 61,000,000 PubCo Ordinary Shares in the Acquisition Merger and excluding the 67.7% PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan upon closing; (ii) the issuance of up to 5,147,934 PubCo Ordinary Shares to the Global Star stockholders in connection with the Reincorporation Merger (assuming there are no Global Star stockholders who exercise their redemption rights); (iii) issuance of up to 920,000 PubCo Ordinary Shares are issued upon conversion of the PubCo Rights); (iv) assuming no exercise of the PubCo Warrants, Global Star’s current public stockholders will own approximately 8.6% of the issued share capital of PubCo.

The following summarizes the pro forma shares of K Wave ordinary shares issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:

	No Additional Redemptions		Maximum Redemptions
Pro Forma Ownership	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
K Enter stockholders(1)	61,160,000	87.1%	61,160,000	94.0%
Global Star public stockholders(2)	6,067,934	8.6%	920,000	1.4%
Sponsor and Insider Stockholders(3)	2,853,047	4.1%	2,853,047	4.4%
Representative Shares	115,000	0.2%	115,000	0.2%
Total shares outstanding	70,195,981		65,048,047

(1)	Includes 61,000,000 rollover equity shares of K Enter stockholders and 160,000 shares of Global Star Founder shares owned by K Enter
(2)	Includes 9,200,000 Public Rights automatically converted into 920,000 shares of common stock upon consummation of the Business Combination.
(3)	Includes (a) 1,640,000 Founder Shares owned by the Sponsor, (b) 498,225 shares underlying the Private Units plus 498,225 Private Rights automatically converted into 49,822 shares of common stock upon consummation of the Business Combination owned by the Sponsor, (c) 150,000 shares of common stock underlying the Convertible Note plus 150,000 Convertible Note Rights automatically converted into 15,000 shares of common stock upon consummation of the Business Combination owned by the Sponsor, and (d) 500,000 Founder Shares owned by the Initial Stockholders.

Q:	Are K Enter’s shareholders required to approve the Acquisition Merger?

A:	Yes. K Enter’s shareholders’ approval of the Acquisition Merger and the Merger Agreement is required to consummate the Business Combination.

Q:	Is the consummation of the Business Combination subject to any conditions?

A:	Yes. The obligations of each of Global Star, K Enter, Merger Sub and PubCo to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” in this proxy statement/prospectus.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Special Meeting in person and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Special Meeting. If you hold your GLST Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Laurel Hill Advisory Group, LLC

2 Robbins Lane, Suite 201

Jericho, NY 11753

(855)-414-2266

Email: GLST@laurelhill.com

Q:	Should I send in my stock certificates now?

A:	Yes. Global Star’s stockholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Special Meeting. Please see the section titled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your ordinary shares for cash.

Q:	When is the Business Combination expected to occur?

A:	Assuming the requisite stockholder approvals are received, Global Star expects that the Business Combination will occur as soon as practicable following the Special Meeting, but only after the registration of the plans of merger by the Registrar of Companies of the Cayman Islands with respect to the Reincorporation Merger and the Acquisition Merger.

Q:	Who will manage PubCo?

A:	PubCo will be managed by it Board of Directors. Messrs. Pyeung Ho Choi, Young Jae Lee, Tan Chin Hwee, Ted Kim, Han Jae Kim, Hyung Seok Cho and Tae Woo Kim shall be the members of the Board of Directors of PubCo. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:	Is there a deadline for the Business Combination to occur? What happens if the Business Combination is not consummated?

A:	At a Special Meeting of Stockholders held on August 22, 2023, the stockholders of Global Star approved amendments to Global Star’s Current Charter and the Trust Agreement to extend the deadline for completing a business combination from September 22, 2023 (the “Original Termination Date”) to up to June 22, 2024 via nine one-month extensions provided Global Star deposits into the Trust Account extension payments equal to the lesser of $125,000 or $0.04 per share as of the applicable deadline date for each one-month extension. The Sponsor has agreed to fund the monthly extension payments in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a business combination. Prior to or on September 22, 2023 and October 22, 2023, the Sponsor funded deposits of $125,000 each to the Trust Account, extending the date by which Global Star to November 22, 2023 (the “Extended Date”). Global Star may extend the Extended Date by up to seven additional one-month extensions, or up to June 22, 2024, provided that the Sponsor (or its affiliates or permitted designees) deposits into the Trust Account the sum of $125,000 for each such one-month extension in exchange for a non-interest bearing, unsecured promissory note (the “New Termination Date”).

If Global Star fails to consummate a business combination prior to the earlier of the Extended Date or the New Termination Date (as it may be extended as described above), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the holders of public shares as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the board of directors, dissolve and liquidate, subject in each case to Global Star’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In that event, there will be no distribution from the Trust Account with respect to our rights, which will expire worthless in the event of our winding up. In the event of a liquidation, our Sponsor and directors and officers will not receive any monies held in the Trust Account as a result of their ownership of the Insider Shares and Private Placement Units.

Q:	What happens to the funds deposited in the trust account following the Business Combination?

A:	Following the closing of the Business Combination, holders of GLST Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the trust account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of October 31, 2023, there was approximately $55 million in Global Star’s trust account. Global Star estimates that approximately $10.68 per outstanding share issued in Global Star’s IPO will be paid to the public investors exercising their redemption rights, subject to reduction for the payment of taxes. Any funds remaining in the trust account after such uses will be used for future working capital and other corporate purposes of the combined entity.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:	In the event that a U.S. Holder elects to redeem its GLST Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the GLST Common Stock under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale or exchange of the GLST Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the GLST Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the GLST Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Further, because the Reincorporation Merger will occur immediately prior to the redemption of GLST Common Stock, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Reincorporation Merger. All U.S. Holders considering exercising redemption rights with respect to their GLST Common Stock are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Reincorporation Merger and exercise of redemption rights.

See the section titled “Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights.”

Q:	Will holders of GLST Common Stock, GLST Rights or GLST Warrants be subject to U.S. federal income tax on the PubCo Ordinary Shares or PubCo Warrants received in the Business Combination?

A:	Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Business Combination,” the Reincorporation Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code, and, as a result, a U.S. Holder (as defined below) should not recognize gain or loss on the exchange of GLST Common Stock, GLST Rights, or GLST Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Reincorporation Merger. The discussion in “Material U.S. Federal Income Tax Consequences of the Business Combination” reflects the opinion of Nelson Mullins as to the material U.S. federal income tax consequences of the Business Combination to U.S. Holders of GLST Common Stock, GLST Rights, or GLST Warrants, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described therein and otherwise herein (including uncertainty as to whether the Business Combination will be taxable for such U.S. Holders).

If the Reincorporation Merger does not qualify as a reorganization, then a U.S. Holder that exchanges its GLST Common Stock, GLST Rights, or GLST Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the GLST Common Stock, GLST Rights, and GLST Warrants exchanged.

Further, because the Reincorporation Merger will occur immediately prior to the redemption of GLST Common Stock, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Reincorporation Merger. All U.S. Holders considering exercising redemption rights with respect to their GLST Common Stock are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Reincorporation Merger and exercise of redemption rights.

For a more detailed discussion of certain U.S. federal income tax consequences of the Reincorporation Merger and the Business Combination, see the section titled “Material U.S. Federal Income Tax Consequences of the Business Combination” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:	Who can help answer my questions?

A:	If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Global Star’s proxy solicitor at:

Laurel Hill Advisory Group, LLC

2 Robbins Lane, Suite 201

Jericho, NY 11753

(855)-414-2266

Email: GLST@laurelhill.com

You may also obtain additional information about Global Star from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

DELIVERY OF DOCUMENTS TO GLOBAL STAR’S STOCKHOLDERS

Pursuant to the rules of the SEC, Global Star and vendors that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus, unless Global Star has received contrary instructions from one or more of such stockholders. Upon written or oral request, Global Star will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request that Global Star deliver single copies of this proxy statement/prospectus in the future. Stockholders may notify Global Star of their requests by contacting Global Star’s proxy solicitor as follows:

Laurel Hill Advisory Group, LLC

2 Robbins Lane, Suite 201

Jericho, NY 11753

(855)-414-2266

Email: GLST@laurelhill.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A, the PubCo’s Memorandum and Articles of Association attached as Annex B, the Incentive Plan attached as Annex C and, the Escrow Agreement attached as Annex D. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Global Star’s stockholders.

The Parties to the Business Combination

Global Star Acquisition Corp.

Formation. We are a blank check company incorporated on July 24, 2019, as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, (the “Business Combination”). We are an emerging growth company and, as such, we are subject to all the risks associated with emerging growth companies.

Initial Public Offering. On September 22, 2022, the Company consummated its initial public offering (the “IPO”) of 8,000,000 units (the “Units”). Each Unit consists of one share of Class A common stock of the Company, par value $0.0001 per share (“Class A Common Stock”), one redeemable GLST Warrant, with each whole GLST Warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share, and one GLST Right, with each GLST Right entitling the holder to receive one-tenth of one share of Class A Common Stock. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $80,000,000. Simultaneously with the consummation of the closing of the IPO, the Company consummated the private placement of an aggregate of 456,225 units (the “IPO Private Placement Units”) to the Sponsor, at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $4,562,250 (the “IPO Private Placement”).

At the time of the IPO, the underwriters were granted a 45-day over-allotment option to purchase up to 1,200,000 additional Units to cover overallotments, if any (the “Over-Allotment Units”). Subsequently, on September 30, 2022, the underwriters exercised their over-allotment option to purchase 1,200,000 Over-Allotment Units. On October 4, 2022, the Company closed on the Over-Allotment Units through the sale of 1,200,000 Units at a purchase price of $10.00 per share for gross proceeds of approximately $12.0 million.

Simultaneously with the sale of the Over-Allotment Units, the Company consummated the private placement of an aggregate of 42,000 units (the “Over-Allotment Private Placement Units” and together with the IPO Private Placement Units, the “Private Placement Units”) to the Sponsor, at a price of $10.00 per Over-Allotment Private Placement Units, generating total gross proceeds of $420,000

A total of $94,300,000 comprising proceeds from the IPO and proceeds of the Private Placement, net of the underwriting commissions, discounts, and IPO expenses, was deposited in a trust account established for the benefit of the Company’s public stockholders.

Our management team is led by Anthony Ang, our Chief Executive Officer (“CEO”) who is a global executive with over 40 years of senior management experience. His broad expertise covers international marketing, investment promotion, manufacturing, and fund management. Mr. Ang currently holds various senior positions including independent director on boards of public companies, Ambassador Extraordinary and Plenipotentiary of the Republic of Singapore to the Republic of Tunisia, and the Chairman and director for a crowd funded real estate investment platform, and a digital asset exchange.

Our units, public shares, public warrants, and public rights are each traded on the Nasdaq Stock Market under the symbols “GLSTU,” “GLST”, “GLSTW,” and “GLSTR” respectively. Our units commenced public trading on September 22, 2022, and our public shares, public warrants and public rights commenced separate public trading on November 10, 2022. Our Class B common stock is not listed on any exchange.

K Enter Holdings Inc.

K Enter Holdings Inc. (“K Enter”) was formed on January 4, 2023, under the laws of the State of Delaware. K Enter was formed as a holding company for the purpose of acquiring seven diversified entertainment operating companies based in Korea, engaged in the entertainment content and IP creation businesses (the “Seven Korean Entities”). K Enter has entered into agreements to acquire controlling equity interests in each of the Seven Korean Entities. The Seven Korean Entities to be acquired by K Enter include: an IP merchandising company - Play Company Co., Ltd., four K content production companies - Apeitda Production, Bidangil Pictures Co., Ltd., The LAMP Co., Ltd., and Studio Anseilen Co., Ltd., a virtual production company - First Virtual Lab, Inc.; and a specialized K content private equity company - Solaire Partners LLC. K Enter also has an internal K drama production team. As a combined platform, K Enter expects these companies to provide a significant amount of synergy. K Enter expects to close the equity purchases for each of the Seven Korean Entities following the date this proxy statement/prospectus on Form F-4 is declared effective by the SEC and before the closing of the Business Combination.

For more information on K Enter, please see the sections entitled “Business of K Enter” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Enter.”

The Business Combination and the Merger Agreement

The Merger Agreement was entered into by and among Global Star and K Enter and certain other parties on June 15, 2023. On June 13, 2023, PubCo and Merger Sub executed the Joinder Agreement and became parties to the Merger Agreement. Pursuant to the terms of the Merger Agreement, the Business Combination will be completed through a two-step process consisting of the Reincorporation Merger and the Acquisition Merger.

The Reincorporation Merger

At least one (1) business day prior to the Acquisition Merger, Global Star will reincorporate to Cayman Islands by merging with and into the PubCo, a Cayman Islands exempted company and wholly owned subsidiary of Global Star. The separate corporate existence of Global Star will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding GLST Units will separate into their individual components of GLST Common Stock, GLST Rights and GLST Warrants and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Global Star stockholders shall be exchanged as follows:

(i)	Each share of GLST Common Stock, issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such GLST Common Stock, PubCo shall issue to each Global Star stockholder (other than Global Star stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)	Each GLST Warrant issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one PubCo Ordinary Share at a price of $11.50 per whole share; and

(iii)	The holders of GLST Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10) of one PubCo Ordinary Share in exchange for the cancellation of each GLST Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

The Acquisition Merger

At least one (1) business day after the Reincorporation Merger, Merger Sub, a Delaware corporation and wholly owned subsidiary of PubCo, will be merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger is $610,000,000, payable in the form of 61,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share to K Enter and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in K Enter held by the former K Enter shareholders will be cancelled and ceased to exist, in exchange for the issue of an aggregate of 61,000,000 PubCo Ordinary Shares. [●] PubCo Ordinary Shares will be reserved and authorized for issuance under the Incentive Plan upon closing. At the closing of the Acquisition Merger, the one fully paid share in Merger Sub held by PubCo will become one fully paid share in the surviving corporation, so that K Enter will become a wholly owned subsidiary of PubCo.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as part of Annex A hereto. For more information about the Business Combination, please see the sections titled “Proposal No. 1 — The Reincorporation Merger Proposal” and “Proposal No. 2 — The Acquisition Merger Proposal.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Post-Business Combination Structure and Impact on the Public Float

The following chart illustrates the ownership structure of PubCo immediately following the Business Combination. The equity interests shown in the diagram below were calculated based on the assumptions that (i) no Global Star stockholder exercises its redemption, (ii) none of the parties in the chart below purchase GLST Common Stock in the open market and (iii) there are no other issuances of equity by Global Star prior to or in connection with the consummation of the Business Combination. Notwithstanding the foregoing, the ownership percentages set forth below do not take into account the [●] PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan and do not take into account the exercise of any PubCo Warrants.

K Enter Stockholders 86.9%
K Enter Founder Shares 0.2%
Global Star Stockholders 8.7%
Global Star Sponsor 4.0%
Representive Shares 0.2%
K WAVE MEDIA LTD (Cayman Islands Corporation) 100%
K ENTER HOLDINGS INC. (Delaware Corporation)

If the actual facts are different than these assumptions, the percentage ownership retained by our public stockholders following the business combination will be different. The public warrants and private placement warrants will become exercisable upon the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

Management and Board of Directors Following the Business Combination

Effective as of the closing of the Business Combination, the board of directors of PubCo will consist of seven (7) members. All members of the PubCo board of directors will be designated by K Enter and a majority of whom will be considered “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

Other Documents Relating to the Business Combination

Lock-Up Agreement

At the Closing, PubCo, the Sponsor, certain former stockholders of K Enter, and certain other persons and entities, will enter into lock-up agreements (the “Lock-Up Agreements”) with respect to the Purchaser Ordinary Shares and Purchaser Warrants held by the Sponsor immediately following the Closing, and the Purchaser Ordinary Shares held by the Target Holders immediately following the Closing (the “Lock-Up Shares”), pursuant to which, each Holder agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any Lock-Up Shares during the application lock-up period, on the terms and subject to the conditions set forth in the Lock-Up Agreement. Lock-up period means, (i) with respect to 50% of the Lock-up Shares, the earlier of (A) six months after the Closing and (B) the date on which the closing price of the Purchaser’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, rights issuances, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the date hereof and (ii) with respect to the remaining 50% Lock-up Shares (or Ordinary Shares issuable upon conversion thereof), six months after the Closing.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as part of Annex A hereto.

Registration Rights Agreement

At the Closing, PubCo, the Sponsor, certain former stockholders of Global Star, and certain former stockholders of K Enter, will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which PubCo will be obligated to file a registration statement to register the resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, of certain securities of Purchaser held by the parties to the Registration Rights Agreement. The Registration Rights Agreement will also provide the Sponsor, the Company Holders, the Target Holders with unlimited “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by the Company, the Sponsor and the other parties thereto in connection with the Company’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder, on the date that such holder no longer holds any Registrable Securities (as defined therein).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as part of Annex A hereto.

Redemption Rights

Pursuant to Global Star’s amended and restated certificate of incorporation, Global Star’s public stockholders may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public shares. As of October 31, 2023, this would have amounted to approximately $10.68 per share, subject to reduction for the payment of taxes.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(x) hold public GLST Common Stock or (y) hold public GLST Common Stock through GLST Units and you elect to separate your GLST Units into the underlying public GLST Common Stock, public GLST Rights and public GLST Warrants prior to exercising your redemption rights with respect to the public GLST Common Stock; and

(ii)	prior to 5:00 p.m., Eastern Time, on [●], (a) submit a written request to the transfer agent that Global Star redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

Holders of outstanding GLST Units must separate the underlying GLST Common Stock, GLST Warrants and GLST Rights prior to exercising redemption rights with respect to the GLST Common Stock. If GLST Units are registered in a holder’s own name, the holder must deliver the certificate for its GLST Units to the transfer agent with written instructions to separate the GLST Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the GLST Common Stock from the GLST Units.

If a broker, dealer, commercial bank, trust company or other nominee holds GLST Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s GLST Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of GLST Units to be separated and the nominee holding such GLST Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant GLST Units and a deposit of an equal number of GLST Common Stock, GLST Warrants and GLST Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the GLST Common Stock from the GLST Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their GLST Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Any request for redemption, once made, may be withdrawn at any time up to two business days immediately preceding the Special Meeting. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the Special Meeting not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the GLST Common Stock.

If a holder exercises its redemption rights, then such holder will be exchanging its public shares for cash and will no longer own shares of the post-Business Combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section titled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Global Star will promptly return the share certificates to the public stockholder.

At a Special Meeting of Stockholders held on August 22, 2023, the stockholders of Global Star approved amendments to Global Star’s Current Charter and the Trust Agreement to extend the deadline for completing a business combination from September 22, 2023 (the “Original Termination Date”) to up to June 22, 2024 via nine one-month extensions provided Global Star deposits into the Trust Account extension payments equal to the lesser of $125,000 or $0.04 per share as of the applicable deadline date for each one-month extension. The Sponsor has agreed to fund the monthly extension payments in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a business combination.

Prior to or on September 22, 2023 and October 22, 2023, the Sponsor funded deposits of $125,000 each to the Trust Account, extending the date by which Global Star must consummate a business combination to November 22, 2023 (the “Extended Date”). Global Star may extend the Extended Date by up to seven additional one-month extensions, or up to June 22, 2024, provided that the Sponsor (or its affiliates or permitted designees) deposits into the Trust Account the sum of $125,000 for each such one-month extension in exchange for a non-interest bearing, unsecured promissory note (the “New Termination Date”).

If Global Star fails to consummate a business combination prior to the earlier of the Extended Date or the New Termination Date (as it may be extended as described above), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the holders of public shares as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the board of directors, dissolve and liquidate, subject in each case to Global Star’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In that event, there will be no distribution from the Trust Account with respect to our rights, which will expire worthless in the event of our winding up. In the event of a liquidation, our Sponsor and directors and officers will not receive any monies held in the Trust Account as a result of their ownership of the Insider Shares and Private Placement Units.

The Proposals

At the Special Meeting, the Global Star’s stockholders will be asked to vote on the following:

●	the Reincorporation Merger Proposal;

●	the Acquisition Merger Proposal;

●	the Governance Proposal

●	the Director Proposal

●	the Incentive Plan Proposal; and

●	the Adjournment Proposal.

Please see the sections titled “The Special Meeting” on page 67 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of [DATE], there were [●] shares of GLST Common Stock issued and outstanding. Only Global Star’s stockholders who hold shares of GLST Common Stock of record as of the close of business on [DATE] are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding GLST Common Stock present and entitled to vote at the Special Meeting.

As of [DATE], the Initial Stockholders collectively owned and are entitled to vote 500,000 shares of GLST Common Stock, or approximately 18.2% of Global Star’s outstanding shares. With respect to the Business Combination, the Initial Stockholders and the Sponsor, which own 2,140,000, or approximately 37.4% of Global Star’s outstanding shares as of the record date, have agreed to vote their GLST Common Stock in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, and intends to vote for the other Proposals although there is no agreement in place with respect to voting on the Proposals.

IPO Underwriting Agreement

The underwriters for the Global Star’s IPO are entitled to a deferred fee of $0.35 per unit sold in the IPO or $3,220,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Global Star completes the Business Combination, subject to the terms of the underwriting agreement.

The following table sets forth the effective underwriting fee (inclusive of the 2.0% fee that was previously paid by Global Star at the closing of its IPO) at three redemption scenarios after giving effect to the redemptions in connection with the filing of an amendment to the Global Star Charter on August 28, 2023:

	Minimum Redemption Scenario	50%Redemption Scenario	Maximum Redemption Scenario
Underwriting Fee(1)	$5,060,000	$5,060,000	$5,060,000
IPO Proceeds Remaining in Trust Account	$54,972,648	27,486,324	0
Effective Underwriting Fee(2)	9.2%	18.4%	NA	%

(1)	The underwriting fee consists of the $1,840,000 underwriting fee paid at the close of the IPO, the $3,220,000 deferred fee due at the close of the Business Combination.
(2)	The effective underwriting fee is calculated by dividing the IPO fee in dollars divided by the IPO proceeds in dollars remaining in the trust account at each redemption scenario.

Anticipated Accounting Treatment

As part of the Business Combination, we will acquire controlling equity interests in the Seven Korean Entities, all of which will be accounted for in accordance with the acquisition method of accounting under IFRS 3. The first of the Seven Korean Entities that we plan to acquire is Play Company. Accordingly, in accordance with IFRS 3, Play Company will be considered to be our acquirer. References to the combined company of K Enter and Play Company are to “New K Enter”. For the remaining six acquisitions, New K Enter is considered to be the acquirer.

The Business Combination is accounted for as a capital reorganization, with no goodwill or other intangible assets recorded, in accordance with IFRS 2. Under this method of accounting, Global Star is treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the assumption that:

●	New K Enter’s existing stockholders will hold a majority of the voting rights of PubCo post Business Combination under the No Additional Redemption Scenario and Maximum Redemption Scenario;

●	By virtue of such estimated voting interest upon the Closing, New K Enter’s existing stockholders will have the ability to control decisions regarding the election and removal of directors and officers of the Combined Company following the Closing;

●	New K Enter will have control over the Board;

●	New K Enter’s operations will substantially comprise the ongoing operations of PubCo;

●	New K Enter is the larger entity in terms of substantive operations and employee base; and

●	New K Enter’s senior management will comprise the senior management of PubCo.

Another determining factor was that Global Star does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization within the scope of IFRS 2, where New K Enter issues stock for the net assets of Global Star. The net assets of Global Star are stated at historical cost, with no goodwill or intangible assets recorded. Any excess of the fair value of shares issued to Global Star over the fair value of Global Star’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The determination that Play Company will be considered the acquirer of K Enter for financial reporting purposes was primarily based on the assumption that:

●	Play Company’s existing stockholders will hold a large minority voting interest in New K Enter where no other owner has a significant voting interest;

●	Play Company’s CEO has the ability to appoint the senior management of New K Enter

●	Play Company’s CEO has the ability to appoint a majority of directors of New K Enter’s board of directors;

●	Play Company’s operations will substantially comprise the ongoing operations of New K Enter; and

●	Play Company is the larger entity in terms of substantive operations and employee base.

Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction are expensed as incurred.

Regulatory Approvals

The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the plans of merger.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Global Star board of directors in favor of adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that Global Star’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

●	the fact that our Sponsor and our directors and officers hold 2,300,000 Insider Shares and, 498,225 Private Placement Units, all such securities jointly beneficially owned by our Chief Executive Officer. In addition, on July 31, 2023, the Sponsor advanced Global Star a $1,600,000 interest free loan for working capital expenses and Global Star issued the Sponsor a promissory note in the amount of $1,600,000. All of such investments would expire worthless if a business combination is not consummated; on the other hand, if a business combination is consummated, such investments could earn a positive rate of return on their overall investment in the combined company, even if other holders of our common stock experience a negative rate of return, due to having initially purchased the Insider Shares for $25,000;

●	the fact that, if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify us to the extent any claims by a third party for services rendered or products sold to us, or any claims by a prospective target business with which we have discussed entering into an acquisition agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.25 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.25 per public share is then held in the Trust Account due to reductions in the value of the trust assets, less taxes payable, (y) shall not apply to any claims by a third party or a target which executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and (z) shall not apply to any claims under the Company’s indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

●	certain officers and directors of the Company own shares of common stock of K Enter. Specifically, the following directors own shares of common stock of K Enter as follows: Stephen Drew owns 6,000 shares of K Enter common stock, Yang Kan Chong owns 1,337 shares of K Enter common stock and Jukka Rannila, beneficially through Assai OY, owns 600 shares of K Enter common stock. Nicholas Aaron Khoo the Company’s Chief Operating Officer owns 600 shares of K Enter common stock.

●	the fact that none of our officers or directors has received any cash compensation for services rendered to the Company, and all of the current members of our Board are expected to continue to serve as directors at least through the date of the special meeting to vote on a proposed business combination and may even continue to serve following any potential business combination and receive compensation thereafter.

The exercise of Global Star’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest; and

●	If the Business Combination with K Enter is completed, K Enter will designate all members of the board of directors.

Recommendations of the Global Star’s Board of Directors to the Global Star’s Stockholders

After careful consideration of the terms and conditions of the Merger Agreement, the Global Star board of directors has determined that Business Combination and the transactions contemplated thereby are fair to and in the best interests of Global Star and its stockholders. In reaching its decision with respect to the Reincorporation Merger and the Acquisition Merger, the Global Star board of directors reviewed various industry and financial data and the due diligence and evaluation materials provided by K Enter. The Global Star board of directors did not obtain a fairness opinion on which to base its assessment. Global Star board of directors recommends that Global Star’s stockholders vote:

●	FOR the Reincorporation Merger Proposal;

●	FOR the Acquisition Merger Proposal;

●	FOR the Governance Proposal

●	FOR the Director Proposal

●	FOR the Incentive Plan Proposal; and

●	FOR the Adjournment Proposal.

Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) Global Star’s ability to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of PubCo following consummation of the Business Combination.

SECURITIES AND DIVIDENDS

Global Star’s units, common stock, warrants and rights are each quoted on the Nasdaq, under the symbols “GLSTU,” “GLST,” “GLSTW,” and “GLSTR,” respectively. Each GLST Unit consists of one share of common stock, one warrant entitling its holder to purchase one share of common stock at a price of $11.50 per whole share, and one right to receive one-tenth (1/10) of one share of common stock upon the consummation of the Business Combination. Global Star’s units commenced trading on Nasdaq on September 22, 2022. Global Star’s common stock, public rights and public warrants commenced trading on Nasdaq on November 10, 2022.

Global Star has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Global Star’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the PubCo board of directors. It is the present intention of Global Star board of directors to retain all earnings, if any, for use in its business operations and, accordingly, Global Star’s board does not anticipate declaring any dividends in the foreseeable future.

K Enter’s securities are not currently publicly traded. We are applying to list the PubCo Ordinary Shares and PubCo Warrants on Nasdaq in connection with the Business Combination.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, financial conditioning and results of operations of PubCo, and could adversely affect the trading price of PubCo’s securities following the business combination.

Risk Factors Relating to K Enter Holdings Inc.’s Business and Industry

Throughout this section, references to “K Enter,” “we,” “us,” and “our” refer to K Enter Holdings Inc. unless the context requires otherwise.

K Enter is a company with limited business operations of its own and has not generated any revenues to date. K Enter plans to manage a network of South Korean subsidiaries in which it plans to acquire controlling equity interests, subject to South Korean regulation. Further, as K Enter has limited business operations of its own, it will depend on the cash flow and business of its planned subsidiaries to generate revenues and profits.

K Enter is a holding company with limited independent operations of our own and has not generated any revenues to date. Our planned South Korean subsidiaries conduct substantially all of our business operations. Managing the regulatory compliance activities for each of these subsidiaries is a complicated task, and we may expend significant resources doing so. However, we cannot guarantee that we will be able to keep abreast of the changing legal and regulatory landscapes for each of the jurisdictions in which our subsidiaries exist. If any of the regulatory environments applicable to our subsidiaries change materially, and we fail to adapt to such change, our business and financial results may be harmed. Applicable tax laws may also subject such payments to us by our subsidiaries to further taxation.

Additionally, as a holding company, we may rely on our operating subsidiaries for distributions or payments for cash flow. Therefore, our ability to fund and conduct our business, service any debt, and pay dividends, if any, in the future may depend on the ability of our South Korean subsidiaries to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds, whether as a result of currency liquidity restrictions, monetary or exchange controls, regulatory restrictions, or otherwise. Further, our subsidiaries’ ability to make payments to us will depend on:

●	their earnings;

●	covenants contained in any debt agreements to which we may then be subject, including any debt agreements of our subsidiaries;

●	covenants contained in other agreements to which we or our subsidiaries are or may become subject;

●	business and tax considerations; and

●	applicable law, including any restrictions under South Korean law that may be imposed on our subsidiaries and their affiliates, that would restrict its ability to make payments to K Enter.

We cannot assure that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us.

We may not realize the anticipated benefits of acquisitions or investments in IP content, or those benefits may be delayed or reduced in their realization.

Acquisitions, investments and mechanizations in IP content may be crucial components of our growth and the development of our business. Acquisitions may broaden and diversify our brand holdings and content offerings may and allow us to build additional capabilities and competencies of K Enter.

We may not be certain that the IP content we may acquire, or acquire an interest in, may achieve or maintain popularity with consumers in the future or that any such acquisitions or investments may allow us to more effectively market our brands, develop our competencies or grow our business. In some cases, we expect that the integration of the companies that we may acquire into our operations may create development, marketing and other operating, revenue or cost synergies which may produce greater revenue growth and profitability and, where applicable, cost savings, operating efficiencies and other advantages. However, we may not be certain that these synergies, efficiencies and cost savings may be realized. Even if achieved, these benefits may be delayed or reduced in their realization. In other cases, we may acquire or invest in IP ownerships that we believe have strong and creative management, in which case we may plan to operate them more autonomously rather than fully integrating them into our operations. We may not be certain that the key talented individuals who own such IP content would continue to work for us after the acquisition or that they would develop popular and profitable content, entertainment or services in the future. We may not guarantee that any acquisition or investment we may make may be successful or beneficial, and acquisitions may consume significant amounts of management attention and other resources, which may negatively impact other aspects of our business.

We face competition. If we may be unable to compete effectively with existing or new competitors, our revenues, market share and profitability may not achieve our expectations.

We have many competitors in the motion picture and broader entertainment industry. Some of our current and potential competitors have greater resources, longer histories, more customers, and/or greater brand recognition, They may secure better IP deals, adopt more aggressive marketing, and devote more resources to technology, infrastructure, content delivery, and others. We compete in Korea and internationally with a wide array of large and small IP development, IP investment firms, virtual IP productions firms, and movie studios. In addition, we compete with companies who may be focused on building their brands across multiple consumer categories, including through entertainment offerings other than motion pictures and episodic content. Across our business, we face competitors who may be constantly monitoring and attempting to anticipate consumer tastes and trends, seeking content which may appeal to consumers, and introducing new content that compete with our content for consumer acceptance and purchase.

Competition may intensify, including with the development of new business models and the entry of new and well-funded competitors, and as our competitors enter into business combinations or alliances and established companies in other market segments expand to become competitive with our business. In addition, new and enhanced technologies, including search, digital content, and electronic devices, may increase our competition. The Internet may facilitate competitive entry and content offerings comparison, and increased competition may reduce our business profits.

Competition within the broader entertainment industry may be intense and our existing and potential customers may be attracted to competing forms of entertainment, such as television, gaming and sporting events, as well as other entertainment options on the Internet. If our offerings may not be popular, our business may be harmed.

We operate in the global motion pictures industry within the broader entertainment industry with our mostly Korean offerings. Our customers face a vast array of entertainment choices. Other forms of entertainment, such as television, gaming, and sporting events, may be more well-established and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. We compete with these other forms of entertainment for the discretionary time and income of our customers. If we may be unable to sustain sufficient interest in our Korean entertainment offerings in comparison to other forms of entertainment, including new forms of entertainment, our business model may not continue to be viable.

The specific industries in which we operate may be characterized by dynamic customer demand and technological advances, and there may be intense competition among entertainment providers. A number of established, well-financed companies producing motion pictures, episodic content, or other relevant IPs and services may compete with our offerings, and other well-capitalized companies may introduce competitive IPs. Such competitors may spend more money and time on developing and testing content and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful content or services than ours, which may negatively impact our business. Our competitors may also develop content, features, or services that may be similar to ours or that achieve greater market acceptance. Such competitors may also undertake more far-reaching and successful content development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Furthermore, new competitors offering Korean motion pictures and episodic content may compete directly against us. There has also been considerable consolidation among competitors in the Korean entertainment industries and such consolidation and future consolidation may result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive content, gain a larger market share, acquire our key partners, decrease cost per user acquisition, expand offerings and broaden their geographic scope of operations. If we may not be able to maintain or improve our market share, or if our offerings may not be accepted by the markets in which we operate, our business may suffer.

If we fail to respond to or capitalize on the rapid technological development in the video, music, gaming, and entertainment industry, including changes in entertainment delivery formats, our business may be harmed.

The video, music, gaming, and entertainment industry continues to experience frequent change driven by technological development, including developments with respect to the formats through which music, films, television programming, games, and other content may be delivered to consumers. With rapid technological changes and expanded digital content offerings, the scale and scope of these changes have accelerated in recent years. For example, consumers may be increasingly accessing television, film and other episodic content on streaming and digital content networks, such as Netflix, Amazon Prime Video, Hulu, Disney+ and Apple TV+.

Many motion pictures and episodic content offerings have gone direct to streaming channels and not produced a physical content format. Direct release to streaming channels may be likely to continue. Technological as well as other changes caused by the pandemic may have caused significant disruption to the retail distribution of film and episodic content offerings and have caused and may in the future cause a negative impact on sales of our content and other forms of monetization of content. We may lose opportunities to capitalize on changing market dynamics, technological innovations or consumer tastes if we do not adapt our content offerings or distribution capabilities in a timely manner. The overall effect that technological development and new digital distribution platforms have on the revenue and profits we derive from our movie content, including from merchandise sales derived from such content, and the additional costs associated with changing markets, media platforms and technologies, may be unpredictable. If we fail to accurately assess and effectively respond to changes in technology and consumer behavior in the entertainment industry, our business may be harmed.

Our expansion into new IP content offerings, services, technologies, and geographic regions subjects us to additional business, legal, financial, and competitive risks.

We may have limited or no relevant expertise in our future IP content development and merchandizing, and our customers may not adopt our IP content offerings. These offerings may present new and difficult technology and content delivery challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer business activities may be lower than in our existing activities, and we may not be successful enough in these newer activities to recoup our investments in them. If any of this were to occur, it may damage our reputation, limit our growth, and negatively affect our operating results.

Misalignment with public and consumer tastes and preferences for entertainment offerings may negatively impact demand for our IP content, which may have an adverse effect on our business, financial condition, results of operations and prospects.

We develop, invest, and merchandize entertainment content, the success of which may depend substantially on consumer interests and preferences that frequently change in unpredictable ways. The success of our business may depend on our ability to consistently create popular content, and to engage popular talent, that may meet the changing preferences of the broad consumer market and may respond to competition from an expanding array of entertainment choices facilitated by technological developments in the availability and delivery of digital content. Misalignment of our IP content if we may not be successful in responding to rapidly changing public and consumer tastes and preferences, may impact demand for our IP content offerings and our business, financial condition, results of operations and prospects may be materially affected.

Inflation may cause our investment and development costs as well as operating and administrative expenses to grow more rapidly than net sales, which may result in lower gross margins and lower net earnings.

Market variables, such as inflation of labor rates and fuel, freight and energy costs, across multiple geographic regions, have and may continue to increase potentially causing us to be unable to efficiently manage our development costs and operating and administrative expenses in a way that would enable us to leverage our revenue growth into higher net earnings. In addition, our inability to pass on such increases in development costs to the consumers in a timely manner, or at all, may cause our operating and administrative expenses to grow, which may result in lower gross profit margins and lower net earnings.

Weakness in the economy, market trends and other conditions affecting the profitability and financial stability of our consumers may negatively impact our sales growth and results of operations.

Economic, political and industry trends affect our business environments. We serve an industry in which the demand for our content and services may be sensitive to the production activity, capital spending and demand for content and services of our customers. Some of these customers (including distributors) operate in markets that maybe subject to cyclical fluctuations resulting from market uncertainty, trade and tariff policies, costs of goods sold, currency exchange rates, central bank interest rate fluctuations, economic downturns, recessions, foreign competition, offshoring of production, oil and natural gas prices, geopolitical developments, labor shortages, inflation, natural or human induced disasters, extreme weather, outbreaks of pandemic disease such as the COVID-19 pandemic, inflation, deflation, and a variety of other factors beyond our control. Any of these factors may cause customers to idle, delay purchases, reduce wholesale purchasing levels, or experience reductions in the demand.

Any of these events may also reduce the volume of content and services these customers purchase from us or impair the ability of our customers to make full and timely payments and may cause increased pressure on our selling prices and terms of sale.

Our expansions may place a strain on our management, operational, financial, and other resources.

Our business may plan on operations of expansions, including increasing our IP acquisitions, service offerings and scaling our infrastructure to support our IP merchandizing businesses. This expansion may increase the complexity of our business and may place strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which may damage our reputation, limit our growth, and negatively affect our operating results.

We may experience substantial fluctuations in our operating results and growth rate.

We may not be able to accurately forecast our growth rate in content IP development, investment and merchandizing. We may base our expense levels and investment plans on sales estimates. A significant portion of our expenses and investments may be fixed, and we may not be able to adjust our spending quickly enough if our sales may be less than expected.

Our revenue growth may not achieve our expectations. Our revenue and operating profit growth may depend on the continued growth of demand for the content and services offered by us or our customers, and our business may be affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the Korea, U.S. or global economies, may result in decreased revenue or growth.

Our sales and operating results for content merchandizing may also fluctuate for many other reasons, including due to risks described elsewhere in this section and the following:

●	our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers’ demands’

●	our ability to retain and expand our network of customers;

●	our ability to offer content on favorable terms, manage inventory, and fulfill orders;

●	the introduction of competitive stores, websites, content, services, price decreases, or improvements;

●	changes in usage or adoption rates of the Internet, e-commerce, electronic devices, and web services, inside or outside the U.S.;

●	timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;

●	the success of our geographic, service, and content line expansions;

●	the extent to which we finance, and the terms of any such financing for, our current operations and future growth;

●	the outcomes of legal proceedings and claims, which may include significant monetary damages or injunctive relief and may have a material adverse impact on our operating results;

●	variations in the mix of content and services we sell;

●	variations in our level of merchandise and vendor returns;

●	the extent to which we offer free shipping, continue to reduce prices worldwide, and provide additional benefits to our customers;

●	factors affecting our reputation or brand image;

●	the extent to which we invest in technology and content, fulfillment, and other expense categories;

●	increases in the prices of fuel and gasoline, as well as increases in the prices of other energy products and commodities like paper and packing supplies;

●	the extent to which our equity-method investees record significant operating and non-operating items;

●	the extent to which operators of the networks between our customers and our stores successfully charge fees to grant our customers unimpaired and unconstrained access to our online services;

●	our ability to collect amounts owed to us when they become due;

●	the extent to which use of our services may be affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions, outages, and similar events;

●	terrorist attacks and armed hostilities;

●	supply chain issues either in chip shortages; and

●	long lead time in the developments, investments, productions and distributions of IP content.

Our international operations expose us to a number of risks

Our international activities may be insignificant to our revenues and profits, and we plan to further expand internationally. In certain international market segments, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. It may be costly to establish, develop, and maintain international operations, and promote our brand internationally. Our international operations may not be profitable on a sustained basis.

In addition to risks described elsewhere in this section, our international sales and operations may be subject to a number of risks, including:

●	local economic and political conditions;

●	government regulation and compliance requirements (such as regulation of our IP content and service offerings and of competition), restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, and restrictions on foreign ownership;

●	restrictions on sales or distribution of certain content or services and uncertainty regarding liability for certain IP content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the physical and digital distribution of media content and enforcement of intellectual property rights;

●	business licensing or certification requirements, such as for imports, exports, web services, and electronic devices;

●	limitations on the repatriation and investment of funds and foreign currency exchange restrictions;

●	limited technology infrastructure;

●	shorter payable and longer receivable cycles and the resultant negative impact on cash flow;

●	laws and regulations regarding consumer and data protection, privacy, network security, encryption, payments, and restrictions on pricing or discounts;

●	lower levels of consumer spending and fewer opportunities for growth compared to the U.S.;

●	lower levels of credit card usage and increased payment risk;

●	difficulty in staffing, developing, and managing foreign operations as a result of distance, language, and cultural differences;

●	different employee/employer relationships and the existence of works councils and labor unions;

●	compliance with the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties;

●	laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans, and taxes; and

●	geopolitical events, including war and terrorism.

As international physical, e-commerce, and other services grow, competition may intensify, including through adoption of evolving business models. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. We may not be able to hire, train, retain, and manage required personnel, which may limit our international growth.

Consumer interests change rapidly and acceptance of our IP content offerings may be influenced by factors beyond our control.

The interests of families, individuals, fans and audiences evolve extremely quickly and may change from year to year and by geography. To be successful, we plan to correctly anticipate the types of IP content patterns which may capture consumers’ interests and imagination, and quickly develop and introduce innovative IP offerings which may compete successfully for consumers’ limited time, attention and spending. This challenge may be more difficult with the ever-increasing utilization of technology, social media and digital media in entertainment offerings, and the increasing breadth of entertainment available to consumers. Evolving consumer tastes and shifting interests, coupled with an ever-changing and expanding pipeline of entertainment and consumer properties and content which compete for consumer interest and acceptance, create an environment in which some content offerings may fail to achieve consumer acceptance, and other IP content offerings may be popular during a certain period of time but then be rapidly replaced. As a result, our IP content offerings may have short consumer life cycles.

Consumer acceptance of our or our partners’ entertainment offerings may be also affected by outside factors, such as reviews, promotions, the quality and acceptance of films and television programs, music, video games, and content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and public tastes generally, all of which may change rapidly and most of which may be beyond our control. There may be no assurance that television programs and films, video games, video movies we distribute may obtain favorable reviews or ratings, that films, video games, video movies we distribute may be popular with consumers and perform well in our distribution channels.

If we devote time and resources to distributing and marketing content that consumers do not accept or do not find interesting enough to buy in sufficient quantities to be profitable to us, our revenues and profits may decline, and our business performance may be harmed. Similarly, if our IP offerings fail to correctly anticipate consumer interests, our revenues and earnings may be reduced.

Our technology, content and brands are subject to the threat of piracy, unauthorized copying and other forms of intellectual property infringement.

We regard our technology, content and brands as proprietary and take measures to protect our technology, content and brands and other confidential information from infringement. Piracy and other forms of unauthorized copying and use of our technology, content and brands may become persistent, and policing is difficult. Further, the laws of some countries in which our products are or may be distributed either do not protect our intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, although we take steps to enforce and police our rights, factors such as the proliferation of technology designed to circumvent the protection measures used by our business partners or by us, the availability of broadband access to the Internet, the refusal of Internet service providers or platform holders to remove infringing content in certain instances, and the proliferation of online channels through which infringing product is distributed all have contributed to a general expansion in unauthorized copying of technology, content and brands.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our registered trademark and pending trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own IP content and acquire licenses and permissions to use and distribute the IP content of others. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Further, we require every employee and consultant to execute proprietary information and invention agreements prior to commencing work. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We may be subject to risks related to online payment methods, including third-party payment processing-related risks.

We currently may accept payments using a variety of methods, including ACH, wire transfers, credit card and debit cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud, and other risks. We also rely on third parties to provide payment processing services, and for certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and affect ability to achieve or maintain profitability. We may be also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, or PCI-DSS, and rules governing electronic funds transfers, which may change or be reinterpreted to make it difficult or impossible for us to comply. If we (or a third-party processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may have to pay onerous and significant fines, penalties and assessments arising out of the major card brands’ rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our goods and services, which may materially impact our operations and financial performance.

Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. As we offer new payment options to consumers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments.

We also occasionally receive orders placed with fraudulent data and we may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs may result not only in our loss of fees earned with respect to the payment, but also may leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.

Failure to successfully operate our information systems and implement new technology effectively may disrupt our business or reduce our sales or profitability.

We may rely on various information technology systems and software applications to manage many aspects of our business, including content development, communications with our affiliates and partners, sale and delivery of our content, royalty and financial reporting and various other processes and transactions. We may be dependent on the integrity, security and consistent operations of these systems and related back-up systems. These systems may be subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, malware and other cybersecurity breaches, catastrophic events such as hurricanes, fires, floods, earthquakes, tornadoes, acts of war or terrorism and usage errors by our employees or partners. The efficient operation and successful growth of our business may depend on these information systems, including our ability to operate them effectively and to select and implement appropriate upgrades or new technologies and systems and adequate disaster recovery systems successfully. The failure of our information systems or third-party hosted technology to perform as designed or our failure to implement and operate them effectively may disrupt our business, require significant capital investments to remediate a problem or subject us to liability.

The products and internal systems of the Seven Korean Entities, we expect to acquire, rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business.

Our products and internal systems rely on software and hardware, including software and hardware developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, our products and internal systems depend on the ability of such software and hardware to store, retrieve, process, and manage immense amounts of data. The software and hardware on which we rely may contain, and will in the future may further contain, errors, bugs, or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for users and marketers who use our products, compromised ability of our products to perform in a manner consistent with our terms, contracts, or policies, delayed product introductions or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of our users and/or our intellectual property or other data, or reductions in our ability to provide some or all of our services. For example, we make commitments to our users as to how their data will be used within and across our products, and our systems are subject to errors, bugs and technical limitations that may prevent us from fulfilling these commitments reliably. In addition, any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service or failures to fulfil our commitments to our users may in the future lead to outcomes including damage to our reputation, loss of users, loss of marketers, loss of revenue, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business and financial results.

If our electronic data is compromised our business may be significantly harmed.

We and our business partners may maintain significant amounts of data electronically in locations around the United States and in the cloud. This data may relate to all aspects of our business, including current and future content under development, and also may contain certain customer, consumer, supplier, partner and employee data. We may maintain systems and processes designed to protect this data, but notwithstanding such protective measures, there may be a risk of intrusion, cyber-attacks or tampering that may compromise the integrity and privacy of this data. Cyber-attacks may be increasing in their frequency, sophistication and intensity, and may be becoming increasingly difficult to detect. They may be often carried out by motivated, well-resourced, skilled and persistent actors, including nation states, organized crime groups, “hacktivists” and employees or contractors acting with malicious intent. Cyber-attacks may include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, the use of social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data. Cyber-attacks may also include information system attacks, which may cause a delay in the development, investment and distribution of our IP content. In addition, we may provide confidential and proprietary information to our third-party business partners in certain cases where doing so may be necessary to conduct our business. While we obtain assurances from those parties that they have systems and processes in place to protect such data, and where applicable, that they may take steps to assure the protections of such data by third parties, those partners may also be subject to data intrusion or otherwise compromise the protection of such data. Any compromise of the confidential data of our customers, consumers, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our information technology systems or other means may substantially disrupt our operations, harm our customers, consumers, employees and other business partners, damage our reputation, violate applicable laws and regulations, subject us to potentially significant costs and liabilities and may result in a loss of business that may be material.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in the future may reduce our ability to compete successfully and adversely affect our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, you may experience significant dilution of your ownership interests. If we raise additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, may force us to maintain specified liquidity or other ratios or may restrict our ability to pay dividends or make acquisitions. If we need additional capital and may not raise it on acceptable terms, or at all, we may not be able to, among other things:

●	invest in our business and continue to grow our brand and expand our fan base;

●	hire and retain employees, including celebrities, influences, and content creators as well as other employees and staff, including engineers, operations personnel, financial and accounting staff, and sales and marketing staff;

●	respond to competitive pressures or unanticipated working capital requirements; or

●	pursue opportunities for acquisitions of, investments in, or strategic alliances and joint ventures with complementary businesses.

We face risks related to health epidemics and other widespread outbreaks of contagious disease, which may disrupt our operations and impact our operating results.

Significant outbreaks of contagious diseases, and other adverse public health developments, may have a material impact on our business operations and operating results. Since the global outbreak of COVID-19, nearly every country has throughout the world have been affected by the spread of the virus, including Korea and the United States, and has implemented various emergency measures to contain the virus outbreak, including travel restrictions, restrictions on public gatherings and required in-home quarantine. As we have a presence in these locations, these measures may affect the health of our employee and ability to travel and work remotely.

Moreover, during and since the Covid-19 pandemic, the film exhibition industry has suffered from a decline in attendance in revenues and attendance as well as delays in film production. In this environment, some high budget movies have failed to recoup production and distribution costs. We cannot predict how the Covid-19 pandemic or other pandemics may impact our operations and financial results.

Economic downturns and political and market conditions beyond our control may adversely affect our business, financial condition and results of operations.

Our financial performance may be subject to global, Korea and U.S. economic conditions and their impact on levels of spending by customers and advertisers. Economic recessions may have had, and may continue to have, far reaching adverse consequences across many industries, including the global entertainment and movie industries, which may adversely affect our business and financial condition. Due to international trade and monetary policy and other changes, there may appear to be an increasing risk of a recession. If the national and international economic recovery slows or stalls, these economies may experience another recession or any of the relevant regional or local economies suffers a downturn, we may experience a material adverse effect on our business, financial condition, results of operations or prospects.

In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce customers’ disposable income. Any one of these changes may have a material adverse effect on our business, financial condition, results of operations or prospects.

Reductions in discretionary consumer spending may have an adverse effect on our business, financial condition, results of operations and prospects.

Our business may be particularly sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including movies and TV series, may be affected by changes in the economy and consumer tastes, both of which may be difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as movie going or online streaming. As a result, we may not ensure that demand for our offerings may remain constant. Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases may lead to a further reduction in discretionary spending on leisure activities, such as movie going or online streaming. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities may adversely affect the demand for our offerings, reducing our cash flows and revenues, and thereby materially harming our business, financial condition, results of operations and prospects.

Our quarterly and annual operating results may fluctuate due to seasonality in our business.

Our business may be subject to seasonal variations based on the timing of our IP content releases. Release dates may be determined by several factors, including the timing of holiday periods, geographical release dates and competition in the market, and more recently, the timing of release dates has been affected by the pandemic.

This seasonal pattern of our business requires significant use of working capital, mainly to prepare inventory during the months prior to the holiday season, and requires accurate forecasting of demand for specific IP offerings during the holiday season in order to avoid losing potential sales of popular IP content offerings or producing excess inventory that may be less popular with consumers. Our failure to accurately predict and respond to consumer demand, resulting in under producing popular IP offerings and/or overproducing less popular IP offerings, would reduce our total sales and harm our results of operations.

As a result of the seasonal nature of our business, we would be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events such as a natural disaster, a terrorist attack, economic shock or pandemic that harms the retail environment or consumer buying patterns during our key selling season, or by events such as strikes or port delays or other supply chain challenges that interfere with the shipment of goods, particularly from the Far East, during the important months leading up to the holiday shopping season.

Changes in foreign currency exchange rates may significantly impact our reported financial performance.

Our global operations mean we transact business in many different jurisdictions with many different currencies. As a result, if the exchange rate between the U.S. dollar and a local currency for an international market in which we have significant sales or operations changes, our financial results as reported in U.S. dollars, may be meaningfully impacted even if our business in the local currency is not significantly affected. Similarly, our expenses may be significantly impacted, in U.S. dollar terms, by exchange rates, meaning the profitability of our business in U.S. dollar terms may be negatively impacted by exchange rate movements which we do not control. Depreciation in key currencies may have a significant negative impact on our revenues and earnings as they may be reported in U.S. dollars.

Our business involves risks of liability claims for media content, which may adversely affect our business, results of operations and financial condition.

As a developer, investor and distributor of media content, we may face potential liability for defamation, invasion of privacy, negligence, copyright or trademark infringement, and other claims based on the nature and content of the materials distributed. These types of claims have been brought, sometimes successfully, against producers and distributors of media content. Any imposition of liability that may be not covered by insurance or may be in excess of insurance coverage may have a material adverse effect on our business, results of operation and financial condition.

We may experience fluctuations in our operating results, which make our future results difficult to predict and may cause our operating results to fall below expectations.

We expect our financial results to fluctuate in the future. These fluctuations may be due to a variety of factors, some of which may be outside of our control and may not fully reflect the underlying performance of our business.

For example, consumer engagement in our entertainment offerings may decline or fluctuate as a result of a number of factors, including the popularity of Korean culture, the customer’s taste in Asian movies, our ability to improve and innovate, outages and disruptions of online services, the services offered by our competitors, our marketing and advertising efforts or declines in consumer activity generally as a result of economic downturns, among others. Any decline or fluctuation in the recurring portion of our business may have a negative impact on our business, financial condition, results of operations or prospects.

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms may diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our IP content and other software applications and systems, and the third-party platforms upon which they may be made available may contain undetected errors.

Our technology infrastructure may be important to the performance of our offerings and to customer satisfaction. We devote resources to network and data security to protect our systems and data. However, our systems may not be designed with the necessary reliability and redundancy to avoid performance delays or outages that may be harmful to our business. We may not assure you that the measures we take to prevent or hinder cyber-attacks and protect our systems, data and customer information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, may provide absolute security. We may in the future experience website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, we have not had a material impact from such disruptions; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, may result in a wide range of negative outcomes, each of which may materially adversely affect our business, financial condition, results of operations and prospects. Additionally, our content may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch. If a particular content offering may be unavailable when customers attempt to access it or navigation through platforms may be slower than they expect, customers may be less likely to return to our content as often, if at all. Furthermore, programming errors, defects and data corruption may disrupt our operations, may adversely affect the experience of our customers, harm our reputation, cause our customers to stop utilizing our platforms, divert our resources and delay market acceptance of our offerings, any of which may result in legal liability to us or harm our business, financial condition, results of operations and prospects.

If our customer base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, we may need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our customers’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that may be not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that may further degrade the customer experience or increase our costs. As such, we may fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as COVID-19) or other catastrophic events. We believe that if our customers have a negative experience with our content offerings, or if our brand or reputation may be negatively affected, customers may be less inclined to continue or resume enjoying our content or recommend our content to other potential customers. As such, a failure or significant interruption in our service may harm our reputation, business and operating results.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach may compromise our networks and the information stored there may be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information may result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to customers, damage to our reputation, and a loss of confidence in our content and services, which may adversely affect our business.

The secure maintenance and transmission of customer information may be an important element of our operations. Our information technology and other systems that maintain and transmit customer information, or those of service providers, business partners or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our customers’ information may be lost, disclosed, accessed or taken without our customers’ consent. We may not provide assurance that we may not experience any cyberattacks in the future and such cyberattacks may have a material impact on our operations or financial results.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites may be often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

In addition, security breaches may also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents may result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of customer information, including customers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these breaches of security should occur and be material, our reputation and brand may be damaged, our business may suffer, we may be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we may be exposed to a risk of loss, litigation or regulatory action and possible liability. We may not guarantee that recovery protocols and backup systems may be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

In addition, any party who may be able to illicitly obtain a customer’s password may access the customer’s transaction data or personal information, resulting in the perception that our systems may be insecure. Any compromise or breach of our security measures, or those of our third-party service providers, may violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on third-party service providers with respect to our platform and to deliver our offerings to customers on our platform, and any disruption of or interference with our use of such services may adversely affect our business, financial condition, results of operations and prospects.

We currently maintain and support our operations using our private cloud infrastructure, which may be built using third-party platform and datacenter providers. In addition, as we continue to enter new jurisdictions, we may rely on third-party providers of cloud infrastructure services. We do not, and may not, have control over the operations of the facilities or infrastructure of any third-party service providers, including third-party platform providers, that we use. Such third parties’ facilities may be vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Our platform’s continuing and uninterrupted performance may be important to our success. We have experienced, and we expect that in the future we may experience, interruptions, delays and outages in service and availability from these third-party service providers from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in these third parties’ service levels may adversely affect our ability to meet the requirements of our customers. As our platform’s continuing and uninterrupted performance may be important to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our offerings increases.

In the event that any of our agreements with these third-party service providers may be terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new platform providers, data site providers or cloud infrastructure service providers. Although alternative providers may host our platform on a substantially similar basis, such transition may potentially be disruptive and we may incur significant one-time costs.

Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant loss of revenue, increase our costs and impair our ability to attract new customers, any of which may adversely affect our business, financial condition and results of operations.

K Enter has a significant level of operations outside of the United States, which subjects K Enter to additional costs and risks that may adversely affect its operating results.

A significant portion of our operations are currently and will be after the acquisition of the Seven Korean Entities will be located in Korea.

Compliance with Korean and U.S. laws and regulations that apply to our international operations may increase our cost of doing business. As a result of our international operations, we may be subject to a variety of risks and challenges in managing an organization operating in various countries, including those related to:

●	challenges caused by distance as well as language and cultural differences;

●	general economic conditions in each country or region;

●	regulatory changes;

●	political unrest, terrorism and the potential for other hostilities;

●	public health risks, particularly in areas in which we have significant operations;

●	longer payment cycles and difficulties in collecting accounts receivable;

●	overlapping or changes in tax regimes;

●	difficulties in transferring funds from certain countries;

●	laws such as the U.S. Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials; and

●	reduced protection for intellectual property rights in some countries.

If we are unable to expand or manage our existing development operations, we may not realize, in whole or in part, the anticipated business projections, which in turn may materially adversely affect our business, financial condition, and results of operations.

K Enter is, from time to time, subject to various legal proceedings which, if adversely determined, may cause us to incur substantial losses. An adverse outcome in one or more of such proceedings may adversely affect our business.

From time to time, during the normal course of operating our business, we may be subject to various legal proceedings. Because we may not accurately predict the outcome of any action, it may be possible that, as a result of current and/or future litigation, we may be subject to adverse judgments or settlements, some of which may not be covered under our insurance policies. Any litigation to which we may be a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings may also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain content or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered content. Litigation and other claims and regulatory proceedings against us may result in unexpected disciplinary actions, legal expenses and liabilities. Any of the foregoing may have a material adverse effect on our business, financial condition, results of operations and prospects.

If Internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired and our business, financial condition and results of operations may be adversely affected.

A substantial portion of our network infrastructure may be provided by third parties, including Internet service providers and other technology-based service providers. See “—We rely on third-party service providers with respect to our platform and to deliver our offerings to customers on our platform, and any disruption of or interference with our use of such services may adversely affect our business, financial condition, results of operations and prospects.” We require technology-based service providers to implement cyber-attack-resilient systems and processes. However, if Internet service providers experience service interruptions, including because of cyber-attacks, or due to an event causing an unusually high volume of Internet use (such as during the COVID-19 pandemic or other public health emergency), communications over the Internet may be interrupted and impair our ability to conduct our business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of our customers to access our platform or offerings in a timely fashion or at all. In addition, our ability to process e-commerce transactions may depend on bank processing and credit card systems. To prepare for system problems, we may continuously seek to strengthen and enhance our current facilities and the capabilities of our system infrastructure and support. Nevertheless, there may be no assurance that the Internet infrastructure or our own network systems may continue to be able to meet the demand placed on us by the continued growth of the Internet, the overall online streaming communities and the motion picture industry and our customers. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (such as lack of net neutrality), may adversely affect our business, and we may exercise little control over these providers, which may increase our vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of our customers’ property or personal information or a delay or interruption in our online services and content, including our ability to handle existing or increased traffic, may result in a loss of anticipated revenue, interruptions to our platform and offerings, cause us to incur significant legal, remediation and notification costs, degrade the customer experience and cause customers to lose confidence in our offerings, any of which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our growth may depend, in part, on the success of our current and future strategic relationships with third parties. Overreliance on certain third parties, or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.

K Enter may, in the future, rely on relationships with movie directors, IP investment and development firms, advertisers, marketing firms and other third parties in order to attract customers to our content. These relationships may, along with providers of online services, search engines, social media, directories and other websites and ecommerce businesses, direct consumers to our platform. In addition, many of the parties with whom we may have advertising arrangements provide advertising services to other companies, including other gaming platforms with whom we compete. While we believe there may be other third parties that may drive customers to our platform, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fails to provide services to us in accordance with the terms of our arrangement, or at all, and we may not be able to find suitable alternatives, this may impact our ability to attract consumers cost effectively and harm our business, financial condition, results of operations and prospects.

Our growth may depend on our ability to attract and retain customers, and the loss of our customers, failure to attract new customers in a cost-effective manner, or failure to effectively manage our growth may adversely affect our business, financial condition, results of operations and prospects.

Our ability to achieve growth in revenue in the future may depend, in large part, upon our ability to attract new customers to our content offerings, retain existing customers of our content offerings and reactivate customers in a cost-effective manner. Achieving growth in our community of customers may require us to increasingly engage in sophisticated and costly sales and marketing efforts, which may not make sense in terms of return on investment. We expect to use a variety of free and paid marketing channels, in combination with compelling offers and exciting games to achieve our objectives. If the search engines on which we rely modify their algorithms, change their terms, or if the prices at which we may purchase listings increase, then our costs may increase, and fewer customers may click through to our website. If links to our website may not be displayed prominently in online search results, if fewer customers click through to our website, if our other digital marketing campaigns may not be effective, of it the costs of attracting customers using any of our current methods significantly increase, then our ability to efficiently attract new customers may be reduced, our revenue may decline and our business, financial condition and results of operations may be harmed.

K Enter may invest in or acquire other businesses, and our business may suffer if we may be unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

As part of our business strategy, we may make acquisitions as opportunities arise to add new or complementary businesses, content, or entertainment offerings. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There may be no assurance that the time and resources expended on pursuing a particular acquisition may result in a completed transaction, or that any completed transaction may ultimately be successful. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. We may decide to pursue acquisitions with which our investors may not agree and we may not assure investors that any acquisition or investment may be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on our management, as well as on our operational and financial infrastructure. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the content and technologies associated with these acquisitions into our company, our business may be seriously harmed. Acquisitions may expose us to operational challenges and risks, including:

●	the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting, accounting and internal controls, technologies and content into our business;

●	incurrence of indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

●	entry into jurisdictions or acquisition of content or technologies with which we have limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions;

●	diversion of management’s attention and the over-extension of our operating infrastructure and our management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;

●	the ability to fund our capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and

●	the ability to retain or hire qualified personnel required for expanded operations.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. Issuing common shares to fund an acquisition would cause economic dilution to existing shareholders. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our common shares unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business may be seriously harmed.

K Enter’s success may depend on the performance of our current and future employees, including certain key employees. Recruitment and retention of these individuals may be vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees may harm our business.

K Enter depends on a limited number of key personnel to manage and operate our business, including our Chairman - Pyeong Ho Choi, Chief Executive Officer - Young Jae Lee and our Chief Financial Officer – Jun Jong. The leadership of our current executive officers may have been a useful element in building our operations, and the departure, death or disability of any one of our executive officers or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, may have a material adverse effect on our business.

In addition, certain of our other employees may have made significant contributions to their growth and success. We believe our success and our ability to compete and grow may depend in large part on the efforts and talents of our employees and on our ability to retain highly skilled personnel. The competition for these types of personnel may be intense and we may compete with other potential employers for the services of our employees. As a result, we may not succeed in retaining the executives and other key employees that we need. Employees, particularly analysts and engineers, may be in high demand, and we may devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. We may not provide assurance that we may be able to attract or retain such highly qualified personnel in the future. In addition, the loss of employees or the inability to hire additional skilled employees as necessary may result in significant disruptions to our business, and the integration of replacement personnel may be time-consuming and expensive and cause additional disruptions to our business.

The unexpected loss of services of one or more of these key employees may have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, as we grow and develop the infrastructure of a public company, we may find it difficult to maintain our entrepreneurial, innovative and team-based culture. Our retention and recruiting may require significant increases in compensation expense as we transition to a public company, which would adversely affect our results of operation. If we do not succeed in attracting, hiring, and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business may be harmed.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement may harm our business, financial condition and results of operations.

We may rely on trademark, copyright, patent, trade secret, and domain-name-protection laws to protect our proprietary rights. In Korea and internationally, we and our affiliates may have filed various applications to protect aspects of our intellectual property, and currently we may hold a number of issued IPs in multiple jurisdictions. In the future we may acquire additional companies or their portfolios, which may require significant cash expenditures. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. There may be no assurance that others may not offer content or services that are substantially similar to ours and compete with our business.

Circumstances outside our control may pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries from which our content offerings may be accessible. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights may harm our business or our ability to compete. Also, protecting our intellectual property rights may be costly and time-consuming. Any unauthorized disclosure or use of our intellectual property may make it more expensive to do business, thereby harming our operating results. Furthermore, if we are unable to protect our proprietary rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our offerings and service. Any of these events may seriously harm our business.

We may be unable to maintain or acquire licenses or approvals to incorporate intellectual property owned by others in our IP content offerings.

Many of our IP content offerings may incorporate intellectual property owned by others. Relatedly, content that we distribute across various platforms may incorporate motions pictures of our associated parties and other third parties.

Additionally, our content offerings may incorporate motion pictures intellectual property owned by third parties. Exhibition of such content on different platforms, such as movie theatre or traditional media television or subscription video on demand platforms, may require additional licensing that may be difficult or costly to obtain. If the platforms on which content is distributed, redistributed and/or embedded change their policies relating to how content exhibited or published on the platform may be used, it may impact our ability to develop, distribute and exhibit engaging content and negatively impact our operations. If we are unable to maintain these licenses, rights and approvals or obtain additional licenses, rights and approvals with significant commercial value, our ability to develop successful and engaging IP content may be adversely affected and our operations may be negatively impacted.

Our IP content and brand names may be subject to intellectual property infringement, including in jurisdictions that do not adequately protect our brands and intellectual property rights.

We may regard our brand, IP content and other intellectual property as proprietary and we take measures to protect our assets from infringement. We may be aware that some unauthorized use of our brands and content may occur, and if a significantly greater amount were to occur, it may negatively impact our business. Further, our IP content offerings may be available worldwide and the laws of some countries either do not protect our content, brands and intellectual property to the same extent as the laws of the U.S. or may be poorly enforced. Legal protection of our rights may be ineffective in countries with weaker intellectual property enforcement mechanisms. In addition, certain third parties may register our intellectual property rights without authorization in foreign countries. Successfully registering such intellectual property rights may limit or restrict our ability to offer content and services based on such rights in those countries. Although we take steps to enforce and police our rights, our practices and methodologies may not be effective against all eventualities.

As a producer, investor, and distributor of IP content, we face liability and expenses for legal claims based on the nature and content of the materials that we create or distribute, including materials provided by third parties. If we are required to pay damages or expenses in connection with these legal claims, our business and results of operations may be harmed.

We display original IP content and third-party IP content on our websites and in our marketing materials. As a result, we may face potential liabilities including, but not limited to, copyright or trademark infringements and content misuse. We generally rely on the “fair use” exception for our use of third-party brand names and marks, but these third parties may disagree, and the laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis in Korea. We also produce IP content we believe to be original. While we do not believe that such IP content infringe on any third-party copyrights or other intellectual property rights, companies that adopt business models similar to ours may take the position that some of our IP content infringe on their intellectual property rights. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merit of these claims. The general liability insurance we maintain may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or is in excess of insurance coverage, could materially adversely affect our business, financial condition and results of operations.

Digital piracy may adversely impact our business.

A substantial portion of our revenue comes from the distribution of music and digital content which is potentially subject to unauthorized consumer copying and widespread digital dissemination without an economic return to us, including as a result of “stream-ripping.” In its Engaging with Music 2021 report, IFPI surveyed 43,000 people to examine the ways in which music consumers engaged with recorded music across 21 countries. Of those surveyed, 30% had used illegal or unlicensed methods to listen to or download music, and 14% had used unlicensed social media platforms for music purposes, the leading form of music piracy. Organized industrial piracy may also lead to decreased revenues. The potential impact of digital piracy on legitimate music revenues and subscriptions is hard to quantify, but we believe that illegal file sharing and other forms of unauthorized activity, including stream manipulation, have a substantial negative impact on music revenues. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor), if we are unsuccessful in our efforts to lobby governments to enact and enforce stronger legal penalties for copyright infringement or if we fail to develop effective means of protecting and enforcing our intellectual property (whether copyrights or other intellectual property rights such as patents, trademarks and trade secrets) or our music entertainment-related products or services, our results of operations, financial position and prospects may suffer.

Our dependence on third-party relationships with IP content producers and distribution channels to develop and distribute IP content is critical to the success of our business.

We rely on third party relationships with Korean IP content producers and distribution channels to develop and distribute IP content. Our financial performance may be adversely affected by our relationships with content producers and distribution channels. Some of our content producers may have their own or other distribution capabilities in the markets in which we operate. These third-party content producers and distribution channels may decide, or be required by their respective parent companies, to use their intracompany distribution or content production capabilities rather than publishing such content with us. Our business may be harmed if the content producers and distribution channels with which we work stop or reduce the amount of content they produce for us, or otherwise demand less favorable terms to us.

Our insurance may not provide adequate levels of coverage against claims.

We maintain insurance that we believe may be customary for businesses of our size and type. However, there may be types of losses we may incur that may not be insured against or that we believe may not be economically reasonable to insure. Moreover, any loss incurred may exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses may adversely affect our business prospects, results of operations, cash flows and financial condition.

Actions by governments that restrict access to Korean motion pictures and other Korean IP content in their countries, or that otherwise impair our ability to sell advertising in their countries, could substantially harm our business and financial results.

Governments from time to time seek to censor imported IP content or restrict access to certain types of IP content from their country entirely, or impose other restrictions that may affect the accessibility of our products in their country for an extended period of time or indefinitely. For example, access to motion pictures has been or is currently restricted in whole or in part in China, Iran, and North Korea. In addition, government authorities in other countries may seek to restrict public access to our IP content if they consider us to be in violation of their laws or a threat to public safety or for other reasons, and certain of our products have been restricted by governments in other countries from time to time. It is also possible that government authorities could take action that impairs our ability to sell advertising, including in countries where access to our IP content may be blocked or restricted. In the event that our IP content may be subject to censorship, access to our IP content is restricted, in whole or in part, in one or more countries, we are required to or elect to make changes to our operations, or other restrictions are imposed on our products, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base, user engagement, or the level of advertising by marketers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

K Enter’s business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters central to our business, including privacy, data use, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, e-commerce, taxation, economic or other trade prohibitions or sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

Since our operations are based in Korea, where most of our users are domiciled, we are subject to, among others, the Personal Information Protection Act and related legislation, regulations and orders (the “PIPA”), the Act on the Promotion of Information and Communications Network Utilization and Protection of Information Act (Korea), and the Credit Information Act in Korea that specifically regulates certain sensitive personal information. PIPA requires consent by the consumer with respect to the use of his or her data and requires the persons responsible for management of personal data to take the necessary technological and managerial measures to prevent data breaches and, among other duties, to notify the Personal Information Protection Commission of any data breach incidents within 24 hours. Failure to comply with PIPA in any manner may subject these persons responsible to personal liability for not obtaining such consent in an appropriate manner or for such breaches, including even negligent breaches, and violators face varying penalties ranging from monetary penalties to imprisonment. We strive to take the necessary technological and managerial measures to comply with PIPA, including the implementation of privacy policies concerning the collection, use, and disclosure of subscriber data on our apps and websites, and we regularly review and update our policies and practices. Despite these efforts to comply with PIPA, these rules are complex and evolving, subject to interpretation by government regulators which may change over time and therefore we are subject to the risk of claims by regulators of failure to comply with PIPA. Any failure, or perceived failure, by us to comply with such policies, laws, regulations, and other legal obligations and regulatory guidance could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions, including criminal proceedings, against us and certain of our executive officers by governmental entities or others or other liabilities. Any such claim, proceeding, or action, could hurt our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and merchants, and could have an adverse effect on our business, financial condition, and results of operations.

These U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services, the manner in which we provide our services or our ability to target ads, which could adversely affect our financial results.

Proposed or new legislation and regulations could also significantly affect our business. Laws and regulations are evolving and subject to interpretation, and resulting limitations on our advertising services, or reductions of advertising by marketers, have to some extent adversely affected, and will continue to adversely affect, our advertising business. Changes to our products or business practices as a result of these developments may adversely affect our advertising business. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

For example, the European Union traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the United States. In May 2018, the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to €20.0 million or 4% of a company’s worldwide turnover, whichever is higher. The GDPR and other similar regulations require companies to give specific types of notice and in some cases seek consent from consumers and other data subjects before collecting or using their data for certain purposes, including some marketing activities. Outside of the European Union, many countries have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries are adopting such legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market our products. There is no harmonized approach to these laws and regulations globally. Consequently, we increase our risk of non-compliance with applicable foreign data protection laws by operating internationally. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant. In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, California recently adopted the California Consumer Privacy Act of 2018 (“CCPA”), which provides new data privacy rights for consumers and new operational requirements for businesses. The CCPA includes a statutory damages framework and private rights of action against businesses that fail to comply with certain CCPA terms or implement reasonable security procedures and practices to prevent data breaches. The CCPA went into effect in January 2020. The effects of the CCPA potentially are significant, however, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. As a general matter, compliance with laws, regulations, and any applicable rules or guidance from self- regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to acquire customers, and otherwise adversely affect our business, financial condition and operating results.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our earnings and adversely affect our operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. There may be material adverse effects resulting from the legislation that we have not yet identified. No estimated tax provision has been recorded in the financial statements included herein for tax attributes that are incomplete or subject to change.

The foregoing items could have a material adverse effect on our business, cash flow, financial condition or results of operations. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. The impact of this tax legislation on holders of our common stock is also uncertain and could be adverse. We urge our stockholders and investors to consult with our legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti- corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Korean Won and other currencies against the U.S. dollar has fluctuated, and may continue to fluctuate and is affected by, among other things, changes in political and economic conditions. It is difficult to predict how market forces or Korean or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Korean Won and the U.S. dollar in the future.

A substantial percentage of our revenue and costs are denominated in Korean Won, and a significant portion of our financial assets are also denominated in Korean Won, while we anticipate that a substantial portion of any debt incurred will be denominated in U.S. dollars. We are a holding company and we may receive dividends, loans and other distributions on equity paid by our operating subsidiaries in Korea. Any significant fluctuations in the value of the Korean Won may materially and adversely affect our liquidity and cash flows. For example, the depreciation of the Korean Won and other foreign currencies against the U.S. dollar typically results in a material increase in the cost of hosting services and equipment purchased from outside of Korea and the cost of servicing debt denominated in currencies other than the Korean Won. As a result, any significant depreciation of the Korean Won or other major foreign currencies against the U.S. dollar may have a material adverse effect on our results of operations. If we decide to convert our Korean Won into U.S. dollars for the purpose of repaying principal or interest expense on any future U.S. dollar-denominated debt, making payments for dividends on our common stock, or other business purposes, depreciation of the Korean Won or other foreign currencies against the U.S. dollar would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Korean Won for our operations, appreciation of the Korean Won against the U.S. dollar would have an adverse effect on the Korean Won amount we would receive.

Tensions with North Korea could have an adverse effect on our business, financial condition, and results of operations, and the price per share of our common stock.

Relations between Korea and North Korea have fluctuated over the years. Tension between Korea and North Korea may increase or change abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Since April 2018, North Korea has held a series of bilateral summit meetings with Korea and the United States to discuss peace and denuclearization of the Korean peninsula. However, North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain.

Further tensions in North Korean relations could develop due to a leadership crisis, breakdown in high-level inter-Korea contacts or military hostilities. Alternatively, tensions may be resolved through reconciliatory efforts, which may include peace talks, alleviation of sanctions or reunification. We cannot assure you that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any increase in the level of tension between Korea and North Korea, an outbreak in military hostilities or other actions or occurrences, could adversely affect our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our common stock.

There are special risks involved with investments in companies with significant Korean operations, including the possibility of restrictions being imposed by the Korean government in emergency circumstances, accounting and corporate disclosure standards that differ from those in other jurisdictions, and the risk of direct or vicarious criminal liability for executive officers of our Korean affiliates.

The Seven Korean Entities we expect to acquire are all Korean companies with significant operation in South Korea. Our planned Korean subsidiaries and their affiliates operate in a business and cultural environment that is different from that of other countries. For example, under the Foreign Exchange Transaction Act of Korea, if the Korean government determines that in certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Economy and Finance of Korea prior to entering into a capital markets transaction, repatriating interest, dividends or sales proceeds arising from Korean securities or from the disposition of such securities or other transactions involving foreign exchange. Although investors will hold shares of our common stock, our subsidiaries may experience adverse risks and in turn could adversely impact our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our common stock.

In addition, under Korean law, there are circumstances in which certain executive officers of a company may be investigated or held criminally liable either directly or vicariously for the actions of K Enter and its executives and employees. For example, complaints alleging infringement of intellectual property rights, breaches of certain Korean laws (e.g., labor standards laws and fair trade laws), and product-related claims may be investigated and prosecuted as criminal offenses with both K Enter and K Enter’s executive officers being named as defendants in such proceedings. These risks change over time.

As a result of these current and changing risks, our Korean subsidiaries and their affiliates’ executive officers may be named in the future in criminal investigations or proceedings stemming from our operations. In Korea, company executive officers being named in such investigations or proceedings is a common occurrence, even though in practice many such cases result in no liability to the individual. If our Korean subsidiaries and their affiliates’ executive officers were to be named in such criminal proceedings or held either directly or vicariously criminally liable for the actions of K Enter and its executives and employees, our business, financial condition, and results of operations may be harmed.

K Enter’s planned Korean subsidiaries’ transactions with their affiliates may be restricted under Korean fair trade regulations.

Our Korean subsidiaries enter into business relationships and transactions with their affiliates, which are subject to scrutiny by the Korean Fair Trade Commission (“KFTC”) as to, among other things, whether such relationships and transactions constitute undue financial support among companies in the same business group. If, in the future, the KFTC determines that our Korean subsidiaries have engaged in transactions that violate the fair trade laws and regulations, it may be subject to an administrative and/or criminal fine, surcharge or other actions, which may have an adverse effect on our business, financial condition, and results of operations.

K Enter’s planned Korean subsidiaries and a group of companies affiliated with it may be designated an affiliated group under Korean law, which would require that group of companies to make certain disclosures and implement additional corporate governance requirements.

Our Korean subsidiaries and a group of companies affiliated with it are likely to be designated as a business group subject to disclosure under the Korean Monopoly Regulation and Fair Trade Act. As described in greater detail in the section titled “Government Regulation-The Monopoly Regulation and Fair Trade Act”, such a designation would impose additional corporate governance and public disclosure requirements on this group of affiliated companies. These requirements would create additional costs of compliance and could subject this group of affiliated companies to greater regulatory scrutiny and risk of penalties for any failure to comply with the additional obligations imposed.

Our Korean subsidiaries are subject to certain requirements and restrictions under Korean law that may, in certain circumstances, require it to act in a manner that may not be in our or our stockholders’ best interest.

Under applicable Korean law, directors of a Korean company, such as our Korean subsidiaries, owe a fiduciary duty to K Enter itself rather than to its stockholders. This fiduciary duty obligates directors of a Korean company to perform their duties faithfully for the good of K Enter as a whole. As a result, if circumstances arise in which the good of our Korean subsidiaries conflicts with the good of K Enter Holdings or our stockholders, our Korean subsidiaries may not be permitted under applicable Korean law to act in a manner that is in the best interest of K Enter Holdings, as its parent, or our stockholders. For example, providing guarantees or collateral by our Korean subsidiaries in favor of K Enter Holdings, as its parent, without a justifiable cause and on other than arm’s length terms may cause breach of a fiduciary duty of directors to our Korean subsidiaries.

Approval by the board of directors of a Korean company is required for, among other things, all transactions between a director or major stockholder (including a 10% or more stockholder) and K Enter for the director’s or the major stockholder’s account. As a result, intercompany transactions between us and our Korean subsidiaries (or any other Korean subsidiary we may own, from time to time), could arise in the future in which the directors of the Korean subsidiary are not able to act in ours or our stockholders’ best interest as a result of competing interests of the subsidiary. Since substantially all of our operations are conducted by our Korean subsidiaries, any such occurrence with respect to our Korean subsidiaries could adversely affect our business, financial condition, and results of operations.

Our Korean subsidiaries’ transactions with related parties are subject to close scrutiny by the Korean tax authorities, which may result in adverse tax consequences.

Under Korean tax law, there is an inherent risk that our Korean subsidiaries’ transactions with its subsidiaries, affiliates or any other person or company that is related to us may be challenged by the Korean tax authorities if such transactions are viewed as having been made on terms that were not on an arm’s-length basis. If the Korean tax authorities determine that any of its transactions with related parties were on other than arm’s-length terms, it may not be permitted to deduct as expenses, or may be required to include as taxable income, any amount which is found to be undue financial support between related parties in such transaction, which may have adverse tax consequences for us and, in turn, may adversely affect our business, financial condition, and results of operations.

If we are deemed to have a “place of effective management” in Korea, we will be treated as a Korean company for the purpose of Korean corporate income tax with regards to our worldwide income.

Under the Corporate Tax Act (“CTA”), as amended on December 31, 2022, a corporation having a “place of effective management” in Korea will be treated as a Korean company for the purposes of Korean corporate income tax. The CTA does not clearly define what constitutes “place of effective management.” However, there are court precedents which establish certain factors to consider for determining whether a foreign corporation can be considered as having a “place of effective management” in Korea. Such factors include, without limitation, considerations such as the location of Board of Directors’ meetings, etc. If we are deemed to have a “place of effective management” in Korea, we will be required to file annual corporate income tax returns with the Korean tax authorities and be subject to Korean corporate income tax. Currently, the applicable rates are 9.9% (inclusive of local corporate taxes) for taxable income up to 200 million Korean Won, 20.9% (inclusive of local corporate taxes) for taxable income exceeding 200 million Korean Won and less than 20 billion Korean Won, 23.1% (inclusive of local corporate taxes) for taxable income greater than 20 billion won and less than 300 billion Korean Won, and 26.4% (inclusive of local corporate tax) for taxable income greater than 300 billion Korean Won. Taxable income would include any worldwide income, such as dividends we receive from our Korean operating company and any interest income earned outside of Korea. If we are required to pay Korean corporate income tax, it may reduce our cash flow and negatively impact the returns to investors.

If we are deemed to have a “permanent establishment” in Korea, we will be subject to Korean corporate income tax with regards to any Korean source income attributable to or effectively connected with such permanent establishment.

If we are deemed to have a “permanent establishment” as defined under Korean tax law, we would be required to file annual corporate income tax returns with the Korean tax office and be subject to Korean corporate income tax. The applicable rates are 9.9% (inclusive of local corporate taxes) for taxable income up to 200 million Korean Won, 20.9% (inclusive of local corporate taxes) for taxable income exceeding 200 million Korean Won and less than 20 billion Korean Won, 23.1% (inclusive of local corporate taxes) for taxable income greater than 20 billion won and less than 300 billion Korean Won, and 26.4% (inclusive of local corporate tax) for taxable income greater than 300 billion Korean Won. Taxable income includes any Korean source income attributable to or effectively connected with such permanent establishment, such as dividends we receive from our Korean operating company. If we are required to pay Korean corporate income tax, it may reduce our cash flow and negatively impact the returns to investors.

A focus on regulating copyright and patent infringement by the Korean government subjects us to extra scrutiny in our operations and could subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

The Korean government has recently focused on addressing copyright and patent infringement in Korea, particularly with respect to luxury and brand name merchandise. Despite measures we have taken to address copyright and patent infringement, the Korean government may subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

New legislative proposals may expose our business to additional risks from litigation, regulation, and government investigations.

We are subject to changing laws and regulations everywhere we do business, including in Korea. For example, on September 28, 2020, the Korean Ministry of Justice announced (i) a proposed amendment to the Korean Commercial Code to adopt a punitive damages system that would apply generally to all areas of business, and (ii) a proposed bill to introduce a class action litigation system in Korea.

Previously, punitive or exemplary damages have been available in Korea only in specific business fields. The proposed legislation would broaden the potential availability of such damages. Similarly, the proposal relating to class actions would make such litigation applicable to a broader scope of cases, would allow for a Korean style discovery process, jury trials in many cases, and would apply to claims whose cause arose before the bill’s enactment.

Additionally, on January 8, 2021, the main session of the Korean National Assembly passed a draft Bill on Punishment for Serious Accidents, etc. (the “Serious Accidents Act”), which came into effect January 27, 2022. The Serious Accidents Act imposes enhanced liability (including criminal liability) on businesses, managers, and individuals who are responsible for causing loss of life by failing to fulfill duties relating to workplace safety and health or risk prevention. The Serious Accidents Act provides the potential for criminal punishment, public disclosure of punishment, and monetary damages, including punitive damages up to five times the actual damages suffered. The Serious Accidents Act extends potential liability to a wider group of persons than under existing law, including those who oversee safety and health matters for the business concerned and also general managers of the business.

These are just some examples of how our business could be affected by changing regulations. If these proposals are enacted and implemented, our Korean subsidiaries could face substantial costs and management could be required to spend significant time and attention on these matters, which would divert our focus from our core business. This could adversely affect our business, financial condition, and results of operations.

As our subsidiaries are incorporated in Korea, it may be more difficult to enforce judgments obtained in courts outside Korea.

Our operations are primarily conducted outside of the United States. In addition, all but one of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

The preparation of our financial statements involves the use of good faith estimates, judgments and assumptions, and our financial statements may be materially affected if such good faith estimates, judgments or good faith assumptions prove to be inaccurate.

Financial statements prepared in accordance with IFRS, as issued by the International Accounting Standard Board, typically require the use of good faith estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to, determining the fair value of assets, share-based compensation and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes would require a restatement of our financial statements and could harm our business, including our financial condition and results of operations and the price of our securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our financial statements and our business.

If we prepare our financial statements in accordance with IFRS following the merger, there may be a significant effect on our reported financial results.

The SEC permits foreign private issuers to file financial statements in accordance with IFRS as issued by IASB. At any time in the future, as a foreign private issuer, we may decide to prepare our financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The application by us of different accounting standards, a change in the rules of IFRS as issued by the IASB, or in the SEC’s acceptance of such rules, could have a significant effect on our reported financial results. Additionally, U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. IFRS are subject to interpretation by the IASB. A change in these principles or interpretations could have a significant effect on our reported financial results.

The JOBS Act permits “emerging growth companies” like Global Star to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We expect that Pubco will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act defines an emerging growth company as a company that has annual gross revenues less than $1.235 billion during its most recent fiscal year and has not sold common stock under a registration statement. A company will be classified as an emerging growth company for its first five fiscal years, unless: its gross revenues exceed $1.235 billion, it has issued over $1 billion in non-convertible debt over three years, or it becomes a large accelerated filer. SEC Rule 12b-2 provides that a large accelerated filer is a company that has a public float of greater than $700 million, has been filing periodic reports for at least 12 months, has previously filed at least one annual report (e.g. Form 10-K), and is not a smaller reporting company. That is, a large accelerated filer is simply an accelerated filer whose public float exceeds $700 million. As such, Pubco will take advantage of certain exemptions from various reporting requirements applicable to other public companies based on its status as an emerging growth company. Pursuant to Section 404 of the Sarbanes-Oxley Act, once Pubco is no longer an emerging growth company, Pubco may be required to furnish an attestation report on internal control over financial reporting issued by Pubco's independent registered public accounting firm. When Pubco's independent registered public accounting firm is required to undertake an assessment of its internal control over financial reporting, the cost of complying with Section 404 of the Sarbanes-Oxley Act will significantly increase, and management’s attention may be diverted from other business concerns, which could adversely affect Pubco's business and results of operations.

As a foreign private issuer, Pubco will be exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the Pubco ordinary shares.

Following the completion of the Business Combination, Pubco will convert from a Delaware corporation to a Cayman Islands entity. As a result, Pubco will qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Pubco will not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Pubco will be exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Pubco’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Pubco’s securities. For example, some of Pubco’s key executives may sell a significant amount of Pubco ordinary shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Pubco ordinary shares may decline significantly. Moreover, Pubco will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Pubco will also not be subject to Regulation FD under the Exchange Act, which would prohibit Pubco from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Pubco than there is for U.S. public companies.

As a foreign private issuer, Pubco will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after Pubco publicly announces these events. However, because of the above exemptions for foreign private issuers, which Pubco intends to rely on, Pubco shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

Pubco may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject Pubco to U.S. GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” Pubco would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Global Star on June 30, 2024.

In the future, Pubco could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Pubco intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Pubco’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Pubco under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Pubco is not a foreign private issuer, Pubco will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, Pubco would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Pubco also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Pubco may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Pubco would be permitted to follow home country practice in lieu of the above requirements. As long as Pubco relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors and it will not be required to have a nominating and corporate governance committee. Also, Pubco would be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Pubco loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, Pubco may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

Because Pubco is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Pubco is an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Pubco’s directors or officers, or enforce judgments obtained in the United States courts against Pubco’s directors or officers.

Pubco’s corporate affairs will be governed by its amended and restated memorandum and articles of association, the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. Pubco will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Pubco’s directors to Pubco under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Pubco’s shareholders and the fiduciary responsibilities of Pubco’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Pubco has been advised by Harneys Cayman Islands, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against it judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against it predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against Pubco or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

A number of Pubco directors and executive officers are not residents of the United States, and the majority of its assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon Pubco within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

As a company incorporated in the Cayman Islands, Pubco is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if Pubco complied fully with Nasdaq corporate governance listing standards.

Pubco is a company incorporated in the Cayman Islands, and has applied for listing of the Pubco ordinary shares on Nasdaq. Nasdaq market rules permit a foreign private issuer like Pubco to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is Pubco’s home country, may differ significantly from Nasdaq corporate governance listing standards.

Among others, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

Provisions in the Pubco’s governance documents may inhibit a takeover of Pubco, which could limit the price investors might be willing to pay in the future for Pubco ordinary shares and could entrench management.

Pubco’s governance documents will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that Pubco’s board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. Pubco may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for Pubco to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for Pubco ordinary shares.

Risk Factors Relating to Global Star’s Business

Throughout this section, references to “Global Star,” “we,” “us,” and “our” refer to Global Start Acquisition Inc. unless the context requires otherwise.

Global Star will be forced to liquidate the trust account if it cannot consummate a business combination within 15 months from the closing of the IPO (or 21 months, as previously described), Global Star’s public stockholders will receive $10.25 per share and the Global Star rights will expire worthless.

If Global Star is unable to complete a business combination by June 22, 2024, and is forced to liquidate, the per-share liquidation distribution will be $10.25, plus interest earned on amounts held in trust that have not been used to pay for taxes. Furthermore, there will be no distribution with respect to the GLST Rights, which will expire worthless as a result of Global Star’s failure to complete a business combination.

You must tender your GLST Common Stock in order to validly seek redemption at the Special Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your stock certificates to Global Star’s transfer agent by two (2) business days before the Special Meeting, or deliver your GLST Common Stock to the transfer agent electronically using The Depository Trust Company’s DWAC System, which election would likely be determined based on the manner in which you hold your ordinary shares. The requirement for physical or electronic delivery by two (2) business days before the Special Meeting ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

If third parties bring claims against Global Star, the proceeds held in trust could be reduced and the per-share liquidation price received by Global Star’s stockholders may be less than $10.25.

Global Star’s placing of funds in trust may not protect those funds from third party claims against Global Star. Although the Sponsor has agreed to indemnify us, in the event the Trust Account is liquidated, to the extent any claims by a third party for services rendered or products sold to us, or any claims by a prospective target business with which we have discussed entering into an acquisition agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.25 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.25 per public share is then held in the Trust Account due to reductions in the value of the trust assets, less taxes payable, (y) shall not apply to any claims by a third party or a target which executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and (z) shall not apply to any claims under the Company’s indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account, there can be no assurance that the Sponsor will be able to pay such amounts. Therefore, the per-share distribution from the trust account for our stockholders may be less than $10.00 due to such claims.

Additionally, if Global Star is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Global Star’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the trust account, Global Star may not be able to return $10.25 to Global Star’s public stockholders.

Any distributions received by Global Star’s stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Global Star was unable to pay its debts as they fell due in the ordinary course of business and the value of its assets does not exceed its liabilities.

Global Star’s amended and restated certificate of incorporation provides that it will continue in existence only until June 22, 2024 (assuming the deadline for consummation is extended in accordance with the amended and restated certificate of incorporation). If Global Star is unable to consummate a transaction within the required time period, upon notice from Global Star, the trustee of the trust account will distribute the amount in its trust account to its public stockholders. Concurrently, Global Star shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Global Star cannot assure you that there will be sufficient funds for such purpose. We also cannot assure you that a creditor or stockholder will not file a petition with the Delaware court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of Global Star’s assets to its public stockholders.

Thereafter, Global Star’s sole business purpose will be to voluntarily liquidate and dissolve in accordance with Delaware law. In such a situation under Delaware law, a liquidator would be appointed and, subject to the terms of the required plan of liquidation, the liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) and by placing a public advertisement. However, in practice the procedure to be followed by the liquidator will be subject to the terms of the plan of liquidation and the certificate of incorporation of Global Star and the mentioned notice may not necessarily delay the distribution of assets particularly if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. In practice, as soon as the affairs of Global Star are fully-wound up, the liquidator would normally lay a final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the registrar confirming the date on which the meeting was held and three months after the date of such filing Global Star is dissolved. It is Global Star’s intention to liquidate the trust account to its public stockholders as soon as reasonably possible and Global Star’s Sponsor and Initial Stockholders have agreed to take any such action necessary to liquidate the trust account and to dissolve Global Star as soon as reasonably practicable if Global Star does not complete a business combination within the required time period. Pursuant to Global Star’s amended and restated certificate of incorporation, failure to consummate a business combination by November 22, 2023 (or up to June 22, 2024, in the event Global Star extends the time period for which it must complete its initial business combination to the fullest extent), will trigger an automatic winding up of Global Star.

If Global Star is forced to enter into an insolvent liquidation, any distributions received by Global Star stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Global Star was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Global Star stockholders. Furthermore, Global Star board of directors may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and Global Star to claims of damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Global Star cannot assure you that claims will not be brought against it for these reasons.

If Global Star’s due diligence investigation of K Enter was inadequate, then Global Star stockholders following the Business Combination could lose some or all of their investment.

Even though Global Star conducted a due diligence investigation of K Enter, it cannot be sure that this diligence uncovered all material issues that may be present inside K Enter or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of K Enter and its business and outside of its control will not later arise.

All of Global Star’s Sponsor, officers and directors beneficially own GLST Common Stock, GLST Warrants and GLST Rights and will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

All of Global Star’s Sponsor, officers and directors collectively beneficially own an aggregate of 2,140,000 shares of GLST Common Stock and 498,225 GLST Private Units. Such individuals/entities have waived their rights to redeem these shares (including shares underlying the units), or to receive distributions with respect to these shares upon the liquidation of the trust account if Global Star is unable to consummate a business combination. Accordingly, the GLST Common Stock, as well as the GLST Units purchased by our officers and directors, will be worthless if Global Star does not consummate a business combination. Based on a market price of $10.60 per share of GLST Common Stock and $10.91 per GLST Unit on November 7, 2023, the aggregate value of these shares and units was approximately $28.1 million. The GLST Common Stock acquired prior to the IPO, as well as the GLST Units will be worthless if Global Star does not consummate a business combination. Consequently, our Sponsor’, officers’ and directors’ discretion in identifying and selecting K Enter as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in Global Star stockholders’ best interest.

Global Star is requiring stockholders who wish to redeem their shares of common stock in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Global Star is requiring public stockholders who wish to redeem their shares of common stock to either tender their certificates to Global Star’s transfer agent or deliver their shares to the transfer agent electronically using the Depository Trust Company’s, or DTC, DWAC System two (2) business days before the Special Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Global Star’s transfer agent will need to act to facilitate this request. It is Global Star’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Global Star does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While Global Star has been advised that it takes a short time to deliver shares through the DWAC System, Global Star cannot assure you of this fact. Accordingly, if it takes longer than Global Star anticipates for stockholders to deliver their shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares of common stock.

Global Star will require its public stockholders who wish to redeem their shares of common stock in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If Global Star requires public stockholders who wish to redeem their shares of common stock in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, Global Star will promptly return such certificates to its public stockholders. Accordingly, investors who attempted to redeem their shares of common stock in such a circumstance will be unable to sell their securities after the failed acquisition until Global Star has returned their securities to them. The market price for Global Star’s ordinary shares may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.

The Initial Stockholders, including the officers and directors, control a substantial interest in Global Star and thus may influence certain actions requiring a stockholder vote.

Global Star’s Sponsor and Initial Stockholders, including the officers and directors, collectively own approximately 37.4% of its issued and outstanding shares of common stock. However, if a significant number of Global Star stockholders vote, or indicate an intention to vote, against the Business Combination, Global Star’s Initial Stockholders or the affiliates, could make such purchases in the open market or in private transactions in order to influence the vote.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of PubCo’s securities may decline after the Business Combination.

The market price of PubCo’s securities may decline as a result of the Business Combination if:

●	PubCo does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	The effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing stock prices.

Global Star’s directors and officers may have certain conflicts in determining to recommend the acquisition of K Enter, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.

Global Star’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a stockholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the Global Star’s securities owned by Global Star’s management and directors, or their affiliates and associates, would become worthless if the Business Combination is not approved and Global Star otherwise fails to consummate a Business Combination prior to its liquidation.

Global Star will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.

Global Star will incur significant transaction costs in connection with the Business Combination. If the Business Combination is not consummated, Global Star may not have sufficient funds to seek an alternative business combination and may be forced to voluntarily liquidate and subsequently dissolve.

Risk Factors Relating to the Business Combination

Global Star and K Enter have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Global Star if the Business Combination is completed or by Global Star if the Business Combination is not completed.

Global Star and K Enter expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, Global Star expects to incur approximately $675,000 in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Global Star if the Business Combination is completed or by Global Star if the Business Combination is not completed.

We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

One of our directors is a citizen of a country other than the United States. In addition, K Enter, the company with which we entered into the Business Combination Agreement is a Delaware corporation that will have operations in Korea and certain of its directors are citizens of countries other than the United States. While we believe that the nature of Global Star’s business, and the nature of the businesses of K Enter should not make the transaction subject to U.S. foreign regulations or review by a U.S. government entity, it is possible that the Business Combination may be subject to a CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If the Business Combination falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited, and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by June 22, 2024, if Global Star extends the combination period to the fullest extent, because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

We do not believe that either we or our Sponsor constitute a “foreign person” under CFIUS rules and regulations. However, if we were to be considered a “foreign person” under CFIUS rules that may affect national security, we could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’ jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Business Combination Although we do not believe we or our sponsor are a “foreign person,” CFIUS may take a different view and decide to block or delay the business combination, impose conditions to mitigate national security concerns with respect to the business combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied.

Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor. If we were to seek an initial business combination other than the Business Combination, the pool of potential targets with which we could complete an initial business combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. We cannot assure you that the per share distribution from the Trust Account, if we liquidate, will not be less than $10.25. As a result, if we liquidate, our public shareholders may receive less than $10.25 per share, and our rights will expire worthless. This will also cause you to lose any potential investment opportunity in the Business Combination and the chance of realizing future gains on your investment through any price appreciation in the combined company post-closing of the Business Combination.

In the event that a significant number of GLST Common Stock are redeemed, the PubCo Ordinary Shares may become less liquid following the Business Combination.

If a significant number of GLST Common Stock are redeemed, PubCo may be left with a significantly smaller number of stockholders. As a result, trading in the shares of PubCo following the Business Combination may be limited and your ability to sell your shares in the market could be adversely affected.

Global Star may waive one or more of the conditions to the Business Combination without resoliciting Global Star stockholder approval for the Business Combination.

Global Star may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Global Star board of directors will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted.

In some instances, if the Global Star board of directors determines that a waiver is not sufficiently material to warrant resolicitation of Global Star stockholders, Global Star has the discretion to complete the Business Combination without seeking further stockholder approval. For example, it is a condition to Global Star’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting K Enter’s conduct of its business, however, if the Global Star board of directors determines that any such order or injunction is not material to the business of K Enter, then the Global Star board of directors may elect to waive that condition and close the Business Combination.

Global Star stockholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares as consideration in the Business Combination. Having a minority share position may reduce the influence that Global Star’s current stockholders have on the management of Global Star.

After the Business Combination, assuming (i) there are no redemptions of our shares and (ii) there is no exercise of the PubCo Warrants, Global Star’s current public stockholders will own approximately 8.6% of the issued share capital of PubCo, Global Star’s current directors, officers and affiliates will own approximately 4.4% of the issued share capital of PubCo, and K Enter shareholders will own approximately 87.1% of the issued share capital of PubCo (excluding the [●] PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan). Assuming maximum redemptions by holders of Global Star’s outstanding ordinary shares, Global Star’s current public stockholders will own approximately 1.4% of the issued share capital of PubCo, Global Star’s current directors, officers and affiliates will own approximately 4.6% of the issued share capital of PubCo, and K Enter shareholders will own approximately 94.0% of the issued share capital of PubCo (excluding the [●] PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan). The minority position of the former Global Star’s stockholders will give them limited influence over the management and operations of the post-Business Combination company.

Since Global Star has no operating history and Global Star faces mandatory liquidation should its initial business combination not be consummated by November 22, 2023 (or up to June 22, 2024 in the event such date has been extended), management of Global Star has determined that these factors raise substantial doubt about Global Star’s ability to continue as a going concern.

Global Star is a blank check company with no operating history or results. Global Star has until November 22, 2023 (or up to June 22, 2024 in the event such date has been extended) to consummate a Business Combination. If a Business Combination is not consummated by such deadline, then Global Star is subject to mandatory liquidation and potential subsequent dissolution. Global Star’s management has determined that the liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about Global Star’s ability to continue as a going concern. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Global Star—Liquidity and Capital Resources.”

Risks Factors Relating to an Investment in PubCo Ordinary Shares

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is a company incorporated under the laws of the Cayman Islands. K Enter conducts most of its operations in the Republic of Korea and substantially all of its operations outside of the United States. Most of K Enter’s assets are located in the Republic of Korea, and substantially all of K Enter’s assets are located outside of the United States. In addition, after the Business Combination, most of PubCo’s senior executive officers reside within the Republic of Korea for a significant portion of the time and most are Korean nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Republic of Korea may render you unable to enforce a judgment against PubCo’s assets or the assets of K Enter’s directors and officers. For more information regarding the relevant laws of the Cayman Islands and the Republic of Korea, see “Comparison of Shareholder Rights — Enforceability of Civil Liabilities under the U.S. Securities Laws.”

Currently, there is no public market for the ordinary shares of PubCo. Global Star stockholders cannot be sure that an active trading market will develop for or of the market price of the ordinary shares of PubCo they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each ordinary share of K Enter will be converted into the right to receive one ordinary share of PubCo. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. Global Star, K Enter and PubCo have agreed to use their best efforts to cause the ordinary shares of PubCo to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the effective time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the ordinary shares of PubCo will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the ordinary shares of PubCo following the closing of the Business Combination and the ordinary shares of PubCo may trade at a price less than the current market price of the common stock of Global Star.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for the combined PubCo’s ordinary shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the ordinary shares of PubCo following completion of the Business Combination and the development and continued existence of a market and favorable price for the ordinary shares of PubCo will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the ordinary shares of PubCo to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the ordinary shares of PubCo. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo’s ordinary shares may be volatile, both because of actual and perceived changes in Global Star’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of Global Star or other companies in the retail business;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other entertainment content companies;

●	announcements by PubCo or its competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving PubCo;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting PubCo or its industry;

●	the trading volume of PubCo’s ordinary shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and the Republic of Korea’s economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo’s ordinary shares.

The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ordinary shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the PubCo Ordinary Shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The PubCo Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, K Enter and its directors, executive officers and existing shareholders will exchange the ordinary shares of K Enter held by them for PubCo Ordinary Shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions, not to sell any PubCo Ordinary Shares for 180 days after the date of this prospectus without the prior written consent of PubCo. Shares of PubCo to be held by K Enter’s certain existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be 70,195,981 outstanding and issued PubCo Ordinary Shares immediately after the Business Combination, assuming no additional redemptions. We cannot predict what effect, if any, market sales of securities held by PubCo’s significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the PubCo Ordinary Shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for PubCo’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo’s amended and restated memorandum and articles of association that will become effective prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the ordinary shares of PubCo.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s post-closing memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with PubCo’s ordinary shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo’s board of directors decides to issue preference shares, the price of the ordinary shares of PubCo may fall and the voting and other rights of the holders of the ordinary shares of PubCo may be materially and adversely affected.

Risk Factors Relating to PubCo

If PubCo ceases to qualify as a foreign private issuer, it would be required to convert the financials to US GAAP from IFRS in order comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. In addition, PubCo would be required to report its financial statements in accordance with U.S. GAAP, which could result in significant additional expenses and impact our financial results due to the change in accounting framework. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of Global Star may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to our securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

A potential failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition, and results of operations. PubCo may be unable to accurately report our financial results or prevent fraud if we cannot maintain an effective system of internal controls over our financial reporting.

PubCo will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the “SEC,” as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. We are an “emerging growth company,” and are expected to first include a management report on our internal controls over financial reporting in our annual report in the our second annual report after the close of the business combination. Our management may conclude that our internal controls over our financial reporting are not effective, and our reporting obligations as a public company will place a significant strain on our management, operational and financial resources, and systems for the foreseeable future, which will increase our operating expenses.

The establishment of effective internal controls over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud. Our failure to achieve and maintain effective internal controls over financial reporting could consequently result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock. We anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

K Enter and Play Company identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of K Enter and Play Company’s financial statements and have other adverse consequences.

K Enter has identified material weaknesses in its internal control over financial reporting as of June 30, 2023 which relate to: (a) the design and operation of K Enter’s information technology general controls; (b) K Enter’s overall closing and financial reporting processes, including accounting for significant and unusual transactions, and (c) general segregation of duties, including the review and approval of journal entries.

Play Company has identified material weaknesses in its internal control over financial reporting as of December 31, 2022 which relate to: (a) Play Company did not have sufficient skilled personnel with requisite IFRS reporting knowledge and experience and (b) Play Company did not have sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties that are commensurate with IFRS reporting requirements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of K Enter and Play Company’s respective financial statements will not be prevented or detected on a timely basis. These deficiencies could result in additional misstatements to K Enter and Play Company’s respective financial statements that would be material and would not be prevented or detected on a timely basis.

K Enter and Play Company’s management has concluded that these material weaknesses in K Enter and Play Company’s respective internal control over financial reporting are due to the fact that, prior to this proxy statement, K Enter and Play Company were private companies with limited resources and did not have the necessary business processes and related internal control formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee K Enter and Play Company’s business processes and controls surrounding information technology general controls and K Enter and Play Company’s closing and financial reporting processes.

K Enter’s management has developed a remediation plan to address the remaining material weaknesses. Specifically, (a) to alleviate the information technology control issue, K Enter plans to implement SAP, a cloud-based ERP and financial solution, which will allow personnel to implement workflow controls; (b) to alleviate the overall closing and financial reporting processes, including accounting for significant and unusual transactions, K Enter plans to hire internal personnel and external advisors with relevant public reporting experience and conduct training for our personnel in GAAP reporting requirements; (c) to alleviate the segregation of duties issue, K Enter plans to leverage SAP configuration and workflow while expanding the accounting team and reviewing roles; and (d) to alleviate the lack of a formal journal entry review and approval process, K Enter will be implementing work flow steps within SAP to ensure all journal entries are approved before posting to the general ledger. The material weaknesses will not be considered remediated until management concludes, through testing, that these controls are effective. K Enter’s management will monitor the effectiveness of K Enter’s remediation plans and will make changes management determines to be appropriate.

To remediate the material weaknesses described above, Play Company’s management plans to (a) continue to establish a comprehensive and effective internal control system with the assistance from third-party consulting firm which shall provide relevant professional advisory services; (b) continue to assess Play Company’s standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner; and (c) hire internal personnel and external advisors with relevant public reporting experience and conduct training for our personnel in IFRS reporting requirements.

If not remediated, these material weaknesses could result in further material misstatements to K Enter’s annual or interim financial statements that would not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If K Enter is unable to assert that its internal control over financial reporting is effective, or when required in the future, if PubCo’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of PubCo’s financial reports, the market price of PubCo Common Stock could be adversely affected and PubCo could become subject to litigation or investigations by the Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

Our management has identified material weaknesses in our internal control over financial reporting and we may not be able to remediate these weaknesses. Additionally, our management may identify material weaknesses in the future that could adversely affect investor confidence, impair the value of our securities, and increase our cost of raising capital.

There can be no assurance as to how quickly or effectively we can remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses will not be identified in the future. Any failure to remedy additional weaknesses or deficiencies in our internal control over financial reporting that may be discovered in the future or to implement new or improved controls, or difficulties encountered in the implementation of such controls, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could, in turn, affect the future ability of our management to certify that our internal control over financial reporting is effective. Ineffective internal control over financial reporting could also subject us to the scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in our reported financial information and subject us to civil or criminal penalties or shareholder litigation, which could have an adverse effect on the trading price of our securities. In addition, if we identify additional deficiencies in our internal control over financial reporting, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our share price. Furthermore, additional deficiencies could result in future non-compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Such non-compliance could subject us to a variety of administrative sanctions, including review by the SEC or other regulatory authorities.

We may face litigation and other risks as a result of the material weakness in its internal control over financial reporting.

As a result of (i) any potential material weakness in internal control over financial reporting arising out of the Business Combination, (ii) any changes made to accounting procedures with respect to PubCo’s business or those of its subsidiaries following the Business Combination, or (iii) other matters raised or that may in the future be raised by the SEC, PubCo may face potential for litigation or other disputes, including, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weaknesses in PubCo’s internal control over financial reporting and the preparation of PubCo’s financial statements. As of the date of this proxy statement/prospectus, PubCo has no knowledge of any such litigation or dispute. However, PubCo can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on PubCo’s business, results of operations and financial condition or its ability to complete the Business Combination.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Future changes to U.S. and non-U.S. tax laws could adversely affect PubCo.

The U.S. Congress and other government agencies in jurisdictions where PubCo and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which PubCo and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect PubCo and its affiliates.

We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in connection with redemptions after December 31, 2022.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, imposes a 1% excise tax on any publicly traded domestic corporation that repurchases its stock after December 31, 2022 (the “Excise Tax”). The Excise Tax is imposed on the fair market value of the repurchased stock, with certain exceptions. Because we are expected to continue to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code following the Reincorporation Merger and because our securities will trade on Nasdaq, we will be a “covered corporation” within the meaning of the Inflation Reduction Act. While not free from doubt, absent any further guidance from the U.S. Department of the Treasury (the “Treasury”), who has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax, the Excise Tax may apply to any redemptions after December 31, 2022, including redemptions in connection with the Business Combination, unless an exemption is available. Generally, issuances of securities in connection with an initial business combination transaction (including any PIPE transaction at the time of an initial business combination), as well as any other issuances of securities not in connection with an initial business combination, would be expected to reduce the amount of the Excise Tax in connection with redemptions occurring in the same calendar year, but the number of securities redeemed may exceed the number of securities issued. In addition, the Excise Tax would be payable by us, and not by the redeeming holder. Further, based on recently issued interim guidance from the IRS and Treasury, subject to certain exceptions, the Excise Tax should not apply in the event of our liquidation.

The Business Combination may be a taxable event for U.S. Holders of GLST Common Stock, GLST Warrants, and GLST Rights.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Business Combination,” the Reincorporation Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder (as defined below) should not recognize gain or loss on the exchange of GLST Common Stock, the GLST Rights, or GLST Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Business Combination.

If the Reincorporation Merger does not qualify as a reorganization, a U.S. Holder that exchanges its GLST Common Stock, GLST Rights, or GLST Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the GLST Common Stock, GLST Rights, and GLST Warrants exchanged.

THE SPECIAL MEETING OF GLOBAL STAR STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to the Global Star stockholders as part of the solicitation of proxies by Global Star board of directors for use at the Special Meeting to be held on [DATE] and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [DATE] in connection with the vote on the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [DATE] at 10:00 a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed. Due to the COVID-19 pandemic, Global Star will be holding the Special Meeting as a teleconference using the following dial-in information:

US Toll Free

International Toll

Participant Passcode

Purpose of the Special Meeting

At the Special Meeting, we are asking holders of GLST Common Stock to approve the following Proposals:

●	The Reincorporation Merger Proposal to approve the Reincorporation Merger;

●	The Acquisition Merger Proposal to approve the Acquisition Merger;

●	The Governance Proposal to approve, on an advisory basis, four separate governance proposals;

●	The Director Proposal to elect seven (7) nominees to serve as PubCo’s board of directors until the next annual meeting of stockholders;

●	The Incentive Plan Proposal to approve PubCo’s Incentive Plan; and

●	The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Global Star does not receive the requisite stockholder vote to approve the above Proposals.

Recommendation of Global Star’s Board of Directors

Global Star board of directors:

●	has determined that each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal and the Adjournment Proposal, are fair to, and in the best interests of, Global Star and its stockholders;

●	has approved the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal and the Adjournment Proposal; and

●	recommends that the Global Star stockholders vote “FOR” each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

Global Star board of directors have interests that may be different from or in addition to your interests as a stockholder. See “The Business Combination — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on [DATE], as the record date for determining those Global Star stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on [DATE], there were [XXX] GLST Common Stock outstanding and entitled to vote. Each holder of GLST Common Stock is entitled to one vote per share on each of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Governance Proposal, the Director Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

As of [DATE], the Initial Stockholders collectively own and are entitled to vote 500,000 shares of GLST Common Stock, or approximately 18.2% of Global Star’s issued and outstanding shares of common stock. With respect to the Business Combination, the Initial Stockholders and the Sponsor which own 2,140,000, or approximately 37.4% of Global Star’s outstanding shares of common stock as of the record date, have agreed to vote their GLST Common Stock acquired by them in favor of the Reincorporation Proposal, the Acquisition Merger Proposal, the Governance Proposal, the Director Proposal. The Sponsor and the Initial Stockholders have agreed to vote their shares, as applicable, “FOR” the Reincorporation Proposal and the Acquisition Merger Proposal and is expected to vote “FOR” the other Proposals, although there is no agreement in place with respect to the other Proposals.

Quorum and Required Vote for the Proposals

A quorum of Global Star stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting is represented in person or by proxy. A Global Star holder present in person or by proxy and abstaining from voting at the Special Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals other than the Director Proposal will require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of Global Star present and entitled to vote at the Special Meeting. Approval of the Director Proposal will be determined by a plurality of votes cast, meaning that the nominee for each open board seat who receives the most votes will be elected. Attending the Special Meeting either in person or by proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each share of GLST Common Stock that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Special Meeting. Your proxy card shows the number of shares of GLST Common Stock that you own.

There are two ways to ensure that your GLST Common Stock are voted at the Special Meeting:

●	You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Global Star board of directors, “FOR” the adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

●	You can attend the Special Meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE REINCORPORATION MERGER PROPOSAL AND THE ACQUISITION MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;

●

if you are a record holder, you may notify our proxy solicitor, Laurel Hill Advisory Group, LLC at 2 Robbins Lane, Suite 201 Jericho, NY 11753, in writing before the Special Meeting that you have revoked your proxy; or

●	you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Laurel Hill Advisory Group, LLC, our proxy solicitor, with individual call toll-free at (855) 414-2266 and banks and brokers call at (855) 414-2266.

No Additional Matters May Be Presented at the Special Meeting

This Special Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to Global Star’s amended and restated certificate of incorporation, a holder of GLST Common Stock has the right to have its public shares redeemed for cash equal to its pro rata share of the trust account (net of taxes payable) in connection with the Business Combination.

If you are a public stockholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on [●] (two (2) business days before the Special Meeting), that Global Star redeem your shares into cash; and (ii) submit your request in writing to Global Star’s transfer agent, at the address listed at the end of this section and deliver your shares to Global Star’s transfer agent physically or electronically using the DWAC system at least two (2) business days prior to the vote at the Special Meeting. In order to validly request redemption, you must either make a request for redemption on the proxy card or separately send a request in writing to Global Star’s transfer agent. The proxy card or separate request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the GLST Common Stock for which you are electing redemption by two (2) business days before the Special Meeting by either:

●	Delivering certificates representing Global Star’s ordinary shares to Global Star’s transfer agent, or

●	Delivering the GLST Common Stock electronically through the DWAC system.

Global Star stockholders will be entitled to redeem their GLST Common Stock for a full pro rata share of the trust account (currently anticipated to be no less than approximately $10.25 per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by Global Star’s transfer agent two (2) business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of GLST Common Stock as of the record date. Any public stockholder who holds GLST Common Stock on or before [●] (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your stock certificates to Global Star’s transfer agent or deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC System, in each case, two (2) business days before the Special Meeting.

Through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Global Star’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Global Star’s understanding that Global Star stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Global Star does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Global Star stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. Global Star anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Global Star public stockholders, Global Star will redeem each share into a pro rata portion of the funds available in the trust account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately $[●] per share. If you exercise your redemption rights, you will be exchanging your GLST Common Stock for cash and will no longer own the shares. If Global Star is unable to complete the Business Combination by June 22, 2024 (in the event Global Star extends the time to complete the Business Combination to the fullest extent provided by the Amended and Restated Certificate of Incorporation), it will liquidate and dissolve and public stockholders would be entitled to receive approximately $10.25 per share upon such liquidation, plus the pro rata share of interest earned on amounts held in trust that have not been used to pay for taxes.

Holders of outstanding GLST Units must separate the underlying GLST Common Stock, GLST Warrants and GLST Rights prior to exercising redemption rights with respect to the GLST Common Stock. If GLST Units are registered in a holder’s own name, the holder must deliver the certificate for its GLST Units to the transfer agent with written instructions to separate the GLST Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the GLST Common Stock from the GLST Units.

If a broker, dealer, commercial bank, trust company or other nominee holds GLST Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s GLST Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of GLST Units to be separated and the nominee holding such GLST Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant GLST Units and a deposit of an equal number of GLST Common Stock, GLST Warrants and GLST Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the GLST Common Stock from the GLST Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their GLST Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Common Stock Certificates in connection with Redemption Rights

Global Star is requiring the Global Star public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Global Star’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two (2) business days prior to the Special Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Global Star requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Global Star will promptly return the share certificates to the public stockholder.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of the Global Star board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Global Star and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. Morrow Sodali LLC, a proxy solicitation firm that Global Star has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

Global Star will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Global Star will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares in person if you revoke your proxy before it is exercised at the Special Meeting.

PROPOSAL NO. 1
THE REINCORPORATION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

Purpose of the Reincorporation Merger Proposal

The purpose of the Reincorporation Merger is to establish a Cayman Islands exempted company as the parent entity of K Enter that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Reincorporation Merger, the Global Star stockholders will no longer be stockholders of Global Star and (other than the Global Star stockholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer. As a foreign private issuer, PubCo is exempt from compliance with certain of the rules under the Exchange Act.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the Reincorporation Merger

The Merger Agreement was entered into by and among Global Star, PubCo, Merger Sub, K Enter and certain other parties on June 15, 2023. Upon the approval of the Merger Agreement by the Global Star stockholders, PubCo and Global Star will execute the Plan of Merger, which shall be filed with the Registrar of Companies in the Cayman Islands with certain other documents on or prior to the Closing Date. On the Closing Date and concurrently with the Acquisition Merger, Global Star will reincorporate to Cayman Islands by merging with and into the PubCo, a Cayman Islands exempted company and wholly owned subsidiary of Global Star. The separate corporate existence of Global Star will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding GLST Units will separate into their individual components of GLST Common Stock, GLST Rights and GLST Warrants and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Global Star stockholders shall be exchanged as follows:

(i)	Each share of GLST Common Stock issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares) will automatically be cancelled and cease to exist and, for each share of such GLST Common Stock, PubCo shall issue to each Global Star stockholder (other than Global Star stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)	Each GLST Warrant issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one PubCo Ordinary Share at a price of $11.50 per whole share; and

(iii)	The holders of GLST Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger will receive one-tenth (1/10) of one PubCo Ordinary Share in exchange for the cancellation of each GLST Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded to the nearest whole share.

Differences between PubCo’s Memorandum and Articles of Association and GLST’s Certificate of Incorporation

Following is a summary of the material differences between the Memorandum and Articles of Association of PubCo to be in effect following the Business Combination and Global Star’s current amended and restated certificate of incorporation:

●	The name of the new public entity will be “K Wave Media Ltd.” as opposed to “Global Star Acquisition Corp.”;

●	PubCo’s authorized share capital is $100,000 divided into 990,000,000 PubCo Ordinary Shares and 10,000,000 PubCo Preference Shares, as opposed to Global Star which has authorized capital stock of 100,000,000 shares of Global Star Class A common stock, 10,000,000 shares of Global Star Class B common stock and 1,000,000 shares of preferred stock;

●	PubCo’s corporate existence is perpetual as opposed to Global Star’s corporate existence terminating if a business combination is not consummated by Global Star within a specified period of time; and

●	PubCo’s constitutional documents do not include the various provisions applicable only to special purpose acquisition corporations that Global Star’s amended and restated certificate of incorporation contains.

Authorized but unissued ordinary shares may enable PubCo’s board of directors to render it more difficult or to discourage an attempt to obtain control of PubCo and thereby protect continuity of or entrench its management, which may adversely affect the market price of PubCo’s securities. For example, if, in the due exercise of its fiduciary obligations, for example, PubCo’s board of directors were to determine that a takeover proposal were not in the best interests of PubCo, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable PubCo to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. PubCo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

A copy of PubCo’s Memorandum and Articles of Association, as will be in effect upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. See also the Section entitled Comparison of Shareholder’s Rights on page 234 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of The Business Combination

The following is a general discussion of the material U.S. federal income tax consequences (i) of the Business Combination to U.S. Holders (defined below) of GLST Common Stock (excluding any redeemed shares), GLST Rights, and GLST Warrants (collectively, the “Global Star securities”), (ii) of the Acquisition Merger to U.S. Holders of K Enter Common Stock, (iii) of the subsequent ownership and disposition of PubCo Ordinary Shares and PubCo Warrants (collectively, the “PubCo securities”) received in the Business Combination and (iv) exercise of redemption rights by Global Star stockholders that are U.S. Holders. In addition, the following includes a general discussion of certain U.S. federal income tax consequences of the Business Combination to Global Star, K Enter, and PubCo.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of Global Star securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Global Star securities, K Enter Common Stock, and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received shares of GLST Common Stock or K Enter Common Stock through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of GLST Common Stock, K Enter Common Stock, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares);

●	holders holding Global Star securities, K Enter Common Stock, or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction; or

●	the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Global Star securities, K Enter Common Stock, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Global Star securities, K Enter Common Stock, and, after the Business Combination, PubCo securities that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Global Star securities, K Enter Common Stock, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because GLST Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a GLST Unit should be treated as the owner of the underlying component Global Star securities for U.S. federal income tax purposes. The discussion below with respect to Global Star securities should also apply to holders of GLST Units (as the deemed owner of the underlying component Global Star securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. GLOBAL STAR STOCKHOLDERS AND K ENTER STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders

The following discussion, “— U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders,” constitutes the opinion of Nelson Mullins, counsel to Global Star, as to the material U.S. federal income tax consequences of the Business Combination to the U.S. Holders of Global Star securities, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

Tax Residence of PubCo for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, PubCo, which is a Cayman Islands-incorporated entity, would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code and the regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. Although PubCo is incorporated under the laws of the Cayman Islands, we expect that PubCo should be taxed as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, and that PubCo would be liable for U.S. federal income tax on its income like any other U.S. corporation, and certain distributions made by PubCo to Non-U.S. Holders of PubCo securities would be subject to U.S. withholding tax.

Under section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, (2) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (the “substantial business activities test”), and (3) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the stock of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation, as determined under complex share ownership rules described below, which are uncertain in their application in many circumstances and are intended to increase the percentage ownership for these purposes (the “Ownership Test”). For this purpose, “expanded affiliated group” generally means the foreign acquiring corporation and all subsidiary corporations in which such foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote and value) after the foreign acquiring corporation’s acquisition of the assets of the U.S. corporation.

In the Business Combination, PubCo will directly acquire all of Global Star’s assets through Global Star merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity. As a result, the determination of whether PubCo will be treated as a U.S. corporation for U.S. federal income tax purposes will depend on the application of the substantial business activities test and the Ownership Test.

PubCo is not expected to satisfy the substantial business activities test based on its activities in the Cayman Islands after the completion of the Business Combination. Accordingly, PubCo must determine whether the Ownership Test has been met.

Based on the complex rules for determining share ownership under Section 7874 of the Code and Treasury Regulations promulgated thereunder and certain factual assumptions, former Global Star stockholders are expected to be treated as holding more than 80% (by both vote and value) of PubCo stock by reason of their former ownership of Global Star common stock for these purposes. Therefore, PubCo is expected to satisfy the Ownership Test, and PubCo is expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

This following discussion assumes that Section 7874 of the Code continues to apply to treat PubCo as a U.S. corporation for all purposes under the Code. If, for some reason (e.g., future repeal of Section 7874 of the Code), PubCo were no longer treated as a U.S. corporation under the Code, the U.S. federal income tax consequences described herein could be materially and adversely affected.

Qualification of the Reincorporation Merger as a Reorganization

The Reincorporation Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code. However, U.S. Holders should be aware that the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Business Combination qualifies as a reorganization, and that PubCo has not requested and does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Business Combination. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

If the Reincorporation Merger Qualifies as a Reorganization

Because the Reincorporation Merger should qualify as a reorganization under the provisions of Section 368 of the Code, a U.S. Holder that exchanges its Global Star securities pursuant to the Business Combination should not recognize gain or loss on the exchange of Global Star securities for PubCo securities. The aggregate adjusted tax basis of a U.S. Holder in the PubCo Ordinary Shares received as a result of the Business Combination should equal the aggregate adjusted tax basis of the GLST Common Stock and the GLST Rights surrendered in the exchange, and the aggregate adjusted tax basis in the PubCo Warrants received as a result of such exchange should equal the aggregate adjusted tax basis of the GLST Warrants surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for the Global Star securities surrendered in the exchange.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of Global Star securities for PubCo securities pursuant to the Business Combination, the qualification of the Reincorporation Merger as a reorganization.

If the Reincorporation Merger Does Not Qualify as a Reorganization

If the Reincorporation Merger fails to qualify as a Reorganization, a U.S. Holder that exchanges its Global Star securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the Global Star securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such PubCo securities.

Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Global Star securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code.

U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of K Enter Common Stock

The following discussion, “—U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of K Enter Common Stock,” constitutes the opinion of Loeb & Loeb, counsel to K Enter, as to the material U.S. federal income tax consequences of the Acquisition Merger to U.S. Holders of K Enter Common Stock, subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

Neither K Enter nor Global Star has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Acquisition Merger. A tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position that the Acquisition Merger do not constitute a “reorganization.” Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the Acquisition Merger to such holder.

Subject to the qualifications and limitations set forth herein, the Acquisition Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and U.S. Holders of K Enter Common Stock should generally not recognize any gain or loss as a result of the Acquisition Merger. Pursuant to the Acquisition Merger, U.S. Holders of K Enter Common Stock will receive shares of PubCo Ordinary Shares in exchange for their shares of K Enter Common Stock. Each U.S. Holder’s tax basis in the shares of PubCo Ordinary Shares received in the Acquisition Merger will be the same as his, her or its tax basis in the shares of K Enter Common Stock surrendered in the Acquisition Merger in exchange therefor. The holding period of the shares of PubCo Ordinary Shares received in the Acquisition Merger by the U.S. Holder will include the holding period of the shares of K Enter Common Stock surrendered in the Acquisition Merger in exchange therefor.

If the Acquisition Merger fails to qualify as a “reorganization” under Section 368(a) of the Code, a U.S. Holder of K Enter Common Stock would recognize gain or loss in an amount equal to the difference (i) the fair market value of the Aggregate Merger Consideration received in exchange for such surrendered K Enter Common Stock upon completion of the Acquisition Merger and (ii) the holder’s basis in the K Enter Common Stock surrendered. Gain or loss will be calculated separately for each block K Enter Common Stock (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such K Enter Common Stock have been held for more than one year at the time of the Acquisition Merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of PubCo Ordinary Shares received in the Acquisition Merger would be equal to the fair market value thereof as of the Effective Time, and the U.S. Holder’s holding period in such shares would begin on the day following the Acquisition Merger.

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of the Acquisition Merger under such holder’s particular circumstances.

U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities

U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.

Distribution on PubCo Ordinary Shares

The gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will qualify for a dividends received deduction (pursuant to which a portion of the dividend may be deducted) if the requisite holding period is satisfied. Subject to applicable requirements and limitations, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains.

Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities.” However, PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions PubCo makes as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

A U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares and PubCo Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares or PubCo Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Ordinary Shares or PubCo Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares or PubCo Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its PubCo securities so disposed of. A U.S. Holder’s adjusted tax basis in its shares of PubCo securities will generally equal the U.S. Holder’s acquisition cost for such shares (or, in the case of PubCo Ordinary Shares received upon exercise of a warrant, the U.S. Holder’s initial basis for such PubCo Ordinary Shares, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the PubCo securities so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise or Lapse of a PubCo Warrant

Except as discussed below with respect to the cashless exercise of a PubCo Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo ordinary share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo ordinary share received upon exercise of the PubCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo ordinary share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants and will not include the period during which the U.S. Holder held the PubCo Warrants. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the PubCo Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo ordinary share would include the holding period of the PubCo Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised PubCo Warrants treated as surrendered to pay the exercise price of the PubCo Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the PubCo Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the PubCo Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the U.S. Holder’s tax basis in the PubCo Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Distributions on PubCo Ordinary Shares

Distributions of cash or property to a Non-U.S. Holder in respect of PubCo Ordinary Shares will generally constitute dividends for U.S. federal income tax purposes to the extent paid from PubCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds PubCo’s current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the PubCo Ordinary Shares. Any remaining excess will be treated as capital gain and will be treated as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities.”

Dividends paid to a Non-U.S. Holder of PubCo Ordinary Shares generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS FormW-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of PubCo Ordinary Shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS FormW-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the PubCo Ordinary Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of PubCo Ordinary Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

In general, a Non-U.S. Holder will not be subject to U.S. federal income or, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” withholding tax on any gain realized upon the sale or other disposition of PubCo Ordinary Shares unless:

●	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder;

●	the Non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

●	PubCo is or has been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (A) PubCo Ordinary Shares are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of the outstanding PubCo Ordinary Shares. We believe that PubCo currently is not, and we do not anticipate it becoming, a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the Non-U.S. Holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of sale or other disposition of our securities will generally be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Exercise or Lapse of a PubCo Warrant

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a PubCo Warrant, or the lapse of a PubCo Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “— U.S. Federal Income Tax Consequences to U.S. Holders — Exercise or Lapse of a PubCo Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Common Stock,” above for a Non-U.S. Holder’s gain on the sale or other disposition of PubCo securities.

Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights

U.S. Federal Income Tax Consequences to U.S. Holders

In the event that a U.S. Holder elects to redeem its GLST Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the GLST Common Stock under Section 302 of the Code. If the redemption qualifies as a sale or exchange of the GLST Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the GLST Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the GLST Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of GLST Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Global Star’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the GLST Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the GLST Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of GLST Common Stock treated as held by the U.S. Holder (including any GLST Common Stock constructively owned by the U.S. Holder as a result of owning GLST Warrants or GLST Rights) relative to all of the shares of GLST Common Stock outstanding both before and after the redemption. The redemption of GLST Common Stock generally will be treated as a sale or exchange of the GLST Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Global Star or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only GLST Common Stock actually owned by the U.S. Holder, but also shares of GLST Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include GLST Common Stock which could be acquired pursuant to the exercise of the GLST Warrants or GLST Rights. In order to meet the substantially disproportionate test, the percentage of Global Star’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the GLST Common Stock must, among other requirements, be less than 80% of the percentage of Global Star’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the GLST Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the GLST Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other GLST Common Stock. The redemption of the GLST Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Global Star. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Global Star will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining GLST Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its GLST Warrants or possibly in other GLST Common Stock constructively owned by it.

Because the Reincorporation Merger will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to GLST Common Stock, U.S. Holders exercising such redemption rights, will be subject to the potential tax consequences as a result of the Reincorporation Merger (as discussed further above). All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their GLST Common Stock pursuant to an exercise of redemption rights.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s GLST Common Stock as a sale or exchange under Section 302 of the Code or as a corporate distribution under Section 301 of the Code generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s GLST Common Stock, as described above, and the corresponding consequences will be as described below.

Because the Reincorporation Merger will occur prior to the redemption of Non-U.S. Holders that exercise redemption rights with respect to GLST Common Stock, Non-U.S. Holders exercising such redemption rights, will be subject to the potential tax consequences as a result of the Reincorporation Merger (as discussed further above). All Non-U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their GLST Common Stock pursuant to an exercise of redemption rights.

Redemption Treated as Sale or Exchange

Any gain realized by a Non-U.S. Holder on the redemption of GLST Common Stock that is treated as a sale or exchange under Section 302 of the Code generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder);

●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such GLST Common Stock redeemed, and either (A) shares of GLST Common Stock are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of the outstanding shares of GLST Common Stock. There can be no assurance that shares of GLST Common Stock will be treated as regularly traded on an established securities market for this purpose.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

If the last bullet point immediately above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the redemption of GLST Common Stock generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such redemption. We would generally be classified as a “U.S. real property holding corporation” if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. However, we believe that we are not and have not been at any time since our formation a U.S. real property holding corporation and we do not expect to be a U.S. real property holding corporation immediately after the Business Combination is completed.

Redemption Treated as Corporate Distribution

With respect to any redemption treated as a corporate distribution under Section 301 of the Code, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, GLST will be required to withhold U.S. tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of the GLST Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the GLST Common Stock, which will be treated as described above.

This withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of PubCo Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of PubCo Ordinary Shares and PubCo Warrants effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of GLST Common Stock. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a Non-U.S. Holder will generally be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished by such Non-U.S. Holder to the IRS in a timely manner.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including PubCo securities) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which PubCo securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, PubCo securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of PubCo Ordinary Shares. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including PubCo securities), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in PubCo securities.

Required Vote

Approval of the Reincorporation Merger Proposal requires the affirmative vote of the holders of a majority of the GLST Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Reincorporation Merger Proposal is conditioned upon the adoption of the Acquisition Merger Proposal. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Global Star will not consummate the Business Combination.

Recommendation of Global Star’s Board of Directors

After careful consideration, Global Star board of directors determined that the Reincorporation Merger forming part of the Business Combination with K Enter is in the best interests of Global Star and its stockholders. On the basis of the foregoing, Global Star board of directors has approved and declared advisable the Business Combination with K Enter and recommends that you vote or give instructions to vote “FOR” adoption of the Reincorporation Merger Proposal.

PROPOSAL NO. 2
THE ACQUISITION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

General Description of the Acquisition Merger

Acquisition Merger with K Enter; Acquisition Merger Consideration

At least one (1) business day after the Reincorporation Merger, Merger Sub, a Delaware corporation and wholly owned subsidiary of PubCo, will be merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Acquisition Merger is $610,000,000, payable in the form of 61,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share to K Enter and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in K Enter held by the former K Enter shareholders will be cancelled and ceased to exist, in exchange for the issue of an aggregate of 61,000,000 PubCo Ordinary Shares. [●] PubCo Ordinary Shares will be reserved and authorized for issuance under the Incentive Plan upon closing. At the closing of the Acquisition Merger, the fully paid shares in Merger Sub held by PubCo will become fully paid shares in the surviving corporation, so that K Enter will become a wholly owned subsidiary of PubCo.

Upon the closing of the Business Combination, PubCo board of directors will consist of seven directors, all of whom will be designated by K Enter and a majority of whom will be “independent” under Nasdaq’s listing standards. See section titled “PubCo’s Directors and Executive Officers after the Business Combination” for additional information.

According to the PubCo Charter, the authorized share capital of post-closing company is $100,000 divided into 990,000,000 ordinary shares of par value of $0.0001 each and 10,000,000 preference shares of par value US$0.0001 each. After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, please see the sections titled “PubCo’s Directors and Executive Officers After the Business Combination — Foreign Private Issuer Status.”

After the Business Combination, assuming (i) there are no redemptions of our shares and (ii) there is no exercise of the PubCo Warrants, Global Star’s current public stockholders will own approximately 8.7% of the issued share capital of PubCo, Global Star’s current directors, officers and affiliates will own approximately 4.0% of the issued share capital of PubCo, and K Enter shareholders will own approximately 86.9% of the issued share capital of PubCo (excluding the [●] PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan). Assuming maximum redemptions by holders of Global Star’s outstanding ordinary shares, Global Star’s current public stockholders will own approximately 1.8% of the issued share capital of PubCo, Global Star’s current directors, officers and affiliates will own approximately 4.4% of the issued share capital of PubCo, and K Enter shareholders will own approximately 93.4% of the issued share capital of PubCo (excluding the [●] PubCo Ordinary Shares reserved and authorized for issuance under the Incentive Plan).

Assuming the Reincorporation Merger Proposal and the Acquisition Merger Proposal are approved, Global Star expects to close the Business Combination by [DATE].

Representations and Warranties

K Enter makes certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate organization of K Enter and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure; (e) accuracy of charter documents and corporate records; (f) required consents and approvals; (g) financial information; (h) absence of certain changes or events; (i) title to assets and properties; (j) material contracts; (k) ownership of real property; (l) licenses and permits; (m) compliance with laws, including those relating to foreign corrupt practices and money laundering; (n) ownership of intellectual property; (o) customers and suppliers; (p) employment and labor matters; (q) taxes matters; (r) environmental matters; (s) brokers and finders; (t) that K Enter is not an investment company; and (u) other customary representations and warranties.

Global Star, PubCo and Merger Sub (collectively “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) litigation; (d) brokers and finders; (e) capital structure; (f) validity of share issuance; (g) minimum trust fund amount; and (h) validity of Nasdaq Stock Market listing; (i) SEC filing requirements and financial statements; (j) material contracts; (k) compliance with laws, including those relating to foreign corrupt practices and money laundering.

Conduct Prior to Closing; Covenants

Each of K Enter and Global Star has agreed to, and cause its subsidiaries to, operate the business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains covenants providing for:

●	Each party providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

●	K Enter delivering the financial statements required by Global Star to make applicable filings with the SEC;

●	Cooperation in making certain filings with the SEC; and

Conditions to Closing

General Conditions

Consummation of the Merger Agreement and the transactions herein is conditioned on, among other things, (i) the absence of any order or provisions of any applicable Law making the transactions illegal or otherwise preventing the transactions; (ii) Global Star and K Enter receiving approval from their respective stockholders or shareholders to the transactions, (iii) Global Star retaining its listing on Nasdaq and the additional listing application for the closing payment shares issued to shareholders of K Enter being approved by Nasdaq; (iv) each of the additional agreements as described in the Merger Agreement being executed; (v) this registration statement shall have been declared effective and no stop order suspending effectiveness shall be in place (and the SEC shall not have initiated any such proceeding) and (vi) the Reincorporation Merger and the acquisition by K Enter of Play Company and Solaire Partners shall have been consummated.

K Enter’s Conditions to Closing

The obligations of K Enter to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	Purchaser Parties complying with all of their obligations under the Merger Agreement in all material respects;

●	subject to applicable materiality qualifiers, the representations and warranties of Purchaser Parties being true on and as of the closing date of the transactions and Purchaser Parties complying with all required covenants in the Merger Agreement;

●	Purchaser Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act; and

●	there having been no material adverse effect to Purchaser Parties.

Purchaser Parties’ Conditions to Closing

The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

●	K Enter and its subsidiaries complying with all of the obligations under the Merger Agreement in all material respects;

●	subject to applicable materiality qualifiers, the representations and warranties of K Enter and its subsidiaries being true on and as of the closing date of the transactions and K Enter and its subsidiaries complying with all required covenants in the Merger Agreement;

●	there having been no material adverse effect to the business of K Enter, Play Company or Solaire Partners, taken as a whole; and

●	Global Star receiving legal opinions from K Enter’s counsels in the PRC and Cayman Islands.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to Global Star stockholders, by:

●	Written agreement of Global Star and K Enter;

●	either Global Star or K Enter, if the closing has not occurred by June 22, 2024, provided that no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made;

●	Global Star, if K Enter has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement;

●	K Enter, if Global Star has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement; or

●	Either K Enter or Global Star if the Business Combination is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable government order.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as part of Annex A hereto.

In addition to the Merger Agreement, the following agreements will be entered into in connection with the closing of the business combination.

Lock-Up Agreement

At the Closing, PubCo, the Sponsor, certain former stockholders of K Enter, and certain other persons and entities, will enter into lock-up agreements (the “Lock-Up Agreements”) with respect to the Purchaser Ordinary Shares and Purchaser Warrants held by the Sponsor immediately following the Closing, and the Purchaser Ordinary Shares held by the Target Holders immediately following the Closing (the “Lock-Up Shares”), pursuant to which, each Holder agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any Lock-Up Shares during the application lock-up period, on the terms and subject to the conditions set forth in the Lock-Up Agreement. Lock-up period means, (i) with respect to 50% of the Lock-up Shares, the earlier of (A) six months after the Closing and (B) the date on which the closing price of the Purchaser’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, rights issuances, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the date hereof and (ii) with respect to the remaining 50% Lock-up Shares (or Ordinary Shares issuable upon conversion thereof), six months after the Closing.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as part of Annex A hereto.

Registration Rights Agreement

At the Closing, PubCo, the Sponsor, certain former stockholders of Global Star, and certain former stockholders of K Enter, will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which PubCo will be obligated to file a registration statement to register the resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, of certain securities of Purchaser held by the parties to the Registration Rights Agreement. The Registration Rights Agreement will also provide the Sponsor, the Company Holders, the Target Holders with unlimited “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by the Company, the Sponsor and the other parties thereto in connection with the Company’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder, on the date that such holder no longer holds any Registrable Securities (as defined therein).

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a form of which is included as part of Annex A hereto.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Global Star board of directors in favor of adoption of the Reincorporation Merger Proposal, the Acquisition Merger Proposal and the other related Proposals, you should keep in mind that Global Star’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

●	If the proposed Business Combination is not completed by June 22, 2024, Global Star will be required to liquidate. In such event, the 2,300,000 shares of GLST Common Stock and 498,225 GLST Private Units acquired by the Sponsor and the Initial Stockholders prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately $28.1 based on the closing price of GLST Common Stock of $10.60 and of GLST Units of $10.91 on Nasdaq as of November 7, 2023;

●	Certain officers and directors of the Company own shares of common stock of K Enter. Specifically, the following directors own shares of common stock of K Enter as follows: Stephen Drew owns 6,000 shares of K Enter common stock, Yang Kan Chong owns 1,337 shares of K Enter common stock and Jukka Rannila, beneficially through Assai OY, owns 600 shares of K Enter common stock. Nicholas Aaron Khoo the Company’s Chief Operating Officer owns 600 shares of K Enter common stock;

●	The exercise of Global Star’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest; and

●	If the Business Combination with K Enter is completed, K Enter will designate all members of the board of directors.

Anticipated Accounting Treatment

The Business Combination is accounted for as a capital reorganization, with no goodwill or other intangible assets recorded, in accordance with IFRS 2. Under this method of accounting, Global Star is treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the assumption that:

●	New K Enter’s existing stockholders will hold a majority of the voting rights of PubCo post Business Combination under the No Additional Redemption Scenario and Maximum Redemption Scenario;

●	By virtue of such estimated voting interest upon the Closing, New K Enter’s existing stockholders will have the ability to control decisions regarding the election and removal of directors and officers of the Combined Company following the Closing;

●	New K Enter will have control over the Board;

●	New K Enter’s operations will substantially comprise the ongoing operations of PubCo;

●	New K Enter is the larger entity in terms of substantive operations and employee base; and

●	New K Enter’s senior management will comprise the senior management of PubCo.

Another determining factor was that Global Star does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization within the scope of IFRS 2, where New K Enter issues stock for the net assets of Global Star. The net assets of Global Star are stated at historical cost, with no goodwill or intangible assets recorded. Any excess of the fair value of shares issued to Global Star over the fair value of Global Star’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The acquisition of Play Company by K Enter will be accounted for in accordance with the acquisition method of accounting under IFRS 3, with Play Company considered to be the acquirer of K Enter for financial reporting purposes. This determination was primarily based on the assumption that:

●	Play Company’s existing stockholders will hold a large minority voting interest in New K Enter where no other owner has a significant voting interest;

●	Play Company’s CEO has the ability to appoint a majority of directors of New K Enter’s board of directors;

●	Play Company’s operations will substantially comprise the ongoing operations of New K Enter; and

●	Play Company is the larger entity in terms of substantive operations and employee base.

Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction are expensed as incurred.

Regulatory Approvals

The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands of the plans of merger.

Background of the Business Combination

Global Star is a blank check company incorporated on July 24, 2019, as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, (the “Business Combination”). Global Star’s efforts to identify a prospective target business initially were focused on fintech and proptech companies, with a preference for the South East Asia region.

On September 22, 2022, Global Star consummated its initial public offering of 8,000,000 units. Each Unit consisted of one share of Class A common stock of Global Star, par value $0.0001 per share, one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share, and one Right, with each Right entitling the holder to receive one-tenth of one share of Class A Common Stock. The units were sold at a price of $10.00 per unit, generating gross proceeds to Global Star of $80,000,000.

At the time of the initial public offering, the underwriters were granted a 45-day over-allotment option to purchase up to 1,200,000 additional Units to cover overallotments, if any. Subsequently, on September 30, 2022, the underwriters exercised their over-allotment option to purchase 1,200,000 over-allotment units. On October 4, 2022 Global Star closed on the over-allotment units through the sale of 1,200,000 units at a purchase of $10.00 per share for gross proceeds of approximately $12.0 million.

Simultaneously with the consummation of the closing of the initial public offering and the following over-allotment, Global Star consummated the private placement of an aggregate of 498,225 units to the Sponsor, at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $4,982,225.

A total of $94,300,000 comprising proceeds from the initial public offering and proceeds of the private placement, net of the underwriting commissions, discounts, and initial public offering expenses, was deposited in a trust account established for the benefit of Global Star’s public stockholders. The Cotto Wealth Management Group at Morgan Stanley is managing the trust account. Before the successful conclusion of its initial public offering, neither Global Star nor anyone on its behalf contacted any prospective target or had any substantive discussions, formal or otherwise, with respect to a merger transaction with Global Star. Following the initial public offering, the management team and board members initiated contact with and were approached by numerous potential targets and advisors. Global Star established a transparent and systematic process for selecting and vetting potential targets, which involved collecting information on the targets presented, shortlisting, developing criteria for ranking and assessment, and conducting due diligence. A pipeline for the targets was set up to assemble data and information on potential merger targets.

Based on these criteria and multiple conversations with the targets and its own internal discussion, Global Star developed a target candidate shortlist. As part of the assessment process, the management team ranked all the potential targets based on certain criteria such as revenue, earnings, sector, technology, etc and organized a weekly call for the management to discuss the deals with the directors. The assessment also included signing of non-disclosure agreements where needed to access data rooms for detailed information on the targets.

In accordance with this process, Global Star engaged in discussions with multiple targets, ultimately narrowing the list down to five targets from various sectors: (A) fintech, (B) artificial intelligence (“AI”), (C) renewable energy, (D) luxury branded products and (E) K-content (K Enter). Global Star conducted additional due diligence and sent non-exclusive term sheets to the above 5 candidates in February and March 2023.

Global Star decided to apply the following additional conditions to the targets:

●	Requirement for the targets to purchase a minimum of USD $1 million worth of sponsor shares in lieu of a usual break fee for the merger agreement in order for to increase deal certainty and provide additional capital to extend the timeframe for closing the transaction; and

●	No minimum cash closing conditions, with private investment in public equity (“PIPE”) fund raising to be the primary responsibility of the target, with Global Star playing a supporting role.

With these conditions, the 5 targets were then narrowed down to 2 final choices, namely targets (B) and (E) in April 2023 that accepted the additional conditions.

Global Star was actively engaged with the two targets from early April until June 2023. One of these targets, referred to as Target B, is a 5-year-old Emotive AI company with revenue and profitability. However, in order to facilitate the merger process and meet the above conditions relating to the purchase of Sponsor shares and the closing of a PIPE transaction, Target B needed to raise approximately USD $5-10 million in a PIPE. To gain a comprehensive understanding of the business, Global Star’s management team, led by the chief executive officer and chief operating officer, visited Target B in Kuala Lumpur on February 28, 2023, and conducted three subsequent discussions, including a Zoom presentation to the Board on March 3, 2023.

The other target, referred to as Target E / K Enter, was a newly constituted holding company planning to acquire seven K-content related companies. K Enter was willing to accept the two new conditions but indicated that it might require more time for preparation and restructuring exercises. As K Enter was introduced by Ted Kim, a managing member of the Sponsor and a director of K Enter, the Global Star Board decided to engage Everedge Pte Ltd on April 12, 2023 to provide a fairness opinion with respect to the transaction.

On February 8, 2023, K Enter’s CEO Dale Lee visited Singapore to meet with the management of Global Star, kick-starting the good faith negotiation and discussion about the possible merger between the two companies. During this meeting, due diligence matters were discussed, including, inter alia, creation of K Enter’s data room and granting access to the member of Global Star, detailed financial information of K Enter’s would-be subsidiaries as well as legal and business due diligence reports of the relevant subsidiaries to be acquired. Global Star proposed a videoconference to further explore the possibilities of a merger.

On April 5, 2023, the videoconference took place, with CEO/Chairman Anthony Ang, Ted Kim and other members of Global Star and representatives of K Enter, led by Chairman Choi, Mr. Dale Lee, CEO, and other representatives of K Enter. During the videoconference, K Enter’s management team provided further color around K Enter’s product and business development progress, which, at the time, included acquisition of seven entertainment focused operating companies in Korea. They also answered Global Star’s questions related to K Enter’s financials and projected financing needs. There was no discussion of valuation during this meeting, although the parties agreed to expect a term sheet from Global Star to K Enter sometime in early April 2023, with Global Star taking note of K Enter’s 2022 pro forma revenue of approximately USD $150 million with $14 million in EBITDA.

Subsequently, on April 9, 2023, Global Star presented its first term sheet proposing various terms and conditions for the merger, including but not limited to a pre-money equity value of $610 million for K Enter based on the pro forma revenue and EBITDA numbers provided by K Enter, and various other terms and conditions, including:

●	K Enter to use best efforts to secure at least $50 million in PIPE financing at $10.00 per share concurrent with the closing of the business combination agreement;

●	A purchase of 100,000 shares of common stock of Global Star by K Enter or its designee from the Sponsor, for a total purchase price of $1 million;

●	An extendable mutual exclusivity period of 6 weeks;

●	The expansion of the post-merger board of directors to consist of 6 directors and one additional member to be determined by Global Star;

●	A lock-up period of 6 months after the closing of the transaction for shares held by all K Enter’s existing shareholders, and,

●	An equity compensation plan worth of 1% of the combined company’s outstanding shares as of the closing of the transaction for the post-closing management for attracting other talented employees.

On April 11, 2023, K Enter responded to Global Star’s emailed term sheet, accepting all of its terms conditions presented by Global Star’s management team, including subjecting most shares to a lock-up period of 6 months post business combination, no minimum cash requirement for closing, and the purchase of at least $1 million worth of founder shares from the sponsor entity to fund the extension and operating cash of Global Star. Both parties executed the terms sheet on April 11, 2023. The signed term sheet also included a provision for a 1% equity incentive plan and a best-effort basis $50 million PIPE raise, which was mutually agreed upon as K Enter’s responsibility.

On May 3, 2023, the working group, including Global Star, K Enter, K Enter’s legal counsel Loeb & Loeb, LLP, Global Star’s legal counsel Nelson & Mullins, K Enter’s accounting advisor KPMG, and Korea side legal counsel Lee & Co., held an initial virtual kickoff conference call. Following the conference, the working group granted access to K Enter’s virtual data room to facilitate further due diligence.

After reviewing the materials in the virtual data room, which included an investor presentation, business plan, KPMG valuation report, financial and legal due diligence reports, product overviews of would-be subsidiaries, intellectual property rights, extensive Q&As, future expansion plans, a list of competitors and potential partners, barriers to entry, market size, and financial modeling assumptions, Global Star, along with its financial, accounting and legal teams held virtual due diligence calls with K Enter’s management team on a weekly basis starting from May 2023. The due diligence calls covered a range of topics, including the history of K Enter, its growth strategy, how its various entities complement one another, its area of focus, the competitive landscape, organic and add-on growth strategies, and more.

Between May 2-5, 2023, the Global Star management team (CEO and COO) also visited Seoul to meet with K Enter executives and conduct in-depth due diligence. During this visit, Global Star executives Anthony Ang and Nicholas Khoo met with Xeno Investment Asia regarding a possible investment in K Enter. During the visit, both the CEO and COO met with key members of K Enter and the CEOs of its planned subsidiaries. They also conducted on-site inspections and held in-person Q&A sessions during the three-day business trip.

On June 7, 2023, Loeb & Loeb and K Enter shared the first draft of the Merger Agreement which contemplated a two-step structure for the merger. Between June 7 and June 14, 2023, Global Star and Nelson & Mullins shared a response draft of the Merger Agreement with K Enter and Loeb & Loeb, clarifying various aspects of the two-step structure of the business combination transaction. This involved a redomestication merger to change Global Star’s domicile from Delaware to the Cayman Islands, as well as addressing representations and warranties, covenants, closing conditions, and ancillary agreements.

On June 14, 2023, Global Star’s Board met to review the terms of the proposed Business Combination with K Enter and the proposed definitive documentation. The Board also reviewed proposed resolutions to approve the entry into the Merger Agreement. During the meeting, Global Star’s management provided the Board with a comprehensive overview of K Enter’s business and strategy. The results and findings of K Enter’s due diligence process, financial analyses, and comparable transactions backed by K Enter’s valuation report, financial and legal due diligence reports, and the fairness opinion secured at Global Star’s request were also presented. The Global Star Board unanimously determined that proceeding with a business combination transaction with K Enter, based on the reviewed documents, was in the best interests of Global Star. The Board authorized Global Star’s officers to execute the merger agreement, leading to the execution of a definitive merger agreement with K Enter on June 15, 2023. On June 15, 2023, Global Star announced the proposed merger.

After signing the merger agreement, Global Star and K Enter’s management held a teleconference to finalize the terms of the founder shares purchase. Initially, K Enter was to purchase 100,000 shares of common stock of Global Star from Global Star’s Sponsor for a total purchase price of $1 million. However, Global Star’s management realized that the audit process of the seven planned subsidiaries might take longer than expected and requested an increase in the amount of sponsor shares from $1 million to $1.6 million. After careful consideration and discussion, K Enter accepted this increased amount.

On July 12, 2023, the two companies executed a share purchase agreement, whereby K Enter agreed to purchase 160,000 founder shares from the sponsor entity at $10 per share, totaling $1.6 million. The funds obtained from this transaction will be loaned to Global Star from its Sponsor and used for either extension purposes or as operating cash for Global Star.

On July 13, 2023, PubCo and Merger Sub executed a written joinder agreement to become parties to the Merger Agreement.

The parties have continued and expect to continue regular discussions in connection with, and to facilitate, the Business Combination.

The Global Star Board of Directors’ Reasons for the Approval of the Business Combination

The decision-making process regarding the transaction with K Enter was designed to conduct a comprehensive evaluation of the proposal. The Board of Directors of Global Star engaged in extensive consultations with Global Star management and sought advice from its legal counsel as well as due diligence and valuation advisors, considering their expertise and experience. Multiple factors were carefully considered and assessed, with no specific relative weights assigned to any particular factor, thus ensuring a well-rounded decision-making process.

In order to reach a well-informed determination, the Board of Directors of Global Star engaged in detailed discussions concerning the results of management’s due diligence activities. These activities encompassed the following:

●	Regular Communication: To gain a deep understanding of the formation of K Enter, its business model, and the popularity of K-Content and Korea’s media industry, regular weekly calls were conducted between management and the Board as soon as K Enter became a viable target in early April 2023. These discussions provided valuable insights into K Enter’s business potential and projected financial performance.

●	Comprehensive Examination: A diligent examination was undertaken, covering various aspects such as business, accounting, legal, tax, insurance, and operational considerations. This thorough analysis also shed light on the growth potential of the K-content sector and its market comparable, enabling the Board of Global Star to better assess the transaction’s viability.

●	Financial and Valuation Analyses: The Board of Directors reviewed the Fairness Opinion, which determined that the consideration to be paid in the Merger was fair to the shareholders of Global Star from a financial point of view.

The Board carefully evaluated multiple critical factors that supported its decision to proceed with the Merger Agreement and related transactions, including but not limited to:

●	Global Cultural Mainstream Rise: K-Content has experienced a significant increase in its worldwide cultural influence since its introduction to global markets in the early 2000s. The widespread adoption of K-Content across diverse categories is a testament to its emergence and status as a prominent global cultural phenomenon. The burgeoning interest in content and intellectual property (IP) creation and distribution from South Korea is experiencing a remarkable upsurge. According to research firm Media Partners Asia, South Korea is the single largest producer of successful shows in Asia. It is also the largest producer of hit series globally for Netflix outside of the United States. Netflix reported that more than 60% of its customers watched a South Korean show in 2022.

In fact, according to a study by London and L.A.-based consultancy Ampere Analysis, South Korea rivals the United States in New Scripted Shows’ Global Internet Popularity. In 2022, 32 U.S. titles ranked in a top 100 of most globally popular new scripted TV shows released that year. 30 South Korean series made the same Top 100. This is even more surprising given that the United States produced some 360 new scripted shows, while South Korea produced only 140, meaning a much higher proportion of South Korean produced shows were in the top 100 list.

●	Strong Investment interest: The success of K Content has attracted international investments on top of strong local support by the South Korean government and domestic private sector players. Separately, Reuters also reported on April 24, 2023 that Netflix has just announced that it will spend $2.5 billion over the next four years in the country to fund more productions and work with local South Korean organizations to groom talents. According to Media Partners Asia. following Netflix’s lead, some of the world’s largest media businesses and streaming services such as Disney+, Apple TV+ and Amazon.com (Prime) are scrambling for deals that would step up their investment in the country.

●	Value Chain Integration: The competitive landscape in global content markets has evolved, highlighting the importance of integrated capabilities as a crucial success factor. Major global players, such as Netflix, Disney, Paramount, CJ ENM, and Kakao, have actively pursued funding or acquisition of independent studios to enhance their internal value chains.

●	K Enter’s Comprehensive Capabilities: Upon completion of the business combination, K Enter will possess a harmonized ensemble of content, investment firms, content production studios, , and content merchandise production. K Enter is in the process of developing virtual tech capabilities. This integration covers all core aspects of the content value chain, ensuring that K Enter is well placed as a competitive player and marking a significant milestone in the history of the South Korean media and content industry.

●	Top-Tier Creative Talents: K Enter following the closing of its planned acquisition of the Seven Korean Companies will possess an extensive pool of commercially successful and critically acclaimed producers, directors, and writers for films and TV series. The popularity of its content offerings across various categories and distribution outlets underscores its ability to attract and retain top-tier creative talents.

●	IP-Based Business Model: K Enter strategically integrates content investment, production, and merchandising capabilities to create a risk-managed, IP-based business model. This approach provides structured downside protections as a production studio and potential upsides as an IP rights holder, ensuring a balanced and sustainable business model.

●	Robust Financial Performance and Growth Potential: Upon the completion of K Enter’s acquisition of Play Company, K Enter will have a solid revenue base and is profitable. It has both short-term and long-term plans to maximize synergies and growth potential through content coverage and value chain expansion.

●	World-Class Leadership Team: K Enter comprises a management, operational, and administrative team dedicated to supporting its proposed subsidiaries’ core businesses. The experienced management team possesses proven expertise in content investment, business strategy, and corporate finance, ensuring effective leadership and operational excellence.

●	Strong Barriers to Entry: As one of the first K Content companies to be listed on NASDAQ, K Enter has secured an advantage based on a differentiated business model with value chain integration and unique IPs, exceptional talents, and strong growth pipeline.

While evaluating the Business Combination, the Board acknowledged various uncertainties, risks, and potential negative factors, including but not limited to:

●	Future Financial Performance: The risk that future financial performance may not meet expectations due to factors within or beyond Global Star’s control, including industry disruptions, economic cycles and macroeconomic factors. The potential impact of these factors on the transaction’s outcome should be carefully considered.

●	Potential for Growth not Achieved: The risk that the anticipated benefits of the Business Combination, such as K Enter’s future movie production performance, may not be fully realized or may take longer than expected. Close monitoring and effective management of these potential risks are necessary.

●	Liquidation of Global Star: In the event that the Business Combination fails, there may be risks and costs to the business, potentially diverting management focus and resources from other opportunities and leading to the expiration of rights and liquidation of Global Star. However, K Enter’s purchase of USD 1.6 million shares of Global Star helps mitigate this risk.

●	Stockholder Vote: The risk that stockholders may not provide the necessary votes to approve the Business Combination. This risk should be carefully considered in light of potential implications for the transaction.

●	Closing Conditions: Where the subject deal does not require minimum closing cash, a more successful completion of the Business Combination may depend on raising funds from Pre-PIPE and PIPE investors. K Enter has committed to taking primary responsibility for raising funds, and Global Star will play a supporting role.

●	Litigation: There is a possibility of legal challenges to the Business Combination, which could result in an adverse judgment preventing its consummation. Proper legal analysis and contingency planning are crucial in mitigating potential legal risks.

●	Listing Risks: The challenges associated with preparing K Enter, a private entity, for the applicable disclosure and listing requirements as a publicly traded company on the Nasdaq. While the Board considered this risk, it did not find it to be a significant impediment to the consummation of the Business Combination.

●	Other Risks: Various additional risks associated with the Business Combination, the business of GSA, and the business of K Enter are described in detail under “Risk Factors.” A comprehensive review of these risk factors is important to gain a holistic understanding of the potential risks involved.

When reviewing the information provided in this document, it is essential to exercise caution and consider the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Opinion of Global Star’s Financial Advisor

Opinion of EverEdge Pte. Ltd.

Pursuant to the engagement proposal dated April 12, 2023, EverEdge Pte. Ltd. (“EverEdge”) was engaged by Global Star, to act as its financial advisor in connection with the business combination involving Global Star and K Enter Holdings Inc., to evaluate the proposed merger transaction. As part of this engagement, Global Star requested that EverEdge evaluate the facts of the Proposed Transaction and provide an opinion as to whether the purchase consideration of US$610 million (the “Transaction Consideration”) for 100% of the outstanding equity and equity equivalents of K Enter Holdings Inc. (including its acquisition/merger targets, including options, warrants or other securities that have the right to acquire or convert into equity securities of K Enter Holdings Inc.), is fair and reasonable.

The full text of the EverEdge’s written opinion dated June 9, 2023, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the scope of review undertaken in rendering its opinion is incorporated by reference in its entirety into this proxy statement. EverEdge’s opinion was addressed to, and provided for the information and benefit of, the relevant officers in Global Star in connection with their evaluation of the Proposed Transaction. The opinion does not constitute a recommendation to the relevant officers in Global Star or to any other persons in respect of the Proposed Transaction, including as to how any holder of Global Star’s shares should vote or act in respect of the Proposed Transaction. EverEdge’s opinion does not address the relative merits of the Proposed Transaction as compared to other business or financial strategies that might be available to Global Star, nor does it address the underlying business decision of Global Star to engage in the Proposed Transaction.

In connection with rendering its opinion, EverEdge have performed the necessary analyses, giving consideration, to the following information:

●	The financial terms and conditions of the non-binding Letter of Intent (the “Original Agreement”) dated April 11, 2023, between Global Star and K Enter Holdings Inc.;

●	Management financial forecasts for a period of 5 years and provided by the management of K Enter Holdings Inc. (“K Enter Forecasts”);

●	Corporate Presentation Decks of K Enter Holdings Inc. prepared by KPMG Samjong Accounting Corp. (“KPMG”);

●	K Enter Holdings Inc. corporate structure documents including the Articles of Incorporation dated January 4, 2023 and List of Shareholders as of April 28, 2023;

●	Other available public information (i.e., various equity analyst reports, annual reports, and public information about comparable companies), information available from the virtual data room and relevant market data from knowledge databases such as FactSet;

●	Confirmation with Management on key assumptions around discount rate, industry EV/Revenue and EV/EBITDA multiples, and working capital and found them to be reasonable based on industry research;

●	Comparable statistics for companies in segments of the Film entertainment and production industry as well as the Gaming/Webtoons/OTT Platforms industry.

For purposes of its analysis and opinion, EverEdge assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by EverEdge, without any independent verification of such information (and assumed no responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of Global Star that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the K Enter Forecasts, EverEdge assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of K Enter Holdings Inc. as to its future financial performance. EverEdge expressed no view as to the K Enter Forecasts nor the assumptions on which they were based.

For purposes of its analysis and opinion, EverEdge assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Original Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Original Agreement and that all conditions to the consummation of the Proposed Transaction would be satisfied without waiver or modification thereof. EverEdge further assumed, in all respects material to its analysis, that all governmental, regulatory, or other consents, approvals or releases necessary for the consummation of the Proposed Transaction would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the consummation of the Proposed Transaction or reduce the contemplated benefits to K Enter Holdings Inc. or K Enter Holdings Inc.’s equity holders (including holders of options, warrants, and other convertible securities).

EverEdge did not conduct a physical inspection of the properties nor facilities of K Enter Holdings Inc. EverEdge did not evaluate the solvency or fair value of K Enter Holdings Inc. under any state or federal laws relating to bankruptcy, insolvency, or similar matters. EverEdge’s opinion is necessarily based upon information made available to EverEdge as of April 20, 2023 and financial, economic, market, and other conditions as they existed and as could be evaluated as of that date. Subsequent developments may affect EverEdge’s opinion and EverEdge does not have any obligation to update, revise, or reaffirm its opinion.

EverEdge was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the equity holders (including holders of options, warrants, and other convertible securities) of K Enter Holdings Inc.’s shares, from a financial point of view, of the Transaction Consideration. EverEdge did not express any view on, and its opinion does not address, the fairness of the Proposed Transaction to creditors or other constituencies of K Enter Holdings Inc., nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of K Enter Holdings Inc., or any class of such persons, whether relative to the Proposed Transaction or otherwise. EverEdge was not asked to, nor did it express any view on, and its opinion does not address, any other term or aspect of the Original Agreement or the Transaction Consideration, including, without limitation, the structure or form of the Proposed Transaction, or any term or aspect of any other agreements or instruments contemplated by the Original Agreement or entered into or amended in connection with the Original Agreement.

EverEdge’s opinion does not address the relative merits of the Proposed Transaction as compared to other business or financial strategies that might be available to Global Star, nor does it address the underlying business decision of Global Star to engage in the Proposed Transaction. EverEdge has assumed the accuracy and completeness of assessments by Global Star and its advisors with respect to legal, regulatory, accounting, and tax matters. The credit, financial, and stock markets have been experiencing unusual volatility and EverEdge expressed no opinion or view as to any potential effects of such volatility on the parties or the Proposed Transaction.

Set forth below is a summary of the material financial analyses reviewed by EverEdge with the management of Global Star on May 16, 2023 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by EverEdge. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by EverEdge. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before April 20, 2023, and is not necessarily indicative of current nor future market conditions.

Summary of EverEdge’s Financial Analysis of K Enter Holdings Inc.

The valuation of the financial adequacy of the Transaction Consideration is carried out on a stand-alone basis using different valuation methods. The implied equity value of K Enter Holdings Inc. is calculated as at the date of valuation of December 31, 2022.

The discounted cash flow (“DCF”) method is of key importance in the context of our valuation. The valuation considerations are supplemented by the application of market-based methods based on the trading multiples of comparable companies (Guideline Public Traded Companies Method) and prices paid in past transactions (Guideline Transaction Method). The implied equity value resulting from the DCF method, and from the respective market-based valuations is then compared with the Transaction Consideration. Valuations based on trading and transaction multiples are performed to cross-check against the DCF valuation.

The following provides an overview of the valuation methods used:

Income Approach - Discounted Cash Flow Analysis Method

In general, the value of K Enter is derived by discounting the expected future free cash flows with the appropriate weighted average cost of capital (“WACC”) at the defined date of valuation. The application of the DCF method to determine enterprise value is the preferred method used by industry practitioners.

EverEdge performed a DCF analysis to calculate the implied enterprise value (and resulting equity value) of K Enter Holdings Inc., utilizing management estimates of the unlevered, after-tax free cash flows that K Enter Holdings Inc. is expected to generate over the five-year period from FY 2023 to FY 2027 (“Explicit Period”) based on the K Enter Forecasts, approved by the management of K Enter Holdings Inc.

For purposes of its discounted cash flow analyses, unlevered free cash flow is defined as net income after tax, plus depreciation and amortization expenses, plus after-tax interest expenses, less capital expenditures, less working capital investments, and plus/(less) other non-cash expenses/(gains).

The proportion of cash flow that relates to the time after the explicit period into perpetuity is reflected as the terminal value (“TV”). EverEdge calculated the terminal value of K Enter Holdings Inc. using the Gordon Growth Model by applying a stable growth rate of 5.1% to estimate the terminal year unlevered free cash flow reflected in the K Enter Forecasts, for a business in a steady state of growth under the premise of a going concern.

Discounting the unlevered, after-tax free cashflows for the explicit period, as well as the calculated terminal value with a time weighted WACC of 13.8%, in a range between 13.6% to 14.1% from FY2023 to FY2027, gives the present value of free cash flow to firm (“FCFF”). The sum of these present-valued free cash flow to firm results in the enterprise value as at the defined date of valuation. The time weighted WACC is determined based on EverEdge’s determination of the capital structure and company specific risk profile of K Enter Holdings Inc., in conjunction with industry and economic indicators as of the defined date of valuation.

In a final step to derive the equity value from the enterprise value, non-operating assets (mainly cash and cash equivalents) as of December 31, 2022 are added to the enterprise value, and total financial debt and debt equivalents (mainly interest-bearing short-term and long-term financial debt) as of December 31, 2022 are deducted from the enterprise value. This results in the equity value of K Enter Holdings Inc. as of the defined date of valuation.

EverEdge’s determination of equity value using the DCF method is a median value of USD 634.8 million, in a value range between USD 561.5 million and USD 727.9 million based on a change in WACC by ±50 basis points.

Market Approach – Guideline Public Traded Companies (GPTC) Method

The valuation based on forward trading multiples is used to cross-check the DCF valuation. The GPTC Method is a market indicator used to value a business, based on trading multiples derived from publicly traded companies that are similar to the target company. The significance of the forward trading multiples valuation may be limited as both the business model of K Enter Holdings Inc. and the specific situation of the comparable companies may differ. EverEdge reviewed and compared certain financial information of K Enter Holdings Inc. to corresponding trading multiples and financial ratios for the following selected publicly traded comparable companies in selected segments of the Film entertainment and production industry as well as the Gaming/Webtoons/OTT Platforms industry (referred to in this section as the “Comparable Companies”):

Comparable Companies (Film & Entertainment): United States

●	AMC Entertainment Holdings Inc.	●	Netflix, Inc.
●	Fox Corporation	●	Paramount Global
●	Lions Gate Entertainment	●	Liberty Media Corp.
●	Madison Square Garden Entertainment Corp.	●	Walt Disney Company
●	Warner Music Group Corp.	●	Warner Bros. Discovery, Inc.

Comparable Companies (Direct Film & Drama Production): South Korea

●	ContentreeJoongAng Corp.	●	Astory Co., Ltd
●	KX Innovation Co., Ltd	●	Chorokbaem Media Co., Ltd
●	Wysiwyg Studios Co., Ltd	●	Next Entertainment World Co., Ltd
●	SHOWBOX Corp.

Comparable Companies (CGI / VFX): South Korea and United States

●	Dexter Studios Co., Ltd	●	Autodesk, Inc.

Comparable Companies (DVD and Merchandise): South Korea

●	BUCKET STUDIO Co., Ltd

Comparable Companies (Gaming / Webtoons / OTT Platforms): South Korea

●	Kakao Corp.	●	Barunson Entertainment & Arts Corp.
●	Kakao Entertainment Co., Ltd (Private)	●	DoubleDown Interactive Co., Ltd
●	Incross Co., Ltd	●	Com2us Corporation
●	AfreecaTV Co., Ltd

Although none of the Comparable Companies listed above are directly comparable to K Enter Holdings Inc., EverEdge selected these companies based on its professional judgment due to similar operating industries with business characteristics that, for purposes of its analysis, EverEdge considered as close proxies the business characteristics of K Enter Holdings Inc. for the business lines presented in the K Enter Forecasts.

For each of the Comparable Companies identified above, the Enterprise Value-to-EBITDA (EV/EBITDA) multiple as well as an Enterprise-to-Revenue (EV/Revenue) multiple were selected as the comparable valuation metrics to determine the implied enterprise value of K Enter Holdings Inc., as reflected in the most recent public filings made by the Comparable Companies and consensus estimates obtained from publicly available equity research analysts’ projections made available by FactSet as of the date of valuation.

Based on the list of identified Comparable Companies, EverEdge has derived an average EV/EBITDA multiple of 16.5x, in a range between 14.7x and 19.6x, and an average EV/Revenue multiple of 3.2x, in a range between 2.5x and 3.7x. The Target’s implied enterprise value under this method is computed by applying the derived trading multiples to the FY2025 EBITDA and FY2023 Revenue forecasts, and discounted commensurately over the relevant time horizon to the defined date of valuation.

Certain valuation adjustments were also applied to determine the adjusted enterprise value. A discount to trading multiples adjustment of 20.4% is applied to account for both the lack of marketability as well as the unique risk profile of K Enter Holdings Inc. relative to the publicly traded Comparable Companies.

As the trading multiples derived from Comparable Companies have generally factored in a discount for lack of control to reflect the fair value of a minority stake in a publicly traded company, a control premium on 27.4% was also applied to adjust the enterprise value from a minority stake perspective of the GPTC method to an enterprise value on a controlling basis.

Lastly, non-operating assets (mainly cash and cash equivalents) as of December 31, 2022 are added, and total financial debt and debt equivalents (mainly interest-bearing short-term and long-term financial debt) as of December 31, 2022 are deducted to derive the equity value from the enterprise value.

EverEdge’s determination of equity value using the forward trading FY2025 EV/EBITDA multiples under the GPTC method results in a median equity value of USD 682.2 million, in a value range between USD 608.0 million and USD 808.0 million.

EverEdge’s determination of equity value using the forward trading FY2023 EV/Revenue multiples under the GPTC method results in a median equity value of USD 613.5 million, in a value range between USD 480.5 million and USD 713.5 million.

Market Approach – Guideline Transaction Method (GTM)

EverEdge also used the Guideline Transaction Method (GTM) as a third valuation methodology, to calculate the implied enterprise value (and resulting equity value) of K Enter Holdings Inc., by analyzing comparable transactions in the marketplace.

EverEdge relied on identifying relevant transactions that are similar to K Enter Holdings Inc. in terms of industry, size, growth prospects, and other relevant characteristics. The Target’s implied enterprise value (and resulting equity value) under this method was computed by multiplying the FY2025 EBITDA by the transaction EV/EBITDA multiple, then discounted commensurately over the forecast period to the defined date of valuation.

EverEdge’s determination of equity value using the transaction multiples under the GTM method results in a median equity value of USD 604.6 million, in a value range between USD 584.7 million and USD 624.4 million.

Conclusion

Based on the analyses described above and an assessment and evaluation of all the information provided, EverEdge has come to the following conclusion with regard to the financial adequacy of Global Star’s Proposed Transaction of K Enter Holdings Inc.

Based on our analyses and value considerations as well as the results presented, EverEdge considers the Transaction Consideration of US$ 610 million to be fair from a financial point of view. This conclusion is based on the following considerations:

1.	The Transaction Consideration is supported by the DCF valuation.

2.	The Transaction Consideration is within the value range resulting from the application of trading and transaction multiples.

Miscellaneous

The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented by EverEdge. In connection with the evaluation of the Proposed Transaction by Global Star, EverEdge performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, may create an incomplete view of the processes underlying EverEdge’s opinion. In arriving at its fairness determination, EverEdge considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, EverEdge made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, EverEdge may have given certain analyses and factors more or less weight than others and may have deemed certain assumptions more or less probable than others. As a result, the range of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of EverEdge with respect to the actual value of K Enter Holdings Inc. Further, EverEdge’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Global Star or its advisors.

EverEdge prepared these analyses for the purpose of providing an opinion to the relevant officers in Global Star as to the fairness, from a financial point of view, of the Transaction Consideration to the equity holders (including holders of options, warrants, and other convertible securities) of K Enter Holdings Inc.’s shares. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities may be sold at. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, EverEdge’s analyses are inherently subject to substantial uncertainty, and EverEdge assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of EverEdge’s fairness opinion was approved by an opinion committee of EverEdge.

Pursuant to the terms of EverEdge’s engagement letter with Global Star, EverEdge was entitled to receive a fee of SG$29,500 equivalent to approximately USD $21,750. The SPAC has also agreed to reimburse EverEdge for any reasonable and documented out-of-pocket expenses (including any travel or search costs) and to indemnify EverEdge for certain liabilities arising out of its engagement.

The SPAC engaged EverEdge to act as a supplier of the fairness opinion based on EverEdge’s qualifications, experience, and reputation. EverEdge is a global advisory and transaction firm specializing in intangible assets and is regularly engaged in business valuation practices.

Required Vote

Approval of the Acquisition Merger Proposal requires the affirmative vote of the holders of a majority of the GLST Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Acquisition Merger Proposal is conditioned upon the adoption of the Reincorporation Merger Proposal. It is important for you to note that in the event that either of the Reincorporation Merger Proposal or the Acquisition Merger Proposal is not approved, then Global Star will not consummate the Business Combination.

Recommendation of Global Star’s Board of Directors

After careful consideration, Global Star board of directors determined that the Acquisition Merger forming part of the Business Combination with K Enter is in the best interests of Global Star and its stockholders. On the basis of the foregoing, Global Star board of directors has approved and declared advisable the Business Combination with K Enter and recommends that you vote or give instructions to vote “FOR” the Acquisition Merger Proposal. Global Star’s directors have interests that may be different from, or in addition to your interests as a stockholder. See the section titled “The Acquisition Merger Proposal — Interests of Certain Persons in the Acquisition” in this proxy statement/prospectus for further information.

PROPOSAL NO. 3

THE GOVERNANCE PROPOSALS

Overview

We are asking our stockholders to vote upon, on a non-binding advisory basis, a proposal to approve certain differences between Global Star and PubCo including the governance provisions set forth in the PubCo’s Amended and Restated Memorandum and Articles of Association, as compared to the Existing Charter. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis. The vote on each of these proposals are not binding on Global Star or our Board.

In the judgment of the Board, these provisions are necessary to adequately address the needs of the PubCo. Furthermore, the Business Combination is not conditioned upon the separate approval of the Governance Proposals.

Governance Proposals

The following is a summary of the material differences between the Existing Charter and PubCo’s Amended and Restated Memorandum and Articles of Association applicable to the Governance Proposals. This summary is qualified by reference to the complete text of PubCo’s Amended and Restated Memorandum and Articles of Association, a copy of which is attached to this proxy statement/prospectus as Annex B. We urge all stockholders to read PubCo’s Amended and Restated Memorandum and Articles of Association in their entirety for a more complete description of its terms. Additionally, as the Existing Charter is governed by the Delaware General Corporation Law and PubCo’s Amended and Restated Memorandum and Articles of Association will be governed by the Companies Act (As Revised) of the Cayman Islands) (the “Companies Act”), we encourage stockholders to carefully consult the information set out under the “Description of PubCo’s Share Capital — Comparison of Rights of PubCo Shareholders and GLOBAL STAR stockholders” section of this proxy statement/prospectus.

	Global Star Existing Charter	PubCo Amended and Restated Memorandum and Articles of Association
Governance Proposal A — Merger and Name Change	Existing Charter provides that Global Star is a Delaware corporation named Global Star Acquisition, Inc.	Through the Reincorporation Merger, Global Star will merge with and into PubCo, which shall be the surviving corporation as will be named K Wave Media, Ltd.

Governance Proposal B — Authorized Shares of Common Stock	Existing Charter authorizes the issuance of up to 100,000,000 shares of Class A common stock, par value $0.0001 per share, 10,000,000 shares of Class B common stock, par value $0.0001 per share and 1,000,000 shares of preferred stock, par value $0.0001 per share.	The Amended and Restated Memorandum and Articles of Association (“Amended Articles”) authorize 990,000,000 ordinary shares of a par value of US$0.0001 each, each is entitled to one vote and 10,000,000 preference shares of a par value of US$0.0001 each.

Governance Proposal C — Exclusive Forum	Global Star’s Existing Charter adopts Delaware as the exclusive forum for certain stockholder litigation.	Amended Articles adopts the Cayman Islands as the exclusive forum for certain shareholder litigation.

Governance Proposal D — Corporate Takeovers	Global Star’s Existing Charter provides that Global Star is subject to Section 203 of the DGCL relating to business combinations with interested shareholders and includes additional restrictions on business combinations with interested shareholders.	Amended Articles eliminate these provisions.

Reasons

Governance Proposal A — Change of Name

The change in name from Global Star to K Wave Media, Ltd. will better reflect the nature of PubCo’s business after the Business Combination.

Governance Proposal B — Authorized Shares of Common Stock

The greater number of authorized shares of share capital is desirable for PubCo to have sufficient shares to issue the Merger Consideration in the Business Combination and have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for share dividends and share subdivisions and to issue upon exercise of potential equity grants made in the future.

Governance Proposal C — Exclusive Forum

Following the Closing of the Business Combination, PubCo will be the ultimate parent company and PubCo is a Cayman Islands exempted company. Accordingly, Global Star’s Board has determined it is in the best interest of the stockholders to remove the Delaware exclusive forum provision in the Existing Charter and adopt a Cayman Islands exclusive forum for certain shareholder litigation through the adoption of the Amended Articles.

Governance Proposal D — Corporate Takeovers

Global Star’s Board has determined that following the Closing of the Business Combination, PubCo will not require the anti-takeover provisions or the restrictions on business combinations with interested shareholders. that were contained in the Existing Charter. Accordingly, in adopting the Amended Articles the Global Star Board did not include such anti-takeover provisions or restrictions on business combinations with interested shareholders.

Vote Required for Approval

Each of the Governance Proposals, each of which is a non-binding vote, assuming that a quorum is present at the Special Meeting, will be approved only if holders of at least a majority of the issued and outstanding shares of Global Star common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” each of the Governance Proposals. Accordingly, attending the Meeting either in person or by proxy and abstaining from voting will have the same effect as voting “AGAINST” each of the Governance Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Governance Proposals.

As discussed above, the Governance Proposals are advisory votes and therefore are not binding on Global Star or our Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, the Amended Articles will be the charter of the PubCo upon consummation of the Business Combination.

The Initial Stockholders have agreed to vote any shares of Global Star common stock owned by them in favor of the Governance Proposals.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF EACH OF THE GOVERNANCE PROPOSALS UNDER PROPOSAL NO. 3.

PROPOSAL NO. 4
THE DIRECTOR PROPOSAL

Election of Directors

Pursuant to the Merger Agreement, Global Star has agreed to take all necessary action, including causing the directors of Global Star to resign, so that effective at the Closing, K Wave’s board of directors will consist of seven individuals, at least five (5) of whom shall qualify as independent directors under the Nasdaq rules.

It is proposed that K Wave’s board of directors consist of the directors shown in the table below, to serve in the class indicated:

Name	Age	Position
Pyeung Ho Choi	66	Co-Founder and Chairman of K Enter
Young Jae Lee	49	Co-Founder and CEO of K Enter
Tan Chin Hwee	52	Director
Ted Kim	53	Founder of Global Star, Managing Member of Sponsor and Director of K Enter
Han Jae (Patrick) Kim	35	Director of K Enter and Managing Partner of Sui Generis Partners
Hyun Seok Cho	46	CEO of Play Co., Ltd.
Tae Woo Kim	41	CFO of Play Co., Ltd.

Information regarding each nominee is set forth in the section titled “Management After the Business Combination.”

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, to elect Pyeung Ho Choi, Young Jae Lee, Tan Chin Hwee, Ted Kim, Han Jae (Patrick) Kim, Hyun Seok Cho and Tae Woo Kim to serve on K Wave’s board of directors until the 2024 annual meetings of stockholders, as applicable, and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal.”

Vote Required for Approval

The election of each director nominee must be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Global Star Ordinary Shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on the Director Proposal.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Global Star Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the K Wave Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment. Any shares not voted “FOR” a particular nominee (whether due to a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

The Director Proposal is conditioned upon the approval (or waiver) of the Reincorporation Merger Proposal and the Business Combination Proposal.

Following consummation of the Business Combination, the election of K Wave Board will be governed by the Proposed Articles of Association and Proposed Bylaws and the laws of the Cayman Islands.

Recommendation of the Global Star Board

THE GLOBAL STAR BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES IN THE DIRECTOR PROPOSAL.

PROPOSAL NO. 5
THE INCENTIVE PLAN PROPOSAL

We are asking our shareholders to approve and adopt the K Wave Media, Ltd. 2023 Equity Incentive Plan and the material terms thereunder.

The 2023 Plan is described in more detail below. A copy of the 2023 Plan is included in this proxy statement/prospectus as Annex D.

Overview

The following is a summary description of the 2023 Plan as proposed to be approved by Global Star in connection with the Business Combination. The summary is not a complete statement of the 2023 Plan and is qualified in its entirety by reference to the complete text of the 2023 Plan, a copy of which is attached hereto as Annex D. Global Star’s stockholders should refer to the 2023 Plan for more complete and detailed information about the terms and conditions of the 2023 Plan. In the event of a conflict between the information in this description and the terms of the 2023 Plan, the 2023 Plan shall control. Unless the context otherwise requires, references in this summary description to “we”, “us” and “our” generally refer to Global Star in the present tense or K Wave from and after the Business Combination.

Background of the 2023 Plan

On June 15, 2023, the Global Star Board approved, subject to the approval by our stockholders, the 2023 Plan. The 2023 Plan will become effective on the Closing Date and, if shareholder approval is obtained, K Wave will be authorized to grant awards to eligible service providers as described below. If the 2023 Plan is not approved by our shareholders, the 2023 Plan will not become effective and K Wave will not be able to grant equity awards under the 2023 Plan. We believe our ability to recruit and retain top talent will be adversely affected if the 2023 Plan is not approved.

Summary of the 2023 Plan

Purpose of the 2023 Plan

The purpose of the 2023 Plan is to secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for our success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the K Wave Ordinary Shares through the granting of awards under the 2023 Plan. We believe that the awards to be issued under the 2023 Plan will motivate award recipients to offer their maximum effort to K Wave and help focus them on the creation of long-term value consistent with the interests of K Wave stockholders. We believe that grants of incentive awards are necessary to enable K Wave to attract and retain top talent.

Awards

The 2023 Plan provides for the grant of incentive stock options (“ISOs”) within the meaning of Section 422 of the Code, to K Wave employees and our parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants. Upon the closing of the Merger, we expect there to be approximately [●] employees of K Wave, including [●] executive officers, [●] non-employee directors and [●] consultants eligible to be granted awards under the 2023 Plan.

Authorized Shares

Initially, the maximum number of shares of the K Wave Ordinary Shares that may be issued under the 2023 Plan after it becomes effective will be ten percent (10%) of the outstanding shares of K Wave Ordinary Shares, which amount shall automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to five percent (5%) of the total number of shares of Stock outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of stock.

Shares of K Wave Ordinary Shares subject to awards that will be granted under the 2023 Plan that expire or terminate without being exercised in full will not reduce the number of shares of K Wave Ordinary Shares available for issuance under the 2023 Plan. The settlement of any portion of an award in cash will not reduce the number of K Wave Ordinary Shares available for issuance under the 2023 Plan. Shares of K Wave Ordinary Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of shares of K Wave Ordinary Shares that will be available for issuance under the 2023 Plan. With respect to a stock appreciation right, only shares of K Wave Ordinary Shares that are issued upon settlement of the stock appreciation right will count towards reducing the number of shares of K Wave Ordinary Shares available for issuance under the 2023 Plan. If any shares of K Wave Ordinary Shares issued pursuant to an award are forfeited back to or repurchased or reacquired by us due to forfeiture, cancellation or expiration, the shares of K Wave Ordinary Shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2023 Plan.

Plan Administration

Our board of directors, or a duly authorized committee of our board of directors, will administer the 2023 Plan. Our board of directors, or a duly authorized committee of our board of directors, may, in accordance with the terms of the 2023 Plan, delegate to one or more of our officers the authority to (i) designate employees (other than officers) to be recipients of specified awards, and to the extent permitted by applicable law, the terms of such awards; and (ii) determine the number of shares of K Wave Ordinary Shares to be subject to such awards granted to such employees. Under the 2023 Plan, our board of directors, or a duly authorized committee of our board of directors, will have the authority to determine: award recipients; how and when each award will be granted; the types of awards to be granted; the provisions of each award, including the period of exercisability and the vesting conditions applicable to an award; the number of shares of K Wave Ordinary Shares or cash equivalent subject to each award; and the fair market value applicable to an award.

Under the 2023 Plan, (i) our board of directors will not, without stockholder approval, (a) reduce the exercise or strike price of an option or stock appreciation right (other than in connection with a capitalization adjustment), and (b) at any time when the exercise or strike price of an option or stock appreciation right is above the fair market value of a share of K Wave Ordinary Shares, cancel and re-grant or exchange such option or stock appreciation right for a new award with a lower (or no) purchase price or for cash, and (ii) a participant’s rights under any award will not be materially adversely impaired by any amendment without the participant’s written consent.

We will also designate a plan administrator to administer the day-to-day operations of the 2023 Plan.

Stock Options

Options will be granted under stock option agreements adopted by our board of directors. Each option will be designated in writing as an ISO or an NSO. Our board of directors will determine the exercise price for stock options, within the terms and conditions of the 2023 Plan, except the exercise price of a stock option generally will not be less than 100% (or 110% in the case of ISOs granted to a person who owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, or a ten percent stockholder) of the fair market value of K Wave Ordinary Shares on the date of grant. Options granted under the 2023 Plan will vest at the rate specified in the stock option agreement as will be determined by our board of directors. The terms and conditions of separate options need not be identical.

No option will be exercisable after the expiration of ten years (or five years in the case of ISOs granted to a ten percent stockholder) or a shorter period specified in the applicable award agreement. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. An optionholder may not exercise an option at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the optionholder’s stock option agreement or other written agreement between an optionholder and us, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the optionholder’s option would be prohibited solely because the issuance of shares of Ordinary Shares upon such exercise would violate applicable law, or (ii) the immediate sale of any shares of K Wave Ordinary Shares issued upon such exercise would violate our trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of K Wave Ordinary Shares issued upon the exercise of a stock option will be determined by our board of directors and may include (i) cash or check, bank draft or money order payable to us; (ii) a broker-assisted cashless exercise; (iii) subject to certain conditions, the tender of shares of our Ordinary Shares previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration acceptable to our board of directors.

Unless our board of directors provides otherwise, options or stock appreciation rights generally will not be transferable except by will or the laws of descent and distribution. Subject to approval of our board of directors or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Limitations on ISOs

The aggregate fair market value, determined at the time of grant, of K Wave Ordinary Shares with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans or plans of our affiliates may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards

Subject to the terms of the 2023 Plan, each restricted stock unit award will have such terms and conditions as determined by our board of directors. A restricted stock unit award represents a participant’s right to be issued on a future date the number of shares of K Wave Ordinary Shares that is equal to the number of restricted stock units subject to the award. A participant will not have voting or any other rights as a stockholder of ours with respect to any restricted stock unit award (unless and until shares are actually issued in settlement of a vested restricted stock unit award). A restricted stock unit award will be granted in consideration for a participant’s services to us or an affiliate, such that the participant will not be required to make any payment to us (other than such services) with respect to the grant or vesting of the restricted stock unit award, or the issuance of any shares of K Wave Ordinary Shares pursuant to the restricted stock unit award. Our board of directors may determine that restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock (or any combination of K Wave Ordinary Shares and cash), or in any other form of consideration determined by our board of directors and set forth in the restricted stock unit award agreement. At the time of grant, our board of directors may impose such restrictions or conditions on the award of restricted stock units that delay delivery to a date following the vesting of the award. Additionally, dividend equivalents may be paid or credited in respect of shares of K Wave Ordinary Shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards

Restricted stock awards will be granted under restricted stock award agreements adopted by our board of directors. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us or any of our affiliates, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. Our board of directors will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Dividends may be paid or credited with respect to shares subject to a restricted stock award, as determined by our board of directors and specified in the applicable restricted stock award agreement. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of K Wave Ordinary Shares held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights

Stock appreciation rights will be granted under stock appreciation right agreements adopted by our board of directors and denominated in shares of K Wave Ordinary Shares equivalents. The terms of separation stock appreciation rights need not be identical. Our board of directors will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of K Wave Ordinary Shares on the date of grant. A stock appreciation right granted under the 2023 Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by our board of directors. Stock appreciation rights may be settled in cash or shares of K Wave Ordinary Shares (or any combination of K Wave Ordinary Shares and cash) or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

Our board of directors will determine the term of stock appreciation rights granted under the 2023 Plan, up to a maximum of ten years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. If a participant’s service relationship with us or any of our affiliates ceases due to death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation rights for a period of 18 months following the date of death. If a participant’s service relationship with us or any of our affiliates ceases due to disability, the participant may generally exercise any vested stock appreciation rights for a period of 12 months following the cessation of service. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. A holder of a stock appreciation right may not exercise a stock appreciation right at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the stock appreciation right agreement or other written agreement between the participant and us, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the participant’s stock appreciation right would be prohibited solely because the issuance of shares upon such exercise would violate applicable law, or (ii) the immediate sale of any shares issued upon such exercise would violate our trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may a stock appreciation right be exercised beyond the expiration of its term.

Other Stock Awards

Our board of directors will be permitted to grant other awards, based in whole or in part by reference to, or otherwise based on, K Wave Ordinary Shares, either alone or in addition to other awards. Our board of directors will have the sole and complete discretion to determine the persons to whom and the time or times at which other stock awards will be granted, the number of shares under the other stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit

The aggregate value of all compensation granted or paid following the effective date of the 2023 Plan to any individual for service as a non-employee director with respect to any fiscal year, including awards granted under the 2023 Plan (valued based on the grant date fair value for financial reporting purposes) and cash fees paid by us to such non-employee director, will not exceed $500,000 in total value.

Changes to Capital Structure

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, our board of directors will appropriately and proportionately adjust (i) the class(es) and maximum number of shares subject to the 2023 Plan and the maximum number of shares by which the share reserve may annually increase pursuant to the 2023 Plan; (ii) the class(es) and maximum number of shares that may be issued on the exercise of ISOs; and (iii) the class(es) and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards granted under the 2023 Plan.

Corporate Transactions

In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by our board of directors at the time of grant, any awards outstanding under the 2023 Plan may be assumed, continued or substituted for, in whole or in part, by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to K Wave Ordinary Shares issued pursuant to awards may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such awards, then (i) with respect to any such awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such awards will be accelerated in full (or, in the case of awards with performance-based vesting with multiple vesting levels depending on the level of performance, unless provided otherwise in the applicable award agreement, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction) as our board of directors determines (or, if our board of directors does not determine such a date, to the date that is five days prior to the effective time of the corporate transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the occurrence of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event an award will terminate if not exercised prior to the effective time of a corporate transaction, our board of directors may provide, in its sole discretion, that the holder of such award may not exercise such award but instead will receive a payment, in such form as may be determined by our board of directors, equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the award, over (ii) any per share exercise price payable by such holder, if applicable. As a condition to the receipt of an award, a participant will be deemed to have agreed that the award will be subject to the terms of any agreement under the 2023 Plan governing a corporate transaction involving us.

Under the 2023 Plan, a “corporate transaction” generally will be the consummation, in a single transaction or in a series of related transactions, of (i) a sale or other disposition of all or substantially all, as determined by our board of directors, of the consolidated assets of us and our subsidiaries; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of K Wave Ordinary Shares outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Transferability

Except as expressly provided in the 2023 Plan or the form of award agreement, awards granted under the 2023 Plan may not be transferred or assigned by a participant. After the vested shares subject to an award have been issued, or in the case of a restricted stock award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of our trading policy and applicable law.

Clawback/Recovery

All awards granted under the 2023 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Act or other applicable law and any clawback policy that we otherwise adopt, to the extent applicable and permissible under applicable law. In addition, our board of directors may impose such other clawback, recovery or recoupment provisions in an award agreement as our board of directors determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of K Wave Ordinary Shares or other cash or property upon the occurrence of cause.

Amendment or Termination

Our board of directors may accelerate the time at which an award granted under the 2023 Plan may first be exercised or the time during which an award grant under the 2023 Plan or any part thereof will vest, notwithstanding the provisions in the award agreement stating the time at which it may first be exercised or the time during which it will vest. Our board of directors will have the authority to amend, suspend, or terminate the 2023 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the 2023 Plan. No awards may be granted under the 2023 Plan while it is suspended or after it is terminated.

Certain U.S. Federal Income Tax Aspects of Awards under the 2023 Plan

The following is a general summary under current law of the material federal income tax consequences to participants in the 2023 Plan under U.S. law. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes and taxes imposed by jurisdictions outside the United States, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances and this summarized tax information is not tax advice.

Section 162(m) of the Code

We will be entitled to a tax deduction in connection with an award under the 2023 Plan only in an amount equal to the ordinary income realized by the participant at the time the participant recognizes the income. Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. While our board of directors considers the deductibility of compensation as one factor in determining executive compensation, our board of directors retains the discretion to pay compensation (including through the issuance of awards) that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key employees.

Stock Options

A participant will not recognize taxable income at the time an option is granted, and we will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of an NSO equal to the excess of the fair market value of the shares purchased over their purchase price, and we will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an ISO. If the shares acquired by exercise of an ISO are held for at least two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and we will not be entitled to any deduction. If, however, such shares are disposed of within either of the above-described periods, then in the year of that disposition, the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (i) the amount realized upon that disposition, and (ii) the excess of the fair market value of those shares on the date of exercise over the exercise price, and we will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Stock Appreciation Rights

A participant will not recognize taxable income at the time a stock appreciation right is granted, and we will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid upon settlement. This amount is deductible by us as a compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

Restricted Stock

A participant will not recognize taxable income at the time restricted stock is granted, and we will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such an election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares of K Wave Ordinary Shares at such time over the amount, if any, paid for those shares of K Wave Ordinary Shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares of K Wave Ordinary Shares at such time over the amount, if any, paid for those shares of K Wave Ordinary Shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions is deductible by us as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

Restricted Stock Units

A participant will not recognize taxable income at the time that restricted stock units are granted, and we will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares of K Wave Ordinary Shares or other consideration delivered and the amount of any cash paid by us. The amount of ordinary income recognized is deductible by us as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

Other Stock Awards

The tax consequences associated with any other stock award will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award, and the participant’s holding period and tax basis for the award or underlying shares of K Wave Ordinary Shares.

The tax consequences for equity awards outside of the United States may differ significantly from the U.S. federal income tax consequences described above.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the 2023 Plan will be subject to the discretion of the compensation committee of K Wave. Therefore, Global Star cannot currently determine the benefits or number of shares of K Wave Ordinary Shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION THAT the K Wave Media, Ltd. 2023 Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex D, to be effective upon the consummation of the Business Combination, be and is hereby approved and adopted.”

Vote Required for Approval

The Equity Incentive Plan Proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Global Star Common Stock who, being present in person (including virtually) or represented by proxy and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast and will have no effect on the outcome of the vote on the Incentive Plan Proposal.

The Incentive Plan Proposal is conditioned on the approval of each of the other Proposals.

Recommendation of the Global Star Board

THE GLOBAL STAR BOARD UNANIMOUSLY RECOMMENDS THAT GLOBAL STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 6
THE ADJOURNMENT PROPOSAL

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of the Reincorporation Merger, the Acquisition Merger Agreement, and the Incentive Plan Proposal, the Global Star board of directors may adjourn the Special Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies. In no event will Global Star seek adjournment which would result in soliciting of proxies, having a stockholder vote, or otherwise consummating a business combination after June 22, 2024 (if Global Star extends the time to complete a business combination to the fullest extent permitted).

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the GLST Common Stock as of the record date represented in person or by proxy at the Special Meeting and entitled to thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of Global Star’s Board of Directors

The Global Star board of directors recommends a vote “FOR” adoption of the Adjournment Proposal.

Risks Related to the Redemption

Public stockholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Merger, the Global Star Board will not have the ability to adjourn the stockholder meeting to a later date in order to solicit further votes, and, therefore, the Merger will not be approved, and, therefore, the Merger may not be consummated.

Risks if the Merger is not Consummated

We cannot assure you that we will be able to complete the Merger or any other Merger prior to November 22, 2023 (or up to June 22, 2024, in the event Global Star extends the time period to the fullest extent), the date by which we are required to complete a Merger.

If Global Star is not able to complete the Merger with K Enter nor able to complete another Merger by November 22, 2023 (or up to June 22, 2024, in the event Global Star extends the time period to the fullest extent), Global Sar would cease all operations except for the purpose of winding up and Global Star would redeem its public shares and liquidate the Trust Account, in which case Global Star’s public stockholders may only receive approximately $[●] per share and Global Star’s warrants will expire worthless.

SELECTED HISTORICAL FINANCIAL INFORMATION OF Global Star

Global Star is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Merger. The following tables present Global Star’s selected historical financial information for the periods and as of the dates indicated. The information was derived from Global Star’s financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read In conjunction with, and is qualified by reference to, “Global Star’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus and. Global Star’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Selected Statement of Operations Data:
Total expenses	$760,879	$547,868	$1,699
Other income – income earned on Investments held in Trust Account	$2,155,537	$844,178	$-
Provision for income taxes	$(431,705)	$(135,321)	$-
Net income attributable to common stockholders	$963,152	$168,814	$(1,699)
Per Share Data:
Weighted average number of shares of redeemable Class A common stock outstanding	9,813,225	2,481,096	-
Basic and diluted net income (loss) per share of redeemable Class A common stock	$0.08	$0.04	$-
Weighted average number of shares of non-redeemable Class A and Class B common stock outstanding	2,300,000	2,238,462	2,000,000
Basic and diluted net income (loss) per share of Class B common stock	$0.08	$0.04	$(0.00)

	June 30, 2023	December 31, 2022	December 31, 2021
Selected Balance Sheet Data:
Total assets	$97,599,799	$96,293,292	$81,071
Total liabilities	$4,166,984	$3,823,629	$58,980
Class A common stock that may be redeemed in connection with the Business Combination (approximately $10.48 and $10.30 per share, respectively)	$96,421,593	$94,797,761)	$-
Total stockholders’ (deficit) equity	$(2,988,778)	$(2,328,098)	$22,091

	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Selected Cash Flow Data:
Net cash (used in) provided by operating activities	$(694,918)	$(461,825)	$16,000
Net cash provided by (used in) investing activities	$186,738	$(94,300,000)	$-
Net cash (used in) provided by financing activities	$(67,414)	$95,639,385	$(16,000)

SELECTED HISTORICAL FINANCIAL INFORMATION OF K ENTER

K Enter is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Merger. The following tables present K Enter’s selected historical financial information for the periods and as of the dates indicated. The information was derived from K Enter’s financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with, and is qualified by reference to, “K Enter’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus. K Enter’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

For the period from January 4, 2023 (inception) to June 30, 2023
Selected Statement of Operations Data:
Total expenses	$3,132,209
Net loss attributable to common stockholders	$(2,746,838)
Net loss attributable to Series A convertible preferred stockholders	$(387,848)
Per Share Data:
Weighted average number of shares of common stock outstanding	58,203
Basic and diluted net loss per share of common stock	$(47.19)
Weighted average number of shares of Series A convertible preferred stock	2,558
Basic and diluted net loss per share of Series A convertible preferred stock	$(151.64)

June 30, 2023
Selected Balance Sheet Data:
Total assets	$3,174,497
Total liabilities	$575,658
Total stockholders’ equity	$2,598,839

For the period from January 4, 2023 (inception) to June 30, 2023
Selected Cash Flow Data:
Net cash used in operating activities	$(2,360,873)
Net cash used in investing activities	$(34,248)
Net cash provided by financing activities	$3,965,287

MARKET PRICE AND DIVIDEND INFORMATION

Global Star’s units, public shares, public warrants, and public rights are each traded on the Nasdaq Stock Market under the symbols “GLSTU,” “GLST”, “GLSTW,” and “GLSTR” respectively. Our units commenced public trading on September 22, 2022, and our public shares, public warrants and public rights commenced separate public trading on November 10, 2022. Our Class B common stock is not listed on any exchange.

The most recent closing price of the units, public shares, public warrants and public rights as of June 14, 2023, the last trading day before announcement of the execution of the Merger Agreement, was $10.75, $10.44, $0.02, and $0.09, respectively. As of [●], 2023, the record date for the stockholder meeting, the closing price for each unit, ordinary share, redeemable warrant and right was $[●], $[●], $[●] and $[●], respectively.

Holders of the units, public shares, public warrants, and public rights should obtain current market quotations for their securities. The market price of Global Star’s securities could vary at any time before the Merger.

Holders

As of [●], there were [●] holders of record of shares of our common stock, [●] holders of record of our public warrants and unknown holders of record of our public rights. A substantially greater number of holders of common stock are “street name” or beneficial holders whose shares of record are held by banks, brokers, and other financial institutions. As a result, we are unable to estimate the total number of stockholders represented by the record holders of our common stock public warrants or public rights.

See “Beneficial Ownership of Securities.”

Dividend Policy

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of our Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Price Range of K Enter’s Securities

Historical market price information regarding K Enter is not provided because there is no public market for K Enter’s securities. For information regarding K Enter’s liquidity and capital resources, see “K Enter’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

BUSINESS OF K ENTER

OVERVIEW

K Enter’s vision is to become a leading tech and IP-based diversified entertainment company. As we work on fulfilling our vision our first step will be acquiring a controlling equity interest in the following Korean entertainment companies: Apeitda Co., Ltd., Bidangil Pictures Co., Ltd., The LAMP Co., Ltd., Studio Anseilen Co., Ltd., First Virtual Lab Inc., Play Company Co., Ltd. and Solaire Partners LLC (collectively the “Seven Korean Companies”) which combine three initial capabilities, we believe, are necessary to carry out our business plan. They include content production, content merchandising, and content investment. We are in the process of developing virtual production capabilities through First Virtual Lab Inc., an emerging company planning to establish virtual production capabilities. First Virtual Lab Inc. currently has no revenues. The combined four capabilities noted below will serve as an initial foundation for our growth.

1.	Content production (4 companies). The equity interest to be acquired is 51% in each of the following production studios.
①	Apeitda Co., Ltd.
②	Bidangil Pictures Co., Ltd.
③	The LAMP Co., Ltd.
④	Studio Anseilen Co., Ltd.

2.	Content virtualization (1 company). The equity interest to be acquired is 51%.
⑤	First Virtual Lab Inc.

3.	Content merchandising (1 company). The equity interest to be acquired is 100%.
⑥	Play Company Co., Ltd.

4.	Content investment (1 company). The equity interest to be acquired is 95%.
⑦	Solaire Partners LLC.

Below we describe the four initial capabilities and the businesses of the Seven Korean Companies that K Enter plans to acquire prior to the closing of the business combination with Global Star Acquisition, Inc. (the “Business Combination”).

The four initial capabilities defined

K Enter’s content production will initially be in film and drama production, through its acquisition of the following production studios Apeitda Co., Ltd., Bidangil Pictures Co., Ltd., The LAMP Co., Ltd., Studio Anseilen Co., Ltd., which are four of the Seven Korean Companies K Enter plans to acquire prior to the Business Combination.

Content production entails overseeing the entire process of bringing a film or drama to life including taking an initial idea, developing a script, securing actors and a director, financing the project, producing the content, marketing the content so that the work can be brought to the viewer.

Content virtualization is the process of adding realistic, captivating virtual representations of scenery, people and objects and seamlessly integrate them into content production to immerse viewers in lifelike representations. K Enter is planning to develop content virtualization through First Virtual Lab Inc., which is one of the Seven Korean Companies, K Enter plans to acquire prior to the Business Combination. First Virtual Lab is an emerging company planning to establish virtual production capabilities. It currently has no revenues. An example of content virtualization would be the use of a LED wall background of a sunny beach during filming so that to an audience it looks no different from the real thing. This approach offers benefits to creators including greater creative freedom, enhancing audience immersion and engagement, efficiency, and savings in time and potential cost reduction. Machine learning and AI technology have also been used to de-age an artist’s appearance, voice, and movement to create digital humans and, for example, create a lifelike concert performance of legendary artists in their prime. Application of this technology can also be done beyond film and drama in other areas including digital fashion, concerts, and other applications.

Content merchandising means the enhancement of the fan experience through the IP merchandise we create and sell, which also helps artists maintain a strong bond with their fanbase. K Enter will engage in content merchandising through the Play Company Co., Ltd. (“Play Company’), an IP content merchandising company, which is one of the Seven Korean Companies, K Enter plans to acquire prior to the Business Combination. The Korean music industry generated $8.4 billion in sales in 2022 according to the Korea Creative Content Agency. (See: Korea Creative Content Agency (KOCCA), “2022 Yearly Analysis of Content Industry Trends”, p.6 (2022 kocca.kr)). In 2022 over 74 million physical K Pop CDs were sold according to the Korean Culture and Information Service (See : KOCIS, Dec. 26, 2022 News Release, (kocis.go.kr)), almost 30% higher than the previous year. As a comparison 33.4 million CDs were sold in the U.S. in 2022 according to the Recording Industry Association of America (RIAA, Year-end 2022 RIAA Revenue Statistics, (RIAA.com)). Korea also exported $233 million in physical album sales in 2022 (See : KOCCA, “Korea Creative Content Agency, S. Korea’s exports of K-Pop albums hit record high of US$233 million in 2022”, Jan. 17, 2023, (kocca.kr)). While buying CDs may seem outdated when music streaming is the most popular way to listen to music, many fans in Korea purchase CDs to show their support and increase an artist’s popularity ranking. CDs and the accompanying package in Korea are also bought many times for the inherent value it has to the fan as a collector’s item. The CDs can contain valuable photo cards (some which are traded on the market), merchandise, and to fans valuable raffle tickets which allows ticket holders to attend fan meetings, conduct video calls with their artist, etc. During COVID-19, the opportunity to conduct a video call gained great value to fans rather than in person meetings, and this new form of engaging with fans has become very well accepted. It is not uncommon for some fans to buy more than one CD.

This behavior of buying CDs spills over to the purchase of the specialized video merchandise created by Play Company Co., Ltd., one of the Seven Korean Companies. Fans of K-Pop artists such as BTS have purchased specialized video merchandise created by Play Company to show support for their artist. These fans have been known to buy billboards and ads to congratulate their artists on their birthday. The fans also derive satisfaction from owning unique and exclusive video merchandise that is treated as a collectible item. The video package, for example, contains unique footage with behind-the-scenes videos and photos of the artists in concerts, music videos, dance practices and intimate aspects of their everyday lives. They also usually include special photo albums, stickers, and post cards of the artists. The items included depends on the type of item that is most popular at that time. Items have varied from masking tapes and badges to key rings.

Content investing by K Enter, will initially entail investing in the production of film and drama through Solaire Partners LLC., a venture capital firm that specializes in investment into movies, dramas and content related companies, which is one of the Seven Korean Companies, K Enter plans to acquire prior to the Business Combination. Revenues are derived from the management fees it receives and performance fees. Solaire Partners LLC.’s investment capabilities will also be leveraged to select which films and dramas will be produced by K Enter.

Industry Background

1.	Content production

Industry overview and market opportunity

The Korean content market is estimated to produce around $114 billion in revenues in 2022 and has grown at 5.5% CAGR since 2017. (See: Korea Creative Content Agency (KOCCA), “2022 Yearly Analysis of Content Industry Trends”, p.6 (2022 kocca.kr)). This industry includes sectors such as content that is broadcasted (TV shows, dramas, etc), publishing, games, music, animation, movies, etc.). Korean content has gained popularity in Northeast Asia, including Japan and China, and has spread to Southeast Asia, the United States, and Europe. With the development of digital transmission technology, the spread of social media platforms like YouTube, and the growth of global content platforms like Netflix, Korean content has gained significant attention worldwide. As a market, the Korean content industry is the 7th largest in the world estimated to be a $70.2 billion market (See: KOCCA, “2022 Content Industry White Paper, Ministry of culture, Sports and Tourism”, p. 98, (Kocca.kr)) Exports have also been growing to $13.3 billion in 2022 and has grown at 8.5% CAGR since 2017. Among the most popular TV shows on Netflix, Korean content occupies 52% of the non-English content, while the United States occupies 66% of the total, including English content, and Korean content occupies 18% (Source : Netflix). Korean content is also popular globally, with 30 out of 100 TV shows worldwide being Korean content, compared to 32 from the United States. (See : Variety, “Korea Rivals the U.S. in New Scripted Shows’s Global Internet Popularity”, Jun. 28, 2023, (variety.com)) Due to its high popularity overseas, CNBC, CNN, Reuters, CBS reported Netflix announced it would invest approximately $2.5 billion in Korean content over the next three years. The content industry is the third-largest exporter in the Korean economy, making it an important driving force for the economy. Additionally, Korea has a base of an eager and discerning audience. In 2019, South Korea had the highest number of moviegoers per capita, with 220 million visits to theaters, and an average of 4.37 movie admissions per person, making it the country with the highest movie consumption in the world. (Source: KOFIC, “2022 A review of the Korean Movie Industry”, Korea Film Council, p. 14, (Kofic)) K Enter plans to compete in this industry with its internal drama production company and through its proposed acquisitions of Apeitda Co., Ltd., Bidangil Pictures Co., Ltd., The LAMP Co., Ltd., and Studio Anseilen Co., Ltd.

Customers

Customers for content production are primarily companies that provide content to audiences. They include companies that distribute content such as traditional TV broadcasters, cable companies, streaming companies, Internet Protocol Television (IPTV) operators and major cinema chains that distribute, produce, and invest in movies such as CJ ENM, Lotte Entertainment. These customers have points of contact with the end audience. We expect our customer base to broaden globally as we grow. Our customers also include the end audience that watch our content and are the ultimate evaluators of the quality of our work.

Suppliers

Movies and dramas are collaborative efforts involving a team of experts which contribute to the final product. Some of the major contributors are listed below. Directors: They determine and oversee the visual and directorial direction of the content. Writers: They are responsible for developing the story and script for the content. Actors: They portray the main characters of the content, breathing life into the story. Cinematographers: They contribute to filming and implementing the visual style. Art Directors: They design and create the aesthetic elements and settings of the content. Studio set providers. They provide and construct the necessary shooting spaces. CG/VFX (Computer Graphics/Visual Effects): They enhance the visual elements through computer-generated graphics and special effects. Additionally, investors who provide funding for content production can also be considered suppliers.

Sales & Marketing

Sales and marketing play crucial roles in the revenue aspect of the films and TV series production industry. In marketing IP video content, we plan to focus on the following elements:

(1) Trailers and Promotional Materials: the video content trailers, and promotional materials capture the interest of the audience, encouraging them to make reservations or watch the video content in advance. These visual media materials play a vital role in highlighting the core story and compelling characters of the video content. Extensive advertising and various promotions are carried out to increase the exposure of trailers and promotional materials, aiming to establish high awareness and preference among the video content’s primary customers, the audience.

(2) Social Media Marketing: In recent years, social media marketing has emerged as a critical element in the video content marketing. Social media platforms enable direct interaction with the public and are used to quickly disseminate information about the video content. Various social media channels such as Twitter, Facebook, Instagram, and YouTube are leveraged to increase the frequency of exposure to the video content among the audience. Efforts are made to encourage audience interest in the video content encountered through social media, ultimately leading to the video content attendance.

(3) Special Events and Premieres: the video content -related special events and premieres provide audiences with the opportunity for direct interaction with actors, directors, producers, and others involved in the video content. This can elevate audience affinity for the video content and potentially lead to viral marketing.

(4) Reviews and Press Coverage: the video content reviews and press coverage can emphasize the strengths of the video content and create a positive impression among audiences. Therefore, press releases and reviews related to the video content are disseminated to contribute to the video content’s success through media promotion All these elements collectively contribute to the marketing strategies employed within the video content industry.

Competition

There are numerous competitors in our video content production industry. Every production studio that creates film or drama video content is a competitor of K Enter. Among them, SLL, formerly known as JTBC Studios, is a well-known Korean drama production, distribution and talent management company that will compete directly with K Enter related to K content as well as Studio Dragon Corp. Kakao Entertainment Co., Ltd is another, much bigger competitor in the market.

Competitive Strength

First K-Enter has numerous talented and experienced creators who will provide a diverse range of quality content. One strength of K Enter lies in its ability to secure investment. Content production typically requires substantial funding, and acquiring this funding can be time-consuming and challenging. K Enter can directly invest in content projects. It can also leverage its content-specialized venture capital firm Solaire Partners, which we believe will provide enough financing to secure the IP content of attractive projects which can lead to greater profitability. Furthermore, K Enter does not own its own streaming platform. This offers flexibility to collaborate independently with various platforms globally and maximize potential earnings. Lastly, K Enter plans to work with Prototype Groupe itself a new emerging company founded on Jan. 31, 2022. Prototype Groupe’s goal is to create digital clones of famous talent for entertainment, brand engagement and virtual interactions. The business applications are expected to include movies, advertisements, concerts, etc. Prototype Group has no revenues currently. K Enter is also working to secure an exclusive strategic relationship with Monolith Studios in Asia. These companies, we believe, are at the forefront of the digitalization of the content industry. Digitalization is a significant trend in the modern content industry, and leading in this area can offer substantial advantages in future content business endeavors.

2.	Content virtualization

Industry overview and market opportunity

Virtual production is gaining attention as a next-generation production method without limitations of time and space while increasing efficiency and enabling the creation of scenes that were not possible. COVID-19 also created a catalyst for wider adoption by producers and actors, many which see this as the future of filmmaking. According to Grandview Research, a market research firm, the global virtual production market is expected to grow at an annual rate of 18.2% from 2023 to 2030, reaching $6.78 billion in 2030. (See : Grandview Research, “Virtual Production Market Size, Share & Trends Analysis Report By Component (Hardware, Software, Services), By Type, By End-user, By Region, And Segment Forecasts, 2023 – 2030” (grandviewresearch.com) This growth is attributed to the need for remote production and the need to extract efficiency by reducing the need for reshoots by immediately checking the results of scenes. In addition, the creation of digital humans and avatars will bring new innovations in movie and drama production and in such areas as virtual concerts, fashion shows and gaming applications. The digital human avatar market is expected to grow from $29 billion in 2022 to $561 billion in 2032 (See: Emergen Research, “Digital Human Avatar Market, By Product Type (Interactive Digital Human Avatar and Non-Interactive Digital Human Avatar), By Industry Verticals (Gaming, Retail, IT & Telecommunications, Education, and Others), and By Region Forecast to 2032,” July, 2023 (emergenresearch.com). We expect virtual production to increase in Korea on the back of a good technology base, a skilled workforce and cost advantages. With greater adoption of this technology in Asian and Southeast Asian countries, we anticipate demand for our virtual production capabilities will increase. K Enter plans to compete in the content virtualization through its proposed acquisition of First Virtual Lab (“FVL”).

Customers

FVL is an emerging company planning to establish virtual production capabilities. It currently has no revenues. FVL will primarily serve production companies creating various video content, including movies, TV shows, advertisements, and music videos. There is a growing trend toward large-scale production such as sci-fi after COVID-19 and active use of international locations. This has led to a dichotomy between high-budget films that require sophisticated visuals and low-budget films. FVL will target the high budget films. In addition, as Hollywood seeks greater efficiency and lower cost content alternatives from Asia and Latin America, we will provide high quality special effects and visualization services to global streaming companies trying to recreate shows like Squid games that have had high viewership ratings with relatively modest budgets. Advertisements also use virtual production to capture various scenes quickly within a short time frame. Music videos, as part of the global success of K-POP, are a field with high production budgets, and they aim to create more dazzling visuals through virtual production.

Suppliers

The two main components are the production operation technology and the hardware equipment such as the LED panels. Our plan is to have Prototype Groupe, an emerging visual effects studio founded in Jan 31, 2022 in Hollywood supplement FVL’s virtual production capabilities. FVL has a 19.46% equity interest in Prototype Groupe. In addition, FVL is working to secure an exclusive strategic relationship in Asia with Monolith Studio, a leading virtual production company in Hollywood. By leveraging the expertise of these two companies, FVL plans to establish virtual production capabilities in 2024.

Sales & Marketing

As a new entity, our objective is to create a successful marketing reference case of the virtual production expertise FVL plans to create. We plan to leverage the expertise of Prototype Groupe and Monolith Studios to create visualization scenes of the highest quality, bringing the latest Hollywood technology and knowhow to Korea.

We plan to build a track record of successful virtual productions both within K Enter’s own production companies as well as target key outside movie producers who will engage FVL for virtual production services. We plan to initially offer discounts to producers who use our facilities for virtual production. In exchange, we plan to require that FVL be able to use the production output in our marketing materials to attract new clients.

In addition, we are planning to create virtual concerts based on legendary singers in the U.S. with Prototype Groupe. Once we have successfully executed the concerts in the U.S., our goal will be to replicate it in Korea. Building on success stories, we also plan to market these capabilities to content producers in Southeast Asia and neighboring countries.

Competition

Competitors to K Enter’s proposed virtual production business in the Korean market include Vive Studios, which was established to support the production of various genres of immersive media content such as movies, dramas, advertisements, games, and entertainment. VA Corporation, which boasts the largest virtual production studio in Asia and is known for its specialization in movie and drama production, along with production capabilities in advertisements, extended reality (“XR”) performances. CJ ENM Co., Ltd also has virtual studio capabilities. There are other competitors affiliated with IT and entertainment companies. Our objective is to provide the highest level of virtual production capability in Korea and to provide cinematic levels of virtual production with 100% virtual production technology. This is a level of quality, we believe, that has not yet been reached in the Korean market.

Competitive Strength

FVL is working to secure an exclusive strategic relationship in Asia with Monolith Studio, a leading virtual production company in Hollywood, to share their experiences and technology. In addition, FVL plans to start the pipeline for digital asset work in the beginning of 2024 required for virtual production through expected collaboration with Prototype Groupe, an emerging Hollywood digital IP production company. FVL plans to expand its business as a virtual production specialist company that provides one-stop computer generated virtual effects (“CG/VFX”) solutions by combining virtual studio, regular studio, and unreal engine expert services, as well as 3D asset production. In the future, advancements in transmission speed and technology will enable shooting with Korean actors and Korean backgrounds on Hollywood sets, and the construction of this digital infrastructure to overcome such time and space constraints will be possible through FVL in Korea.

3.	Content merchandising

Industry overview and market opportunity

According to the Korean Creative Content Agency’s analysis of the second half of 2022 and annual trends in the content industry, the revenue of the Korean music industry reached $8.58 billion in 2022. This industry has grown at a 11.9% CAGR since 2014. (See: Korea Creative Content Agency (KOCCA), “2014 and 2022 Yearly Analysis of Content Industry Trends”, p.7 and p. 6 (2014 kocca.kr), (2022 kocca.kr)). This industry consists of several segments including physical albums, digital music, performances, and licensing. During COVID-19, off-line performances were not held for about two years, but online streaming performances were introduced as an alternative. Since then performers have introduced live streaming systems in concert venues to simultaneously hold offline and online hybrid performances. Many agencies are now broadcasting performances to platforms such as cinemas. Against this backdrop, K-Pop merchandising (“MD”) market has been growing and we expect it to become larger. We estimate the four major entertainment agencies in Korea (HYBE Co., Ltd., JYP Entertainment Corporation, SM Entertainment Co., Ltd., YG Entertainment Inc.) earned $592 million in MD sales and licensing in 2022, accounting for more than 23% of their total revenues. (Source : KB Securities, May 2, 2023, Focusing on what only Hybe can do, p.6, (kbsec.com); Daishin Securities, September 6, 2022, Entertainment p. 62, (daishin.com) SM 2022 Quarterly Earnings Reports; Samsung Securities, May 12, 2023, YG Entertainment, p.2 (samsungpop.com); and Kyobo Securities, July 12, 2023, JYP Ent, p.2, (mk.co.kr), internal company estimates.) Merchandise purchase by K-Pop fans is driven by emotion and we find that they will purchase multiple physical CDs to obtain a specific item that is randomly placed in CDs or to obtain tickets to attend fan meetings. The specialized video merchandise we provide appeals to the same fan base. These fans have been willing to purchase higher ticket amounts. We expect the demand for merchandise will expand beyond just music related goods to photos, clothing, accessories, cosmetics, food, and beverages. In addition, we expect demand for K-Pop merchandise to grow internationally. Major entertainment agencies in Korea have opened pop-up stores related to K-Pop merchandise. K Enter plans to compete in the content merchandising industry through its proposed acquisition of Play Company.

Customers

The main customers of Play Company are the music talent agencies that work with K-Pop artists such as HYBE Co., Ltd., JYP Entertainment Corporation. While we work with large agencies we also work with smaller agencies with budding stars as well as other popular Korean music genres other than K-Pop that have a strong fan base in Korea. The fans of the K-Pop artists are also important customers that evaluate the quality of our video merchandise as well as the ancillary photo albums, calendars and other items that are included in our merchandise package.

Suppliers

Our suppliers are also the talent agencies that work with K-Pop stars that supply the video content in our video merchandise. We also work with manufacturers of photo albums, printing services and other suppliers for the packaged merchandise we create.

Sales & Marketing

Our sales and marketing is focused on supporting music talent agencies (such as HYBE Co., Ltd., JYP Entertainment Corporation, KQ Entertainment Co., Ltd.) which manage the artists and the distributors (such as Weverse, HYBE Co., Ltd., Universal) of the merchandise goods. We work closely with both parties to design an attractive merchandise to be released, including special gifts, photo cards, and other inducements such as the opportunity to have a video call with their favorite artist that will be included in the package. We also work with lesser known artists and talent agencies to develop new talent which could turn out to be the next stars. We started working with some of the biggest K-Pop artists long before they became famous.

Competition

We believe Play Company’s main competitors are the internal teams within major music talent agencies. Talent agencies could bring these capabilities in house, but the competencies required to produce, manufacture, and distribute quality video merchandise is not necessarily their core competency. Talent agencies have come to understand the tight deadlines Play Company works under to deliver this video merchandise and have come to appreciate the value of one-stop solution that Play Company provides. We are aware of other companies including Copan Global that competes with us. While some players can create the merchandising materials, we believe many are not able to produce the critical specialized video content that is included as part of the package. In terms of the quality of the video content we believe we create the highest quality content. Play Company’s competitiveness comes from its ability to produce, film, and edit to create superior video productions of the artist in their natural state especially during concerts.

Competitive Strength

Play Company’s video merchandises are planned to be released in regular intervals during the year. This is a model Play Company first developed. The merchandise is released during specific times and events such as concerts, album releases and fan meetings. Play Company’s ability to produce a merchandise package consisting of quality video merchandise and other goods that fans (primarily female teenagers) will want, and then manufacture, and distribute these goods on time is one of its competitive strength. New, desirable, goods must be continuously created yet be consistent with the image of the artist. Play Company is also a pioneer by providing a full service end-to-end solution to talent agencies by designing, producing, and distributing video merchandise. This turnkey approach is also a unique competitive strength. Management companies that have worked with Play company have seen the benefit of additional meaningful sales and profits from video merchandise products which tangibly benefit both the artist and their management company and have thus been willing partners.

4.	Content investment

Industry overview and market opportunity

Korea’s cultural venture capital market is estimated to be $2.5 billion. (See: Korea Creative Content Agency (KOCCA), “2022 Half and Yearly Analysis of Content Industry Trends”, p. 97, (kocca.kr)). The Korean cultural industry consists of various sectors such as film, drama, music, games, and e-sports. Growth has been driven in part by government policies to support the growth of this industry, and the increase in both individual and institutional investors who want to invest in the growth of this industry. The Korean content investment industry is driven primarily by venture capital firms, strategic investors that both invest and distribute content such as CJ ENM and Lotte Entertainment as well as financial investors. Financial investors are primarily securities firms, banks, insurers, and other financial firms. Another important player in the content investment industry is KVIC, a venture capital specialist managing fund of funds that is backed by the Korean government, Solaire expects to continue to seek investments from strategic investors, financial investors as well as KVIC. In addition, Solaire is planning to set up a VCC fund in Singapore, a collective investment scheme which is expected to attract capital directly from foreign investors primarily from Asia in order to invest in the content industry.

Customers

Solaire is a specialized VC firm focused on cultural content. Solaire in the past has secured some part of their funding from the Korea Venture Investment Corporation, a government agency, and other public agencies such as the Regional Film Council. Large Korean institutional financial investors and major cinema chains that distribute, produce, and invest in movies also fund Solaire’s projects. Past performance is not indicative of future performance and there can be no assurance that prior investors in Solaire projects will invest in K Enter’s projects.

Suppliers

Investment targets include production companies who require investments for their production. Solaire reviews on average 250 movie scenarios every year from production companies that seek investments. Solaire also invests in the projects of major cinema chains that distribute, produce, and invest in movies. Within this environment suppliers can also be customers.

Sales & Marketing

In the context of content investment, sales and marketing are relevant when creating a fund. Sales efforts are directed at potential investors, including the following segments: Financial Investors (Banks, Securities Firms, etc.): Seeking Profit and Stability - Investors looking to pursue investment returns. Strategic Investors (Production Companies, Distributors, etc.): Synergy and Collaboration - Investors aiming to align their internal investment portfolio with the fund’s objectives. Public Investors (Korea Venture Capital, Regional Film Commission, etc.): Achieving Social Goals - Government or public sector entities seeking to achieve specific social objectives through their investments.

The stages of fund sales targeting these investors are as follows:

(1) Targeting: Identifying potential investors that align with the characteristics of the fund, such as film or drama-related projects, and understanding their key needs.

(2) Proposal Writing: Creating a detailed proposal that explains the fund’s objectives, strategies, and potential profitability.

(3) Meetings and Presentations: Conducting presentations based on the proposal, addressing investors’ questions comprehensively, and emphasizing the advantages of the investment.

(4) Negotiation and Terms Definition: Engaging in negotiations with investors and defining investment conditions, amounts, and other terms.

(5) Contract Signing: Finalizing the negotiation process by signing the investment agreement.

Solaire Partners has several marketing strengths when it comes to establishing and operating funds for customers and suppliers, as follows:

1. Solaire Partners has a well-balanced team composed of content industry experts with extensive experience in content investment and a financial professional holding a CFA qualification. With a deep understanding of the content industry and significant expertise in business development and M&A, the team brings a high level of expertise to the table.

2. Solaire Partners has formed a wide-reaching network of industry players both domestically and internationally, known for their competitive IP production capabilities. Through years of content investment and collaboration, Solaire Partners has established strong relationships with proven producers and directors, providing access to high-quality information about their projects and opportunities to invest in their projects.

3. Solaire Partners is recognized and trusted as a specialized venture capital (“VC”) firm in the field of cultural content by government agencies in South Korea. It has a history of being selected as the General Partner (GP) for cultural content funds backed by government institutions. Solaire Partners has also successfully developed and operated South Korea’s first cultural content index fund with funding primarily from financial institutions such as banks, securities firms, and insurance companies.

Past performance is not indicative of future performance. Thus, the fact that Solaire had projects in the past, does not mean that K Enter’s will have successful project in the future.

Competition

Competitors in the cultural venture capital industry include Daesung Private Equity, a listed company in KOSDAQ with an AUM of $254 million, and KC Ventures specializing in cultural content with an AUM of $119 million. See Disclosure Information of Venture Capital Analysis (DIVA), (vcs.go.kr).

Solaire Partners competes with other VC firms that specialize in the content sector. There are others venture capital firms that invest in the content sector as part of a broader investment strategy.

Competitive Strength

Solaire Partners has a unique funding approach, unlike most Korean cultural VCs that initially rely on investments from the Korea Venture Investment Corp (“KVIC”), Solaire Partners initiated its business using funds from financial investors to create movie investment funds. KVIC is a venture capital specialist managing fund of funds that is backed by the Korean government. While some of Solaire’s investment funds have received funding from KVIC, other Solaire investment funds have raised funds from sources other than KVIC. Solaire has devised diverse investment strategies that others in the industry have not considered. This was made possible due to the Solaire team’s deep understanding of the Korean content industry, which they gained through years of experience in the sector. Unlike other VCs, many of which have financial backgrounds and venture into cultural content VC, Solaire Partners’ team brings a deeper industry-specific knowledge. Solaire Partners has recorded a cumulative AUM of $112 million (Period covers Jan. 1, 2017-Aug. 31, 2023, from internal company documents). In over six years, Solaire Partners’ has invested in 178 movies, with 49% of invested commercial movies (production cost over $2.3 million) surpassing break even. This is significant as the percentage of Korean commercial movies in the market that achieve break-even is typically around 33%. See KOFIC, “2021 and 2022 Korean Film Market Analysis Report”, p 101, (2021 kofic.or.kr), p. 101-102 (2022 kofic.or.kr).

Past performance is not indicative of future performance and there can be no assurance that investors in Solaire Partners will be able to obtain investors in future K Enter’s projects nor that K Enter’s future projects will be successful.

K Enter’s goal and vision

To achieve its goals K Enter plans to initially secure the intellectual property (“IP”) rights for quality drama and film content (as measured in terms of audience reception or artistic merit) instead of following the traditional content production business model in Korea where streaming companies have provided content producers a certain level of markup (5-10%) above the cost of production while taking the full IP rights of what is produced. By having K Enter or one of the Seven Korean Companies invest in at least 30% of the production cost of films and drama K Enter will be able to secure its share of IP rights. We believe that by owning the IP rights of quality content, K Enter will be able to monetize on the value of this IP as it is distributed globally. Additionally, K Enter will nurture, enable film and drama creators to expand by providing them with an alternative source of financing. This contrasts with the existing practice where creators rely primarily on local major cinema chains and streaming (subscription video on demand companies) for financing. Leveraging Solaire Partners’ expertise, K Enter expects to be able to invest in film and drama and content companies.

K Enter will also help creators distribute their content globally and find a wider audience for their work. K content popularity on global streaming platforms has increased in part because it is cost efficient (20-30% of Hollywood costs) and in recent years has become one of the most popular forms of non-English content especially in Asia. In the case of Squid Games it cost Netflix $2.4 million per episode vs. $8 million for Stranger Things and $10 million for The Crown according to Variety. Squid Games beat Stranger Things in terms of viewership during the first 91 days since release to become one of Netflix’s most popular series ever. Over 2.2 billion hours were viewed for Squid Games. According to KOCCA K content exports (including video games, music, animation, movies, TV series, etc.) grew from $4.3 billion in 2011 to $13.3 billion by 2022. (See: Korea Creative Content Agency (KOCCA), “2014 and 2022 2nd Half and Yearly Analysis of Content Industry Trends”, p. 18. p. 8, (2014 kocca.kr), (2022 kocca.kr)) K content has been growing in worldwide popularity and we believe there is still room for continued growth.

K Enter’s ultimate vision is to become a leading tech and IP-based total entertainment company, covering a wide spectrum of content genres, formats, and technologies. Even after the acquisition of the Seven Korean Companies, K Enter plans to expand its business capabilities and market presence by recruiting new talents and acquiring accretive M&A targets. Our company vision is focused on creating an IP-based business model, global expansion and ecosystem expansion.

IP-Based business model

(1)	We plan to integrate core capabilities to create an IP-based business model maximizing synergic value creations with content IPs

(2)	We plan to extend content investment to secure and fully capture market potentials of content IPs

(3)	Financing and profit-sharing alternatives for creators to existing outsourcing models for global streaming platforms

Global Expansion

(1)	We plan to expand to Southeast Asia and Japan, by developing local distribution networks and co-production partnerships

(2)	Expecting strong co-production opportunities in Southeast Asia by transferring K Content expertise in producing local content

(3)	Long-term we want to enter into American and European markets based upon our strong track records in Asian markets

Ecosystem Expansion

(1)	We plan to identify innovative opportunities for crossover synergies between different content genres, formats and technologies

(2)	We plan to acquire new business capabilities to expand the IP-based ecosystem through recruiting new talents and executing M&A transactions, in such areas as webtoons, animations, music, talent management, games and interactive content

K Enter aims to create a diversified content ecosystem by acquiring controlling equity interests in the Seven Korean Companies and then seeking out additional strategic acquisitions spanning from video content to gaming and interactive content. In the future, K Enter plans to expand video capabilities and expand into webtoons and webnovels to adapt as IP sources for film and TV series production, and then K Enter expects to acquire talented musicians, actors and creators and tech-based interactive content capabilities to fully leverage its IP libraries

K Enter’s Directors and Executive Officers

The current directors and executive officers of K Enter are as follows:

Name	Age	Position
Pyeung Ho Choi	66	Co-Founder and Chairman
Ted Kim	53	Co-Founder of K Enter and Director
Tan Chin Hwee	52	Director
Hyuk Jin Lee	51	Director
Han Jae (Patrick) Kim	35	Director and Chief International Marketing Director
Young Jae Lee	49	Co-Founder and CEO
Jun Jong	53	CFO
Tae Woo Kim	41	CAO
Jeong Hoon Bae	45	Head of Content Production
Sorim Lee	48	CSO

Management of K Enter

CEO : Youngjae Lee

Youngjae Lee currently serves as the CEO and co-founder of K Enter Holdings Inc and Solaire Partners LLC. Youngjae Lee co-founded K Enter Holdings Inc. and Solaire Partners LLC in October 2023 and June 2007, respectively, and has been serving as their Chief Executive Officer since then. Youngjae Lee worked at KT from 2000 to 2016, where he undertook various positions such as a team member, deputy director, and project leader. During his stay at KT, Mr. Lee oversaw subsidiaries such as NTC and Mongol Telecom, handled mergers and acquisitions planned by KT, led business developments of KT, and was responsible for various in-house consulting tasks. While overseeing KT’s Russian telecommunications subsidiary NTC in Vladivostok, he contributed to its growth and exit strategy and made it the largest telecommunications operator in the Far East region. From Apil 2006 to September 2010, he served as the Chief Financial Officer and the Chief Information Officer at Sidus FNH, a movie production company acquired by KT as its strategy to enter the Korean content media industry. This experience equipped him with insights into the content industry, where he introduced real-time production management systems to enhance budget efficiency in movie productions. Starting in October 2010, Mr. Lee was responsible for overseas subsidiaries and international telecommunications operators within KT’s in-house consulting department. During this period he made substantial contributions to the growth of KT’s subsidiaries East Telecom and EVO in Uzbekistan by conducting management assessments and formulating growth strategies. His efforts led to KT’s recognitions such as Outstanding Employee Award in 2011, and further responsibilities such as Project Manager position for the Game Changer Project at Botswana’s government-owned telecommunications company, BoFiNet in 2015. Through Mr. Lee’s initiative, BoFiNet gained global recognition in 2016 as the most innovative telecommunications company. In 2017, Mr. Lee founded Solaire Partners, a venture capital firm specializing in content investments. Solaire Partners has amassed assets under management (AUM) amounting to USD $112 million and secured investments of USD $44 million from the South Korean government for four distinct funds, with Mr. Lee taking on the role of manager for three of these funds. [Up until the date of this prospectus], Solaire Partners invested in approximately 200 films, with 49% surpassing the break-even point, significantly outperforming the market average of 33% and even surpassing the 16% [market] average return. Under Mr. Lee’s leadership, Solaire Partners has achieved substantial success by investing in various films and content, leveraging South Korean commercial film industry data to enhance investment strategies and yield higher returns. Furthermore, Solaire Partners has been diversifying investments into the digital human and virtual production studio sectors to lead the paradigm shift in the [Korean] content industry. Mr. Lee received a degree in Business Administration from Chungbuk National University in 2000. He furthered his education by participating in the Global MBA program at Sungkyunkwan University and attending Indiana University’s Kelly Business School as an exchange student, enhancing his academic background class of 2015. He also holds the Chartered Financial Analyst (CFA) qualification, demonstrating his expertise in financial matters. Currently, he serves as an instructor for the Cultural Content segment of the Korean Venture Capital Association’s Venture Capitalist program, starting in 2021.

CFO : Jun Jong

Jun is currently the CFO of K Enter. He started his career at Samsung electronics in 1995, performing foreign subsidiary management, investment, and planning. Following Samsung he transitioned to the Hartford Financial Services in Tokyo, Japan and Hartford, CT in 2000. As part of the startup team of Hartford Life Insurance K.K.’s Tokyo operations he helped launch the Japan operations where he performed strategic planning, financial analysis, and investor relations during the period it expanded from startup to USD 15 billion in AUM.

Subsequently he was Assistant Vice President of business development and strategy for The Hartford Financial Services Group’s wealth management group until 2013, developing enterprise-wide business opportunities, supporting M&A transactions and divestiture of non-core businesses.

More recently Jun has worked in private equity performing value creation and business development activities in portfolio companies, capital raising activities and LP management.

Jun received a Bachelor of Arts degree in economics from Dartmouth College and an MBA from the Tuck School of Business at Dartmouth.

CAO : Tae Woo Kim

Tae Woo Kim is currently the CAO of K Enter holdings and also serving as CFO of Play Company Co., Ltd. managing the financial planning, budgeting, forecasting and the financial operations of the company. He brings with him a diverse set of experience primarily in the content industry. He has worked in strategic planning at JTBC, a major broadcasting network in Korea known for its entertainment, drama and variety shows. He also worked in strategic planning in T-broad holdings, a large cable operator.

In addition to his experience in the content industry he also worked in strategic planning at Boryung holdings, a holding company of Boryung, a KOSDAQ listed pharmaceutical company. He has also worked in strategic planning in SF Innovation, a Korean fast food restaurant operator.

Tae Woo received a Bachelor of Arts degree in business from Korea University.

Head of Content Production: Jeong Hoon Bae

Jeong Hoon Bae, head of the Content Business Division, is a veteran, executive producer in Korea who has worked in the TV drama industry for 21 years. He started as an assistant director (AD) at the SBS TV drama department from 2003 to 2007 helping to produce numerous dramas. SBS, is one of the leading Korean broadcasting channels. Subsequently he worked at TVN, a pay television network owned by CJ E&M. Next he worked at Bone Factory a TV drama production company, as executive producer creating popular works such as “You’re Beautiful” which was part of the first generation of Korean dramas to be aired in Asia and Japan.

Subsequently he worked at Huayi Brothers as executive producer creating miniseries for Korean broadcasting channels. Subsequently he worked as CEO of Big Pictures where he created several dramas that were aired in JTBC. Subsequently he was the senior vice president and executive producer of Ace Factory, where he led drama planning, production, distribution, and investment. Jong-Hoon Bae also worked on projects for streaming companies such as “The Grid” for Disney+. One of his earlier works “My Name” was also released on Netflix.

Jeong Hoon Bae has a Bachelor of Arts in statistics and communications from SungkyunKwan University

Chief International Managing Director: Patrick Han

Patrick Han is the Chief International Managing Director. Mr. Patrick Han has had a career in capital markets focusing on Asia and Emerging & Frontier Markets for more than 24 years. Previously based in London, Dubai, Seoul and now in Singapore, Patrick has held several global and regional senior management roles specializing in equities markets and corporate banking for Asia, Australia and the Middle East. Patrick spent 16 years in London with JPMorgan, RBS, CGS-CIMB where he held regional head or CEO positions for Asia & MENA Equities. During his time in London, Patrick has built and hosted the single-largest Asia investor conference franchise in UK/Europe which he hosted over 11 years, and is also credited for having hosted the largest number of C-level Asian non-deal roadshows (300+) into Europe and the Middle East. Prior to that he was a top-ranked banks & financials equities research analyst with JPMorgan and HSBC Securities in Asia (#1-ranked by Asia Money and Institutional Investor between 2002-2004) and invited to present at the World Bank, International Monetary Fund and Federal Reserve Bank to share his financial industry insights.

Patrick has a very unique track record as an investment banker that specialized in North Asia, Southeast Asia and the Middle East with direct managerial roles, as well as his wide professional experience across Research, Institutional Brokerage, Trading, ECM (IPOs), and FIG/Global Banking. As such he has exceptional access to a network of governments, sovereign wealth funds, family offices and corporate contacts across these geographies. Patrick also successfully built the largest strategic IB joint venture partnerships portfolio in the Asia-Pacific region by assembling top investment banking groups from Japan, China, South Korea, Taiwan, India, Australia and the Middle East for targeted cross-regional collaboration. His current managerial role in Singapore is to support International FIG for Maybank Group, the largest financial platform in Southeast Asia, and involves large-scale transactions across M&A finance, project finance, transaction banking, private equity, trade finance, and corporate banking. Patrick understands the importance of strategic focus, cross-border partnerships and product-platform optimization, guiding principles that allowed him to create a range of successful ventures delivered on asset-light and time-efficient foundations.

Patrick enjoys leading business development and strategy into new markets and emerging industry opportunities and often has been tasked to built out entirely new teams and franchises for such bespoke initiatives. As such, he was also responsible for the planning, budgeting and execution of large-scale restructuring or global transformation programs for a number of companies he has worked for.

Patrick graduated with a B.A. degree from Yonsei University

CSO : Sorim Lee

Ms. Sorim Lee is the Chief Strategy Officer. Previously she was a partner at Gaon Law Group. She has a strong background in the entertainment industry and has extensive experience advising clients in the entertainment industry.

Her work has focused on helping clients creating contracts for movies and TV series. Her clients have included Studio N, Moho Film, Keyest and others and worked as production counsel for movies as well as TV series. Prior to Gaon Law Group she founded the Lee Sorim Legal Office, and worked at CJ ENM in various roles as counsel, head of film strategy planning team and head of film investment planning team. She has also worked as manager of strategic planning at CJ Entertainment and as counsel for CJ Holdings.

Lee So Rim graduated with a B.A. degree in law from Busan National university and completed the JRTI (Judicial /research & Training Institute) program. Ms. Lee is admitted to the Korean Bar Association.

K Enter Board Members

Pyeung-ho Choi:

Mr. Pyeung-ho Choi is the co-founder and Chairman of K Enter Holdings Inc. and the founder and CEO of Solaire Partners LLC, one of the leading Korean content VC firm and one of the pioneers in the Korean entertainment industry. Prior to Solaire Partners LLC, Choi was the appointed President Fund Manager of the Union Global Contents Investment Fund at Union Investment Partners Inc. from 2012 to 2016. At a size of US $120 million, the Fund partnered with major Korean distributors and financiers, the Korean government, and foreign investors, with an aim to invest in international co-productions to globalize the Korean film and content industry. Through Choi’s vast experience in content investment, the Union Global Contents Investment Fund collaborated with Korean companies, directors, and actors, in co-productions with countries including the United States, China, and Japan.

Before joining Union Investment Partners, Choi was the CEO of SidusFNH at Korea Telecom Group, where he oversaw the company’s film financing, production, and distribution operations. He spearheaded the aggregation and digital distribution of content through multiple new media platforms that Korea Telecom Group owned and operated from 2008 to 2011; these platforms included IPTV, Internet VOD, Satellite TV, and mobile.

Choi began his entertainment industry career at CJ Group, where he was one of the founding members of CJ Entertainment (CJENM). He served as Executive Vice President at CJENM from 2000 to 2007 after serving as General Manager of strategic planning and international business teams from 1995 to 1999. He played a critical role in shaping CJ Group’s film business portfolio, including: the inception of CJ Entertainment through the CJ Group’s investment in DreamWorks SKG in the United States; the joint venture that distributed CJ films across Asia; the formation of CJ Group’s exhibition arm, CGV, that became Korea’s largest exhibitor, initially jointly established by CJ Group, Golden Harvest, and Village Roadshow. During his 12 year tenure at CJ Entertainment, Choi financed and distributed a number of notable Korean films that introduced many talented Korean directors and actors. He launched filmed entertainment, music licensing, TV drama series, animation, and cable broadcasting businesses. In 1982, he started at the Samsung Group in business planning at CJ CheilJedang Corporation, where he was responsible for business strategy planning, M&A, overseas business and export, and overseas marketing. From 1987 to 1994, he served as head of the strategy planning team and head of the overseas business team.

Choi holds a Ph.D. in holographic engineering, a Master’s degree in 3D contents from Kwangwoon University, and a Bachelor’s degree in chemical engineering from Youngnam University.

Ted Kim:

Mr. Kim is the co-founder and a member of the board of directors of K Enter. Mr. Kim founded Global Fund LLC in August 2013, a US-based private equity firm that focuses on investing in high-growth companies across various industries and geographies, including the pre-IPO period, and has been serving as its Managing Partner ever since. Global Fund LLC is also the managing member of Tribeca Global SPAC Fund I, III, and IV LLC which were founded during 2021 and 2022. Mr. Kim is a highly experienced and disciplined private equity specialist who has successfully launched and closed multiple U.S.-based private equity funds. He was selected as one of the top 10 cross-border mergers and acquisitions specialists by the Korean Presidential Blue House in 2014. Mr. Kim has also been a member of the Korea-America Business Summit, Washington D.C., since 2019. He co-founded Global Star Acquisition I LLC in September 2022, the sponsoring entity for the US Nasdaq listed SPAC “Global Star Acquisition Inc.”, and has been serving as its Managing Member ever since. He also co-founded K Enter Holdings Inc. in January 2023. Mr. Kim is also an Attorney at Law focusing on mergers and acquisitions and cross-border transactions. He was a Guest Lecturer at Tsinghua University in 2005 on American venture capitalism. Mr. Kim received his Juris Doctor degree from the Pennsylvania State University’s Dickinson School of Law in May 1997. He received his Bachelor of Arts degree in Finance and Politics, a double major, from the Catholic University of America in May 1993.

Tan Chin Hwee:

Mr. Tan is appointed as the Chairman of SGTraDex Services. SGTraDex is built upon the foundation of the Emerging Stronger Taskforce Alliance for Action and formed through a collaborative effort across public and private stakeholders. Chin Hwee was also nominated as a member of the Trade and Connectivity Standards Committee under the Singapore Standards Council (SSC)/MTI, which facilitates the development, promotion and review of standards in Singapore.

Mr. Tan also serves as the current Chief Executive Officer, Asia Pacific of Trafigura. He joined Trafigura in 2016 and is responsible for continuing the growth of Trafigura’s business across the region. Trafigura was the largest amongst the only three Singapore companies to appear in the Fortune Global 500 list and it ranked top 22 globally. Chin Hwee has more than 25 years of experience in management and financial roles. Prior to joining Trafigura, he was most recently the founder of the Asian operations of alternative investment firm Apollo Global Management, and before that, managing director at hedge fund Amaranth Advisors.

Mr. Tan has sat on the boards of various organizations in the public and private sectors. The positions he held include: member of the Resource Panel for Government Parliamentary Committee for Finance and Trade and Industry; member of the Advisory Panel for Youth Corps Singapore; member of the Advisory Panel for the Ministry of Education; member of the Advisory Panel for the Ministry of Culture, Community and Youth; board member of Lien Aid Limited (Singapore), the endowment fund for KK Women’s and Children’s Hospital; advisory board member of Shanghai Jiao Tong University’s Shanghai Advanced Institute of Finance; non-executive and independent director of Keppel REIT (until June 2017); member of Nanyang Technological University’s board of trustees; member of Hwa Chong Institution executive committee board; member of the Monetary Authority of Singapore’s Finance Centre Advisory Panel; and member of the Maritime and Port Authority of Singapore’s International Maritime Centre (IMC) 2030 Advisory Committee.

Mr. Tan holds a Bachelor of Accountancy degree, graduating with Second Class Upper Honours in 1995 from NTU. He has an MBA from Yale University and completed a postgraduate course at Harvard Kennedy School. He is a Chartered Financial Analyst (CFA) and is both an Australian and a Singapore-registered Certified Public Accountant (CPA). He was also the past President of CFA Society Singapore

Patrick Kim

Patrick Kim is a Co-Founder and Managing Partner of Sui Generis Partners. He has more than 10 years of capital market, investment banking, private equity, and venture capital experience, is also a member of Investment Committee of Sui Generis Partners. He additionally serves as an external advisor for Naviator Capital. At Sui Generis, he oversees an investment framework that originated, managed, and monitored a diverse portfolio of early-stage venture investment, mainly in SaaS/Cloud Software and Content/Entertainment sectors. Prior to establishing Sui Generis in 2021, Patrick was an investment professional at BRV Capital Management from 2018 to 2021, one of prominent tech-focused private equity across Asia and the US, where he was responsible for Growth Capital and Late-Stage Venture Capital investment in the US and Europe along with his team in Seoul Office. Prior to joining BRV Capital Management, Patrick worked at BGC Partners Hong Kong and Daewoo Securities Hong Kong, responsible for originating, structuring, and executing equity, debt, and structured offering across a broad range of products and asset classes for both primary and secondary market.

Mr. Kim graduated from Peking University with a Bachelor of Economics degree, concentrating in Finance.

Hyukjin Lee:

Hyukjin is a Vice President at IDG Capital, a leading investment firm focused on developing extraordinary companies through its expertise in private equity, and venture capital. Throughout his 27 year career in the financial services industry, he has served as fund manager, M&A strategist, PE manager and venture capitalist. By combining both the macro perspective and micro perspective from venture capital and private equity he has successfully invested in three unicorn companies in a row. Prior to IDG Capital he worked in leading firms such as Hanwha Investment and Hyundai Investment Trust.

Hyukjin graduated with a B.A. degree in Economics from Korea University

Capabilities and the Seven Korean Companies to be acquired

Below we describe the businesses of the Seven Korean Companies that K Enter plans to acquire prior to the closing of the Business Combination.

1. Content Production

Four production companies as well as an in-house drama company provide us with a base to provide film and drama content. These companies have within them a previous record of producing quality content and commercial success. K Enter’s drama in-house production capabilities is led by Bae Jung Hoon and Lee Jae Ha, two very experienced executive producers. Bae Jeong Hoon is a former vice president of Ace Factory, one of the leading independent studios in Korea.

1)	Apeitda Co., Ltd. (“Apeitda”)

Established in 2013, Apeitda’s main business is a film production studio and is led by Jung Byung-gil and his brother Jung Byung-sik. Apeitda’s focus has been on action and thriller movies such as The Villainess and Carter which received recognition from Hollywood for its unique camerawork to create a sense of realism in action films. The Villainess was invited to premiere at the Cannes Film Festival as part of the Midnight Screening section. Another movie, Confession of Murder was remade in Japan in 2017.

Apeitda’s principal offices are located at 156, Ohyeon-ro, Gangbuk-gu, Seoul, Korea.

Apeitda currently has three full time employees, not including sub-contractors.

Apeitda owns IP rights to two movies. It owns 100% of the IP rights of Action Boys and 50% of The Villainess.

K Enter’s Agreements with Apeitda

On April 9, 2023, K Enter entered into a Stock Purchase Agreement with Jung Byunggil to acquire 51% of Apeitda (the “Apeitda SPA”) in consideration of a purchase price of 15,300,000,000 Korean Won in shares of K Enter on the date the Apeitda SPA was executed, which as of June 30, 2023 equaled approximately $11,610,260 or 3,862 shares of K Enter Common Stock. The closing of the Apeitda SPA is to occur as soon as the subject registration statement becomes effective. On September 14, 2023, K Enter and Apeitda entered into an amendment of the Apeitda SPA (the “Apeitda Amendment”) which provided among other things that the closing of the Apeitda SPA will occur on January 5, 2024 or on such other date as designated by K Enter, provided all conditions precedent have been satisfied.

On April 24, 2023, K Enter entered into an Equity Pledge Agreement with each of the Apeitda Shareholders (the “Apeitda EPA”), pursuant to which each Apeitda Shareholder pledged certain percentages of his or her equity interests in the Apeitda in the total amount of 51% outstanding equity interest of Apeitda to K Enter to guarantee the performance of Apeitda’s obligations under the relevant SPA Agreement. Under the terms of the Apeitda EPA, in the event that Apeitda Shareholders breach their respective contractual obligations under the subject SPA Agreements, K Enter, as pledgee, will be entitled to certain rights, including, but not limited to, the right to transfer an ownership interest in favor of K Enter. All of the Apeitda Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Apeitda EPA, K Enter is entitled to dispose the pledged equity interest in accordance with applicable Korean laws. Each of Apeitda’s Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice K Enter’s interest. The Apeitda EPA is effective until the earlier of (i) the date of the “closing” of the subject Apeitda SPA; (ii) the date as of which the subject Apeitda SPA is duly terminated; or (iii) the date as of which all of the obligations secured by the pledge shall have been duly performed.

The purposes of the Apeitda EPA is to (1) guarantee the performance of Apeitda’s obligations under the relevant Apeitda SPA, (2) make sure any of Apeitda’s Shareholders do not and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice K Enter’s interests without K Enter’s prior written consent, and (3) provide K Enter de facto control over Apeitda. In the event that Apeitda or its shareholder(s) breaches its contractual obligations under the Apeitda SPA, K Enter will be entitled to foreclose on and dispose all of Apeitda’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Apeitda and (2) require Apeitda to pay the fund and all any payment due or damages incurred.

On April 24, 2023, K Enter entered into a Letter of Consent for Disposal with each Apeitda Shareholder (the “Apeitda DA”) which irrevocably granted K Enter an irrevocable right to dispose of the subject shares in the event of any default on the part of the Apeitda

The Apeitda DA shall remain effective until all of the equities in Apeitda that are to be purchased by K Enter under the Apeitda SPA (i.e. 51% outstanding equity interest of Apeitda) are transferred to K Enter and/or an entity designated by K Enter.

The Apeitda SPA, together with the Apeitda EPA and the Apeitda DA, together enable K Enter to exercise effective control over Apeitda.

The foregoing description of the Apeitda SPA, Apeitda Amendment, Apeitda EPA and Apeitda DA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, English translations of the original Korean versions are attached hereto as Exhibit 10.10.

2)	Bidangil Pictures Co., Ltd. (“Bidangil”)

Established in 2005 and led by Soo-Jin Kim and In-beom Yoo. Bidangil is a production studio that has produced over 10 movies including thrillers such as The Chaser and Korea’s first space based sci fi movie Space Sweepers which was released on Netflix. Another characteristics of Bidangil is that it has had successfully uncovered talented new directors, including Na Hongjin for The Chaser and Jo Sunghee for A Werewolf Boy and Space Sweepers. Bidangil also has created a distinctive portfolio of films with unique story lines and settings.

Bidangil’s principal offices are located on the 5th floor, Yeoksam-ro 220-gil, Gangnam-gu, Seoul and has four employees.

Bidangil currently has four full time employees, not including sub-contractors.

Bidangil owns intellectual property rights for the following movies it has produced.

1.	The Chaser
2.	Forbidden Quest
3.	The Showdown

Bidangil owns 50% of the IP rights to the following works:

1.	The Scam
2.	A Werewolf Boy
3.	The Royal Tailor
4.	Perfect Proposal
5.	Phantom Detective
6.	Bad Guys: Reign of Chaos
7.	Space Sweepers
8.	Resonance

Share Purchase Agreement

Under the Stock Purchase Agreement (the “Bidangil SPA”) executed on April 10, 2023 among each of the Bidangil’s Shareholders and the K Enter, K Enter will acquire 51% of Bidangil in consideration of a purchase price of 20,400,000,000 Korean Won in shares of K Enter on the date the Bidangil SPA was executed, which as of June 30, 2023 equaled approximately $15,480,346 or 5,149 shares of K Enter Common Stock. The closing of the Bidangil SPA is to occur as soon as the subject registration statement becomes effective. On September 14, 2023, K Enter and Bidangil entered into an amendment of the Bidangil SPA (the “Bidangil Amendment”) which provided among other things that the closing of the Bidangil SPA will occur on January 5, 2024 or on such other date as designated by K Enter, provided all conditions precedent have been satisfied.

Equity Pledge Agreement

Under the Equity Pledge Agreement dated April 24, 2023 (the “Bidangil EPA”), Bidangil and each of the Bidangil Shareholder pledged certain percentages of his or her equity interests in the Bidangil in the total amount of 51% outstanding equity interest of Bidangil to K Enter to guarantee the performance of Bidangil’s obligations under the Bidangil SPA. Under the terms of the Bidangil EPA, in the event that the Bidangil Shareholders breach their respective contractual obligations under the subject SPA Agreements, K Enter, as pledgee, will be entitled to certain rights, including, but not limited to, the right to transfer an ownership interest in favor of K Enter. All of the Bidangil’s Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Bidangil EPA, K Enter is entitled to dispose the pledged equity interest in accordance with applicable Korean laws. Each of Bidangil’s Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice K Enter’s interest.

The Bidangil EPA is effective the earlier of (i) the date of the “closing” of the subject Bidangil SPA; (ii) the date as of which the subject Bidangil SPA is duly terminated; or (iii) the date as of which all of the obligations secured by the pledge shall have been duly performed.

The purposes of the Bidangil EPA are to (1) guarantee the performance of Bidangil’s obligations under the Bidangil SPA, (2) make sure any Bidangil’s Shareholders do not and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice K Enter’s interests without K Enter’s prior written consent, and (3) provide K Enter de facto control over Bidangil. In the event that Bidangil or its shareholder(s) breaches its contractual obligations under the Bidangil SPA, K Enter will be entitled to foreclose on and dispose all of Bidangil’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Bidangil and (2) require Bidangil to pay the fund and all any payment due or damages incurred.

Letter of Consent for Disposal

Under the Letter of Consent for Disposal dated April 24, 2023 (the “Bidangil DA”), each Bidangil Shareholder irrevocably granted K Enter an irrevocable right to dispose of the subject shares in the event of any default on the part of the Bidangil.

The Bidangil DA shall remain effective until all of the equities in Bidangil that are to be purchased by K Enter under the Bidangil SPA (i.e. 51% outstanding equity interest of Bidangil) are transferred to K Enter and/or an entity designated by K Enter.

The Bidangil SPA, together with the Bidangil EPA and the Bidangil DA, together enable K Enter to exercise effective control over Bidangil.

The foregoing description of the Bidangil SPA, Bidangil Amendment, Bidangil EPA and Bidangil DA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, English translations of the original Korean versions are attached hereto as Exhibit 10.11.

3)	The LAMP Co., Ltd. (“Lamp”)

Established in 2023. Led by Park eun-kyung, The Lamp is a film and TV series production studio specializing in thought-provoking yet commercially successful movies including ‘A Taxi Driver’, ‘Mal-Mo-E’ and ‘Samjin Company English Class’. A Taxi Driver, for example, achieved commercial success attracting 12.2 million viewers at the box office. The Lamp has received awards at various film festivals and awards for content quality, including Blue Dragon Awards, Baeksang Art Awards and Houston International Film Festival. One of her current projects includes Aema, a Netflix original series that is scheduled for release in 2024. In Netflix’s press release of September 11, 2023, it confirmed the production of its upcoming series Aema, a fictional comedy. Netflix described it as a fictional comedy revealing the harsh realities of actors behind the glitzy veneer of Korean show business in the 80s.

The Lamp’s principal offices are located at 1st floor, Samseong-ro 119-gil 37-9, Ganagnam-gu Seoul.

The Lamp currently has 18 full time employees, not including sub-contractors.

The Lamp currently owns no real estate property. It used to own 3 properties.

Share Purchase Agreement

Under the Stock Purchase Agreement executed on April 10, 2023 (the “Lamp SPA”), among each of the Lamp’s Shareholders and the K Enter, K Enter will acquire 51% of Lamp in consideration of a purchase price of 30,600,000,000 Korean Won in shares of K Enter on the date the Lamp SPA was executed, which as of June 30, 2023 equaled approximately $23,220,519 or 7,723 shares of K Enter Common Stock. The closing of the Lamp SPA is to occur as soon as the subject registration statement becomes effective. On September 14, 2023, K Enter and Lamp entered into an amendment of the Lamp SPA (the “Lamp Amendment”) which provided among other things that the closing of the Lamp SPA will occur on January 5, 2024 or on such other date as designated by K Enter, provided all conditions precedent have been satisfied.

Share Pledge Agreement

The Lamp Pledge Agreement is dated April 24, 2023 and effective until June 15, 2024 (the “Lamp EPA”) and can be extended by mutual written consent. K Enter shall cancel or terminate the Lamp EPA upon “closing” of the Lamp SPA.

Under the Lamp EPA, Lamp and each of the Lamp Shareholder pledged certain percentages of his or her equity interests in the Lamp in the total amount of 51% outstanding equity interest of Lamp to K Enter to guarantee the performance of Lamp’s obligations under the Lamp SPA. Under the terms of the Lamp EPA, in the event that the Lamp Shareholders breach their respective contractual obligations under the Lamp SPA, K Enter, as pledgee, will be entitled to certain rights, including, but not limited to, the right to transfer an ownership interest in favor of K Enter. All of the Lamp Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Lamp EPA, K Enter is entitled to dispose the Lamp pledged equity interest in accordance with applicable Korean laws. Each of Lamp’s Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice K Enter’s interest.

The purpose of the Lamp EPA is to (1) guarantee the performance of Lamp’s obligations under the Lamp SPA, (2) make sure any Lamp’s Shareholders do not and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice K Enter’s interests without K Enter’s prior written consent, and (3) provide K Enter de facto control over Lamp. In the event that Lamp or its shareholder(s) breaches its contractual obligations under the Lamp SPA, K Enter will be entitled to foreclose on and dispose all of Lamp’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Lamp and (2) require Lamp to pay the fund and all any payment due or damages incurred.

Letter of Consent for Disposal

Under the Letter of Consent for Disposal dated April 24, 2023 (the “Lamp DA”), each Lamp Shareholder irrevocably granted K Enter an irrevocable right to dispose of the subject shares in the event of any default on the part of the Lamp.

The Lamp DA shall remain effective until the 100% equities in Lamp are transferred to K Enter and/or an entity designated by K Enter.

The Lamp SPA, together with the Lamp EPA and the Lamp DA enable K Enter to exercise effective control over Lamp.

The foregoing description of the Lamp SPA, Lamp Amendment, Lamp EPA and Lamp DA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, English translations of the original Korean versions are attached hereto as Exhibit 10.12.

4)	Studio Anseilen Co., Ltd. (“Anseilen”)

Anseilen’s main business is production studio for multi-form TV series and movies. While it is a newly established entity (March 2023), it is led by Kyung-su Shin, Jun-Woo Park, Seung-Ho Kim, 3 top executive producers who worked for SBS, one of the leading Korean TV broadcasting channels. They have created some of Korea’s most famous dramas such as an adaptation of the webtoons taxi driver and other works such as the First Responders’ and ‘Twenty-Five Twenty-One’.

Anseilen’s principal offices are located at 37, Almata-gil, Dongjak-gu, 107 Dong 902 Ho, Seoul, Korea 06939.

Anseilen currently has three full time employees, not including sub-contractors.

Share Purchase Agreement

Under the Stock Purchase Agreement executed on April 9, 2023 (the “Anseilen SPA”) among each of the Anseilen Shareholders and the K Enter, K Enter will acquire 51% of Anseilen in consideration of a purchase price of 7,700,000,000 Korean Won in shares of K Enter on the date the Anseilen SPA was executed, which as of June 30, 2023 equaled approximately $5,843.072 or 1,943 shares of K Enter Common Stock. The closing of the Anseilen SPA is to occur as soon as the subject registration statement becomes effective. On September 14, 2023, K Enter and Anseilen entered into an amendment of the Anseilen SPA (the “Anseilen Amendment”) which provided among other things that the closing of the Anseilen SPA will occur on January 5, 2024 or on such other date as designated by K Enter, provided all conditions precedent have been satisfied.

Equity Pledge Agreement

The Equity Pledge Agreement is effective until the earlier of (i) the date of the “closing” of the subject Anseilen SPA; (ii) the date as of which the subject Anseilen SPA is duly terminated; or (iii) the date as of which all of the obligations secured by the pledge shall have been duly performed.

Under the Anseilen EPA, Anseilen and each of the Anseilen’s Shareholder pledged certain percentages of his or her equity interests in the Anseilen in the total amount of 100% outstanding equity interest of Anseilen to K Enter to guarantee the performance of Anseilen’s obligations under the Anseilen SPA. Under the terms of the Anseilen EPA, in the event that the Anseilen Shareholders breach their respective contractual obligations under the Anseilen SPA, K Enter, as pledgee, will be entitled to certain rights, including, but not limited to, the right to transfer an ownership interest in favor of K Enter. All of the Anseilen Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Anseilen EPA, K Enter is entitled to dispose the pledged equity interest in accordance with applicable Korean laws. Each of Anseilen’s Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice K Enter’s interest.

The purposes of the Anseilen EPA is to (1) guarantee the performance of Anseilen’s obligations under the Anseilen SPA, (2) make sure any Anseilen’s Shareholders do not and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice K Enter’s interests without K Enter’s prior written consent, and (3) provide K Enter de facto control over Anseilen. In the event that Anseilen or its shareholder(s) breaches its contractual obligations under the Anseilen SPA, K Enter will be entitled to foreclose on and dispose all of Anseilen s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Anseilen and (2) require Anseilen to pay the fund and all any payment due or damages incurred.

Letter of Consent for Disposal

Under the Letter of Consent for Disposal dated April 24, 2023 (the “Anseilen DA”), each Anseilen Shareholder irrevocably granted K Enter an irrevocable right to dispose of the subject shares in the event of any default on the part of the Anseilen.

The Anseilen DA shall remain effective until all of the equities in Anseilen that are to be purchased by K Enter under the Anseilen SPA (i.e. 51% outstanding equity interest of Anseilen) are transferred to K Enter and/or an entity designated by K Enter.

The Anseilen SPA, together with the Anseilen EPA, and the Anseilen DA enable K Enter to exercise effective control over Anseilen.

The foregoing description of the Anseilen SPA, Anseilen Amendment, Anseilen EPA and Anseilen DA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, English translations of the original Korean versions are attached hereto as Exhibit 10.13.

2. Content virtualization

First Virtual Lab, Inc. (“First Virtual”)

First Virtual is an emerging company planning to establish virtual production capabilities. It currently has no revenues. The content virtualization capability K Enter develops is dependent to how quickly FVL establishes a virtual studio, acquires clients and generates revenues. First Virtual was established in 2020, plans to provide virtual production, computer graphics (CG), and visual effects (VFX) services with the Prototype Groupe and is working to secure an exclusive strategic partnership in Asia with Monolith Studios, a virtual production studio in Hollywood whose virtual production works appear in such works as The Mandalorian. FVL also holds a 19.46% share of the Prototype Groupe.

Prototype Groupe creates the highest fidelity models of talent, recorded likeness movement and voice are created with innovative A.I. learning, digital scans, and top tier motion capture. Prototype Groupe’s goal is to establish a dominant presence in the digital human industry. The long-term goal is to make digital humans that can make their own judgements and move. The digital human in the future will evolve to the level where it can act, sing, rap and dance on its own in 30 languages. Prototype envisions creating virtual concerts and revive legendary artists in concerts. An example of this would be the de-aging and virtualization behind ABBA Journey, the virtual concert by the iconic Swedish band.

First Virtual is led by CEO Kim Sung-kwon. First Virtual ’s objective is to meet the increasing demand for virtual production infrastructure and digital assets by operating Korea’s premier virtual production studio. The virtual production capabilities of First Virtual can provide producers greater efficiency and can help save cost and time while enhancing the audience experience through an immersive and realistic experience. First Virtual will be providing virtual production services for K Enter as well as other producers. First Virtual plans to expand its tech-based entertainment portfolio by launching additional visual effects businesses in collaboration with global partners.

Virtual production globally is expected to increase 18.2% from 2023 to 2030 to reach $6.7 billion globally according to Grandview research. COVID was a catalyst for virtual production and showed the potential gains in efficiency with digital production.

There are several virtual production companies in Korea including Vive studios, VA Corporation and CJ ENM’s virtual studio. Virtual production in Korea has been used primarily in commercials, music videos and other video production. First Virtual’s objective tis to provide the highest virtual production capability in Korea and to provide cinematic levels of virtual production using 100% virtual production techniques.

First Virtual principal office is located at Unit 2803, GIFC Tower located at 240 Kintex-ro, Ilsanseo-gu, Goyang-si, Gyeonggi-do.

First Virtual currently has seven full time employees, not including sub-contractors.

First Virtual owns no real estate property. Its offices are leased.

Share Purchase Agreement

Under the Stock Purchase Agreement executed on April 12, 2023 (the “First Virtual SPA”) among each of the First Virtual’s Shareholders and the K Enter, K Enter will acquire 51% of First Virtual in consideration of a purchase price of 25,500,000,000 Korean Won in shares of K Enter on the date the Lamp SPA was executed, which as of June 30, 2023 equaled approximately $19,350,433 or 6,436 shares of K Enter Common Stock. The closing of the First Virtual SPA is to occur as soon as the subject registration statement becomes effective.

Equity Pledge Agreement

The Equity Pledge Agreement is effective the earlier of (i) the date of the “closing” of the subject First Virtual SPA; (ii) the date as of which the subject First Virtual SPA is duly terminated; or (iii) the date as of which all of the obligations secured by the pledge shall have been duly performed and can be extended by mutual written consent (the “First Virtual EPA”). K Enter shall cancel or terminate the First Virtual EPA upon “closing” of the subject SPA

Under the First Virtual EPA, First Virtual and each of the First Virtual Shareholders pledged certain percentages of his or her equity interests in the First Virtual in the total amount of 51% outstanding equity interest of First Virtual to K Enter to guarantee the performance of First Virtual’s obligations under the First Virtual SPA. Under the terms of the First Virtual EPA, in the event that the First Virtual Shareholders breach their respective contractual obligations under the First Virtual SPA, K Enter, as pledgee, will be entitled to certain rights, including, but not limited to, the right to transfer ownership interest in favor of K Enter. All of the First Virtual Shareholders also agreed that upon occurrence of any event of default, as set forth in the First Virtual EPA, K Enter is entitled to dispose the pledged equity interest in accordance with applicable Korean laws. Each of First Virtual’s Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice K Enter’s interest.

The purposes of the First Virtual EPA are to (1) guarantee the performance of First Virtual’s obligations under the First Virtual SPA, (2) make sure any First Vitrual Shareholders do not and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice K Enter’s interests without K Enter’s prior written consent, and (3) provide K Enter de facto control over First Virtual. In the event that First Virtual or its shareholder(s) breaches its contractual obligations under the First Virtual SPA, K Enter will be entitled to foreclose on and dispose all of First Virtual’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of First Virtual and (2) require First Virtual to pay the fund and all any payment due or damages incurred.

Letter of Consent for Disposal

Under the Letter of Consent for Disposal dated April 24, 2023 (the “First Virtual DA”), each First Virtual Shareholder irrevocably granted K Enter an irrevocable right to dispose of the subject shares in the event of any default on the part of the First Virtual.

The First Virtual DA shall remain effective until all of the equities in First Virtual that are to be purchased by K Enter under the First Virtual SPA (i.e. 51% outstanding equity interest of First Virtual) are transferred to K Enter and/or an entity designated by K Enter.

The First Virtual SPA, together with the First Virtual EPA, and the First Virtual DA enable K Enter to exercise effective control over First Virtual.

The foregoing description of the First Virtual SPA, First Virtual EPA and First Virtual DA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, English translations of the original Korean versions are attached hereto as Exhibit 10.14.

3. Content merchandising

Play Company Co., Ltd. (“Play Company”)

We believe Play Company to be one of the leading producer and distributor of specialized video merchandise products in Korea. Play Company is the trusted partner of K Pop groups such as BTS, Twice, Seventeen and 25 other artists. Through this video merchandise, Play Company enhances the fan experience and strengthens the engagement between artists and fans. Play Company is a pioneer in this full-service end-to end solution to talent agencies by designing, producing, and distributing video merchandise. Play Company’s video merchandises are planned to be released in regular intervals during the year. This is a model Play Company first developed. The merchandise is released during specific times, occasions, and events such as concerts, album releases, fan meetings, end of year review of the artist’s activities. These programs are created under tight deadlines. Play Company’s ability to produce quality video merchandise, manufacture, and distribute, these goods on time is its competitive strength.

Samples of Merchandise that Play Company Releases

Management companies that have worked with Play company have seen the benefit of additional meaningful sales and profits from video merchandise products which tangibly benefit both the artist and their management company and have thus been willing partners. Merchandising and licensing revenues have been growing for the top four agencies. In 2022 we estimate merchandising and licensing accounted for more than 23% of revenues at the top four agencies. The specialized video merchandise is the primary business of Play Company. The non-video merchandise such as clothes account for only approximately 10% of Play Company’s revenues.

Play Company’s key priorities include maintaining and developing a portfolio of K-Pop stars willing to collaborate with Play Company, expanding the Japan business which already accounts for approximately 44% of its revenues by signing on J-pop artists, and entering new foreign markets. Play Company intends to capitalize on the increasing popularity of K-Pop globally. One measure of this popularity is seen in the total number of YouTube views during March 2021 and February 2022. BTS, Black Pink and Twice generated 27.5 billion YouTube views globally. 95% of views were from outside of Korea. (See: Korea Joongang Daily, “As K-Pop Goes Global, Koreans Fall Behind When it Comes to Consumption” April 5, 2022, (joins.com)) In Japan 15 of top the 50 albums in 2022 were from K-Pop bands according to Oricon, Japan’s music chart authority.

Play Company will also create collectibles for non K-Pop fandoms in movies, dramas and other content. Play Company has in the past created merchandising and animation products for actors. With the added network Play Company gains through its content production business, greater effort will be placed in nurturing this non K-pop segment. In addition to its core video merchandise business, Play Company also operates a bakery and restaurant business, which accounts for approximately 10% of its overall revenues.

We believe Play Company’s main competitors are the internal teams within major music talent agencies. Talent agencies could bring these capabilities in house, but the competencies required to produce, manufacture, and distribute quality video merchandise is not necessarily their core competency. Talent agencies have come to understand the tight deadlines Play Company works under to deliver this video merchandise and have come to appreciate the value of one-stop solution that Play Company provides. In terms of the quality of the video content we believe we create the highest quality content. Play Company’s competitiveness comes from its ability to produce, film, and edit to create superior video productions of the artist in their natural state especially during concerts.

Play Company’s subsidiary (“Play F&B”) is engaged in the food and beverage business, as well as licensing its intellectual property in the food and beverage business. Play F&B operates a retail bakery-café business and franchising business under the concept names “Our Bakery”. As of June 30, 2023, retail operations consist of 15 Play F&B-owned bakery-cafes and 7 franchise-operated bakery-cafes located in South Korea and China.

Play Company’s principal offices are located at 20th Fl., E Business Tower, Nurikum Square Building A, 396 World Cup Buk-ro, Mapo-gu, Seoul, South Korea, 03940. Play Company owns no real property. Its office is leased.

Play Company currently has 297 full time employees, not including sub-contractors of which 256 work in the F&B group.

Share Purchase Agreement

Under the Stock Purchase Agreement executed on March 31, 2023 (the “Play SPA”) among each of the Play Company’s Shareholders and the K Enter, K Enter will acquire 100% of Play Company in consideration of a purchase price of 127,498,912,820 Korean Won in shares of K Enter on the date the Play SPA was executed, which as of June 30, 2023 equaled approximately $96,751,338 or 32,180 shares of K Enter Common Stock, plus a cash payment due as follows: (1) 18,133,103,403 Korean Won or approximately $13,760,133 payable within three months of the date PubCo’s shares are listed for trading; (2) 9,050,000,000 Korean Won or approximately $6,867,506 payable on or before January 31, 2025; and (3) 9,050,000,000 Korean Won or approximately $6,867,506 payable on or before January 31, 2026. The closing of the Play SPA is to occur as soon as the subject registration statement becomes effective.

An additional payment in cash may be owed to the owner of Play Company if the shares of PubCo that shares of the K Enter’s common stock convert to at closing of the Acquisition Merger are sold during the three-month period (the “Sale Period”) following the six-month lock-up period of the newly issued shares of PubCo at a per share price less than the per-share value at closing of the Acquisition Merger for the shortfall in share price. The amount to be paid will be reduced by (i) any gains from the sale of shares of PubCo by the owner of Play Company between the end of the Sale Period and December 31, 2026 and (ii) any unrealized gain as of December 31, 2026 for the shares of PubCo that remain held by the owner of Play Company (calculated as the number of remaining shares of PubCo times the difference of (i) the average closing price of PubCo from December 1, 2026 to December 31, 2026 and (ii) the per-share value of PubCo at the closing of the Acquisition Merger).

As part of the Play SPA, the owner of Play Company was provided a call option agreement, whereby the owner of Play Company has the option to acquire the shares of Play F&B, a subsidiary of Play Company, within three years from the closing date of the acquisition between us and Play Company at a price of 504.8 million Korean Won or approximately $0.4 million as of June 30, 2023, which is the book value of Play F&B as of December 31, 2022.

On September 30, 2023, K Enter and Play Company entered into an amendment of the Play Company SPA (the “Play Amendment”) which provided among other things, that (i) the purchase price changed from KRW 163,732,018,000 to KRW 163,732,016,220, effecting a change in the aggregate value of the K Enter shares to be issued to Play Company from KRW 127,500,000,000 to KRW 127,498,912,820, but did not change the cash payment to Play Company portion of the purchase price set forth in the Play SPA, and (ii) the closing of the Play SPA will occur on January 5, 2024 or on such other date as designated by K Enter, provided all conditions precedent have been satisfied.

Equity Pledge Agreement

The Equity Pledge Agreement is effective the earlier of (i) the date of the “closing” of the subject Play SPA; (ii) the date as of which the subject Play SPA is duly terminated; or (iii) the date as of which all of the obligations secured by the pledge shall have been duly performed and can be extended by mutual written consent (the “Play EPA”). K Enter shall cancel or terminate the Equity Pledge Agreement upon “closing” of the Play SPA.

Under the Play EPA, Play Company and each of the Play Company Shareholder pledged certain percentages of his or her equity interests in the Play Company in the total amount of 100% outstanding equity interest of Play Company to K Enter to guarantee the performance of Play Company’s obligations under the Play SPA. Under the terms of the Play EPA, in the event that the Play Company Shareholders breach their respective contractual obligations under the Play SPA, K Enter, as pledgee, will be entitled to certain rights, including, but not limited to, the right to transfer ownership interest in favor of K Enter. All of Play Company Shareholders also agreed that upon occurrence of any event of default, as set forth in the Play EPA, K Enter is entitled to dispose the pledged equity interest in accordance with applicable Korean laws. Each of Company’s Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice K Enter’s interest.

The purposes of the Play EPA are to (1) guarantee the performance of Play Company’s obligations under the Play SPA, (2) make sure any Play Company’s Shareholder do not and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice K Enter’s interests without K Enter’s prior written consent, and (3) provide K Enter de facto control over Play Company. In the event that Play Company or its shareholder(s) breaches its contractual obligations under the Play SPA, K Enter will be entitled to foreclose on and dispose all of Play Company’s issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Play Company and (2) require Play Company to pay the fund and all any payment due or damages incurred.

Letter of Consent for Disposal

Under the Letter of Consent for Disposal dated April 12, 2023 (the “Play DA”), each Play Company Shareholder irrevocably granted K Enter an irrevocable right to dispose of the subject shares in the event of any default on the part of the Play Company.

The Play DA shall remain effective until all of the equities in Play that are to be purchased by K Enter under the Play SPA (i.e. 100% outstanding equity interest of Play) are transferred to K Enter and/or an entity designated by K Enter.

The Play SPA, together with the Play EPA, and the Play DA enable K Enter to exercise effective control over Play Company.

The foregoing description of the Play SPA, Play Amendment, Play EPA and Play DA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, English translations of the original Korean versions are attached hereto as Exhibit 10.15.

4. Content investment

Solaire Partners, LLC (“Solaire”)

Solaire is a content-specialized private equity firm based in Korea that invests in movies, dramas, and content companies since 2017. It is led by their CEO, Pyeungho Choi and Solaire’s team of content and finance experts with extensive experience in the entertainment industry. Solaire follows a disciplined project selection process, followed by a thorough hands-on, value add approach to investments. It monitors, reviews and shapes marketing and distribution strategy (teaser, poster, setting release date, distribution), scenario development, and participates in the casting of a project. Solaire Partners has invested in some of the highest-grossing films out of Korea. It has also invested in entertainment tech companies that digitize content or produce super IP.

Among its distinctions, it has created Korea’s first and only movie investment fund based on proprietary movie data. The fund invests to capture the returns of the broad segment of Korean commercial movies. Solaire has invested over $138 million in over 200 content projects in the last five years. Solaire Partners has received distinctions from the Korean government as one of the leading venture capitalist firms in the cultural content sector and has secured the investments from some of the largest financial institutions in Korea such as Samsung Securities, Industrial Bank of Korea that have started to invest in the movie industry.

Solaire Partners in addition to financing movies through its venture capital business plans to create a VCC fund in Singapore, a collective investment scheme which is expected to attract capital from investors primarily from Asia. The revenues of Solaire Partners account for approximately 1.3% of K Enter’s total revenues in 2022. Solaire Partners derives revenues through a management fee (around 2%) on the amount invested. We expect Solaire Partners LLC’s share of total K Enter revenues to remain at these levels.

Its priority includes helping K Enter extend the investment scope from films to TV series and other formats of content including webtoons and animation and expanding K Enter’s business globally.

Solaire Partners’ distinctiveness stems from the fact that its members are content specialists who also possess finance capabilities. This combination allows Solaire Partners to approach investments in the content industry with a deeper understanding of the creative and artistic aspects, rather than solely focusing on the financial aspects of a project. In addition, due to their extensive experience and expertise in the content industry, Solaire Partners has built a strong network in this industry. Strong relationships with influential producers and directors have allowed it to become the anchor investor in acclaimed movies such as “Parasite” and “Decision to Leave.” This showcases their ability to identify and support promising projects and talent.

Solaire Partners competes with other VC firms that invest in the contents industry. Some like Solaire invest exclusively in the content sector. There are others that invest in the content sector as part of a broader investment strategy.

Solaire is located at 11F, Telepia Bldg, 527, Eonju-ro, Gangnam-gu, Seoul Korea 06138. Solaire Partners’ owns no real property. Its office is leased.

Solaire Partners currently has 7 full time employees, not including sub-contractors.

Solaire Partners does not own any intellectual property.

Share Purchase Agreement (“SPA”)

Under the Stock Purchase Agreement executed on March 31, 2023 (the “Solaire SPA”)among each of the Solaire Partners’ Shareholders and the K Enter, K Enter will acquire 95% of Solaire Partners in consideration of a purchase price of 14,250,000,000 Korean Won in shares of K Enter on the date the Solaire SPA was executed, which as of June 30, 2023 equaled approximately $10,813,477 or 3,416 shares of K Enter Common Stock. The closing of the Solaire SPA is to occur as soon as the subject registration statement becomes effective. On September 14, 2023, K Enter and Solaire entered into an amendment of the Solaire SPA (the “Solaire Amendment”) which provided among other things that the closing of the Solaire SPA will occur on January 5, 2024 or on such other date as designated by K Enter, provided all conditions precedent have been satisfied.

Equity Pledge Agreement

The Equity Pledge Agreement is effective until the earlier of (i) the date of the “closing” of the subject Solaire SPA; (ii) the date as of which the subject Solaire SPA is duly terminated; or (iii) the date as of which all of the obligations secured by the pledge shall have been duly performed and can be extended by mutual written consent (the “Solaire EPA”). K Enter shall cancel or terminate the Equity Pledge Agreement upon “closing” of the subject Solaire SPA.

Under the Solaire EPA, Solaire Partners and each of the Solaire Partners’ Shareholder pledged certain percentages of his or her equity interests in the Solaire Partners in the total amount of 95% outstanding equity interest of Solaire Partners to K Enter to guarantee the performance of Solaire Partners’ obligations under the Solaire SPA. Under the terms of the Solaire EPA, in the event that the Solaire Partners Shareholders breach their respective contractual obligations under the Solaire SPA, K Enter, as pledgee, will be entitled to certain rights, including, but not limited to, the right to transfer ownership interest in favor of K Enter. All of the Solaire Partners Shareholders also agreed that upon occurrence of any event of default, as set forth in the Solaire EPA, K Enter is entitled to dispose the pledged equity interest in accordance with applicable Korean laws. Each of Solaire Partners’ Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice K Enter’s interest.

The purposes of the Solaire EPA are to (1) guarantee the performance of Solaire Partners’ obligations under the relevant SPA, (2) make sure any Solaire Partners’ Shareholders do not and will not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice K Enter’s interests without K Enter’s prior written consent, and (3) provide K Enter de facto control over Solaire. In the event that Solaire or its shareholder(s) breaches its contractual obligations under the Solaire SPA, K Enter will be entitled to foreclose on and dispose all of Solaire Partners’ issued and outstanding equity interests, have the right to (1) dispose of the pledged equity of Solaire Partners and (2) require Solaire Partners to pay the fund and all any payment due or damages incurred.

Letter of Consent for Disposal

Under the Letter of Consent for Disposal dated April 24, 2023 (the “Solaire DA”), each Solaire Partners Shareholder irrevocably granted K Enter an irrevocable right to dispose of the subject shares in the event of any default on the part of the Solaire.

The Solaire DA shall remain effective until all of the equities in Solaire Partners that are to be purchased by K Enter under the Solaire SPA (i.e. 95% outstanding equity interest of Solaire Partners) are transferred to K Enter and/or an entity designated by K Enter.

The Solaire SPA, together with the Solaire EPA, and the Solaire DA enable K Enter to exercise effective control over Solaire Partners.

The foregoing description of the Solaire SPA, Solaire Amendment, Solaire EPA and Solaire DA does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, English translations of the original Korean versions are attached hereto as Exhibit 10.16.

Key factors affecting K Enter’s results of operation following the closing of the Business Combination.

The following are key factors affecting the results of our operation

1. K Enter competes with large, established companies from many different segments of an entertainment industry which is rapidly evolving and being reshaped. Traditional TV’s influence has waned while streaming has become a more important means to consume content. Non-traditional players such as YouTube, a tech company, has become a powerful alternative to professionally produced content. More narrowly, K Enter competes with major content creators associated with cinema chains, Korean conglomerates which have entered the entertainment industry, traditional broadcasters, large domestic and international streaming companies, and other companies that provide entertainment such as YouTube.

2. Considerable growth and execution risk. Our success will depend on our ability to grow and execute on the tasks laid out in our roadmap and extract synergies from our business. We will need to prioritize, focus, execute, and coordinate the activities of the various entities and integrate them under K Enter while successfully guiding them toward our common vision.

3. While managing existing operating companies for profitable growth, we will need to continue to add capabilities to manage our growth and achieve our vision as well as strengthen our internal structure and processes.

4. Sustainability of K content. There are concerns that the global interest in K content may wane, stagnate and that the global penetration of K content has been reached. We feel there is room for greater growth and that Korean content will continue to provide great value with the potential to become a global hit.

5. Ours is a business that relies primarily on the work of producers, directors, and artists. Our company performance could be impacted by any negative factors that could impede their ability to work.

6. During COVID-19 movie attendance was severely limited. While movie attendance has increased it has not recovered fully to pre COVID-19 levels. The speed at which movie theatre attendance normalizes to pre-COVID levels impacts our operations.

The primary laws in Korea that may be applicable to K Enter Holdings Inc. (“K Enter”) and/or its subsidiaries include the following:

1. Broadcasting Act: The objective of this act is to safeguard viewers’ rights, foster democratic public opinion, and enrich national culture. It also seeks to advance the field of broadcasting and promote public welfare by upholding broadcasting’s freedom and independence while reinforcing broadcasters’ societal obligations.

2. Act on the Promotion of Newspapers, Etc. (the “Newspapers Act”): This act aims to support the expansion of press freedom and the fostering of public opinion in a democratic manner by upholding the liberty and autonomy of newspaper publication and promoting social responsibility within the newspaper industry.

3. Promotion of the Motion Pictures and Video Products Act (“Motion Pictures Act”): The objective of this act is to contribute to enhancing the cultural life of the people and promoting the national culture by upgrading the motion pictures and video products qualitatively and promoting the development of the film and video culture and its industry.

4. Framework Act on the Promotion of Cultural Industries (the “Cultural Industries Act”): The purpose of this act is to enrich the quality of the nation’s cultural life and foster economic growth by setting forth the framework for developing cultural industries and enhancing its competitiveness.

5. Internet Multimedia Broadcasting Business Act (the “Internet Broadcasting Act”): This act seeks to safeguard the rights and interests of users, promote the advancement of associated technologies and industries, protect the public interest in broadcasting, and enhance national culture.

The responsible department governing the Broadcasting Act, the Newspapers Act, the Motion Pictures Act, and the Cultural Industries Act is the Ministry of Culture, Sports and Tourism, while the Internet Broadcasting Act is administered by the Ministry of Science and ICT (the “MSIT”) and the Korea Communications Commission (the “KCC”).

K Enter, and its subsidiaries appear to be mainly engaged in businesses such as video content production and distribution, which may be subject to various laws and regulations, including the laws listed above.

K Enter and its subsidiaries have endeavored to operate their businesses in compliance with these laws, and they remain dedicated to upholding this commitment in the future.

The privacy and data protection laws in Korea that may be applicable to K Enter and/or its subsidiaries include the following:

1. Personal Information Protection Act (the “PIPA”): The PIPA aims to protect the freedom and rights of individuals, and further, to realize the dignity and value of the individuals, by prescribing matters related to the processing and protection of personal information. The primary enforcing authority of the PIPA is the Personal Information Protection Commission.

2. Act on the Promotion of Data Industry and the Activation of Data Use (the “Data Industries Act”): The objective of this act to contribute to the enhancement of citizens’ quality of life and the advancement of the national economy by establishing necessary provisions related to the promotion of data production, trade, and utilization. The Data Industries Act is governed by the MSIT.

3. Act on Promotion of Information and Communications Network Utilization and Information Protection (the “Network Act”): The objective of this act is to enhance the well-being of citizens and promote public welfare by fostering the effective utilization of information and communication networks. The Network Act is regulated by the MSIT and the KCC.

The privacy and data protection laws of Korea outline key requirements for businesses, including the necessity of obtaining consent from data subjects when collecting, using, and transferring their personal information.

In the course of conducting business activities involving the processing of personal information, K Enter and its subsidiaries have endeavored to operate their businesses in compliance with these laws, and they remain dedicated to upholding this commitment in the future.

The employment laws in Korea that may be applicable to K Enter and/or its subsidiaries include the following:

1. Labor Standards Act: The purpose of this act is to establish the standards for terms and conditions of employment in conformity with the Constitution of Korea, thereby securing and improving the fundamental living standards of employees and achieving a well-balanced development of the national economy. The Labor Standards Act is administered by the Ministry of Employment and Labor.

The Employment-related laws regulate various aspects of labor conditions in Korea including obligations related to working hours and restriction on termination.

K Enter and its subsidiaries have endeavored to operate their businesses in compliance with these employment-related legal requirements, and they remain dedicated to upholding this commitment in the future.

Other laws that may be relevant to K Enter and/or its subsidiaries include the following:

1. Commercial Act: The Commercial Act regulates various aspects related to the establishment, organization, and operation of companies. It is primarily governed by the Ministry of Justice.

K Enter and its subsidiaries have endeavored to operate their businesses in compliance with the regulations prescribed under the Commercial Act, and they remain dedicated to upholding this commitment in the future.

Legal Proceedings.

K Enter is not aware of any pending or threatened legal proceedings involving K Enter.

Real Property.

On April 27, 2023, K Enter entered into a two-year written lease with ZoaZoa Inc., as landlord (“Lease 1”) for 1,743 square feet of office space located at 32-15 Nonhyeon-dong, Gangnam-gu, Seoul, Korea commencing on May 27, 2023. At inception, total gross rental payments due under this operating lease approximated $136,198 and a security deposit due approximated $75,666. As of June 30, 2023, K Enter has not yet made paid rental payments($11,350) and payments for the security deposit associated with this operating lease. A copy of Lease 1 is attached to this proxy statement/prospectus as Exhibit 10.17.

On June 1, 2023, K Enter entered into a two-year written lease with Solaire Partners, as landlord (“Lease 2”) for 2,520 square feet of office space located at 11F, Telepia Building, 527, Eonju-ro, Gangnam-gu, Seoul, Korea 06138 commencing on June 1, 2023. Solaire Partners, one of the Seven Korean Companies, is the landlord under the Lease 2. At inception, total gross rental payments due under this operating lease approximated $103,926 and a security deposit due approximated $75,704. As of June 30, 2023, K Enter has not yet made any rental payments or payments for the security deposit associated with this operating lease. A copy of Lease 2 is attached to this proxy statement/prospectus as Exhibit 10.18.

Employees

K Enter Holdings has 5 Executive officers including a Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Chief International Coordinator, Chief Strategy Officer. All the Executive officers are full time employees devoted to the global growth of K Enter.

K Enter Holdings currently operates a US Headquarter and a branch office in Korea with a total of 17 employees. There are two employees in the U.S. The remainder are in Korea. Most of the workforce is concentrated in business management and the accounting department. This team will be complemented by the 343 employees following the closing of the acquisitions of controlling interests in the Seven Korean Companies.

There currently are no unions and no pending or threatened lawsuits with employee.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF K ENTER

The following discussion and analysis should be read in conjunction with K Enter’s audited financial statements as of June 30, 2023 and for the period from January 4, 2023 (inception) to June 30, 2023, including the related notes thereto, included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause K Enter’s actual results to differ materially from management’s expectations due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus of Form F-4. Factors which could cause such differences are discussed herein. Unless otherwise specifically noted or the context otherwise requires, all references in this section to “K Enter” “we,” “us” or “our”refers to K Enter Holdings Inc. prior to the consummation of the Business Combination, which will become the business of PubCo following the consummation of the Business Combination.

Business Overview

We were formed on January 4, 2023, under the laws of the State of Delaware, to become a leading tech and intellectual property (“IP”) based diversified entertainment company. To fulfill this vision, the Company established and internal Korean drama production team and entered into equity purchase agreements to acquire a controlling equity interest in seven separate Korean entertainment companies (collectively, the “Seven Korean Entities”) in order to combine initial capabilities believed to serve as the foundation for the Company’s growth – content production, content merchandising, content investment, and virtual production. The Seven Korean Entities include one Korean content-specialized private equity firm, one Korean drama production company, three Korean movie production companies, one virtual production company, and one IP merchandising company.

Business Combinations and Public Company Costs

Merger Agreement with Global Star

On June 15, 2023, we announced that we entered into a Merger Agreement with Global Star, a publicly traded special purpose acquisition company and certain of its subsidiaries. Under the terms of the proposed transaction, the estimated combined enterprise value of the surviving entity following the proposed transaction is approximately $610.0 million. The transaction is expected to close during the first quarter of 2024 and remains subject to customary Closing conditions. See the rest of this proxy statement/prospectus for additional information regarding the Business Combination, including the sections entitled “Proposal No. 1 The Reincorporation Merger Proposal” and Proposal No. 2 The Acquisition Merger Proposal.”

While the legal acquirer in the Business Combination is Global Star, for financial accounting and reporting purposes under International Financial Reporting Standards (“IFRS”), based on our initial analysis, we believe we will be the accounting acquirer and the business combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of our financial statements in many respects. Under this method of accounting, Global Star will be treated as the acquired entity whereby we will be deemed to have issued common stock for the net assets and equity of Global Star consisting mainly of cash, accompanied by a simultaneous equity recapitalization of Global Star (the “Recapitalization”).

Upon consummation of the Business Combination, the most significant change in our future reported financial position and results is expected to be an estimated decrease in cash (on a pro forma basis as compared to our balance sheet at June 30, 2023) of approximately $0.1 million, assuming maximum stockholder redemptions permitted under the Business Combination, an estimated increase of $54.9 million, assuming no stockholder redemptions. Total direct and incremental transaction costs are estimated at approximately $17.8 millions, assuming maximum stockholder redemptions permitted under the Business Combination, $18.5 million assuming no stockholder redemptions. Total direct and incremental transaction costs will be treated as a reduction of the cash proceeds and deducted from the combined company’s additional paid-in-capital or added to the combined company’s accumulated deficit. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

As a consequence of the Business Combination, we will become the successor to an SEC-registered and NASDAQ-listed company which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

We expect our capital and operating expenditures will increase significantly in connection with our ongoing activities as we:

●	complete the acquisition of the Seven Korean Entities

●	increase our investment in marketing, advertising, sales infrastructure for our products and services;

●	obtain, maintains and improves our operational, financials and management information systems;

●	hire additional personnel;

●	obtain, maintains, expands and protects its intellectual property portfolio; and

●	operate a public company

Acquisitions of Seven Korean Entities

As part of the Business Combination, we will acquire controlling equity interests in the Seven Korean Entities to assist us in achieving our vision to become a leading tech and IP-based diversified entertainment company. These acquisitions will combine three initial capabilities, we believe, are necessary to carry out our business plan, which include content production, content merchandising, and content investment. Additionally, one of these acquisitions will allow us to expedite the development of a fourth capability, content virtualization, as one of the company’s is an emerging company planning to establish virtual production capabilities.

Content production entails overseeing the entire process of bringing a film or drama to life including taking an initial idea, developing a script, securing actors and a director, financing the project, producing the content, marketing the content so that the work can be brought to the viewer. Our content production will initially be in film and drama production, through the acquisition of the following production studios Apeitda Co., Ltd., Bidangil Pictures Co., Ltd., The LAMP Pictures Co., Ltd., Studio Anseilen Co., Ltd., which are four of the Seven Korean Companies we plan to acquire prior to the Business Combination.

Content merchandising means the enhancement of the fan experience through the IP merchandise we create and sell, which also helps artists maintain a strong bond with their fanbase. We will engage in content merchandising through the Play Company Co., Ltd. (“Play Company”), an IP content merchandising company, which is one of the Seven Korean Companies, K Enter plans to acquire prior to the Business Combination.

Content investing, will initially entail investing in the production of film and drama through Solaire Partners LLC., a venture capital firm that specializes in investment into movies, dramas and content related companies, which is one of the Seven Korean Companies, we plan to acquire prior to the Business Combination.

Content virtualization is the process of adding realistic, captivating virtual representations of scenery, people and objects and seamlessly integrate them into content production to immerse viewers in lifelike representations. We are planning to develop content virtualization through First Virtual Lab Inc., which is one of the Seven Korean Companies, we plan to acquire prior to the Business Combination.

The acquisition of the Seven Korean Entities will be accounted for in accordance with the acquisition method of accounting under IFRS 3. The first of the Seven Korean Entities that we plan to acquire is Play Company. Accordingly, in accordance with IFRS 3, Play Company will be considered to be our acquirer. References to the combined company of K Enter and Play Company are to “New K Enter”. For the remaining six acquisitions, New K Enter is considered to be the acquirer. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction are expensed as incurred.

The share purchase agreement that was entered into with the owner of Play Company during March 2023 provides that we will acquire 100% of the outstanding shares of Play Company’s common stock in exchange for 163.7 billion Korean Won, payable through the issuance of shares of our common stock valued at 127.5 billion Korean Won ($96.8 million at June 30, 2023) and in exchange for cash totaling 36.2 billion Korean Won ($27.5 million at June 30, 2023) payable in the following tranches:

	Korean Won		U.S. Dollar (at June 30, 2023)
Within three month from the closing of the Business Combination	₩	18,133,103,400	$13,760,133
January 31, 2025	₩	9,050,000,000	$6,867,506
January 31, 2026	₩	9,050,000,000	$6,867,506
	₩	36,233,103,400	$27,495,145

Additional payments in cash will be made to Play Company’s owner if the annual average net profit for fiscal years from 2023 to 2025 reaches specified thresholds, with payments of 9.1 million Korean Won ($6.9 million at June 30, 2023) due to the owner on January 31, 2027 and January 31, 2028. If average net profit achieved is below 75% of the target profit amount or above 125% the target profit amount, the amount of the payment will be adjusted based on a rational method to be agreed by us and Play Company’s owner. The closing of this transaction is subject to the proxy statement/prospectus on Form F-4 filed by Global Star and PubCo being declared effective by the SEC.

An additional payment in cash may be owed to the owner of Play Company if the shares of PubCo that shares of the K Enter’s common stock convert to at closing of the Acquisition Merger are sold during the three-month period (the “Sale Period”) following the six-month lock-up period of the newly issued shares of PubCo at a per share price less than the per-share value at closing of the Acquisition Merger for the shortfall in share price. The amount to be paid will be reduced by (i) any gains from the sale of shares of PubCo by the owner of Play Company between the end of the Sale Period and December 31, 2026 and (ii) any unrealized gain as of December 31, 2026 for the shares of PubCo that remain held by the owner of Play Company (calculated as the number of remaining shares of PubCo times the difference of (i) the average closing price of PubCo from December 1, 2026 to December 31, 2026 and (ii) the per-share value of PubCo at the closing of the Acquisition Merger).

As part of the share purchase agreement, the owner of Play Company is provided a call option agreement, whereby the owner of Play Company has the option to acquire the shares of a subsidiary of Play Company within three years from the closing date of the acquisition between us and Play Company at a price of 504.8 million Korean Won ($0.4 million as of June 30, 2023), the book value of Play Company’s subsidiary as of December 31, 2022.

Play Company sells its entertainment content and services and food and beverage products, as well as licenses its intellectual property in the food and beverage business. Play Company offers made-to-order services to plan projects, design merchandise and deliver customized products to its customers who are primarily music talent agencies that work with K-Pop artists, and operates a retail bakery-café business and franchising business under the concept names “Our Bakery”. As of June 30, 2023, retail operations consist of 15 Play Company-owned bakery-cafes and 7 franchise-operated bakery-cafes located in South Korea and China. Accordingly, Play Company has identified two operating segments for which Play Company’s management reviews discrete financial information as it makes decisions about its business – Content and Food and Beverage.

Play Company’s reporting currency is the Korean Won and its operating results and cash flows have been translated to U.S. dollar using the following exchange rates that represent the average daily rate in place for the respective period:

●	At the average exchange rate for the six months ended June 30, 2023 of US$1.00 to KRW1,296.17 for the statements of operations and cash flow;

●	At the average exchange rate for the six months ended June 30, 2022 of US$1.00 to KRW1,233.54 for the statements of operations and cash flow;

●	At the average exchange rate for the year ended December 31, 2022 of US$1.00 to KRW1,291.78 for the statements of operations and cash flow; and

●	At the average exchange rate for the year ended December 31, 2021 of US$1.00 to KRW1,144.89 for the statements of operations and cash flow.

Results of Operations: A summary of Play Company’s operating results as translated to the U.S. dollar prepared under IFRS is as follows:

Comparison of Six Months Ended June 30, 2023 and 2022

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Income Statement:
Revenues	$32,026,963	$42,264,106
Cost of sales	(28,468,564)	(39,144,630)
Gross profit	3,558,399	3,119,476
Operating expenses	(1,319,365)	(2,487,600)
Operating income	2,239,034	631,876
Other income (expense)	371,344	82,835
Operating income, before taxes	2,610,378	714,711
Provision for taxes	(705,002)	(245,578)
Net income	$1,905,376	$469,133

For the six months ended June 30, 2023 and 2022, Play Company’s operating income was driven by its content segment, which realized revenues totaling $24.9 million and $36.0 million, respectively, and its food and beverage segment, which realized revenues of $6.9 million and $6.0 million, respectively.

Play Company’s gross profit has increased for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 by $0.4 million, or 14.1% despite a decrease in revenue of $10.2 million, or 24.2%. This is attributable to Play Company’s ability to negotiate more favorable contract terms for the ten products released for six groups for which Play Company has certain IP rights during the six months ended June 30, 2023 as compared to the twelve products issued for the same six groups for which Play Company has certain IP rights for the six months ended June 30, 2022. For the six months ended June 30, 2023 and 2022, three of Play Company’s customers account for 82.4% and 88.3%, respectively, of total content segment revenue and 64.1% and 75.2%, respectively, of total Play Company revenue.

For the six months ended June 30, 2023 and 2022, Play Company’s operating expenses are primarily driven by payroll and payroll related costs of $0.9 million and $1.7 million, respectively. Additional components of operating expenses consisted of severance of $0.1 million, non-income taxes of $0.1 million, depreciation expense of $0.2 million and other administrative costs of $0.2 million for both periods presented.

Play Company’s operating expenses decreased for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 by $1.2 million, or 47.0%, and is primarily attributable to a decrease in share-based compensation of $0.7 million associated with Play Company’s cancellation of its tandem award share option plan during 2022, a decrease in uncollectible accounts that were written off of $0.2 million, and a decrease in payroll and payroll related expenses of $0.1 million associated with a decreased employee headcount.

For the six months ended June 30, 2023 and 2022, Play Company’s other income (expense) is comprised of

○	finance income of $1.1 million and $0.5 million, respectively, primarily attributable to gains on foreign currency translation of $0.3 million and $0.2 million, respectively, gains on foreign currency transactions of $0.1 million and $0.2 million, respectively, respectively. Interest income earned from interest bearing notes and accounts was $0.2 for both periods. Gains on disposal of financial instruments of $0.5 million of was recognized for the six months ended June 30, 2023 that did not occur for the six months ended June 30, 2022.

○	finance costs of $0.7 million and $0.4 million, respectively, primarily attributable to interest expense relating to lease liabilities of $0.4 and $0.1 million, respectively, and losses on foreign currency transactions of $0.2 million and less than $0.1 million, respectively, and losses on foreign currency translation of less than $0.1 million and $0.1 million, respectively. Interest expense relating to borrowings of $0.1 million was recognized in both periods.

Comparison of Years Ended December 31, 2022 and 2021

	Year Ended December 31, 2022	Year Ended December 31, 2021
Income Statement:
Revenues	$130,844,625	$122,699,231
Cost of sales	(116,701,220)	(109,245,594)
Gross profit	14,143,405	13,453,637
Operating expenses	(3,954,430)	(4,302,608)
Operating income	10,188,975	9,151,029
Other income (expense)	(456,868)	(392,116)
Operating income, before taxes	9,732,107	8,758,913
Provision for taxes	(2,080,161)	(2,308,159)
Net income	$7,651,946	$6,450,754

For the year ended December 31, 2022 and 2021, Play Company’s operating income was driven by its content segment, which realized revenues totaling $117.6 million and $115.7 million, respectively, and its food and beverage segment, which realized revenues of $12.7 million and $6.7 million, respectively.

Play Company’s gross profit has increased for the year ended December 31, 2022 as compared to the year ended December 31, 2021 by $0.7 million, or 5.1% corresponding to an increase in revenue of $8.1 million, or 6.6%. This is attributable to the release of 28 products associated with six groups for which Play has certain IP rights released during 2022 where 20 products associated with the same six groups for which Play certain IP rights were released during 2021. For the year ended December 31, 2022 and 2021, two of Play Company’s customers account for 82.3% and 86.0%, respectively, of total content segment revenue and 73.9% and 81.1%, respectively, of total Play Company revenue.

For the year ended December 31, 2022 and 2021, Play Company’s operating expenses are primarily driven by payroll and payroll related costs of $2.3 million for both periods, severance of $0.2 million and less than $0.1 million, respectively, depreciation expense of $0.5 million and $0.3 million, respectively, and other administrative costs of $0.2 million and $0.3 million, respectively. Bad debt expense of $0.5 million and non-income taxes of $0.1 million was recognized for the year ended December 31, 2022 that did not occur for the year ended December 31, 2021. Impairment loss on property and equipment of $1.3 million was recorded for the year ended December 31, 2021 that did not occur for the year ended December 31, 2022.

Play Company’s operating expenses decreased for the year ended December 31, 2022 as compared to the December 31, 2021 by $0.3 million, or 8.1%, despite a 6.6% increase in revenue. This is attributable primarily to the impairment loss on property and equipment for the year ended December 31, 2021 that did not recur for the year ended December 31, 2022. Excluding the impairment loss from the fiscal 2021 operating expenses, operating expenses increased $1.4 million, or 32.6%. This increase is attributable to an increase in uncollectable accounts that were written off of $0.5 million, an increase in depreciation of $0.2 million associated with the $1.6 million of property and equipment place in service during the second half of 2022, an increase in severance benefits of $0.2 million from an increase in a number of employees in 2022 compared to 2021 and an increase of $0.1 million of non-income taxes from the year ended December 31, 2021 to the year ended December 31, 2022 from a contribution paid for Act on the Employment Promotion of Persons with Disabilities, which did not incur for the year ended December 31, 2021.

For the year ended December 31, 2022 and 2021, Play Company’s other income (expense) is comprised of

○	finance income of $0.9 million and $0.9 million, respectively, attributable to interest income earned from interest bearing notes and account of $0.4 million and $0.2 million, respectively, gains on foreign currency transactions of $0.4 million and $0.3 million, respectively. For the year ended December 31, 2022, unrealized gains on foreign currency translation of $0.1 million were recognized that did not occur during the year ended December 31, 2021. For the year ended December 31, 2021, gains on valuation of derivative liabilities of $0.3 million were recognized that did not recur during the year ended December 31, 2022; and

○	finance costs of $1.4 million and $0.8 million, respectively, attributable to interest expense relating to lease liabilities and interest bearing borrowings of $0.6 and $0.3 million, respectively, unrealized losses on foreign currency translations of $0.1 million and $0.2 million, respectively, losses on foreign currency transactions of $0.6 million and $0.2 million. and valuation losses on long-term investment securities of $0.1 million and less than $0.1 million, respectively.

○	loss relating to investment in subsidiaries, associates and joint ventures of $0.7 million for the year ended December 31, 2021 that did not recur during the year ended December 31, 2022.

Cash Flow: A summary of Play Company’s operating, investing and financing cash flows prepared under IFRS is as follows:

Comparison of Six Months Ended June 30, 2023 and 2022

For the six months ended June 30, 2023, the cash flows used in Play Company’s operating activities was $9.8 million and relates to net income of $1.9 million adjusted for depreciation of $1.1 million, amortization of $0.1 million, net gain on disposal of financial instruments of $0.5 million, inventory valuation loss of $0.2 million, net gains on foreign currency translation of $0.2 million, interest expense of $0.5 million, interest income of $0.2 million, severance benefits of $0.3 million, and tax expense of $0.7 million, changes in working capital accounts of $12.0 million, interest paid of $0.4 million, income taxes paid of $0.9 million.

For the six months ended June 30, 2022, the cash flows used in Play Company’s operating activities was $10.1 million and relates to net income of $0.5 million adjusted for depreciation of $0.7 million, amortization of $0.1 million, bad debt expense of $0.1 million, net losses on foreign currency translation of $0.1 million, interest expense of $0.3 million, interest income of $0.2 million, share-based payments if $0.7 million, severance benefits of $0.2 million, and tax expense of $0.2 million, changes in working capital accounts of $8.8 million, interest paid of $0.2 million, income taxes paid of $1.1 million.

For the six months ended June 30, 2023, the cash flows used in Play Company’s investing activities was $1.2 million and relates to advances of notes receivable made to related parties and non-related parties of $3.5 million and $0.1 million, respectively, capital expenditures for property and equipment of $0.5 million, and receipt of a time deposit that matured during the six months ended June 30, 2023 of $2.7 million, offset by repayments on notes receivable received from related parties of $0.2 million.

For the six months ended June 30, 2022, the cash flows used in Play Company’s investing activities was $1.7 million and relates to advances of notes receivable made to related parties and non-related parties of $0.3 million and $2.6 million, respectively, capital expenditures for property and equipment of $0.9 million, purchases of a time deposit of $0.5 million, and purchase of investment securities of $0.2 million, offset by repayments on notes receivable received from non-related parties of $2.2 million and receipt of lease incentives of $0.6 million.

For the six months ended June 30, 2023, the cash flow used in Play Company’s financing activities was $7.3 million and relates to payments made for the acquisition of treasury shares of $6.7 million and the repayment of our lease liabilities of $0.6 million.

For the six months ended June 30, 2022, the cash flow used in Play Company’s financing activities was $1.0 million and relates to the purchase of shares of common stock of an entity that is not wholly owned of $0.5 million and the repayment of our lease liabilities of $0.4 million.

Comparison of Years Ended December 31, 2022 and 2021

For the year ended December 31, 2022, the cash flows provided by Play Company’s operating activities was $20.3 million and relates to net income of $7.8 million adjusted for depreciation of $1.6 million, amortization of $0.3 million, bad debt expense of $0.5 million, net losses on valuation of investment securities of $0.1 million, inventory valuation loss of $0.9 million, interest expense of $0.6 million, interest income of $0.4 million, share-based payment expense of $0.1 million, severance benefits of $0.4 million, and tax expense of $2.1 million, changes in working capital accounts of $8.7 million, interest received of $0.1 million, interest paid of $0.6 million, income taxes paid of $1.8 million.

For the year ended December 31, 2021, the cash flows provided by Play Company’s operating activities was $13.0 million and relates to net income of $5.9 million adjusted for depreciation of $0.9 million, amortization of $0.2 million, impairment loss of $1.4 million, gains on valuation of derivative liabilities of $0.3 million, inventory valuation loss of $0.2 million, net losses on foreign currency translation of $0.2 million, interest expense of $0.3 million, interest income of $0.2 million, losses on disposal of investment in affiliates of $0.6 million, share-based payment expense of $0.1 million, severance benefits of $0.2 million, and tax expense of $2.3 million, changes in working capital accounts of $2.3 million, interest paid of $0.3 million, income taxes paid of $1.4 million.

For the year ended December 31, 2022, the cash flow used in Play Company’s investing activities was $3.9 million and relates to advances of notes receivable made to related parties and non-related parties of $0.9 million and $2.5 million, respectively, receipt of a time deposit that matured during the first half of the year ended December 31, 2022 of $3.1 million, receipt of $0.1 of financial instruments, and receipt of $1.6 million of lease incentives, offset by repayments on notes receivable received from related parties of $2.1 million, purchase of a short-term time deposit of $4.3 million, capital expenditures for property and equipment of $2.5 million, purchase of investment securities of $0.3 million, purchase of intangible assets of $0.1 million.

For the year ended December 31, 2021, the cash flow used in Play Company’s investing activities was $6.6 million and relates to advances of notes receivable made to related parties and non-related parties of $4.5 million and $1.1 million, respectively, capital expenditures for property and equipment of $0.8 million, receipt of a time deposit that matured during the first half of the year ended December 31, 2022 of $3.5 million, and receipt of $0.5 of financial instruments, offset by repayments on notes receivable received from non-related parties of $0.3 million, purchase of a short-term time deposit of $3.8 million, purchase of investment securities of $0.5 million, purchase of intangible assets of $0.1 million.

For the year ended December 31, 2022, the cash flow used in Play Company’s financing activities was $1.4 million and relates to the purchase of shares of common stock of an entity that is not wholly owned of $0.5 million and the repayment of our lease liabilities of $0.8 million.

For the year ended December 31, 2021, the cash flow used in Play Company’s financing activities was $1.8 million and relates to the purchase of shares of common stock of an entity that is not wholly owned of $0.6 million the repayment of our lease liabilities of $0.5 million, the repayment of borrowings of $1.8 million, offset by the proceeds from borrowings of $1.0 million.

Liquidity and Capital Resources: Historically, Play Company’s sources of liquidity have been cash flows from the issuance of common stock and the generation of net income since inception totaling $29.1 million as of June 30, 2023. As of June 30, 2023, Play Company had an aggregate cash balance of $5.4 million and net working capital deficit of $0.8 million.

Play Company intends to operate with its current cash on hand and the profits it anticipates earning in the future. Play Company intends to expand it current business operations, including providing additional offerings such as obtaining intellectual property rights and expand its international footprint. Play Company may need to borrow money or sell equity to finance its operations and planned growth.

Play Company’s future capital requirements will depend on many factors, including its revenue growth rate, potential acquisitions, the timing and extent of spending to support future sales and marketing efforts. In order to finance these opportunities, Play Company may need to raise additional financing. While there can be no assurances, if additional capital is required, Play Company intends to raise such capital through operations or additional issuances of equity. If additional financing is required from outside sources, Play Company may not be able to raise it on terms acceptable to it or at all. If Play Company is unable to raise additional capital when desired, Play Company’s business, results of operations and financial condition would be materially and adversely affected.

See Acquisitions of Controlling Equity Interests in the Seven Korean Entities under Note 3 – Business Combinations in the notes to the financial statement for the period from January 4, 2023 (inception) to June 30, 2023 for more information about the acquisition of Seven Korean Entities, the closing of which is subject to the proxy statement/prospectus on Form F-4 filed by Global Star and PubCo being declared effective by the SEC.

Recent Developments

During July 2023, we purchased 160,000 shares of Global Star Class B Common Stock (the “Founder Shares”) for an aggregate purchase price of $1.6 million from Global Star Acquisition 1, LLC, the sponsor of Global Star (the “Sponsor”). A director of K Enter is also a managing member of Global Star Acquisition 1, LLC.

In June 2023, K Enter provided an investor an option to purchase 6,667 shares of Series A in exchange for $2.0 million. The investor signed the agreement in August 2023 and transferred the consideration to K Enter in September 2023.

During August and September 2023, K Enter issued 4,199 shares of Series A-1 for gross proceeds totaling $2.5 million. During October 2023, K Enter entered into a preferred stock subscription agreement to issue 615 shares of Series A-1 in exchange for proceeds of $369,000.

During August 2023, we purchased a $1.0 million convertible bond from Prototype Group, Inc. (“Prototype Group”), a company that operates in virtual studio technology and who First Virtual, one of the Seven Korean Entities, has a 19% ownership interest in. The convertible bond is due on demand after August 10, 2024 and bears interest at a fixed rate equal to the Applicable Federal Rate for short term loans, which as of the date of the bond was 4.96%. At our option, at any time prior to payment in full of the principal amount and all accrued interest, the convertible bond can be converted into such number of shares of common stock of Prototype Group equal to the entire principal amount of the convertible bond and all accrued and unpaid interest thereon, divided by $7.40 per share in case the pre-money valuation of Prototype Group shall meet or exceed $94.8 million. In the event the pre-money valuation is below $94.8 million, the conversion price shall be proportionally reduced. If the convertible bond is not repaid or converted through the our voluntary election and Prototype Group issues and sells shares of its equity securities to before the maturity date resulting in gross proceeds of $10.0 million (excluding the conversion of this bond), then at any time on or after the maturity date, Prototype Group shall have the option to (a) repay all outstanding principal and accrued unpaid interest of the convertible bond or (b) convert all or any portion of the outstanding principal and accrued unpaid interest of the convertible bond into such number of the its common shares equal to the principal amount and all accrued unpaid interest thereon to be converted divided by the conversion price.

During September 2023, we advanced $1.5 million to Studio V at an interest rate of 3.00% per annum that is due and payable on November 6, 2023.

Comparability of Financial Information

Our results of operations and statement of assets and liabilities may not be comparable between periods as a result of the Business Combination.

Key factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors—Risks related to K Enter’s Business and Industry.”

Limited Operating History

While we do not have significant past operating history, our management is aware that the future operating results and our future financial condition may be different than our past operating results and financial condition. Major factors that will have a material impact on future financial results and condition include whether investments in the development of new motion pictures or virtualization of new IP content achieve significant commercial success. Even if significant commercial success is achieved, our business plan is complex and there are many factors which could impact our operating results and financial conditions including delays in projects, opportunity cost of divesting management and financial resources away from other IP content and volatility in the demand for our products and services. For more information, please see the section entitled “Risk Factors — Risks Related to K Enter Holdings Inc.’s Business and Industry”

Government Regulation

We plan to have significant international sales and operations that are subject to government regulation and compliance requirements (such as regulation of our IP content and service offerings, competition, censorship of content, data privacy), restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, and restrictions on foreign ownership. Compliance with international and U.S. laws and regulations that apply to our international operations may increase our cost of doing business. For more information, please see the section entitled “Risk Factors — Risks Related to K Enter Holdings Inc.’s Business and Industry”

Basis of Presentation

The accompanying financial statements have been prepared in accordance with GAAP, expressed in U.S. dollars. References to GAAP issued by the FASB in these accompanying notes to the financial statements are to the FASB Accounting Standards Codification (“ASC”).

Operating results for the period from January 4, 2023 (inception) to June 30, 2023, are not necessarily indicative of results that may be expected for the period ending December 31, 2023.

Key Components of Statement of Operations

General and Administrative Expense

General and administrative expenses consist of personnel-related expenses for our administrative functions, expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, depreciation, and travel costs. Personnel-related expenses consist of salaries, benefits, and share-based compensation.

We expect our general and administrative expenses to increase for the foreseeable future as we complete the acquisition of the controlling equity interests in the Seven Korean Entities, scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expense, investor relations activities and other administrative and professional services.

Other Income (Expense)

Other income (expense) consists primarily of the realized loss on transactions that are denominated in a currency other than our reporting currency.

Results of Operations

Presented below is a summary of our results of operations for K Enter:

For the period from January 4, 2023 (inception) to June 30, 2023
Statement of Profit or Loss:
Operating expenses
General and Administrative	$3,132,209
Loss From Operations	(3,132,209)
Other income (expense)
Interest income	14
Other expense	(2,491)
Total other expense	(2,477)
Net loss	$(3,134,686)

As of June 30, 2023, K Enter has hired employees to run its internal Korean drama production team and entered into agreements to advance production companies to fund the planning and development stages of products, but has not reached the production stage of any content. As such, as of June 30, 2023, K Enter has not generated any revenue. As of June 30, 2023, K Enter’s expenses have been related to initial start-up costs incurred with setting up initial operations, efforts to enter into a merger agreement with a special purpose acquisition company, and efforts to acquire the Seven Korean Entities.

Cash Flow

Presented below is a summary of our operating, investing and financing cash flows:

For the period from January 4, 2023 (inception) to June 30, 2023
Net cash provided by (used in)
Operating activities	$(2,360,873)
Investing activities	(34,248)
Financing activities	3,965,327
Effect of exchange rates on cash	35,091
Net change in cash and cash equivalents	$1,605,297

The cash flows used in our operating activities primarily relate to our net loss of $3.1 million, adjusted for changes in our working capital accounts.

The cash flow used in our investing activities relates to capital expenditures for office equipment as we continue to invest in our business infrastructure.

The cash flow provided by our financing activities relates to gross proceeds received from the issuance of Series A, common stock, and common stock issued from our treasury shares.

Liquidity and Capital Resources

Historically, our primary sources of liquidity have been cash flows from contributions from founders and the issuance of Series A convertible preferred stock. As of June 30, 2023, we had an aggregate cash balance of $1.6 million and net working capital of $1.4 million.

We intend to operate with its current cash on hand. In the future, the we may borrow money and sell equity to finance our operations. As we have a limited operating history, our liquidity and capital resources may change substantially from past results.

Our future capital requirements will depend on many factors, including our revenue growth rate, the timing of the acquisitions of the controlling interests in the Seven Korean Entities, the timing and extent of spending to support future sales and marketing and research and development efforts. In order to finance these opportunities, we may need to raise additional financing. While there can be no assurances, if additional capital is required, we intend to raise such capital through operations, additional issuances of convertible preferred stock, and through the Business Combination. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be materially and adversely affected.

Contractual Obligations and Commitments

We manage our use of cash in the operation of our business to support the execution of our primary strategic goals of launching our internal Korean drama production team and acquiring the controlling interests in the Seven Korean Entities. We primarily use cash for capital investments, purchases of equity shares in related parties, loans, including purchases of bonds, to companies that will assist us in achieving our strategic goals, acquisitions of businesses and general and administrative costs.

Our cash requirements beyond twelve months are for operating leases – Refer to Note 10 of the notes to the financial statement for further information of our obligations and the timing of expected payments.

Related Parties

Two of our directors, one of whom is the Chairman and the other is also the Chief Executive Officer, are also senior officers of Solaire Partners, one of the Seven Korean Entities we plan to acquire. We have entered into a two-year operating lease for one of our office spaces with Solaire Partners commencing in June 2023. Under this lease, total gross rental payments of approximately $0.1 million at inception and a security deposit of approximately $0.1 million at inception will be paid to Solaire Partners. As of June 30, 2023, no amounts were paid to Solaire Partners under this lease.

Additionally, Solaire Partners paid an aggregate total of less than $0.1 million of our general and administrative expenses on our behalf during the period from January 4, 2023 (inception) to June 30, 2023, all of which remained outstanding as of June 30, 2023.

See Related Parties under Note 12 in the notes to the financial statement for the period from January 4, 2023 (inception) to June 30, 2023 for more information about transactions entered into with related parties.

Off-Balance Sheet Arrangements

During the period presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, as well as the reported expenses incurred during the reporting period. Management bases its estimates on historical experience and in various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to our financial statements.

We believe the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the notes to our financial statements, we believe that the following accounting policies require a greater degree of judgment and complexity. Accordingly, these are the policies we believe are most critical to aid in fully understanding and evaluating our financial condition and results of operations.

See Summary of Significant Accounting Policies under Note 2 in the notes to the financial statements for the period from January 4, 2023 (inception) to June 30, 2023 for more information about our significant accounting policies.

Estimating Fair Value of Common Stock

We do not have a history of market price for our common stock because it is not publicly traded. As such, the fair value of our common stock was determined by our board of directors as of the date shares of common stock were issued from treasury shares, by considering a number of objective and subjective factors, including:

●	Our business, financial condition and results of operations, including related industry trends affecting our operations and the progress of conversations concerning:

○	the potential acquisitions of controlling equity interests of the Seven Korean Entities

○	a potential merger with Global Star and the eventual execution of the Merger Agreement

○	a capital rise through the issuance of convertible preferred stock

●	Our forecasted operating performance and projected future cash flows;

●	the lack of an active market for our common stock and our convertible preferred stock;

●	the likelihood of securing additional financing beyond the ongoing Series A and Series A-1 capital raises

●	liquidation preferences, redemption rights and other rights and privileges of our common stock and convertible preferred stock;

●	market multiples of our comparable public peers; and

●	market conditions affecting our industry.

In connection with estimating the fair value of our common stock at the time shares of common stock were issued from our treasury shares, we obtained a third-party valuation from an independent valuation firm. The valuation dated as of May 31, 2023 was conducted in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation utilizing an option pricing model (the “OPM”) and a probability-weighted expected return method (the “PWERM”).

The OPM estimated our enterprise value by asserting the June 2023 Series A issuances to third parties was transacted at a fair value of $300.00 per share. The PWERM utilizes our best estimates of the timing and likelihood of two scenarios, (a) merger with a special purpose acquisition company (“SPAC”) and (b) sale, in order to estimate the fair value of the respective classes of equity. For each scenario, we used either a market approach, whereby we applied the precedent transaction method for each outcome, or management estimations to estimate the implied equity value.

The equity value was allocated between the classes of preferred and common stock using an OPM, whereby the preferred and common stock were treated as call options on our equity value, with exercise prices based on the liquidation preferences of the stock class. The total value for each class of equity was then divided by the respective shares outstanding for that class to determine the per share value. The resulting value per share was the indicated present value, on a non-marketable basis.

For the valuation used to establish the fair value of our common stock as of May 31, 2023, the following assumptions were used:

	SPAC Merger Scenario	Sale Scenario
Probability	95.0%	5.0%
Time to liquidity event	1.25 years	2.5 years
Risk free rate	NA	4.22%
Volatility	NA	31.9%
Discount for lack of marketability	NA	5.2% – 10.2%

There is inherent uncertainty in our forecasts and projections, and if we had made different assumptions and estimates than those described previously, the amount of our share-based compensation expense, net loss, and net loss per share amounts could have been materially different.

The per-share fair value of our common stock as of the respective dates shares of common stock were issued from our treasury shares during the period from January 4, 2023 (inception) to June 30, 2023, were as follows:

	Number of Shares of Common Stock Issued from Treasury Shares	Fair Value Per Share of Common Stock Issued from Treasury Shares
Shares of treasury stock reissued on:
April 10, 2023	1,420	$278.26
May 1, 2023	1,932	$266.95
May 1, 2023	250	$278.26
May 12, 2023	250	$278.26
May 29, 2023	1,000	$278.26
June 1, 2023	1,376	$266.95
June 29, 2023	125	$278.26

The difference in fair value per share of common stock issued from treasury shares is driven by the length of the restricted period for which the underlying share of common stock cannot be sold by the individual, ranging from six months to two years.

We were formed on January 4, 2023 for the purpose of acquiring the Seven Korean Entities. We entered into equity purchase agreements with the Seven Korean Entities between March 2023 and April 2023, all of which are contingent upon PubCo’s proxy statement/prospectus on Form F-4 being declared effective by the SEC. We entered into conversations with Global Star, a special purpose acquisition company in February 2023, and we executed a term sheet with Global Star in April 2023 to consummate a business combination. On June 15, 2023, we executed a Merger Agreement with Global Star to consummate the Business Combination. The completion of the equity purchase agreements with the Seven Korean Entities prior to the consummation of the Business Combination is the primary driver of the increase in the estimated fair value of the common stock from the date of the common stock issuances from our treasury shares to the estimated merger price of approximately $3,007 per share on an as converted basis.

We believe that it is reasonable to expect that the completion of the equity purchase agreements with the Seven Korean Entities will add value to the shares of our common stock as the entities are operational and revenue generating entities with balance sheets that will be combined with ours subsequent to the transaction consummation. We believe that it is reasonable to expect that the completion of the Business Combination will add value to the shares of our common stock because they will have increased liquidity and marketability. We believe that the preceding estimates are a reasonable description of the value that market participants would place on our common stock as of the valuation date.

Income Taxes

We recognize deferred taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As a pre-revenue company we generate net operating losses that would be available to carryforward to future years and applied against future taxable income.

Under Section 382 of the Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income. Specifically, the limitation may arise in the event of a cumulative change in our ownership of more than 50% within a three-year period. Any such limitation may significantly reduce the utilization of our net operating loss carryforwards before they expire. We have not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since our inception, due to the significant costs and complexities associated with the study. However, we believe it is likely that transaction that have occurred in the past, alone or together with the closing of the Business Combination and other transactions that may occur in the future, would trigger an ownership change pursuant to Section 382, which could limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset out taxable income, if any.

For additional information on our accounting policy on income taxes, see Note 2 – Summary of significant accounting policies – Income Taxes and Note 7 – Income Taxes in the accompanying audited financial statements.

Emerging Growth Company Status

We intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance comparison of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the day of our first fiscal year following the fifth anniversary of the Closing, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market and other risks, including the effects of interest rate changes, foreign currency fluctuations, inflation, and the availability of funding sources.

Interest Rate Risk

We hold cash and cash equivalents for working capital purposes. We do not have material exposure with respect to investments, as any investments that we enter into are primarily highly liquid investments. As of June 30, 2023, we had a cash balance of $1.6 million, consisting of operating accounts which are not affected by changes in the general level of U.S. interest rates.

Foreign Currency Risk

We conduct our operations through two branches, one located in the United States and one in Korea. The transactions of each branch are primarily denominated in the U.S. dollar and the Korean Won, respectively, the functional currency. We have elected to use a reporting currency of the U.S. dollar. As foreign exchange rates change, the U.S. dollar equivalent of our existing foreign currency assets, liabilities, commitments and forecasted foreign currency revenues and expenses will change. We are evaluating the best method to manage our exposure to foreign currency fluctuations to reduce volatility of earnings and cash flow in order to allow management to focus on core business issues and challenges.

The economic and political conditions in the countries we are currently in and plan to operate in could impact our ability to manage our exposure to foreign currency fluctuations in those countries or repatriate cash from those countries.

Inflation Risk

We do not believe that inflation currently has a material effect on our business. Inflation may become a greater risk in the event of changes in current economic and governmental fiscal policy.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by use as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations under adoption.

See Recent Accounting Pronouncements issued, not yet adopted under Note 2 – Summary of Significant Accounting Policies in the notes to the financial statement for the period from January 4, 2023 (inception) to June 30, 2023 for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we have made one, of their potential impact on our financial condition and results of operations.

GLOBAL STAR’S BUSINESS

Overview

Formation. We are a blank check company incorporated on July 24, 2019, as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, (the “Business Combination”). We are an emerging growth company and, as such, we are subject to all the risks associated with emerging growth companies.

Under the Existing Charter, Global Star must consummate the Business Combination by June 22, 2024. If Global Star is unable to complete its initial business combination by June 22, 2024, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five business days thereafter, redeem 100% of the outstanding public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board, proceed to commence a voluntary liquidation and thereby a formal dissolution of Global Star, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.

Offering Proceeds Held in Trust. On September 22, 2022, the Company consummated its initial public offering (the “IPO”) of 8,000,000 units (the “Units”). Each Unit consists of one share of Class A common stock of the Company, par value $0.0001 per share (“Class A Common Stock”), one redeemable warrant (“Warrant”), with each whole Warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share, and one Right, with each Right entitling the holder to receive one-tenth of one share of Class A Common Stock. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $80,000,000.

Simultaneously with the consummation of the closing of the IPO, the Company consummated the private placement of an aggregate of 456,225 units (the “IPO Private Placement Units”) to the Sponsor, at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $4,562,250 (the “IPO Private Placement”).

At the time of the IPO, the underwriters were granted a 45-day over-allotment option to purchase up to 1,200,000 additional Units to cover overallotments, if any (the “Over-Allotment Units”). Subsequently, on September 30, 2022, the underwriters exercised their over-allotment option to purchase 1,200,000 Over-Allotment Units. On October 4, 2022 the Company closed on the Over-Allotment Units through the sale of 1,200,000 Units at a purchase price of $10.00 per share for gross proceeds of approximately $12.0 million.

Simultaneously with the sale of the Over-Allotment Units, the Company consummated the private placement of an aggregate of 42,000 units (the “Over-Allotment Private Placement Units” and together with the IPO Private Placement Units, the “Private Placement Units”) to the Sponsor, at a price of $10.00 per Over-Allotment Private Placement Units, generating total gross proceeds of $420,000.

A total of $94,300,000 comprising proceeds from the IPO and proceeds of the Private Placement, net of the underwriting commissions, discounts, and IPO expenses, was deposited in a trust account established for the benefit of the Company’s public stockholders.

At a Special Meeting of Stockholders held on August 22, 2023, the stockholders of Global Star approved amendments to Global Star’s Current Charter and the Trust Agreement to extend the deadline for completing a business combination from September 22, 2023 (the “Original Termination Date”) to up to June 22, 2024 via nine one-month extensions provided Global Star deposits into the Trust Account extension payments equal to the lesser of $125,000 or $0.04 per share as of the applicable deadline date for each one-month extension. The Sponsor has agreed to fund the monthly extension payments in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a business combination.

Prior to or on September 22, 2023 and October 22, 2023, the Sponsor funded deposits of $125,000 each to the Trust Account, extending the date by which Global Star must consummate a business combination to November 22, 2023 (the “Extended Date”). Global Star may extend the Extended Date by up to seven additional one-month extensions, or up to June 22, 2024, provided that the Sponsor (or its affiliates or permitted designees) deposits into the Trust Account the sum of $125,000 for each such one-month extension in exchange for a non-interest bearing, unsecured promissory note (the “New Termination Date”).

If Global Star fails to consummate a business combination prior to the earlier of the Extended Date or the New Termination Date (as it may be extended as described above), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the holders of public shares as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the board of directors, dissolve and liquidate, subject in each case to Global Star’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In that event, there will be no distribution from the Trust Account with respect to our rights, which will expire worthless in the event of our winding up. In the event of a liquidation, our Sponsor and directors and officers will not receive any monies held in the Trust Account as a result of their ownership of the Insider Shares and Private Placement Units.

Business Combination Activities. On June 15, 2023, we entered into the Business Combination Agreement with K Enter, pursuant to which the Company plans to consummate a business combination transaction with K Enter. On July 13, 2023, K Wave Media Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (the “Purchaser”), and GLST Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”) became parties to the Business Combination Agreement pursuant to a previously disclosed written joinder agreement. In the event that the Business Combination is not consummated by June 22, 2024, Global Star’s corporate existence will cease and Global Star will distribute the funs held in the trust account to our public shareholders.

Corporate Information. Our executive offices are located at:

1641 International Drive Unit 208

McLean, VA 22102

Telephone: (703) 790-0717

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLOBAL STAR

Global Star is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. The following tables present Global Star’s selected historical financial information for the periods and as of the dates indicated. The information was derived from Global Star’s financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read In conjunction with, and is qualified by reference to, “Global Star’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus and. Global Star’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Statement of Operations Data:
Total expenses	$760,879	$547,868	$1,699
Other income – income earned on Investments held in Trust Account	$2,155,537	$844,178	$-
Provision for income taxes	$(431,705)	$(135,321)	$-
Net income (loss) attributable to common stockholders	$963,152	$168,814	$(1,699)
Per Share Data:
Weighted average number of shares of redeemable Class A common stock outstanding	9,813,225	2,481,096	-
Basic and diluted net income (loss) per share of redeemable Class A common stock	$0.08	$0.04	$-
Weighted average number of shares of non-redeemable Class A and Class B common stock outstanding	2,300,000	2,238,462	2,000,000
Basic and diluted net income (loss) per share of Class B common stock	$0.08	$0.04	$(0.00)

	June 30, 2023	December 31, 2022
Balance Sheet Data:
Total assets	$97,599,799	$96,293,292
Total liabilities	$4,166,984	$3,823,629
Class A common stock that may be redeemed in connection with the Business Combination (approximately $10.48 and $10.30 per share, respectively)	$96,421,593	$94,797,761
Total stockholders’ deficit	$(2,988,778)	$(2,328,098)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GLOBAL STAR

The following discussion should be read in conjunction with our Financial Statements and footnotes thereto contained in this report.

References to the “Global Star,” “us,” “our” or “we” refer to Global Star Acquisition Inc. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes included herein. The following discussion and analysis of Global Star’s financial condition and results of operations should be read in conjunction with our unaudited financial statements and the notes thereto contained elsewhere in this Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated in the State of Delaware on July 24, 2019, whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, which we refer to as our initial business combination (the “Business Combination”). To date, our efforts have been limited to organizational activities as well as activities related to the initial public offering (the “IPO”) and the completion of our Business Combination.

Our sponsor is Global Star Acquisition 1 LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for Global Star’s Initial Public Offering was declared effective on September 19, 2022. On September 22, 2022, we consummated our IPO of 8,000,000 units, at $10.00 per unit, with each unit consisting of one share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), one redeemable warrant (“Warrant”), each whole Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, and one Right, with each Right entitling the holder to receive one-tenth of one share of Class A Common Stock (“Right”), generating gross proceeds of $80,000,000. On September 22, 2022, simultaneously with the consummation of the closing of the IPO, we consummated the private placement of an aggregate of 456,225 units (the “Private Placement Unit”) to the Sponsor, at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $4,562,250 (the “Private Placement”).

At the time of the IPO, the underwriters were granted a 45-day over-allotment option to purchase up to 1,200,000 additional Units to cover overallotments (the “Over-Allotment Units”). On September 30, 2022, the underwriters exercised their over-allotment option to purchase 1,200,000 Over-Allotment Units. On October 4, 2022, we closed on the over-allotment through the sale of 1,200,000 at Over-Allotment Units a purchase of $10.00 per share for gross proceeds of approximately $12,000,000.

Simultaneously with the sale of the Over-Allotment Units, Global Star consummated the private placement of an aggregate of 42,000 units (the “Over- Allotment Private Placement Units” and together with the IPO Private Placement Units, the “Private Placement Units”) to the Sponsor, at a price of $10.00 per Over-Allotment Private Placement Units, generating total gross proceeds of $420,000.

A total of $94,300,000 comprised of the proceeds from the IPO and the proceeds of the Private Placement, net of the underwriting commissions, discounts, and offering expenses, was deposited in a trust account established for the benefit of Global Star’s public stockholders (the “Trust Account”). The proceeds held in the Trust Account are invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our income or other tax obligations as described in the initial public offering, the proceeds will not be released from the trust account until the earlier of the completion of a business combination or the redemption of all or a portion of the outstanding public shares if we have not completed a business combination within the time required time period.

We have until November 22, 2023 (or up to June 22, 2024, in the event Global Star extends the time period to the fullest extent) to consummate a Business Combination (the “Combination Period”). If we are unable to complete our Business Combination by November 22, 2023 (or up to June 22, 2024, in the event Global Star extends the time period to the fullest extent), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the holders of public shares as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the board of directors, dissolve and liquidate, subject in each case to Global Star’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In that event, there will be no distribution from the Trust Account with respect to our rights, which will expire worthless in the event of our winding up. In the event of a liquidation, our Sponsor and directors and officers will not receive any monies held in the Trust Account as a result of their ownership of the Insider Shares and Private Placement Units..

We intend to effectuate our Business Combination using cash from the proceeds of our IPO and the Private Placement, the proceeds of the sale of our shares in connection with our Business Combination, shares which may be issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

Extension

On July 24, 2023, we filed a preliminary proxy (“Extension PRE14A”) with the Commission to call a Special Meeting of the shareholders to amend our Charter and Trust Agreement in order to extend the date by which we must consummate our Business Combination from September 22, 2023 to June 22, 2024, provided the Sponsor (or its affiliates or permitted designees) deposit into the Trust Account the lesser of (x) $125,00 or (y) $0.04 per share for each public share that is not redeemed in connection with the Special Meeting for each such one-month extension. On August 22, 2023, Global Star held a Special Meeting of Stockholders (the “Meeting”). At the Meeting, Global Star’s stockholders approved the Charter Amendment, which extends the date by which Global Star must consummate its initial business combination from September 22, 2023 to June 22, 2024, subject to the approval of the Board of Directors of Global Star (the “Board”), provided the sponsor or its designees deposit into the trust account an amount equal to $125,000, prior to the commencement of each extension period (the “Extension”). Global Star filed the Charter Amendment with the Office of the Secretary of State of Delaware on August 28, 2023, a copy of which is attached as Exhibit 3.1 to this report and is incorporated by reference herein. At the Meeting, Stockholders holding 4,052,066 shares of common stock exercised their right to redeem their shares for cash at an approximate price of approximately $10.55 per share of the funds in the Trust Account. As a result, approximately $42,753,728 will be removed from the Trust Account to pay such holders. Following the redemption, Global Star’s remaining shares of Class A common stock outstanding were 5,147,934. Global Star must deposit into the Trust Account $125,000 for the September Extension. Global Star has disclosed further details of the Meeting in a Form 8-K filed with the SEC on August 28, 2023.

Merger Agreement

On June 15, 2023, our Company and K Enter Holdings Inc., a Delaware corporation (the “K Enter”) jointly issued a press release announcing the execution of a definitive Merger Agreement (the “Merger Agreement”) pursuant to which, among other things, (i) we will merge with and into K Wave Media Ltd., a Cayman Islands exempted company, formed on June 22, 2023, and wholly-owned subsidiary of Global Star (the “Purchaser”), with Purchaser continuing as the surviving corporation (the “Reincorporation Merger”) and (ii) GLST Merger Sub Inc., a Delaware corporation, formed on June 12, 2023 and wholly-owned subsidiary of Purchaser (the “Merger Sub”) will merge with and into K Enter, with K Enter surviving the merger as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”). The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement, together, are referred to herein as the “Proposed Business Combination”. Pursuant to the Merger Agreement, the parent of the combined company will be named “K Wave Media Ltd.” and we expect that the securities of the parent of the combined company will be listed on The Nasdaq Stock Market.

Results of Operations

As of June 30, 2023, Global Star had not commenced any operations. All activity for the period from July 24, 2019 (inception) through June 30, 2023, relates to organizational activities and identifying a target company for a business combination. We will not generate any operating revenues until after the completion of our initial Business Combination, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. Global Star has selected December 31 as its fiscal year end. We expect to continue to incur significant costs in the pursuit of our Business Combination. We cannot assure you that our plans to complete our Business Combination will be successful.

For the three months ended June 30, 2023, we had net income of $547,774, which consists of interest income on marketable securities held in the Trust Account of $1,146,110 and interest income – bank of $129 offset by operating costs of $368,254 and a provision for income taxes of $230,211.

For the six months ended June 30, 2023, we had net income of $963,152, which consists of interest income on marketable securities held in the Trust Account of $2,155,537 and interest income – bank of $199 offset by operating costs of $760,879 and a provision for income taxes of $431,705.

For the year ended December 31, 2022, we had net income of $168,814, which consisted of realized gain on marketable securities held in our Trust Account of $844,178 partially offset by formation and operational costs of $547,868 and income tax of $135,321.

For the year ended December 31, 2021, we had a net loss of $1,699, which consisted of formation and operational costs.

For the three months ended June 30, 2022, we had net income of $2, which consisted of operating costs of $25 offset by interest income of $27.

For the six months ended June 30, 2022, we had a net loss of $706, which consists of operating costs of 733, offset by interest income of $27.

Liquidity, Capital Resources and Going Concern

On September 22, 2022, we consummated our Initial Public Offering of 8,000,000 Units at $10.00 per Unit, generating gross proceeds of $80,000,000. Simultaneously with the closing of our Initial Public Offering, we consummated the private placement of an aggregate of 456,225 Private Placement Units to our Sponsor at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $4,562,250. On October 4, 2022, we closed on the over-allotment through the sale of 1,200,000 Units at a purchase of $10.00 per share for gross proceeds of approximately $12.0 million, and simultaneously with the exercise of the overallotment, we consummated the Private Placement of an additional 42,000 Private Placement Units to the Sponsor, generating gross proceeds of $420,000. A total of $96,982,250 was generated from our IPO.

Transaction costs amounted to $4,788,510 consisting of $920,000 of underwriting fees (net of underwriter reimbursements), $3,220,000 of deferred underwriting fees payable, which are held in a trust account with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”) and $648,510 of other offering costs related to the Initial Public Offering. The underwriters were also issued 115,000 shares of Class A common stock as representative shares, in connection with the IPO. Upon close of the Initial Public Offering, Global Star recorded additional issuance costs of $79,338, the grant date fair value of the shares, with an offset to additional paid-in capital. The $3,220,000 deferred underwriting fees are contingent upon the consummation of the Business Combination within 12 months (or up to 21 months from the closing of the IPO at the election of Global Star in nine one-month extensions) from the closing of the Initial Public Offering.

As of June 30, 2023, we had available to us $301,966 of cash on our balance sheet and a working capital deficit of $335,804. We intend to use the funds held outside of the Trust Account for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination. The interest income earned on the investments in the Trust Account are unavailable to fund operating expenses.

As previously disclosed on July 31, 2023, in a Form 8-K filed with the SEC, we issued a promissory note (the “Note”) in the principal amount of $1,600,000 to our Sponsor. The Note was issued in connection with a $1,600,000 loan the Sponsor has made to us for working capital expenses. If we complete the Business Combination, we would repay the Note out of the proceeds of the Trust Account released to us. Otherwise, the Note would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the trust account to repay the Note but no proceeds from the Trust Account would be used to repay the Note. At the election of the Sponsor, up to $1,500,000 of the unpaid principal amount of the Note may be converted into units of Global Star at a price of $10.00 per unit (the “Conversion Units”) in lieu of cash repayment. The principal balance of the Note is payable by us on the later of: (i) December 31, 2023, or (ii) the date on which we consummate a Business Combination. No interest shall accrue on the unpaid principal balance of the Note.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

At a Special Meeting of Stockholders held on August 22, 2023, the stockholders of Global Star approved amendments to Global Star’s Current Charter and the Trust Agreement to extend the deadline for completing a business combination from September 22, 2023 (the “Original Termination Date”) to up to June 22, 2024 via nine one-month extensions provided Global Star deposits into the Trust Account extension payments equal to the lesser of $125,000 or $0.04 per share as of the applicable deadline date for each one-month extension. The Sponsor has agreed to fund the monthly extension payments in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a business combination.

Prior to or on September 22, 2023 and October 22, 2023, the Sponsor funded deposits of $125,000 each to the Trust Account, extending the date by which Global Star must consummate a business combination to November 22, 2023 (the “Extended Date”). Global Star may extend the Extended Date by up to seven additional one-month extensions, or up to June 22, 2024, provided that the Sponsor (or its affiliates or permitted designees) deposits into the Trust Account the sum of $125,000 for each such one-month extension in exchange for a non-interest bearing, unsecured promissory note (the “New Termination Date”).

If Global Star fails to consummate a business combination prior to the earlier of the Extended Date or the New Termination Date (as it may be extended as described above), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the holders of public shares as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the board of directors, dissolve and liquidate, subject in each case to Global Star’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In that event, there will be no distribution from the Trust Account with respect to our rights, which will expire worthless in the event of our winding up. In the event of a liquidation, our Sponsor and directors and officers will not receive any monies held in the Trust Account as a result of their ownership of the Insider Shares and Private Placement Units.

Extension and Trust Withdrawal from Trust Account

At the Extension Meeting, Stockholders holding 4,052,066 shares of common stock exercised their right to redeem their shares for cash at an approximate price of approximately $10.55 per share of the funds in the Trust Account. As a result, approximately $42,753,728 will be removed from the Trust Account to pay such holders. Following the redemption, Global Star’s remaining shares of Class A common stock outstanding were 5,147,934. Global Star must deposit into the Trust Account $125,000 for the September Extension. Global Star has disclosed further details of the Meeting in a Form 8-K filed with the SEC on August 28, 2023.

As of June 30, 2023, we had cash of $301,966 in our operating bank accounts, $97,103,477 of cash and marketable securities held in the Trust Account to be used for an initial Business Combination or to repurchase or redeem stock in connection therewith and a working capital deficit of $335,804, which includes interest earned on the trust account that can be used for franchise and income taxes. As of June 30, 2023, $2,803,477 of the amount on deposit in the Trust Account represented interest income that is available to pay our tax obligations.

We may raise additional capital through loans or additional investments from the Sponsor or our stockholders, officers, directors, or third parties. Our officers and directors, the Sponsor or their affiliates may but are not obligated to loan us funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet our working capital needs. Based on the foregoing, we do not believe we will have sufficient cash to meet our needs through the earlier of consummation of a Business Combination or September 22, 2023, or such earlier date as determine by our board of directors, the deadline to complete a Business Combination pursuant to our Amended and Restated Certificate of Incorporation (unless otherwise amended by stockholders).

Off-Balance Sheet Financing Arrangements

We have no obligations, assets, or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee up to $10,000 for office space, utilities, and secretarial and administrative support services. We began incurring these fees on September 22, 2022 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

The underwriters are entitled to a deferred fee of $3,220,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Global Star completes a Business Combination, subject to the terms of the underwriting agreement.

In order to finance transaction costs in connection with the Business Combination, our Sponsor extended to us a line of credit of up to $1,600,000 pursuant to a Promissory Note dated July 31, 2023 (“Sponsor Working Capital Loan”). Such Sponsor Working Capital Loan is without interest and is to be repaid on the later of (i) December 31, 2023 or (ii) upon the consummation of a Business Combination. The Sponsor in its sole discretion may elect to convert up to $1,500,000 amount of the Sponsor Working Capital Loan into Global Star’s Common Stock at a price of $10.00 per share in lieu of cash repayment. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Sponsor Working Capital Loan, but no proceeds held in the Trust Account would be used to repay the Sponsor Working Capital Loans.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Classification

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the IPO. Company account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our of common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance. The fair value of the warrants are remeasured at each balance sheet date with the change in the estimated fair value of the warrants recognized as a non-cash gain or loss on the statements of operations. We have analyzed the Public Warrants and Private Placement Warrants and determined they are considered to be freestanding instruments and do not exhibit any of the characteristics in ASC 480 and therefore are not classified as liabilities under ASC 480.

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable shares of Class A common stock (including Class A common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of our balance sheets.

Share-Based Payment Arrangements

We measure and recognize compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the statements of operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

Net Income (Loss) per Common Share

Net income (loss) per common share of common stock is computed by dividing net income (loss) by the weighted average number of common shares issued and outstanding during the period. Subsequent measurement of the redeemable shares of Class A common stock is excluded from income (loss) per ordinary share as the redemption value approximates fair value. We calculate our earnings per share to allocate net income (loss) pro rata to shares of Class A and Class B common stock. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stock share pro rata in the income (losses) of our Company.

Income Taxes

We account for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. We also recognized accrued interest and penalties related to unrecognized tax benefits as income tax expense. We have identified the United States as our only “major” tax jurisdiction. We are subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. We do not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted.

We are currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

We do not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and the acquisition of Play Company. K Enter expects to close the equity purchases for Play Company following the date this proxy statement/prospectus on Form F-4 is declared effective by the SEC and before the closing of the Business Combination.

The acquisition of Play Company by K Enter will be accounted for in accordance with the acquisition method of accounting under IFRS 3, with Play Company considered to be the acquirer of K Enter. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction are expensed as incurred. K Enter and Play Company are referred to as “New K Enter” in these unaudited pro forma condensed combined financial statements.

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS 2. Under this method of accounting, Global Star is treated as the acquired company for financial reporting purposes, and New K Enter is treated as the acquirer for financial statement reporting purposes.

The unaudited pro forma condensed combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only.

The historical financial statements of Global Star have been prepared in accordance with U.S. GAAP and in its functional and presentation currency of the United States dollar (“USD”). The historical financial statements of Play Company have been prepared in accordance with IFRS as issued by the IASB in its functional currency of the Korean Republic Won (KRW) and presentation currency of the USD. The historical financial statements of K Enter have been prepared in accordance with U.S. GAAP and in its presentation currency of USD. K Enter was incorporated on January 4, 2023, therefore there are no historical financial statements as of and for the period ended December 31, 2022 presented for K Enter.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Global Star Class A common stock:

●	Assuming No Additional Redemption: This presentation assumes that, after the redemptions of 4,052,066 shares of Global Star Class A common stock in August 2023 (the “August Redemptions”), no public stockholders of Global Star exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.

●

Assuming Maximum Redemption: This presentation assumes that, after the August Redemptions, Global Star public stockholders holding 5,147,934 shares of Global Star Class A common stock will exercise their redemption rights for $55.0 million upon consummation of the Business Combination at a redemption price of approximately $10.68 per share as of October 31, 2023, subject to reduction for the payment of taxes. The maximum redemption amount reflects the maximum number of Global Star’s Public Shares that can be redeemed. This scenario includes all adjustments contained in the “no additional redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following table sets out share ownership of Global Star on a pro forma basis assuming the No Additional Redemption Scenario and the Maximum Redemption Scenario for the six months ended June 30, 2023 and the year ended December 31, 2022:

	No Additional Redemption		Maximum Redemption
Pro Forma Ownership	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
K Enter stockholders(1)	61,160,000	87.2%	61,160,000	94.0%
Global Star public stockholders(2)	6,067,934	8.6%	920,000	1.4%
Sponsor and Initial Stockholders(3)	2,853,047	4.0%	2,853,047	4.4%
Representative Shares	115,000	0.2%	115,000	0.2%
Total shares outstanding	70,195,981		65,048,047

(1)	Includes 61,000,000 rollover equity shares of K Enter stockholders and 160,000 shares of Global Star Founder Shares owned by K Enter.
(2)	Includes 9,200,000 Public Rights automatically converted into 920,000 shares of Global Star common stock upon consummation of the Business Combination.
(3)	Includes (a) 1,640,000 Founder Shares owned by the Sponsor, (b) 498,225 shares underlying the Private Units plus 498,225 Private Rights automatically converted into 49,822 shares of common stock upon consummation of the Business Combination owned by the Sponsor, (c) 150,000 shares of common stock underlying the Convertible Note plus 150,000 Convertible Note Rights automatically converted into 15,000 shares of common stock upon consummation of the Business Combination owned by the Sponsor, and (d) 500,000 Founder Shares owned by the Initial Stockholders.

The following table sets out summary data derived from the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations of PubCo. The summary unaudited pro forma condensed combined balance sheet as of June 30, 2023 gives effect to the Business Combination as if it had occurred on June 30, 2023. The summary unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 and the six months ended June 30, 2023 give effect to the Business Combination as if it had occurred on January 1, 2022.

	Pro Forma Combined
	No Additional Redemption Scenario	Maximum Redemption Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Six Months Ended June 30, 2023
Net loss	$(1,883,713)	$(1,883,713)
Net loss per share – basic and diluted	$(0.03)	$(0.03)
Weighted average shares outstanding – basic and diluted	70,195,981	65,048,047

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2022
Net loss	$(52,326,061)	$(51,958,418)
Net loss per share – basic and diluted	$(0.75)	$(0.80)
Weighted average shares outstanding – basic and diluted	70,195,981	65,048,047

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of June 30, 2023
Total assets	$234,460,939	$179,488,291
Total liabilities	$84,919,452	$84,147,262
Total equity	$149,541,487	$95,341,029

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined balance sheet as of June 30, 2023, combines the historical unaudited balance sheet of Global Star as of June 30, 2023, with the historical audited balance sheet of K Enter, with the historical unaudited balance sheet of Play Company as of June 30, 2023, giving pro forma effect to the Business Combination and the acquisition of Play Company, which K Enter expects to close following the date this proxy statement/prospectus on Form F-4 is declared effective by the SEC and before the closing of the Business, Combination as if it had occurred as of June 30, 2023.

The following unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 combines the historical unaudited statement of operations of Global Star for the six months ended June 30, 2023, with the historical audited statement of operations of K Enter for the period from January 4, 2023 (inception) to June 30, 2023, with the historical unaudited consolidated statement of operations of Play Company for the six months ended June 30, 2023, on a pro forma basis as if the Business Combination and acquisition of Play Company, which K Enter expects to close following the date this proxy statement/prospectus on Form F-4 is declared effective by the SEC and before the closing of the Business Combination, had occurred on January 1, 2022, the beginning of the earliest period presented.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the historical audited statement of operations of Global Star for the year ended December 31, 2022 with the historical audited statement of operations of Play Company for the year ended December 31, 2022 on a pro forma basis as if the Business Combination and acquisition of Play Company, which K Enter expects to close following the date this proxy statement/prospectus on Form F-4 is declared effective by the SEC and before the closing of the Business Combination, had occurred on January 1, 2022. K Enter was incorporated on January 4, 2023, therefore there is no historical statement of operations for the year ended December 31, 2022 for K Enter included in the unaudited pro forma condensed combined statement of operations as of December 31, 2022.

K Enter and Play Company are referred to as “New K Enter” in these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 has been derived from:

●	the historical unaudited financial statements of Global Star as of June 30, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus; and

●	the historical unaudited financial consolidated statements of Play Company as of June 30, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus.

●	the historical audited financial statements of K Enter as of June 30, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 has been derived from:

●	the historical unaudited financial statements of Global Star for the six months ended June 30, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus; and

●	the historical unaudited financial statements of Play Company for the six months ended June 30, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus.

●	the historical audited financial statements of K Enter for the period from January 4, 2023 (Inception) to June 30, 2023, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 has been derived from:

●	the historical audited financial statements of Global Star for the year ended December 31, 2022, and the related notes thereto included elsewhere in this proxy statement/prospectus; and

●	the historical audited financial statements of Play Company for the year ended December 31, 2022, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

This information should be read together with the financial statements and related notes, as applicable, of each of Global Star, Play Company and K Enter included in this proxy statement/prospectus and Global Star’s and K Enter’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

FOR PUBCO

AS OF JUNE 30, 2023 (1)

	New K Enter Pro Forma Combined	Global Star			Global Star Pro Forma	Scenario 1: No Additional Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	(IFRS Historical - Note 4)	(IFRS Historical - Note 4)	Share Redemption Adjustment		as Adjusted (IFRS Historical)	Transaction Accounting Adjustments		Pubco Pro Forma Combined (IFRS)	Transaction Accounting Adjustments		Pubco Pro Forma Combined (IFRS)
ASSETS
Current assets
Cash and cash equivalents	$7,086,698	$301,966	$-		$301,966	$54,972,648	B	$62,283,791	$(54,972,648)	G	$7,311,143
						(3,220,000)	C
						(7,263,327)	D
						1,600,000	L
						(100,000)	N
						(15,094)	O
						(250,000)	Q
						9,170,900	S
Short-term financial instruments	312,418	-	-		-	-		312,418	-		312,418
Accounts receivable – trade	3,918,651	-	-		-	-		3,918,651	-		3,918,651
Other receivables	40,172							40,172	-		40,172
Short-term loans, net	556,230	-	-		-	-		556,230	-		556,230
Accounts receivable – other, net	86,737	-	-		-	-		86,737	-		86,737
Value added tax receivables	241,853	-	-		-	-		241,853	-		241,853
Other current assets	692,832	194,356	-		194,356	-		887,188	-		887,188
Inventories, net	392,418	-	-		-	-		392,418	-		392,418

Total current assets	13,328,009	496,322	-		496,322	54,985,127		68,719,458	(54,972,648)		13,746,810

Non-current assets
Long-term financial instruments	222,867	-	-		-	-		222,867	-		222,867
Long-term loans, net	-	-	-		-	-		-	-		-
Long-term investment securities	444,156	-	-		-	-		444,156	-		444,156
Property, plant and equipment, including right-of-use	15,439,997	-	-		-	-		15,439,997	-		15,439,997
Property and equipment, net	33,037							33,037			33,037
Operating lease right-of-use assets, net	219,439							219,439			219,439
Intangible assets other than goodwill	3,847,992	-	-		-	-		3,847,992	-		3,847,992
Goodwill	142,037,219	-	-		-	-		142,037,219	-		142,037,219
Other non-current financial assets	2,397,479	-	-		-	-		2,397,479	-		2,397,479
Other non-current non-financial assets	408,552	-	-		-	-		408,552	-		408,552
Deferred tax assets	690,743	-	-		-	-		690,743	-		690,743
Investments held in Trust Account	-	97,103,477	(42,753,728)	K	54,349,749	(54,972,648)	B	-	-		-
						372,899	J
						250,000	Q
Total non-current assets	165,741,481	97,103,477	(42,753,728)		54,349,749	(54,349,749)		165,741,481	-		165,741,481

Total assets	$179,069,490	$97,599,799	$(42,753,728)		$54,846,071	$545,378		$234,460,939	$(54,972,648)		$179,488,291

LIABILITIES
Current liabilities
Trade and other payables	$6,226,860	$250,006	$-		$250,006	$9,928,850	D	$16,405,716	$(772,190)	D	$15,633,526
Other current non-financial liabilities	254,611	-	-		-	-		254,611	-		254,611
Short-term borrowings	2,428,288	-	-		-	-		2,428,288	-		2,428,288
Current portion of long-term borrowings, net	18,941	-	-		-	-		18,941	-		18,941
Current lease liabilities	1,514,845	-	-		-	-		1,514,845	-		1,514,845
Current tax liabilities	2,316,761	567,026	-		567,026	-		2,883,787	-		2,883,787
Due to Sponsor	-	15,094	-		15,094	(15,094)	O	-	-		-
Promissory note – related party	-	-	-		-	1,600,000	L	-	-		-
						(1,600,000)	N
Consideration payable	13,476,767	-	-		-	-		13,476,767	-		13,476,767
Contingent consideration payable	4,504,285	-	-		-	-		4,504,285	-		4,504,285
Accrued franchise tax payable	-	114,858	-		114,858	-		114,858	-		114,858
Accrued expenses	-	-	-		-	-		-	-		-

Total current liabilities	30,741,358	946,984	-		946,984	9,913,756		41,602,098	(772,190)		40,829,908

Non-current liabilities
Trade and other non-current payables	221,423	-	-		-	-		221,423	-		221,423
Long-term borrowings, excluding current portion, net	1,693,124	-	-		-	-		1,693,124	-		1,693,124
Defined benefit liabilities	715,930	-	-		-	-		715,930	-		715,930
Other non-current provisions	555,927	-	-		-	-		555,927	-		555,927
Non-current lease liabilities	11,658,255	-	-		-	-		11,658,255	-		11,658,255
Deferred tax liabilities	765,511	-	-		-	-		765,511	-		765,511
Deferred underwriting commissions	-	3,220,000	-		3,220,000	(3,220,000)	C	-	-		-
Warrant liabilities	-	291,917	-		291,917	5,205	N	297,122	-		297,122
Call option liability	5,289,703	-	-		-	-		5,289,703	-		5,289,703
Earnout liability	10,548,157	-	-		-	-		10,548,157	-		10,548,157
Consideration payable, non-current	11,572,202	-	-		-	-		11,572,202			11,572,202
Class A common stock subject to possible redemption	-	96,421,593	(42,753,728)	K	53,667,865	(53,667,865)	G	-	-		-

Total non-current liabilities	43,020,232	99,933,510	(42,753,728)		57,179,782	(56,882,660)		43,317,354	-		43,317,354

Total liabilities	73,761,590	100,880,494	(42,753,728)		58,126,766	(46,968,904)		84,919,452	(772,190)		84,147,262

Class A common stock subject to possible redemption	-	-	-		-	-		-	-		-

EQUITY
Share capital	-	-	-		-	-		-	-		-
Global Star preferred stock	-	-	-		-	-		-	-		-
K Enter preferred stock	133	-	-		-	3	S	-	-		-
						(136)	T
K Enter common stock	1,003	-	-		-	397	T	-	-		-
						(1,343)	E
						(57)	U
Pubco ordinary shares	-	-	-		-	6,100	E	7,021	(515)	G	6,506
						921	P
Global Star Class A common stock	-	62	-		62	515	G	-	-		-
						230	I
						97	M
						17	N
						(921)	P
Global Star Class B common stock	-	230	-		230	(230)	I	-	-		-
K Enter treasury stock	(57)	-				57	U	-			-
Preferred stock subscription receivable	(4,651,500)					4,651,500	S	-			-
Additional paid-in capital	112,875,345	-	-		-	(3,536,165)	D	211,128,832	(54,972,133)	G	156,561,246
						(4,757)	E		404,547	H
						(4,988,169)	F
						53,667,350	G
						45,951,411	H
						(97)	M
						1,494,778	N
						1,150,000	R
						4,519,397	S
						(261)	T
Other reserves	-	-	-		-	-		-	-		-
Retained earnings (Accumulated deficit)	(3,134,686)	(3,280,987)	-		(3,280,987)	4,988,169	F	(61,812,028)	(404,547)	H	(61,444,385)
						(45,951,411)	H		772,190	D
						372,899	J
						(13,656,012)	D
						(1,150,000)	R
Accumulated other comprehensive income (loss)	18,496	-	-		-			18,496	-		18,496

Equity attributable to the equity holders of the Company	105,108,734	(3,280,695)	-		(3,280,695)	47,514,282		149,342,321	(54,200,458)		95,141,863
Non-controlling interest	199,166	-	-		-	-		199,166	-		199,166

Total equity	105,307,900	(3,280,695)	-		(3,280,695)	47,514,282		149,541,487	(54,200,458)		95,341,029

Total equity and liabilities	$179,069,490	$97,599,799	$(42,753,728)		$54,846,071	$545,378		$234,460,939	$(54,972,648)		$179,488,291

(1)	The unaudited pro forma condensed combined balance sheet for Pubco as of June 30, 2023, combines the unaudited pro forma combined balance sheet for New K Enter(2) as of June 30, 2023 with the historical unaudited balance sheet of Global Star as of June 30, 2023.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

FOR NEW K ENTER

AS OF JUNE 30, 2023 (2)

	Play Company as converted to USD (Note 2) (IFRS Historical)	K Enter (IFRS Historical - Note 4)	Transaction Accounting Adjustments		New K Enter Pro Forma Combined (IFRS Historical - Note 4)
ASSETS
Current assets
Cash and cash equivalents	$5,481,401	$1,605,297	$-		$7,086,698
Short-term financial instruments	312,418	-	-		312,418
Accounts receivable – trade	3,918,651	-	-		3,918,651
Other receivables		40,172			40,172
Short-term loans, net	556,230	-	-		556,230
Accounts receivable – other, net	86,737	-	-		86,737
Value added tax receivables	241,853	-	-		241,853
Other current assets	445,306	247,526	-		692,832
Inventories, net	392,418	-	-		392,418

Total current assets	11,435,014	1,892,995	-		13,328,009

Non-current assets
Long-term financial instruments	222,867	-	-		222,867
Long-term loans, net	-	-	-		-
Long-term investment securities	444,156	-	-		444,156
Property, plant and equipment, including right-of-use	15,439,997	-	-		15,439,997
Property and equipment, net		33,037			33,037
Operating lease right-of-use assets, net		219,439			219,439
Intangible assets other than goodwill	3,847,992	-	-		3,847,992
Goodwill	2,479,684	-	139,557,535	A	142,037,219
Other non-current financial assets	1,368,453	1,029,026	-		2,397,479
Other non-current non-financial assets	408,552	-	-		408,552
Deferred tax assets	690,743	-	-		690,743
Investments held in Trust Account	-	-	-		-

Total non-current assets	24,902,444	1,281,502	139,557,535		165,741,481

Total assets	$36,337,458	$3,174,497	$139,557,535		$179,069,490

LIABILITIES
Current liabilities
Trade and other payables	$5,869,292	$357,568	$-		$6,226,860
Other current non-financial liabilities	254,611	-	-		254,611
Short-term borrowings	2,428,288	-	-		2,428,288
Current portion of long-term borrowings, net	18,941	-	-		18,941
Current lease liabilities	1,395,785	119,060	-		1,514,845
Current tax liabilities	2,316,761	-	-		2,316,761
Due to Sponsor	-	-	-		-
Promissory note – related party	-	-	-		-
Consideration payable	-	-	13,476,767	A	13,476,767
Contingent consideration payable			4,504,285	A	4,504,285
Accrued franchise tax payable	-	-	-		-
Accrued expenses	-	-	-		-

Total current liabilities	12,283,678	476,628	17,981,052		30,741,358

Non-current liabilities
Trade and other non-current payables	221,423	-	-		221,423
Long-term borrowings, excluding current portion, net	1,693,124	-	-		1,693,124
Defined benefit liabilities	715,930	-	-		715,930
Other non-current provisions	555,927	-	-		555,927
Non-current lease liabilities	11,559,225	99,030	-		11,658,255
Deferred tax liabilities	765,511	-	-		765,511
Deferred underwriting commissions	-	-	-		-
Warrant liabilities	-	-	-		-
Call option liability	-	-	5,289,703	A	5,289,703
Earnout liability	-	-	10,548,157	A	10,548,157
Consideration payable, non-current	-	-	11,572,202	A	11,572,202
Class A common stock subject to possible redemption	-	-	-		-

Total non-current liabilities	15,511,140	99,030	27,410,062		43,020,232

Total liabilities	27,794,818	575,658	45,391,114		73,761,590

Class A common stock subject to possible redemption	-	-	-		-

EQUITY
Share capital	379,420	-	(379,420)	A	-
Global Star preferred stock	-	-	-		-
K Enter preferred stock		133			133
K Enter common stock		1,000	3	A	1,003
Pubco ordinary shares	-	-	-		-
Global Star Class A common stock	-	-	-		-
Global Star Class B common stock	-	-	-		-
K Enter treasury stock		(57)			(57)
Preferred stock subscription receivable		(4,651,500)			(4,651,500)
Additional paid-in capital	-	10,365,453	102,509,892	A	112,875,345
Other reserves	(21,092,860)	-	21,092,860	A	-
Retained earnings (Accumulated deficit)	29,056,914	(3,134,686)	(29,056,914)	A	(3,134,686)
Accumulated other comprehensive income (loss)	-	18,496	-		18,496

Equity attributable to the equity holders of the Company	8,343,474	2,598,839	94,166,421		105,108,734
Non-controlling interest	199,166	-	-		199,166

Total equity	8,542,640	2,598,839	94,166,421		105,307,900

Total equity and liabilities	$36,337,458	$3,174,497	$139,557,535		$179,069,490

(2)	The unaudited pro forma condensed combined balance sheet for New K Enter as of June 30, 2023, combines the historical unaudited balance sheet of Play Company as of June 30, 2023, with the historical audited balance sheet of K Enter as of June 30, 2023 as adjusted for conversion to IFRS (see also Note 4 — “IFRS Conversion and Presentation Alignment”).

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR PUBCO

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (3)

	New K Enter Pro Forma	Global Star	Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Combined (IFRS Historical)	(IFRS Historical - Note 4)	Transaction Accounting Adjustments		Pro Forma Combined (IFRS)	Transaction Accounting Adjustments	Pro Forma Combined (IFRS)
Sales revenue	$32,026,963	$-	$-		$32,026,963	$-	$32,026,963
Cost of sales	(28,468,564)	-	-		(28,468,564)	-	(28,468,564)
Gross profit	3,558,399	-	-		3,558,399	-	3,558,399
Selling, general, and administrative expenses	(4,558,830)				(4,558,830)	-	(4,558,830)
Operational costs	-	(760,879)	61,666	BB	(699,213)	-	(699,213)
Transaction costs	-	-	-		-	-	-
Other income	111,970	-	-		111,970		111,970
Other expenses	(4,714)	-	-		(4,714)	-	(4,714)
Operating income (loss)	(893,175)	(760,879)	61,666		(1,592,388)	-	(1,592,388)
Other income (expense)	(2,491)	-	-		(2,491)	-	(2,491)
Finance income	1,094,254	-	-		1,094,254	-	1,094,254
Finance costs	(722,910)	-	-		(722,910)	-	(722,910)
Change in fair value of warrant liability	-	44,611	-		44,611	-	44,611
Interest income	14	199	-		213	-	213
Interest income on marketable securities held in Trust Account	-	2,155,537	(2,155,537)	AA	-	-	-
Net income (loss) before taxes	(524,308)	1,439,468	(2,093,871)		(1,178,711)	-	(1,178,711)
Provision for taxes	(705,002)	(431,705)	431,705	CC	(705,002)	-	(705,002)
Net income (loss)	(1,229,310)	1,007,763	(1,662,166)		(1,883,713)	-	(1,883,713)
Net loss attributable to noncontrolling interest in subsidiaries	(353,286)	-	-		(353,286)	-	(353,286)
Income (loss) attributable to shareholders of PubCo	$(876,024)	$1,007,763	$(1,662,166)		$(1,530,427)	$-	$(1,530,427)
Basic and diluted net income (loss) per share
Basic and diluted net income per share, redeemable Class A common stock		$0.08
Basic and diluted net income per share, Class B common stock		$0.08
Pro forma weighted average number of shares outstanding – basic and diluted					70,195,981 (4)		65,048,047 (4)
Pro forma net loss per share – basic and diluted					$(0.03)		$(0.03)

(3)	The unaudited pro forma condensed combined statement of operations for PubCo for the six months ended June 30, 2023, combines the unaudited pro forma condensed combined statement of operations for Play Company as converted to USD and K Enter(5) for the six months ended June 30, 2023 with the historical unaudited statement of operations of Global Star for the six months ended June 30, 2023.
(4)	Please refer to Note 8 — “Net Loss per Share” for details.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR NEW K ENTER

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (5)

	Play Company as converted to USD (Note 2) (IFRS Historical)	K Enter (IFRS Historical - Note 4)	Transaction Accounting Adjustments	New K Enter Pro Forma Combined (IFRS Historical)
Sales revenue	$32,026,963	$-	$-	$32,026,963
Cost of sales	(28,468,564)	-	-	(28,468,564)
Gross profit	3,558,399	-	-	3,558,399
Selling, general, and administrative expenses	(1,426,621)	(3,132,209)	-	(4,558,830)
Other income	111,970	-	-	111,970
Other expenses	(4,714)	-	-	(4,714)
Operating income (loss)	2,239,034	(3,132,209)	-	(893,175)
Other income (expense)	-	(2,491)	-	(2,491)
Finance income	1,094,254	-	-	1,094,254
Finance costs	(722,910)	-	-	(722,910)
Interest income	-	14	-	14
Net income (loss) before taxes	2,610,378	(3,134,686)	-	(524,308)
Provision for taxes	(705,002)	-	-	(705,002)
Net income (loss)	1,905,376	(3,134,686)	-	(1,229,310)
Net loss attributable to noncontrolling interest in subsidiaries	(353,286)	-	-	(353,286)
Income (loss) attributable to shareholders of Play Company	$2,258,662	$(3,134,686)	$-	$(876,024)
Basic and diluted net income (loss) per share	$24.69	$(29.86)
Basic and diluted net income (loss) per share, redeemable Class A common stock

(5)	The unaudited pro forma condensed combined statement of operations for New K Enter for the six months ended June 30, 2023, combines the historical statement of operations of Play Company for the six months ended June 30, 2023 as converted to USD, with the historical audited statement of operations of K Enter for the period of January 4, 2023 (Inception) through June 30, 2023, as adjusted for conversion to IFRS (see also Note 4 — “IFRS Conversion and Presentation Alignment”).

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR PUBCO

FOR THE YEAR ENDED DECEMBER 31, 2022 (6)

	New K Enter Pro Forma	Global Star	Scenario 1: No Additional Redemption Scenario			Scenario 2: Maximum Redemption Scenario
	Combined (IFRS Historical)	(IFRS Historical - Note 4)	Transaction Accounting Adjustments		Pro Forma Combined (IFRS)	Transaction Accounting Adjustments		Pro Forma Combined (IFRS)
Revenue	$130,844,625	$-	$-		$130,844,625	$-		$130,844,625
Cost of sales	(116,701,220)	-	-		(116,701,220)	-		(116,701,220)

Gross profit	14,143,405	-	-		14,143,405	-		14,143,405

Operating expenses	-	(547,868)	32,000	BB	(515,868)	-		(515,868)
Selling, general, and administrative expenses	(3,984,083)	-	-		(3,984,083)	-		(3,984,083)
Stock-based compensation expense	-	-	(1,150,000)	EE	(1,150,000)	-		(1,150,000)
Other income	65,385	-	-		65,385	-		65,385
Other expenses	(35,732)	-	-		(35,732)	-		(35,732)
Transaction costs	-	-	(45,951,411)	CC	(59,050,241)	(404,547)	CC	(58,682,598)
			(13,098,830)	FF		772,190	FF
Operating income (loss)	10,188,975	(547,868)	(60,168,241)		(50,527,134)	367,643		(50,159,491)

Other income (expense)
Finance income	945,322	-	-		945,322	-		945,322
Finance costs	(1,402,190)	-	-		(1,402,190)	-		(1,402,190)
Change in fair value of over-allotment liability	-	7,619	-		7,619	-		7,619
Change in fair value of warrant liability	-	730,277	-		730,277	-		730,277
Interest income	-	206	-		206	-		206
Interest income on marketable securities held in Trust Account	-	844,178	(844,178)	AA	-	-		-

Net income (loss) before taxes	9,732,107	1,034,412	(61,012,419)		(50,245,900)	367,643		(49,878,257)

Provision for taxes	(2,080,161)	(135,321)	135,321	DD	(2,080,161)	-		(2,080,161)

Net income (loss)	7,651,946	899,091	(60,877,098)		(52,326,061)	347,643		(51,958,418)
Net loss attributable to noncontrolling interest in subsidiaries	(199,583)	-	-		(199,583)	-		(199,583)

Income (loss) attributable to shareholders of PubCo	$7,851,529	$899,091	$(60,877,098)		$(52,126,478)	$367,643		$(51,758,835)

Basic and diluted net income per share	$78.52

Basic net income per share, Class A common stock subject to possible redemption		$0.19

Basic net income per share, Class B common stock		$0.19

Pro forma weighted average number of shares outstanding – basic and diluted					70,195,981 (4)			65,048,047 (4)

Pro forma net loss per share – basic and diluted					$(0.75)			$(0.80)

(6)	The unaudited pro forma condensed combined statement of operations for PubCo for the year ended December 31, 2022, combines the unaudited pro forma condensed combined statement of operations for New K Enter(7) for the year ended December 31, 2022 with the historical audited statement of operations of Global Star for the year ended December 31, 2022.
(4)	Please refer to Note 8 — “Net Loss per Share” for details.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR NEW K ENTER

FOR THE YEAR ENDED DECEMBER 31, 2022 (7)

	Play Company as converted to USD (Note 2) (IFRS Historical)	K Enter (US GAAP Historical)	Transaction Accounting Adjustments	New K Enter Pro Forma Combined (IFRS Historical)
Revenue	$130,844,625	$-	$-	$130,844,625
Cost of sales	(116,701,220)	-	-	(116,701,220)

Gross profit	14,143,405	-	-	14,143,405

Operating expenses	-	-	-	-
Selling, general, and administrative expenses	(3,984,083)	-	-	(3,984,083)
Stock-based compensation expense	-	-	-	-
Other income	65,385	-	-	65,385
Other expenses	(35,732)	-	-	(35,732)
Operating income (loss)	10,188,975	-	-	10,188,975
Other income (expense)
Finance income	945,322	-	-	945,322
Finance costs	(1,402,190)	-	-	(1,402,190)
Net income (loss) before taxes	9,732,107	-	-	9,732,107

Provision for taxes	(2,080,161)	-	-	(2,080,161)

Net income (loss)	7,651,946	-	-	7,651,946
Net loss attributable to noncontrolling interest in subsidiaries	(199,583)	-	-	(199,583)

Income (loss) attributable to shareholders of Play Company	$7,851,529	$-	$-	$7,851,529

Basic and diluted net income per share	$78.52	$-		$78.52

(7)	The unaudited pro forma condensed combined statement of operations for New K Enter for the year ended December 31, 2022, presents the historical audited statement of operations of Play Company, as adjusted for translation to USD for the year ended December 31, 2022. K Enter was incorporated on January 4, 2023, therefore there is no historical statement of operations for the year ended December 31, 2022 for K Enter is included in the unaudited pro forma condensed combined statement of operations for New K Enter as of December 31, 2022

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Transactions

Proposed Transaction

Global Star has entered into the Merger Agreement, dated as of June 15, 2023 (as it may be amended from time to time), which provides for a Business Combination between Global Star and K Enter. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of Global Star, Global Star will reincorporate to Cayman Islands by merging with and into K Wave Media Ltd, a Cayman Islands exempted company and wholly owned subsidiary of Global Star (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one (1) business day following the Reincorporation Merger, GLST Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of PubCo, will be merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.” On July 13, 2023, PubCo and Merger Sub executed a written joinder agreement to become parties to the Merger Agreement, accordingly, the Merger Agreement is by and among Global Star, PubCo, Merger Sub, and K Enter.

Upon the closing of the Reincorporation Merger, (i) each issued and outstanding share of common stock of Global Star, other than Global Star common stock owned by Global Star as treasury shares or any Global Star common stock owned by any direct or indirect wholly owned subsidiary of Global Star, will be converted into one ordinary share of PubCo (the “PubCo Ordinary Share”), (ii) each issued and outstanding warrant of Global Star will convert automatically into a warrant to purchase one PubCo Ordinary Share at a price of $11.50 per whole share (the “PubCo Warrant”), (iii) each issued and outstanding right of Global Star shall convert automatically into a right to receive one-tenth (1/10) of one PubCo Ordinary Share at the closing of a business combination (the “PubCo Right”), and (iv) each issued and outstanding unit of Global Star shall separate and convert automatically into one PubCo Ordinary Share, one PubCo Warrant, and one PubCo Right. At the closing of the Reincorporation Merger, all common stock, warrants, rights, units and other securities of Global Star shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

Upon the closing of the Acquisition Merger, (i) each share of K Enter capital stock, if any, that is owned by Global Star or Merger Sub (or any other subsidiary of Global Star) or K Enter (as treasury stock or otherwise), will automatically be cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding shall be deemed converted into shares of K Enter common stock, (iii) each share of K Enter common stock issued and outstanding, including shares of K Enter common stock deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, shall be converted into the right to receive a number of PubCo Ordinary Shares equal to the Conversion Ratio, and (iv) each share of Merger Sub common stock issued and outstanding shall be converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock.

The total consideration for the Acquisition Merger is $610,000,000, payable in the form of 61,000,000 newly issued PubCo Ordinary Shares valued at $10.00 per share to K Enter and its shareholders. At the closing of the Acquisition Merger, the issued and outstanding shares in K Enter held by the former K Enter shareholders will be cancelled and cease to exist, in exchange for the issue of an aggregate of 61,000,000 PubCo Ordinary Shares.

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement.”

Acquisition of Play Company

K Enter expects to close the equity purchase for Play Company following the date this proxy statement/prospectus on Form F-4 is declared effective by the SEC and before the closing of the Business Combination.

The acquisition of Play Company by K Enter will be accounted for in accordance with the acquisition method of accounting under IFRS 3, with Play Company considered to be the acquirer of K Enter. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction are expensed as incurred. K Enter and Play Company are referred to as “New K Enter” in these unaudited pro forma condensed combined financial statements.

Note 2 — Basis of Presentation and Accounting Policies

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that PubCo will experience. New K Enter and Global Star have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet and statements of operations reflects the acquisition of Play Company that is expected to close following the date this proxy statement/prospectus on Form F-4 is declared effective by the SEC and before the closing of the Business Combination as if it had occurred on June 30, 2023 and January 1, 2022, respectively.

The historical financial statements of Play Company have been prepared in accordance with IFRS as issued by the IASB and in its presentation and functional currency of the Korean Republic Won (“KRW”). The historical financial statements of Global Star have been prepared in accordance with U.S. GAAP and in its presentation and functional currency of the USD. The historical financial statements of K Enter have been prepared in accordance with U.S. GAAP and in its presentation currency of USD. The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting that will be used by PubCo. Global Star’s and K Enter’s historical financial statements have been converted from U.S. GAAP to IFRS to align with the basis of accounting that will be used by PubCo. See Note 4 – IFRS Conversion and Presentation Alignment.

The historical financial statements of Play Company have been translated into and are presented in USD using the following exchange rates:

●	at the period exchange rate as of June 30, 2023 of US$1.00 to KRW$1,317.80 for the balance sheet;

●	the average exchange rate for the six months ended June 30, 2023 of US$1.00 to KRW$1,296.17 for the statement of operations for the period ending on that date;

●	the average exchange rate for the year ended December 31, 2022 of US$1.00 to KRW$1,291.78 for the statement of operations for the period ending on that date;

The following table presents the conversion of the Play Company historical unaudited Balance Sheet at June 30,2023 from KRW to USD using the period exchange rate as of June 30, 2023:

Play Company

Balance Sheet

June 30, 2023

	KRW	KRW to USD average exchange rate	As converted to USD
ASSETS
Current assets
Cash and cash equivalents	$7,223,395,451	0.00075884	$5,481,401
Short-term financial instruments	411,704,550	0.00075884	312,418
Accounts receivable – trade	5,164,001,903	0.00075884	3,918,651
Short-term loans, net	733,000,000	0.00075884	556,230
Accounts receivable – other, net	114,301,959	0.00075884	86,737
Value added tax receivables	318,713,648	0.00075884	241,853
Other current assets	586,824,960	0.00075884	445,306
Inventories, net	517,128,439	0.00075884	392,418
Total current assets	15,069,070,910		11,435,014
Non-current assets
Long-term financial instruments	293,694,689	0.00075884	222,867
Long-term investment securities	585,308,933	0.00075884	444,156
Property, plant and equipment, including right-of-use	20,346,841,086	0.00075884	15,439,997
Intangible assets other than goodwill	5,070,887,416	0.00075884	3,847,992
Goodwill	3,267,730,349	0.00075884	2,479,684
Other non-current financial assets	1,803,348,998	0.00075884	1,368,453
Other non-current non-financial assets	538,389,679	0.00075884	408,552
Deferred tax assets	910,262,245	0.00075884	690,743
Total non-current assets	32,816,463,395		24,902,444
Total assets	47,885,534,305		36,337,458

LIABILITIES
Trade and other payables	7,734,557,788	0.00075884	5,869,292
Other current non-financial liabilities	335,526,543	0.00075884	254,611
Short-term borrowings	3,200,000,000	0.00075884	2,428,288
Current portion of long-term borrowings, net	24,960,000	0.00075884	18,941
Current lease liabilities	1,839,366,273	0.00075884	1,395,785
Current tax liabilities	3,053,029,238	0.00075884	2,316,761
Total current liabilities	16,187,439,842		12,283,678
Non-current liabilities
Trade and other non-current payables	291,791,138	0.00075884	221,423
Long-term borrowings, excluding current portion, net	2,231,200,000	0.00075884	1,693,124
Defined benefit liabilities	943,453,766	0.00075884	715,930
Other non-current provisions	732,600,622	0.00075884	555,927
Non-current lease liabilities	15,232,757,071	0.00075884	11,559,225
Deferred tax liabilities	1,008,790,750	0.00075884	765,511
Total non-current liabilities	20,440,593,347		15,511,140
Total liabilities	36,628,033,189		27,794,818

EQUITY
Share capital	500,000,000	0.00075884	379,420
Other reserves	(27,796,188,646)	0.00075884	(21,092,860)
Retained earnings (Accumulated deficit)	38,291,225,845	0.00075884	29,056,914
Equity attributable to the equity holders of the Company	10,995,037,199		8,343,474
Non-controlling interest	262,463,917	0.00075884	199,166
Total equity	11,257,501,116		8,542,640
Total equity and liabilities	$47,885,534,305		$36,337,458

The following table presents the conversion of the Play Company historical unaudited statement of comprehensive income for the six months ended June 30,2023 from KRW to USD using the average exchange rate for the six months ended June 30, 2023:

Play Company

Statement of Comprehensive Income

For the Six Months Ended June 30, 2023

	KRW	KRW to USD average exchange rate	As converted to USD
Revenue	$41,512,267,221	0.000771506	$32,026,963
Cost of sales	(36,899,990,048)	0.000771506	(28,468,564)
Gross profit	4,612,277,173		3,558,399

Operating expenses
Selling, general, and administrative expenses	(1,849,137,439)	0.000771506	(1,426,621)
Other income	145,132,238	0.000771506	111,970
Other expenses	(6,110,057)	0.000771506	(4,714)
Operating income (loss)	2,902,161,915		2,239,034

Other income (expense)
Finance income	1,418,335,427	0.000771506	1,094,254
Finance costs	(937,011,779)	0.000771506	(722,910)
Net income (loss) before taxes	3,383,485,563		2,610,378

Provision for taxes	(913,799,552)	0.000771506	(705,002)
Net income (loss)	2,469,686,011		1,905,376
Net loss attributable to noncontrolling interest in subsidiaries	(457,917,729)	0.000771506	(353,286)
Income (loss) attributable to shareholders of Play Company	$2,927,603,740		$2,258,662

Weight average shares outstanding, basic and diluted			91,477
Basic and diluted net income per share			$24.69

The following table presents the conversion of the Play Company historical audited statement of comprehensive income for the year ended December 31, 2022, from KRW to USD using the average exchange rate for the year ended December 31, 2022:

Play Company

Statement of Comprehensive Income

For the Year Ended December 31, 2022

	KRW	KRW to USD average exchange rate	As converted to USD
Revenue	$169,022,387,853	0.000774126	$130,844,625
Cost of sales	(150,752,229,607)	0.000774126	(116,701,220)
Gross profit	18,270,158,246		14,143,405

Operating expenses
Selling, general, and administrative expenses	(5,146,556,345)	0.000774126	(3,984,083)
Other income	84,462,461	0.000774126	65,385
Other expenses	(46,157,527)	0.000774126	(35,732)
Operating income (loss)	13,161,906,835		10,188,975

Other income (expense)
Finance income	1,221,147,034	0.000774126	945,322
Finance costs	(1,811,320,650)	0.000774126	(1,402,190)
Net income (loss) before taxes	12,571,733,219		9,732,107

Provision for taxes	(2,687,108,527)	0.000774126	(2,080,161)
Net income (loss)	9,884,624,692		7,651,946
Net loss attributable to noncontrolling interest in subsidiaries	(257,817,835)	0.000774126	(199,583)
Income (loss) attributable to shareholders of Play Company	$10,142,442,527		$7,851,529

Weight average shares outstanding, basic and diluted			100,000
Basic and diluted net income per share			$78.52

On August 22, 2023, Global Star held an extraordinary general meeting, at which Global Star’s stockholders approved extending the date by which Global Star had to complete a Business Combination from September 22, 2023 to July 22, 2024, provided the Sponsor or its designees deposit into the Trust Account an amount equal to $125,000, prior to the commencement of each extension period. In connection with the approval of the extension, stockholders elected to redeem an aggregate of 4,052,066 shares of Class A common stock (the “August Redemptions”). As a result, an aggregate of approximately $42.8 million, or approximately $10.55 per share, was released from the Trust Account to pay such stockholders. In addition, the Global Star stockholders also approved the Charter Amendment to eliminate from the Amended and Restated Certificate of Incorporation (the “GLST Charter”) the limitation that the Company shall not redeem Public Shares to the extent that such redemptions would cause the Company’s net tangible assets to be less than $5,000,001.

Global Star has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of Global Star public stock into cash as more fully described below:

●	Scenario 1 — Assuming Additional No Redemptions: This presentation assumes that, after the August Redemptions, no public stockholders of Global Star exercise redemption rights with respect to their Class A common stock upon consummation of the Business Combination.

●

Scenario 2 — Assuming Maximum Redemptions: This presentation assumes that Global Star public stockholders holding 5,147,934 shares of Global Star Class A common stock will exercise their redemption rights for $55.0 million upon consummation of the Business Combination at a redemption price of approximately $10.68 per share, subject to reduction for the payment of taxes. The maximum redemption amount reflects the maximum number of Global Star’s Class A common stock that can be redeemed. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following summarizes the pro forma shares of K Wave ordinary shares issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:

	No Additional Redemptions		Maximum Redemptions
Pro Forma Ownership	Number of Shares	Percent Outstanding	Number of Shares	Percent Outstanding
K Enter stockholders(1)	61,160,000	87.2%	61,160,000	94.0%
Global Star public stockholders(2)	6,067,934	8.6%	920,000	1.4%
Sponsor and Initial Stockholders(3)	2,853,047	4.0%	2,853,047	4.4%
Representative Shares	115,000	0.2%	115,000	0.2%
Total shares outstanding	70,195,981		65,048,047

(1)	Includes 61,000,000 rollover equity shares of K Enter stockholders and 160,000 shares of Global Star Founder shares owned by K Enter.
(2)	Includes 9,200,000 Public Rights automatically converted into 920,000 shares of common stock upon consummation of the Business Combination.
(3)	Includes (a) 1,640,000 Founder Shares owned by the Sponsor, (b) 498,225 shares underlying the Private Units plus 498,225 Private Rights automatically converted into 49,822 shares of common stock upon consummation of the Business Combination owned by the Sponsor, (c) 150,000 shares of common stock underlying the Convertible Note plus 150,000 Convertible Note Rights automatically converted into 15,000 shares of common stock upon consummation of the Business Combination owned by the Sponsor and (d) 500,000 Founder Shares owned by the Initial Stockholders.

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

The share amounts and ownership percentages set forth above are not indicative of voting percentages and do not take into account GLST Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter.

Upon consummation of the Business Combination, management will perform a comprehensive review of the entity’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Accounting for the Transactions

The Business Combination is accounted for as a capital reorganization, with no goodwill or other intangible assets recorded, in accordance with IFRS 2. Under this method of accounting, Global Star is treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the assumption that:

●	New K Enter’s existing stockholders will hold a majority of the voting rights of PubCo post Business Combination under the No Additional Redemption Scenario and Maximum Redemption Scenario;

●	By virtue of such estimated voting interest upon the Closing, New K Enter’s existing stockholders will have the ability to control decisions regarding the election and removal of directors and officers of New K Enter following the Closing;

●	New K Enter will have control over the Board;

●	New K Enter’s operations will substantially comprise the ongoing operations of PubCo;

●	New K Enter is the larger entity in terms of substantive operations and employee base; and

●	New K Enter’s senior management will comprise the senior management of PubCo.

Another determining factor was that Global Star does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization within the scope of IFRS 2, where New K Enter issues stock for the net assets of Global Star. The net assets of Global Star are stated at historical cost, with no goodwill or intangible assets recorded. Any excess of the fair value of shares issued to Global Star over the fair value of Global Star’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The acquisition of Play Company by K Enter will be accounted for in accordance with the acquisition method of accounting under IFRS 3, with Play Company considered to be the acquirer of K Enter for financial reporting purposes. This determination was primarily based on the assumption that:

●	Play Company’s existing stockholders will hold a large minority voting interest in New K Enter where no other owner has a significant voting interest;

●	Play Company’s CEO has the ability to appoint a majority of directors of New K Enter’s board of directors;

●	Play Company’s CEO has the ability to appoint the senior management of New K Enter;

●	Play Company’s operations will substantially comprise the ongoing operations of New K Enter; and

●	Play Company is the larger entity in terms of substantive operations and employee base.

Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction are expensed as incurred.

Note 4 — IFRS Conversion and Presentation Alignment

The historical financial information of Global Star has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. Two adjustments required to convert Global Star’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to (i) reclassify Global Star Class A common stock subject to redemption to non-current financial liabilities under IFRS 2, as stockholders have the right to require Global Star to redeem the common stock and Global Star has an irrevocable obligation to deliver cash or another financial instrument for such redemption, and (ii) reclassify GLST Warrants from equity (under U.S. GAAP) to non-current financial liabilities under IAS 32 measured at fair value through profit or loss, due to the “cashless” settlement provisions in the warrant agreement.

There were no adjustments required to adjust the historical financial information of K Enter to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align Global Star’s historical financial information and K Enter’s historical financial information in accordance with the presentation of Play Company’s historical financial information.

BALANCE SHEET

FOR GLOBAL STAR

AS OF JUNE 30, 2023

	Global Star (US GAAP Historical)	IFRS Conversion and Presentation Alignment	Global Star (IFRS Historical)
ASSETS
Cash and cash equivalents	$301,966	$-	$301,966
Other current assets	194,356	-	194,356
Total current assets	496,322	-	496,322

Investments held in Trust Account	97,103,477	-	97,103,477
Total non-current assets	97,103,477	-	97,103,477

Total assets	$97,599,799	$-	$97,599,799

LIABILITIES
Trade and other payables	-	250,006	250,006
Current tax liabilities	567,026	-	567,026
Due to Sponsor	15,094	-	15,094
Accrued franchise tax payable	114,858	-	114,858
Accrued expenses	250,006	(250,006)	-
Total current liabilities	946,984	-	946,984

Deferred underwriting commissions	3,220,000	-	3,220,000
Warrant liabilities	-	291,917	291,917
Class A common stock subject to possible redemption	-	96,421,593	96,421,593
Total non-current liabilities	3,220,000	96,713,510	99,933,510

Total liabilities	4,166,984	96,713,510	100,880,494

Class A common stock subject to possible redemption	96,421,593	(96,421,593)	-

EQUITY
Global Star preferred stock	-	-	-
Global Star Class A common stock	62	-	62
Global Star Class B common stock	230	-	230
Additional paid-in capital	-	-	-
Retained earnings (Accumulated deficit)	(2,989,070)	(291,917)	(3,280,987)
Total stockholders’ equity	(2,988,778)	(291,917)	(3,280,695)

Total equity and liabilities	$97,599,799	$-	$97,599,799

STATEMENT OF OPERATIONS

FOR GLOBAL STAR

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Global Star (US GAAP Historical)	IFRS Conversion and Presentation Alignment	Global Star (IFRS Historical)
Operating expenses
Operational costs	$(760,879)	$-	$(760,879)
Total operating expenses	(760,879)	-	(760,879)

Loss from operations	(760,879)	-	(760,879)

Other income (expense)
Change in fair value of warrant liability	-	44,611	44,611
Interest income	199	-	199
Interest income on marketable securities held in Trust Account	2,155,537	-	2,155,537
Net income before taxes	1,394,857	44,611	1,439,468

Provision for taxes	(431,705)	-	(431,705)

Net income	$963,152	$44,611	$1,007,763

Basic and diluted net income per share, redeemable Class A common stock	$0.08		$0.08

Basic and diluted net income per share, Class B common stock	$0.08		$0.08

STATEMENT OF OPERATIONS

FOR GLOBAL STAR

FOR THE YEAR ENDED DECEMBER 31, 2022

	Global Star (US GAAP Historical)	IFRS Conversion and Presentation Alignment	Global Star (IFRS Historical)
Operating expenses
Operational costs	(547,868)	-	(547,868)
Total operating expenses	(547,868)	-	(547,868)

Loss from operations	(547,868)	-	(547,868)

Other income (expense)
Change in fair value of over-allotment liability	7,619	-	7,619
Change in fair value of warrant liability	-	730,277	730,277
Interest income	206	-	206
Interest income on marketable securities held in Trust Account	844,178	-	844,178
Net income before taxes	304,135	730,277	1,034,412

Provision for taxes	(135,321)	-	(135,321)

Net income	$168,814	$730,277	$899,091

Basic and diluted net income per share, redeemable Class A common stock	$0.04		$0.19

Basic and diluted net income per share, Class B common stock	$0.04		$0.19

BALANCE SHEET

FOR K ENTER

AS OF JUNE 30, 2023

	K Enter (US GAAP Historical)	IFRS Conversion and Presentation Alignment	K Enter (IFRS Historical)
ASSETS
Cash and cash equivalents	1,605,297	-	1,605,297
Other receivables	40,172	-	40,172
Prepaid expenses and other current assets	247,526	-	247,526
Total current assets	1,892,995	-	1,892,995

Property, plant and equipment, net	33,037	-	33,037
Operating lease right-of-use assets, net	219,439	-	219,439
Other non-current assets	1,029,026	-	1,029,026
Total non-current assets	1,281,502	-	1,281,502

Total assets	$3,174,497	$-	$3,174,497

LIABILITIES
Trade and other payables	-	357,568	357,568
Accounts payable	203,373	(203,373)	-
Accrued expenses and other current liabilities	154,195	(154,195)	-
Lease liability, current	119,060	-	119,060
Total current liabilities	476,628	-	476,628

Lease liability, non-current	99,030	-	99,030

Total liabilities	575,658	-	575,658

Equity
Preferred stock	133	-	133
Common stock	1,000	-	1,000
Treasury stock	(57)	-	(57)
Preferred stock subscription receivable	(4,651,500)		(4,651,500)
Additional paid-in capital	10,365,453	-	10,365,453
Accumulated deficit	(3,134,686)	(1,647)	(3,136,333)
Accumulated other comprehensive income	18,496	1,647	20,143
Total stockholders’ equity	2,598,839	-	2,598,839

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,174,497	$-	$3,174,497

STATEMENT OF OPERATIONS

FOR K ENTER

FOR THE PERIOD FROM JANUARY 4, 2023 (INCEPTION) THROUGH JUNE 30, 2023

	K Enter (US GAAP Historical)	IFRS Conversion and Presentation Alignment	K Enter (IFRS Historical)
Selling, general and administrative expenses	(3,132,209)	-	(3,132,209)
Total operating expenses	(3,132,209)	-	(3,132,209)

Loss from operations	(3,132,209)	-	(3,132,209)

Other income (expense)
Interest income (expense), net	14	-	14
Other income (expense), net	(2,491)	-	(2,491)
Total other expense	(2,477)	-	(2,477)

Provision for taxes	-	-	-

Net loss	(3,134,686)	-	(3,134,686)

Note 5 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

A.

Reflects the allocation, on a preliminary basis, of the cost associated with the acquisition of K Enter as if the acquisition had occurred on June 30, 2023. Play Company was determined to be the accounting acquirer under IFRS 3. The final allocation of the purchase consideration will be determined after the completion of a thorough analysis to determine the fair value of all assets acquired and liabilities assumed, but in no event later than one year following the completion of the transaction. Accordingly, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented herein. Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of New K Enter due to differences in the allocation of the purchase consideration, depreciation and amortization related to some of these assets and liabilities. The preliminary allocation of the purchase price is as follows:

Fair value of common stock issued (32,180 shares) (a)	$96,765,260
Fair value of Earnout liability (b)	10,548,157
Fair value of Call Option liability (c)	5,289,703
Cash to be paid (d)	25,048,969
Contingent consideration payable (e)	4,504,285
Total consideration	$142,156,374
Allocated to:
Cash	$1,605,297
Other receivables	40,172
Prepaid expenses and other current assets	247,526
Property, plant and equipment, net	33,037
Operating lease right-of-use assets, net	219,439
Other non-current assets	1,029,026
Accounts payable	(203,373)
Accrued expenses and other current liabilities	(154,195)
Lease liability, current	(119,060)
Lease liability, non-current	(99,030)
Net assets acquired	2,598,839
Excess of purchase price over net assets acquired before allocation to goodwill	$139,557,535

(a)	Play Company will be issued an estimated 32,180 shares of K Enter common stock, par value $0.0001, at a value of approximately $3,007 per share. The price per share was calculated as follows:

Total K Enter Enterprise Value	$610,000,000
Total expected shares K Enter common stock to be issued	202,890
Value per share of K Enter common stock	$3,007

(b)	The Earnout was determined to be part of the business combination (i.e., consideration) and therefore in accordance with IFRS 3, such contingent consideration will be measured at fair value at the acquisition date and included within the calculation of goodwill. The liability-classified arrangement is recorded at fair value at initial recognition; measurement is updated at each reporting date, with changes recognized in the income statement each reporting period until the arrangement is settled or derecognized. The terms of the Earnout state that depending on the achievement by Play Company of the annual average net profit for Fiscal Years 2023 to 2025, New K Enter shall make additional payments to the Seller as follows: (1) if the average net profit for the said years is less than 75% (KRW 12.105 billion) of the target amount separately agreed between the Parties (KRW 16.14 billion) or exceeds 125% of the said target amount (KRW 20.175 billion), New K Enter shall pay to the Seller in cash (KRW) on January 31, 2027 and January 31, 2028 (the “Payment Date”, respectively) an amount calculated by multiplying the achieved percentage based on the annual average net profit for Fiscal Years 2023 to 2025 by KRW 9.05 billion and (ii) if the average net profit for the said years is no less than 75% of the target amount (KRW 12.105 billion) and no greater than 125% of the target amount (KRW 20.175 billion) New K Enter shall pay KRW 9.05 billion to the Seller on each Payment Date. Each payment above shall be deemed as an adjustment to the Purchase Price. The Earnout was valued with a Monte Carlo Model simulation. The fair value was the discounted cash flow from the date of payment. The net profit was assumed to grow at a specified industry growth rate and fluctuate with the projected earnings volatility. The projected earnings volatility was based upon guideline public companies.

(c)	In accordance with IAS 32 and IFRS 9, the call option liability is representative of a financial liability to potentially issue equity shares and/or transfer assets of the combined entity; therefore, the call option liability will be measured at fair value at the acquisition date and included within the calculation of goodwill. The liability-classified arrangement is recorded at fair value at initial recognition; measurement is updated at each reporting date, with changes recognized in the income statement each reporting period until the arrangement is settled or derecognized. The fair value pricing of the call option liability was determined by applying the binomial option pricing model. The assumptions utilized in the option pricing model included: (a) equity share price of 10,010,425,600 KRW, (b) volatility of 43.75%, and (c) risk-free rate of 3.642%

(d)	Pursuant to the Play Company equity purchase agreement, an aggregate of KRW 36,233,103,400 (or approximately USD $25,048,969) will be paid as follows:

Payment Date	Purchase Price (KRW)	Purchase Price (USD)	Present Value (USD)
Within 3 months from the listing date	18,133,103,400	13,760,133	13,476,767
January 31, 2025	9,050,000,000	6,867,506	6,024,114
January 31, 2026	9,050,000,000	6,867,506	5,548,088
Total	36,233,103,400	27,495,145	25,048,969

(e)	An additional payment in cash may be owed to the owner of Play Company if the shares of PubCo that the shares of New K Enter’s common stock convert to at closing of the Acquisition Merger are sold during the three-month period (the “Sale Period”) following the six-month lock-up period of the newly issued shares of PubCo at a per share price less than the per share value at closing of the Acquisition Merger for the shortfall in share price. The amount to be paid will be reduced by (i) any realized gains from the sale of additional shares of PubCo by the owner of Play Company between the end of the Sale Period and December 31, 2026, and (ii) the unrealized gain as of December 31, 2026 for the shares that remain held by the owner of Play Company (calculated as the number of remaining shares of PubCo times the difference of (i) the average closing price of PubCo from December 1, 2026 to December 31, 2026 and (ii) the per-share value of PubCo at the closing of the Acquisition Merger). The contingent consideration liability is recorded at fair value determined using a Black Scholes model that values the put option related to the Shortfall payment obligation as detailed in the Shares Purchase Agreement.

B.	Reflects the liquidation and reclassification of $55.0 million of funds held in the Trust Account to cash that becomes available following the Business Combination.

C.	Reflects the settlement of deferred underwriting fees payable upon the closing of the Business Combination.

D.

Represents preliminary estimated transaction costs expected to be incurred by Global Star of approximately $0.68 million under the no additional redemption scenario and the maximum redemption scenario and by New K Enter of $18.5 million and $17.7 million, under the no additional redemption scenario and the maximum redemption scenario respectively, for legal, accounting, underwriting, due diligence, and other fees incurred as part of the Business Combination. The costs for Global Star are accounted for as a reduction in the combined cash account with a corresponding reduction in accumulated deficit.

Under the no redemption scenario, for the New K Enter transaction costs of $18.5 million, $1.3 million has been paid and $0.5 million has been accrued as of the date of the pro forma balance sheet date, $13.1 million is reflected as an adjustment to accumulated deficit and $3.5 million is included as an adjustment to additional paid-in capital. Under the maximum redemption scenario, for the New K Enter transaction costs of $17.7 million, $1.3 million has been paid and $0.5 million has been accrued as of the date of the pro forma balance sheet date, $12.3 million is reflected as an adjustment to accumulated deficit and $3.5 million is included as an adjustment to additional paid-in capital. The adjustment to accumulated losses includes $10.5 million and $9.7 million related to success fees, for the no additional redemption and the maximum redemption scenarios, respectively, with a corresponding increase to trade and other payables as 30% of the success fee is due three months after the Combined Company is listed and traded publicly and 70% of the success fee is due twelve months after the Combined Company is listed and traded publicly. These transaction costs are non-recurring.

For the Global Star transaction costs, $0.09 million has been accrued and $0.02 million has been paid as of the pro forma balance sheet date. The amount of $0.6 million is reflected as an adjustment to accumulated deficit. The Global Star estimated transaction costs exclude the deferred underwriting commissions included (C) above.

E.	Represents the exchange of outstanding New K Enter shares into 61,000,000 PubCo Ordinary Shares at par value of $0.0001 per share upon the consummation of the Business Combination.

F.	Represents the elimination of Global Star’s historical accumulated losses after recording the transaction costs to be incurred by Global Star as described in (D) above and the stock-based compensation as described in (R) below.

G.	The No Additional Redemption Scenario assumes that, after the August Redemptions, no Global Star stockholders exercise their redemption rights for cash and the Class A common stock subject to redemption amounting to $53.7 million would be transferred to permanent equity. The Maximum Redemption Scenario reflects the redemption, after the August Redemptions, of 5,147,934 shares of Global Star Class A common stock for aggregate redemption payments of $55.0 million at a redemption price of approximately $10.68 per share as of October 31, 2023, subject to reduction for the payment of taxes.

H.	In the No Additional Redemption Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by PubCo and the fair value of Global Star’s identifiable net assets at the date of the Business Combination, resulting in a $45.9 million increase to accumulated deficit. In the Maximum Redemption Scenario, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by PubCo and the fair value of Global Star’s identifiable net assets at the date of the Business Combination, resulting in a $46.4 million increase to accumulated deficit. The fair value of shares issued was estimated based on a market price of $10.60 per share (as of October 16, 2023). The value is preliminary and will change based on fluctuations in the share price of the Global Star common stock through the Closing Date. In the No Additional Redemption Scenario, a one percent change in the market price per share would result in a change of $0.9 million in the estimated expense. In the Maximum Redemption Scenario, a one percent change in the market price per share would result in a change of $0.4 million in the estimated expense.

	No Additional Redemption Scenario		Maximum Redemption Scenario
	Shares	Dollars	Shares	Dollars
Global Star shareholders
Public shareholders(1)	6,067,934		920,000
Sponsor and other shareholders(2)	2,968,047		2,968,048
Deemed costs of shares to be issued to Global Star shareholders		$95,781,399		$41,213,298
Net assets of Global Star as of June 30, 2023		50,679,087		50,679,087
Less: Global Star Transaction Costs		(557,182)		(557,182)
Less: Global Star Warrant liabilities		(291,917)		(291,917)
Less: Effect of redemption of Global Star Class A common stock		-		(54,972,648)
Adjusted net assets (liabilities) of Global Star as of June 30, 2023		49,829,988		(5,142,660)
Difference – being IFRS 2 charge for listing services		$45,951,411		$46,355,958

(1)	Includes 9,200,000 Public Rights automatically converted into 920,000 shares of common stock upon consummation of the Business Combination.
(2)	Includes 498,225 Private Rights automatically converted into 49,822 shares of common stock upon consummation of the Business Combination and includes 150,000 Convertible Note Rights automatically converted into 15,000 shares of common stock upon consummation of the Business Combination.

I.	Reflects the conversion of Global Star Class B common stock into Class A common stock on a one-for-one basis upon consummation of the Business Combination.

J.	Reflects the net effect of interest earned in the Trust Account subsequent to June 30, 2023.

K.	Reflects the redemption of 4,052,066 shares of Global Star Class A common stock for a cash payment of $42.8 million, or $10.55 per share, on August 22, 2023 to extend the date by which the Company must consummate its initial business combination from September 22, 2023 to June 22, 2024, provided the Sponsor or its designees deposit into the Trust Account an amount equal to $125,000 prior to the commencement of each extension period.

L.	Reflects the proceeds received from the Sponsor under the July 31, 2023 convertible promissory note subsequent to June 30, 2023.

M.	Reflects the conversion of 9,698,225 GLST Rights into 969,823 ordinary shares upon the closing of the Business Combination.

N.	Reflects the conversion of $1.5 million of the July 31, 2023 convertible promissory note into 150,000 units of Global Star at a price of $10.00 per unit and the payment of the remaining balance of $100,000 in cash upon consummation of the Business Combination. Each unit consists of one share of GLST Class A common stock, one GLST Warrant, and one GLST Right. Also reflects the conversion of 150,000 GLST Rights into 15,000 shares of GLST Class A common stock upon the closing of the Business Combination. The warrants were recorded as non-current financial liabilities under IAS 32.

O.	Reflects the payment of the amount Due to Sponsor upon consummation of the Business Combination.

P.	Reflects the conversion of GLST Class A common stock into PubCo ordinary shares upon consummation of the Business Combination.

Q.	Reflects the extension payment made to the Trust Account subsequent to June 30, 2023.

R.	Reflects the recognition of stock-based compensation related to the sale of Founders Shares to Global Star’s directors and strategic advisors upon consummation of the Business Combination.

S.	Reflects the issuance of 22,172 shares of New K Enter Series A preferred stock, par value $0.0001, for consideration received of $6,651,500 and the issuance of 4,199 shares of New K Enter Series A-1 preferred stock, par value $0.0001, for consideration received of $2,519,400, subsequent to June 30, 2023.

T.	Reflects the conversion of 35,484 shares of New K Enter Series A preferred stock to New K Enter common stock, par value $0.01, and the conversion of 4,199 shares of New K Enter Series A-1 preferred stock to New K Enter common stock, par value $0.01, at a conversion ratio of 1:1 at the consummation of the business combination.

U.	Reflects the retirement of New K Enter treasury stock upon consummation of the Business Combination.

Note 6 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2023

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 are as follows:

AA.	Reflects the elimination of interest income generated from the investments held in the Trust Account.

BB.	Reflects the elimination of administrative service fees that will cease to be paid upon the closing of the Business Combination.

CC.	Reflects the income tax impacts of the pre-tax transaction adjustments.

Note 7 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2022

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 are as follows:

AA.	Reflects the elimination of interest income generated from the investments held in the Trust Account.

BB.	Reflects the elimination of administrative service fees that will cease to be paid upon the closing of the Business Combination.

CC.	Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by PubCo over the fair value of Global Star’s identifiable net assets at the date of the Business Combination, as described in (H) above. This cost is a non-recurring item.

DD.	Reflects the income tax impacts of the pre-tax transaction adjustments.

EE.	Reflects the recognition of stock-based compensation related to the sale of Founders Shares to Global Star’s directors and strategic advisors at the consummation of the Business Combination.

FF.	Reflects the expenses incurred by New K Enter for transaction costs related to accounting, advisory and valuation services.

Note 8 — Net Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. If the number of public shares described under the “Assuming Maximum Redemptions” scenario described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of PubCo’s public shares:

	For the Six Months Ended June 30, 2023 and the Year Ended December 31, 2022
	No Additional Redemption Scenario	Maximum Redemption Scenario
Weighted average shares outstanding – basic and diluted
K Enter stockholders(1)	61,160,000	61,160,000
Global Star public stockholders(2)	6,067,934	920,000
Sponsor and Initial Stockholders(3)	2,853,047	2,853,047
Representative Shares	115.000	115,000
Total	70,195,981	65,048,047

(1)	Includes 61,000,000 rollover equity shares of K Enter stockholders and 160,000 shares of Global Star Founder Shares owned by K Enter.
(2)	Includes 9,200,000 Public Rights automatically converted into 920,000 shares of common stock upon consummation of the Business Combination.
(3)	Includes (a) 1,640,000 Founder Shares owned by the Sponsor, (b) 498,225 shares underlying the Private Units plus 498,225 Private Rights automatically converted into 49,822 shares of common stock upon consummation of the Business Combination owned by the Sponsor, (c) 150,000 shares of common stock underlying the Convertible Note plus 150,000 Convertible Note Rights automatically converted into 15,000 shares of common stock upon consummation of the Business Combination owned by the Sponsor and (d) 500,000 Founder Shares owned by the Initial Shareholders.

	For the Six Months Ended June 30, 2023
	No Additional Redemption Scenario	Maximum Redemption Scenario
Pro forma net loss	$(1,883,713)	$(1,883,713)
Weighted average shares outstanding – basic and diluted	70,195,981	65,048,047
Net loss per share – basic and diluted	$(0.03)	$(0.03)
Excluded securities:(1)
GLST Public Warrants	9,200,000	9,200,000
Sponsor Private Placement Warrants	498,225	498,225
Convertible Note Warrants	150,000	150,000

(1)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net income per share, basic and diluted, because their effect would have been anti-dilutive.

	For the Year Ended December 31, 2022
	No Additional Redemption Scenario	Maximum Redemption Scenario
Pro forma net loss	$(52,326,061)	$(51,958,418)
Weighted average shares outstanding – basic and diluted	70,195,981	65,048,047
Net loss per share – basic and diluted	$(0.75)	$(0.80)
Excluded securities:(1)
GLST Public Warrants	9,200,000	9,200,000
Sponsor Private Placement Warrants	498,225	498,225
Convertible Note Warrants	150,000	150,000

(2)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net income per share, basic and diluted, because their effect would have been anti-dilutive.

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for Global Star, Play Company and K Enter, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination presented under two scenarios:

●	Scenario 1 — Assuming No Additional Redemptions: This presentation assumes that, after the August Redemptions, no public stockholders of Global Star exercise redemption rights with respect to their Class A common stock upon consummation of the Business Combination.

●

Scenario 2 — Assuming Maximum Redemptions: This presentation assumes that Global Star public stockholders holding 5,147,934 shares of Global Star Class A common stock will exercise their redemption rights for $55.0 million upon consummation of the Business Combination at a redemption price of approximately $10.68 per share, subject to reduction for the payment of taxes. The maximum redemption amount reflects the maximum number of Global Star’s Class A common stock that can be redeemed. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

This information is only a summary and should be read in conjunction with the historical financial statements of Global Star, Play Company and K Enter and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Global Star, Play Company and K Enter is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined income per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Global Star, Play Company, and K Enter would have been had the companies been combined during the period presented.

	Play Company			Pro Forma Combined
Six Months Ended June 30, 2023	as converted to USD (Note 2) (Historical)	K Enter (Historical)	Global Star (Note 4) (Historical)	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Net income (loss)	$1,905,376	$(3,134,686)	$1,007,763	$(1,883,713)	$(1,883,713)
Shareholders’ equity (deficit)	$8,542,640	$2,598,839	$(3,280,695)	$149,541,487	$95,341,029
Shareholders’ equity (deficit) per share – basic and diluted	$-	$-	$(0.27)	$2.13	$1.47
Cash dividends	$-	$-	$-	$-	$-
Weighted average shares – basic and diluted	-	-	12,113,225	70,195,981	65,048,047
Net income (loss) per share – basic and diluted	$-	$-	$0.08	$(0.03)	$(0.03)

Shareholders’ equity per share = total equity/shares outstanding

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION AND

CORPORATE GOVERNANCE OF GLOBAL STAR

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Anthony Ang	68	Chief Executive Officer and Director
Nicholas Khoo	45	Chief Operating Officer
Shan Cui	51	Chief Financial Officer
Stephen Drew	53	Director
Lam Chun Wing	45	Independent Director
Yang Kan Chong	68	Independent Director
Hai Chwee Chew	67	Independent Director
Jukka Rannila	46	Independent Director

The experience of our directors and executive officers is as follows:

Anthony Ang, our Chairman and CEO is a global executive with over 40 years of senior management experience. His broad expertise covers international marketing, investment promotion, manufacturing, and fund management. Mr. Ang started his career at the Singapore Economic Development Board in 1980, and his last position was Regional Director for North America (based in the United States for six years) responsible for the promotion of investments from North America. He went on to become Group General Manager of Armstrong Industrial Corporation, a Singapore precision engineering company that he helped list on the Singapore Exchange in 1995. Mr. Ang then joined Vertex Management as Senior Vice President (Investment) in 1999, a leading venture Capital firm with its headquarters in Singapore and subsequently GIC Real Estate Pte. Ltd. (a unit of the Sovereign wealth fund of the Singapore Government) as Executive Vice President for Admin and Corporate Affairs in 2001. Mr. Ang went on to serve as founding Executive Director of Majulah Connection, a consulting and networking organization sponsored by the Government of Singapore. In 2006, Mr. Ang joined the ARA Group, a leading real estate fund management house with its headquarters in Singapore and asset under management (“AUM”) of $140 billion. From 2008 to 2010, Mr. Ang served as the CEO of ARA Asia Dragon Limited (“ADF”), the flagship private equity real estate fund of the ARA Group. ADF had a committed capital of $1.13 billion and was focused on investments across Asia. Mr. Ang was responsible for raising the fund with global investors and overseeing its investments of over fourteen assets. From February 2010 to December 2016, Mr. Ang served as the CEO and Executive Director of ARA Asset Management (Fortune) Pte. Ltd. (a subsidiary of the ARA Group), as the manager of Fortune Real Estate Investment Trust (“Fortune REIT”) with HK$36 billion of retail assets in Hong Kong. During his tenure at Fortune REIT, Mr. Ang was recognized as “Best CEO (Third)” and “Best CEO (First)” for Hong Kong in 2013 and 2014 respectively for successfully expanding Fortune REIT, by the Annual Best Managed Companies Poll by FinanceAsia. From March 2017 to July 2021, Mr. Ang served as CEO of Sasseur Asset Management Pte Ltd (SGX: CRPU), where he led the listing process for the initial public offering of Sasseur Real Estate Investment Trust (“Sasseur REIT”) (AUM US$1.2 billion) in March 2018. In 2019, under Mr. Ang’s leadership, Sasseur REIT was recognized as the “REIT of the Year” and “Best Retail REIT (platinum)” in Singapore. Mr. Ang was awarded “Best CEO (platinum)” in Singapore in 2019 and 2020 by The Fortune Times Award.

Mr. Ang currently holds various senior positions. Since January 2016, Mr. Ang has served as an independent director of Yong Tai Bhd, a property development company listed on Bursa Malaysia, the Malaysian stock exchange. Since April 2017, Mr. Ang has served as an independent director with Heatec Jietong Holding Ltd., a marine industry manufacturing and service company that is listed on the Singapore Exchange. From October 2022, Mr. Ang has served as an independent director with EuroSport Global Limited, a distributor of ultra-luxury automobiles that is listed on the Singapore Exchange. Mr Ang was also appointed as an executive director of Sunrise Shares Holding Limited, an investment holding company listed on the Singapore Exchange in September 2023. Mr. Ang has represented his country as the Ambassador Extraordinary and Plenipotentiary of the Republic of Singapore to the Republic of Tunisia since September 2017. In that role he represents the interests of Singapore and helps to maintain the relations of amity and concord between the two countries. In December 2020, Mr. Ang began his position as a director at Truufin Pte. Ltd., where he provides guidance for the company in the Fintech industry. Mr. Ang has served as a director of Sinospring Venture Ltd. (Singapore) since May 2021 and as a director of GCIC Ltd since June 2021, both of which are consultancy services companies. In the education consultancy services industry, Mr. Ang has served as a director of ITE Education Services Pte. Ltd. since July 2021. Finally, Mr. Ang currently serves as the Chairman and director for RV SG Pte Ltd, a crowd funded real estate investment platform since November 2021, and as Chairman and director of Singapore Digital Exchange Pte. Ltd., a digital exchange of cryptocurrency and digital assets in Singapore since December 2021 and an Executive director of SquareDog Robotics Pte Ltd since December 2022. Mr. Ang holds a Bachelor of Science in Mechanical Engineering degree with First Class Honors from the Imperial College of Science and Technology at the University of London. He also obtained an MBA degree and an International Directorship Certificate from INSEAD, France in and completed a Marketing Management Program at the Graduate School of Business at Stanford University.

Nicholas Khoo, our Chief Operating Officer’s diversified career spans over 20 years within technology, video games, fintech, real estate, and consulting industries. In the financial services industry, Mr. Khoo has led Asia Pacific and Japan for Visa Inc’s Cybersource Managed Services from 2012 to 2017. Mr. Khoo is a known figure in the esports and video games industry, serving as an Advisor to the Board of the Global Esports Federation since December 2019. Mr. Khoo also serves as an investment committee member of the Tribeca Global SPAC Fund since September 2021 and the Global Fund since October 2021. He also serves as an Investment Committee Advisor to MSW Ventures Asia Fund X, a venture capital fund focused on Southeast Asia since May 2023. Mr. Khoo has experience in the public sector as he has served on various official boards and committees in Singapore including the Gambling Regulatory Authority, National Crime Prevention Council, and the Internet and Media Advisory Committee. Mr. Khoo was the valedictorian when he graduated with a Master of Business Administration from Arcadia University.

Shan Cui, our Chief Financial Officer, has more than 20 years of financial management, consulting, and audit experience. Ms. Cui currently serves and an Independent Director and Audit Committee Chair of MicroAlgo Inc. (NASDAQ: ALGO) and as an Independent Director and Audit Committee Chair of Flag Ship Acquisition Corporation a pre-IPO SPAC. Ms. Cui served as a director and audit committee chair of Venus Acquisition Corporation (NASDAQ: VENA), a special purpose acquisition company that closed its initial public offering in February 2021 and completed its acquisition of MicroAlgo Inc. in December 2022. From June 2020 to May 2021, Ms. Cui served as a director and audit committee chair of WiMi Hologram Cloud Inc. (NASDAQ: WIMI), a holographic cloud comprehensive technical solution provider. She also served as a director and audit chair for Addentax Group Corp. (OTCQB: ATGX), a garment manufacturer and logistics service provider based in China, from April 2020 to April 2021. From April 2019 to October 2019, Ms. Cui served as a director and audit committee chair for Greenland Acquisition Corporation, a special purpose acquisition company that closed its business combination with Zhongchai Holding (Hong Kong) Limited in October 2019, forming Greenland Technologies Holding Corporation (NASDAQ: GTEC). Since 2010, Ms. Cui has served as a Managing Director of Capital First International, which provides consulting services to SPAC, private equity, venture capital and growth companies. From February 2011 to February 2013, she served as chief financial officer at Lizhan Environmental Corporation, a then Nasdaq-listed company engaged in the manufacturing and distribution of green leather materials. From 2009 to 2010, she was the manager of planning and analysis for Greene, Tweed & Company, a manufacturer of high-performance engineering parts and products for the aerospace, oilfield, and semi-conductor industries. Prior to Greene, Tweed & Company, Ms. Cui served as a senior finance manager at Ikon Office Solutions from 2005 to 2008, group CFO of Invista from 2003 to 2004, manager of strategic planning and analysis for General Time Corporation from 1998 to 2001, and senior vice president for Seaboard Corporation from 1996 to 1998. Ms. Cui holds an MBA degree from Georgia State University in the United States and completed her undergraduate studies in English at Ocean University of China.

Stephen Drew serves as a non-independent member of our board of directors. Mr. Drew has 25 years of experience in private equity, investment banking, real estate, and Fintech-related businesses. Mr. Drew began his career at Wall Street firms Citigroup and Gruntal & Co. In the real estate financing and investing arena, Mr. Drew acted as the principal of Pinnacle Funding for over ten years, where he managed over 50 professional investors. Mr. Drew was also a member of Greenwich Realty Capital LLC from 2017 to 2019, where he managed commercial real estate development. From 2019 to 2020, Mr. Drew served as a Managing Member of Tribeca Realty Capital LLC, the US-based partner of a $27.5 billion asset manager based in Asia for equity investments and is responsible for successfully closing hundreds of millions in transactions. Since 2018, Mr. Drew has served as a Managing Partner of Global Fund LLC, a sponsor affiliate. Since 2021, Mr. Drew has also served as a Managing Partner of Tribeca Global SPAC Fund LLC. Currently a Director at Global Star Acquisition Inc. Mr. Drew studied Finance at Central Connecticut State University.

Argon Lam Chun Win our independent director, currently serves as a Vice President of a leading fund management company granted the Type 4 and Type 9 license by the Hong Kong Securities and Futures Commission for providing investment consultancy services and segregated fund management. Mr. Lam brings a deep understanding of investment performance and has served as a Vice President of two additional leading fund management companies from 2016 to the present. He brings vast experience and a developed insight to serving the needs of customers seeking excellent investment performance. His expertise continues to serve the Company and its shareholders well.

Yang Kan Chong, our independent director, serves as a member of our board of directors and as Chairman of our Compensation Committee. Mr. Chong brings thirty years of expertise in the areas of energy, oil, gas, power, and infrastructure in the international arena. He is experienced in senior management in multi- and crossed-cultural environments. Mr. Chong holds a strong network of key contacts in the financial industry, and has accumulated extensive experience in treasury, financial management, and capital operation. Mr. Chong has previously served as Managing Director of Asia Petroleum Technology Pte Ltd, President and CEO of the U.S.-listed China New Energy Group Company, Group Deputy CEO of the Singapore- listed China EnerSave Limited, and several U.S. energy giants and Singapore Government-linked companies. From 2018 to 2019, Mr. Chong served as an independent director of China Star Food Group Ltd. Since 2016, Mr. Chong has acted as a Director of Sport Lifestyle Initiative Pte Ltd., a Singapore sport education company. Finally, since 2020, Mr. Chong works as an Investment Committee Member and Equity Partner of Global Fund LLC, a sponsor affiliate. He holds a Master of Science Degree (Mechanical Engineering) accredited by the National University of Singapore and a Bachelor of Engineering Degree (Mechanical and Production) accredited by the University of Singapore.

Hai Chwee Chew, our independent director, serves as a member of our board of directors and as Chairman of our audit committee. Mr. Chew is an entrepreneur who has served in the positions of Independent Director, Executive Director, CFO, COO, and CEO in Asian and U.S. multi-national and local organizations. Mr. Chew’s career includes having held positions as Executive Director of United Fibre Systems Ltd listed in SGX (Singapore Exchange), Executive Director and CEO of NASDAQ listed Pacific Internet Ltd, and CEO of Bright Vision Community Hospital. He was also an Independent Director and Audit Chairman of The Stratech Group Ltd, a SGX listed company. Mr. Chew has also served as the CFO and Finance Director of KFC/Pizza Hut/Taco Bell Singapore, Delifrance Asia, Black and Decker Asia and Vickers Systems Ltd Asia Pacific. Mr. Chew’s entrepreneurial skills were highlighted in his successful founding of Silveray Pte Ltd in 2008, a wheelchair transportation company. Mr. Chew grew Silveray Pte Ltd from scratch to a current fleet size of 71 minibuses specializing in transporting people on wheelchairs, which he sold in November 2021. Mr. Chew is a member of Singapore Institute of Directors and Singapore Red Cross Fund-Raising Committee. He also serves as a District Councilor as well as Vice Chairman of Finance Committee of South West Central Development Committee (CDC), which serves the people in the Southwest Region of Singapore under the Mayor of SW CDC. He has previously served on the Council of Singapore Red Cross and was the Chairman for Singapore’s Red Cross Committee for Humanitarian Assistance and International Relief (CHAIR), during which he was honored with the Singapore Red Cross Outstanding Service Award in Sept 2019 by the President of Singapore. He has also served on the Board of Ang Mo Kio (“AMK”)-Thye Hua Kwan (“THK”) Hospital, was a member of AMK-THK Medi-fund Committee, and a member of THK Moral Society audit committee. Since 2010, Mr. Chew has served as an independent director to Pacific Andes Resources Development Ltd. Since 2012, Mr. Chew has acted as an independent director and audit chair of the University of Las Vegas for their Singapore campus. Mr. Chew holds an MBA degree and a Bachelor of Science degree in Accounting, summa cum laude, from the University of South Alabama. He has completed an Executive Program at INSEAD, France for Global CFOs.

Jukka Rannila, our independent director serves as a member of our board of directors and audit committee. Mr. Rannila is a seasoned professional with vast experience in investment management and real estate. From 2013 to 2020 Mr. Rannila served as the Chairman of the board of directors of Berlin Invest 3 Oy, from 2012-2020 with Berlin Invest 2 Oy, and from 2011 to 2022 with Berlin Invest Oy, where he oversaw residential real estate portfolios. Mr. Rannila currently serves as a board member of the investment management company for the Berlin Invest Oy groups, Confido Kiinteistöhallinta Oy, where he oversees a residential real estate portfolio in Berlin, Germany. Similarly, since 2018, Mr. Rannila has acted as a member of the board of Revelon Oy (formerly Assai Commercial Oy), where he oversees a commercial real estate portfolio in the greater Helsinki area. Since 2004, Mr. Rannila has acted as a board member and investment manager of Assai Oy, where he is responsible for the operations and investment portfolio of listed and non-listed companies in the family office. Since 2009, Mr. Rannila has acted as chairman of the board of Nosh Company Oy, where he co-directs a high growth fashion and design group of companies. Currently, Mr. Rannila also co-directs a high growth robotics company with international expansion, Trussmatic Oy. Similarly, since 2018, Mr. Rannila co-directs a high growth manufacturing group of companies through his director position with Tikli Group Oy. More recently, in 2021, Mr. Rannila manages all operations of Warp Bridge Oy, a SPV investing in a venture capital fund, as a Managing Director. Mr., Rannila studied at the University of Manchester in the Department of Accounting and Finance.

Number and Terms of Officers and Directors

We have six directors since the completion of our IPO. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Hai Chwee Chew and Jukka Rannila will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Stephen Drew, Lam Chun Wing, and Yang Kan Chong will expire at the second annual meeting of stockholders. The term of office of the third class director, consisting of Anthony Ang, will expire at the third annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries, and such other offices as may be determined by the board of directors.

On October 24, 2022, Benny Kan resigned from the Board for personal reasons. Mr. Kan was an independent director and served on the Audit Committee of the Board. His resignation was effective on November 15, 2022. The Board named Argon Lam to serve as Director in the place of Mr. Kan. On January 12, 2023, our board of directors appointed Argon Lam, to serve as a member of both the Compensation Committee of the Board and the Audit Committee of the Board, effective immediately. On the same day, the Board also appointed Jukka Rannila to serve as a member of the Compensation Committee of the Board, effective immediately. On January 12, 2023, the Company issued a press release announcing the appointments of Argon Lam and Jukka Rannila to serve as members of the Compensation Committee, and the appointment of Argon Lam to serve as a member of the Audit Committee. A copy of the press release is attached to the Current Report on Form 8-K filed with the SEC on January 12, 2023 available at www.sec.gov.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Lam Chun Wing, Yang Kan Chong, Hai Chwee Chew, and Jukka Rannila are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

After the completion of our initial business combination, members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our stockholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the completion of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the completion of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors. Our audit and compensation committees are staffed with the following independent directors.

Standing Committees Audit	Compensation
Argon Lam Chun Win	Argon Lam Chun Win
Hai Chwee Chew	Yang Kang Chong
Jukka Rannila	Jukka Rannila

Each of Messrs. Lam, Chew, Chong, and Rannila meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Audit Committee

We have established an audit committee. Each member of the audit committee is financially literate, and our board of directors has determined that each of Messer Lam, Chew and Rannila, qualifies as an “Audit Committee Financial Expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	appointing, compensating, and overseeing our independent registered public accounting firm;

●	reviewing and approving the annual audit plan for the company;

●	overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements;

●	discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent registered public accounting firm;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

●	appointing or replacing the independent registered public accounting firm;

●	establishing procedures for the receipt, retention, and treatment of complaints (including anonymous complaints) we receive concerning accounting, internal accounting controls, auditing matters or potential violations of law;

●	monitoring our environmental sustainability and governance practices;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

●	approving audit and non-audit services provided by our independent registered public accounting firm;

●	discussing earnings press releases and financial information provided to analysts and rating agencies;

●	discussing with management our policies and practices with respect to risk assessment and risk management;

●	reviewing any material transaction between our Chief Financial Officer that has been approved in accordance with our Code of Ethics for our officers, and providing prior written approval of any material transaction between us and our President; and

●	producing an annual report for inclusion in our proxy statement, in accordance with applicable rules and regulations. The audit committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.

Compensation Committee

We have established a compensation committee of our board of directors as delineated above with independent directors. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving corporate goals and objectives relevant to our President’s compensation, evaluating our President’s performance in light of those goals and objectives, and setting our President’s compensation level based on this evaluation;

●	setting salaries and approving incentive compensation and equity awards, as well as compensation policies, for all other officers who file reports of their ownership, and changes in ownership, of the company’s common stock under Section 16(a) of the Exchange Act (the “Section 16 Officers”), as designated by our board of directors;

●	making recommendations to the board of directors with respect to incentive compensation programs and equity-based plans that are subject to board approval;

●	any employment or severance agreements with our Section 16 Officers;

●	granting any awards under equity compensation plans and annual bonus plans to our President and the Section 16 Officers;

●	approving the compensation of our directors; and

●	producing an annual report on executive compensation for inclusion in our proxy statement, in accordance with applicable rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Corporate Governance and Nominating Committee

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. Our independent directors will participate in the consideration and recommendation of director nominees. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

The primary function of the corporate governance and nominating committee include:

●	identifying individuals qualified to become members of the board of directors and making recommendations to the board of directors regarding nominees for election;

●	reviewing the independence of each director and making a recommendation to the board of directors with respect to each director’s independence;

●	developing and recommending to the board of directors the corporate governance principles applicable to us and reviewing our corporate governance guidelines at least annually;

●	making recommendations to the board of directors with respect to the membership of the audit, compensation, and corporate governance and nominating committees;

●	overseeing the evaluation of the performance of the board of directors and its committees on a continuing basis, including an annual self- evaluation of the performance of the corporate governance and nominating committee;

●	considering the adequacy of our governance structures and policies, including as they relate to our environmental sustainability and governance practices;

●	considering director nominees recommended by stockholders; and

●	reviewing our overall corporate governance and reporting to the board of directors on its findings and any recommendations.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which is specified in the charter adopted by us, generally provides that person to be nominated:

●	should possess personal qualities and characteristics, accomplishments, and reputation in the business community;

●	should have current knowledge and contacts in the communities in which we do business and, in our industry, or other industries relevant to our business;

●	should have the ability and willingness to commit adequate time to the board of directors and committee matters;

●	should demonstrate ability and willingness to commit adequate time to the board of directors and committee matters;

●	should possess the fit of the individual’s skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial, and responsive to our needs; and

●	should demonstrate diversity of viewpoints, background, experience, and other demographics, and all aspects of diversity in order to enable the board of directors to perform its duties and responsibilities effectively, including candidates with a diversity of age, gender, nationality, race, ethnicity, and sexual orientation.

Each year in connection with the nomination of candidates for election to the board of directors, the corporate governance and nominating committee will evaluate the background of each candidate, including candidates that may be submitted by our stockholders.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers, and employees. We have filed a copy of our Code of Ethics and our audit committee charter as exhibits to the registration statement. You are able to review these documents by accessing our public filings at the SEC’s web site at www.SEC.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us.

Conflicts of Interest

Subject to pre-existing fiduciary or contractual duties as described below, our officers and directors have agreed to present any business opportunities presented to them in their capacity as a director or officer of our company to us. Certain of our officers and directors presently have fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We believe, however, that the fiduciary duties or contractual obligations of our officers or directors will not materially affect our ability to complete our initial business combination. Our amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Our officers and directors may become officers or directors of another special purpose acquisition company with a class of securities intended to be registered under the Exchange Act, even prior to us entering into a definitive agreement for our initial business combination. Potential investors should also be aware of the following other potential conflicts of interest:

●	None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	Our Initial Stockholders have agreed to waive their redemption rights with respect to any founder shares, placement shares and any public shares held by them in connection with the consummation of our initial business combination. Additionally, our Initial Stockholders have agreed to waive their redemption rights with respect to any founder shares and placement shares held by them if we fail to consummate our initial business combination within 12 months from the closing of this offering (or up to 21 months by depositing into the trust account for each one-month extension $264,000, or $303,600 if the underwriters’ over-allotment option is exercised in full ($0.033 per unit in either case), or as extended by the Company’s stockholders in accordance with our amended and restated certificate of incorporation). If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the placement units held in the trust account will be used to fund the redemption of our public shares, and the placement securities will expire worthless. With certain limited exceptions, the founder shares will not be transferable, assignable by our sponsor until the earlier to occur of: (A) twelve months after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the reported last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least six months after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the placement units, placement shares and placement warrants and the Class A common stock underlying such warrants, will not be transferable, assignable or saleable by our sponsor or its permitted transferees until 30 days after the completion of our initial business combination. Since our sponsor and officers and directors may directly or indirectly own common stock and warrants following this offering, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

●	Our sponsor, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our sponsor or an affiliate of our sponsor or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such working capital loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The units would be identical to the placement units.

The conflicts described above may not be resolved in our favor. In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

●	the corporation could financially undertake the opportunity;

●	the opportunity is within the corporation’s line of business; and

●	it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation. Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual(1)	Entity(2)	Entity’s Business	Affiliation
Anthony Ang	Ministry of Foreign Affairs, Government of Singapore	Representations of the Interests of the Republic of Singapore	Ambassador Extraordinary and Plenipotentiary

	Yong Tai Bhd.	Property Development	Director

	Heatec Jietong Holding Ltd.	Manufacturing and Services, Marine Industry	Director

	Better World Asset Management Ltd.	Management Consultancy Services	Director

	Sinospring Venture Ltd.	Management Consultancy Services	Director

	GCIC Ltd.	Management Consultancy Services	Director

	Seascape Investments Pte. Ltd.	Management Consultancy Services	Director

	ITE Education Services Pte. Ltd.	Education Consultancy Services	Director

	Truufin Pte. Ltd.	Fintech	Director

	RV SG Pte Ltd.	Real Estate Fund Management	Chairman

	Singapore Digital Exchange Pte Ltd.	Digital Exchange	Chairman

	Imperiale Investment Holdings Ltd.	Investment Holdings	Director

Nicholas Khoo	COMEBACK PTE. Ltd.	Counseling Services	Director

	KHOO CAP ONE PTE. Ltd.	Consulting	Director

	KHOO CAP TWO PTE. Ltd.	Investment	Director

	KHOO CAP THREE PTE. Ltd.	Investment	Director

	Goku Ventures PTE, Ltd.	Consulting	Director

	Khoo Tech	Consulting	Sole Proprietor

	Hatten Land Ltd.	Real Estate	Independent Director

	Tribeca Global SPAC Fund LLC	Finance	Investment Committee Member

	Global Fund LLC	Finance	Investment Committee Member

	A.D. VENTURE	Venture Capital	Director

Stephen Drew	Tribeca Global SPAC Fund IV LLC	Investments	Investment Committee Member

	Global Fund LLC	Finance	Managing Partner

	Tribeca Global SPAC Fund I LLC	Investments	Investment Committee Member

	Tribeca Global SPAC Fund III LLC	Investments	Investment Committee Member

Chun Wing Lam	IPG Wealth Management Limited	Wealth Management Fund	Director

	Golden Great China Fund Management Ltd.	Finance	First Vice President

Yang Kan Chong	Tribeca Global SPAC Fund IV LLC	Investments	Investment Committee Member

Global Fund LLC	Finance	Managing Director and Investment Committee Member

Hai Chwee Chew	Surecanlah	Consultancy/Investment	CEO/Director

	Pacific Andes Resources Dept.	Global Supply/Fishing	Director

	University of Las Vegas, Singapore	Education	Director

Jukka Rannila	Assai Oy	Investments	Director

	Nosh Company Oy	Fashion and Design	Chairman of the Board

	Tikli Group Oy	Manufacturing	Director

	Warp Bridge Oy	Investments	Director

	Confido Kiinteistöhallinta Oy	Residential Real Estate Investments	Director

	Trussmatic Oy	Robotics	Director

	Assai Commercial Oy	Commercial Real Estate	Director

	Global Fund LLC	Finance	Investment Committee Member

Shan Cui	Venus Acquisition Corp.	SPAC	Director

(1)	Each person has a fiduciary duty with respect to the listed entities next to their respective names.
(2)	Each of the entities listed in this table has priority and preference relative to our company with respect to the performance by each individual listed in this table of his obligations and the presentation by each such individual of business opportunities.

Accordingly, if any of the above executive officers or directors becomes aware of a business combination opportunity which is suitable for any of the above entities to which he or she has current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, that such an initial business combination is fair to our company from a financial point of view. In the event that we submit our initial business combination to our public stockholders for a vote, pursuant to the letter agreement, our sponsor, officers and directors have agreed to vote any founder shares or placement shares held by them and any public shares purchased during or after the offering (including in open market and privately negotiated transactions) in favor of our initial business combination.

Executive Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. We may pay consulting, finder or success fees to our Initial Stockholders, officers, directors, or their affiliates for assisting us in consummating our initial business combination. In addition, our Initial Stockholders, executive officers, and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us.

After our initial business combination, members of our management team who remain with us may be paid consulting, management, or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. The amount of such compensation may not be known at the time of a shareholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC. Since our formation, we have not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of our executive officers or directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the Global Star Board.

Code of Business Conduct and Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (“Code of Ethics”). A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS
AFTER THE BUSINESS COMBINATION

PubCo’s Directors and Executive Officers

Following the closing of the Business Combination the PubCo directors and executive officers shall be as follows:

Name	Age	Position
Pyeung Ho Choi	66	Co-Founder and Chairman
Young Jae Lee	49	Co-Founder, Director and CEO
Ted Kim	53	Co-Founder of K Enter and Director
Tan Chin Hwee	52	Director
Han Jae (Patrick) Kim	35	Director and Chief International Marketing Director
Hyung Seok Cho	46	Director
Tae Woo Kim	41	Director and CAO
Jun Jong	53	CFO
Jeong Hoon Bae	45	Head of Content Production
Sorim Lee	48	CSO

PubCo’s Board Members

Pyeung-ho Choi. Mr. Pyeung-ho Choi is expected to serve as Chairman of PubCo. Mr. Pyeung-ho Choi is the co-founder and Chairman of K Enter Holdings Inc. and the founder and CEO of Solaire Partners LLC, one of the leading Korean content VC firm and one of the pioneers in the Korean entertainment industry. Prior to Solaire Partners LLC, Mr. Choi was the appointed President Fund Manager of the Union Global Contents Investment Fund at Union Investment Partners Inc. from 2012 to 2016. At a size of US $120 million, the fund partnered with major Korean distributors and financiers, the Korean government, and foreign investors, with an aim to invest in international co-productions to globalize the Korean film and content industry. Through Mr. Choi’s vast experience in content investment, the Union Global Contents Investment Fund collaborated with Korean companies, directors, and actors in co-productions with countries including the United States, China, and Japan. Before joining Union Investment Partners, Choi was the Chief Executive Officer of Sidus FNH at Korea Telecom Group, where he oversaw the company’s film financing, production, and distribution operations. He spearheaded the aggregation and digital distribution of content through multiple new media platforms that Korea Telecom Group owned and operated from 2008 to 2011; these platforms included IPTV, Internet VOD, Satellite TV, and mobile.

Mr. Choi began his entertainment industry career at CJ Group, where he was one of the founding members of CJ Entertainment (CJENM). He served as Executive Vice President at CJENM from 2000 to 2007 after serving as General Manager of strategic planning and international business teams from 1995 to 1999. He played a critical role in shaping CJ Group’s film business portfolio, including: the inception of CJ Entertainment through the CJ Group’s investment in DreamWorks SKG in the United States; the joint venture that distributed CJ films across Asia; the formation of CJ Group’s exhibition arm, CGV, that became Korea’s largest exhibitor, initially jointly established by CJ Group, Golden Harvest, and Village Roadshow. During his 12 year tenure at CJ Entertainment, Choi financed and distributed a number of notable Korean films that introduced many talented Korean directors and actors. He launched filmed entertainment, music licensing, TV drama series, animation, and cable broadcasting businesses. In 1982, he started at the Samsung Group in business planning at CJ CheilJedang Corporation, where he was responsible for business strategy planning, M&A, overseas business and export, and overseas marketing. From 1987 to 1994, he served as head of the strategy planning team and head of the overseas business team. Mr. Choi holds a Ph.D. in holographic engineering, a Master’s degree in 3D contents from Kwangwoon University, and a Bachelor’s degree in chemical engineering from Youngnam University.

Young Jae Lee Mr. Youngjae Lee is expected to serve as the Chief Executive Officer and as a member of the board of directors of PubCo. Youngjae Lee co-founded K Enter Holdings Inc. and Solaire Partners LLC in October 2023 and June 2007, respectively, and has been serving as their Chief Executive Officer since then. Youngjae Lee worked at KT from 2000 to 2016, where he undertook various positions such as a team member, deputy director, and project leader. During his stay at KT, Mr. Lee oversaw subsidiaries such as NTC and Mongol Telecom, handled mergers and acquisitions planned by KT, led business developments of KT, and was responsible for various in-house consulting tasks. While overseeing KT’s Russian telecommunications subsidiary NTC in Vladivostok, he contributed to its growth and exit strategy and made it the largest telecommunications operator in the Far East region. From Apil 2006 to September 2010, he served as the Chief Financial Officer and the Chief Information Officer at Sidus FNH, a movie production company acquired by KT as its strategy to enter the Korean content media industry. This experience equipped him with insights into the content industry, where he introduced real-time production management systems to enhance budget efficiency in movie productions. Starting in October 2010, Mr. Lee was responsible for overseas subsidiaries and international telecommunications operators within KT’s in-house consulting department. During this period he made substantial contributions to the growth of KT’s subsidiaries East Telecom and EVO in Uzbekistan by conducting management assessments and formulating growth strategies. His efforts led to KT’s recognitions such as Outstanding Employee Award in 2011, and further responsibilities such as Project Manager position for the Game Changer Project at Botswana’s government-owned telecommunications company, BoFiNet in 2015. Through Mr. Lee’s initiative, BoFiNet gained global recognition in 2016 as the most innovative telecommunications company. In 2017, Mr. Lee founded Solaire Partners, a venture capital firm specializing in content investments. Solaire Partners has amassed assets under management (AUM) amounting to USD $112 million and secured investments of USD $44 million from the South Korean government for four distinct funds, with Mr. Lee taking on the role of manager for three of these funds. Up until the date of this prospectus], Solaire Partners invested in approximately 200 films, with 49% surpassing the break-even point, significantly outperforming the market average of 33% and even surpassing the 16% market average return. Under Mr. Lee’s leadership, Solaire Partners has achieved substantial success by investing in various films and content, leveraging South Korean commercial film industry data to enhance investment strategies and yield higher returns. Furthermore, Solaire Partners has been diversifying investments into the digital human and virtual production studio sectors to lead the paradigm shift in the Korean content industry. Mr. Lee received a degree in Business Administration from Chungbuk National University in 2000. He furthered his education by participating in the Global MBA program at Sungkyunkwan University and attending Indiana University’s Kelly Business School as an exchange student, enhancing his academic background class of 2015. He also holds the Chartered Financial Analyst (CFA) qualification, demonstrating his expertise in financial matters. Currently, he serves as an instructor for the Cultural Content segment of the Korean Venture Capital Association’s Venture Capitalist program, starting in 2021.

Ted Kim. Mr. Kim is expected to serve as a member of the board of directors of PubCo. Mr. Kim founded Global Fund LLC in August 2013, a US-based private equity firm that focuses on investing in high-growth companies across various industries and geographies, including the pre-IPO period, and has been serving as its Managing Partner ever since. Global Fund LLC is also the managing member of Tribeca Global SPAC Fund I, III, and IV LLC which were founded during 2021 and 2022. Mr. Kim is a highly experienced and disciplined private equity specialist who has successfully launched and closed multiple U.S.-based private equity funds. He was selected as one of the top 10 cross-border mergers and acquisitions specialists by the Korean Presidential Blue House in 2014. Mr. Kim has also been a member of the Korea-America Business Summit, Washington D.C., since 2019. He co-founded Global Star Acquisition I LLC in September 2022, the sponsoring entity for the US Nasdaq listed SPAC “Global Star Acquisition Inc.”, and has been serving as its Managing Member ever since. He also co-founded K Enter Holdings Inc. in January 2023. Mr. Kim is also an Attorney at Law focusing on mergers and acquisitions and cross-border transactions. He was a Guest Lecturer at Tsinghua University in 2005 on American venture capitalism. Mr. Kim received his Juris Doctor degree from the Pennsylvania State University’s Dickinson School of Law in May 1997. He received his Bachelor of Arts degree in Finance and Politics, a double major, from the Catholic University of America in May 1993.

Tan Chin Hwee. Mr. Tan Chin Hwee is expected to serve as a member of the board of directors of [the PubCo]. Mr. Tan has been serving as the Chairman of SGTraDex Services since 2021. SGTraDex is built upon the foundation of the Emerging Stronger Taskforce Alliance for Action and formed through a collaborative effort across public and private stakeholders. Mr. Tan was nominated as a member of the Trade and Connectivity Standards Committee under the Singapore Standards Council (SSC)/MTI in 2021, which facilitates the development, promotion and review of standards in Singapore. Mr. Tan has been serving as the Chief Executive Officer of Asia Pacific of Trafigura since 2016. He joined Trafigura in 2016 as Chief Executive Officer of Asia Pacific and is responsible for continuing the growth of Trafigura’s business across the region. Trafigura was the largest amongst the only three Singapore companies to appear in the Fortune Global 500 list and it ranked top 22 globally. Mr. Tan has more than 25 years of experience in management and financial roles. Prior to joining Trafigura, he was most recently the founder of the Asian operations of alternative investment firm Apollo Global Management, and before that, managing director at hedge fund Amaranth Advisors. In addition, Mr. Tan has sat on the boards of various organizations in the public and private sectors. The positions he held include: member of the Resource Panel for Government Parliamentary Committee for Finance and Trade and Industry; member of the Advisory Panel for Youth Corps Singapore; member of the Advisory Panel for the Ministry of Education; member of the Advisory Panel for the Ministry of Culture, Community and Youth; board member of Lien Aid Limited (Singapore), the endowment fund for KK Women’s and Children’s Hospital; advisory board member of Shanghai Jiao Tong University’s Shanghai Advanced Institute of Finance; non-executive and independent director of Keppel REIT (until June 2017); member of Nanyang Technological University’s board of trustees; member of Hwa Chong Institution executive committee board; member of the Monetary Authority of Singapore’s Finance Centre Advisory Panel; and member of the Maritime and Port Authority of Singapore’s International Maritime Centre (IMC) 2030 Advisory Committee. Mr. Tan holds a Bachelor of Accountancy degree, graduating with Second Class Upper Honours in 1995 from NTU. He has an MBA from Yale University and completed a postgraduate course at Harvard Kennedy School. He is a Chartered Financial Analyst (CFA) and is both an Australian and a Singapore-registered Certified Public Accountant (CPA). He was also the past President of CFA Society Singapore.

Han Jae Kim (Patrick Kim). Mr. Han Jae Kim (Patrick Kim) is expected to serve as a member of the board of directors of PubCo. Mr. Kim has been serving as the Co-Founder and Managing Partner of Sui Generis Partners since November 2021. He has more than 10 years of capital market, investment banking, private equity, and venture capital experience. He is also a member of Investment Committee of Sui Generis Partners since November 2021. He additionally serves as an external advisor for Naviator Capital. At Sui Generis, he oversees an investment framework that originated, managed, and monitored a diverse portfolio of early-stage venture investment, mainly in SaaS/Cloud Software and Content/Entertainment sectors. Prior to establishing Sui Generis in 2021, Mr. Kim was an investment professional at BRV Capital Management from January 2018 to December2021, one of the most prominent tech-focused private equity firms across Asia and the US. During his stay at BRV Capital Management, Mr. Kim was responsible for Growth Capital and Late-Stage Venture Capital investment in the US and Europe. Prior to joining BRV Capital Management, Mr. Kim worked at BGC Partners Hong Kong and Daewoo Securities Hong Kong, responsible for originating, structuring, and executing equity, debt, and structured offering across a broad range of products and asset classes for both primary and secondary markets. Mr. Kim graduated from Peking University with a Bachelor of Economics degree, concentrating in Finance.

Hyeng Seok Cho Mr. Cho began his career at Between Corporation which was formed by former members of the DVD team of Samsung’s content division. Next, he worked at SBS, one of the leading Korean broadcasting channels. He oversaw the division that produced DVDs of Korean dramas and movies as well as K pop artists. Building on his experience working with K pop artists he founded Play Company (Play) in 2012. He currently serves as its CEO. Play works with Korea’s top tier K pop talent agencies and pioneered a full service end-to-end solution of designing, producing, and distributing video merchandise. This model has allowed talent agencies and artists to see meaningful sales and profits from video merchandise products. In 2022 Play’s revenues exceeded $134 million. The artists Play has worked with includes BTS, Seventeen, Twice, Enhypen, TXT, Stray Kids, GOT7, ATEEZ, Block.B, CRAVITY, ASTRO, and Monsta X. Under his leadership Play has broadened the offerings of merchandise products and has even expanded to creating merchandise for popular Korea actors such as Lee Joon-gi, Park Bo-gum, and Kim Seon-ho. Cho Hyung Seok is a graduate of Kwangwoon University and holds a Bachelor’s degree in chemistry.

Tae Woo Kim Tae Woo Kim is currently the CAO of K Enter holdings and also serving as CFO of Play Company Co., Ltd. managing the financial planning, budgeting, forecasting and the financial operations of the company. He brings with him a diverse set of experience primarily in the content industry. He has worked in strategic planning at JTBC, a major broadcasting network in Korea known for its entertainment, drama and variety shows. He also worked in strategic planning in T-broad holdings, a large cable operator. In addition to his experience in the content industry he also worked in strategic planning at Boryung holdings, a holding company of Boryung, a KOSDAQ listed pharmaceutical company. He has also worked in strategic planning in SF Innovation, a Korean fast food restaurant operator. Tae Woo received a Bachelor of Arts degree in business from Korea University.

PubCo’s Executive Officers

Jun Jong. Mr. Jun Jong is expected to serve as the Chief Financial Officer of PubCo. He is currently the Chief Financial Officer of K Enter Holdings Inc. Mr. Jong started his career at Samsung electronics in 1995, performing various responsibilities such as foreign subsidiary management, investment, and planning. Following is work at Samsung, he joined the Hartford Financial Services in Tokyo, Japan and Hartford, Ct in 2000. He was one of the early startup members of Hartford Life Insurance K.K.’s Tokyo operations to launch the Japan operations where he performed strategic planning, financial analysis and investor relations, during which period it expanded to USD $15 billion in AUM. Subsequently he served as the Assistant Vice President for Business Development and Strategy for The Hartford Financial Services Group’s wealth management group until 2013, developing enterprise-wide business opportunities, supporting mergers and acquisitions transactions and divestiture of non-core businesses. More recently, Mr. Jong worked in private equity performing value creation and business development activities in portfolio companies, capital raising activities and LP management. Jun received a Bachelor of Arts degree in economics from Dartmouth College and an MBA from the Tuck School of Business at Dartmouth.

Tae Woo Kim. Mr. Tae Woo Kim is expected to serve as the Chief Administrative Officer of PubCo. Mr. Kim is currently the Chief Administrative Officer of K Enter Holdings Inc. and the Chief Financial Officer of Play Company Co., Ltd., managing the financial planning, budgeting, forecasting and the financial operations of the company. Mr. Kim has a diverse set of experience, especially in the content industry. He has worked in strategic planning at JTBC, a major broadcasting network in Korea known for its entertainment, drama and variety shows. He also worked in strategic planning in T-broad holdings, a large cable operator. In addition to his experience in the content industry, he also worked in strategic planning at Boryung holdings, a holding company of Boryung, a KOSDAQ listed pharmaceutical company. He has also worked in strategic planning in SF Innovation, a Korean fast food restaurant operator. Tae Woo received a Bachelor of Arts degree in business from Korea University.

Jeong Hoon Bae. Mr. Jeong Hoon Bae is expected to serve as the Head of Content Production of PubCo. Mr. Bae is a veteran and popular executive producer in Korea who has worked in the TV drama industry for 21 years. He started his career as an Assistant Director at drama department of SBS TV, one of the leading Korean broadcasting channels, from 2003 to 2007, helping to produce numerous dramas. Subsequently, he worked at TVN, a pay television network owned by CJ E&M. Next he worked at Bone Factory, a TV drama production company, as executive producer and created popular works such as “You’re Beautiful”, which was part of the first generation of Korean dramas to be aired in Asia and Japan. Subsequently he worked at Huayi Brothers as its executive producer, creating mini series for Korean broadcasting channels. Subsequently he worked as the Chief Executive Officer of Big Pictures, where he created several dramas that were aired in JTBC. Subsequently he was the senior vice president and executive producer of Ace Factory, where he led drama planning, production, distribution, and investment. Mr. Bae also worked on projects for streaming companies such as “The Grid” for Disney+. One of his earlier works “My Name” was also released on Netflix. Jeong Hoon Bae has a Bachelor of Arts in statistics and communications from SungkyunKwan University.

Patrick Han is the Chief International Managing Director. Mr. Patrick Han has had a career in capital markets focusing on Asia and Emerging & Frontier Markets for more than 24 years. Previously based in London, Dubai, Seoul and now in Singapore, Patrick has held several global and regional senior management roles specializing in equities markets and corporate banking for Asia, Australia and the Middle East. Patrick spent 16 years in London with JPMorgan, RBS, CGS-CIMB where he held regional head or CEO positions for Asia & MENA Equities. During his time in London, Patrick has built and hosted the single-largest Asia investor conference franchise in UK/Europe which he hosted over 11 years, and is also credited for having hosted the largest number of C-level Asian non-deal roadshows (300+) into Europe and the Middle East. Prior to that he was a top-ranked banks & financials equities research analyst with JPMorgan and HSBC Securities in Asia (#1-ranked by Asia Money and Institutional Investor between 2002-2004) and invited to present at the World Bank, International Monetary Fund and Federal Reserve Bank to share his financial industry insights.

Patrick has a very unique track record as an investment banker that specialized in North Asia, Southeast Asia and the Middle East with direct managerial roles, as well as his wide professional experience across Research, Institutional Brokerage, Trading, ECM (IPOs), and FIG/Global Banking. As such he has exceptional access to a network of governments, sovereign wealth funds, family offices and corporate contacts across these geographies. Patrick also successfully built the largest strategic IB joint venture partnerships portfolio in the Asia-Pacific region by assembling top investment banking groups from Japan, China, South Korea, Taiwan, India, Australia and the Middle East for targeted cross-regional collaboration. His current managerial role in Singapore is to support International FIG for Maybank Group, the largest financial platform in Southeast Asia, and involves large-scale transactions across M&A finance, project finance, transaction banking, private equity, trade finance, and corporate banking. Patrick understands the importance of strategic focus, cross-border partnerships and product-platform optimization, guiding principles that allowed him to create a range of successful ventures delivered on asset-light and time-efficient foundations.

Patrick enjoys leading business development and strategy into new markets and emerging industry opportunities and often has been tasked to built out entirely new teams and franchises for such bespoke initiatives. As such, he was also responsible for the planning, budgeting and execution of large-scale restructuring or global transformation programs for a number of companies he has worked for. Patrick graduated with a B.A. degree from Yonsei University

Sorim Lee is the Chief Strategy Officer. Previously she was a partner at Gaon Law Group. She has a strong background in the entertainment industry and has extensive experience advising clients in the entertainment industry.

Ms. Lee’s work has focused on helping clients creating contracts for movies and TV series. Her clients have included Studio N, Moho Film, Keyest and others and worked as production counsel for movies as well as TV series. Prior to Gaon Law Group she founded the Lee Sorim Legal Office, and worked at CJ ENM in various roles as counsel, head of film strategy planning team and head of film investment planning team. She has also worked as manager of strategic planning at CJ Entertainment and as counsel for CJ Holdings. Lee So Rim graduated with a B.A. degree in law from Busan National university and completed the JRTI (Judicial /research & Training Institute) program. Ms. Lee is admitted to the Korean Bar Association.

PubCo’s Advisory Board

Michael Harpster. Mr. Harpster started his film career in 1970 with a small film company, New Line Cinema, releasing foreign films for the non-theatrical US market. In 1972, Mr. Harpster moved to New York City and became the head of Marketing for New Line. Key benchmarks in New Line’s growth were films like Jean Luc Godard’s Sympathy for the Devil and Reefer Madness. In 1984, Mr. Harpster participated in the development and marketing of the first A Nightmare On Elm Street, which grossed well over $57 million on a $1.1 million dollar budget. In 2021, A Nightmare on Elm Street was selected for preservation in the United States National Film Registry by the Library of Congress as being “culturally, historically, or aesthetically significant”. That first Nightmare led to a number of sequels and an approach to filmmaking and releasing that became known as “niche marketing” and lad to a number of high impact and low-cost films that were major successes for New Line in the “80 and 1990’s including films like House Party, the first Teenage Mutant Ninja Turtles, The Mask. and many more. As President of Marketing at New Line, Mr. Harpster has devised campaigns for and released well over 200 feature films. He participated in an IPO and oversaw the development of video marketing with RCA Columbia. New Line Cinema was sold to Turner and then to Warner Brothers. It is one of the few independent film firms that prospered for over 40 years and its alumni are a virtual who’s who in Hollywood today. It became worth well over $4 billion. In 1995 Mr. Harpster broke open the “faith” market in the US with the release of The Omega Code which ended up selling well over 2,000,000 video units. In 2007, Mr Harpster worked with the award-winning producer, Moctezuma Esparza to raise funding for Maya Releasing, an effort directed to the Latin market. In 2011, Mr. Harpster became interested in the Asian market and consulted with several Asian producers including Yasushi Akimoto the founder of the well-known singing group AKB 48. In 2014 Mr. Harpster established his own consulting group, Orange Gove Media and continues to work today to help investors identify lucrative and safe media investments.

Faith Chu. Mr. Faith Chu has been serving as the Chairman and Chief Executive Officer of IPG Wealth Management LLC since January 2012. He has 40 years of experience in international finance and investment. He worked in AIG and AIA over 28 years since 1983. He was involved in numerous investment projects. He was appointed as the director of financial companies. He is experienced in strategic management, sales and marketing, capital allocation, and he has cultivated a lot of successful leaders and entrepreneurs. He is the founder of IPG Integrity Group, Chairman of Golden Great China Fund Management Limited. He is also the founder and president of HappyMen Foundation, and the co-founder of Hong Kong International Blockchain and Financial Association (HKIBFA). He was also the guest lecturer of Tsinghua University, Peking University, Zhongshan University and City University of Hong Kong. Mr. Chu is a member of the following institutes: Asia Pacific Financial Services Association (APFinSA), The Institute of Financial Accountants(IFA), Chartered Insurance Agency Management(CIAM), LIMRA International, Registered Financial Planner Institute(RFP).

Global Star Management and Directors who will join PubCo’s Advisory Board

Anthony Ang Mr. Anthony Ang currently serves as the Chairman and CEO of Global Star Acquisition Inc. He is a global executive with over 40 years of senior management experience. His broad expertise covers international marketing, investment promotion, manufacturing, and fund management. Mr. Ang started his career at the Singapore Economic Development Board in 1980, and his last position was Regional Director for North America (based in the United States for six years) responsible for the promotion of investments from North America. He went on to become Group General Manager of Armstrong Industrial Corporation, a Singapore precision engineering company that he helped list on the Singapore Exchange in 1995. Mr. Ang then joined Vertex Management as Senior Vice President (Investment) in 1999, a leading venture Capital firm with its headquarters in Singapore and subsequently GIC Real Estate Pte. Ltd. (a unit of the Sovereign wealth fund of the Singapore Government) as Executive Vice President for Admin and Corporate Affairs in 2001. Mr. Ang went on to serve as founding Executive Director of Majulah Connection, a consulting and networking organization sponsored by the Government of Singapore. In 2006, Mr. Ang joined the ARA Group, a leading real estate fund management house with its headquarters in Singapore and asset under management (“AUM”) of $140 billion. From 2008 to 2010, Mr. Ang served as the CEO of ARAAsia Dragon Limited (“ADF”), the flagship private equity real estate fund of the ARA Group. ADF had a committed capital of $1.13 billion and was focused on investments across Asia. Mr. Ang was responsible for raising the fund with global investors and overseeing its investments of over fourteen assets. From February 2010 to December 2016, Mr. Ang served as the CEO and Executive Director of ARA Asset Management (Fortune) Pte. Ltd. (a subsidiary of the ARA Group), as the manager of Fortune Real Estate Investment Trust (“Fortune REIT”) with HK$36 billion of retail assets in Hong Kong. During his tenure at Fortune REIT, Mr. Ang was recognized as “Best CEO (Third)” and “Best CEO (First)” for Hong Kong in 2013 and 2014 respectively for successfully expanding Fortune REIT, by the Annual Best Managed Companies Poll by FinanceAsia. From March 2017 to July 2021, Mr. Ang served as CEO of Sasseur Asset Management Pte Ltd (SGX:CRPU), where he led the listing process for the initial public offering of Sasseur Real Estate Investment Trust (“Sasseur REIT”) (AUM US$1.2 billion) in March 2018. In 2019, under Mr. Ang’s leadership, Sasseur REIT was recognized as the “REIT of the Year” and “Best Retail REIT (platinum)” in Singapore. Mr. Ang was awarded “Best CEO (platinum)” in Singapore in 2019 and 2020 by The Fortune Times Award. Mr. Ang currently holds various senior positions. Since January 2016, Mr. Ang has served as an independent director of Yong Tai Bhd, a property development company listed on Bursa Malaysia, the Malaysian stock exchange. Since April 2017, Mr. Ang has served as an independent director with Heatec Jietong Holding Ltd., a marine industry manufacturing and service company that is listed on the Singapore Exchange. Mr. Ang has represented his country as the Ambassador Extraordinary and Plenipotentiary of the Republic of Singapore to the Republic of Tunisia since September 2017. In that role he represents the interests of Singapore and helps to maintain the relations of amity and concord between the two countries. In December 2020, Mr. Ang began his position as a director at Truufin Pte. Ltd., where he provides guidance for the company in the Fintech industry. Mr. Ang has served as a director of Sinospring Venture Ltd. (Singapore) since May 2021 and as a director of GCIC Ltd since June 2021, both of which are consultancy services companies. In the education consultancy services industry, Mr. Ang has served as a director of ITE Education Services Pte. Ltd. since July 2021. Finally, Mr. Ang currently serves as the Chairman and director for R. Vantage Pte. Ltd. (Singapore), a crowd funded real estate investment platform since November 2021, and as Chairman and director of Singapore Digital Exchange Pte. Ltd., a digital exchange of cryptocurrency and digital assets in Singapore since December 2021. Mr. Ang holds a Bachelor of Science in Mechanical Engineering degree with First Class Honors from the Imperial College of Science and Technology at the University of London. He also obtained an MBA degree and an International Directorship Certificate from INSEAD, France in and completed a Marketing Management Program at the Graduate School of Business at Stanford University.

Nicholas Aaron Khoo. Mr. Khoo currently serves as the Chief Operating Officer of Global Star Acquisition Inc. Mr. Khoo has a diversified career that spans over 20 years within the technology, gaming, fintech, real estate, and consulting industries. In the financial services and consulting industry, Mr. Khoo has led Asia Pacific and Japan for Visa Inc’s Cybersource Managed Services from 2012 to 2017. In the real estate industry, Mr. Khoo has served as an independent director of Hatten Land Ltd. since January 2022. Mr. Khoo is a known figure in the esports and video games industry, serving as an advisor to the board of the Global Esports Federation. Mr. Khoo also serves as an investment committee member of the Tribeca Global SPAC Fund since September 2021. Since October 2021, he has also served as an Investment Committee Member of Global Fund, a sponsor affiliate. Mr. Khoo has experience in the public sector as he has served on various official boards and committees in Singapore including the Gambling Regulatory Authority, National Crime Prevention Council, and the Internet and Media Advisory Committee. Mr. Khoo was the valedictorian when he graduated with a Masters of Business Administration from Arcadia University.

Jukka Rannila Mr. Rannila currently serves as a board member of Global Star Acquisition Inc. He is a seasoned professional with vast experience in investment management and real estate. From 2013 to 2020, Mr. Rannila served as the Chairman of the board of directors of Berlin Invest 3 Oy, from 2012-2020 with Berlin Invest 2 Oy, and from 2011 to 2022 with Berlin Invest Oy, where he oversaw residential real estate portfolios. Mr. Rannila currently serves as a board member of the investment management company for the Berlin Invest Oy groups, Confido Kiinteistöhallinta Oy, where he oversees a residential real estate portfolio in Berlin, Germany. Similarly, since 2018, Mr. Rannila has acted as a member of the board of Assai Commercial Oy, where he oversees a commercial real estate portfolio in the greater Helsinki area. Since 2004, Mr. Rannila has acted as a board member and investment manager of Assai Oy, where he is responsible for the operations and investment portfolio of listed and non-listed companies in the family office. Since 2009, Mr. Rannila has acted as chairman of the board of Nosh Company Oy, where he co-directs a high growth fashion and design group of companies. Currently, Mr. Rannila also co-directs a high growth robotics company with international expansion, Trussmatic Oy. Similarly, since 2018, Mr. Rannila co-directs a high growth manufacturing group of companies through his director position with Tikli Group Oy. More recently in 2021, Mr. Rannila manages all operations of Warp Bridge Oy, a SPV investing in a venture capital fund, as a Managing Director. Mr. Rannila studied at the University of Manchester in the Department of Accounting and Finance.

Stephen Drew. Mr. Stephen Drew currently serves as a non-independent member of Global Star Acquisition Inc.’s board of directors. Mr. Drew has 25 years of experience in private equity, investment banking, real estate, and Fintech-related businesses. Mr. Drew began his career at Wall Street firms Citigroup and Gruntal & Co. In the real estate financing and investing arena, Mr. Drew acted as the principal of Pinnacle Funding for over ten years, where he managed over 50 professional investors. Mr. Drew was also a member of Greenwich Realty Capital LLC from 2017 to 2019, where he managed commercial real estate development. From 2019 to 2020, Mr. Drew served as a Managing Member of Tribeca Realty Capital LLC, the US-based partner of a $27.5 billion asset manager based in Asia for equity investments and is responsible for successfully closing hundreds of millions in transactions. Since 2018, Mr. Drew has served as a Managing Partner of Global Fund LLC, a sponsor affiliate. Since 2021, Mr. Drew has also served as a Managing Partner of Tribeca Global SPAC Fund LLC. Mr. Drew studied Finance at Central Connecticut State University.

On March 22, 2020, Mr. Ted Kim voluntarily petitioned the United States Bankruptcy Court for the Eastern District of Virginia for personal bankruptcy under Chapter 7 of the United States Bankruptcy Code and was assigned Case No. 2010885BFK. Mr. Kim was discharged in December 2020 and the matter was terminated in December 2020. There were no allegations of fraud made in the proceedings. Except for Mr. Kim, none of PubCo’s proposed executive officers or directors has filed a petition for personal bankruptcy or has been affiliated with any company that has filed for bankruptcy within the last ten years.

FOREIGN PRIVATE ISSUER STATUS

Following the Business Combination, PubCo will qualify as a “foreign private issuer” as defined under SEC rules. Even after PubCo no longer qualifies as an emerging growth company, as long as PubCo continues to qualify as a foreign private issuer under SEC rules, PubCo is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

Notwithstanding these exemptions, PubCo will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited under International Financial Reporting Standards (“IFRS”) by an independent registered public accounting firm.

PubCo may take advantage of these exemptions until such time as PubCo is no longer a foreign private issuer. PubCo would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of its executive officers or directors are U.S. citizens or residents, (2) more than 50% of its assets are located in the United States or (3) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if PubCo no longer qualifies as an emerging growth company, but remains a foreign private issuer, PubCo will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because PubCo will qualify as a foreign private issuer under SEC rules following the Business Combination, PubCo is permitted to follow the corporate governance practices of Cayman Islands (the jurisdiction in which PubCo is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to PubCo. For example, under Cayman Islands law, PubCo is not required to have a board of directors comprised of a majority of directors meeting the independence standards described in Nasdaq Listing Rules. In addition, under Cayman Islands law, PubCo is not required to have a compensation committee or a nominations committee that is comprised solely of independent directors.

If at any time PubCo ceases to be a foreign private issuer, PubCo will take all action necessary to comply with the SEC and Nasdaq Listing Rules.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding the beneficial ownership of our common stock as of November 7, 2023.

As of the record date, there were 12,113,225 shares of common stock issued and outstanding, consisting of 9,200,000 shares of Company’s redeemable Class A common stock, 613,225 shares of Company’s non-redeemable Class A common stock, and 2,300,000 shares of Class B common stock. Class A Ordinary Shares underlying the Private Placement Warrants held by the Sponsor are not required to be, and are not, included in the table below because these securities are not exercisable within 60 days of this proxy statement. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our common stock beneficially owned by them.

	Class A Common Stock		Class B Common Stock(2)
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding Common Stock
Global Star Acquisition 1 LLC(1)(2)	498,225	5.07%	1,800,000	78.26%	18.97%
Anthony Ang(1)(2)	498,225	5.07%	2,100,000	91.30%	21.45%
Ted Kim(1)(2)	498,225	5.07%	1,800,000	78.26%	18.97%
Nicholas Khoo(2)	-	-	50,000	2.17%	*
Shan Cui(2)	-	-	50,000	2.17%	*
Stephen Drew(2)	-	-	20,000	*	*
Argon Lam Chun Win	-	-	20,000	*	*
Yang Kan Chong	-	-	20,000	*	*
Hai Chwee Chew	-	-	20,000	*	*
Jukka Rannila	-	-	20,000	*	*
All directors and executive officers as a group (8 individuals)	498,225	5.07%	2,300,000	*	100%
Other 5% Stockholders
KARPUS INVESTMENT MANAGEMENT(3)	768,975	7.83%	-	-	6.34%
SHAOLIN CAPITAL MANAGEMENT LLC(4)	500,000	5.09%	-	-	4.12%
ARISTERIA CAPITAL, LLC(5)	500,000	5.09%	-	-	4.12%
POLAR ASSET MANAGEMENT PARTNERS INC.(6)	750,000	7.64%	-	-	6.19%
SPACE SUMMIT CAPITAL LLC(7)	775,468	7.90%	-	-	6.4%
FEIS EQUITIES LLC(8)	399,375	4.06%	-	-	3.29%

(1)	Global Star Acquisition 1 LLC, our sponsor, is the record holder of the securities reported herein. Anthony Ang, our Chairman and Chief Executive Officer and Ted Kim, are managing members of our Sponsor. By virtue of this relationship, Mr. Ang and Mr. Kim may be deemed to share beneficial ownership of the securities held of record by our Sponsor. Mr. Ang individually owns an additional 300,000 shares of the Company’s Class B Common Stock. Mr. Ang and Mr. Kim disclaim any such beneficial ownership except to the extent of his pecuniary interest. The business address of Global Star Acquisition 1 LLC, Mr. Ang and Mr. Kim is 1641 International Drive, Unit 208, McLean, VA.
(2)	Interests shown consist solely of founder shares, classified as shares of Class B common stock, as well as placement shares after the IPO. Founder shares are convertible into shares of Class A common stock on a one-for-one basis, subject to adjustment.
(3)	Based on a Schedule 13GA filed on February 14, 2023, by Karpus Management, Inc., d/b/a Karpus Investment Management, a corporation formed under the laws of New York. The address of the business office of the Reporting Persons is 183 Sully’s Trail, Pittsford, New York 14534.
(4)	Based on a Schedule 13G filed on February 14, 2022, by Shaolin Capital Management LLC, a company incorporated under the laws of the State of Delaware. The address of the business office of the Reporting Persons is 230 NW 24th Street, Suite 603, Miami, FL 33127.
(5)	Based on a Schedule 13G filed on February 13, 2023, by Aristeria Capital LLC, a Delaware limited liability company. The address of the business office of the Reporting Persons is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.
(6)	Based on a Schedule 13G filed on February 10, 2023, by POLAR ASSET MANAGEMENT PARTNERS INC. a company incorporated under the laws of Ontario, Canada. The address of the business office of the Reporting Persons is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.
(7)	Based on a Schedule 13G/A filed on February 8, 2023, by Space Summit Capital LLC, a Delaware limited liability company amending the 13G it filed on September 21, 2022. The address of the business office of the 15455 Albright Street, Pacific Palisades, CA 90272.
(8)	Based on a Schedule 13G/A filed on January 31, 2023, by Feis Equity LLC and Lawrence M. Feis. The address of the Reporting Persons is 20 North Wacker Drive, Suite 2115, Chicago, Illinois 60606.

The holders of the founder shares have agreed (a) to vote any founder shares owned by it in favor of any proposed business combination and (b) not to redeem any founder shares in connection with a stockholder vote to approve a proposed initial business combination. Our sponsor and our executive officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions-Global Star

Founder Shares

On February 14, 2022, our sponsor purchased 2,875,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. On April 5, 2022, our sponsor transferred 300,000 founder shares to Anthony Ang, 50,000 shares to Nicholas Khoo, 50,000 shares to Shan Cui, 20,000 shares to Stephen Drew, 20,000 shares to Kan Mun Wai Benny, 20,000 shares to Yang Kan Chong, 20,000 shares to Hai Chwee Chew, and 20,000 shares to Jukka Rannila. On July 26, 2022 our sponsor surrendered 575,000 founder shares to the Company for cancellation, for no consideration. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of this offering (excluding the placement units and underlying securities). The shares transferred to the officers and directors have a grant date fair value of $2.30 per unit or an aggregate of $1,150,000 and the expense associated with these awards will be recognized upon successful business combination. The Company measured the fair value of the shares on the grant date of the award utilizing a valuation model which considers certain assumptions.

Private Placement Units

Our sponsor purchased an aggregate of 456,225 placement units at a price of $10.00 per unit for an aggregate purchase price of $4,562,250. If the over-allotment option is exercised in full, the amount of placement units sold will be 498,225 for an aggregate purchase price of $4,982,250. Simultaneously with the sale of the Over-Allotment Units, Global Star consummated the private placement of an aggregate of 42,000 units (the “Over-Allotment Private Placement Units” and together with the IPO Private Placement Units, the “Private Placement Units”) to the Sponsor, at a price of $10.00 per Over-Allotment Private Placement Units, generating total gross proceeds of $420,000.

Administrative Services Agreement

On September 22, 2022, we entered into an Administrative Services Agreement, as it may be amended from time to time, with our sponsor, pursuant to which Global Star paid its Sponsor $10,000 per month for office space, utilities, secretarial, administrative and support services. Upon completion of the business combination, our liquidation or reaching $160,000, we would cease paying these monthly fees. For each of the three and six months ended June 30, 2023 the Company incurred $31,666 and $61,666, respectively, of expenses pursuant to this agreement. For each of the three and six months ended June 30, 2023, the company paid $40,000 and $80,000 respectively. As of June 30, 2023 the Company had a prepaid balance of $10,000 which is included in prepaid expenses and other current assets on the Company’s condensed consolidated balance sheets. As of December 31, 2022, the Company had $8,334 in administrative fees included in accrued expenses which was repaid in January 2023.

Promissory Notes — Related Party

On February 14, 2022, Global Star’s sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. Upon closing of the Initial Public Offering, the Company repaid the outstanding balance in full.

In order to finance transaction costs in connection with the Business Combination, the Sponsor extended to us a line of credit of up to $1,600,000 pursuant to a Promissory Note dated July 31, 2023 (“Sponsor Working Capital Loan”). Such Sponsor Working Capital Loan is without interest and is to be repaid on the later of (i) December 31, 2023 or (ii) upon the consummation of a Business Combination. The Sponsor in its sole discretion may elect to convert up to $1,500,000 amount of the Sponsor Working Capital Loan into the Company’s Common Stock at a price of $10.00 per share in lieu of cash repayment. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Sponsor Working Capital Loan, but no proceeds held in the Trust Account would be used to repay the Sponsor Working Capital Loans. As of September 30, 2023, the amount under the Sponsor Working Capital Loan was $1,600,000.

Certain Relationships and Related Person Transactions-K Enter

On May 25, 2023, K Enter entered into a production development agreement with Studio Anseilen, one of the Seven Korean Companies, to advance Studio Anseilen $761,731 for content development. The advance does not accrue interest, is not secured and is evidenced by an agreement dated May 25, 2023, a copy of which is attached to this proxy statement/prospectus as Exhibit 10.19.

On of K Enter’s directors, Ted Kim, is also the manager of Global Star Acquisition I, LLC, the sponsor, to Global Star

Two of K Enter’s directors, Pyeung-ho Choi, who is the Chairman of K Enter and Youngjae Lee, who is the Chief Executive Officer of K Enter, are also senior officers of Solaire Partners, one of the Seven Korean Companies.

On June 1, 2023, K Enter entered into a two-year written lease with Solaire Partners, as landlord (“Lease 2”) for 2,520 square feet of office space located at 11F, Telepia Building, 527, Eonju-ro, Gangnam-gu, Seoul, Korea 06138 commencing on June 1, 2023. Solaire Partners., one of the Seven Korean Companies, is the landlord under the Lease 2. At inception, total gross rental payments due under this operating lease approximated $103,926 and a security deposit due approximated $75,704. As of June 30, 2023, K Enter has not yet made any rental payments or payments for the security deposit associated with this operating lease. A copy of Lease 2 is attached to this proxy statement/prospectus as Exhibit 10.18.

Solaire Partners advised K Enter approximately $127,934 through the payment of K Enter’s administrative expenses during the period January 4, 2023 through June 30, 2023. As of June 30, 2023, K Enter owed $51,723 to Solaire related to this advance and is included as a component of accrued expenses and other current liabilities on the accompanying balance sheet. This advance from Solaire Partners has been fully repaid by K Enter.

During August 2023, K Enter purchased a $1,000,000 convertible bond from Prototype Groupe, Inc. (“Prototype Groupe”), a company that operates in virtual studio technology and who First Virtual, who is one of the Seven Korean Companies, has a 19% ownership interest in. The convertible bond is due and payable on demand after August 10, 2024. The convertible bond will bear interest at a fixed rate equal to the Applicable Federal Rate for short term loans as of the date of the bond (4.96%). At K Enter’s option, at any time prior to payment in full of the principal amount and all accrued interest, the convertible bond can be converted into such number of shares of common stock of Prototype Groupe equal to the entire principal amount of the convertible bond and all accrued and unpaid interest thereon, divided by $7.40 per share in case the pre-money valuation of Prototype Groupe shall meet or exceed $94,800,000. In the event the pre-money valuation is below $94,800,000, the conversion price shall be proportionally reduced. If the convertible bond is not repaid or converted through K Enter’s voluntary election and Prototype Groupe issues and sells shares of its equity securities before the maturity date resulting in gross proceeds of $10,000,000 (excluding the conversion of this bond), then at any time on or after the maturity date, Prototype Groupe shall have the option to (a) repay all outstanding principal and accrued unpaid interest of the convertible bond or (b) convert all or any portion of the outstanding principal and accrued unpaid interest of the convertible bond into such number of its common shares equal to the principal amount and all accrued unpaid interest thereon to be converted divided by the conversion price. A copy of the convertible bond with Prototype Groupe is attached to this proxy statement/prospectus as Exhibit 10.20.

During September 2023, K Enter advanced $1,510,232 to Studio V Plus Co., Ltd. at an interest rate of 3.00% per annum that is due and payable on November 6, 2023. The advance is unsecured and is evidence by a loan agreement dated September 6, 2023 (the “Loan Agreement”), a copy of which is attached to this proxy statement/prospectus as Exhibit 10.21. Studio V Plus Co., Ltd. has repaid K Enter all sums due under the Loan Agreement by the due date.

SHARES ELIGIBLE FOR FUTURE SALE

According to the Memorandum and Articles of Association of PubCo the authorized share capital of post-closing company is $100,000 divided into 990,000,000 ordinary shares of par value of $0.0001 each and 10,000,000 preference shares of par value of $0.0001 each. All of the PubCo Ordinary Shares issued in connection with the Reincorporation Merger will be freely transferable by persons other than by PubCo’s “affiliates” without restriction under the Securities Act, subject to the restrictions detailed below. The PubCo Ordinary Shares issued in the Acquisition Merger will also be registered at the closing, but will be subject to the lock-up agreements described below. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for PubCo Ordinary Shares. PubCo intends to apply for listing of the PubCo Ordinary Shares and PubCo Warrants on Nasdaq, but it cannot be assured that a regular trading market will develop in the PubCo Ordinary Shares or PubCo Warrants.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and PubCo’s Memorandum and Articles of Association, the fully paid-up ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual common form or in a form acceptable to the directors and the applicable securities laws in the relevant jurisdictions. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may require to show the right of the transferor to make the transfer. PubCo will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Lock-up Agreement

At the Closing, PubCo, the Sponsor, certain former stockholders of K Enter, and certain other persons and entities, will enter into lock-up agreements (the “Lock-Up Agreements”) with respect to the Purchaser Ordinary Shares and Purchaser Warrants held by the Sponsor immediately following the Closing, and the Purchaser Ordinary Shares held by the Target Holders immediately following the Closing (the “Lock-Up Shares”), pursuant to which, each Holder agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any Lock-Up Shares during the application lock-up period, on the terms and subject to the conditions set forth in the Lock-Up Agreement. Lock-up period means, (i) with respect to 50% of the Lock-up Shares, the earlier of (A) six months after the Closing and (B) the date on which the closing price of the Purchaser’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, rights issuances, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the date hereof and (ii) with respect to the remaining 50% Lock-up Shares (or Ordinary Shares issuable upon conversion thereof), six months after the Closing.

PubCo Options

In connection with the Business Combination, Global Star and K Enter have agreed that PubCo shall adopt the 2023 Plan. The 2023 Plan provides for the issuance of up to an aggregate of [●] of PubCo Ordinary Shares. Upon the closing of the Business Combination, options to purchase an aggregate number of [●] PubCo Ordinary Shares will be immediately granted and outstanding. See “PubCo’s Directors and Executive Officers after the Business Combination—Share Incentive Plan.”

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by PubCo’s affiliates. Generally, subject to certain limitations, holders of PubCo’s restricted shares who are not affiliates of PubCo or who are affiliates of PubCo by virtue of their status as an officer or director of PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of PubCo restricted shares by an officer or director who is an affiliate of PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of PubCo restricted shares who will be an affiliate of PubCo other than by virtue of his or her status as an officer or director of PubCo.

PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

All of PubCo Ordinary Shares that will be outstanding upon the consummation of the Business Combination, other than those equity shares issued and registered in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo. Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●

1% of the then issued equity shares of the same class which, immediately after the Business Combination, will equal 701,960 equity shares (assuming no additional redemptions by holders of Global Star shares and not including the PIPE Shares); or

●	the average weekly trading volume of PubCo Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of PubCo’s employees, consultants or advisors who purchases equity shares from PubCo in connection with a compensatory stock plan or other written agreement executed prior to the consummation of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

In connection with the transactions, Global Star, PubCo and K Enter entered into Backstop Agreements with a number of investors. The Backstop Agreement will provide that holders of the PIPE Shares can, at any time after the consummation of the Business Combination and subject to certain conditions set forth in the Backstop Agreement, make up to two demands that PubCo register the applicable PubCo Ordinary Shares. In addition, pursuant to the Backstop Agreement, the holders of PIPE Shares have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination.

DESCRIPTION OF PUBCO’S SECURITIES

PubCo or K Wave Media Ltd is a Cayman Islands exempted company and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. The share capital of the PubCo is $100,000 divided into 990,000,000 ordinary shares of par value of $0.0001 each and 10,000,000 preference shares or a par value US$0.0001 each.

PubCo Ordinary Shares

The following includes a summary of the terms of PubCo Ordinary Shares, based on its Memorandum and Articles of Association and Cayman Islands law. Immediately prior to the consummation of the Reincorporation Merger, PubCo shall amend its memorandum and articles of association, which amendment is referred to herein as the “Memorandum and Articles of Association.” According to the Memorandum and Articles of Association, the authorized share capital of post-closing company is $100,000 divided into 990,000,000 ordinary shares of par value of $0.0001 each and 10,000,000 preference shares or a par value US$0.0001 each.

General. Immediately prior to the consummation of the Business Combination, PubCo’s authorized share capital is $100,000 divided into 990,000,000 ordinary shares of par value of $0.0001 each and 10,000,000 preference shares or a par value US$0.0001 each. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. PubCo may not issue share to bearer. PubCo’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of PubCo’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Law. In addition, PubCo’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. PubCo’s Memorandum and Articles of Association provide that dividends may be declared and paid out of PubCo’s profits, realized or unrealized, or from any reserve set aside from profits which its Board of Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. No dividend may be declared and paid unless PubCo’s directors determine that, immediately after the payment, PubCo will be able to pay its debts as they become due in the ordinary course of business and PubCo has funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each PubCo ordinary share is entitled to one vote. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, PubCo is not obliged by the Companies Law to call shareholders’ annual general meetings. PubCo’s Memorandum and Articles of Association provide that PubCo may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of PubCo’s shareholders may be called by a majority of its Board of Directors or its chairman or, in the case of an extraordinary general meeting only, upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, PubCo Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of PubCo’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to PubCo’s Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions in PubCo’s Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by PubCo’s Board of Directors.

PubCo’s Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which PubCo has a lien. PubCo’s Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as PubCo’s Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as PubCo’s directors may from time to time require is paid to PubCo in respect thereof.

If PubCo’s directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as PubCo’s Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as PubCo’s board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst PubCo’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst PubCo’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise. If PubCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by PubCo’s shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. PubCo may issue shares on terms that such shares are subject to redemption, at PubCo’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by PubCo’s Board of Directors or by a special resolution of PubCo’s shareholders. PubCo may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its Board of Directors or are otherwise authorized by its Memorandum and Articles of Association. Under the Companies Law, the redemption or repurchase of any share may be paid out of PubCo’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, PubCo may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time PubCo’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not PubCo is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of PubCo Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s list of shareholders or its corporate records. However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. PubCo’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

PubCo’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

PubCo’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of PubCo’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that authorize PubCo’s Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company. PubCo is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

PubCo Warrants

Set forth below is also a description of the PubCo Options and the PubCo Warrants that will be issued and outstanding upon the consummation of the Business Combination.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Memorandum and Articles of Association attached as Annex B to this proxy statement/prospectus.

The PubCo Warrants will have the same terms as the GLST Warrants. Each PubCo Warrant entitles the holder thereof to purchase one PubCo Ordinary Share at a price of $11.50 per full share. PubCo will not issue fractional shares. As a result, a warrant holder must exercise its PubCo Warrants in multiples of two, at a price of $11.50 per full share, subject to adjustment, to validly exercise the PubCo Warrants. The PubCo Warrants will become exercisable on the later of the completion of the Business Combination and 12 months from the date of the IPO, and will expire five years after the consummation of the Business Combination.

PubCo may redeem the outstanding PubCo Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the PubCo Warrants are exercisable,

●	upon a minimum of 30 days’ prior written notice of redemption,

●	if, and only if, the last sales price of PubCo Ordinary Shares equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three business days before PubCo sends the notice of redemption, and

●	if, and only if, there is a current registration statement in effect with respect to the PubCo Ordinary Shares underlying the PubCo Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and PubCo issues a notice of redemption, each warrant holder can exercise his, her or its PubCo Warrant prior to the scheduled redemption date. However, the price of the PubCo Ordinary Shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit PubCo’s ability to complete the redemption.

If PubCo calls the PubCo Warrants for redemption as described above, PubCo’s management will have the option to require all warrant holders that wish to exercise PubCo Warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole PubCo Warrant for that number of PubCo Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of PubCo Ordinary Shares underlying the PubCo Warrants, multiplied by the difference between the exercise price of the PubCo Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the PubCo Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether PubCo will exercise its option to require all warrant holders to exercise their PubCo Warrants on a “cashless basis” will depend on a variety of factors including the price of the PubCo Ordinary Shares at the time the PubCo Warrants are called for redemption, PubCo’s cash needs at such time and concerns regarding dilutive share issuances.

COMPARISON OF SHAREHOLDERS’ RIGHTS

In connection with the Business Combination, holders of Global Star Common Stock will become shareholders of PubCo and their rights will be governed by the Cayman Islands law and the Memorandum and Articles of Association. Currently, the rights of Global Star stockholders are governed by the laws of the State of Delaware and Global Star’s amended and restated certificate of incorporation.

This section describes the material differences between the rights of Global Star stockholders and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences between the Cayman Islands laws and Delaware laws affecting corporations and their shareholders or all the differences between Global Star’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Cayman Islands laws and Delaware laws and Global Star’s and PubCo’s organizational documents. For information on Global Star’s amended and restated certificate of incorporation see the section titled, “Where You Can Find More Information” in this proxy statement/prospectus. For a summary of PubCo’s Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of PubCo’s Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

Cayman Islands		Delaware
Shareholder Meetings

●	Held at a time and place as designated in the Articles of Association. Our Articles of Association provide that our board may designate such time and place.	●	Held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors

●	May be held within or outside the Cayman Islands	●	May be held within or without Delaware

●	Notice: at least 5 clear days’ notice	●	Notice:

●	Our Articles of Association provides that a general meeting of the company may be called by the chairman or a majority of our board or by the holders of at least one-third of all votes attached to all issued shares entitled to vote at our general meetings.	●	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

●	Notices shall be in writing and may be given to any shareholder of PubCo either personally or by sending it by courier, post, telex, fax or email to such shareholder or to such shareholder’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such shareholder). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.	●	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Cayman Islands		Delaware
Shareholders’ Voting Rights

●	Our Articles of Association provide shareholders may take any action requiring an ordinary or special resolution passed at a meeting of shareholders without a meeting if their consent to such ordinary or special resolution is in writing and is signed by all shareholders entitled to vote on such resolution, in accordance with the procedure in our articles of association.	●	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote

●	Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the Articles of Association. Our Articles of Association permit such proxies.	●	Any person authorized to vote may authorize another person or persons to act for him by proxy.

●	Quorum is as designated in the Articles of Association. Quorum in our Articles of Association is holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy.	●	For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

●	The Memorandum and Articles of Association may provide for cumulative voting in the election of directors. Our Articles of Association do not provide for cumulative voting.	●	The certificate of incorporation may provide for cumulative voting.

●	Our Articles of Association provide that the rights attached to any class of shares may be varied, modified or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class.

Directors

●	Our Articles of Association provide that the number of directors shall not be less than 1 director.	●	Board must consist of at least one member.

●	Maximum number of directors can be changed by Ordinary Resolution (as defined therein).	●	Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.

●	If the board is authorized to change the number of directors actually appointed, provided that the number still falls within the maximum and the minimum number of directors as set out in the Articles of Association, it can do so provided that it complies with the procedure set out in the Articles of Association. Our Articles of Association permit our board to appoint and remove directors.

Cayman Islands			Delaware
Fiduciary Duties

●	In summary, directors and officers owe the following fiduciary duties:		●	Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole.

	●	Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;	●	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

	●	Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;	●	Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”

	●	Directors should not improperly fetter the exercise of future discretion;

	●	Duty to exercise powers fairly as between different groups of shareholders;

	●	Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and

	●	Duty to exercise independent judgment.

●	In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:

	●	the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and

	●	the nature of the company, the nature of the decision and the position of the director and the responsibilities undertaken.

●	As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles of Association or alternatively by shareholder approval at general meetings.

Cayman Islands			Delaware
Shareholders’ Derivative Actions

●	Generally speaking, the company is the proper plaintiff in any action. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:		●	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

	●	Those who control the company have refused a request by the shareholders to move the company to bring the action;	●	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

	●	Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);	●	Such action shall not be dismissed or compromised without the approval of the Chancery Court.

	●	a company is acting or proposing to act illegally or beyond the scope of its authority; or	●	Shareholders of a Delaware corporation that redeemed their shares, or whose shares were canceled in connection with dissolution, would not be able to bring a derivative action against the corporation after the shares have been redeemed or canceled.

	●	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained.

	●	Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Cayman Islands

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo will appoint Cogency Global Inc. as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Transactions.

Maples and Calder (Cayman) LLP, PubCo’s counsel as to Cayman Islands law has advised us that there is uncertainty as to whether the courts of the Cayman Islands, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Cayman) LLP has informed PubCo that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Cayman) LLP has further informed PubCo that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

LEGAL MATTERS

The validity of the PubCo Ordinary Shares and the PubCo Warrants to acquire PubCo Ordinary Shares will be passed upon by Maples and Calder (Cayman) LLP, Cayman Islands counsel to PubCo, and Nelson Mullins Riley & Scarborough LLP, PubCo’s U.S. Counsel respectively. Certain legal matters relating to U.S. law will be passed upon for K Enter by Loeb & Loeb LLP. Certain legal matters relating to Cayman Islands law will be passed upon for K Enter by Maples and Calder (Cayman) LLP.

CHANGE IN PLAY COMPANY’S CERTIFYING ACCOUNTANT

On July 24, 2023, Play Company engaged Samil PricewaterhouseCoopers (“PwC Korea”), as the Company’s independent registered public accounting firm to audit the consolidated financial statements for Play Company as of December 31, 2022, December 31, 2021 and January 1, 2021 and for each of the two fiscal years in the period ended December 31, 2022 in accordance with IFRS and PCAOB standards. Play Company’s Directors approved the engagement of PwC Korea.

As of December 31, 2022, December 31, 2021 and January 1, 2021 and for each of the two fiscal years in the period ended December 31, 2022, E-JUNG Accounting Corporation performed the audit of Play Company’s consolidated financial statements prepared under Korean Generally Accepted Accounting Principles and issued its statutory audit reports in accordance with Korean Standards on Auditing. E-Jung Accounting Corporation continues to serve as Play Company’s statutory auditor in Korea.

The statutory audit reports of E-JUNG Accounting Corporation on the Company’s consolidated financial statements as of December 31, 2022, December 31, 2021 and January 1, 2021 and for each of the two fiscal years in the period ended December 31, 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through July 24, 2023, there have been (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Form 20-F with E-JUNG Accounting Corporation on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E-JUNG Accounting Corporation, would have caused them to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

Subsequent to the appointment of PwC Korea, we and PwC Korea identified certain material weaknesses in our internal control over financial reporting and errors in Play Company’s previously-issued financial statements based on Korean GAAP. See “Risk Factors — Our management has identified material weaknesses in our internal control over financial reporting and we may not be able to remediate these weaknesses. Additionally, our management may identify material weaknesses in the future that could adversely affect investor confidence, impair the value of our securities, and increase our cost of raising capital.”

Play Company provided E-JUNG Accounting Corporation with a copy of the disclosures it is making in this proxy statement/prospectus on Form F-4 and has requested that E-JUNG Accounting Corporation furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of such letter is filed as Exhibit 16.1 to this Registration Statement on Form F-4.

During the fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through July 24, 2023, neither Play Company nor anyone acting on its behalf consulted with PwC Korea regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on Play Company’s financial statements and neither a written report nor oral advice was provided to Play Company that PwC Korea concluded was an important factor considered by Play Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F, or (iii) any “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

EXPERTS

The financial statements of K Enter Holdings Inc. as of June 30, 2023 and for the period from January 4, 2023 (inception) to June 30, 2023 included in this registration statement have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The financial statements of Play Company as of December 31, 2022, December 31, 2021 and January 1, 2021 and for each of the two years in the period ended December 31, 2022 included in this registration statement have been so included in reliance on the report (which contains an explanatory paragraph relating to corrections of errors in its previously-issued local GAAP financial statements) of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Global Star Acquisition Inc. as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 appearing in this prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and have been included herein (which contains an explanatory paragraph relating to substantial doubt about the ability of Global Star Acquisition Inc. to continue as a going concern as described in Note 1 to the financial statements). Such financial statements are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of Global Star knows of no other matters which may be brought before the Special Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Special Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Global Star and its agents that deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of Global Star’s proxy statement/prospectus. Upon written or oral request, Global Star will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Global Star deliver single copies of such documents in the future. Shareholders may notify Global Star of their requests by calling or writing Global Star at its principal executive offices at 555 Madison Avenue, Room 543, New York, NY 10022, Attn: Wei Chen.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Global Star is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC.

Neither Global Star, PubCo nor K Enter has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Global Star stockholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

GLOBAL STAR ACQUISITION CORP.
INDEX TO FINANCIAL STATEMENTS

K ENTER HOLDINGS INC

PLAY COMPANY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Global Star Acquisition Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Global Star Acquisition Inc. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders’ (deficit) equity and cash flows for each of the two years ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plans are dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of its uncertainty.

Basis for Opinion

The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York

May 25, 2023

GLOBAL STAR ACQUISITION, INC.

BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
Cash	$877,560	$—
Prepaid expenses	—	25,071
Other current assets	231,528	—
Due from Sponsor	—	25,000
Total Current Assets	1,109,088	50,071
Investments held in the Trust Account	95,134,678	—
Deferred offering costs	—	31,000
Other assets	49,526	—
Total Assets	$96,293,292	81,071

LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$184,204	$—
Accrued offering costs	67,414	15,000
Accrued franchise tax payable	201,596	1,596
Advances from related party	—	42,384
Due to Sponsor	15,094	—
Accrued Income Taxes	135,321	—
Total Current Liabilities	603,629	58,980
Deferred underwriting commission	3,220,000	—
Total liabilities	3,823,629	58,980
COMMITMENTS AND CONTINGENCIES (Note 6)	-	-
Class A common stock subject to possible redemption at redemption value; 9,200,000 shares ($10.30 per share) Stockholders’ (deficit) equity:	94,797,761	—
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value, 100,000,000 shares authorized, 613,225 shares issued and outstanding (excluding 9,200,000 and 0 shares, respectively, subject to possible redemption)	62	—
Class B common stock, $0.0001 par value, 10,000,000 shares authorized, 2,300,000 shares issued and outstanding(1)(2)	230	230
Additional paid-in capital	—	24,770
Accumulated deficit	(2,328,390)	(2,909)
Total Stockholders’ (Deficit) Equity	(2,328,098)	22,091
Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ (Deficit) Equity	$96,293,292	$81,071

(1)	Shares and the associated amounts have been retroactively restated to account for the share issuance on February 14, 2022 as discussed in Note 5.
(2)	On July 26, 2022, the Sponsor surrendered and forfeited 575,000 founder shares for no consideration following which the Sponsor holds 2,300,000 founder shares. All share amounts have been retroactively restated to reflect this surrender as discussed in Note 5.

The accompanying notes are an integral part of these financial statements

GLOBAL STAR ACQUISITION, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31,	December 31,
	2022	2021
OPERATING EXPENSES
Administration fee - related party	$32,000	$—
General and administrative	515,868	1,699
TOTAL OPERATING EXPENSES	547,868	1,699
OTHER INCOME
Income earned on Investments held in Trust Account	844,178	—
Interest income	206	—
Change in fair value of over-allotment liability	7,619	—
TOTAL OTHER INCOME	852,003	—
Income (loss) before provision for income taxes	304,135	(1,699)
Provision for income taxes	135,321	—
Net income (loss)	$168,814	$(1,699)

Weighted average number of shares of redeemable Class A common stock outstanding, basic and diluted	2,481,096	—
Basic and diluted net income (loss) per share of redeemable Class A common stock	$0.04	$—
Weighted average number of shares of non-redeemable Class A and B common stock outstanding, basic and diluted(1)(2)	2,238,462	2,000,000
Basic and diluted net income (loss) per share of Class B common stock	$0.04	$(0.00)

(1)	Shares and the associated amounts have been retroactively restated to account for the share issuance on February 14, 2022 as discussed in Note 5.
(2)	On July 26, 2022, the Sponsor surrendered and forfeited 575,000 founder shares for no consideration following which the Sponsor holds 2,300,000 founder shares. All share amounts have been retroactively restated to reflect this surrender as discussed in Note 5.

The accompanying notes are an integral part of these financial statements

GLOBAL STAR ACQUISITION, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A		Class B		Additional		Stockholders’
	Common Stock		Common Stock(1)(2)(3)		Paid-In	Accumulated	(Deficit)
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance as of January 1, 2021	—	$—	2,300,000	$230	$24,770	$(1,210)	$23,790
Net loss	—	—	—	—	—	(1,699)	(1,699)
Balance as of December 31, 2021	—	—	2,300,000	230	24,770	(2,909)	22,091
Sale of Units in Public Offering, net of offering costs	—	—	—	—	436,226	—	436,226
Proceeds from Private Placement Units, net of offering costs	498,225	50	—	—	4,952,607	—	4,952,607
Proceeds from Sale of Rights, net of costs	—	—	—	—	61,072	—	61,072
Class A common stock issued to representative	115,000	12	—	—	79,338	—	79,350
Remeasurement adjustment of Class A ordinary shares to redemption value	—	—	—	—	(5,554,013)	(2,494,295)	(8,048,308)
Net income	—	—	—	—	—	168,814	168,814
Balance as of December 31, 2022	613,225	$62	2,300,000	$230	$—	$(2,328,390)	$(2,328,098)

(1)	Includes an aggregate of up to 300,000 shares of Class B common stock subject to forfeiture if the over- allotment option is not exercised in full or in part by the underwriters (see Note 5).
(2)	Shares and the associated amounts have been retroactively restated to account for the share issuance on February 14, 2022 as discussed in Note 5.
(3)	On July 26, 2022, the Sponsor surrendered and forfeited 575,000 founder shares for no consideration following which the Sponsor holds 2,300,000 founder shares. All share amounts have been retroactively restated to reflect this surrender as discussed in Note 5.

The accompanying notes are an integral part of these financial statements

GLOBAL STAR ACQUISITION, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended
	December 31,	December 31,
	2022	2021
Cash Flows From Operating Activities:
Net income (loss)	$168,814	$(1,699)
Adjustments to reconcile net loss to net cash used in operating activities:
Income earned on Investments held in Trust Account	(844,178)	—
Change in fair value of overallotment liability	(7,619)	—
Changes in operating assets and liabilities:
Prepaid expenses	25,071	(25,046)
Other current assets	(231,528)	—
Other assets	(49,526)	—
Accounts payable and accrued expenses	184,204	1,089
Accrued income taxes	135,321	—
Accrued franchise tax payable	200,000	—
Advances from related party	(42,384)	41,656
Net cash (used in) provided by Operating Activities	(461,825)	16,000
Cash Flows From Investing Activities:
Cash deposited into Trust Account	(94,300,000)	—
Net Cash used in Investing Activities	(94,300,000)	—
Cash Flows From Financing Activities:
Proceeds from sale of Units in Public Offering	92,000,000	—
Proceeds from sale of Private Placement Warrants	4,982,250	—
Payment of underwriter discounts and commissions	(920,000)	—
Proceeds from sponsor	25,000	—
Proceeds from sponsor note	185,000	—
Repayment of sponsor note	(185,000)	—
Due from Sponsor	15,094	—
Payment of offering costs	(462,959)	(16,000)
Net cash provided by (used in) Financing Activities	95,639,385	(16,000)
Net change in cash	877,560	—
Cash at beginning of period	—	—
Cash at end of period	$877,560	$—

Supplemental disclosure of non-cash financing activities:
Deferred offering costs included in accrued offering costs	$52,414	$15,000
Deferred underwriting costs	$3,220,000	$—
Class A Ordinary Shares remeasurement to redemption value	$8,048,308	$—

The accompanying notes are an integral part of these financial statements

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations and Going Concern

Global Star Acquisition, Inc. (the “Company”) is a blank check company incorporated in the State of Delaware on July 24, 2019, whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, which we refer to as our initial business combination. To date, our efforts have been limited to organizational activities as well as activities related to the initial public offering and the completion of its initial Business Combination. We have not selected any specific business combination target.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from July 24, 2019 (inception) through December 31, 2022, relates to organizational activities and identifying a target company for a business combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Global Star Acquisition 1 LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 19, 2022.

On September 22, 2022, the Company consummated its initial public offering (the “IPO”) of 8,000,000 units (the “Units”). Each Unit consists of one share of Class A common stock of the Company, par value $0.0001 per share (“Class A Common Stock”), one redeemable warrant of the Company (“Warrant”), with each whole Warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share, and one Right, with each Right entitling the holder to receive one-tenth of one share of Class A Common Stock. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $80,000,000. On October 4, 2022, the Company closed on the over-allotment through the sale of 1,200,000 Units at a purchase of $10.00 per share for gross proceeds of approximately $12.0 million.

Simultaneously with the consummation of the closing of the Offering, the Company consummated the private placement of an aggregate of 456,225 units (the “Private Placement Units”) to Global Star Acquisition 1 LLC, the sponsor of the Company (the “Sponsor”), at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $4,562,250 (the “Private Placement”) (see Note 4).

On October 4, 2022, the Company consummated the closing of the sale of 1,200,000 additional units at a price of $10 per unit upon receiving notice of the underwriters’ election to exercise their overallotment option generating additional gross proceeds of 12.0 million. Simultaneously with the exercise of the overallotment, the Company consummated the Private Placement of an additional 42,000 Private Placement Units to the Sponsor, generating gross proceeds of $420,000.

As of December 31, 2022, transaction costs amounted to $4,788,510 consisting of $920,000 of underwriting fees (net of underwriter reimbursements), $3,220,000 of deferred underwriting fees payable, which are held in a trust account with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”) and $648,510 of other offering costs related to the Initial Public Offering. The underwriters were also issued 115,000 shares of Class A common stock as representative shares, in connection with the IPO. Upon close of the Initial Public Offering, the Company recorded additional issuance costs of $79,338, the grant date fair value of the shares, with an offset to additional paid-in capital. As described in Note 6, the $3,220,000 deferred underwriting fees are contingent upon the consummation of the Business Combination within 12 months (or up to 21 months from the closing of the IPO at the election of the company in nine one-month extensions) from the closing of the Initial Public Offering.

Nasdaq rules provide that at least 90% of the gross proceeds from the IPO and the sale of the placement units be deposited in a trust account. Of the net proceeds of the IPO and the sale of the placement units, $94,300,000, $10.25 per unit, was placed into a trust account in the United States with Continental Stock Transfer & Trust Company acting as trustee and Morgan Stanley Wealth Management acting as investment manager. These proceeds include $3,220,000 in deferred underwriting commissions.

The proceeds in the trust account may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account to the Company’s stockholders, as described below.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations and Going Concern (Continued)

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

The Company will have until September 22, 2023, to consummate a Business Combination. If we do not complete our initial business combination within 12 months from the closing of the IPO (or up to 21 months by depositing into the trust account for each one-month extension $303,600 because the underwriters’ over-allotment option was exercised in full ($0.033 per unit), or as extended by the Company’s stockholders in accordance with our amended and restated certificate of incorporation) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to any founder shares and placement shares held by them if we fail to complete our initial business combination within 12 months from the closing of the IPO (or up to 21 months by depositing into the trust account for each one-month extension $303,600 because the underwriters’ over-allotment option was exercised in full ($0.033 per unit), or as extended by the Company’s stockholders in accordance with our amended and restated certificate of incorporation), although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame. Accordingly, it is our intention to redeem our public shares as soon as reasonably possible following our 12th month (or up to 21 months from the closing of the IPO at the election of the Company in nine separate one month extensions subject to satisfaction of certain conditions, including the deposit of up to $303,600 because the underwriters’ over-allotment option was exercised in full ($0.033 per unit) for each one-month extension, into the trust account, or as extended by the Company’s stockholders in accordance with our certificate of incorporation) and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than the independent public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.25 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.25 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations and Going Concern (Continued)

Going Concern Considerations, Liquidity and Capital Resources

As of December 31, 2022, the Company had cash of $877,560 and $95,134,678 of Investments in Trust Account to be used for its Business Combination or to repurchase or redeem Public Shares in connection therewith.

The Company may raise additional capital through loans or additional investments from the Sponsor or its shareholders, officers, directors, or third parties. The Company’s officers and directors, the Sponsor or their affiliates may, but are not obligated to loan us funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through the earlier of consummation of a Business Combination or 12 months from the closing of the Public Offering (or up to 21 months from the closing of the Public Offering if the Company extends the period of time to consummate a Business Combination).

However, if the Company’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, or if the Company’s shareholders approve an extension to the mandatory liquidation date beyond 21 months from the closing of the Public Offering, the Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its Public Shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of a Business Combination. If the Company does not complete a Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations.

If the Company does not consummate a Business Combination by 12 months from the closing of the Public Offering (or up to 21 months from the closing of the Public Offering if the Company extends the period of time to consummate a Business Combination), there will be a mandatory liquidation and subsequent dissolution of the Company. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, “Presentation of Financial Statements - Going Concern,” the Company has determined that the liquidity condition due to insufficient working capital and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date that the financial statements are issued. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after 12 months from the closing of the Public Offering (or up to 21 months from the closing of the Public Offering if the Company extends the period of time to consummate a Business Combination). The financial statements do not include any adjustment that might be necessary, if the Company is unable to continue as a going concern.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of the Initial Public Offering and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. Further, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company had $877,560 in cash and no cash equivalents as of December 31, 2022.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (Continued)

Cash and Marketable Securities Held in Trust Account

As of December 31, 2022, substantially all of the assets held in the Trust Account were held in mutual funds. As of December 31, 2022, the balance in the Trust Account was $95,134,678. The Company’s portfolio of investments held in the Trust Account is comprised of cash and U.S. treasury bills, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in Income earned on Investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering.” Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering. Offering costs, including underwriter fees, associated with the Units were allocated between temporary equity and the Public Warrants and the Public Rights by the relative fair value method. Offering costs of $648,510 consisted principally of costs incurred in connection with preparation for the Initial Public Offering. The Company issued 115,000 shares of Class A Common Stock to the representative of the underwriter for services related to the Initial Public Offering. The shares have a grant date fair value of $79,338.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity”. Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, on December 31, 2022, the 9,200,000 Class A common stock subject to possible redemption in the amount of $94,797,761 is presented as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A common stock to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized a measurement adjustment from initial book value to redemption amount value. The change in the carrying value of redeemable Class A common stock resulted in charges against additional paid-in capital and accumulated deficit of approximately $8.1 million.

At December 31, 2022, the Class A common stock reflected in the balance sheet is reconciled in the following table:

Gross proceeds	$80,000,000
Transaction costs allocated to Class A common stock	(4,184,017)
Proceeds allocated to Public Rights and Warrants	(456,000)
Accretion of carrying value to redemption value	6,640,017
Class A common stock subject to possible redemption — September 22, 2022	82,000,000
Proceeds	12,000,000
Transaction costs allocated to the Class A common stock	(542,130)
Proceeds allocated to the Public Rights and Warrants	(68,400)
Accretion of carrying value to redemption value	1,408,291
Class A common stock subject to possible redemption — December 31, 2022	94,797,761

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2022 and 2021, the Company had a full valuation allowance against the deferred tax assets.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined the United States is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2022 and 2021, and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

New Law and Changes

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

At this time, it has been determined that none of the IR Act tax provisions have an impact to the Company’s fiscal 2022 tax provision. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. As of December 31, 2022, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account. The cash at bank is $877,560 as of December 31 2022.

Net Income (Loss) Per Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. The Company applies the two-class method in calculating income (loss0 per share. Earnings and losses are shared pro rata between the two classes of shares. The calculation of diluted income (loss) per share of common stock does not consider the effect of the warrants issued in connection with the (i) Public Offering and (ii) Private Placement, as there are based on an uncertain future event. As a result, diluted income (loss) per share is the same as basic earnings (loss) per share for the periods presented.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (Continued)

The following table reflects the calculation of basic and diluted net income (loss) per common stock (in dollars, except per share amounts):

	Year Ended		Year Ended
	December 31, 2022		December 31, 2021
	Non-redeemable		Redeemable Class A and B
	Class A	Class B	Class A	Class B
Numerator: Basic and diluted net income (loss) per share of common stock
Allocation of net income (loss)	$88,746	$80,068	—	$(1,699)
Denominator: Basic and diluted weighted average shares outstanding	2,481,096	2,238,462	—	2,000,000
Basic and diluted income (loss) per share of common stock	$0.04	$0.04	(0.00)	$(0.00)

Fair Value of Financial Instruments

The Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and will be accounted for as a liability pursuant to ASC 480.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, “Compensation—Stock Compensation” (“ASC 718”), which establishes financial accounting and reporting standards for stock-based employee compensation. It defines a fair value-based method of accounting for an employee stock option or similar equity instrument. The Company recognizes all forms of stock-based payments, including stock option grants, warrants and restricted stock grants, at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. The Founder Shares were granted subject to certain performance conditions: the occurrence of a Business Combination. Compensation expense related to the Founder Shares is recognized only when the performance conditions are probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation expenses are included in general and administrative expenses in the statement of operations. Stock- based payments issued to placement agents are classified as a direct cost of a stock offering and are recorded as a reduction in additional paid in capital. On April 5, 2022, the date the founder shares were granted, the aggregate fair value was $1,150,000.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt -Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”)”, which simplifies accounting for convertible instruments by removing major separation models required under current US GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 upon on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 8,000,000 Units at a price of $10.00 per Unit generating gross proceeds of $80,000,000. Each Unit consists of one share of Common stock, one redeemable warrant (“Public Warrant”) and one right (“Public Right). Each whole Public Warrant will entitle the holder to purchase one share of Common stock at a price of $11.50 per share, subject to adjustment (see Note 7). Each Public Right entitles the holder to receive one-tenth of one share of Common Stock upon the consummation of the business combination. On October 4, 2022, the Company consummated the closing of the sale of 1,200,000 additional units at a price of $10 per unit upon receiving notice of the underwriters’ election to exercise their overallotment option generating additional gross proceeds of $12.0 million and incurred additional offering costs of $412,500 in underwriting fees, of which $262,500 are for deferred underwriting commissions.

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 456,225 units (the “Private Placement Units”) to the Sponsor at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company in the amount of $4,562,250. Simultaneously with the exercise of the overallotment, the Company consummated the Private Placement of an additional 42,000 Private Placement Units to the Sponsor, generating gross proceeds of $420,000.

The proceeds from the sale of the Placement Units will be added to the net proceeds from the Public Offering held in the Trust Account. The Placement Units are identical to the Units sold in the Public Offering, except for the placement warrants (“Placement Warrants”), as described in Note 7. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Placement Warrants and the rights underlying the Placement Units (“Private Rights”) will expire worthless.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions

Class B Common Stock

During the year ended December 31, 2021, the Sponsor agreed to purchase 2,300,000 shares of the Company’s Common stock (the “Founder Shares”) for $25,000. On February 14, 2022, the Sponsor received the 2,875,000 shares and paid the Company $25,000 in full satisfaction of the outstanding receivable. The Founder Shares include an aggregate of up to 300,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding shares of common stock after the Initial Public Offering (see Note 8). In accordance with ASC 505, “Equity”, all shares, and the associated amounts have been retroactively restated to account for this share issuance. On April 5, 2022, the Sponsor transferred 500,000 founder shares to the Company’s officers and directors. On July 26, 2022, the Sponsor surrendered 575,000 founder shares to the Company for cancellation, for no consideration. All share amounts have been retroactively restated to reflect this surrender.

The shares transferred to the officers and directors have a grant date fair value of $2.30 per unit or an aggregate of $1,150,000 and the expense associated with these awards will be recognized upon successful business combination. The Company measured the fair value of the shares on the grant date of the award utilizing a valuation model which considers certain assumptions. These assumptions include the probability of completion of a public offering, the probability of initial business combination and estimated concessions.

The Sponsor and each Insider agrees that (i) 50% of the Founder Shares (or shares of Common Stock issuable upon conversion thereof) will not be transferred, assigned or sold until the earlier of (A) six months after the date of the consummation of the Company’s initial business combination and (B) the date on which the closing price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Company’s initial business combination and (i) the remaining 50% of the Founder Shares (or shares of Common Stock issuable upon conversion thereof) will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Company’s initial business combination. On September 19, 2022, the Sponsor transferred 400,000 shares to the Company’s three officers and 100,000 shares to the Company’s five directors.

Due to Related Party

Prior to September 30, 2022, and in connection with the close of the overallotment on October 4, 2022, the Company received $112,250 which should have been deposited into the Sponsor’s bank account. The amount was transferred to the Trust Account subsequent to quarter end.

At the close of the Initial Public Offering, a related party deposited $25,000 greater than the agreed upon initial investment. The Company repaid this amount in full, and no balance related to this transaction was outstanding as of December 31, 2022 and 2021.

Due to/from Sponsor

On September 22, 2022, a portion of the Initial Public Offering proceeds totaling $1,320,903 was deposited into the Sponsor’s bank account. The Sponsor transferred $1,310,373, which excludes a portion to pay down the Promissory Note (discussed below), to the Company on September 27, 2022. As of December 31, 2022, the outstanding balance due to the Sponsor was $15,094. As of December 31, 2021, the outstanding balance due from the Sponsor was $25,000.

Promissory Note — Related Party

On February 14, 2022, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. Upon closing of the Initial Public Offering, the Company repaid the outstanding balance in full. As of December 31, 2022 and 2021, there was no balance outstanding.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (Continued)

Advances From Related Party

The Sponsor paid certain offering costs on behalf of the Company and advanced working capital to the Company. These advances are due on demand and are non-interest bearing. Upon close of the Offering, the Company repaid the outstanding balance of $119,720 in full. As of December 31, 2022 and 2021, the balance was $0 and $42,384.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon consummation of a Business Combination into additional Placement Units at a price of $10.00 per Unit. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2022 and 2021, there was no balance outstanding.

Administrative Support Agreement

Our Sponsor will make available, or cause to be made available, to the Company, or any successor location of Global Star Acquisition 1, certain office space, utilities and secretarial and administrative support as may be reasonably required by the Company. In exchange therefore, the Company shall pay our Sponsor the sum of $10,000 per month on the Initial Public Offering date and continuing monthly thereafter until the Termination Date. For the year ended December 31, 2022 and 2021, the Company recorded $32,000 and $0, respectively, of expenses pursuant to this agreement. As of December 31, 2022 and 2021, there was no balance outstanding.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of Initial Public Offering requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The registration rights and stockholder agreement do not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (Continued)

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 1,200,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On October 4, 2022, the Company consummated the closing of the sale of 1,200,000 additional units at a price of $10 per unit upon receiving notice of the underwriters’ election to exercise their overallotment option generating additional gross proceeds of $12.0 million and incurred additional offering costs of $412,500 in underwriting fees, of which $262,500 are for deferred underwriting commissions. Simultaneously with the exercise of the overallotment, the Company consummated the Private Placement of an additional 42,000 Private Placement Units to the Sponsor, generating gross proceeds of $420,000.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $1,840,000, upon the closing of the Initial Public Offering. The underwriters reimbursed $920,000 to the Company for certain expenses in connection with the IPO. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $3,220,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

The underwriters were also issued 115,000 of Class A common stock as representative shares, in connection with our IPO. The Representative Shares have been deemed compensation by FINRA and the lock up period expired on March 19, 2023. As of the review period ending December 31, 2022, the Company recorded additional issuance costs of $79,338, the grant date fair value of the shares, with an offset to additional paid-in capital.

Note 7 — Stockholders’ Equity (Deficit)

Preferred Stock — The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2022 and 2021, there were no preferred shares issued or outstanding.

Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. At December 31, 2022 and 2021, there were 613,225 and 0 shares of Class A Common Stock issued and outstanding, excluding 9,200,000 shares of Class A Common Stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 2,300,000 shares of Class B common stock issued and outstanding.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as otherwise required by law. In connection with our initial business combination, we may enter into a stockholder agreement or other arrangements with the stockholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of our IPO.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (Deficit) (Continued)

The shares of Class B common stock will automatically convert into Class A common stock at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued or issuable to any seller of an interest in the target to us in a Business Combination.

Only holders of the Common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as otherwise required by law. In connection with our initial business combination, we may enter into a stockholder agreement or other arrangements with the stockholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of our IPO.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (Deficit) (Continued)

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

●	if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganization, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering. The Company will account for the warrants to be issued in connection with the Initial Public Offering in accordance with the guidance contained in ASC 815-40. Such guidance provides that the warrants described above are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

Rights — Except in cases where the Company is not the surviving company in a business combination, each holder of a right will automatically receive one-tenth (1/10) of one share of Class A common stock upon consummation of the initial business combination. The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of United States law.

The Company accounts for the rights to be issued in connection with the Initial Public Offering in accordance with the guidance contained in ASC 815-40. Such guidance provides that the rights described above are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements

The Public Warrants were valued at $0.05 per warrant at the Initial Public Offering. Significant inputs included a risk free rate of 3.74%, volatility of 1.5%, probability of business combination of 7%, dividend of $0 and life of 5.88 years.

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following table presents information about the Company’s assets and liabilities that are measured at fair value as of December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Schedule of Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring basis.

Description	Level	December 31, 2022
Assets:
Cash in the Trust Account	1	$95,134,678

NOTE 9 — TAXES

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	For the Year Ended	For the Year Ended
	December 31,	December 31,
	2022	2021
U.S. federal statutory rate	21.0%	0.0%
Change in Fair Value of Warrants	(0.5)%	0.0%
Valuation allowance	24.0%	0.0%
Income tax provision	44.5%	0.0%

GLOBAL STAR ACQUISITION, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 — TAXES (Continued)

Below is breakdown of the income tax provision.

	For the Year Ended	For the Year Ended
	December 31,	December 31,
	2022	2021
Federal
Current	$135,321	$—
Deferred	(73,052)	—
State and local
Current	—	—
Deferred	—	—
Change in valuation allowance	73,052	—
Total tax provision	$135,321	$—

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2022, the change in the valuation allowance was $73,052.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows at December 31:

	2022	2021
Deferred tax assets:
Start up costs	$73,052	$—
Total deferred tax assets	71,302	73,052
Valuation Allowance	(73,052)	—
Net deferred tax asset	$—	$—

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required recognition or disclosure in the financial statements.

GLOBAL STAR ACQUISITION INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2023	December 31, 2022
	(unaudited)
ASSETS
Current Assets:
Cash	$301,966	$877,560
Prepaid expenses and other current assets	194,356	231,528
Total Current Assets	496,322	1,109,088
Other assets	—	49,526
Marketable securities held in Trust Account	97,103,477	95,134,678
Total Assets	$97,599,799	$96,293,292

LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Accounts payable and accrued expenses	$250,006	$184,204
Accrued offering costs	—	67,414
Accrued franchise tax payable	114,858	201,596
Income taxes payable	567,026	135,321
Due to Sponsor	15,094	15,094
Total Current Liabilities	946,984	603,629
Deferred underwriting commission	3,220,000	3,220,000
Total Liabilities	$4,166,984	$3,823,629
COMMITMENTS AND CONTINGENCIES (Note 6)
Class A common stock subject to possible redemption; 9,200,000 shares issued and outstanding at redemption value of $10.48 and $10.30 per share at June 30, 2023 and December 31, 2022, respectively	96,421,593	94,797,761
Stockholders’ deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value, 100,000,000 shares authorized, 613,225 shares issued and outstanding (excluding 9,200,000 shares subject to possible redemption)	62	62
Class B common stock, $0.0001 par value, 10,000,000 shares authorized, 2,300,000 shares issued and outstanding(1)(2)	230	230
Additional paid-in capital	—	—
Accumulated deficit	(2,989,070)	(2,328,390)
Total Stockholders’ Deficit	(2,988,778)	(2,328,098)
Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$97,599,799	$96,293,292

(1)	For the year ended December 31, 2022, shares and the associated amounts have been retroactively restated to account for the share issuance in February 14, 2022 as discussed in Note 5.
(2)	On July 26, 2022, the Sponsor surrendered and forfeited 575,000 founder shares for no consideration following which the Sponsor holds 2,300,000 founder shares. All share amounts have been retroactively restated to reflect this surrender as discussed in Note 5.

The accompanying notes are an integral part of the unaudited financial statements.

GLOBAL STAR ACQUISITION INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the		For the
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Operational costs	$368,264	$25	$760,879	$733
Loss from operations	(368,254)	(25)	(760,879)	(733)
Other income:
Income earned on marketable securities held in the Trust Account	1,146,110	—	2,155,537	—
Interest income – bank	129	27	199	27
Total other income	1,146,239	2	2,155,736	27
Income (loss) before provision for income taxes	777,985	27	1,394,857	(706)
Provision for income taxes	(230,211)	—	(431,705)	—
Net income (loss)	$547,774	$2	$963,152	$(706)

Weighted average number of Class A common stock subject to possible redemption outstanding, basic and diluted	9,813,225	—	9,813,225	—
Basic and diluted net income (loss) per Class A common stock subject to possible redemption	$0.05	$—	$0.08	$—
Weighted average number of Class B common stock outstanding, basic and diluted(1)(2)(3)	2,300,000	2,000,000	2,300,000	2,000,000
Basic and diluted net income (loss) per Class B common stock	$0.05	$0.00	$0.08	$(0.00)

(1)	For the three and six-months ended, excluded an aggregate of up to 300,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).
(2)	Shares and the associated amounts have been retroactively restated to account for the share issuance in February 14, 2022 as discussed in Note 5.
(3)	On July 26, 2022, the Sponsor surrendered and forfeited 575,000 founder shares for no consideration following which the Sponsor holds 2,300,000 founder shares. All share amounts have been retroactively restated to reflect this surrender as discussed in Note 5.

The accompanying notes are an integral part of the unaudited financial statements.

GLOBAL STAR ACQUISITION INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2023	613,225	$62	2,300,000	$230	$—	$(2,328,390)	$(2,328,098)
Remeasurement adjustment of Class A common stock to redemption value	—	—	—	—	—	(757,933)	(757,933)
Net income	—	—	—	—	—	415,378	415,378
Balance – March 31, 2023	613,225	62	2,300,000	230	—	(2,670,945)	(2,670,653)
Remeasurement adjustment of Class A common stock to redemption value	—	—	—	—	—	(865,899)	(865,899)
Net income	—	—	—	—	—	547,774	547,774
Balance – June 30, 2023	613,225	$62	2,300,000	$230	$—	$(2,989,070)	$(2,988,778)

	Class A		Class B		Additional		Total
	Common Stock		Common Stock(1)(2)(3)		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance – January 1, 2022	—	$—	2,300,000	$230	$24,770	$(2,909)	$22,091
Net loss	—	—	—	—	—	(708)	(708)
Balance – March 31, 2022	—	—	2,300,000	230	24,770	(3,617)	21,383
Net income	—	—	—	—	—	2	2
Balance – June 30, 2022	—	$—	2,300,000	$230	$24,770	$(3,615)	$21,385

(1)	For the three and six-months ended, included an aggregate of up to 300,000 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).
(2)	Shares and the associated amounts have been retroactively restated to account for the share issuance in February 14, 2022 as discussed in Note 5.
(3)	On July 26, 2022, the Sponsor surrendered and forfeited 575,000 founder shares for no consideration following which the Sponsor holds 2,300,000 founder shares. All share amounts have been retroactively restated to reflect this surrender as discussed in Note 5.

The accompanying notes are an integral part of the unaudited financial statements.

GLOBAL STAR ACQUISITION INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the	For the
	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2023	2022
Cash flows from operating activities
Net income (loss)	$963,152	$(706)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Investment income earned on investment held in Trust Account	(2,155,537)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	37,172	50
Other assets	49,526	—
Accrued formation costs	—	533
Accounts payable and accrued expenses	65,802	—
Accrued franchise taxes	(86,738)	—
Income taxes payable	431,705	—
Advances from related parties	—	76,232
Net cash used in (provided by) operating activities	(694,918)	76,109
Cash flows from investing activities
Cash withdrawn from Trust Account to pay franchise taxes	186,738	—
Net cash provided by investing activities	186,738	—
Cash flows from financing activities
Proceeds from Sponsor note	—	185,000
Proceeds from due from Sponsor	—	25,000
Payment of offering costs	(67,414)	(76,232)
Net cash (used in) provided by financing activities	$(67,414)	$133,768
Net change in cash	(575,594)	209,877
Cash at beginning of period	877,560	—
Cash at end of period	$301,966	$209,877

Non-cash investing and financing activities:
Remeasurement of Class A common stock to redemption value	$1,623,832	$—
Deferred offering costs included in accrued offering costs	$—	$148,746

The accompanying notes are an integral part of the unaudited financial statements.

GLOBAL STAR ACQUISITION INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

Global Star Acquisition, Inc. (the “Company”) is a blank check company incorporated in the State of Delaware on July 24, 2019, whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, which we refer to as our initial business combination. To date, our efforts have been limited to organizational activities as well as activities related to the initial public offering and the completion of its initial Business Combination.

At June 30, 2023, the Company had two wholly-owned subsidiaries, GLST Merger Sub, Inc., a majority-owned subsidiary of the Company incorporated in Delaware on June 12, 2023 (“GLST Merger Sub”) and K Wave Media Ltd. A Cayman Islands exempted company formed on June 22, 2023 (See “Merger Agreement” section below).

As of June 30, 2023, the Company had not commenced any operations. All activity for the period from July 24, 2019 (inception) through June 30, 2023, relates to organizational activities and identifying a target company for a business combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Global Star Acquisition 1 LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 19, 2022.

On September 22, 2022, the Company consummated its initial public offering (the “IPO”) of 8,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”). Each Unit consists of one share of Class A common stock of the Company, par value $0.0001 per share (“Class A Common Stock”), one redeemable warrant of the Company (“Warrant”), with each whole Warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share, and one Right, with each Right entitling the holder to receive one-tenth of one share of Class A Common Stock. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $80,000,000. On October 4, 2022, the Company closed on the over-allotment through the sale of 1,200,000 Units at a purchase of $10.00 per share for gross proceeds of approximately $12.0 million.

Simultaneously with the consummation of the closing of the Offering, the Company consummated the private placement of an aggregate of 456,225 units (the “Private Placement Units”) to Global Star Acquisition 1 LLC, the sponsor of the Company (the “Sponsor”), at a price of $10.00 per Private Placement Unit, generating total gross proceeds of $4,562,250 (the “Private Placement”) (see Note 4).

On October 4, 2022, the Company consummated the closing of the sale of 1,200,000 additional units at a price of $10 per unit upon receiving notice of the underwriters’ election to exercise their overallotment option generating additional gross proceeds of $12.0 million. Simultaneously with the exercise of the overallotment, the Company consummated the Private Placement of an additional 42,000 Private Placement Units to the Sponsor, generating gross proceeds of $420,000.

Transaction costs amounted to $4,788,510 consisting of $920,000 of underwriting fees (net of underwriter reimbursements), $3,220,000 of deferred underwriting fees payable, which are held in a trust account with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”) and $648,510 of other offering costs related to the Initial Public Offering. The underwriters were also issued 115,000 shares of Class A common stock as representative shares, in connection with the IPO. Upon close of the Initial Public Offering, the Company recorded additional issuance costs of $79,338, the grant date fair value of the shares, with an offset to additional paid-in capital. As described in Note 6, the $3,220,000 deferred underwriting fees are contingent upon the consummation of the Business Combination within 12 months (or up to 21 months from the closing of the IPO at the election of the company in nine one-month extensions) from the closing of the IPO.

Nasdaq rules provide that at least 90% of the gross proceeds from the IPO and the sale of the placement units be deposited in a trust account. Of the net proceeds of the IPO and the sale of the placement units, $94,300,000, $10.25 per unit, was placed into a trust account (the “Trust Account”) established for the benefit of the holders of the outstanding Public Shares (the “public stockholders”), with Continental Stock Transfer & Trust Company acting as trustee and Morgan Stanley Wealth Management acting as investment manager. These proceeds include $3,220,000 in deferred underwriting commissions.

The proceeds in the trust account may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account to the Company’s stockholders, as described below.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

The Company will have until September 22, 2023, to consummate a Business Combination. If we do not complete our initial business combination within 12 months from the closing of the IPO (or up to 21 months by depositing into the trust account for each one-month extension $303,600 because the underwriters’ over-allotment option was exercised in full ($0.033 per unit), or as extended by the Company’s stockholders in accordance with our amended and restated certificate of incorporation) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to any founder shares and placement shares held by them if we fail to complete our initial business combination within 12 months from the closing of the IPO (or up to 21 months by depositing into the trust account for each one-month extension $303,600 because the underwriters’ over-allotment option was exercised in full ($0.033 per unit), or as extended by the Company’s stockholders in accordance with our amended and restated certificate of incorporation), although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame. Accordingly, it is our intention to redeem our public shares as soon as reasonably possible following our 12th month (or up to 21 months from the closing of the IPO at the election of the Company in nine separate one month extensions subject to satisfaction of certain conditions, including the deposit of up to $303,600 because the underwriters’ over-allotment option was exercised in full ($0.033 per unit) for each one-month extension, into the trust account, or as extended by the Company’s stockholders in accordance with our certificate of incorporation) and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date (see Note 10).

Our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than the independent public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.25 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.25 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Liquidity and Going Concern

As of June 30, 2023, the Company had cash of $301,966 in its operating bank accounts, $97,103,477 of cash and marketable securities held in the Trust Account to be used for an initial Business Combination or to repurchase or redeem stock in connection therewith and working capital deficit of $335,804, which includes interest earned on the trust account that can be used for franchise and income taxes. As of June 30, 2023, $2,803,477 of the amount on deposit in the Trust Account represented interest income that is available to pay the Company’s tax obligations. From inception to date, the Company has withdrawn an aggregate of $196,238 for payment of franchise taxes, of which $186,738 was withdrawn during the six-month period ended June 30, 2023.

The Company may raise additional capital through loans or additional investments from the Sponsor or its shareholders, officers, directors, or third parties. The Company’s officers and directors, the Sponsor or their affiliates may, but are not obligated to loan us funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Based on the foregoing, the Company believes it will have sufficient cash to meet its needs through the earlier of consummation of a Business Combination or 12 months from the closing of the Public Offering (or up to 21 months from the closing of the Public Offering if the Company extends the period of time to consummate a Business Combination).

However, if the Company’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, or if the Company’s shareholders approve an extension to the mandatory liquidation date beyond 21 months from the closing of the Public Offering, the Company may have insufficient funds available to operate its business prior to a Business Combination. Moreover, the Company may need to obtain additional financing either to complete a Business Combination or because it becomes obligated to redeem a significant number of its Public Shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of a Business Combination. If the Company does not complete a Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations.

If the Company does not consummate a Business Combination by 12 months from the closing of the Public Offering (or up to 21 months from the closing of the Public Offering if the Company extends the period of time to consummate a Business Combination), there will be a mandatory liquidation and subsequent dissolution of the Company. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, “Presentation of Financial Statements - Going Concern,” the Company has determined that the liquidity condition due to insufficient working capital and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date that the financial statements are issued. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after 12 months from the closing of the Public Offering (or up to 21 months from the closing of the Public Offering if the Company extends the period of time to consummate a Business Combination). The financial statements do not include any adjustment that might be necessary, if the Company is unable to continue as a going concern.

Merger Agreement

On June 15, 2023, the Company and K Enter Holdings Inc., a Delaware corporation (the “K Enter”) jointly issued a press release announcing the execution of a definitive Merger Agreement (the “Merger Agreement”) pursuant to which, among other things, (i) the Company will merge with and into K Wave Media Ltd., a Cayman Islands exempted company, formed on June 22, 2023, and wholly-owned subsidiary of the Company (the “Purchaser”), with Purchaser continuing as the surviving corporation (the “Reincorporation Merger”) and (ii) GLST Merger Sub Inc., a Delaware corporation, formed on June 12, 2023, and wholly-owned subsidiary of Purchaser (the “Merger Sub”) will merge with and into K Enter, with K Enter surviving the merger as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”). The Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by the Merger Agreement, together, are referred to herein as the “Proposed Business Combination”. Pursuant to the Merger Agreement, the parent of the combined company will be named “K Wave Media Ltd.” and the Company expects that the securities of the parent of the combined company will be listed on The Nasdaq Stock Market.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry, the geopolitical conditions resulting from the invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus and related individuals and entities and the status of debt and equity markets, as well as protectionist legislation in our target markets, and has concluded that while it is reasonably possible that these factors could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on May 25, 2023. The interim results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the period ending December 31, 2023 or for any future periods.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its majority owned subsidiary where the Company has the ability to exercise control. All significant intercompany balances and transactions have been eliminated in consolidation. Activities in relation to the noncontrolling interest are not considered to be significant and are, therefore, not presented in the accompanying unaudited condensed consolidated financial statements.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2023 and December 31, 2022.

Cash and Marketable Securities Held in Trust Account

At June 30, 2023 and December 31, 2022, substantially all of the assets held in the Trust Account were held in money market funds that invest in U.S. Treasury Securities. The Company accounts for its marketable securities as Trading Securities under ASC 320, where securities are presented at fair value on the balance sheets and with unrealized gains or losses, if any, presented on the condensed consolidated statements of operations. From inception through June 30, 2023, the Company withdrew an aggregate of $196,238 of interest earned on the Trust Account to pay its franchise taxes, of which $186,738 was withdrawn during the six-month period ended June 30, 2023.

Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering.” Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering. Offering costs, including underwriter fees, associated with the Units were allocated between temporary equity and the Public Warrants and the Public Rights by the relative fair value method. Offering costs of $648,510 consisted principally of costs incurred in connection with preparation for the Initial Public Offering. The Company issued 115,000 shares of Class A Common Stock to the representative of the underwriter for services related to the Initial Public Offering. The shares have a grant date fair value of $79,338.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, on June 30, 2023 and December 31, 2022, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital and accumulated deficit.

At June 30, 2023 and December 31, 2022, the Class A common stock reflected in the unaudited condensed consolidated balance sheets is reconciled in the following table:

Class A common stock subject to possible redemption at December 31, 2022	$94,797,761
Plus:
Remeasurement adjustment of Class A common stock to redemption value	1,623,832
Class A common stock subject to possible redemption at June 30, 2023	$96,421,593

Warrant Classification

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance. The fair value of the warrants are remeasured at each balance sheet date with the change in the estimated fair value of the warrants recognized as a non-cash gain or loss on the statements of operations. The Company has analyzed the Public Warrants (as defined in Note 3) and Private Placement Warrants and determined they are considered to be freestanding instruments and do not exhibit any of the characteristics in ASC 480 and therefore are not classified as liabilities under ASC 480.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

As of June 30, 2023 and December 31, 2022 the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was 29.6% and 0.0% for the three months ended June 30, 2023 and 2022, respectively, and 30.9% and 0.0% for the six months ended June 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21.0% for the three and six months ended June 30, 2023 and 2022, due to changes in the valuation allowance on the deferred tax assets.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per share of common stock is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Subsequent measurement of the redeemable shares of Class A common stock are excluded from income (loss) per shares of common stock as the redemption value approximates fair value.

The Company calculates its earnings per share by allocating net income (loss) pro rata to shares of Class A and Class B common stock. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stock share pro rata in the income (losses) of the Company.

The calculation of diluted income (loss) per share of common stock does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 9,698,225 shares of Class A common stock in the aggregate. As a result, diluted net loss per share of common stock is the same as basic net income (loss) per share of common stock for the period presented.

The following table reflects the calculation of basic and diluted net income (loss) per share of common stock (in dollars, except per share amounts):

	For the Three Months Ended June 30,
	2023		2022
Basic and diluted net income per share of common stock	Class A Common Stock	Class B	Class A	Class B
Numerator:
Allocation of net income	$443,765	$104,009	$-	$2
Denominator:
Basic and diluted weighted average shares outstanding	9,813,225	2,300,000	-	2,000,000

Basic and diluted income per share of common stock	$0.05	$0.05	$-	$0.00

	For the Six Months Ended June 30,
	2023		2022
Basic and diluted net income (loss) per share of common stock	Class A Common Stock	Class B	Class A	Class B
Numerator:
Allocation of net income (loss)	$780,273	$182,879	$-	$(706)
Denominator:
Basic and diluted weighted average shares outstanding	9,813,225	2,300,000	-	2,000,000

Basic and diluted income (loss) per share of common stock	$0.08	$0.08	$-	$(0.00)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Share-Based Payment Arrangements

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation,” (“ASC 718”) which requires that all equity awards be accounted for at their “fair value.” The Company measures and recognizes compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statements of Operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06,“Debt-Debt with Conversion and Other Options (Subtopic470-20)and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic815-40):Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU2020-06”),which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU2020-06removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. ASU2020-06is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Reclassifications

Certain reclassifications have been made to the prior period’s Consolidated Financial Statements in order to conform to the current year presentation. Such reclassifications had no effect on previously reported net income.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 8,000,000 Units at a price of $10.00 per Unit generating gross proceeds of $80,000,000. Each Unit consists of one share of Common stock, one redeemable warrant (“Public Warrant”) and one right (“Public Right). Each whole Public Warrant will entitle the holder to purchase one share of Common stock at a price of $11.50 per share, subject to adjustment (see Note 7). Each Public Right entitles the holder to receive one-tenth of one share of Common Stock upon the consummation of the business combination. On October 4, 2022, the Company consummated the closing of the sale of 1,200,000 additional units at a price of $10 per unit upon receiving notice of the underwriters’ election to exercise their overallotment option generating additional gross proceeds of $12.0 million and incurred additional offering costs of $412,500 in underwriting fees, of which $262,500 are for deferred underwriting commissions.

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 456,225 units (the “Private Placement Units”) to the Sponsor at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company in the amount of $4,562,250. Simultaneously with the exercise of the overallotment, the Company consummated the Private Placement of an additional 42,000 Private Placement Units to the Sponsor, generating gross proceeds of $420,000.

The proceeds from the sale of the Placement Units will be added to the net proceeds from the Public Offering held in the Trust Account. The Placement Units are identical to the Units sold in the Public Offering, except for the placement warrants (“Private Placement Warrants”), as described in Note 7. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants and the rights underlying the Placement Units (“Private Rights”) will expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

During the year ended December 31, 2021, the Sponsor agreed to purchase 2,300,000 shares of the Company’s Common stock (the “Founder Shares”) for $25,000. On February 14, 2022, the Sponsor received the 2,875,000 shares and paid the Company $25,000 in full satisfaction of the outstanding receivable. The Founder Shares include an aggregate of up to 300,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding shares of common stock after the Initial Public Offering (see Note 9).In accordance with ASC 505, “Equity”, all shares, and the associated amounts have been retroactively restated to account for this share issuance. On April 5, 2022, the Sponsor entered into share transfer agreements (collectively, the “Share Transfer Agreements”) for an aggregate of 500,000 founder shares to the Company’s officers and directors (subject to certain performance conditions discussed in Note 8). On July 26, 2022, the Sponsor surrendered 575,000 founder shares to the Company for cancellation, for no consideration. All share amounts have been retroactively restated to reflect this surrender.

The Sponsor and each Insider agrees that (i) 50% of the Founder Shares (or shares of Common Stock issuable upon conversion thereof) will not be transferred, assigned or sold until the earlier of (A) six months after the date of the consummation of the Company’s initial business combination and (B) the date on which the closing price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any30-tradingday period commencing after the Company’s initial business combination and (i) the remaining 50% of the Founder Shares (or shares of Common Stock issuable upon conversion thereof) will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Company’s initial business combination.

Due to Related Party

Prior to September 30, 2022, and in connection with the close of the overallotment on October 4, 2022, the Company received $112,250 which should have been deposited into the Sponsor’s bank account. The amount was transferred to the Trust Account prior to December 31, 2022.

At the close of the Initial Public Offering, a related party deposited $25,000 greater than the agreed upon initial investment. The Company repaid this amount in full, and no balance related to this transaction was outstanding as of June 30, 2023 and December 31, 2022.

Due to Sponsor

On September 22, 2022, a portion of the Initial Public Offering proceeds totaling $1,320,903 was deposited into the Sponsor’s bank account. The Sponsor transferred $1,310,373, which excludes a portion to pay down the Promissory Note (discussed below), to the Company on September 27, 2022. As of June 30, 2023 and December 31, 2022, the outstanding balance due to the Sponsor was $15,094, respectively.

Promissory Notes — Related Party

On February 14, 2022, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. Upon closing of the Initial Public Offering, the Company repaid the outstanding balance in full.

In order to finance transaction costs in connection with the Business Combination, our Sponsor extended to us a line of credit of up to $1,600,000 pursuant to a Promissory Note dated July 31, 2023 (“Sponsor Working Capital Loan”). Such Sponsor Working Capital Loan is without interest and is to be repaid on the later of (i) December 31, 2023 or (ii) upon the consummation of a Business Combination. The Sponsor in its sole discretion may elect to convert up to $1,500,000 amount of the Sponsor Working Capital Loan into the Company’s Common Stock at a price of $10.00 per share in lieu of cash repayment. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Sponsor Working Capital Loan, but no proceeds held in the Trust Account would be used to repay the Sponsor Working Capital Loans. As of June 30, 2023, the amount under the Sponsor Working Capital Loan was $0. (see Note 10).

Advances From Related Party

The Sponsor paid certain offering costs on behalf of the Company and advanced working capital to the Company. These advances are due on demand and are non-interest bearing. Upon close of the Initial Public Offering, the Company repaid the outstanding balance of $119,720 in full.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon consummation of a Business Combination into additional Placement Units at a price of $10.00 per Unit. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of June 30, 2023 and December 31, 2022, there was no balance outstanding.

Administrative Support Agreement

The Sponsor has agreed to make available, or cause to be made available, to the Company, or any successor location of Global Star Acquisition 1 LLC, certain office space, utilities and secretarial and administrative support as may be reasonably required by the Company. In exchange therefore, the Company shall pay the Sponsor the sum of $10,000 per month on the Initial Public Offering date and continuing monthly thereafter until the Termination Date. For each of the three and six months ended June 30, 2023 the Company incurred $31,666 and $61,666, respectively, of expenses pursuant to this agreement. For each of the three and six months ended June 30, 2023, the company paid $40,000 and $80,000 respectively. As of June 30, 2023 the Company had a prepaid balance of $10,000 which is included in prepaid expenses and other current assets on the Company’s condensed consolidated balance sheets. As of December 31, 2022, the Company had $8,334 in administrative fees included in accrued expenses which was repaid in January 2023.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on September 22, 2022, the holders of the Founder Shares, Private Placement Warrants (and the underlying shares of Class A common stock) and any warrants that may be issued upon conversion of the Working Capital Loans (and the underlying shares of common stock) are entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. The holders of the majority of the securities can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a45-dayoption from the date of Initial Public Offering to purchase up to 1,200,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On October 4, 2022, the Company consummated the closing of the sale of 1,200,000 additional units at a price of $10 per unit upon receiving notice of the underwriters’ election to exercise their overallotment option generating additional gross proceeds of $12.0 million and incurred additional offering costs of $412,500 in underwriting fees, of which $262,500 are for deferred underwriting commissions. Simultaneously with the exercise of the overallotment, the Company consummated the Private Placement of an additional 42,000 Private Placement Units to the Sponsor, generating gross proceeds of $420,000.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $1,840,000, upon the closing of the Initial Public Offering. The underwriters reimbursed $920,000 to the Company for certain expenses in connection with the IPO. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $3,220,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

The underwriters were also issued 115,000 of Class A common stock as representative shares, in connection with our IPO. The Representative Shares have been deemed compensation by FINRA and the lock up period expired on March 19, 2023. The Company recorded additional issuance costs of $79,338, the grant date fair value of the shares, with an offset to additionalpaid-incapital.

Service Provider Agreement

From time to time the Company has entered into and may enter into agreements with various services providers and advisors, including investment banks, to help us identify targets, negotiate terms of potential Business Combinations, consummate a Business Combination and/or provide other services. In connection with these agreements, the Company may be required to pay such service providers and advisors fees in connection with their services to the extent that certain conditions, including the closing of a potential Business Combination, are met. If a Business Combination does not occur, the Company would not expect to be required to pay these contingent fees. There can be no assurance that the Company will complete a Business Combination.

NOTE 7 — STOCKHOLDERS’ DEFICIT

Preferred Stock—The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At June 30, 2023 and December 31, 2022, there were no preferred shares issued or outstanding.

Class A Common Stock— The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. At June 30, 2023 and December 31, 2022, there were 613,225 shares of Class A Common Stock issued and outstanding, excluding 9,200,000 shares of Class A Common Stock subject to possible redemption.

Class B Common Stock— The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of June 30, 2023 and December 31, 2022, there were 2,300,000 shares of Class B common stock issued and outstanding, respectively.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as otherwise required by law. In connection with our initial business combination, we may enter into a stockholder agreement or other arrangements with the stockholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of our IPO.

The shares of Class B common stock will automatically convert into Class A common stock at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued or issuable to any seller of an interest in the target to us in a Business Combination.

Only holders of the Common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as otherwise required by law. In connection with our initial business combination, we may enter into a stockholder agreement or other arrangements with the stockholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of our IPO.

Warrants—As of June 30, 2023 and December 31, 2022 there are 9,200,000 Public Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at a price of $0.01per Public Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, or the30-dayredemption period to each warrant holder; and

●	if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganization, recapitalizations and the like) for any 20 trading days within a30-tradingday period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

As of June 30, 2023 and December 31, 2022, there are 498,225 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering. The Company accounts for the warrants issued in connection with the Initial Public Offering in accordance with the guidance contained in ASC815-40. Such guidance provides that the warrants are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants (including the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants held by Stifel Venture will not be exercisable more than five years from the commencement of sales of the Initial Public Offering in accordance with FINRA Rule 5110(g)(8)(A).

Rights—Except in cases where the Company is not the surviving company in a business combination, each holder of a right will automatically receive one-tenth (1/10) of one share of Class A common stock upon consummation of the initial business combination. The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of United States law.

The Company accounts for the rights issued in connection with the Initial Public Offering in accordance with the guidance contained in ASC815-40. Such guidance provides that the rights are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

NOTE 8 — STOCK BASED COMPENSATION

The sale of the Founder Shares to the Company’s director nominees and strategic advisors is in the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Company has assessed the fair value associated with the Founder Shares granted. The fair value of the 500,000 Founder Shares granted to the Company’s officers and directors was $1,150,000 or $2.30 per share (see Note 5). The Founder Shares were granted subject to the following performance condition: (i) the occurrence of a Business Combination. Compensation expense related to the Founder Shares is recognized only when the performance conditions are probable of occurrence under the applicable accounting literature in this circumstance.

As of June 30, 2023, there are 500,000 shares that remain unvested as the Company determined that a Business Combination is not considered probable. Therefore, the remaining fair value of stock-based compensation expense associated with these shares totaling $1,150,000 has not been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founder Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares.

NOTE 9 — FAIR VALUE MEASUREMENTS

The Public Warrants were valued at $0.05 per warrant at the Initial Public Offering. Significant inputs included a risk-free rate of 3.74%, volatility of 1.5%, probability of business combination of 7%, dividend of $0 and life of 5.88 years.

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following table presents information about the Company’s assets and liabilities that are measured at fair value as of June 30, 2023 and December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Description	Level	June 30, 2023	December 31, 2022
Assets:
Cash and Marketable securities held in Trust Account		1	$97,103,477	$95,134,678

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, other than as disclosed below or within these financial statements or below, the Company did not identify any subsequent events that would have required recognition or disclosure in the financial statements. This Note includes all subsequent events through November 13, 2023.

As previously disclosed on July 31, 2023, in a Form 8-K filed with the SEC, the Company issued a promissory note (the “Note”) in the principal amount of $1,600,000 to the Sponsor. The Note was issued in connection with a $1,600,000 loan the Sponsor has made to the Company for working capital expenses. If the Company completes the Business Combination, the Company would repay the Note out of the proceeds of the Trust Account released to the Company. Otherwise, the Note would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay the Note but no proceeds from the Trust Account would be used to repay the Note. At the election of the Sponsor, up to $1,500,000 of the unpaid principal amount of the Note may be converted into units of the Company at a price of $10.00 per unit (the “Conversion Units”) in lieu of cash repayment. The principal balance of the Note is payable by the Company on the later of: (i) December 31, 2023, or (ii) the date on which we consummate a Business Combination. No interest shall accrue on the unpaid principal balance of the Note.

On August 22, 2023, the Company held a Special Meeting of Stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved the Charter Amendment, which extends the date by which the Company must consummate its initial business combination from September 22, 2023 to June 22, 2024, subject to the approval of the Board of Directors of the Company (the “Board”), provided the sponsor or its designees deposit into the trust account an amount equal to $125,000, prior to the commencement of each extension period (the “Extension”). The Company filed the Charter Amendment with the Office of the Secretary of State of Delaware on August 28, 2023, a copy of which is attached as Exhibit 3.1 to this report and is incorporated by reference herein. At the Meeting, Stockholders holding 4,052,066 shares of common stock exercised their right to redeem their shares for cash at an approximate price of approximately $10.55 per share of the funds in the Trust Account. As a result, approximately $42,753,728 will be removed from the Trust Account to pay such holders. Following the redemption, the Company’s remaining shares of Class A common stock outstanding were 5,147,934. The Company must deposit into the Trust Account $125,000 for the September Extension. The Company has disclosed further details of the Meeting in a Form 8-K filed with the SEC on August 28, 2023. (see Note 5).

Joinder Agreement

A form of Joinder Agreement was included as an exhibit to the Merger Agreement to be executed by Purchaser and Merger Sub, following their formation, to bind them to the terms and conditions of the Merger Agreement. On July 13, 2023, the Purchaser and the Merger Sub executed the Joinder Agreement by and between the Company, K Enter, the Purchaser and Merger Sub. Pursuant to the Joinder Agreement, the Purchaser and Merger Sub agreed to become a party to, to be bound by, and to comply with the terms and conditions of the Merger Agreement.

The foregoing description of the Joinder Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Joinder Agreement, copy of which, or the form of which, is filed as Exhibit 10.1 on the Company’s Form 8-K as filed with the SEC on July 18, 2023.

Purchase Agreement

In connection with the Merger Agreement the Company entered into a Purchase Agreement (the “Purchase Agreement”) by and between the Company, K Enter, and the Sponsor. Pursuant to the Purchase Agreement, K Enter will purchase from the Sponsor 160,000 shares of Class B common stock (“the SPAC Securities”) for an aggregate purchase price of $1,600,000 (the “Purchase Price”) payable within 10 days from the effective date of the Purchase Agreement.

In addition to the payment of the Purchase Price, K Enter acknowledged that (x) it is an accredited investor as defined by Rule 501 of the Securities Act, (y) and has knowledge and experience in financial and business matters and in investments of this type and is capable of evaluating the merits and risks of the SPAC Securities and of making an informed investment decision. K Enter further acknowledged and agreed that the SPAC Securities: (a) are subject to limitations on transfer, (b) are being acquired pursuant to an exemption from registration under the Securities Act with no present intention to distribute them to any person in violation of the Securities Act or any applicable U.S. state, (c) will not be sold except in compliance with the Securities Act and any applicable U.S. state securities laws, and in accordance with any limitations set forth in any applicable lock-up agreements applicable to the SPAC Securities

The foregoing description of the Purchase Agreement is a summary only and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit 10.2 on the Company’s Form 8-K as filed with the SEC on July 18, 2023.

On September 19, 2023 and October 17, 2023, the Company deposited an aggregate amount of $250,000 into the Company’s Trust account for its public stockholders, allowing the Company to extend the period of time it has to consummate its initial business combination by one month from September 22, 2023 to October 22, 2023 and from October 22, 2023 to November 22, 2023, respectively (the “Extensions”). The Extensions are the first and second of nine-monthly extensions permitted under the Company’s governing documents.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
K Enter Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of K Enter Holdings Inc. (the “Company”) as of June 30, 2023, and the related statements of operations and comprehensive loss, of changes in stockholders’ equity and of cash flows for the period from January 4, 2023 (inception) to June 30, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the period from January 4, 2023 (inception) to June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, KOREA

November 13, 2023

We have served as the Company’s auditor since 2023.

K ENTER HOLDINGS INC

BALANCE SHEET

June 30, 2023
Current assets:
Cash and cash equivalents	$1,605,297
Other receivables	40,172
Prepaid expenses and other current assets	247,526
Total current assets	1,892,995
Property and equipment, net	33,037
Operating lease right-of-use assets, net	124,466
Operating lease right-of-use assets, net – related party	94,973
Other assets, noncurrent	953,104
Other assets, noncurrent – related party	75,922
TOTAL ASSETS	$3,174,497

Current liabilities:
Accounts payable	$127,451
Accounts payable – related party	75,922
Accrued expenses and other current liabilities	107,010
Accrued expenses and other current liabilities – related party	47,185
Lease liabilities, current	62,604
Lease liabilities, current – related party	56,456
Total current liabilities	476,628
Lease liabilities, noncurrent	56,170
Lease liabilities, noncurrent – related party	42,860
TOTAL LIABILITIES	575,658

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock	133
Common stock	1,000
Treasury stock	(57)
Preferred stock subscription receivable	(4,651,500)
Additional paid-in capital	10,365,453
Accumulated deficit	(3,134,686)
Accumulated other comprehensive income	18,496
Total stockholders’ equity	2,598,839
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,174,497

The accompanying notes are an integral part of these financial statements.

K ENTER HOLDINGS INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

For the period from January 4, 2023 (inception) to June 30, 2023
Operating expenses
General and administrative expenses	$3,132,209
Total operating expenses	3,132,209
Loss from operations	(3,132,209)
Other income (expense)
Interest income	14
Other expense	(2,491)
Total other expense, net	(2,477)
Net loss	$(3,134,686)
Other comprehensive income (loss)
Foreign currency translation adjustment	18,496
Comprehensive loss	$(3,116,190)

Weighted average number of shares of common stock outstanding, basic and diluted	58,203
Basic and diluted net loss per share of common stock	$(47.19)
Weighted average number of shares of participating Series A convertible preferred stock outstanding, basic and diluted	2,558
Basic and diluted net loss per share of participating Series A convertible preferred stock	$(151.64)

The accompanying notes are an integral part of these financial statements.

K ENTER HOLDINGS INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series A Convertible Preferred Stock		Common stock		Treasury stock		Preferred Stock Subscription	Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Income	Total
Balance, January 4, 2023 (inception)	-	$-	-	$-	-	$-	$-	$-	$-	$-	$-
Shares issued for Series A	28,817	133	-	-	-	-	(4,651,500)	8,615,751	-	-	3,964,384
Shares issued for common stock	-	-	100,000	1,000	-	-	-	-	-	-	1,000
Treasury stock shares acquired	-	-	-	-	(12,074)	(121)	-	-	-	-	(121)
Shares issued for common stock from the Company’s treasury shares	-	-	-	-	6,353	64	-	1,749,702	-	-	1,749,766
Net loss	-	-	-	-	-	-	-	-	(3,134,686)	-	(3,134,686)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	18,496	18,496
Balance, June 30, 2023	28,817	$133	100,000	$1,000	(5,721)	$(57)	$(4,651,500)	$10,365,453	$(3,134,686)	$18,496	$2,598,839

The accompanying notes are an integral part of these financial statements.

K ENTER HOLDINGS INC.

STATEMENT OF CASH FLOWS

For the period from January 4, 2023 (inception) to June 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,134,686)
Adjustments to reconcile net income to net cash used in operations
Share-based compensation	1,749,702
Amortization of operating lease right-of-use assets	5,204
Amortization of operating lease right-of-use assets – related party	3,971
Depreciation expense	660
Changes in operating assets and liabilities:
Other receivables	(40,842)
Prepaid and other current assets	(251,659)
Other assets, noncurrent	(969,012)
Accounts payable	129,578
Accrued expenses and other current liabilities	108,785
Accrued expenses and other current liabilities – related party	47,972
Lease liabilities	(10,991)
Lease liabilities – related party	445
CASH USED IN OPERATING ACTIVITIES	(2,360,873)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(34,248)
CASH USED IN INVESTING ACTIVITIES	(34,248)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series A convertible preferred stock	3,964,384
Proceeds from issuance of common stock	1,000
Purchase of treasury shares	(121)
Proceeds from issuance of common stock from treasury shares	64
CASH PROVIDED BY FINANCING ACTIVITIES	3,965,327

Effect of exchange rate changes on cash	35,091
Change in cash and cash equivalents	1,605,297
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$1,605,297

Cash paid for interest	$-
Cash paid for taxes	$-

Supplemental disclosure of noncash investing and financing activities:
Operating right-of-use assets obtained in exchange for lease obligations	$129,236
Operating right-of-use assets obtained in exchange for lease obligations – related party	$98,613
Security deposit for office space lease with related party included in accounts payable – related party	$75,718
Issuance of Series A convertible preferred stock in exchange for preferred stock subscription receivable	$4,651,500

The accompanying notes are an integral part of these financial statements.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

1. NATURE OF OPERATIONS

K Enter Holdings Inc. (the “Company”), a Delaware corporation, was formed on January 4, 2023 to become a leading tech and intellectual property (“IP”) based diversified entertainment company. To fulfill this vision, the Company established and internal Korean drama production team and entered into equity purchase agreements to acquire a controlling equity interest in seven separate Korean entertainment companies (collectively, the “Seven Korean Entities”) in order to combine initial capabilities believed to serve as the foundation for the Company’s growth – content production, content merchandising, content investment, and virtual production. The Seven Korean Entities include one Korean content-specialized private equity firm, one Korean drama production company, three Korean movie production companies, one virtual production company, and one IP merchandising company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). References to GAAP in the accompanying financial statements are to the Accounting Standards Codification (“ASC”).

Foreign Currency: The U.S. dollar is the reporting currency of the Company. The functional currency of the Company’s domestic branch and international branch is the U.S. dollar and Korean Won, respectively. The functional currencies are the local currencies used in the primary economic environment for each respective branch. Remeasurement gains and losses from transactions that are not denominated in the functional currency are recorded as other income (expense) in the statement of operations and comprehensive loss. The Company recognized realized losses of $2,506 on foreign currency transactions and balances within other expense on the accompanying statement of operations and comprehensive loss for the period from January 4, 2023 (inception) to June 30, 2023.

Assets and liabilities of the international branch are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates in effect during the period. Foreign currency translation gains and losses are recorded in the cumulative translation adjustment account, which is a separate component of other comprehensive income.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The Company’s most significant estimates and judgments involve the valuation of share-based compensation, including the fair value of common stock. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s financial statements.

Segment Information: ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s CODM is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses cash flows as the primary measure to manage the business and does not segment the business for internal reporting or decision making.

Cash and Cash Equivalents: Cash and cash equivalents comprise cash in bank which are subject to an insignificant risk of changes in value. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2023.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

Fair Value Measurements: ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company can assess at the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market date.

Level 3: Significant unobservable inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASC 820:

●	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.

●	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

●	Income approach: Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing, and excess earning models)

The Company believes its valuation methods are appropriate and consistent with other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company’s financial instruments with a carrying value that approximates fair value consists of cash, other receivables, accounts payable, accrued expenses and other current liabilities because of the short-term nature of these instruments.

Other Receivables: Other receivables consist primarily of a refund for value add tax from the government which is expected to be received within the next 12 months.

Prepaid Expenses and Other Current Assets: Prepaid expenses and other current assets consist entirely of advance payments to vendors which are expected to be recognized or realized within the next 12 months.

Deferred Transaction Costs: Commissions, legal fees and other costs that are direct and incremental costs related to a contemplated transaction are capitalized as deferred transaction costs until the consummation of the transaction. The costs will be reclassified to additional paid-in capital upon the closing of the transaction. If the transaction does not close, these transaction costs will be written off to general and administrative expenses at such time the transaction is determined to be unsuccessful. As of June 30, 2023, there were no deferred transaction costs on the accompanying balance sheet related to the Merger Agreement (see Note 3).

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

Property and Equipment, Net: Purchased and constructed property and equipment is recorded at cost. Property and equipment consists of office equipment and is depreciated using the straight-line method over a five year period.

Other Assets, Noncurrent: Other assets, noncurrent include security deposits on the Company’s office leases, capitalized implementation costs associated with the Company’s cloud computing arrangement, and advances to a production company which are not expected to be recognized or realized within the next 12 months.

The Company measures the capitalized implementation costs associated with its cloud computing arrangements for its accounting software at cost in accordance with ASC 350-40, Internal-use software (“ASC 350-40”), and will amortize these costs over the remaining life of the three-year hosting arrangement at the time the cloud computing arrangement is placed into service. Options to extend or terminate the hosting arrangement that are reasonably certain to be exercised will be included in the determination of the useful life at the time the cloud computing arrangement is placed into service.

The Company advanced money to a production company that is one of the Seven Korean Entities to fund the planning and development costs for the production of dramas. To the extent that the production of a drama developed using this advance is approved, the planning and development costs paid by the Company will be included in the total production costs of each drama. A separate agreement will be entered into that will define the Company’s role with the production of the drama (e.g., co-producer) as well as its investment stake in the drama. These factors will then be used to allocate the profits of the drama between the Company and the production company, at which point the recognition pattern of the costs will be determined. To the extent that the production of a drama developed using this advance is not approved, the planning and development costs paid by the Company will be reclassified to the statement of operations and comprehensive loss in the period the decision is made.

Impairment of Long-Lived Assets: The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analysis in accordance with ASC 360-10, Impairment or Disposal of Long-Lived Assets (“ASC 360-10”), which requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value. The Company did not record impairment losses for the period from January 4, 2023 (inception) to June 30, 2023.

Leases: The Company’s determination of whether an arrangement contains a lease is based on an evaluation of whether the arrangement conveys the right to use and control specific property or equipment. The Company leases office facilities under operating leases primarily having initial terms of two years.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria.

The Company recognizes a lease liability and a right of use (“ROU”) asset at the commencement date of each lease. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Lease agreements may include options to extend or terminate the lease which are included in the measurement of the lease liability when it is reasonably certain that the option will be exercised.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

The lease liability is initially and subsequently recognized based on the present value of the contract’s fixed future lease payments. The discount rate used to calculate the present value is the implicit rate, if it is readily determinable, or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. For all leases entered into during the period from January 4, 2023 (inception) to June 30, 2023, the ICE BofA BBB US Corporate Index Effective Yield in effect on the lease commencement date was used as the incremental borrowing rate.

Variable lease payments, such as periodic adjustments for inflation, reimbursement of real estate taxes, any variable common area maintenance and any other variable costs associated with the leased property, are expensed as incurred on the accompanying statement of operations and comprehensive loss and future variable rent obligations are not included within the lease liabilities on the balance sheet.

The depreciable life of right of use assets and leasehold improvements are limited by the expected lease term. None of the Company’s leases contain any material residual value guarantees or restrictive covenants.

The Company accounts for fixed lease and non-lease components of a lease as a single lease component. Leases with an initial term of 12 months or less are not recorded on the balance sheet and are recognized on a straight-line basis over the lease term within general administrative expenses on the accompanying statement of operations and comprehensive loss.

Rent expense for the Company’s operating leases, which may have escalating rentals over the term of the lease and may include rent holidays, is recorded on a straight-line basis over the initial lease term and those renewal or termination periods that are reasonably certain that the option to extend or terminate will be exercised. Payments received from landlords as incentives for leasehold improvements are recorded as a reduction of the operating lease right-of-use asset and amortized on a straight-line basis over the term of the lease as a reduction of rent expense.

Share-Based Compensation: The Company accounts for its share-based compensation awards in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”), under which share based payments that involve the issuance of shares of common stock from the Company’s treasury shares to employees and nonemployees and meet the criteria for equity-classified awards are recognized in the financial statements as share-based compensation expense based on the fair value of common stock on the date of issuance. The inputs and assumption used in determining the fair value of a share of common stock are management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment (see Note 5). Share-based compensation is recognized in the period the shares of common stock are issued from the Company’s treasury shares as the awards do not have a vesting period for employees or a specified contract period for nonemployees.

Other Comprehensive Loss: Other comprehensive loss reflects gains and losses that are recorded as a component of stockholders’ equity and are excluded from net loss and consists of foreign currency translation gains and losses related to the translation of the Company’s functional currency into its reporting currency.

Tax Incentives: In the normal course of business, the Company, or a third-party producing content on the Company’s behalf, may qualify for tax incentives through eligible spend on productions. The accounting for tax incentives is dependent on the particular type of incentive, including the nature of the benefit and the location where the incentive is earned. In general, tax incentives are realized as cash receipts and may be received prior to or after a title was launched. Tax incentives are generally accounted for as a reduction to the cost basis of the Company’s content assets and reduces cost of revenue when the content is sold on the statement of operations and comprehensive loss. For the period from January 4, 2023 (inception) to June 30, 2023, there were no tax incentives received.

Income Taxes: The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company is required to evaluate the tax positions taken when preparing its tax returns to determine whether tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

Earnings (Loss) per Share: The Company computes basic earnings (loss) per share (“EPS”) by dividing earnings (loss) available to stockholders by the weighted average number of participating stock outstanding for the reporting period. All securities that meet the definition of a participating security, irrespective of whether the securities are convertible, nonconvertible, or potential common stock securities, shall be included in the computation of basic EPS using the two-class method.

Diluted earnings (loss) per share is calculated by dividing earnings (loss) by the weighted average number of participating stock and dilutive participating stock equivalents outstanding. During the periods when they are anti-dilutive, participating stock equivalents, if any, are not considered in the computation. As of June 30, 2023, there were no anti-dilutive participating stock equivalents outstanding.

The earnings (loss) per share presented in the statement of operations and comprehensive loss is based on the following for the period from January 4, 2023 (inception) to June 30, 2023:

	Common Stock	Participating Series A Convertible Preferred Stock
Basic and diluted net loss per ordinary share:
Numerator
Allocation of net loss	$2,746,822	$387,864
Denominator:
Basic and diluted weighted average number of shares outstanding	58,203	2,558
Basic and diluted net loss per ordinary share	$(47.19)	$(151.64)

Emerging Growth Company: The Company is expected to be an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, the Company will not be subject to the same implementation timeline for new or revised accounting standards as other public companies that are not emerging growth companies. At times, the Company may elect to early adopt a new or revised accounting standard.

Recent Accounting Pronouncements, not yet adopted: In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 eliminates the beneficial conversion and cash conversion accounting models in ASC 470-20 that required separate accounting for embedded conversion features and simplifies the settlement assessment that issuers perform to determine whether a contract in their own equity qualifies for equity classification under ASC 815-40-25. ASU 2020-06 is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and the potential impact on the consolidated financial statements.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

3. BUSINESS COMBINATIONS

Merger Agreement with Global Star Acquisition, Inc.

On June 15, 2023, the Company entered into a merger agreement (the “Merger Agreement”) with Global Star Acquisition Inc., a Delaware corporation, (“Global Star”) and GLST Merger Sub Inc., a Delaware corporation and wholly owned sub of Global Star, (“Merger Sub”). The Merger Agreement provides that Global Star will merge with and into K Wave Media Ltd., a Cayman Islands exempted company (“K Wave Media” or “PubCo”), with PubCo continuing as the surviving publicly traded entity (the “Reincorporation Merger”). One day following the Reincorporation Merger, Merger Sub will be merged with and into K Enter, with K Enter the surviving corporation and resulting in K Enter being a wholly owned subsidiary of PubCo (“Acquisition Merger”).The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination”.

Key terms of the Merger Agreement include, but are not limited to, the following:

●	The consideration for Reincorporation Merger is expected to be settled by issuing: (a) one share of PubCo’s ordinary shares in exchange for each share of Global Star Class A common stock that is outstanding as of the effective time of the Reincorporation Merger and (b) one warrant to purchase one of PubCo’s ordinary shares at an exercise price of $11.50 in exchange for each share of each Global Star warrant that is outstanding as of the effective time of the Reincorporation Merger.

●	Certain of Global Star’s stockholders have provided written consent, pursuant to which, among other things, such stockholders have approved the Merger Agreement and the Reincorporation Merger. Each issued and outstanding share of Global Star ’s Class A common stock and each issued and outstanding Global Star right on an as-converted basis, will automatically be cancelled and converted into an equal number of shares of the PubCo’s ordinary shares in accordance with the Merger Agreement and each Global Star warrant shall be exchanged for a PubCo warrant.

●	The aggregate consideration for the Acquisition Merger is $610,000,000 and is expected to be settled by issuing 61,000,000 shares of PubCo’s ordinary shares in exchange for an estimated 202,890 shares of Company common stock, including the shares of the Company’s common stock underlying the Company’s outstanding Series A and Series A-1 preferred stock at an exchange rate of approximately 300.656 shares of the Company’s common stock on an as converted basis for each ordinary share of the PubCo (the “Conversion Ratio”) at the time of the Acquisition Merger.

●	Certain of the Company’s stockholders have provided written consent, pursuant to which, among other things, such stockholders have approved the Merger Agreement and the Acquisition Merger. Each issued and outstanding share of the Company’s common stock and each issued and outstanding share of convertible preferred stock on an as-converted basis will automatically be cancelled and converted into the right to receive the number of shares of the PubCo’s ordinary shares equal to the Conversion Ratio in accordance with the Acquisition Merger.

●	The Merger Agreement is subject to the approval by the stockholders of the Company and Global Star. Holders of Global Star’s Class A Common Stock will have the opportunity to redeem their shares of Global Star Class A Common Stock for cash in connection with the Business Combination.

In certain circumstances, including if the Merger Agreement has not been consummated by June 22, 2024, either party may elect to terminate the Merger Agreement.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

Acquisitions of Controlling Equity Interests in the Seven Korean Entities

During March 2023, the Company entered into an equity purchase agreement with the owner of Play Company Co., Ltd. (“Play Company”) to acquire 100% of the outstanding shares of common stock in exchange for 163,732,018,000 Korean Won ($124,246,485 at June 30, 2023), payable through the issuance of the shares of the Company’s common stock totaling 127,500,000,000 Korean Won ($96,752,163 at June 30, 2023) and in exchange for cash totaling 36,232,018,000 Korean Won ($27,494,322 at June 30, 2023). Additional payments in cash will be made to the owner of Play Company if the annual average net profit for fiscal years from 2023 to 2025 reaches specified thresholds, with payments due to the owner of Play Company on January 31, 2027 and January 31, 2028. The closing of this transaction is subject to the proxy statement/prospectus on Form F-4 filed by Global Star and PubCo being declared effective by the SEC.

An additional payment in cash may be owed to the owner of Play Company if the shares of PubCo that shares of the Company’s common stock convert to at closing of the Acquisition Merger are sold during the three-month period (the “Sale Period”) following the six-month lock-up period of the newly issued shares of PubCo at a per share price less than the per-share value at closing of the Acquisition Merger for the shortfall in share price. The amount to be paid will be reduced by (i) any gains from the sale of shares of PubCo by the owner of Play Company between the end of the Sale Period and December 31, 2026 and (ii) any unrealized gain as of December 31, 2026 for the shares of PubCo that remain held by the owner of Play Company (calculated as the number of remaining shares of PubCo times the difference of (i) the average closing price of PubCo from December 1, 2026 to December 31, 2026 and (ii) the per-share value of PubCo at the closing of the Acquisition Merger).

During March 2023, the Company entered into an equity purchase agreement with the owners of Solaire Partners, LLC (“Solaire Partners”) to acquire 95% of the outstanding shares of common stock in exchange for shares of the Company’s common stock totaling 14,250,000,000 Korean Won ($10,813,477 at June 30, 2023). The closing of this transaction is subject to the proxy statement/prospectus on Form F-4 filed by Global Star and PubCo being declared effective by the SEC.

During April 2023, the Company entered into an equity purchase agreement with the owners of Studio Anseilen Co., Ltd (“Anseilen”) to acquire 51% of the outstanding shares of common stock in exchange for shares of the Company’s common stock totaling 7,700,000,000 Korean Won ($5,843,072 at June 30, 2023). The closing of this transaction is subject to the proxy statement/prospectus on Form F-4 filed by Global Star and PubCo being declared effective by the SEC.

During April 2023, the Company entered into an equity purchase agreement with the owner of Apeitda Co. Ltd (“Apeitda”) to acquire 51% of the outstanding shares of common stock in exchange for shares of the Company’s common stock totaling 15,300,000,000 Korean Won ($11,610,260 at June 30, 2023). The closing of this transaction is subject to the proxy statement/prospectus on Form F-4 filed by Global Star and PubCo being declared effective by the SEC.

During April 2023, the Company entered into an equity purchase agreement with the owners of Bidangil Pictures Co., Ltd. (“Bidangil”) to acquire 51% of the outstanding shares of common stock in exchange for shares of the Company’s common stock totaling 20,400,000,000 Koren Won ($15,480,346 at June 30, 2023). The closing of this transaction is subject to the proxy statement/prospectus on Form F-4 filed by Global Star and PubCo being declared effective by the SEC.

During April 2023, the Company entered into an equity purchase agreement with the owner of The LAMP Co., Ltd. (“Lamp”) to acquire 51% of the outstanding shares of common stock in exchange for shares of the Company’s common stock totaling 30,600,000,000 Korean Won ($23,220,519 at June 30, 2023). The closing of this transaction is subject to the proxy statement/prospectus on Form F-4 filed by Global Star and PubCo being declared effective by the SEC.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

During April 2023, the Company entered into an equity purchase agreement with the owners of First Virtual Lab Inc. (“First Virtual”) to acquire 51% of the outstanding shares of common stock and preferred stock in exchange for shares of the Company’s common stock totaling 25,500,000,000 Korean Won ($19,350,433 at June 30, 2023). The closing of this transaction is subject to the proxy statement/prospectus on Form F-4 filed by Global Star and PubCo being declared effective by the SEC.

The number of shares of the Company’s common stock to be issued to the sellers of the Seven Korean Entities at closing of the respective transactions will be adjusted by changes in exchange rates as the share purchase agreements are denominated in Korean Won and the Company’s equity transactions are denominated in U.S. Dollar.

In certain circumstances, including prior to the closing of the Merger Agreement and if the shares of PubCo, excluding the shares subject to a lock-up on the Nasdaq market, remain not issued or registered sixty days after the shareholder vote approving the merger, either party may elect to terminate the equity purchase agreements.

4. STOCKHOLDERS’ EQUITY

The Company was authorized to issue 100,000 shares of common stock at a par value of $0.01 when it was formed on January 4, 2023. The Company amended its certificate of incorporation on May 31, 2023 and again on August 31, 2023 in order to increase the shares of common stock it is authorized to issue to 10,000,000 shares of common stock at a par value of $0.0001 per share and 1,000,000 shares of preferred stock at a par value of $0.0001 per share, of which 45,000 shares have been designated as Series A Convertible Preferred Stock (“Series A”) and 15,000 shares have been designated as Series A-1 Convertible Preferred Stock (“Series A-1”) by the board of directors (the “Board”).

Common Stock: During January 2023, the Company issued 100,000 shares of common stock at a par value of $0.01 in exchange for proceeds of $1,000. As of June 30, 2023, 100,000 and 94,279 shares of common stock were issued and outstanding, respectively and the Company had reserved 28,817 shares of common stock for the conversion of Series A.

Convertible preferred stock: During the period from January 4, 2023 (inception) to June 2023, the Company issued shares of Series A as follows:

	Shares	Gross proceeds	Preferred Stock Subscription Receivable
May 2023	7,670	$2,271,884	$-
June 2023	21,147	1,692,500	4,651,500
Total	28,817	$3,964,384	$4,651,500

Of the June 2023 Series A issuances, gross proceeds of $4,651,500 were not received by the Company until the third quarter of 2023 for 15,505 shares. As such, these amounts are recorded as a preferred stock subscription receivable as a component of stockholders’ equity on the accompanying balance sheet.

In June 2023, the Company provided an investor an option to purchase 6,667 shares of Series A in exchange for $2,000,000. The investor signed the agreement in August 2023 and transferred the consideration to the Company in September 2023.

During August and September 2023, the Company issued 4,199 shares of Series A-1 for gross proceeds totaling $2,519,400. During October 2023, K Enter entered into a preferred stock subscription agreement to issue 615 shares of Series A-1 in exchange for proceeds of $369,000.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

The rights, preferences, privileges and restrictions for Series A and Series A-1 (collectively, “Preferred Stock”) are as follows:

Dividends: The holders of Series A and Series A-1 are entitled to receive non-cumulative dividends at a rate of $3.00 and $6.00, respectively, as adjusted, per annum, payment of which is due only upon a deemed liquidation event. If any dividend on any share of common stock is paid, such dividend will be distributed among all holders of common stock and Preferred Stock in proportion to the number of shares of common stock into which the Preferred Stock shares may be converted. Dividends are payable when and if declared by the Board out of any assets legally available. No dividends have been declared or paid as of June 30, 2023.

Conversion: Series A and Series A-1 are convertible into common stock at the option of the holder, according to a conversion ratio, subject to adjustment for stock splits, stock dividends, combinations, recapitalizations or the like ($300.00 and $600.00 per share, respectively, as of June 30, 2023). In the event of any subsequent capital raise involving the issuance of common stock, preferred stock or other equity-linked securities issued at a lower valuation than the Series A, a discount of 30% will apply to the conversion price of the Series A shares outstanding as of June 30, 2023.

Upon (i) the completion of a qualifying initial public offering that results in aggregate gross proceeds of at least $30,000,000 to the Company, (ii) the closing of a transaction or series of related transaction by merger, acquisition or other business combination involving the Company and a publicly traded special purpose acquisition company or other similar entity or (iii) vote or written consent of the majority of the then outstanding shares of Preferred Stock, all of the shares of Preferred Stock will be automatically converted into shares of common stock.

Redemption: The Preferred Stock are not mandatorily redeemable.

Voting: The Preferred Stock are non-voting.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series A and Series A-1 are entitled to receive, on a pari passu basis, prior and in preference to any distribution to the holders of common stock, the greater of (i) an amount equal to $300.00 and $600.00 per share, respectively, as adjusted for stock splits, combinations, recapitalizations or the like, plus all accrued and unpaid dividends, or (ii) the amount that would be payable if the Preferred Stock were converted to common stock immediately prior to a liquidation or dissolution event. If the proceeds of such an event are insufficient to permit the full liquidation payment, the entire proceeds legally available for distribution will be distributed ratably on an equal basis among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. Any amounts remaining after such distribution will be distributed pro rata to the holders of common stock.

Protection Provisions: The holders of Series A and Series A-1 have certain protective provisions that permit the holders of Series A and Series A-1 the right of first refusal in the event the Company plans to raise additional capital that could cause potential dilution for the Series A holder, where one investor has a minimum 10 calendar day notice period and all other investors have a minimum 15 day notice period.

Treasury Stock: During the period from January 4, 2023 (inception) to June 30, 2023, 12,074 shares of common stock were repurchased from a shareholder for gross proceeds totaling $121 and 6,353 of shares of common stock were issued to employees and nonemployees, from the Company’s treasury shares, for gross proceeds totaling $64 (See Note 5). There were no service, market or performance conditions associated with the shares of common stock that were issued from the Company’s treasury shares, resulting in the employee and nonemployee obtaining the full benefits of a common stock shareholder upon the date of the issuance.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

The employment agreements for the employees issued shares of common stock from the Company’s treasury shares provide a restricted period during which the employees are prohibited from selling the shares of common stock and a clawback feature that requires the shares to be transferred back to the Company for no consideration if certain contingent events occur in the future. One of the employment agreements provides the employee the option of transferring shares back to the Company or paying a fee to the Company of 3,750,000,000 Korean Won ($2,856,490 at June 30, 2023)

The period during which employees are restricted from selling their shares was defined in their employment agreements and range from either six months from the Closing of the Acquisition Merger for 1,932 of the shares of common stock issued from the Company’s treasury shares to one employee (See Note 3) or two years from the date of employment (June 1, 2023) for 1,376 of the shares of common stock issued from the Company’s treasury shares to two employees. In accordance with ASC 718, the restrictive features associated with the employee’s ability to sell the shares of common stock will be considered in determining the fair value the shares of common stock issued out of the Company’s treasury shares issued to employees (See Note 5).

The certain contingent events that would result in the clawback feature taking effect were defined as a violation of the non-compete agreement or a resignation of employment without prior Company consent. In accordance with ASC 718, the clawback features were excluded from the determination of the estimated fair value of common stock issued from the Company’s treasury shares and the effect of these contingent features will be accounted for if and when the contingent event occurs.

5. SHARE-BASED COMPENSATION

Share-based compensation expense of $1,749,702 was recorded in connection with the issuance of shares of common stock from the Company’s treasury shares to employees and nonemployees (See Note 4) as the estimated fair value of such common stock as of the issuance date exceeded the consideration paid, if any, and is included within general and administrative expenses on the accompanying statement of operations and comprehensive loss.

The Company’s board of directors (the “Board”) determines the fair value of common stock at the time of issuance due to the absence of an active market for the Company’s common stock. The Board determined the fair value of such common stock by considering a number of objective and subjective factors, operating and financial performance, the lack of liquidity of capital stock, and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock will be determined by the Company’s Board until such time the Company’s common stock is listed on an established exchange or national market system.

In connection with estimating the fair value of common stock at the time shares of common stock were issued from the Company’s treasury shares an option pricing model (the “OPM”) and a probability-weighted expected return method (the “PWERM”) were utilized.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following as of June 30, 2023:

Office equipment	$33,697
33,697
Less: accumulated depreciation	(660)
Property and equipment, net	$33,037

Depreciation expense for the period from January 4, 2023 (inception) to June 30, 2023 totaled $660 and was included within general and administrative expenses on the accompanying statement of operations and comprehensive loss.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of June 30, 2023:

Advances for development of content to writers	$121,414
Prepaid cloud computing arrangement hosting services	120,656
Prepaid legal services	5,456
$247,526

8. OTHER ASSETS, NONCURRENT

Other assets, noncurrent consisted of the following as of June 30, 2023:

Advances to a production company for content development	$758,840
Security deposit for office lease	75,884
Capitalized implementation costs for cloud computing arrangement	98,649
Advances for development of content to writers	19,731
$953,104

Other assets, noncurrent – related party consisted of a security deposit for an office lease totaling $75,922 (see Note 12).

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of June 30, 2023:

Accrued accounting services	$95,125
Payroll withholding tax	11,218
Other payable	667
$107.010

Accrued expenses and other current liabilities – related party consisted of accrued administrative fees totaling $47,185 (see Note 12).

10. COMMITMENTS AND CONTINGENCIES

Operating Leases: The Company has obligations as a lessee for two office space leases, both of which are classified as operating leases. For the period from January 4, 2023 (inception) to June 30, 2023, the total lease cost was $10,202.

The weighted average remaining lease term was 1.9 years and the weighted average discount rate was 5.7% as of June 30, 2023.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

Future minimum payments of lease liabilities under the noncancelable operating leases are as follows at June 30, 2023:

2023	$58,856
2024	120,408
2025	50,170
Total undiscounted lease payments	229,434
Less: imputed interest	(11,344)
Total future minimum payments	$218,090

Legal Matters: From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not currently a party to any legal proceedings, nor is it aware of any pending or threatened litigation, that would have a material adverse effect on the Company’s business, operating results, cash flows, or financing condition should such litigation be resolved unfavorably.

11. INCOME TAXES

The Company’s effective tax rate for the period from January 4, 2023 (inception) the June 30, 2023 was zero percent. The effective tax rate may vary significantly from period to period and can be influenced by many factors. These factors include, but are not limited to, changes to the statutory rates in the jurisdictions where the Company has operations and changes in the valuation of deferred tax assets and liabilities. The difference between the effective tax rate and the federal statutory rate of 21.0% primarily relates to certain nondeductible items, state and local income taxes, the absence of current income tax, and a full valuation allowance for deferred tax assets.

The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. The Company has not recorded any interest or penalties related to unrecognized tax benefits through June 30, 2023.

In the normal course of business, the Company is subject to examination by federal and state jurisdictions where applicable based on the statute of limitations that apply in each jurisdiction. The Company is not currently under audit by the taxing jurisdictions to which the Company is subject.

12. RELATED PARTIES

Two of the Company’s directors, one of whom is the Chairman and the other is also the Chief Executive Officer, are also senior officers of Solaire Partners. During the period from January 4, 2023 (inception) to June 30, 2023,

●	The Company entered into a two-year operating lease for one of its office spaces commencing in June 2023 with Solaire Partners as the landlord. At inception, total gross rental payments due under this operating lease approximated $103,946 and a security deposit due approximated $75,718. As of June 30, 2023, the Company has not yet made any rental payments or payments for the security deposit associated with this operating lease. As of June 30, 2023, $99,316 associated with the present value of lease payments is included as components of lease liabilities, current – related party and lease liabilities, noncurrent – related party on the accompanying balance sheet and $75,922 associated with the security deposit owed is included as a component of other assets, noncurrent – related party and accrued expense and other current liabilities – related party on the accompanying balance sheet.

●	Solaire Partners paid an aggregate total of $47,185 of administrative expenses on the Company’s behalf, which is recorded as a component of general and administrative expenses on the accompanying statement of operations As of June 30, 2023, the Company owed $47,185 to Solaire related to this advance and is recorded as accrued expenses and other current liabilities – related party on the accompanying balance sheet.

K ENTER HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 4, 2023 (INCEPTION) TO JUNE 30, 2023

13. SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after June 30, 2023 through November 13, 2023, the date the financial statements were available to be issued.

During July 2023, the Company purchased 160,000 shares of Global Star Class B Common Stock (the “Founder Shares”) for an aggregate purchase price of $1,600,000 from Global Star Acquisition 1, LLC, the sponsor of Global Star (the “Sponsor”). A director of the Company is also a managing member of Global Star Acquisition 1, LLC.

During August 2023, the Company purchased a $1,000,000 convertible bond from Prototype Group, Inc. (“Prototype Group”), a company that operates in virtual studio technology and who First Virtual, one of the Seven Korean Entities, has a 19.52% ownership interest in. The convertible bond is due and payable on demand after August 10, 2024. The convertible bond will bear interest at a fixed rate equal to the Applicable Federal Rate for short term loans, which as of the date of the bond was 4.96%. At the Company’s option, at any time prior to payment in full of the principal amount and all accrued interest, the convertible bond can be converted into such number of shares of common stock of Prototype Group equal to the entire principal amount of the convertible bond and all accrued and unpaid interest thereon, divided by $7.40 per share in case the pre-money valuation of Prototype Group shall meet or exceed $94,800,000. In the event the pre-money valuation is below $94,800,000, the conversion price shall be proportionally reduced. If the convertible bond is not repaid or converted through the Company’s voluntary election and Prototype Group issues and sells shares of its equity securities before the maturity date resulting in gross proceeds of $10,000,000 (excluding the conversion of this bond), then at any time on or after the maturity date, Prototype Group shall have the option to (a) repay all outstanding principal and accrued unpaid interest of the convertible bond or (b) convert all or any portion of the outstanding principal and accrued unpaid interest of the convertible bond into such number of its common shares equal to the principal amount and all accrued unpaid interest thereon to be converted divided by the conversion price.

During September 2023, the Company advanced $1,502,776 to Studio V Plus at an interest rate of 3.00% per annum that is due and payable on November 6, 2023.

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders of
Play Company Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of the Play Company Co., Ltd. and its subsidiary (the “Company”) as of December 31, 2022, December 31, 2021 and January 1, 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, December 31, 2021 and January 1, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Correction of Errors in Previously-Issued Local GAAP Financial Statements

As discussed in Note 35 to the consolidated financial statements, the Company has corrected material errors in the first time IFRS adoption reconciliation. The previously issued 2021 consolidated financial statements were prepared in accordance with generally accepted accounting principles in Korea (“Local GAAP”). Those consolidated financial statements, before the error corrections reflected in Note 35, were reported on by another auditor.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, KOREA

November 13, 2023

We have served as the Company’s auditor since 2023.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022, 2021 and January 1, 2021

	Note	December 31, 2022		December 31, 2021	January 1, 2021
		(In thousands of Korean won)
Assets
Cash and cash equivalents	17,22,24,28,33	₩	30,581,556	11,103,484	5,805,977
Short-term financial instruments	22,28		3,918,460	3,914,887	3,810,000
Accounts receivable — trade, net	16,22,28		14,461,525	24,260,545	14,537,110
- Related parties	34		1,264,195	1,152,586	-
- Non-related parties			13,197,330	23,107,959	14,537,110
Short-term loans, net	22,25,28		5,182,254	3,866,194	926,194
- Related parties	34		4,346,244	3,826,194	926,194
- Non-related parties			836,010	40,000	-
Accounts receivable — other, net	16,22,28		731,734	257,852	191,713
- Related parties	34		621,071	157,583	83,203
- Non-related parties			110,663	100,269	108,510
Value added tax receivables			2,065,640	2,793,120	2,231,919
Other current assets	14		77,938	51,780	30,000
Inventories, net	15		3,355,857	1,800,322	2,043,331
Total current assets			60,374,964	48,048,184	29,576,244
Long-term financial instruments	22,28		279,932	264,253	243,899
Long-term loans, net	22,25,28		2,413,972	2,013,769	223,526
- Related parties	34		2,250,966	1,624,621	-
- Non-related parties			163,006	389,148	223,526
Long-term investment securities	22,28		536,234	270,390	133,353
Investments in associates and joint ventures	20		-	-	6,250,755
Property, plant and equipment including right-of-use assets	18,31,35		20,629,505	11,063,581	251,185
Intangible assets other than goodwill	19		5,252,397	5,491,493	194,538
Goodwill	19,21		3,267,730	3,267,730	-
Other non-current financial assets	22,28		1,707,777	917,746	158,452
Other non-current non-financial assets	14		539,296	1,286,488	91,207
Deferred tax assets	13,35		885,517	319,573	563,799
Total non-current assets			35,512,360	24,895,023	8,110,714
Total assets		₩	95,887,324	72,943,207	37,686,958

The accompanying notes are an integral part of these consolidated financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022, 2021 and January 1, 2021

	Note	December 31, 2022		December 31, 2021	January 1, 2021
		(In thousands of Korean won)
Liabilities
Trade and other payables	22,26,28	₩	33,481,452	28,963,761	13,635,821
- Related parties	34		237,858	-	50,709
- Non-related parties			33,243,594	28,963,761	13,585,112
Other current financial liabilities	22,28,32		-	1,229,050	-
Other current non-financial liabilities			370,676	361,506	76,710
Short-term borrowings	22,25,28		2,500,000	2,500,000	2,500,000
Current portion of long-term borrowings, net	22,25,28		24,960	24,960	-
Current lease liabilities	25,31,35		1,630,238	837,785	98,025
Current tax liabilities	13		3,243,217	2,261,033	1,353,000
Total current liabilities			41,250,543	36,178,095	17,663,556
Trade and other non-current payables	22,26,28		227,593	74,782	-
Long-term borrowings, excluding current portion, net	22,25,28		43,680	68,640	-
Other non-current financial liabilities	22,28,32		-	-	598,643
Defined benefit liabilities	12,35		928,148	796,366	1,590,319
Other non-current provisions	27		711,086	353,117	-
Non-current lease liabilities	25,31,35		15,773,254	8,362,847	105,164
Deferred tax liabilities	13		1,036,943	1,150,787	-
Total non-current liabilities			18,720,704	10,806,539	2,294,126
Total liabilities		₩	59,971,247	46,984,634	19,957,682
Equity
Share capital	23	₩	500,000	500,000	500,000
Other reserves	23,35		(667,927)	(988,645)	-
Retained earnings			35,363,622	25,173,904	17,229,276
Equity attributable to owners of the Parent Company			35,195,695	24,685,259	17,729,276
Non-controlling interest	29,30		720,382	1,273,314	-
Total equity			35,916,077	25,958,573	17,729,276
Total liabilities and equity		₩	95,887,324	72,943,207	37,686,958

The accompanying notes are an integral part of these consolidated financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2022 and 2021

	Note	2022		2021
		(In thousands of Korean won except per share data)
Revenues
Content revenue	6,7	₩	151,858,729	132,433,787
- Related parties	34		4,167,544	4,189,583
- Non-related parties			147,691,185	128,244,204
F&B revenue	6,7		16,469,551	7,674,083
- Related parties	34		8,529	158,413
- Non-related parties			16,461,022	7,515,670
Other revenue	6,7		694,108	369,386
Total revenues			169,022,388	140,477,256
Cost of revenues	8		(150,752,230)	(125,074,307)
Gross profit			18,270,158	15,402,949
Selling, general and administrative expenses	8,35		(5,146,556)	(3,405,358)
Other income	8		84,462	104,539
Other expenses	8		(46,157)	(1,625,198)
Operating profit			13,161,907	10,476,932
Finance income	9,22		1,221,147	1,056,349
- Related parties	34		215,988	74,380
- Non-related parties			1,005,159	981,969
Finance costs	9,22,25,31,35		(1,811,321)	(822,571)
Loss relating to investments in the associate, net	20		-	(682,708)
Profit before income tax			12,571,733	10,028,002
Income tax expenses	13		(2,687,108)	(2,642,591)
Profit for the year		₩	9,884,625	7,385,411
Other comprehensive income
Items that will not be reclassified to income or loss:
Remeasurement of defined benefit liabilities	12,23,35		143,829	(491,578)
Share of other comprehensive income of equity accounted investees	20		-	453
Total comprehensive income for the year		₩	10,028,454	6,894,286
Profit (loss) attributable to:
Owners of the Parent Company			10,189,718	8,403,957
Non-controlling interest	29,30		(305,093)	(1,018,546)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company			10,286,272	7,926,448
Non-controlling interest	29,30		(257,818)	(1,032,162)
Earnings per share (in Korean won)
Basic earnings per share	10	₩	101,897	84,040
Diluted earnings per share	10		101,897	84,040

The accompanying notes are an integral part of these consolidated financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2022 and 2021

		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus	Other components of equity	Retained earnings	Total	Non- controlling interest	Total equity
		(In thousands of Korean won)
Balance at January 1, 2021		₩	500,000	-	-	17,229,276	17,729,276	-	17,729,276
Total comprehensive income (loss) for the year
Profit for the year			-	-	-	8,403,957	8,403,957	(1,018,546)	7,385,411
Remeasurement of defined benefit liabilities	12		-	-	(477,962)	-	(477,962)	(13,616)	(491,578)
Share of other comprehensive income of equity accounted investees			-	-	-	453	453	-	453
Total comprehensive income (loss) for the year			-	-	(477,962)	8,404,410	7,926,448	(1,032,162)	6,894,286
Transaction with owners, recognized directly in equity
Recognition of the obligation to purchase the Group’s own equity instruments			-	-	(989,188)	-	(989,188)	-	(989,188)
Changes in scope of consolidation			-	-	-	-	-	2,273,599	2,273,599
Changes in ownership interest in subsidiary due to issuance of shares			-	-	18,723	-	18,723	31,877	50,600
Transfer of retained earnings			-	-	459,782	(459,782)	-	-	-
Balance at December 31, 2021			500,000	-	(988,645)	25,173,904	24,685,259	1,273,314	25,958,573

Balance at January 1, 2022			500,000	-	(988,645)	25,173,904	24,685,259	1,273,314	25,958,573
Total comprehensive income (loss) for the year
Profit (loss) for the year			-	-	-	10,189,718	10,189,718	(305,093)	9,884,625
Remeasurement of defined benefit liabilities	12		-	-	96,554	-	96,554	47,275	143,829
Total comprehensive income (loss) for the year			-	-	96,554	10,189,718	10,286,272	(257,818)	10,028,454
Transaction with owners, recognized directly in equity
Additional acquisition of non-controlling interest in subsidiary	30		-	-	(1,004,886)	-	(1,004,886)	(295,114)	(1,300,000)
De-recognition of the obligation to purchase the Group’s own equity instruments	30		-	-	1,229,050	-	1,229,050	-	1,229,050
Balance at December 31, 2022		₩	500,000	-	(667,927)	35,363,622	35,195,695	720,382	35,916,077

The accompanying notes are an integral part of these consolidated financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022 and 2021

	Note	2022		2021
		(In thousands of Korean won)
Cash flows from operating activities	33
Net income		₩	9,884,625	7,385,412
Adjustments to reconcile net income to net cash provided by operating activities	33		19,396,280	9,298,281
Interest received			72,808	36,344
Interest paid			(800,423)	(309,162)
Income taxes paid			(2,369,065)	(1,545,706)
Dividend received			700	300
Net cash inflow from operating activities			26,184,925	14,865,469
Cash flows from investing activities
Increase in short-term loans			(3,773,050)	(3,465,000)
- Related parties	34		(520,050)	(2,900,000)
- Non-related parties			(3,253,000)	(565,000)
Decrease in short-term loans			2,700,000	325,000
Increase in long-term loans			(700,000)	(2,877,862)
- Related parties	34		(700,000)	(2,205,000)
- Non-related parties			-	(672,862)
Increase in other financial assets			(5,543,599)	(4,383,400)
Decrease in other financial assets			3,956,661	4,002,308
Decrease in long-term financial instruments			63,138	563,247
Increase in long-term investment securities			(443,164)	(679,591)
Proceeds from disposal of property and equipment			-	15,818
Net cash outflow from business combination			-	(14,871)
Purchase of property and equipment			(3,166,783)	(870,799)
Purchase of intangible assets			(113,900)	(118,600)
Increase in lease incentives			1,980,492	-
Net cash outflow in investing activities			(5,040,205)	(7,503,750)
Cash flows from financing activities	33
Proceeds from capital contribution from non-controlling interests			-	50,600
Increase in short-term borrowings			-	1,000,000
Decrease in short-term borrowings			-	(2,000,000)
Decrease in current portion of long-term borrowings			(24,960)	-
Increase in long-term borrowings			-	100,000
Decrease in long-term borrowings			-	(6,400)
Transaction with non-controlling interests			(650,000)	(650,000)
Repayment of lease liabilities			(1,088,224)	(545,111)
Net cash outflow in financing activities			(1,763,184)	(2,050,911)
Effect of exchange rate changes on cash and cash equivalents			96,536	(13,301)
Net increase in cash and cash equivalents			19,381,536	5,310,808
Cash and cash equivalents at beginning of the year	17		11,103,484	5,805,977
Cash and cash equivalents at end of the year	17	₩	30,581,556	11,103,484

The accompanying notes are an integral part of these consolidated financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

1. Reporting entity

The Parent Company

Play Company Co., Ltd. (“the Parent Company”) was incorporated in June 2012 and the Parent Company’s registered office is at Business Tower 20F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. These consolidated financial statements comprise the Parent Company and its subsidiary (together referred to as the “Group”). The Group generates revenue primarily through the sale of the Group’s entertainment content and services, and food and beverage products as well as through the licensing of the Group’s intellectual property in food and beverage business. The Parent company primarily engages in the provision of goods to its customers by offering made-to-order services to plan the projects, design merchandise, and deliver customized products to its customers, utilizing the intellectual property associated with K-pop artists. Play F&B Co., Ltd. (the “Subsidiary”) operates a retail bakery-cafe business and franchising business under the concept names ‘Our Bakery’. As of December 31, 2022, retail operations consist of 13 Company-owned bakery-cafes and 8 franchise-operated bakery-cafes located in South Korea and China.

Cho, Hyeong Seok, the CEO of the Group, holds 100% of ownership in the Group as of December 31, 2022 and 2021.

Consolidated Subsidiary

Details of the consolidated subsidiary as of December 31, 2022, 2021 and January 1, 2021 are as follows:

		Percentage of ownership (%)
Subsidiary	Location	December 31, 2022	December 31, 2021	January 1, 2021	Fiscal year end	Main business
Play F&B	Korea	67.1	57.2	43.0	December	Sale of food and beverages

The Group acquired additional 1,444 shares (representing a 14.2% of interest) of Play F&B at Korean Won 600,000 thousand in cash during the year ended December 31, 2021 in order to strengthen the business of the Group.

Condensed financial information of subsidiary

Condensed financial information of subsidiary as of and for the years ended December 31, 2022 and 2021 are as follows:

	2022
	(In thousands of Korean Won)
Subsidiary	Total assets (*1)	Total liabilities (*1)	Revenues (*1)	Profit for the period (*1)
Play F&B	21,559,281	23,287,219	17,163,659	(772,658)

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

	2021
	(In thousands of Korean Won)
Subsidiary	Total assets (*1)	Total liabilities (*1)	Revenues (*1,2)	Profit for the period (*1,2)
Play F&B	11,126,549	12,225,659	8,043,939	(2,257,359)

(*1)	The condensed financial information was prepared based on amounts before eliminating intergroup transactions.
(*2)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

2. Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). These consolidated financial statements were authorized for issuance by the Company’s directors on November 13, 2023.

Details of the Group’s accounting policies, including changes thereto, are included in Note 5.

Transition to IFRSs

The consolidated financial statements have been prepared in accordance with IASB-IFRS. The Group determined to adopt the IFRSs for annual periods beginning on January 1, 2022. The Group’s transition date to IFRSs from its previous GAAP (generally accepted accounting principles) was January 1, 2021. Prior to the adoption of IFRS, The Group and its subsidiary prepared the consolidated financial statements in accordance with Generally Accepted Accounting Principles of the Republic of Korea (“K-GAAP”). The Group determined its previous GAAP as K-GAAP.

These are the Group’s first consolidated financial statements prepared in accordance with IFRSs including IFRS No. 1, First-time adoption of International Financial Reporting Standards. An explanation of how the transition to IFRSs has affected the consolidated financial statements of the Group is described in Note 35.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items, which are measured on an alternative basis on each reporting date.

Items	Measurement bases
Defined benefit liabilities	Fair value
Financial instruments measured at fair value through profit or loss (“FVTPL”)	Fair value

3. Functional and presentation currency

These consolidated financial statements are presented in Korean Won, which the Group’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

4. Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

A.	Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

Note 31(A): lease term: whether the Group is reasonably certain to exercise extension options.

B.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:

●	Note 19(C): goodwill impairment: The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). The value in use is estimated by applying a weighted average cost of capital that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

●	Note 21(A): Business combination: The fair value of identifiable assets and liabilities acquired in a business combination is measured based on management’s assumptions about the selection of valuation methods and input variables.

i.	Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values for financial assets.

When measuring the fair value of a financial instruments measured at FVTPL, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

●	Note 11(B): share-based payment arrangements;

●	Note 28(B): financial instruments.

5. Significant accounting policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

A.	New and amended standards or interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group.

IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted.

IAS 1 Presentation of Financial Statements - Disclosure of Accounting Policies

The amendments to IAS 1 define and require entities to disclose their material accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

IAS 8 Accounting policies, changes in accounting estimates and errors - Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

IAS 12 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

New Standard: IFRS 17 Insurance Contract

IFRS 17 Insurance Contracts replaces IFRS 4 Insurance Contracts. This Standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual period. In addition, investment components (Refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. This Standard should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied IFRS 9 Financial Instruments. The Group does not expect that these amendments have a significant impact on the financial statements.

Further amendments made in December 2021 added a transition option that permits an entity to apply an optional classification overlay in the comparative period(s) presented on initial application of IFRS 17. The classification overlay applies to all financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17. It allows those assets to be classified in the comparative period(s) in a way that aligns with how the entity expects those assets to be classified on initial application of IFRS 9. The classification can be applied on an instrument-by-instrument basis.

B.	Basis of consolidation

i.	Business combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent event changes in the fair value of the contingent consideration are recognized in profit or loss.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

If share-based payment awards are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre- combination service.

ii.	Subsidiary

Subsidiary is an entity controlled by the Group. The Group ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiary are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

iii.	Non-controlling interests

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv.	Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

v.	Interests in equity- accounted investees

The Group’s interests in equity- accounted investees comprise interests in associates and a joint venture. Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (“OCI”) of equity- accounted investees, until the date on which significant influence or joint control ceases.

vi.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra- group transactions, are eliminated. Unrealized gains arising from transactions with equity- accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

C.	Foreign currency

i.	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non- monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs. Translation differences on Non-monetary assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

However, foreign currency differences arising from the translation of the following items are recognized in OCI:

●	an investment in equity securities designated as at FVOCI (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to profit or loss);

●	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

●	qualifying cash flow hedges to the extent that the hedges are effective.

D.	Revenue from contracts with customers

The Group generates revenue primarily through the sale of the Group’s entertainment content and services, and food and beverage products as well as through the licensing of the Group’s intellectual property in food and beverage business.

The Group determines revenue recognition by:

●	identifying the contract, or contracts, with a customer;

●	identifying the performance obligations in each contract;

●	determining the transaction price;

●	allocating the transaction price to the performance obligations in each contract; and

●	recognizing revenue when, or as, we satisfy performance obligations by transferring the promised goods or services.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Content revenue

Content revenues consist of sales of the physical and digital content consumer products and merchandises. The Group recognizes revenues from the sale of consumer products and merchandises after both (1) control of the products has been transferred to customers and (2) the underlying performance obligations have been satisfied.

Content revenues are recognized after deducting the estimated allowance for returns, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Returns are estimated at contract inception and updated at the end of each reporting period as additional information becomes available.

Food and beverages revenue

Food and beverages revenues consist of sales of the consumer products including food and beverages. The Group recognizes revenues from the sale of consumer products after both (1) control of the products has been transferred to customers and (2) the underlying performance obligations have been satisfied.

Food and beverages revenues are recognized after deducting the estimated allowance for returns, which are accounted for as variable consideration when estimating the amount of revenue to recognize.

Other revenues

Under franchise agreements, the Group’s performance obligation is to provide a license to use Our Bakery’s trademarks and other intellectual property. Franchise royalties and fees are typically charged as a percentage of food and beverage revenues and are treated as variable consideration, recognized as the underlying food and beverage revenues occur.

Franchise agreements also contain a promise to provide training support and recipe teaching services to franchise-operated stores. A monthly franchise loyalty fee, based on gross food and beverage revenues, is charged, and recognized over time as these services are delivered.

E.	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The chief operating decision-maker has been identified as the chief executive officer. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief executive officer for the purpose of resource allocation and assessment of segment performance. The Group has two reportable segments as described in Note 6. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

F.	Employee benefits

i.	Short- term employee benefits

Short-term employee benefits are employee benefits due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii.	Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share-based payment arrangements, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

The fair value of the share-based payment arrangements with cash alternatives granted to employees, which is sum of the fair values of the equity component and liabilities component, is recognized as an expense, with a corresponding increase in equity and liabilities, over the vesting period of the awards. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

iii.	Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

iv.	Defined benefit plans

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then- net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

G.	Finance income and finance costs

The Group’s finance income and finance costs include:

●	interest income;

●	interest expense;

●	dividend income;

●	the net gain or loss on financial assets at FVTPL;

●	the foreign currency gain or loss on financial assets and financial liabilities;

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

H.	Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

i.	Current income tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

-	Has a legally enforceable right to set off the recognized amounts; and

-	Intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

ii.	Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiary, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiary in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Group has not rebutted this presumption.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Deferred tax assets and liabilities are offset only if certain criteria are met.

-	Has a legally enforceable right to set off the recognized amounts; and

-	Intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

I.	Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, deposits held at banks, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

J.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out allocation method, and includes expenditures incurred in acquiring the inventories, production or conversion cost and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

The Group makes adjustments to reduce the cost of inventory to its net realizable value, for estimated excess, obsolescence or impaired balances.

K.	Property, plant and equipment

i.	Recognition and measurement

Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group. The carrying amount of the replaced parts are derecognized and the repairs and maintenance expenses are recognized in profit or loss in the period they are incurred.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

iii.	Depreciation

Depreciation is calculated using the straight-line method to allocate the cost or revalued amounts of the assets, net of their residual values, over their estimated useful lives as follows:

Machinery	5 ~ 8 years
Vehicles	5 years
Office equipment	5 ~ 8 years
Furniture and fixtures	5 ~ 8 years
Right-of-use assets	2 ~ 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

L.	Intangible assets and goodwill

i.	Recognition and measurement

Goodwill: Goodwill arising on the acquisition of subsidiary is measured at cost less accumulated impairment losses.

Other intangible assets: Other intangible assets, including trademarks that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii.	Amortization

Amortization is calculated using the straight-line method to allocate the cost or revalued amounts of the assets, net of their residual values, over their estimated useful lives as follows:

Software	5 years
Other Intangible assets	20 years
Goodwill	Indefinite

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

M.	Financial instruments

i.	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii.	Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at:

●	amortized cost;

●	FVOCI - debt investment;

●	FVOCI - equity investment;

●	or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Group’s management;

●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

●	how managers of the business are compensated - e. g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

●	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

●	prepayment and extension features; and

●	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets - Subsequent measurement and gains and losses

Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii.	Derecognition

Financial assets

The Group derecognizes a financial asset when:

●	the contractual rights to the cash flows from the financial asset expire; or

●	it transfers the rights to receive the contractual cash flows in a transaction in which either:

-	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

-	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

N.	Impairment

i.	Non- derivative financial assets

Financial instruments and contract assets

The Group recognizes loss allowances for ECLs on:

●	financial assets measured at amortized cost;

●	debt investments measured at FVOCI; and

●	contract assets.

The Group also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

●	debt securities that are determined to have low credit risk at the reporting date; and

●	other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 12 months past due.

The Group considers a financial asset to be in default when:

●	the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held).

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the debtor;

●	a breach of contract such as a default or being more than 90 days past due;

●	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

●	it is probable that the debtor will enter bankruptcy or other financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Group has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii.	Non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than biological assets, investment property, inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. The Group recognizes the impairment loss if there is any indication of impairment of individual CGU. And then, the Group performed impairment test of goodwill for groups of CGUs.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

O.	Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Building restoration: In accordance with the Group’s policy and applicable legal requirements, a provision for restoration in respect of leased buildings, and the related expense, is recognized when the lease term is commenced.

P.	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

i.	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

●	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

At the date of transition to IFRSs, The Group applies the following approach to all of its leases.

The Group measures that lease liability at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of transition to IFRSs.

The Group measures right-of-use asset at its carrying amount as if IFRS 16 had been applied since the commencement date of the lease, but discounted using the lessee’s incremental borrowing rate at the date of transition to IFRSs.

The Group uses hindsight in applying IFRS 16 such as the determination of lease term for contracts that contain options to extend or terminate a lease.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (leases for which the underlying asset is valued at USD 5,000 or less) and short-term leases (leases that have a lease term of 12 months or less at the commencement date), including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Q.	Fair value measurement

‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date. The fair value of a liability reflects its non-performance risk.

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price - i. e. the fair value of the consideration given or received. If the Group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognised in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

R.	Earnings per Share

Basic earnings per share is calculated by dividing the net profit for the period available to the ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the profit for the year attributable to owners of the parent company from the consolidated statements of profit or loss by the weighted-average number of ordinary shares outstanding and potential dilutive shares. Potential dilutive shares are used in the calculation of dilutive earnings per share only when they have dilutive effects.

S.	Concentration of Credit Risk

The Group performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for customers on accounts receivable. The Group maintains reserves for potential credit losses, which are periodically reviewed.

6. Operating segments

A.	Basis for segmentation

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise.

The Group assesses the performance of each operating segment based on operating profit, and there is no difference with the amounts reported on the consolidated statement of profit or loss, except for intergroup transactions.

The following summary describes the operations of each reportable segment.

Operating segments	Operations
Content	Sale and distribution of content consumer products and providing production services
Food and beverages	Sale of food and beverages products and licensing of the intellectual property

The Group’s chief executive officer reviews the internal management reports of each business unit at least quarterly.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment operating profit is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

The segment information for the years ended December 31, 2022 and 2021 is as follows:

	2022
	Content		F&B	Total
	(In thousands of Korean won)
Segment revenue	₩	151,858,729	17,163,659	169,022,388
Elimination of intersegment revenue		-	-	-
Consolidated net revenue		151,858,729	17,163,659	169,022,388
Depreciation/Amortization		733,182	1,702,091	2,435,273
Segment operating profit		13,546,382	(384,475)	13,161,907

	2021
	Content	F&B	Total
	(In thousands of Korean won)
Segment revenue	₩132,459,048	8,043,939	140,502,987
Elimination of intersegment revenue	(25,261)	(470)	(25,731)
Consolidated net revenue	132,433,787	8,043,469	140,477,256
Depreciation/Amortization	445,276	785,115	1,230,391
Segment operating profit	12,541,339	(2,064,407)	10,476,932
Share in the profit of associate	26,771	-	26,771

C.	Geographic information

Content segment and food and beverages segments are managed on a worldwide basis, but operate manufacturing facilities and sales offices primarily in Seoul, South Korea. The geographic information analyses the Group’s revenue by the customer’s country of domicile. In presenting the geographic information, segment revenue and non-current assets have been based on the geographic location of customers.

Summary of the Group’s operation by region based on the location of customers for the years ended December 31, 2022 and 2021 is as follows:

	2022		2021
	(In thousands of Korean won)
Korea	₩	93,764,173	65,384,609
USA		9,879,723	6,012,043
Japan		64,996,330	68,282,715
Other		382,162	797,889
Total	₩	169,022,388	140,477,256

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Summary of the Group’s non-current assets based on the location as of December 31, 2022 and 2021 is as follows:

	2022		2021
	(In thousands of Korean won)
Korea	₩	31,396,705	22,027,037

D.	Major customer

Revenues from major customers that amount to 10% or more of the Group’s revenue for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Customer A (Content segment)
Revenue	₩	62,713,081	67,558,940
%		37.10%	48.09%
Customer B (Content segment)
Revenue	₩	62,174,920	46,270,410
%		36.79%	32.94%
Total	₩	124,888,001	113,829,350

7. Revenue

A.	Revenue streams

The Group generates revenue primarily through the sale of the Group’s entertainment content and production services, and food and beverage products. Other sources of revenue include the franchise royalty fees from licensing of the Group’s intellectual property in food and beverage business.

Revenue from contracts with customers for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Revenue from contracts with customers	₩	169,022,388	140,477,256

B.	Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 6).

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Major products/service lines
Content goods and merchandises
Video Project & Merchandise Items	₩	150,972,943	129,995,292
Others		885,786	2,438,495
Subtotal	₩	151,858,729	132,433,787
F&B
Food and beverages	₩	16,469,551	7,674,083
Franchise royalties and fees		694,108	369,386
Subtotal	₩	17,163,659	8,043,469
Total	₩	169,022,388	140,477,256
Timing of revenue recognition
At a point in time	₩	168,328,280	140,107,870
Over time		694,108	369,386
Total	₩	169,022,388	140,477,256

C.	Contract balance

The balance of contract liabilities from contracts with customers as of December 31, 2022, 2021, and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Contract liabilities	₩	801	87	-

The contract liabilities primarily relate to the advance consideration received from customers, for which revenue is recognized at a point in time when the product is delivered to the customer.

The amount of Korean Won 87 thousand included in contract liabilities as of December 31, 2021 has been recognized as revenue in 2022.

No information is provided about remaining performance obligations as of December 31, 2022 or as of December, 31 2021 that have an original expected duration of one year or less, as allowed by IFRS 15.

8. Income and Expenses

A.	Other income

Details of other income for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Miscellaneous income	₩	84,462	104,539

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

B.	Other expenses

Details of other expenses for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Other bad debt expenses	₩	8,000	8,000
Losses on disposal of PP&E		-	14,557
Impairment losses on PP&E		15,583	1,581,083
Securities purchase expenses		188	579
Other expenses		22,386	20,979
Total	₩	46,157	1,625,198

C.	Expenses by nature

Details of classification of expenses by nature for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Changes in inventories of finished goods and work in progress	₩	(1,555,535)	243,009
Raw materials and consumables		4,322,808	1,988,120
Employee benefits		11,483,075	7,345,331
Depreciation		2,082,277	1,020,746
Amortization of intangible assets		352,996	209,645
Commission paid		84,065,732	71,426,954
Outsourcing fee		48,710,311	42,558,474
Copyright fee		2,365,794	1,311,026
Rent		792,174	487,382
Supplies		470,966	799,057
Water and fuel expenses		444,240	133,230
Transportation		429,703	240,546
Bad debt expenses		696,977	(4,881)
Building Maintenance		201,353	101,609
Other expenses		1,035,915	619,417
Total		155,898,786	128,479,665

Total expenses consist of cost of sales and selling, general and administrative expenses.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

9. Finance income and costs

Details of finance income and costs for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean Won)
Finance income
Interest income	₩	520,526	194,083
Dividend income		700	300
Realized gains on foreign currency transaction		529,995	390,435
Unrealized gains on foreign currency transaction		154,896	6,705
Gains on valuation of long-term financial instruments		6,514	4,761
Gains on disposal of long-term investment securities		5,878	59,291
Gains on valuation of long-term investment securities		2,638	1,678
Gains on valuation of derivative liabilities		-	399,096
Total	₩	1,221,147	1,056,349
Finance costs
Interest expenses	₩	810,047	326,852
Realized losses on foreign currency transaction		723,307	262,733
Unrealized losses on foreign currency transaction		149,586	190,392
Losses on valuation of short-term financial instruments		421	286
Losses on valuation of long-term financial instruments		5,263	2,032
Losses on disposal of long-term investment securities		4,090	170
Losses on valuation of long-term investment securities		118,607	40,106
Total	₩	1,811,321	822,571

10. Earnings per share

A.	Basic earnings per share

The calculation of basic EPS has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

i.	Profit attributable to ordinary shareholders (basic)

	2022		2021
	(In thousands of Korean Won)
Profit for the year, attribute to the owners of Parent Company	₩	10,189,718	8,403,957
Dividends on non-redeemable preference shares		-	-
Profit attributable to ordinary shareholders	₩	10,189,718	8,403,957

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

ii.	Weighted-average number of ordinary shares (basic)

	2022	2021
	(In number of shares)
Number of ordinary shares issued at January 1	100,000	100,000
Weighted-average number of ordinary shares at December 31	100,000	100,000

B.	Anti-diluted earnings per share

Diluted earnings per share is not different from basic earnings per share as there is no dilution effects of potential ordinary shares for the years ended December 31, 2022 and 2021.

Details of potential ordinary shares with no dilution effects are as follows:

	2022 (*)		2021
	(In Korean won and number of shares)
Exercise price	₩	-	560,000
Potential ordinary share		-	3,000

(*)	Potential share option plans with no dilution effects were forfeited during the year ended December 31, 2022.

C.	Earnings per share

	2022		2021
	(In Korean Won)
Basic earnings per share	₩	101,897	84,040

11. Share-based payment arrangements

A.	Description of share-based payment arrangements

As of December 31, 2022, the Group had the following share-based payment arrangements.

i.	Share option plan (Tandem awards)

On December 31, 2021, the Parent Company established tandem award share option plan that entitle employees to a cash payment or shares of the Parent Company. Under these plan, holders of vested options are entitled to a cash payment or purchase shares at the exercise price. Currently, these plans are limited to employees. The share option plans granted to the employees were cancelled during the year ended December 31, 2022.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

ii.	Share option plan (cash-settled)

On June 30, 2021, the Subsidiary granted 400 share options entitling employees to a cash payment after satisfying 2 vesting conditions below. The amount of the cash payment is determined based on the difference between the share price of the Group at the time of exercise and exercise price.

The key terms and conditions related to the grants under these plans are as follows:

Grant date / employees entitled	Number of instruments	Vesting conditions	Contractual life of options	Type	Underlying assets
Options granted to employees
As of June 30, 2021	400	2 years’ service from grant date and the Play F&B’s annual average Adjusted EBITDA (*1) equals or exceeds Korean Won 1,375,000 thousand at the date of exercise	7 years	Cash-settled	Play F&B’s ordinary shares
As of December 31, 2021	3,000	2 years’ service from grant date	5 years	Tandem awards (Either of equity settled or cash settled)	Play Company’s ordinary shares
Total share options	3,400

(*1)	Adjusted EBITDA = Operating Income +Depreciation of PP&E +Amortization of Intangible Assets +Advertising & marketing expenses

B.	Measurement of fair values

i.	Tandem awards share-based payment arrangements

The fair value of the employee share options has been measured using a binomial model.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans are as follows:

Share option plan (Either of equity-settled or cash-settled)	December 31, 2021
	(In Korean Won)
Fair value of option	₩	1,084,744
Share price		1,503,580
Exercise price	₩	560,000
Risk- free interest rate (based on government bonds)		2.00%
Volatility(*)		52.4%

(*)	Volatility has been based on an evaluation of the historical volatility of other companies’ share price, which are listed in KOSDAQ, particularly over the historical period commensurate with prior one year.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

ii.	Cash-settled share-based payment arrangement

The fair value of the employee share options has been measured using a binomial model.

The inputs used in the measurement of the fair values at grant date and measurement date of the cash-settled share-based payment arrangement are as follows:

Share appreciation rights (cash- settled)	December 31, 2022		December 31, 2021	June 30, 2021
	(In Korean Won)
Fair value of option	₩	756,517	741,723	597,034
Share price		1,484,354	1,377,512	1,100,000
Exercise price	₩	1,100,000	1,100,000	1,100,000
Risk- free interest rate (based on government bonds)		3.8%	2.1%	2.0%
Volatility(*)		37.5%	45.3%	52.1%

(*)	Volatility has been based on an evaluation of the historical volatility of other companies’ share price, which are listed in KOSDAQ, particularly over the historical period commensurate with prior one year.

C.	Reconciliation of outstanding share options

The number and exercise prices of share options under the share option plan for the years ended December 31, 2022 and 2021 are as follows.

	2022			2021
Share option plan (Either of equity-settled or cash-settled)	Number of options	Exercise price		Number of options	Exercise price
	(In Korean Won and number of options)
Outstanding at January 1	3,000	₩	560,000	-	₩	-
Cancelled during the year	(3,000)		(560,000)	-		-
Exercised during the year	-		-	-		-
Granted during the year	-		-	3,000		560,000
Outstanding at December 31	-		-	3,000		560,000
Exercisable at December 31	-	₩	-	-	₩	-

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

	2022			2021
Share option plan (cash-settled)	Number of options	Exercise price		Number of options	Exercise price
	(In Korean Won and number of options)
Outstanding at January 1	400	₩	1,100,000	-	₩	-
Cancelled during the year	-		-	-		-
Exercised during the year	-		-	-		-
Granted during the year	-		-	400		1,100,000
Outstanding at December 31	400		1,100,000	400		1,100,000
Exercisable at December 31	-	₩	-	-	₩	-

Details of the liabilities arising from the share option plan (cash-settled) are as follows.

	2022		2021
		(In thousands of Korean won)
Total carrying amount of liabilities for share-based payment	₩	227,577	74,782
Total intrinsic value of liabilities for vested benefits		115,306	27,751

The share option plans (Tandem awards) granted to the employees were cancelled during the year ended December 31, 2022.

12. Employee benefits

Details of defined benefit liability recognized as of December 31, 2022, 2021, and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
		(In thousands of Korean won)
Defined benefit liability	₩	928,148	796,366	1,590,319

The Group operates both the defined benefit plans and defined contribution plans as a retirement pension scheme. Defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market (investment) risk.

The expense recognized in relation to defined contribution plan for the year ended December 31, 2022 is Korean Won 339,901 thousand.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

A.	Movement in net defined benefit (asset) liability

Details of reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components for the years ended December 31, 2022, and 2021 is as follows:

	Defined benefit obligation			Fair value of plan assets		Net defined Benefit liabilities
	2022		2021	2022	2021	2022	2021
	(In thousands of Korean won)
Balance at 1 January	₩	796,366	1,590,319	-	-	796,366	1,590,319
Included in profit or loss
Current service cost		550,108	627,717	-	-	550,108	627,717
Past service credit		-	-	-	-	-	-
Included in profit or loss(*1)		-	(384,389)	-	-	-	(384,389)
Interest expense		19,095	40,977	-	-	19,095	40,977
Subtotal		569,203	284,305	-	-	569,203	284,305
Included in OCI
Remeasurement loss(gain)
- Demographic assumption		-	-	-	-	-	-
- Financial assumption		(201,015)	(127,143)	-	-	(201,015)	(127,143)
- Adjustment based on experience		57,186	748,403	-	-	57,186	748,403
- Return on plan assets excluding interest income		-	-	-	-	-	-
Subtotal		(143,829)	621,260	-	-	(143,829)	621,260
Other
Changes in scope of consolidation		-	544,750	-	-	-	544,750
Contribution paid(*2)		-	(2,072,338)	-	-	-	(2,072,338)
Benefits paid		(293,592)	(171,930)	-	-	(293,592)	(171,930)
Subtotal		(293,592)	(1,699,518)	-	-	(293,592)	(1,699,518)
Balance at 31 December	₩	928,148	796,366	-	-	928,148	796,366

(*1)	The difference between the defined benefit obligations and the settled amount upon the change of post-employment benefit.
(*2)	The Group paid contribution to defined contribution plan as the employees of the Parent Company changed the post-employment benefits from defined benefits plans to defined contribution plans during the year ended December 31, 2021. Defined benefit obligation decreased by the settled amount of benefit.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

B.	Plan assets

There are no contributions funded to its defined benefit plans as of December 31, 2022, 2021, and January 1, 2021.

C.	Defined benefit obligation

i.	Actuarial assumptions

Details of actuarial assumptions used for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Discount rate	5.6%	3.3%
Future salary growth	6.1% ~ 8.2%	5.5% ~ 7.7%

Assumptions regarding future longevity and standard salary scale have been based on issued by Korea Insurance Development Institute.

As of December 31, 2022, the weighted average duration of the defined benefit obligation was 10.1 years.

ii.	Sensitivity analysis

The Group measures the risk of actuarial assumption changes as a 1% fluctuation in the discount rate and future salary growth rate of the amounts of defined benefit obligation, which reflects the management’s assessment of the risk of actuarial assumption fluctuation that can reasonably occur. The impact of a 1% fluctuation in discount rates and future salary growth rates on the Group’s defined benefit obligation as of December 31, 2022 and 2021 are as follows:

	December 31, 2022			December 31, 2021
	Increased by 1%		Decreased by 1%	Increased by 1%	Decreased by 1%
	(In thousands of Korean won)
Discount rate	₩	(84,764)	102,725	(83,775)	103,961
Future salary growth		103,858	(87,055)	103,087	(84,676)

Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the assumptions shown.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

D.	Employee benefit expenses

i.	Details of employee benefit expenses recognized for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Wages and salaries	₩	9,321,947	6,236,700
Expenses related to post-employment plans		909,104	284,305
Social security contributions		476,937	217,766
Fringe benefit		622,293	531,778
Cash settled Share-based payments		152,795	74,782
Total	₩	11,483,076	7,345,331

ii.	Expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

	2022		2021
	(In thousands of Korean won)
Cost of revenues	₩	8,454,607	4,808,787
Selling, general and administrative expenses		3,028,469	2,536,544
Total	₩	11,483,076	7,345,331

13. Income taxes

A.	Amounts recognized in profit or loss

	2022		2021
	(In thousands of Korean won)
Current tax expense
Current year	₩	2,827,858	2,117,434
Adjustments recognized related to prior period incomes(*)		539,038	185,821
	₩	3,366,896	2,303,255
Deferred tax expense
Origination and reversal of temporary differences	₩	(679,788)	209,654
Deferred taxes charged directly to equity		-	129,682
Tax expense on continuing operations	₩	2,687,108	2,642,591

(*)	In the normal course of business, the Group and its respective subsidiary are examined by taxation authority. Our management regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its liabilities for income taxes.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

We establish additional current tax liabilities for income taxes when, despite the belief that tax positions are fully supportable, there remain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxation authority. The impact of current tax liabilities for uncertain tax positions, as well as the related net interest and penalties, are included in income taxes in the consolidated statements of operations.

B.	Amounts recognized in OCI

	2022				2021
	Before tax		Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
	(In thousands of Korean won)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit liability	₩	143,829	-	143,829	(621,260)	129,682	(491,578)

C.	Reconciliation of effective tax rate

	2022		2021
	(In thousands of Korean won)
Profit before income tax	₩	12,571,733	10,028,002
Tax at the statutory income tax rate		2,743,781	2,184,161
Adjustments:
Tax-exempt income		(42)	(18)
Expenses not deductible for tax purposes		33,114	9,693
Tax credits		(348,559)	(277,936)
Changes in unrecognized temporary difference		81,485	344,720
Adjustments recognized related to prior period incomes		137,205	158,310
Other (differences in tax rate, etc)		40,124	223,661
Income tax expenses	₩	2,687,108	2,642,591
Effective income tax rate		21.4%	26.4%

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

D.	Movement in deferred tax balances

i.	Movement in deferred tax balances as of December 31, 2022

	Tax effect
	Beginning		Increase (decrease)	Ending
	(In thousands of Korean won)
Accrued income	₩	(18,943)	(100,613)	(119,556)
Short-term financial instruments		57,820	21,338	79,158
Inventories		(157,411)	96,530	(60,881)
Property, plant and equipment including right-of-use assets		(1,817,912)	(1,782,294)	(3,600,206)
Intangible assets other than goodwill		21,348	(5,495)	15,853
Allowance for bad debts		57,204	146,102	203,306
Investments in associate and subsidiary(*)		580,612	225,003	805,615
Accrued expenses		(9,865)	112,319	102,454
Lease liabilities		2,024,139	1,613,191	3,637,330
Provisions		137,910	82,521	220,431
Derivatives		(23,100)	23,100	-
Defined benefit liabilities		175,200	18,783	193,983
Brand		(1,150,787)	113,844	(1,036,943)
Other		447,723	421,947	869,670
Total	₩	323,938	986,276	1,310,214
Loss carried forward	₩	9,353	(4,566)	4,787
Carryover tax credit		1,798,221	957,871	2,756,092
Unrecognized deferred tax assets (liabilities)(*)		(2,962,726)	(1,259,793)	(4,222,519)
Deferred tax assets (liabilities)	₩	(831,214)	679,788	(151,426)

(*)	As of December 31, 2022, the Group did not recognize deferred income tax asset for the temporary difference relating to investments in subsidiary as it is not probable such temporary differences can be utilized in the foreseeable future.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

ii.	Movement in deferred tax balances as of December 31, 2021

	Tax effect
	Beginning		Changes in scope of consolidation	Increase (decrease)	Ending
	(In thousands of Korean won)
Accrued income	₩	(14,933)	-	(4,010)	(18,943)
Short-term financial instruments		45,286	-	12,534	57,820
Inventories		(238,401)	-	80,990	(157,411)
Property, plant and equipment including right-of-use assets		(25,802)	(1,455,676)	(336,434)	(1,817,912)
Intangible assets other than goodwill		-	-	21,348	21,348
Allowance for bad debts		106,740	-	(49,536)	57,204
Investments in associate and subsidiary(*)		(150,096)	150,096	580,612	580,612
Accrued expenses		43,502	54,766	(108,133)	(9,865)
Lease liabilities		44,701	1,390,052	589,386	2,024,139
Provisions		9,163	107,843	20,904	137,910
Derivatives		131,702	-	(154,802)	(23,100)
Defined benefit liabilities		349,870	154,468	(329,138)	175,200
Brand		-	(1,185,360)	34,573	(1,150,787)
Other		262,067	(21,633)	207,289	447,723
Total	₩	563,799	(805,444)	565,583	323,938
Loss carried forward		-		9,353	9,353
Carryover tax credit		-	948,659	849,562	1,798,221
Unrecognized deferred tax assets (liabilities)(*)		-	(1,328,574)	(1,634,152)	(2,962,726)
Deferred tax assets (liabilities)	₩	563,799	(1,185,359)	(209,654)	(831,214)

(*)	As of December 31, 2021, the Group did not recognize deferred income tax asset for the temporary difference relating to investments in subsidiary as it is not probable such temporary differences can be utilized in the foreseeable future.

E.	Deferred assets (liabilities)

i.	Details of unrecognized as deferred income tax assets as of December 31, 2022 and December 31, 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Tax loss carryforwards	₩	4,787	9,353
Tax credit carryforwards		2,756,092	1,798,221
Unrecognized temporary difference		1,461,640	1,155,152

ii.	Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2022 are as follows:

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Year of expiration	Unused loss carryforwards		Unused tax credit carryforwards
	(In thousands of Korean won)
2023	₩	-	-
2024		-	6,379
2025		-	-
2026		-	-
2027		-	-
2028		-	205,810
After 2028		22,795	2,543,903
Total	₩	22,795	2,756,092

iii.	The timing of recovery of deferred tax assets and liabilities as of December 31, 2022, 2021 and January 1, 2021 is as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	₩	1,221,333	1,058,444	580,012
- Deferred tax assets to be recovered within 12 months		352,584	84,832	414,259
Sub-total		1,573,916	1,143,276	994,271
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months		(1,542,440)	(1,749,769)	(176,349)
- Deferred tax liabilities to be recovered within 12 months		(182,903)	(224,722)	(254,124)
Sub-total		(1,725,343)	(1,974,491)	(430,472)
Deferred tax assets (liabilities), net	₩	(151,426)	(831,214)	563,799

14. Other assets

Details of other assets as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Current
Prepayments	₩	3,500	34,224	30,000
Prepaid expenses		74,438	17,556	-
Subtotal		77,938	51,780	30,000
Non-Current
Non-current prepayments		-	650,000	-
Non-current prepaid expenses		539,296	636,488	91,207
Subtotal		539,296	1,286,488	91,207
Total	₩	617,234	1,338,268	121,207

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

15. Inventories

Details of inventories as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Merchandise	₩	1,960,765	364,733	116,371
Work in process		2,871,439	1,768,838	2,001,039
Allowance for Inventories valuation		(1,476,347)	(333,249)	(74,079)
Total	₩	3,355,857	1,800,322	2,043,331

In 2022, inventories amounted to Korean Won 65,875,206 thousand (2021: Korean Won 52,497,640 thousand) were recognized as an expense during the year and included in ‘cost of sales’.

The Group recognizes the full provision for inventories with more than one year aging from the initiation of project according to the Company’s accounting policies. For inventories with less than one year aging from the initial production with an estimated recovery period exceeding one year, it is also recognized as a provision. Loss on valuation of inventories amounted to Korean Won 1,358,651 thousand (2021: Korean Won 272,893 thousand) and reversal of allowance for inventories valuation amounted to Korean Won 215,553 thousand (2021: Korean Won 13,723 thousand) were recognized during the year ended December 31, 2022.

16. Trade and other receivables

Details of trade and other receivables as of December 31, 2022, 2021, and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Trade receivable
Accounts receivable — Trade	₩	15,228,120	24,330,163	14,611,609
Allowance for doubtful accounts (Accounts receivable)		(766,595)	(69,618)	(74,499)
Accounts receivable — trade, net	₩	14,461,525	24,260,545	14,537,110

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Other receivables
Accrued income	₩	438,385	195,427	99,387
Allowance for doubtful accounts (Accrued income)		(26,685)	(18,685)	(10,685)
Non-trade receivables		320,034	81,110	103,011
Accounts receivable — other, net	₩	731,734	257,852	191,713

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Details of the changes in the loss allowance of trade and other receivables during the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean Won)
Allowance for doubtful accounts (Accounts receivable)
Beginning of the year	₩	69,618	74,499
Bad debt expenses		696,977	-
Reversal of bad debt expenses		-	(4,881)
Ending of the year	₩	766,595	69,618

	2022		2021
	(In thousands of Korean Won)
Allowance for doubtful accounts (Accrued income)
Beginning of the year	₩	18,685	10,685
Bad debt expenses - other		8,000	8,000
Ending of the year	₩	26,685	18,685

17. Cash and cash equivalents

Cash and cash equivalents as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Cash on hand	₩	2,827	2,206	-
Deposits in banks		30,578,729	11,101,278	5,805,977
Total	₩	30,581,556	11,103,484	5,805,977

The Group doesn’t have any restricted cash and cash equivalents as of December 31, 2022, 2021 and January 1, 2021.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

18. Property, plant and equipment

A.	Reconciliation of carrying amount

Details of property, plant and equipment as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022
	Book value		Accumulated depreciation	Carrying amount
	(In thousands of Korean won)
Machinery	₩	2,641,962	(600,383)	2,041,579
Vehicles		20,374	(16,299)	4,075
Office equipment		452,831	(176,120)	276,711
Construction-in-progress		9,950	-	9,950
Furniture and fixtures		3,986,571	(778,952)	3,207,619
Right-of-use assets		17,088,562	(1,998,991)	15,089,571
Total	₩	24,200,250	(3,570,745)	20,629,505

	December 31, 2021
	Book value		Accumulated depreciation	Carrying amount
	(In thousands of Korean won)
Machinery	₩	1,474,545	(349,711)	1,124,834
Vehicles		20,374	(12,224)	8,150
Office equipment		431,224	(110,753)	320,471
Construction-in-progress		20,000	-	20,000
Furniture and fixtures		2,010,080	(394,745)	1,615,335
Right-of-use assets		8,958,251	(983,460)	7,974,791
Total	₩	12,914,474	(1,850,893)	11,063,581

	January 1, 2021
	Book value		Accumulated depreciation	Carrying amount
	(In thousands of Korean won)
Machinery	₩	9,500	(1,108)	8,392
Vehicles		20,374	(8,149)	12,225
Office equipment		47,425	(6,922)	40,503
Right-of-use assets		493,202	(303,137)	190,065
Total	₩	570,501	(319,316)	251,185

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Details of the changes in property, plant and equipment for the years ended December 31, 2022 and 2021 are as follows:

	2022
	Machinery		Vehicles	Office equipment	Construction-in-progress	Furniture and fixture	Right-of-use assets	Total
	(In thousands of Korean won)
Beginning balance	₩	1,124,834	8,150	320,471	20,000	1,615,335	7,974,791	11,063,581
Acquisitions		421,201	-	21,607	2,603,716	88,110	8,529,150	11,663,784
Depreciation		(235,991)	(4,075)	(65,367)	-	(385,623)	(1,391,221)	(2,082,277)
Transfer		731,535	-	-	(2,613,766)	1,905,380	(23,149)	-
Impairment loss(*)		-	-	-	-	(15,583)	-	(15,583)
Ending balance	₩	2,041,579	4,075	276,711	9,950	3,207,619	15,089,571	20,629,505

(*)	The Group identified each bakery-café store as CGU and recognized impairment loss to bakery-café stores located in Garosu-gil and Jamwon.

	2021
	Machinery		Vehicles	Office equipment	Construction-in-progress	Furniture and fixture	Right-of-use assets	Total
	(In thousands of Korean won)
Beginning balance	₩	8,392	12,225	40,503	-	-	190,065	251,185
Changes in scope of consolidation(*1)		838,461	-	225,012	168,000	1,603,877	6,292,460	9,127,810
Acquisitions		111,659	-	93,565	206,600	445,976	3,458,990	4,316,790
Depreciation		(101,692)	(4,075)	(38,609)	-	(182,383)	(693,987)	(1,020,746)
Disposals		(30,375)	-	-	-	-	-	(30,375)
Transfer		298,389	-	-	(354,600)	133,100	(76,889)	-
Impairment loss(*2)		-	-	-	-	(385,235)	(1,195,848)	(1,581,083)
Ending balance	₩	1,124,834	8,150	320,471	20,000	1,615,335	7,974,791	11,063,581

(*1)	The Group acquired the property, plant and equipment through the business combination.
(*2)	The Group identifies each bakery-café store as CGU and impairment losses were recognized to bakery-cafes located at Garosu-gil and Jamwon.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

The classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Cost of revenues	₩	1,706,191	798,675
Selling, general and administrative expenses		376,086	222,071
Total	₩	2,082,277	1,020,746

B.	Leased property, plant and equipment

The Group leased the building and vehicles during the years ended December 31, 2022 and 2021. As of December 31, 2022, Korean Won 15,089,571 thousand of right-of-use assets was recognized. (December 31, 2021: Korean Won 7,974,791 thousand of building, vehicles and other, January 1, 2021: Korean Won 190,065 thousand of building and vehicles).

C.	Collateral

At the end of the 2022 and 2021, Korean Won 145,429 thousand of machinery and Korean Won 168,392 thousand of machinery are pledged as collateral for short-term borrowings provided from Industrial Bank of Korea.

19. Intangible assets and goodwill

A.	Reconciliation of carrying amount

Details of intangible assets as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022
	(In thousands of Korean won)
	Book value		Accumulated depreciation	Carrying amount
Software	₩	487,309	(196,362)	290,947
Brand		5,388,000	(426,550)	4,961,450
Goodwill		3,267,730	-	3,267,730
Total	₩	9,143,039	(622,912)	8,520,127

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

	December 31, 2021
	(In thousands of Korean won)
	Book value		Accumulated depreciation	Carrying amount
Software	₩	373,409	(112,766)	260,643
Brand		5,388,000	(157,150)	5,230,850
Goodwill		3,267,730	-	3,267,730
Total	₩	9,029,139	(269,916)	8,759,223

	January 1, 2021
	(In thousands of Korean won)
	Book value		Accumulated depreciation	Carrying amount
Software	₩	254,809	(60,271)	194,538
Brand		-	-	-
Goodwill		-	-	-
Total	₩	254,809	(60,271)	194,538

Details of the changes in intangible assets for the years ended December 31, 2022 and 2021 are as follows:

	2022
	Software		Brand	Goodwill	Total
	(In thousands of Korean Won)
Beginning balance	₩	260,643	5,230,850	3,267,730	8,759,223
Acquisitions		113,900	-	-	113,900
Amortization		(83,596)	(269,400)	-	(352,996)
Ending balance	₩	290,947	4,961,450	3,267,730	8,520,127

	2021
	Software		Brand	Goodwill	Total
	(In thousands of Korean Won)
Beginning balance	₩	194,538	-	-	194,538
Changes in scope of consolidation		-	5,388,000	3,267,730	8,655,730
Acquisitions		118,600	-	-	118,600
Amortization		(52,495)	(157,150)	-	(209,645)
Ending balance	₩	260,643	5,230,850	3,267,730	8,759,223

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

B.	Amortization

The classification of amortization in the statements of comprehensive income for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Selling, general and administrative expenses	₩	352,996	209,645

C.	Impairment assessment on CGU

As of December 31, 2021 and 2022, the Group performed impairment test for Food and Beverages operating segment. The Group identifies each of bakery-cafés as CGU. As the individual CGUs are tested for impairment at the same time as the group of CGUs containing the goodwill, the Group tested the individual CGUs for impairment before the group of CGUs is tested.

The recoverable amount of each CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures on the Group’s products used in the forecast was determined considering external sources and the Group’s experience. Management estimated the future cash flows based on its past performance and forecasts on consumer inflation rate. The key assumptions used in the estimation of value in use for Food and Beverages CGU include revenue and operating expenditures for the forecast period, growth rates for subsequent years (“terminal growth rate”), and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

	Weighted average cost of capital	Terminal growth rate
2022	11.4%	1.0%
2021	9.8%	1.0%

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of four Korean listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the four Korean listed companies in the same industry and the Group. The Group calculates the value in use of Food and Beverages CGU using post-tax cash flows and a post-tax discount rate.

As a result of the impairment test for goodwill for groups of Food and Beverages CGUs, the recoverable amount exceeded its carrying amount by Korean Won 6,575,660 thousand in 2022 (2021: Korean Won 2,869,460 thousand). The recoverable amount exceeded its carrying amount accounts 24.9% of the amount of value in use (2021: 17.2%). The value in use determined for this CGU is sensitive to the discount rate and terminal growth rate used in the discounted cash flow model.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

The impact of a 0.5% fluctuation in discount rates and terminal growth rates on the value in use as of December 31, 2022 and 2021 are as follows:

2022	0.5% Increase	0.5% Decrease
Discount rate	(-) 4.8%	5.3%
Terminal growth rate	3.9%	(-) 3.6%

2021	0.5% Increase	0.5% Decrease
Discount rate	(-) 7.0%	7.8%
Terminal growth rate	5.6%	(-) 5.0%

20. Equity-accounted investees

A.	Carrying amount of investments in associates

Details of carrying amount of investments in associates as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022			December 31, 2021			January 1, 2021
	Percentage of Ownership		Carrying Amount	Percentage of Ownership		Carrying Amount	Percentage of Ownership	Carrying Amount
	(In thousands of Korean won)
Investments in associates
Play F&B	-	(*)	-	-	(*)	-	43.0%	6,250,755

(*)	The Company is included as a subsidiary due to the acquisition of additional interest during 2021, resulting in obtaining control in a subsidiary.

B.	Movement of investments in associates

Detail of the changes in investments in associates for the years ended December 31, 2021 is as follows:

	January 1, 2021	Capital contribution	Capital withdrawal	Transfer	Share in the profit of associate	Share of other comprehensive income of equity accounted investees	December 31, 2021
	(In thousands of Korean won)
Investments in associates
Play F&B(*)	6,250,755	-	-	(6,277,979)	26,771	453	-

(*)	The Company is included as a subsidiary due to the acquisition of additional interest during the year ended December 31, 2021, resulting in obtaining control in a subsidiary. And Korean Won 709,479 thousand of losses on disposal of investments in associates was recognized on the date of obtaining control.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

C.	Summary of financial information of associates

Details of the summary of financial information of associates as of January 1, 2021 are as follows:

	January 1, 2021
	Current assets		Non- current assets	Total assets	Current liabilities	Non- Current liabilities	Total liabilities
	(In thousands of Korean won)
Investments in associates
Play F&B	₩	1,327,726	4,781,580	6,109,306	2,099,135	3,048,136	5,147,271

D.	Investments in Unconsolidated Affiliates

On October 26, 2020, the Group announced that it plans to enter into a binding agreement to acquire a 43% stake in Play F&B for a cash consideration of Korean Won 5,568,500 thousand (the ‘First Tranche’). The acquisition of the First Tranche was approved by the shareholders of Play Company. The acquisition of the First Tranche completed on November 24, 2020. The registered address of Play F&B is 23-6, Ttukseom-ro 15-gil, Seongdong-gu, Seoul, Republic of Korea.

Following the closing of the First Tranche, the Group acquired the additional 14.4% of Play F&B common stock for a cash consideration of Korean Won 600,000 thousand (the ‘Second Tranche’). In addition, the Group acquired the additional 9.9% of Play F&B common stock for a cash consideration of Korean Won 1,300,000 thousand (the ‘Third Tranche’) on January 3, 2022.

By virtue of the voting arrangements in place we exercise significant influence over Play F&B and equity account for our investment in accordance with IAS 28 in the financial statements of the Group following completion of the acquisition of the First Tranche on November 24, 2020. The Group consolidates Play F&B as an subsidiary in accordance with IFRS 10 as the Group controls the entity following the acquisition of Second Tranche and Third Tranche, resulting in holding a 67.1% stake in Play F&B.

Financial information for Play F&B as it relates to the amounts recognized in the statement of operations, statement of comprehensive income and balance sheet as follows:

	Five months ended May 31, 2021
	(In thousands of Korean won)
Opening balance	₩	6,250,755
Share of net income		26,771
Share of other comprehensive income (loss)		453
Closing carrying amount	₩	6,277,979

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Summarized financial information for Play F&B for the five months ended May 31, 2021 before the entity was included in the scope of consolidation is set out below.

Summary Statement of Operations

	Five months ended May 31, 2021
	(In thousands of Korean won)
Revenue	₩	5,816,115
Gross Profit		598,261
Selling, general and administrative expenses		(414,025)
Net interest expense		(76,961)
Other income/(expense), net		23,336
Income/(loss) before income taxes	₩	130,611
Income tax (expense)/benefit		(68,353)
Net income/(loss)	₩	62,258
Play Company 43% share of net income/(loss)		26,771

Summary Statement of Other Comprehensive Income Statement

	Five months ended May 31, 2021
	(In thousands of Korean won)
Other comprehensive income/(loss)	₩
Remeasurement of defined benefit liabilities		1,053
Total other comprehensive income/ (loss)		1,053
Play Company 43% share of net income/(loss)	₩	453

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Summary Balance Sheet information

	May 31, 2021		January 1, 2021
	(In thousands of Korean won)
Cash and cash equivalents	₩	585,129	268,859
Accounts receivable — trade, net		1,174,748	780,279
Other current assets		359,208	278,589
Property, plant and equipment including right-of-use assets		9,127,810	4,356,852
Intangible assets		4,449,900	4,564,000
Other non-current financial assets		608,755	424,728
Borrowings		(1,700,000)	-
Lease liabilities		(6,318,416)	(2,752,373)
Other noncurrent liabilities		(818,234)	(762,930)
Other current liabilities		(1,879,553)	(1,631,968)
Net assets/(liabilities)	₩	5,589,347	5,526,036
Play Company 43% share of net assets		2,403,419	2,376,195
Goodwill		3,874,560	3,874,560
Total carrying amount of Play Company’s 43% investment in Play F&B		6,277,979	6,250,755

The balances of borrowings to Play F&B as of May 31, 2021 and January 1, 2021 as follows:

	May 31, 2021		January 1, 2021
	(In thousands of Korean won)
Short-term borrowings	₩	200,000	-
Long-term borrowings		500,000	-

The maximum exposure to loss in Play F&B as an investment in associate as of May 1, 2021 and January 1, 2021 as follows:

	May 31, 2021		January 1, 2021
	(In thousands of Korean won)
Carrying value of equity accounted investment in associate	₩	6,277,979	6,250,755
Maximum exposure to loss		6,977,979	6,250,755

The maximum exposure to loss represents the amount that would be absorbed by the Group in the event that all of assets held in the investment in associate, had no value. The Group has not provided any guarantees in respect of debt issued by Play F&B.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

21. Business Combination

A.	Acquisition of Play F&B by Play Company

The Group acquired 14.4% of the shares and voting interests in the Subsidiary on May 18, 2021. As a result, the Group’s equity interest in the Subsidiary increased from 43% to 57.4%, obtaining it control of the Subsidiary. The consideration transferred was Korean Won 600,000 thousand in cash and Korean Won 5,736,218 thousand of fair value of existing Play F&B shares purchased in stages adjusted with the exemption of outstanding balances of receivables and payables. Subsequent to the acquisition of control, Play F&B recognized revenue of Korean Won 8,043,939 thousand and net loss of Korean Won 2,257,359 thousand in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2021.

i.	Summary of the acquiree

Information of acquiree
Corporate name	Play F&B
Location	23-6, Ttukseom-ro 15-gil, Seongdong-gu, Seoul, Korea
CEO	Jeong, Bo Ram
Industry	Food and beverages

ii.	Considerations transferred, identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	Amounts
	(In thousands of Korean won)
I. Consideration transferred:
Cash and cash equivalents	₩	600,000
Previously-held equity interest at fair value		5,736,218
II. Non-controlling interest:		2,273,599
III. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		585,129
Other current assets		1,533,956
Property, plant and equipment including right-of-use assets		9,127,810
Other non-current assets		608,755
Brand		5,388,000
Current liabilities		3,079,553
Lease liabilities		6,318,416
Defined benefit liability		544,749
Deferred tax liabilities		1,185,360
Other non-current liabilities		773,485
		5,342,087
IV. Goodwill (I +II - III)	₩	3,267,730

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Had Play F&B been consolidated from January 1, 2021, revenue and profit for the year ended December 31, 2021 in the consolidated statements of comprehensive income (loss) would have been Korean Won 146,259,690 thousand and Korean Won 7,439,500 thousand, respectively.

22. Financial instruments by category

The carrying amounts of financial instruments by category as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Financial assets at amortized cost
Cash and cash equivalents	₩	30,581,556	11,103,484	5,805,977
Short-term financial instruments(*)		3,910,000	3,910,000	3,810,000
Accounts receivable — trade, net		14,461,525	24,260,545	14,537,110
Accounts receivable — other, net		731,734	257,852	191,713
Short-term loans, net		5,182,254	3,866,194	926,194
Long-term loans, net		2,413,972	2,013,769	223,526
Other non-current financial assets		1,707,777	917,746	158,452
Financial assets at fair value through profit or loss
Short-term financial instruments(*)		8,460	4,887	-
Long-term financial instruments		279,932	264,253	243,899
Long-term investment securities		536,234	270,390	133,353
Total	₩	59,813,444	46,869,120	26,030,224

(*)	Short-term financial instruments consist of time deposits and saving-based insurance. As of December 31, 2022, Korean Won 3,900,000 thousand of time deposits in banks are provided as collateral for employee loans and restricted for use. (December 31, 2021: Korean Won 3,900,000 thousand, January 1, 2021: Korean Won 3,800,000 thousand)

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Financial liabilities at amortized cost
Trade and other payables(*)	₩	32,392,287	27,883,363	13,561,356
Short-term borrowings		2,500,000	2,500,000	2,500,000
Current portion of long-term borrowings, net		24,960	24,960	-
Trade and other non-current payables(*)		16	-	-
Long-term borrowings, excluding current portion, net		43,680	68,640	-
Other current financial liabilities		-	1,229,050	-
Financial liabilities at fair value through profit or loss
Other non-current financial liabilities		-	-	598,643
Total	₩	34,960,943	31,706,013	16,659,999

(*)	Trade and other payables that are not financial liabilities are excluded.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

A.	Classification of investment assets based on liquidity

The classification of investment assets as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Current investments
Fixed deposit – at amortized cost(*)	₩	3,910,000	3,910,000	3,810,000
Saving based insurance – at FVTPL		8,460	4,887	-
Total	₩	3,918,460	3,914,887	3,810,000
Non-Current investments
Saving based insurance – at FVTPL	₩	279,932	264,253	243,899
Equity securities – at FVTPL		533,143	267,312	130,283
Debt securities – at FVTPL		3,091	3,078	3,070
Total	₩	816,166	534,643	377,252

(*)	As of December 31, 2022, Korean Won 3,900,000 thousand of time deposits is provided as collateral for employee loans and restricted for use. (December 31, 2021: Korean Won 3,900,000 thousand, January 1, 2021: Korean Won 3,800,000 thousand)

B.	Equity Securities designated as at FVTPL

The Group designated the investments shown below as equity securities at FVTPL because these equity securities represent investment that the Group intends to sell for strategic purposes.

	Fair value at December 31, 2022		Fair value at December 31, 2021	Fair value at January 1, 2021
	(In thousands of Korean won)
Equity Securities (listed stocks)	₩	178,393	167,312	130,283
Equity Securities (unlisted stocks)		354,750	100,000	-
Total	₩	533,143	267,312	130,283

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

C.	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments for the years ended December 31, 2022 and 2021 are as follows:

	2022
	Financial assets at amortized cost		Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Total
	(In thousands of Korean won)
Interest income	₩	520,526	-	-	520,526
interest expense		-	-	(96,225)	(96,225)
Foreign currency differences		(191,335)	-	3,333	(188,002)
Gain or loss on disposal of investment securities		-	1,788	-	1,788
Gain or loss on valuation of investment securities		-	(115,969)	-	(115,969)
Gain or loss on valuation of financial instruments		-	830	-	830
Dividend income		-	700	-	700
Total	₩	329,191	(112,651)	(92,892)	123,648

	2021
	Financial assets at amortized cost		Financial assets at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
	(In thousands of Korean won)
Interest income	₩	194,083	-	-	-	194,083
Interest expense		-	-	(111,065)	-	(111,065)
Foreign currency differences		(55,800)	-	(184)	-	(55,984)
Gain or loss on disposal of investment securities		-	59,121	-	-	59,121
Gain or loss on valuation of investment securities		-	(38,428)	-	-	(38,428)
Gain or loss on valuation of financial instruments		-	2,443	-	-	2,443
Dividend income		-	300	-	-	300
Gain or loss on valuation of derivative liabilities		-	-	-	399,096	399,096
Total	₩	138,283	23,436	(111,249)	399,096	449,566

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

23. Capital and reserves

A.	Share capital and share premium

Details of share capital and share premium as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In Korean won and number of shares)
Number of authorized shares		900,000	900,000	900,000
Value per share	₩	5,000	5,000	5,000
Number of shares issued		100,000	100,000	100,000
Common shares	₩	500,000,000	500,000,000	500,000,000

i.	Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Group.

B.	Other components of equity

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Remeasurements of defined benefit liability	₩	78,373	(18,181)	-
Other capital surplus		(746,300)	(970,464)	-
Other components of equity	₩	(667,927)	(988,645)	-

24. Capital management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Group monitors capital using a ratio of ‘net debt’ to ‘total equity’. Net debt is calculated as total liabilities (as shown in the statement of financial position) less cash and cash equivalents. The Group’s net debt to adjusted equity ratio as of December 31, 2022, 2021 and January 1, 2021 is as follows.

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Total liabilities	₩	59,971,247	46,984,634	19,957,682
Less: Cash and cash equivalents		(30,581,556)	(11,103,484)	(5,805,977)
Net debt		29,389,691	35,881,150	14,151,705
Total equity	₩	35,916,077	25,958,573	17,729,276
Net debt to total equity ratio		0.82	1.38	0.80

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

25. Borrowings/payable and Loans/receivable

Borrowings as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Current Liabilities
Short-term borrowings	₩	2,500,000	2,500,000	2,500,000
Current portion of long-term borrowings, net		24,960	24,960	-
Current lease liabilities(*)		1,630,238	837,785	98,025
Total	₩	4,155,198	3,362,745	2,598,025
Non-Current liabilities
Long-term borrowings, excluding current portion, net	₩	43,680	68,640	-
Non-current lease liabilities(*)		15,773,254	8,362,847	105,164
Total	₩	15,816,934	8,431,487	105,164

(*)	The interest rate related to lease liabilities reflects the incremental borrowing rate based on the Group’s credit. The amount of interest expense related to lease liabilities incurred during the year ended December 31, 2022 is Korean Won 704,560 thousand (2021: Korean Won 214,142 thousand). Additionally, the amount of short-term lease payments and low-value assets lease payments not included in the measurement of lease liabilities during 2022 are Korean Won 11,285 thousand (2021: Korean Won 16,994 thousand)

A.	Terms and repayment schedule

The terms and conditions of outstanding borrowings as of December 31, 2022, 2021 and January 1, 2021 are as follows:

				December 31, 2022		December 31, 2021		January 1, 2021
				(In thousands of Korean won)
	Currency	Nominal interest rate	Maturity	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Secured borrowings(*1)	KRW	2.80%	24-Sep-21	-	-	-	-	2,000,000	2,000,000
Secured borrowings(*2)	KRW	KORIBOR +1.692%	20-Dec-23	500,000	500,000	500,000	500,000	500,000	500,000
Secured borrowings(*3)	KRW	3.489%	28-Feb-23	1,000,000	1,000,000	1,000,000	1,000,000	-	-
Secured borrowings(*4)	KRW	5.315%	30-Jun-23	1,000,000	1,000,000	1,000,000	1,000,000	-	-
Secured borrowings(*5)	KRW	KORIBOR +2.388%	16-Sep-25	100,000	68,640	100,000	93,600	-	-
Total interest-bearing liabilities				2,600,000	2,568,640	2,600,000	2,593,600	2,500,000	2,500,000

(*1)	As of January 1, 2021, the Group is provided a guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*2)	As of December 31, 2022, the Group is provided a guarantee of Korean Won 321,270 thousand (2021: Korean Won 321,270 thousand, 2020: Korean Won 275,520 thousand) by the CEO of the Group. The Group provided the intellectual property (IP) rights as collateral.
(*3)	As of December 31, 2022, the Group is provided a guarantee of Korean Won 1,200,000 thousand (2021: Korean Won 1,200,000 thousand) from the CEO of the Group.
(*4)	As of December 31, 2022, the Group is provided a guarantee of Korean Won 900,000 thousand (2021: Korean Won 900,000 thousand) by Korea Credit Guarantee Fund.
(*5)	As of December 31, 2022, the Group provides machines with a carrying amount of Korean Won 145,429 thousand (2021: Korean Won 168,392 thousand) as collaterals for the secured borrowings with equal amortization repayment condition.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

B.	Terms and collection schedule

The terms and conditions of outstanding loans as of December 31, 2022, 2021 and January 1, 2021 are as follows:

				December 31, 2022		December 31, 2021		January 1, 2021
		Nominal		(In thousands of Korean won)
	Currency	interest rate	Maturity	Face value	Carrying amount	Face value	Carrying amount	Face value	Carrying amount
Cho Hyung Seok(*1)	KRW	4.60%	31-Dec-20	926,194	926,194	926,194	926,194	926,194	926,194
Cho Hyung Seok(*2)	KRW	4.60%	31-Oct-22	2,900,000	2,900,000	2,900,000	2,900,000	-	-
Cho Hyung Seok(*2)	KRW	4.60%	31-Dec-22	340,050	340,050	-	-	-	-
Cho Hyung Seok(*1)	KRW	4.60%	31-Mar-23	180,000	180,000	-	-	-	-
Cho Mi Kyung(*3)	KRW	2.00%	31-Aug-25	400,000	-	400,000	-	400,000	-
Bonanza Pictures(*1)	KRW	4.60%	31-Mar-21	40,000	40,000	40,000	40,000	-	-
Coam payments(*4)	KRW	12.00%	31-May-22	500,000	500,000	-	-	-	-
OneTwo Six	KRW	3.00%	27-Aug-23	250,000	243,010	250,000	232,913	250,000	223,526
OneTwo Six	KRW	3.00%	28-Jun-24	62,862	58,773	62,862	56,269	-	-
Song Tae Ryul	KRW	3.00%	14-Sep-23	23,000	23,000	-	-	-	-
Jung Kyung Han	KRW	3.00%	14-Sep-23	30,000	30,000	-	-	-	-
Jung Kyung Han	KRW	3.00%	31-Mar-24	110,000	104,233	110,000	99,966	-	-
Jung Bo Ram	KRW	1.50%	17-May-26	705,000	571,246	705,000	537,916	-	-
Jung Bo Ram	KRW	1.50%	14-Dec-26	1,500,000	1,157,119	1,500,000	1,086,705	-	-
Jung Bo Ram	KRW	1.50%	19-May-27	300,000	235,845	-	-	-	-
Jung Bo Ram	KRW	1.50%	08-Dec-27	400,000	286,756	-	-	-	-
Total				8,667,106	7,596,226	6,894,056	5,879,963	1,576,194	1,149,720

(*1)	The contract is automatically extended by one year if the loan is not collected until maturity date.
(*2)	The maturity date of this loan is extended to October 31, 2023.
(*3)	The Group recognized a full provision for the balance of loan and accrued interest income as of January 1, 2021. Accrued interest income as of December 31, 2022, 2021 and January 1, 2021 are Korean Won 26,685 thousand, 18,865 thousand, and 10,865 thousand, respectively.
(*4)	The Group is provided a joint guarantee by third party.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

26. Trade and other payables

Trade and other payables as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Trade payables	₩	30,866,150	27,321,056	13,045,491
Other payables		870,181	530,702	224,562
Accrued expenses		1,745,121	1,112,003	365,768
Trade and other non-current payables		227,593	74,782	-
Total	₩	33,709,045	29,038,543	13,635,821

27. Provisions

Provisions for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean Won)
Site restoration
Beginning of the year	₩	353,117	-
Changes in scope of consolidation		-	273,485
Provisions made during the year		350,837	77,987
Interest expense		9,262	1,645
Provisions used during the year		(2,130)	-
Ending of the year	₩	711,086	353,117

The provision for building restoration relates mainly to buildings leased during 2021 and 2022. The provision has been estimated based on historical data associated with similar buildings.

28. Financial Instruments – Fair values and risk management

A.	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

The carrying amounts of financial instruments by category as of December 31, 2022 are as follows:

	Fair value		Level 1	Level 2	Level 3	Total
	(In thousands of Korean won)
Financial assets at fair value
Guaranteed Return Insurances (short-term)(*)	₩	8,460	-	8,460	-	8,460
Guaranteed Return Insurances (long-term)(*)		279,932	-	279,932	-	279,932
Long-term investment securities		536,234	181,484	-	354,750	536,234
Total	₩	824,626	181,484	288,392	354,750	824,626

(*)	The fair value of guaranteed return insurances classified at Level 2 in the fair value hierarchy is determined using an evaluation of surrender proceeds received from financial institutions.

The carrying amounts of financial instruments by category as of December 31, 2021 are as follows:

	Fair value		Level 1	Level 2	Level 3	Total
	(In thousands of Korean won)
Financial assets at fair value
Guaranteed Return Insurances (short-term)(*)	₩	4,887	-	4,887	-	4,887
Guaranteed Return Insurances (long-term)(*)		264,253	-	264,253	-	264,253
Long-term investment securities		270,390	170,390	-	100,000	270,390
Total	₩	539,530	170,390	269,140	100,000	539,530

(*)	The fair value of guaranteed return insurances classified at Level 2 in the fair value hierarchy is determined using an evaluation of surrender proceeds received from financial institutions.

The carrying amounts of financial instruments by category as of January 1, 2021 are as follows:

	Fair value		Level 1	Level 2	Level 3	Total
	(In thousands of Korean won)
Financial assets at fair value
Guaranteed Return Insurances (long-term)(*)	₩	243,899	-	243,899	-	243,899
Long-term investment securities		133,353	133,353	-	-	133,353
Total	₩	377,252	133,353	243,899	-	377,252
Financial liabilities at fair value
Derivative liabilities	₩	598,643	-	-	598,643	598,643
Total	₩	598,643	-	-	598,643	598,643

(*)	The fair value of guaranteed return insurances classified at Level 2 in the fair value hierarchy is determined using an evaluation of surrender proceeds received from financial institutions.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

B.	Measurement of fair values

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical asset or liability

●	Level 2: all inputs other than quoted prices included in Level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability

●	Level 3: unobservable inputs for the asset or liability.

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of group-specific information. At this time, if all the significant input variables required to measure the fair value are observable, the financial instruments are classified as Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

●	Market price or dealer price of a similar financial instrument

●	The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

C.	Financial risk management

The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.

i.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterpart to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers. In order to manage credit risk, the Group regularly evaluate the credit worthiness of each customer or counterparty considering the party’s financial information, past experience, its own trading records and other factors. In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss(“ECL”) in profit or loss at each reporting date. The carrying amount of a financial asset represents the maximum exposure to credit risk.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

The maximum exposure to credit risk of the Group as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Cash and cash equivalents	₩	30,581,556	11,103,484	5,805,977
Short-term financial instruments		3,910,000	3,910,000	3,810,000
Accounts receivable, net		15,193,259	24,518,397	14,728,823
Short-term loans, net		5,182,254	3,866,194	926,194
Long-term loans, net		2,413,972	2,013,769	223,526
Other non-current financial assets		1,707,777	917,746	158,452
Total	₩	58,988,818	46,329,590	25,652,972

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit rating. Accounts receivables of the Subsidiary are mainly due from payment processing companies and platform service providers, which in the Group believes have low levels of credit risk. In addition, the Parent Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group has established a credit policy under which each new customer is analyzed individually before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes external ratings, if they are available, financial statements, credit agency information, industry information and in some cases bank references.

The Group monitors customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or a legal entity, their geographic location, industry, trading history with the Group and existence of previous financial difficulties. The Group does not require collateral in respect of trade and other receivables. Expected credit losses (ECLs) and credit risk exposures for accounts as of December 31, 2022, 2021 and January 1, 2021 are as follows:

- Accounts receivables

As of December 31, 2022	Expected loss rate	Carrying amount		Loss allowance
		(In thousands of Korean won)
Not due or overdue less than 90 days	0.33%	₩	14,505,848	44,340
More than 90 days ~ Less than 180 days	15.68%		-	-
More than 180 days ~ Less than 270 days	28.47%		-	-
More than 270 days ~ Less than 1 year	58.33%		40	23
More than 1 year	100.00%		722,232	722,232
Total		₩	15,228,120	766,595

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

As of December 31, 2021	Expected loss rate	Carrying amount		Loss allowance
		(In thousands of Korean won)
Not due or overdue less than 90 days	0.09%	₩	24,088,866	19,951
More than 90 days ~ Less than 180 days	4.71%		134,982	6,359
More than 180 days ~ Less than 270 days	11.44%		27,787	3,180
More than 270 days ~ Less than 1 year	35.61%		59,641	21,241
More than 1 year	100.00%		18,887	18,887
Total		₩	24,330,163	69,618

As of January 1, 2021	Expected loss rate	Carrying amount		Loss allowance
		(In thousands of Korean won)
Not due or overdue less than 90 days	0.27%	₩	14,555,738	39,161
More than 90 days ~ Less than 180 days	4.56%		17,908	816
More than 180 days ~ Less than 270 days	10.62%		1,201	128
More than 270 days ~ Less than 1 year	38.85%		3,872	1,504
More than 1 year	100.00%		32,890	32,890
Total		₩	14,611,609	74,499

ii.	Liquidity risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions.

Financial liabilities of the Group by maturity according to the remaining period from December 31, 2022 to the contractual maturity date are as follows:

	December 31, 2022
	Carrying Amount		Less than 3 months	3 months ~ 1 year	1~2 years	2~5 years	More than 5 years	Total
	(In thousands of Korean won)
Non-derivative financial liabilities
Trade payables	₩	30,866,150	30,866,150	-	-	-	-	30,866,150
Other payable		870,197	870,181	-	16	-	-	870,197
Accrued expense		655,956	655,956	-	-	-	-	655,956
Secured borrowings		2,568,640	1,033,761	1,556,234	27,024	19,220	-	2,636,239
Lease liabilities		17,403,492	602,420	1,849,242	2,484,965	7,136,906	7,119,186	19,192,719
Total	₩	52,364,435	34,028,468	3,405,476	2,512,005	7,156,126	7,119,186	54,221,261

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Financial liabilities of the Group by maturity according to the remaining period from December 31, 2021 to the contractual maturity date are as follows:

	December 31, 2021
	Carrying Amount		Less than 3 months	3 months ~ 1 year	1~2 years	2~5 years	More than 5 years	Total
	(In thousands of Korean won)
Non-derivative financial liabilities
Trade payables	₩	27,321,056	27,321,056	-	-	-	-	27,321,056
Other payable		530,702	530,702	-	-	-	-	530,702
Accrued expense		31,605	31,605	-	-	-	-	31,605
Secured borrowings		2,593,600	1,023,430	1,541,701	28,619	46,244	-	2,639,994
Lease liabilities		9,200,632	330,320	976,272	1,294,587	3,869,361	4,795,810	11,266,350
Other current financial liabilities(*)		1,229,050	-	1,300,000	-	-	-	1,300,000
Total	₩	40,906,645	29,237,113	3,817,973	1,323,206	3,915,605	4,795,810	43,089,707

(*)	Financial liabilities due to obligations to purchase treasury shares (See note32(A)).

Financial liabilities of the Group by maturity according to the remaining period from January 1, 2021 to the contractual maturity date are as follows:

	January 1, 2021
	Carrying Amount		Less than 3 months	3 months ~ 1 year	1~2 years	2~5 years	More than 5 years	Total
	(In thousands of Korean won)
Non-derivative financial liabilities
Trade payables	₩	13,045,491	13,045,491	-	-	-	-	13,045,491
Other payable		224,562	224,562	-	-	-	-	224,562
Accrued expense		291,303	26,443	264,860	-	-	-	291,303
Secured borrowings		2,500,000	16,274	2,535,616	-	-	-	2,551,890
Lease liabilities		203,189	28,274	77,541	37,863	76,034	-	219,712
Derivative financial liabilities
Derivative financial liabilities		598,643	-	-	-	598,643	-	598,643
Total	₩	16,863,188	13,341,044	2,878,017	37,863	674,677	-	16,931,601

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

iii.	Market risk

(a)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from cash equivalents and accounts receivables primarily with respect to the US Dollar and Japanese Yen.

Financial assets and liabilities are exposed to foreign currency risk as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won
	(Individual amounts in each foreign currency)		(In thousands of Korean won)
USD	4,313,515	-	5,466,518	-
JPY	2,628,458,508	-	25,053,941	-
Total			30,520,459	-

	December 31, 2021
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won
	(Individual amounts in each foreign currency)		(In thousands of Korean won)
USD	1,000,160	5,299	1,185,690	6,283
JPY	2,230,993,033	-	22,984,583	-
EUR	65	-	87	-
Total			24,170,360	6,283

	January 1, 2021
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won
	(Individual amounts in each foreign currency)		(In thousands of Korean won)
USD	3,378,088	-	3,675,360	-
JPY	764,218,834	-	8,056,853	-
Total			11,732,213	-

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

The Group measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management’s assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Group’s profit or loss (before income tax effects) for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	Increased by 10%	Decreased by 10%	Decreased by 10%	Decreased by 10%
	(In thousands of Korean won)
USD	546,652	(546,652)	117,941	(117,941)
JPY	2,505,394	(2,505,394)	2,298,458	(2,298,458)
EUR	-	-	9	(9)
Total	3,052,046	(3,052,046)	2,416,408	(2,416,408)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.

(b)	Interest rate risk

The sensitivity analysis is based on borrowing under variable interest rate conditions as of December 31, 2022, 2021, and January 1, 2021.

	December 31, 2022			December 31, 2021		January 1, 2021
	Increased by 100 bp		Decreased by 100 bp	Increased by 100 bp	Decreased by 100 bp	Increased by 100 bp	Decreased by 100 bp
	(In thousands of Korean won)
Interest	₩	5,562	(5,562)	5,812	(5,812)	5,000	(5,000)

29. Non-controlling interests

A.	Summary of financial statements

Summary of financial statements of the Group’s subsidiary that has material non-controlling interest, before any intercompany transactions eliminations for the years ended December 31, 2022 and 2021 are as follows:

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

	2022		2021 (*)
	(In thousands of Korean won)
NCI percentage		32.9%	42.8%
Current assets	₩	2,114,532	2,246,798
Non-current assets		24,406,198	14,110,601
Current liabilities		6,810,043	4,550,921
Non-current liabilities		17,514,118	8,825,524
Net assets		2,196,569	2,980,954
Revenue		17,163,659	8,043,939
Profit (loss)		(772,658)	(2,257,359)
OCI		143,829	(31,797)
Total comprehensive income	₩	(628,829)	(2,289,156)
Cash flows from operation activities		1,909,605	757,616
Cash flows from investment activities		(2,603,987)	(832,943)
Cash flows from financing activities		115,318	(396,187)
Net increase(decrease) in cash and cash equivalents	₩	(579,064)	(471,514)

(*)	Amounts were generated after the acquisition.

B.	Movement in NCI

Movement in NCI for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Net assets attributable to NCI at beginning of the year	₩	1,273,314	-
Equity transaction		-	2,273,599
Profit allocated to NCI		(305,093)	(1,018,546)
OCI allocated to NCI		47,275	(13,616)
Paid-in capital by 3rd party		-	31,877
Transaction with non-controlling interest		(295,114)	-
Net assets attributable to NCI at the end of the year	₩	720,382	1,273,314

30. Acquisition of non-controlling interests

In January 2022, the Group acquired an additional 9.9% interest in Play F&B, increasing its ownership from 57.2 to 67.1%. The carrying amount of Play F&B’s net assets in the Group’s consolidated financial statements on the date of the acquisition was Korean Won 2,980,954 thousand considering the brand and effect of deferred tax liability.

	2022
	(In thousands of Korean won)
Carrying amount of NCI acquired (₩ 2,980,954 thousand x 9.9%)	₩	295,114
Consideration paid to NCI		1,300,000
A decrease in equity attributable to owners of the Company	₩	(1,004,886)

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

31. Leases

A.	Leases as lessee

The Group leases buildings and vehicles. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. The Group also leases water purifiers, copy machines, and others with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognize right-of-use assets and lease liabilities for these leases. Information about leases for which the Group is a lessee is presented below.

i.	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment.

Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Right-of-use assets (Acquisition price)
Buildings	₩	16,820,786	8,659,997	329,963
Vehicles		267,776	260,423	163,239
Other		-	37,831	-
Total	₩	17,088,562	8,958,251	493,202

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Right-of-use assets (Accumulated depreciation)
Buildings	₩	(1,879,717)	(868,425)	(253,001)
Vehicles		(119,274)	(102,323)	(50,136)
Other		-	(12,712)	-
Total	₩	(1,998,991)	(983,460)	(303,137)

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

	December 31, 2022		December 31, 2021	January 1, 2021
	(In thousands of Korean won)
Right-of-use assets (Net book value)
Buildings	₩	14,941,069	7,791,572	76,962
Vehicles		148,502	158,100	113,103
Other		-	25,119	-
Total	₩	15,089,571	7,974,791	190,065

Changes in right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

	2022
	Building		Vehicles	Other	Total
	(In thousands of Korean won)
Balance as of January 1, 2022	₩	7,791,572	158,100	25,119	7,974,791
Depreciation		(1,327,134)	(62,117)	(1,970)	(1,391,221)
Acquisitions		8,476,631	52,519	-	8,529,150
Transfer		-	-	(23,149)	(23,149)
Balance as of December 31, 2022	₩	14,941,069	148,502	-	15,089,571

	2021
	Building		Vehicles	Other	Total
	(In thousands of Korean won)
Balance as of January 1, 2021	₩	76,962	113,103	-	190,065
Changes in scope of consolidation		6,156,514	26,000	109,946	6,292,460
Depreciation		(634,360)	(51,689)	(7,938)	(693,987)
Acquisitions		3,388,304	70,686	-	3,458,990
Impairment loss		(1,195,848)	-	-	(1,195,848)
Transfer		-	-	(76,889)	(76,889)
Balance as of December 31, 2021	₩	7,791,572	158,100	25,119	7,974,791

ii.	Amounts recognized in profit or loss

Amounts recognized in profit or loss for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩	704,560	214,142
Expense relating to short-term leases		-	10,000
Expense relating to leases of low-value assets excluding short-term leases		11,285	6,994

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

iii.	Amounts recognized in statement of cash flows

Amounts recognized in statements of cash flows for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Total cash outflows of leases	₩	1,804,069	776,247

iv.	Extension options

Some property leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

The Group has entered into a contract to pay revenue-based rent payment for a several lease agreements. If the revenue of the store that entered into the contract increase, the rent to be paid may proportionally increase. According to the contract, it is expected to pay 9 to 18% of sales will be paid.

32. Commitments

A.	Key commitments

Key commitments the Group has entered into with financial institutions and others as of December 31, 2022 are as follows:

Financial institutions	Categories	Credit limit		Borrowings amount
		(In thousands of Korean won)
Industrial Bank of Korea	Revolving credit(*1)	₩	2,000,000	-
Industrial Bank of Korea	Small and medium-sized enterprise financing(*2)		500,000	500,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*3)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*4)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*5)		100,000	68,640
Shinhan Bank	Revolving credit(*6)		500,000	-
Total		₩	5,100,000	2,568,640

(*1)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*2)	The Group is provided a joint guarantee of Korean Won 321,270 thousand by the CEO of the Group. Also, the Group provides intellectual property (IP) rights as collateral for the borrowing.
(*3)	The Group is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Group.
(*4)	The Group is provided a guarantee of Korean Won 900,000 thousand by Korea Credit Guarantee Fund.
(*5)	The Group provides machinery as collateral for the borrowing.
(*6)	The Group is provided a joint guarantee of Korean Won 600,000 thousand by the CEO of the Group.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Key commitments the Group has entered into with financial institutions and others as of December 31, 2021 are as follows:

Financial institutions	Categories	Credit limit		Borrowings amount
		(In thousands of Korean won)
Industrial Bank of Korea	Revolving credit(*1)	₩	900,000	-
Industrial Bank of Korea	Revolving credit(*2)		2,000,000	-
Industrial Bank of Korea	Small and medium-sized enterprise financing(*3)		500,000	500,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*4)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*5)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*6)		100,000	93,600
Shinhan Bank	Revolving credit(*7)		900,000	-
Total		₩	6,400,000	2,593,600

(*1)	The Group is provided a guarantee of Korean Won 765,000 thousand by Korea Technology Finance Corporation.
(*2)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*3)	The Group is provided a joint guarantee of Korean Won 321,270 thousand by the CEO of the Group. Also, the Group provides intellectual property (IP) rights as collateral for the borrowing.
(*4)	The Group is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Group.
(*5)	The Group is provided a guarantee of Korean Won 900,000 thousand by Korea Credit Guarantee Fund.
(*6)	The Group provides machinery as collateral for the borrowing.
(*7)	The Group is provided a guarantee of Korean Won 765,000 thousand by Korea Technology Finance Corporation.

Key commitments the Group has entered into with financial institutions and others as of January 1, 2021 are as follows:

Financial institutions	Categories	Credit limit		Borrowings amount
		(In thousands of Korean won)
Industrial Bank of Korea	Revolving credit(*1)	₩	900,000	-
Industrial Bank of Korea	Small and medium-sized enterprise financing(*2)		2,000,000	2,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*3)		500,000	500,000
Shinhan Bank	Revolving credit(*4)		900,000	-
Total		₩	4,300,000	2,500,000

(*1)	The Group is provided a guarantee of Korean Won 765,000 thousand by Korea Technology Finance Corporation.
(*2)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*3)	The Group is provided a joint guarantee of Korean Won 275,520 thousand by the CEO of the Group. Also, the Group provides intellectual property (IP) rights as collateral for the borrowing.
(*4)	The Group is provided a guarantee of Korean Won 765,000 thousand by Korea Technology Finance Corporation.

The Group has entered into an option contract giving its owner the right to buy the common shares of Play F&B owned by non-controlling shareholders of Play F&B on November 30, 2020. Details of the option rights obtained by the investors are as follows:

-	Call option

-	Put option

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

-	Right of first refusal

-	Drag-Along Right

-	Tag-Along Right

	Call Option	Put Option
Exercise right holder	Play Company, CEO of Play Company	Non-controlling shareholders of Play F&B
Exercise right obligor	Non-controlling shareholders of Play F&B	Play Company, CEO of Play Company
Object of exercise	Common shares	Common shares
Exercise period	From the completion of closing date of Play F&B for the year ended December 31, 2022 to June 30, 2023	From the completion of closing date of Play F&B for the year ended December 31, 2022 to June 30, 2023
Exercise price (Per share)	The greater of price of Korean Won 1,300 thousand per share or average annual EBITDA for 3 years (FY2020 – 2022) multiplied by 7 per shares issued	The greater of price of Korean Won 1,300 thousand per share or average annual EBITDA for 3 years (FY2020 – 2022) multiplied by 7 per shares issued

Financial liabilities of Korean Won 1,229,050 thousand, which had been recognized as derivative of Korean Won 598,644 thousand as of January 1, 2021, were recognized as of December 31, 2021 according to option contract. It was eliminated as the Group purchased the shares during the year ended December 31, 2022.

Description	Exercise right holder	Exercise right obligator	Exercise condition	Rights
Right of first refusal	Play Company, CEO of Play Company	Existing shareholders of Play F&B	In the case of Play Company and CEO agree existing shareholder’s transfer of their shares to third party	Play Company may purchase the shares held by existing shareholders if shareholder intends to transfer with using preferential purchase rights.
Drag-Along Right	Play Company, CEO of Play Company	Existing shareholders of Play F&B	In the case of transferring the shares held by Play Company or CEO	Play Company and CEO may request the existing shareholders to sell their shares on the same exercise condition.
Tag-Along Right	Existing shareholders of Play F&B	Play Company, CEO of Play Company	In the case of transferring the shares held by Play Company and CEO and not exercising Drag-Along right to existing shareholders	Existing shareholder may request Play Company and CEO to sell its shares on the same exercise condition.

B.	Guarantees by individuals

Details of guarantees provided by individuals other than related parties as of December 31, 2022 are as follows:

Guaranteed by	Details of guarantee	Guarantee limit
		(In thousands of Korean won)
Seoul Guarantee Insurance Company	Performance guarantee, etc.	₩	844,512
Korea credit guarantee fund	Loan guarantee		900,000
Total		₩	1,744,512

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Details of guarantees provided by individuals other than related parties as of December 31, 2021 are as follows:

Guaranteed by	Details of guarantee	Guarantee limit
		(In thousands of Korean won)
Seoul Guarantee Insurance Company	Performance guarantee, etc.	₩	746,482
Korea Technology Finance Corporation	Loan guarantee		1,530,000
Korea credit guarantee fund	Loan guarantee		900,000
Total		₩	3,176,482

Details of guarantees provided by individuals other than related parties as of January 1, 2021 are as follows:

Guaranteed by	Details of guarantee	Guarantee limit
		(In thousands of Korean won)
Seoul Guarantee Insurance Company	Performance guarantee, etc.	₩	61,648
Korea Technology Finance Corporation	Loan guarantee		1,530,000
Total		₩	1,591,648

C.	List of assets provided as collateral

List of assets that the Group provided as collateral as of December 31, 2022, 2021 and January 1, 2021 are as follows:

	Counterparty receiving the collateral	usage restrictions	December 31, 2022		December 31, 2021	January 1, 2021
			(In thousands of Korean won)
Short-term financial instruments	Industrial Bank of Korea	provided as collateral for employee loans(*1)	₩	3,900,000	3,900,000	3,800,000
Machinery	Industrial Bank of Korea	provided as collateral for short-term borrowing(*2)		145,429	168,392	-

(*1)	The Group provided a joint guarantee of Korean Won 4,178,900 thousand as of December 31, 2022. (December 31, 2021: Korean Won 4,178,900 thousand, January 1, 2021: Korean Won 4,053,500 thousand)
(*2)	As of December 31, 2022, Industrial Bank of Korea has established a pledge of Korean Won 180,000 thousand on the insurance coverage amount for property damage provided by Hyundai Marine & Fire Insurance Company.
(*3)	The Group provides intellectual property (IP) rights as collateral for the borrowing.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

33. Statement of Cash flows

Adjustments for income and expenses from operating activities for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Depreciation	₩	2,082,277	1,020,746
Amortization		352,996	209,645
Impairment loss		15,583	1,581,083
Bad debt expenses		696,977	-
Reversal of bad debt expenses		-	(4,881)
Other Bad debt expenses		8,000	8,000
Losses on valuation of short-term financial instruments		421	286
Losses on valuation of long-term financial instruments		5,263	2,032
Losses on valuation of long-term investment securities		118,607	40,106
Losses on disposal of long-term investment securities		4,090	170
Gains on disposal of long-term investment securities		(5,878)	(59,291)
Gains on valuation of long-term financial instruments		(6,514)	(4,761)
Gains on valuation of long-term investment securities		(2,638)	(1,678)
Gains on valuation of derivative liabilities		-	(399,096)
Inventory valuation loss		1,143,098	259,170
Losses on foreign currency translation		149,586	190,392
Gains on foreign currency translation		(154,896)	(6,705)
Losses on disposal of property, plant and equipment		-	14,557
Gains relating to investments in associates		-	(26,771)
Interest expenses		810,047	326,852
Interest income		(520,526)	(194,083)
Dividend income		(700)	(300)
Miscellaneous expenses		8,649	-
Losses on disposal of Investments in affiliates		-	709,479
Miscellaneous income		(6,028)	-
Share-based payments expenses		152,795	74,782
Severance Benefits		569,203	284,305
Tax expenses		2,687,108	2,642,591
Total	₩	8,107,520	6,666,630

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Changes in assets and liabilities from operating activities for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Other current non-financial liabilities	₩	9,264	(63,259)
Other current assets		257,134	60,615
Accounts receivable — trade, net		9,010,819	(9,059,577)
Accounts receivable — other, net		(303,462)	33,585
Trade and other payables		4,579,752	14,244,323
Inventories, net		(2,698,635)	(16,160)
Defined benefit liabilities		(293,592)	(2,244,268)
Value added tax receivables		727,480	(323,608)
Total	₩	11,288,760	2,631,651

Significant non-cash transactions for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Increase in restoration provisions	₩	350,837	77,987
Transfer of construction in progress		2,613,766	354,600
Reclassification of long-term borrowings		24,960	24,960
Increase in Lease liabilities		9,301,914	3,251,005

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

The movements of liabilities to cash flows arising from financing activities for the years ended December 31, 2022 and 2021 are as follows:

	Short-term borrowings		Current portion of long-term borrowings	Long-term borrowings	Current lease liabilities	Non-current lease liabilities	Total
	(In thousands of Korean won)
Balance at 1 January 2021	₩	2,500,000	-	-	98,025	105,164	2,703,189
Changes from financing cash flows
Proceeds from borrowings		1,000,000	-	100,000	-	-	1,100,000
Repayment of borrowings		(2,000,000)	-	(6,400)	-	-	(2,006,400)
Payment of lease liabilities		-	-	-	(545,111)	-	(545,111)
Reclassification(*)		-	24,960	(24,960)	652,560	(679,426)	(26,866)
Total	₩	(1,000,000)	24,960	68,640	107,449	(679,426)	(1,478,377)
Other changes
Changes in scope of consolidation		1,000,000	-	-	632,311	5,686,106	7,318,417
New leases		-	-	-	-	3,251,004	3,251,004
Interest expense		-	-	-	214,142	-	214,142
Interest paid		-	-	-	(214,142)	-	(214,142)
Total	₩	1,000,000	-	-	632,311	8,937,110	10,569,421
Balance at 31 December 2021	₩	2,500,000	24,960	68,640	837,785	8,362,848	11,794,233
Balance at 1 January 2022	₩	2,500,000	24,960	68,640	837,785	8,362,848	11,794,233
Changes from financing cash flows
Repayment of borrowings		-	(24,960)	-	-	-	(24,960)
Payment of lease liabilities		-	-	-	(1,088,224)	-	(1,088,224)
Reclassification(*)		-	24,960	(24,960)	1,880,677	(1,891,508)	(10,831)
Total	₩	-	-	(24,960)	792,453	(1,891,508)	(1,124,015)
Other changes
New leases		-	-	-	-	9,301,914	9,301,914
Interest expense		-	-	-	704,560	-	704,560
Interest paid		-	-	-	(704,560)	-	(704,560)
Total	₩	-	-	-	-	9,301,914	9,301,914
Balance at 31 December 2022	₩	2,500,000	24,960	43,680	1,630,238	15,773,254	19,972,132

(*)	The amount resulted from offsetting lease liabilities against other deposit receivables due to exercised purchase option. (2021: Korean Won 26,886 thousand, 2022: 10,831 thousand)

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

	2022		2021
	(In thousands of Korean won)
Cash flows from other financing activities
Cash in-flow from transaction with non-controlling shareholders	₩	-	50,600
Transaction with non-controlling interests		(650,000)	(650,000)

34. Related parties

A.	List of related parties

List of related parties as of December 31, 2022 and 2021 are as follows:

Relationship	Company
Other related parties	FF Company Co., Ltd. (“FF Company”)
Other related parties	OURcoffee gangnamjum Co.,Ltd. (“OURcoffee Gangnamjum”)
Other related parties	SecondPlan Co.,Ltd. (“SecondPlan”)
Other related parties	ThirdPlan Co., Ltd. (“ThirdPlan”)
Other related parties	PLAYVERSE Co., Ltd. (“PLAYVERSE”)
Other related parties	Studio Cuat. Co., Ltd. (“Studio Cuat”)

B.	Transactions with related parties

Details of transaction with related parties for the years ended December 31, 2022 and 2021 are as follows:

		2022				2021
Related party	Name of entity	Revenue		Interest income	Purchases	Revenue	Interest income	Purchases
		(In thousands of Korean won)
Associate	Play F&B(*)	₩	-	-	-	33,681	-	-
Other related parties	FF Company		4,167,544	-	-	4,155,902	-	-
Other related parties	OURcoffee Gangnamjum		8,529	-	-	158,413	-	-
Other related parties	SecondPlan		-	-	-	-	-	-
Other related parties	ThirdPlan		-	-	-	-	-	-
Other related parties	PLAYVERSE		-	-	28,000	-	-	21,000
Other related parties	Studio Cuat		-	-	611,991	-	-	-
Key management personnel	Cho Hyeong Seok		-	179,749	-	-	66,727	-
Key management personnel	Jeong Bo Ram		-	36,239	-	-	7,654	-
Total		₩	4,176,073	215,988	639,991	4,347,996	74,381	21,000

(*)	The amount represents transactions before the reclassification from an associate to a subsidiary due to the additional acquisition of control for the year ended December 31, 2021.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

C.	Account balances with related parties

The balances of receivables and payables to related parties as of December 31, 2022, 2021 and January 1, 2021 are as follows:

		December 31, 2022				December 31, 2021		January 1, 2021
		(In thousands of Korean won)
Related party	Name of entity	Receivables		Loans	Payables	Receivables	Loans	Receivables	Loans	Payables
Other related parties	FF Company	₩	1,253,562	-	-	1,104,451	-	-	-	50,709
Other related parties	OURcoffee Gangnamjum		-	-	-	48,135	-	-	-	-
Other related parties	SecondPlan		10,633	-	-	-	-	-	-	-
Other related parties	Studio Cuat		247,500	-	237,858	-	-	-	-	-
Key management personnel	Cho Hyeong Seok		329,678	4,346,244	-	149,929	3,826,194	83,203	926,194	-
Key management personnel	Jeong Bo Ram		43,893	2,250,966	-	7,654	1,624,621	-	-	-
Total		₩	1,885,266	6,597,210	237,858	1,310,169	5,450,815	83,203	926,194	50,709

D.	Financial transactions with related parties

Details of significant financial transactions with related parties for the years ended December 31, 2022 and 2021 are as follows:

		2022		2021
Related party	Company	Loans		Loans
		(In thousands of Korean won)
Associate	Play F&B(*)	₩	-	700,000
Key management personnel	Cho Hyeong Seok		520,050	2,900,000
Key management personnel	Jeong Bo Ram		700,000	2,205,000
Total		₩	1,220,050	5,805,000

(*)	The amount represents transactions before the reclassification from an associate to a subsidiary due to the additional acquisition of control for the year ended December 31, 2021.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

E.	Commitments with related parties

Commitments the Group has entered into with related parties as of December 31, 2022 are as follows:

Related party	Financial institutions	Categories	Credit limit		Borrowings amount
			(In thousands of Korean won)
Key management personnel	Industrial Bank of Korea	Revolving credit(*1)	₩	2,000,000	-
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*2)		500,000	500,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*3)		1,000,000	1,000,000
Key management personnel	Shinhan Bank	Revolving credit(*4)		500,000	-
Total			₩	4,000,000	1,500,000

(*1)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*2)	The Group is provided a joint guarantee of Korean Won 321,270 thousand by the CEO of the Group.
(*3)	The Group is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Group.
(*4)	The Group is provided a joint guarantee of Korean Won 600,000 thousand by the CEO of the Group.

Commitments the Group has entered into with related parties as of December 31, 2021 are as follows:

Related party	Financial institutions	Categories	Credit limit		Borrowings amount
			(In thousands of Korean won)
Key management personnel	Industrial Bank of Korea	Revolving credit(*1)	₩	2,000,000	-
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*2)		500,000	500,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*3)		1,000,000	1,000,000
Total			₩	3,500,000	1,500,000

(*1)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*2)	The Group is provided a joint guarantee of Korean Won 321,270 thousand by the CEO of the Group.
(*3)	The Group is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Group.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Commitments the Group has entered into with related parties as of January 1, 2021 are as follows:

Related party	Financial institutions	Categories	Credit limit		Borrowings amount
			(In thousands of Korean won)
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*1)	₩	2,000,000	2,000,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*2)		500,000	500,000
Total			₩	2,500,000	2,500,000

(*1)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*2)	The Group is provided a joint guarantee of Korean Won 275,520 thousand by the CEO of the Group.

Details of the collateral the Group provides for the related parties as of December 31, 2022, 2021 and January 1, 2021 are as follows:

Related Party	Financial institutions	Collateral	December 31, 2022		December 31, 2021	January 1, 2021
			(In thousands of Korean won)
Cho Hyeong Seok	Industrial Bank of Korea	Short-term financial instruments	₩	3,530,000	3,530,000	3,535,000

F.	Key management personnel compensation

The compensation for the key management personnel for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In thousands of Korean won)
Short-term employee benefits	₩	1,516,788	1,880,250
Post-employment benefits(*)		91,773	(5,477)
Share-based payments		114,596	56,086
Total	₩	1,723,157	1,930,859

(*)	Due to the change in the post-employment benefit plan from defined benefit plans to defined contribution plan, a gain on settlement was recognized, resulting in the reversal of retirement benefits for the year ended December 31, 2021.

Compensation of the Group’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan and defined contribution plan.

Executive officers also participate in the Group’s share option plan.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

35. Explanation of Transition to IFRSs

As stated in Note 2, the Group’s first financial statements are prepared in accordance with IFRSs as the Group adopted IFRSs in 2022.

The accounting policies set out in Note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2021 and in the preparation of an opening IFRS statement of financial position at January 1, 2021, the transition date.

In preparing its opening statement of financial position prepared in accordance with IFRSs, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous K-GAAP to IFRSs has affected the Group’s consolidated financial statements is set out in the following tables and the notes that accompany the tables.

A.	Previous K-GAAP to IFRS

i.	Summary of the effects of the adoption of IFRSs on the Group’s financial position and the results of its operation

The effects of the adoption of IFRSs on the Group’s financial position as of January 1, 2021, the transition date to IFRSs, are as follows:

	Total assets		Total liabilities	Total equity
	(In thousands of Korean won)
K-GAAP	₩	35,888,267	17,476,550	18,411,717
Previous K-GAAP error correction for:
Fair value measurement(*1)		(408,636)	-	(408,636)
Cut-off error(*2)		957,786	265,893	691,893
Recognition of uncertain tax position(*3)		211,132	504,483	(293,351)
Other(*4)		(14,782)	12,879	(27,661)
Total Error Correction		745,500	783,255	(37,755)
IFRS Adjustment for:			-	-
Employee benefits(*5)		-	976,434	(976,434)
Leases(*6)		96,134	122,799	(26,665)
Recognition of expected credit losses(*7)		(77,865)	-	(77,865)
Recognition of deferred tax assets (liabilities)(*8)		352,667	-	352,667
Derivatives liabilities and investments in associate(*8)		682,255	598,644	83,611
Total IFRS adjustment		1,053,191	1,697,877	(644,686)
IFRS	₩	37,686,958	19,957,682	17,729,276

(*1)	Error correction adjustments were presented for recognition of present value of long-term loans which should have been measured at amortized cost using the effective interest rate, recognition of allowance for borrowings which have identified for an impairment, and recognition of financial instruments and expenses separately for guaranteed insurances.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

(*2)	Error correction adjustments were presented for costs incorrectly recognized as expenses in 2021 that should have been expensed in 2020 and costs recognized as cost of goods sold that should have been recognized as inventory in 2020.
(*3)	Error correction adjustments were presented for recognition of additional current tax liabilities under IFRS for tax adjustments where it is probable that additional taxes will be payable following a taxation review.
(*4)	Error correction adjustments were presented for difference in depreciation method applied to property, plant and equipment under IFRSs and current K-GAAP, incorrect unrecognition of accrued interests for loans.
(*5)	IFRS adjustment was presented for recognition of employee benefits using actuarial assumptions under IFRSs.
(*6)	IFRS adjustment was presented for measurement of Right-of-Use assets and lease liabilities under IFRS 16.
(*7)	IFRS adjustment was presented for measurement of loss allowance using lifetime expected credit losses under IFRS 9.
(*8)	IFRS adjustment was presented for recognition of deferred tax assets (liabilities) and derivatives, which have had exempted under K-GAAP 31.

The effects of the adoption of IFRSs on the Group’s financial position as of December 31, 2021, the transition date to IFRSs, are as follows:

	Total assets		Total liabilities	Total equity
	(In thousands of Korean won)
K-GAAP	₩	61,499,146	33,931,111	27,568,035
Previous K-GAAP error correction for:
Business combination(*1)		2,566,551	-	2,566,551
Impairment(*2)		(594,524)	-	(594,524)
Fair value measurement(*3)		(591,104)	-	(591,104)
Cut-off error(*4)		823,869	125,911	697,958
Recognition of uncertain tax position(*5)		179,330	767,600	(588,270)
Other(*6)		874,092	20,472	853,620
Total Error Correction		3,258,214	913,983	2,344,231
IFRS Adjustment for:
Employee benefits(*7)		-	321,259	(321,259)
Leases(*8)		7,431,421	9,363,662	(1,932,241)
Recognition of expected credit losses(*9)		(54,097)	-	(54,097)
Recognition of deferred tax assets (liabilities)(*10)		80,913	1,150,787	(1,069,874)
Share-based payments(*10)		-	74,782	(74,782)
Goodwill(*11)		727,610	-	727,610
Recognition of financial liabilities for the obligation to purchase its own shares(*12)		-	1,229,050	(1,229,050)
Total IFRS adjustment		8,185,847	12,139,540	(3,953,693)
IFRS	₩	72,943,207	46,984,634	25,958,573

(*1)	Error correction adjustments were presented for difference of goodwill and intangible asset related to the Brand and amortization expenses.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

(*2)	Error correction adjustments were presented for recognition of CGU impairment and recognition of allowance for borrowings which have identified for an impairment.
(*3)	Error correction adjustments were presented for recognition of present value of long-term loans which should have been measured at amortized cost using the effective interest rate and recognition of financial instruments and expenses separately for guaranteed insurances.
(*4)	Error correction adjustments were presented for costs incorrectly recognized as expenses in 2022 that should have been expensed in 2021 and costs recognized as cost of goods sold that should have been recognized as inventory in 2021.
(*5)	Error correction adjustments were presented for recognition of additional current tax liabilities under IFRS for tax adjustments where it is probable that additional taxes will be payable following a taxation review.
(*6)	Error correction adjustments were presented for difference in depreciation method applied to property, plant and equipment under IFRSs and current K-GAAP, incorrectly unrecognition of accrued interests for borrowings.
(*7)	IFRS adjustment was presented for recognition of employee benefits using actuarial assumptions under IFRSs.
(*8)	IFRS adjustment was presented for measurement of Right-of-Use assets and lease liabilities under IFRS 16.
(*9)	IFRS adjustment was presented for measurement of loss allowance using lifetime expected credit losses under IFRS 9.
(*10)	IFRS adjustment was presented for recognition of deferred tax assets (liabilities) and share-based payments, which have had exempted under K-GAAP 31.
(*11)	IFRS adjustment was presented for difference in allowing depreciation on goodwill under IFRSs and K-GAAP.
(*12)	IFRS adjustment was presented for difference in recognizing financial liabilities for the obligation to purchase its own shares under IFRSs and K-GAAP.

The effects of the adoption of IFRSs on the Group’s result of operations for the year ended December 31, 2021 are as follows:

	Net income		Total comprehensive income
	(In thousands of Korean won)
K-GAAP(*1)	₩	7,197,875	7,197,875
Previous K-GAAP error correction for:
Business combination(*1)		644,817	644,817
Impairment(*2)		(183,839)	(183,839)
Fair value measurement(*3)		(569,226)	(569,226)
Cut-off error(*4)		6,064	6,064
Uncertain Tax Position recognition(*5)		(158,293)	(158,293)
Other(*6)		298,366	298,819
Total Error Correction		37,889	38,342
IFRS Adjustment for:
Employee benefits(*7)		1,503,458	882,198
Leases(*8)		(1,303,835)	(1,303,835)
Recognition of expected credit losses(*9)		23,767	23,767
Recognition of deferred tax assets (liabilities)(*10)		(381,707)	(252,025)
Share-based payments(*10)		(74,782)	(74,782)
Goodwill(*11)		727,610	727,610
Recognition of financial liabilities for the obligation to purchase its own shares(*12)		(344,864)	(344,864)
Total IFRS adjustment		149,647	(341,931)
IFRS	₩	7,385,411	6,894,286

(*1)	Error correction adjustments were presented for difference of goodwill and intangible asset related to the Brand and amortization expenses.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

(*2)	Error correction adjustments were presented for recognition of CGU impairment and recognition of allowance for loans which have identified for an impairment.
(*3)	Error correction adjustments were presented for recognition of present value of long-term loans which should have been measured at amortized cost using the effective interest rate and recognition of financial instruments and expenses separately for guaranteed insurances.
(*4)	Error correction adjustments were presented for costs incorrectly recognized as expenses in 2022 that should have been expensed in 2021 and costs recognized as cost of goods sold that should have been recognized as inventory in 2021.
(*5)	Error correction adjustments were presented for recognition of additional current tax liabilities under IFRS for tax adjustments where it is probable that additional taxes will be payable following a taxation review.
(*6)	Error correction adjustments were presented for difference in depreciation method applied to property, plant and equipment under IFRSs and current K-GAAP, incorrectly unrecognition of accrued interests for borrowings.
(*7)	IFRS adjustment was presented for recognition of employee benefits using actuarial assumptions under IFRSs.
(*8)	IFRS adjustment was presented for measurement of Right-of-Use assets and lease liabilities under IFRS 16.
(*9)	IFRS adjustment was presented for measurement of loss allowance using lifetime expected credit losses under IFRS 9.
(*10)	IFRS adjustment was presented for recognition of deferred tax assets (liabilities) and share-based payments, which have had exempted under K-GAAP 31.
(*11)	IFRS adjustment was presented for difference in allowing depreciation on goodwill under IFRSs and K-GAAP.
(*12)	IFRS adjustment was presented for difference in recognizing financial liabilities for the obligation to purchase its own shares under IFRSs and K-GAAP.

36. Subsequent Events

On March 24, 2023, the Group entered into a contract to purchase 15.58% of the Parent Company’s issued shares for approximately Korean Won 27,128,262 thousand.

On March 31, 2023, the CEO, who is the dominant shareholder of the Group, entered into an equity interest exchange agreement with K Enter Holdings, for the purpose of listing on the NASDAQ through a merger with a SPAC company. The equity interest exchange agreement is effective upon the approval of the shareholders of K Enter Holdings and SPAC. Upon the approval, the CEO of the Group will exchange 83,418 shares with the equity interest of K Enter Holdings. Following the equity interest exchange transaction, the Parent Company is expected to be a subsidiary of K Enter Holdings.

On March 31, 2023, the CEO agreed to enter into a call option agreement prior to closing date of equity interest exchange agreement with K Enter Holdings, under which the CEO of the Group will be granted with an option to acquire the shares of Play F&B Co., Ltd held by the Group within three years from the closing date of equity interest exchange agreement. The exercise price for the call option is the book value of Play F&B Co., Ltd on the financial statements of the Group as of December 31, 2022 prepared in accordance with K-GAAP.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2023 and December 31, 2022

	Note	June 30, 2023		December 31, 2022
		(In thousands of Korean won)
Assets
Cash and cash equivalents	16	₩	7,223,395	30,581,556
Short-term financial instruments	13		411,705	3,918,460
Accounts receivable — trade, net			5,164,002	14,461,525
- Related parties	17		938,475	1,264,195
- Non-related parties			4,225,527	13,197,330
Short-term loans, net	12		733,000	5,182,254
- Related parties	17		-	4,346,244
- Non-related parties			733,000	836,010
Accounts receivable — other, net			114,302	731,734
- Related parties	17		-	621,071
- Non-related parties			114,302	110,663
Value added tax receivables			318,714	2,065,640
Other current assets			586,825	77,938
Inventories, net	9		517,128	3,355,857
Total current assets			15,069,071	60,374,964
Long-term financial instruments	13		293,695	279,932
Long-term loans, net	12		-	2,413,972
- Related parties	17		-	2,250,966
- Non-related parties			-	163,006
Long-term investment securities	13		585,309	536,234
Property, plant and equipment including right-of-use assets	14		20,346,841	20,629,505
Intangible assets other than goodwill	10		5,070,887	5,252,397
Goodwill	10		3,267,730	3,267,730
Other non-current financial assets			1,803,349	1,707,777
Other non-current non-financial assets			538,390	539,296
Deferred tax assets	8		910,262	885,517
Total non-current assets			32,816,463	35,512,360
Total assets		₩	47,885,534	95,887,324

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2023 and December 31, 2022

	Note	June 30, 2023		December 31, 2022
Liabilities
Trade and other payables		₩	7,734,558	33,481,452
- Related parties	17		3,156,178	237,858
- Non-related parties			4,578,380	33,243,594
Other current non-financial liabilities			335,527	370,676
Short-term borrowings	12		3,200,000	2,500,000
- Related parties	17		700,000	-
- Non-related parties			2,500,000	2,500,000
Current portion of long-term borrowings, net	12		24,960	24,960
Current lease liabilities	12,14		1,839,366	1,630,238
Current tax liabilities	8		3,053,029	3,243,217
Total current liabilities			16,187,440	41,250,543
Trade and other non-current payables			291,791	227,593
Long-term borrowings, excluding current portion, net	12		2,231,200	43,680
- Related parties			2,200,000	-
- Non-related parties			31,200	43,680
Defined benefit liabilities	7		943,454	928,148
Other non-current provisions			732,600	711,086
Non-current lease liabilities	12,14		15,232,757	15,773,254
Deferred tax liabilities	8		1,008,791	1,036,943
Total non-current liabilities			20,440,593	18,720,704
Total liabilities		₩	36,628,033	59,971,247
Equity
Share capital	11	₩	500,000	500,000
Other reserves	11		(27,796,189)	(667,927)
Retained earnings			38,291,226	35,363,622
Equity attributable to owners of the Parent Company			10,995,037	35,195,695
Non-controlling interest			262,464	720,382
Total equity			11,257,501	35,916,077
Total liabilities and equity		₩	47,885,534	95,887,324

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Six-month Periods Ended June 30, 2023 and 2022

	Note	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
		(In thousands of Korean won except per share data)
Revenues
Content revenue	3,4	₩	32,276,753	44,375,611
- Related parties	17		5,902,002	1,647,498
- Non-related parties			26,374,751	42,728,113
F&B revenue	3,4		8,963,370	7,425,205
- Related parties	17		251	8,529
- Non-related parties			8,963,119	7,416,676
Other revenue	3,4		272,144	333,504
Total revenues			41,512,267	52,134,320
Cost of revenues			(36,899,990)	(48,286,332)
Gross profit			4,612,277	3,847,988
Selling, general and administrative expenses			(1,849,137)	(3,077,507)
Other income			145,132	37,422
Other expenses			(6,110)	(28,461)
Operating profit			2,902,162	779,442
Finance income			1,418,336	630,331
- Related parties	17		744,668	162,654
- Non-related parties			673,668	467,677
Finance costs	12,14		(937,012)	(528,150)
- Related parties			(36,182)	-
- Non-related parties			(900,829)	(528,150)
Profit before income tax			3,383,486	881,623
Income tax expenses	8		(913,800)	(302,930)
Profit for the period		₩	2,469,686	578,693
Other comprehensive income
Items that will not be reclassified to income or loss:
Remeasurement of defined benefit liabilities	11		-	-
Total comprehensive income for the period		₩	2,469,686	578,693
Profit (loss) attributable to:
Owners of the Parent Company			2,927,604	758,910
Non‑controlling interest			(457,918)	(180,217)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company			2,927,604	758,910
Non-controlling interest			(457,918)	(180,217)
Earnings per share (in Korean won)
Basic earnings per share	5	₩	32,004	7,589
Diluted earnings per share	5		32,004	7,589

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six-month Periods Ended June 30, 2023 and 2022

		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus	Other components of equity	Retained earnings	Total	Non- controlling interest	Total equity
		(In thousands of Korean won)
Balance at January 1, 2022		₩	500,000	-	(988,645)	25,173,905	24,685,260	1,273,314	25,958,574
Total comprehensive income (loss) for the period
Profit for the period			-	-	-	758,910	758,910	(180,217)	578,693
Transaction with owners, recognized directly in equity
Additional acquisition of non-controlling interest in subsidiary			-	-	(1,004,886)	-	(1,004,886)	(295,114)	(1,300,000)
De-recognition of the obligation to purchase the Group’s own equity instruments			-	-	1,229,050	-	1,229,050	-	1,229,050
Balance at June 30, 2022			500,000	-	(764,481)	25,932,815	25,668,334	797,983	26,466,317

Balance at January 1, 2023			500,000	-	(667,927)	35,363,622	35,195,695	720,382	35,916,077
Total comprehensive income (loss) for the period
Profit (loss) for the period			-	-	-	2,927,604	2,927,604	(457,918)	2,469,686
Transaction with owners, recognized directly in equity
Treasury shares acquired	11		-	-	(27,128,262)	-	(27,128,262)	-	(27,128,262)
Balance at June 30, 2023		₩	500,000	-	(27,796,189)	38,291,226	10,995,037	262,464	11,257,501

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six-Month Periods Ended June 30, 2023 and 2022

	Note	2023		2022
		(In thousands of Korean won)
Cash flows from operating activities	16
Net income for the period		₩	2,469,686	578,693
Adjustments to reconcile net income to net cash provided by (used in) operating activities	16		(13,484,891)	13,679,908
Interest received			20,216	32,883
Interest paid			(489,030)	(302,963)
Income taxes paid			(1,156,886)	(1,441,394)
Dividend received			1,463	700
Net cash inflow (outflow) from operating activities			(12,639,442)	12,547,827
Cash flows from investing activities
Increase in short-term loans			(3,660,676)	(3,300,000)
- Related parties	17		(3,510,676)	(100,000)
- Non-related parties			(150,000)	(3,200,000)
Decrease in short-term loans			290,000	2,700,000
- Related parties			280,000	-
- Non-related parties			10,000	2,700,000
Increase in long-term loans			(1,000,000)	(300,000)
- Related parties	17		(1,000,000)	(300,000)
- Non-related parties			-	-
Increase in other financial assets			(141,104)	(564,898)
Decrease in other financial assets			3,505,154	12,115
Decrease in long-term financial instruments			-	63,138
Increase in long-term investment securities			-	(188,414)
Proceeds from disposal of property and equipment			3,365	-
Proceeds from receipt of lease incentives			-	704,760
Purchase of property and equipment			(595,018)	(1,131,564)
Purchase of intangible assets			-	(110,900)
Net cash outflow in investing activities			(1,598,279)	(2,115,763)
Cash flows from financing activities	16
Increase in short-term borrowings			-	-
Decrease in current portion of long-term borrowings			(12,480)	(12,480)
Transaction with non-controlling interests			-	(650,000)
Acquisition of Treasury shares			(8,677,100)	-
Repayment of lease liabilities			(780,107)	(522,201)
Net cash outflow in financing activities			(9,469,687)	(1,184,681)
Effect of exchange rate changes on cash and cash equivalents			349,247	(27,978)
Net increase (decrease) in cash and cash equivalents			(23,707,408)	9,247,383
Cash and cash equivalents at beginning of the period			30,581,556	11,103,484
Cash and cash equivalents at end of the period		₩	7,223,395	20,322,889

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

1. Reporting entity

The Parent Company

Play Company Co., Ltd. (“the Parent Company”) was incorporated in June 2012 and the Parent Company’s registered office is at Business Tower 20F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. These condensed consolidated interim financial statements comprise the Parent Company and its subsidiary (together referred to as the “Group”). The Group generates revenue primarily through the sale of the Group’s entertainment content and services, and food and beverage products as well as through the licensing of the Group’s intellectual property in food and beverage business. The Parent Company primarily engages in the provision of goods to its customers by offering made-to-order services to plan the projects, design merchandise, and deliver customized products to its customers, utilizing the intellectual property associated with K-pop artists. Play F&B Co., Ltd. (the “Subsidiary”) operates a retail bakery-cafe business and franchising business under the concept names ‘Our Bakery’. As of June 30, 2023, retail operations consist of 17 Company-owned bakery-cafes and 8 franchise-operated bakery-cafes located in South Korea and China.

The Parent Company’s major shareholders and their respective percentage of ownership as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022
	Number of shares (in shares)	Percentage of ownership (%)	Number of shares (in shares)	Percentage of ownership (%)
Cho, Hyeong Seok	83,418	83.4%	100,000	100.0%
Solaire Partners Co., LLC	1,000	1.0%	-	-
Subtotal (outstanding)	84,418	84.4%	-	-
Plus: Treasury shares	15,582	15.6%	-	-
Total (issued)	100,000	100.0%	100,000	100.0%

Consolidated Subsidiary

Details of the consolidated subsidiary as of June 30, 2023 and December 31, 2022 are as follows:

		Percentage of ownership (%)
Subsidiary	Location	June 30, 2023	December 31, 2022	Fiscal year end	Main business
Play F&B	Korea	67.1	67.1	December	Sale of food and beverages

Condensed financial information of subsidiary

Condensed financial information of subsidiary as of and for the six-month periods ended June 30, 2023 and 2022 are as follows:

	June 30, 2023
	(In thousands of Korean Won)
Subsidiary	Total assets (*1)	Total liabilities (*1)	Revenues (*1)	Profit for the period (*1)
Play F&B	20,727,052	23,741,610	9,235,514	(1,286,621)

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

	June 30, 2022
	(In thousands of Korean Won)
Subsidiary	Total assets (*1)	Total liabilities (*1)	Revenues (*1)	Profit for the period (*1)
Play F&B	15,905,973	17,448,309	7,758,709	(443,227)

(*1)	The condensed financial information was prepared based on amounts before eliminating intergroup transactions.

2. Basis of Presentation and Significant Accounting Policies

A.	Basis of Presentation

These interim financial statements for the six months ended June 30, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) 1034 Interim Financial Reporting as issued by International Accounting Standard Board (“IASB”), and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2022 (“last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

B.	Significant Accounting Policies

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the last annual financial statements for the year ended December 31, 2022, except for the changes as described below.

Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

i.	New and amended standards or interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

IAS 1 Presentation of Financial Statements - Disclosure of Accounting Policies

The amendments to IAS 1 define and require entities to disclose their material accounting policies. The amendments do not have a significant impact on the financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments do not have a significant impact on the financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

IAS 12 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments do not have a significant impact on the financial statements.

New Standard: IFRS 17 Insurance Contract

IFRS 17 Insurance Contracts replaces IFRS 4 Insurance Contracts. This Standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual period. In addition, investment components (Refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. This standard does not have a significant impact on the financial statements.

ii.	New and amended standards or interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published that are not mandatory for June 30, 2023 reporting periods and have not been early adopted by the Group.

Amendments to IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

Amendments to IFRS 1007 Statement of Cash Flows, IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangement

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

Amendments to IFRS 1116 Leases - Lease liability in a sale and leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items, which are measured on an alternative basis on each reporting date.

Items	Measurement bases
Defined benefit liabilities	Fair value
Financial instruments measured at FVTPL	Fair value

3. Operating segments

A.	Basis for segmentation

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise.

The Group assesses the performance of each operating segment based on operating profit, and there is no difference with the amounts reported on the consolidated statement of profit or loss, except for intergroup transactions.

The following summary describes the operations of each reportable segment.

Operating segments	Operations
Content	Sale and distribution of content consumer products and providing production services
Food and beverages	Sale of food and beverages products and licensing of the intellectual property

The Group’s chief executive officer reviews the internal management reports of each business unit at least quarterly.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment operating profit is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

The segment information for the six-month periods ended June 30, 2023 and 2022 is as follows:

	Six-month period ended June 30, 2023
	Content		F&B	Total
	(In thousands of Korean won)
Segment revenue	₩	32,276,753	9,235,514	41,512,267
Elimination of intersegment revenue		-	-	-
Consolidated net revenue		32,276,753	9,235,514	41,512,267
Depreciation/Amortization		373,616	1,243,162	1,616,778
Segment operating profit		3,779,125	(876,963)	2,902,162

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

	Six-month period ended June 30, 2022
	Content		F&B	Total
	(In thousands of Korean won)
Segment revenue	₩	44,375,611	7,758,709	52,134,320
Elimination of intersegment revenue		-	-	-
Consolidated net revenue		44,375,611	7,758,709	52,134,320
Depreciation/Amortization		360,186	719,304	1,079,490
Segment operating profit		1,099,409	(319,967)	779,442

C.	Geographic information

Content segment and food and beverages segments are managed on a worldwide basis, but operate manufacturing facilities and sales offices primarily in Seoul, South Korea. The geographic information analyses the Group’s revenue by the customer’s country of domicile. In presenting the geographic information, segment revenue and non-current assets have been based on the geographic location of customers.

Summary of the Group’s operation by region based on the location of customers for the six-month periods ended June 30, 2023 and 2022 is as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Korea	₩	32,205,661	30,117,740
USA		368,059	1,712,787
Japan		8,927,495	19,922,161
Other		11,052	381,632
Total	₩	41,512,267	52,134,320

Summary of the Group’s non-current assets based on the location as of June 30, 2023 and December 31, 2022 is as follows:

	June 30, 2023		December 31, 2022
	(In thousands of Korean won)
Korea	₩	31,027,196	31,396,705

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

D.	Major customer

Revenues from major customers that amount to 10% or more of the Group’s revenue for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Customer A (Content segment)
Revenue	₩	12,120,036	18,160,264
%		29.20%	34.83%
Customer B (Content segment)
Revenue	₩	8,554,371	19,375,749
%		20.61%	37.17%
Customer C (Content segment)
Revenue	₩	5,902,002	1,647,498
%		14.22%	3.16%
Total	₩	26,576,409	39,183,511

4. Revenue

A.	Revenue streams

The Group generates revenue primarily through the sale of the Group’s entertainment content and production services, and food and beverage products. Other sources of revenue include the franchise royalty fees from licensing of the Group’s intellectual property in food and beverage business.

Revenue from contracts with customers for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Revenue from contracts with customers	₩	41,512,267	52,134,320

B.	Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 3).

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

Revenue from contracts with customers based on the service contract type, the timing of satisfaction of performance obligations, and by primary geographical market for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Major products/service lines
Content goods and merchandises
Video Project & Merchandise Items	₩	30,725,982	44,078,792
Others		1,550,771	296,819
Subtotal	₩	32,276,753	44,375,611
F&B
Food and beverages	₩	8,963,370	7,425,205
Franchise royalties and fees		272,144	333,504
Subtotal	₩	9,235,514	7,758,709
Total	₩	41,512,267	52,134,320
Timing of revenue recognition
At a point in time	₩	41,240,123	51,800,816
Over time		272,144	333,504
Total	₩	41,512,267	52,134,320

5. Earnings per share

A.	Basic earnings per share

The calculation of basic EPS has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

i.	Profit attributable to ordinary shareholders (basic)

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean Won)
Profit for the period, attribute to the owners of Parent Company	₩	2,927,604	758,910
Dividends on non-redeemable preference shares		-	-
Profit attributable to ordinary shareholders	₩	2,927,604	758,910

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

ii.	Weighted-average number of ordinary shares (basic)

	Six-month period ended June 30, 2023	Six-month period ended June 30, 2022
	(In number of shares)
Number of ordinary shares issued at January 1	100,000	100,000
Effect of treasury shares held	(8,523)	-
Weighted-average number of ordinary shares for the six months ended June 30	91,477	100,000

B.	Anti-diluted earnings per share

Diluted earnings per share is not different from basic earnings per share as there is no dilution effects of potential ordinary shares for the six-month periods ended June 30, 2023 and 2022.

Details of potential ordinary shares with no dilution effects are as follows:

	Six-month period ended June 30, 2023 (*)		Six-month period ended June 30, 2022
	(In Korean won and number of shares)
Exercise price	₩	-	560,000
Potential ordinary share		-	3,000

(*)	Potential share option plans with no dilution effects were cancelled during the year ended December 31, 2022.

C.	Earnings per share

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In Korean Won)
Basic earnings per share	₩	32,004	7,589

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

6. Share-based payment arrangements

A.	Description of share-based payment arrangements

As of June 30, 2023, the Group had the following share-based payment arrangements.

i.	Share option plan (Tandem awards)

On December 31, 2021, the Parent Company established tandem award share option plan that entitle employees to a cash payment or shares of the Parent Company. Under these plan, holders of vested options are entitled to a cash payment or purchase shares at the exercise price. Currently, these plans are limited to employees. The share option plans granted to the employees were cancelled during the year ended December 31, 2022.

ii.	Share option plan (cash-settled)

On June 30, 2021, the Subsidiary granted 400 share options entitling employees to a cash payment after satisfying 2 vesting conditions below. The amount of the cash payment is determined based on the difference between the share price of the Group at the time of exercise and exercise price.

The key terms and conditions related to the grants under these plans are as follows:

Grant date / employees entitled	Number of instruments	Vesting conditions	Contractual life of options	Type	Underlying assets
Options granted to employees
As of June 30, 2021	400	2 years’ service from grant date and the Play F&B’s annual average Adjusted EBITDA (*1) equals or exceeds Korean Won 1,375,000 thousand at the date of exercise	7 years	Cash-settled	Play F&B’s ordinary shares
As of December 31, 2021	3,000	2 years’ service from grant date	5 years	Tandem awards (Either of equity settled or cash settled)	Play Company’s ordinary shares
Total share options	3,400

(*1)	Adjusted EBITDA = Operating Income +Depreciation of PP&E +Amortization of Intangible Assets +Advertising & marketing expenses

B.	Measurement of fair values

i.	Tandem awards share-based payment arrangements

The fair value of the employee share options has been measured using a binomial model.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

The inputs used in the measurement of the fair values at grant date and measurement date of the equity-settled share-based payment plans are as follows:

Share option plan (Either of equity-settled or cash-settled)	June 30, 2022		December 31, 2021
	(In Korean Won)
Fair value of option	₩	1,195,246	1,084,744
Estimated fair value per underlying Share (Play Company)		1,608,181	1,503,580
Exercise price	₩	560,000	560,000
Risk- free interest rate (based on government bonds)		3.60%	2.00%
Volatility(*)		53.00%	52.40%

(*)	Volatility has been based on an evaluation of the historical volatility of other companies’ share price, which are listed in KOSDAQ, particularly over the historical period commensurate with prior one year.

ii.	Cash-settled share-based payment arrangement

The fair value of the employee share options has been measured using a binomial model.

The inputs used in the measurement of the fair values at grant date and measurement date of the cash-settled share-based payment arrangement are as follows:

Share appreciation rights (cash- settled)	June 30, 2023		December 31, 2022	June 30, 2022	December 31, 2021	June 30, 2021
	(In Korean Won)
Fair value of option	₩	633,665	756,517	542,649	741,723	597,034
Estimated fair value per underlying Share (Play F&B)		1,382,899	1,484,354	1,190,736	1,377,512	1,100,000
Exercise price	₩	1,100,000	1,100,000	1,100,000	1,100,000	1,100,000
Risk- free interest rate (based on government bonds)		3.70%	3.80%	3.70%	2.10%	2.00%
Volatility(*)		36.00%	37.50%	38.10%	45.30%	52.10%

(*)	Volatility has been based on an evaluation of the historical volatility of other companies’ share price, which are listed in KOSDAQ, particularly over the historical period commensurate with prior one year.

C.	Reconciliation of outstanding share options

The number and exercise prices of share options under the share option plan for the six-month periods ended June 30, 2023 and 2022 are as follows.

	Six-month period ended June 30, 2023			Six-month period ended June 30, 2022
Share option plan (Either of equity-settled or cash-settled)	Number of options	Exercise price		Number of options	Exercise price
(In Korean Won and number of options)
Outstanding at January 1	-	₩	-	3,000	₩	560,000
Cancelled during the year	-		-	-		-
Exercised during the year	-		-	-		-
Granted during the year	-		-	-		-
Outstanding at June 30	-		-	3,000		560,000
Exercisable at June 30	-	₩	-	-	₩	-

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

	Six-month period ended June 30, 2023			Six-month period ended June 30, 2022
Share option plan (cash-settled)	Number of options	Exercise price		Number of options	Exercise price
(In Korean Won and number of options)
Outstanding at January 1	400	₩	1,100,000	400	₩	1,100,000
Cancelled during the year	-		-	-		-
Exercised during the year	-		-	-		-
Granted during the year	-		-	-		-
Outstanding at June 30	400		1,100,000	400		1,100,000
Exercisable at June 30	-	₩	-	-	₩	-

Details of the liabilities arising from the share option plan (cash-settled) are as follows.

	As of June 30, 2023		As of December 31, 2022
	(In thousands of Korean won)
Total carrying amount of liabilities for share-based payment	₩	253,466	227,577
Total intrinsic value of liabilities for vested benefits		113,160	115,306

7. Employee benefits

Details of defined benefit liability recognized as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022
	(In thousands of Korean won)
Defined benefit liability	₩	943,454	928,148

The Group operates both the defined benefit plans and defined contribution plans as a retirement pension scheme. Defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market (investment) risk.

The expense recognized in relation to defined contribution plan for the six-month periods ended June 30, 2023 is Korean Won 21,541 thousand.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

A.	Movement in net defined benefit (asset) liability

Details of reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components as of June 30, 2023 and 2022 are as follows:

	Defined benefit obligation			Fair value of plan assets		Net defined Benefit liabilities
	June 30, 2023		June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(In thousands of Korean won)
Beginning Balance	₩	928,148	796,366	-	-	928,148	796,366
Included in profit or loss
Current service cost		303,459	296,060	-	-	303,459	296,060
Interest expense		23,207	9,449	-	-	23,207	9,449
Subtotal		326,666	305,509	-	-	326,666	305,509
Other
Benefits paid		(311,360)	(168,836)	-	-	(311,360)	(168,836)
Subtotal		(311,360)	(168,836)	-	-	(311,360)	(168,836)
Ending Balance	₩	943,454	933,039	-	-	943,454	933,039

B.	Plan assets

There are no contributions funded to its defined benefit plans as of June 30, 2023 and December 31, 2022.

C.	Employee benefit expenses

i.	Details of employee benefit expenses recognized for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Wages and salaries	₩	4,766,750	4,115,056
Expenses related to post-employment plans		348,207	405,706
Social security contributions		315,539	242,786
Fringe benefit		325,601	294,773
Tandem awards share-based payment arrangements		-	889,067
Cash settled Share-based payments		25,889	33,748
Total	₩	5,781,986	5,981,136

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

ii.	Expenses are recognized in the condensed consolidated statements of comprehensive income (loss) as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Cost of revenues	₩	4,676,317	3,862,398
Selling, general and administrative expenses		1,105,669	2,118,738
Total	₩	5,781,986	5,981,136

8. Income taxes

Details of income tax expenses for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Current tax expense
Current year	₩	971,478	1,279,954
Adjustments recognized related to prior period incomes(*)		(4,780)	67,671
	₩	966,698	1,347,625
Deferred tax expense
Origination and reversal of temporary differences		(52,898)	(1,044,696)
Tax expense on continuing operations	₩	913,800	302,929

(*)	In the normal course of business, the Group and its respective subsidiary are examined by taxation authority. Our management regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its liabilities for income taxes.

We establish additional current tax liabilities for income taxes when, despite the belief that tax positions are fully supportable, there remain positions that do not meet the minimum probability threshold, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. The impact of current tax liabilities for uncertain tax positions, as well as the related net interest and penalties, are included in income taxes in the consolidated statements of operations.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

9. Inventories

Details of inventories as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022
	(In thousands of Korean won)
Merchandise	₩	1,276,951	1,960,765
Work in process		429,952	2,871,440
Allowance for Inventories valuation		(1,189,775)	(1,476,348)
Total	₩	517,128	3,355,857

In 2023, inventories amounted to Korean Won 22,403,694 thousand (2022: Korean Won 23,803,901 thousand) were recognized as an expense during the year and included in ‘cost of sales’.

The Group recognizes the full provision for inventories with more than one year aging from the initiation of project according to the Company’s accounting policies. For inventories with less than one year aging from the initial production with an estimated recovery period exceeding one year, it is also recognized as a provision. Loss on valuation of inventories amounted to Korean Won 203,141 thousand (2022: Korean Won 99,447 thousand) and reversal of allowance for inventories valuation amounted to Korean Won 489,714 thousand (2022: Korean Won 183,823 thousand) were recognized during the six-month period ended June 30, 2023.

10. Intangible assets and goodwill

A.	Reconciliation of carrying amount

Details of intangible assets as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023
	(In thousands of Korean won)
	Book value		Accumulated amortization	Carrying amount
Software	₩	487,309	(243,172)	244,137
Brand		5,388,000	(561,250)	4,826,750
Goodwill		3,267,730	-	3,267,730
Total	₩	9,143,039	(804,422)	8,338,617

	December 31, 2022
	(In thousands of Korean won)
	Book value		Accumulated amortization	Carrying amount
Software	₩	487,309	(196,362)	290,947
Brand		5,388,000	(426,550)	4,961,450
Goodwill		3,267,730	-	3,267,730
Total	₩	9,143,039	(622,912)	8,520,127

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

Details of the changes in intangible assets for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023
	Software		Brand	Goodwill	Total
	(In thousands of Korean Won)
Beginning balance	₩	290,947	4,961,450	3,267,730	8,520,127
Acquisitions		-	-	-	-
Amortization		(46,810)	(134,700)	-	(181,510)
Ending balance	₩	244,137	4,826,750	3,267,730	8,338,617

	Six-month period ended June 30, 2022
	Software		Brand	Goodwill	Total
	(In thousands of Korean Won)
Beginning balance	₩	260,643	5,230,850	3,267,730	8,759,223
Acquisitions		110,900	-	-	110,900
Amortization		(35,064)	(134,700)	-	(169,764)
Ending balance	₩	336,479	5,096,150	3,267,730	8,700,359

B.	Amortization

The classification of amortization in the statements of comprehensive income for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Selling, general and administrative expenses	₩	181,510	169,764

11. Capital and reserves

A.	Share capital and share premium

Details of share capital and share premium as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022
	(In Korean won and number of shares)
Number of authorized shares		900,000	900,000
Value per share	₩	5,000	5,000
Number of shares issued		100,000	100,000
Common shares	₩	500,000,000	500,000,000

i.	Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Group.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

ii.	Treasury shares

On March 24, 2023, the Group acquired a 15.6% interest of the Parent Company’s issued shares for approximately Korean Won 27,128,262 thousand.

Details of treasury shares for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023			Six-month period ended June 30, 2022
	Numbers of shares		Carrying amount	Numbers of shares	Carrying amount
	(In Korean won and number of shares)
Beginning balance	₩	-	-	-	-
Acquisition		15,582	27,128,262	-	-
Ending balance	₩	15,582	27,128,262	-	-

B.	Other components of equity

	June 30, 2023		December 31, 2022
	(In thousands of Korean won)
Remeasurements of defined benefit liability	₩	78,373	78,373
Other capital surplus		(746,300)	(746,300)
Treasury shares		(27,128,262)	-
Other components of equity	₩	(27,796,189)	(667,927)

12. Borrowings/payable and Loans/receivable

Borrowings as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022
	(In thousands of Korean won)
Current Liabilities
Short-term borrowings	₩	3,200,000	2,500,000
Current portion of long-term borrowings, net		24,960	24,960
Current lease liabilities(*)		1,839,366	1,630,238
Total	₩	5,064,326	4,155,198
Non-Current liabilities
Long-term borrowings, excluding current portion, net	₩	2,231,200	43,680
Non-current lease liabilities(*)		15,232,757	15,773,254
Total	₩	17,463,957	15,816,934

(*)	The interest rate related to lease liabilities reflects the incremental borrowing rate based on the Group’s credit. The amount of interest expense related to lease liabilities incurred during the six-month period ended June 30, 2023 is Korean Won 529,400 thousand (June 30, 2022: Korean Won 295,754 thousand). Additionally, the amount low-value assets lease payments not included in the measurement of lease liabilities during the six-month period ended June 30, 2023 are Korean Won 6,902 thousand (June 30, 2022: Korean Won 5,539 thousand).

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

A.	Terms and repayment schedule

The terms and conditions of outstanding borrowings as of June 30, 2023 and December 31, 2022 are as follows:

				June 30, 2023		December 31, 2022
				(In thousands of Korean won)
	Currency	Nominal interest rate	Maturity	Face value	Carrying amount	Face value	Carrying amount
Secured borrowings(*1)	KRW	KORIBOR +1.692%	20-Dec-23	500,000	500,000	500,000	500,000
Secured borrowings(*2)	KRW	5.923%	28-Feb-24	1,000,000	1,000,000	1,000,000	1,000,000
Secured borrowings(*3)	KRW	5.9086%	28-Jun-24	1,000,000	1,000,000	1,000,000	1,000,000
Secured borrowings(*4)	KRW	KORIBOR +2.388%	16-Sep-25	100,000	56,160	100,000	68,640
Unsecured borrowings	KRW	4.60%	31-Dec-23	700,000	700,000	-	-
Unsecured borrowings	KRW	4.60%	31-Dec-25	2,200,000	2,200,000	-	-
Total interest-bearing liabilities				5,500,000	5,456,160	2,600,000	2,568,640

(*1)	As of June 30, 2023, the Group is provided a guarantee of Korean Won 321,270 thousand (2022: Korean Won 321,270 thousand) by the CEO of the Group. The Group provided the intellectual property(IP) rights as collateral.
(*2)	As of June 30, 2023, the Group is provided a guarantee of Korean Won 1,200,000 thousand (2022: Korean Won 1,200,000 thousand) from the CEO of the Group.
(*3)	As of June 30, 2023, the Group is provided a guarantee of Korean Won 900,000 thousand (2022: Korean Won 900,000 thousand) by Korea Credit Guarantee Fund.
(*4)	As of June 30, 2023, the Group provides machines with a carrying amount of Korean Won 133,948 thousand (2022: Korean Won 145,429 thousand) as collaterals for the secured borrowings with equal amortization repayment condition.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

B.	Terms and collection schedule

The terms and conditions of outstanding loans as of June 30, 2023 and December 31, 2022 are as follows:

				June 30, 2023		December 31, 2022
				(In thousands of Korean won)
	Currency	Nominal interest rate	Maturity	Face value	Carrying amount	Face value	Carrying amount
Cho Hyung Seok(*1)	KRW	4.60%	31-Dec-20	-	-	926,194	926,194
Cho Hyung Seok(*2)	KRW	4.60%	31-Oct-22	-	-	2,900,000	2,900,000
Cho Hyung Seok(*2)	KRW	4.60%	31-Dec-22	-	-	340,050	340,050
Cho Hyung Seok(*1)	KRW	4.60%	31-Mar-23	-	-	180,000	180,000
Cho Mi Kyung(*3)	KRW	2.00%	31-Aug-25	-	-	400,000	-
Bonanza Pictures(*1)	KRW	4.60%	31-Mar-21	30,000	30,000	40,000	40,000
Coam payments(*4)	KRW	12.00%	31-May-22	500,000	500,000	500,000	500,000
OneTwo Six	KRW	3.00%	27-Aug-23	-	-	250,000	243,010
OneTwo Six	KRW	3.00%	28-Jun-24	-	-	62,862	58,773
Song Tae Ryul	KRW	3.00%	14-Sep-23	23,000	23,000	23,000	23,000
Jung Kyung Han	KRW	3.00%	14-Sep-23	30,000	30,000	30,000	30,000
Jung Kyung Han	KRW	3.00%	31-Mar-24	-	-	110,000	104,233
Jung Bo Ram	KRW	1.50%	17-May-26	-	-	705,000	571,246
Jung Bo Ram	KRW	1.50%	14-Dec-26	-	-	1,500,000	1,157,119
Jung Bo Ram	KRW	1.50%	19-May-27	-	-	300,000	235,845
Jung Bo Ram	KRW	1.50%	08-Dec-27	-	-	400,000	286,756
whywhy entertainment	KRW	4.60%	31-Dec-23	150,000	150,000	-	-
Total				733,000	733,000	8,667,106	7,596,226

(*1)	The contract is automatically extended by one year if the loan is not collected until maturity date.
(*2)	The maturity date of this loan is extended to October 31, 2023.
(*3)	The Group recognized a full provision for the balance of loan and accrued interest income as of January 1, 2021. Accrued interest income as of June 30, 2023 and December 31, 2022 are Korean Won 30,652 thousand and 26,685 thousand, respectively.
(*4)	The Group is provided a joint guarantee by third party.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

13. Financial Instruments – Fair values and risk management

A.	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

The carrying amounts of financial instruments by category as of June 30, 2023 are as follows:

	Fair value		Level 1	Level 2	Level 3	Total
	(In thousands of Korean won)
Financial assets at fair value
Guaranteed Return Insurances (short-term)(*)	₩	1,705	-	1,705	-	1,705
Guaranteed Return Insurances (long-term)(*)		293,695	-	293,695	-	293,695
Long-term investment securities		585,309	230,559	-	354,750	585,309
Total	₩	880,709	230,559	295,400	354,750	880,709

(*)	The fair value of guaranteed return insurances classified at Level 2 in the fair value hierarchy is determined using an evaluation of surrender proceeds received from financial institutions.

The carrying amounts of financial instruments by category as of December 31, 2022 are as follows:

	Fair value		Level 1	Level 2	Level 3	Total
	(In thousands of Korean won)
Financial assets at fair value
Guaranteed Return Insurances (short-term)(*)	₩	8,460	-	8,460	-	8,460
Guaranteed Return Insurances (long-term)(*)		279,932	-	279,932	-	279,932
Long-term investment securities		536,234	181,484	-	354,750	536,234
Total	₩	824,626	181,484	288,392	354,750	824,626

(*)	The fair value of guaranteed return insurances classified at Level 2 in the fair value hierarchy is determined using an evaluation of surrender proceeds received from financial institutions.

B.	Measurement of fair values

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical asset or liability

●	Level 2: all inputs other than quoted prices included in Level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability

●	Level 3: unobservable inputs for the asset or liability.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of group-specific information. At this time, if all the significant input variables required to measure the fair value are observable, the financial instruments are classified as Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

●	Market price or dealer price of a similar financial instrument

●	The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

14. Leases

A.	Leases as lessee

The Group leases buildings and vehicles. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. The Group also leases water purifiers, copy machines, and others with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognize right-of-use assets and lease liabilities for these leases. Information about leases for which the Group is a lessee is presented below.

i.	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment.

Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023		December 31, 2022
	(In thousands of Korean won)
Right-of-use assets (Acquisition price)
Buildings	₩	17,270,697	16,820,787
Vehicles		360,932	267,775
Total	₩	17,631,629	17,088,562

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

	June 30, 2023		December 31, 2022
	(In thousands of Korean won)
Right-of-use assets (Accumulated depreciation)
Buildings	₩	(2,807,195)	(1,879,718)
Vehicles		(157,362)	(119,273)
Total	₩	(2,964,557)	(1,998,991)

	June 30, 2023		December 31, 2022
	(In thousands of Korean won)
Right-of-use assets (Net book value)
Buildings	₩	14,463,502	14,941,069
Vehicles		203,570	148,502
Total	₩	14,667,072	15,089,571

Changes in right-of-use assets for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023
	Building		Vehicles	Total
	(In thousands of Korean won)
Beginning balance	₩	14,941,069	148,502	15,089,571
Depreciation		(927,477)	(38,089)	(965,566)
Acquisitions		449,910	93,157	543,067
Ending balance	₩	14,463,502	203,570	14,667,072

	Six-month period ended June 30, 2022
	Building		Vehicles	Other	Total
	(In thousands of Korean won)
Beginning balance	₩	7,791,571	158,100	25,119	7,974,790
Depreciation		(585,610)	(31,248)	(1,971)	(618,829)
Acquisitions		4,022,415	26,259	-	4,048,674
Transfer		-	-	(23,148)	(23,148)
Ending balance	₩	11,228,376	153,111	-	11,381,487

ii.	Amounts recognized in profit or loss

Amounts recognized in profit or loss for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩	529,400	295,754
Expense relating to leases of low-value assets		6,902	5,539

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

iii.	Amounts recognized in statement of cash flows

Amounts recognized in statements of cash flows for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Total cash outflows of leases	₩	1,316,409	823,494

iv.	Extension options

Some property leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

The Group has entered into a contract to pay revenue-based rent payment for a several lease agreements. If the revenue of the store that entered into the contract increase, the rent to be paid may proportionally increase. According to the contract, it is expected that 9 to 18% of sales will be paid.

15. Commitments

A.	Key commitments

Key commitments the Group has entered into with financial institutions and others as of June 30, 2023 are as follows:

Financial institutions	Categories	Credit limit		Borrowings amount
		(In thousands of Korean won)
Industrial Bank of Korea	Revolving credit(*1)	₩	2,000,000	-
Industrial Bank of Korea	Small and medium-sized enterprise financing(*2)		500,000	500,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*3)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*4)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*5)		100,000	56,160
Shinhan Bank	Revolving credit(*6)		500,000	-
Total		₩	5,100,000	2,556,160

(*1)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*2)	The Group is provided a joint guarantee of Korean Won 321,270 thousand by the CEO of the Group. Also, the Group provides intellectual property (IP) rights as collateral for the borrowing.
(*3)	The Group is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Group.
(*4)	The Group is provided a guarantee of Korean Won 900,000 thousand by Korea Credit Guarantee Fund.
(*5)	The Group provides machinery as collateral for the borrowing.
(*6)	The Group is provided a joint guarantee of Korean Won 600,000 thousand by the CEO of the Group.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

Key commitments the Group has entered into with financial institutions and others as of December 31, 2022 are as follows:

Financial institutions	Categories	Credit limit		Borrowings amount
		(In thousands of Korean won)
Industrial Bank of Korea	Revolving credit(*1)	₩	2,000,000	-
Industrial Bank of Korea	Small and medium-sized enterprise financing(*2)		500,000	500,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*3)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*4)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing(*5)		100,000	68,640
Shinhan Bank	Revolving credit(*6)		500,000	-
Total		₩	5,100,000	2,568,640

(*1)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*2)	The Group is provided a joint guarantee of Korean Won 321,270 thousand by the CEO of the Group. Also, the Group provides intellectual property (IP) rights as collateral for the borrowing.
(*3)	The Group is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Group.
(*4)	The Group is provided a guarantee of Korean Won 900,000 thousand by Korea Credit Guarantee Fund.
(*5)	The Group provides machinery as collateral for the borrowing.
(*6)	The Group is provided a joint guarantee of Korean Won 600,000 thousand by the CEO of the Group.

The Group has entered into an option contract giving its owner the right to buy the common shares of Play F&B owned by non-controlling shareholders of Play F&B on November 30, 2020. Details of the option rights obtained by the investors are as follows:

-	Call option

-	Put option

-	Right of first refusal

-	Drag-Along Right

-	Tag-Along Right

	Call Option	Put Option
Exercise right holder	Play Company, CEO of Play Company	Non-controlling shareholders of Play F&B
Exercise right obligor	Non-controlling shareholders of Play F&B	Play Company, CEO of Play Company
Object of exercise	Common shares	Common shares
Exercise period	From the completion of closing date of Play F&B for the year ended December 31, 2022 to June 30, 2023	From the completion of closing date of Play F&B for the year ended December 31, 2022 to June 30, 2023
Exercise price (Per share)	The greater of price of Korean Won 1,300 thousand per share or average annual EBITDA for 3 years (FY2020 – 2022) multiplied by 7 per shares issued	The greater of price of Korean Won 1,300 thousand per share or average annual EBITDA for 3 years (FY2020 – 2022) multiplied by 7 per shares issued

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

Financial liabilities of Korean Won 1,229,050 thousand, which had been recognized as derivative of Korean Won 598,644 thousand as of January 1, 2021, were recognized as of December 31, 2021 according to option contract. It was eliminated as the Group purchased the shares during the year ended December 31, 2022.

Description	Exercise right holder	Exercise right obligator	Exercise condition	Rights
Right of first refusal	Play Company, CEO of Play Company	Existing shareholders of Play F&B	In the case of Play Company and CEO agreeing on existing shareholder’s transfer of their shares to third party	Play Company may purchase the shares held by existing shareholders if shareholder intends to transfer with using preferential purchase rights.
Drag-Along Right	Play Company, CEO of Play Company	Existing shareholders of Play F&B	In the case of transferring the shares held by Play Company or CEO	Play Company and CEO may request the existing shareholders to sell their shares on the same exercise condition.
Tag-Along Right	Existing shareholders of Play F&B	Play Company, CEO of Play Company	In the case of transferring the shares held by Play Company and CEO and not exercising Drag-Along right to existing shareholders	Existing shareholder may request Play Company and CEO to sell its shares on the same exercise condition.

B.	Guarantees by individuals

Details of guarantees provided by individuals other than related parties as of June 30, 2023 are as follows:

Guaranteed by	Details of guarantee	Guarantee limit
		(In thousands of Korean won)
Seoul Guarantee Insurance Company	Performance guarantee, etc.	₩	806,735
Korea credit guarantee fund	Loan guarantee		900,000
Total		₩	1,706,735

Details of guarantees provided by individuals other than related parties as of December 31, 2022 are as follows:

Guaranteed by	Details of guarantee	Guarantee limit
		(In thousands of Korean won)
Seoul Guarantee Insurance Company	Performance guarantee, etc.	₩	844,512
Korea credit guarantee fund	Loan guarantee		900,000
Total		₩	1,744,512

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

C.	List of assets provided as collateral

List of assets that the Group provided as collateral as of June 30, 2023 and December 31, 2022 are as follows:

	Counterparty receiving the collateral	usage restrictions	June 30, 2023		December 31, 2022
			(In thousands of Korean won)
Short-term financial instruments	Industrial Bank of Korea	Provided as collateral for employee loans(*1)	₩	400,000	3,900,000
Machinery	Industrial Bank of Korea	Provided as collateral for short-term borrowings(*2)		133,948	145,429

(*1)	The Group provided a joint guarantee of Korean Won 361,900 thousand as of June 30, 2023. (December 31, 2022: Korean Won 4,178,900 thousand)
(*2)	As of June 30, 2023, Industrial Bank of Korea has established a pledge of Korean Won 180,000 thousand (December 31, 2022 : Korean Won 180,000 thousand) on the insurance coverage amount for property damage provided by Hyundai Marine & Fire Insurance Company.
(*3)	The Group provides intellectual property (IP) rights as collateral for the borrowing.

D.	Other commitments

On March 31, 2023, the CEO, who is the dominant shareholder of the Group, entered into an equity interest exchange agreement with K Enter Holdings, for the purpose of listing on the NASDAQ through a merger with a SPAC company. The equity interest exchange agreement is effective upon the approval of the shareholders of K Enter Holdings and SPAC. Upon the approval, the CEO of the Group will exchange 83,418 shares with the equity interest of K Enter Holdings. Following the equity interest exchange transaction, the Parent Company is expected to be a subsidiary of K Enter Holdings.

On March 31, 2023, the CEO agreed to enter into a call option agreement prior to closing date of equity interest exchange agreement with K Enter Holdings, under which the CEO of Group will be granted with an option to acquire the shares of Play F&B Co., Ltd held by the Group within three years from the closing date of equity interest exchange agreement.

As of June 30, 2023, there is no change in shareholders and the call option has not been executed.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

16. Statement of Cash flows

Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Depreciation	₩	1,435,268	909,726
Amortization		181,510	169,764
Impairment loss		-	16,646
Bad debt expenses		-	182,738
Reversal of bad debt expenses		(30,967)	-
Other Bad debt expenses		3,967	3,967
Losses on valuation of short-term financial instruments		1,112	343
Losses on valuation of long-term financial instruments		3,219	-
Losses on valuation of long-term investment securities		15,550	-
Losses on disposal of long-term investment securities		-	4,090
Gains on disposal of long-term investment securities		-	(5,878)
Gains on valuation of long-term financial instruments		(1,086)	(1,386)
Gains on valuation of long-term investment securities		(64,625)	(9,889)
Gains on disposal of short-term financial instruments		(12,819)	-
Gains on disposal of long-term financial instruments		(622,539)	-
Inventory valuation loss		(286,573)	(84,376)
Losses on foreign currency translation		63,827	189,378
Gains on foreign currency translation		(349,295)	(116,583)
Losses on disposal of property, plant and equipment		1,646	-
Interest expenses		641,212	317,949
Interest income		(234,612)	(223,294)
Dividend income		(1,463)	(700)
Miscellaneous income		-	(5,999)
Share-based payments expenses		25,889	922,814
Severance Benefits		326,666	305,509
Tax expenses		913,800	302,929
Total	₩	2,009,687	2,877,748

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Other current non-financial liabilities	₩	(35,149)	839,233
Other current assets		1,203,423	3,234,958
Accounts receivable – net		9,264,711	14,339,492
Accounts receivable – other, net		229,756	(1,927,665)
Trade and other payables		(28,971,260)	(6,264,915)
Inventories, net		3,125,301	749,892
Defined benefit liabilities		(311,360)	(168,835)
Total	₩	(15,494,578)	10,802,160

Significant non-cash transactions for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Increase in restoration provisions	₩	29,966	207,932
Transfer of construction in progress		112,778	596,820
Reclassification of Long-term borrowings		12,480	12,480
Reclassification of Non-current lease liabilities		989,235	936,561
Increase in Lease liabilities		448,739	5,046,516
Reclassification of Long-term loans		-	400,000
Offset of Loans		14,804,782	-
Offset of Other receivables		646,380	-
Loan Reassignment: Involvement of the Parent company’s CEO		2,900,000	-
Payables related to the acquisition of treasury shares		3,000,000	-

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

The movements of liabilities to cash flows arising from financing activities for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Short-term borrowings		Current portion of long-term borrowings	Long-term borrowings	Current lease liabilities	Non-current lease liabilities	Total
	(In thousands of Korean won)
Balance at 1 January 2022	₩	2,500,000	24,960	68,640	837,785	8,362,847	11,794,232
Changes from financing cash flows
Proceeds from borrowings		-	-	-	-	-	-
Repayment of borrowings		-	(12,480)	-	-	-	(12,480)
Payment of lease liabilities		-	-	-	(522,201)	-	(522,201)
Reclassification		-	12,480	(12,480)	936,561	(936,561)	-
Total	₩	-	-	(12,480)	414,360	(936,561)	(534,681)
Other changes
New leases		-	-	-	-	5,046,516	5,046,516
Interest expense		-	-	-	295,754	-	295,754
Interest paid		-	-	-	(295,754)	-	(295,754)
Total	₩	-	-	-	-	5,046,516	5,046,516
Balance at 30 June 2022	₩	2,500,000	24,960	56,160	1,252,145	12,472,802	16,306,067
Balance at 1 January 2023	₩	2,500,000	24,960	43,680	1,630,237	15,773,254	19,972,131
Changes from financing cash flows
Repayment of borrowings		-	(12,480)	-	-	-	(12,480)
Payment of lease liabilities		-	-	-	(780,107)	-	(780,107)
Reclassification		-	12,480	(12,480)	989,235	(989,235)	-
Total	₩	-	-	(12,480)	209,128	(989,235)	(792,587)
Other changes
Borrowing assumed(*)		700,000	-	2,200,000	-	-	2,900,000
New leases		-	-	-	-	448,739	448,739
Interest expense		-	-	-	529,400	-	529,400
Interest paid		-	-	-	(529,400)	-	(529,400)
Total	₩	700,000	-	2,200,000	-	448,739	3,348,739
Balance at 30 June 2023	₩	3,200,000	24,960	2,231,200	1,839,365	15,232,758	22,528,283

(*)	Prior to 2023, the Parent Company granted a loan amounting to Korean Won 1,700,000 thousand to its subsidiary. Upon consolidation, this intercompany transaction was offset. During 2023, the obligation, along with a new loan of Korean Won 1,200,000 thousand borrowed by the subsidiary within the year, was transitioned to Cho Hyeong Seok, CEO of the Parent Company. This reallocated liability is presented as “borrowing assumed”, denoting a change in debtor, not the origination of a new loan.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Cash flows from other financing activities
Transaction with non-controlling interests	₩	-	(650,000)
Acquisition of Treasury shares		(8,677,100)	-

17. Related parties

A.	List of related parties

List of related parties as of June 30, 2023 and December 31, 2022 are as follows:

Relationship	Company
Other related parties	FF Company Co., Ltd. (“FF Company”)
Other related parties	OURcoffee gangnamjum Co.,Ltd. (“OURcoffee Gangnamjum”)
Other related parties	SecondPlan Co.,Ltd. (“SecondPlan”)
Other related parties	ThirdPlan Co., Ltd. (“ThirdPlan”)
Other related parties	PLAYVERSE Co., Ltd. (“PLAYVERSE”)
Other related parties	Studio Cuat. Co., Ltd. (“Studio Cuat”)

B.	Transactions with related parties

Details of transaction with related parties for the six-month periods ended June 30, 2023 and 2022 are as follows:

		Six-month period ended June 30, 2023					Six-month period ended June 30, 2022
Related party	Name of entity	Revenue		Interest income	Purchases	Interest Expense	Revenue	Interest income	Purchases
		(In thousands of Korean won)
Other related parties	FF Company	₩	5,902,002	-	16,049	-	1,647,498	-	-
Other related parties	OURcoffee Gangnamjum		-	-	-	-	8,529	-	-
Other related parties	SecondPlan		-	1,890	-	-	-	-	-
Other related parties	PLAYVERSE		-	-	-	-	-	-	28,000
Other related parties	Studio Cuat		251	-	383,330	-	-	-	488,662
Key management personnel	Cho Hyeong Seok		-	78,457	-	36,182	-	87,279	-
Key management personnel	Jeong Bo Ram		-	664,321	-	-	-	75,375	-
Total		₩	5,902,253	744,668	399,379	36,182	1,656,027	162,654	516,662

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

C.	Account balances with related parties

The balances of receivables and payables to related parties as of June 30, 2023 and December 31, 2022 are as follows:

		June 30, 2023					December 31, 2022
Related party	Name of entity	Receivables		Loans	Payables (*)	Borrowings	Receivables	Loans	Payables
		(In thousands of Korean won)
Other related parties	FF Company	₩	925,680	-	11,706	-	1,253,562	-	-
Other related parties	OURcoffee Gangnamjum		-	-	-	-	-	-	-
Other related parties	SecondPlan		12,794	-	-	-	10,633	-	-
Other related parties	Studio Cuat		-	-	19,529	-	247,500	-	237,858
Key management personnel	Cho Hyeong Seok		-	-	3,124,944	2,900,000	329,678	4,346,244	-
Key management personnel	Jeong Bo Ram		-	-	-	-	43,893	2,250,966	-
Total			938,474	-	3,156,179	2,900,000	1,885,266	6,597,210	237,858

(*)	During the period, the Parent Company acquired 15,582 of its own shares from Cho Hyeong Seok at a cost of Korean Won 27,128,262 thousand. From the total purchase amount, Korean Won 14,804,782 thousand was offset against loans, Korean Won 646,380 thousand was set off against other receivables, and Korean Won 8,677,100 thousand was settled in cash within the six-month period ended June 30, 2023. The remaining unsettled amount of Korean Won 3,000,000 thousand is recorded as an outstanding payable.

D.	Financial transactions with related parties

Details of significant financial transactions with related parties for the six-month periods ended June 30, 2023 and 2022 are as follows:

		Six-month period ended June 30, 2023				Six-month period ended June 30, 2022
Related party	Company	Loans		Collection (*1)	Borrowings	Loans	Collection
				(In thousands of Korean won)
Other related parties	Second Plan	₩	1,000,000	1,000,000	-	-	-
Key management personnel	Cho Hyeong Seok(*2)		10,738,538	15,084,782	2,900,000	100,000	-
Key management personnel	Jeong Bo Ram		-	2,905,000	-	300,000	-
Total		₩	11,738,538	18,989,782	2,900,000	400,000	-

(*1)	During 2023, the collection of loans related to with Second Plan and Jeong Bo Ram was due to a liability transfer to Cho Hyeong Seok, with no resulting cash inflows.
(*2)	During the period, the Parent Company secured a loan of Korean Won 3,510,676 thousand from Cho Hyeong Seok. Cho Hyeong Seok then assumed obligations for loans amounting to Korean Won 7,227,862 thousand made by Play Company to third parties. Of this amount, Korean Won 2,900,000 thousand originally loaned by Play Company to Play F&B is now effectively a loan from Cho Hyeong Seok to the Group. In addition, the Parent Company received repayments of Korean Won 280,000 thousand, and an outstanding loan of Korean Won 14,804,782 thousand was offset against proceeds from the purchase of treasury share.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

E.	Commitments with related parties

Commitments the Group has entered into with related parties as of June 30, 2023 are as follows:

Related party	Financial institutions	Categories	Credit limit		Borrowings amount
			(In thousands of Korean won)
Key management personnel	Industrial Bank of Korea	Revolving credit(*1)	₩	2,000,000	-
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*2)		500,000	500,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*3)		1,000,000	1,000,000
Key management personnel	Shinhan Bank	Revolving credit(*4)		500,000	-
Total			₩	4,000,000	1,500,000

(*1)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*2)	The Group is provided a joint guarantee of Korean Won 321,270 thousand by the CEO of the Group.
(*3)	The Group is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Group.
(*4)	The Group is provided a joint guarantee of Korean Won 600,000 thousand by the CEO of the Group.

Commitments the Group has entered into with related parties as of December 31, 2022 are as follows:

Related party	Financial institutions	Categories	Credit limit		Borrowings amount
			(In thousands of Korean won)
Key management personnel	Industrial Bank of Korea	Revolving credit(*1)	₩	2,000,000	-
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*2)		500,000	500,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing(*3)		1,000,000	1,000,000
Key management personnel	Shinhan Bank	Revolving credit(*4)		500,000	-
Total			₩	4,000,000	1,500,000

(*1)	The Group is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Group.
(*2)	The Group is provided a joint guarantee of Korean Won 321,270 thousand by the CEO of the Group.
(*3)	The Group is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Group.
(*4)	The Group is provided a joint guarantee of Korean Won 600,000 thousand by the CEO of the Group.

PLAY COMPANY CO., LTD. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2023 and 2022

Details of the collateral the Group provides for the related parties as of June 30, 2023 and December 31, 2022 are as follows:

Related Party	Financial institutions	Collateral	June 30, 2023		December 31, 2022
			(In thousands of Korean won)
Cho Hyeong Seok	Industrial Bank of Korea	Short-term financial instruments	₩	-	3,530,000

F.	Key management personnel compensation

The compensation for the key management personnel for the six-month periods ended June 30, 2023 and 2022 are as follows:

	Six-month period ended June 30, 2023		Six-month period ended June 30, 2022
	(In thousands of Korean won)
Short-term employee benefits	₩	1,136,414	676,745
Post-employment benefits		11,565	45,886
Share-based payments		19,417	321,666
Total	₩	1,167,396	1,044,297

Compensation of the Group’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan and defined contribution plan.

Executive officers also participate in the Group’s share option plan.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

PubCo’s Memorandum and Articles of Association provide that, subject to the provisions of the Cayman Islands laws, directors and officers, past and present, will be entitled to indemnification from PubCo against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of his or her own dishonesty, willful default or fraud, in or about the conduct of the PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning the PubCo or its affairs in any court whether in the Cayman Islands or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

We hereby file as part of this Report the exhibits listed in the attached Exhibit Index.

Exhibit Number	Description
2.1	Merger Agreement, dated as of June 15, 2023, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc. (included as Annex A to the proxy statement/prospectus).
3.1	Global Star Acquisition, Inc. Amended and Restated Certificate of Incorporation, dated September 19, 2022. (incorporated by reference to Exhibit 3.1 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022)
3.2	Global Star Acquisition, Inc. Bylaws (incorporated by reference to Exhibit 3.2 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022)
3.3*	PubCo’s Amended and Restated Memorandum and Articles of Association (included as Annex B to the proxy statement/prospectus).
4.1	Specimen Unit Certificate of Global Star Acquisition, Inc. (incorporated by reference to Exhibit 4.1 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022).
4.2	Specimen Class A Common Stock Certificate of Global Star Acquisition, Inc. (incorporated by reference to Exhibit 4.2 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022).
4.3	Specimen Warrant Certificate of Global Star Acquisition, Inc. (incorporated by reference to Exhibit 4.3 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022).
4.4	Warrant Agreement, dated as of September 19, 2022, between Global Star Acquisition, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022).
4.5	Placement Unit Purchase Agreement, dated September 22, 2022, between Global Star Acquisition, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022).
4.6	Rights Agreement, dated September 22, 2022, between Global Star Acquisition, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on September 22, 2022).
4.7*	Specimen Common Share Certificate of K Wave Media Ltd.
4.8*	Specimen Warrant Certificate of K Wave Media Ltd.
4.9*	Specimen Rights Certificate of K Wave Media Ltd.
4.10	Registration Rights Agreement, dated September 22, 2022, by and among Global Star Acquisition, Inc., Global Star Acquisition 1 LLC and certain security holders (incorporated by reference to Exhibit 10.3 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on September 22, 2022).
4.11*	Form of Amended and Restated Registration Rights Agreement (to be effective upon consummation of the Merger) (included as Annex D to the proxy statement/prospectus).

5.1*	Opinion of Harney Westwood & Riegels LP as to the validity of K Wave Media Ltd. ordinary shares, warrants and rights to be issued.
10.1	Letter Agreement, dated as of September 22, 2022, by and among Global Star Acquisition, Inc., its officer, its directors and Global Star Acquisition 1 LLC (incorporated by reference to Exhibit 10.1 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on September 22, 2022).
10.2	Investment Management Trust Agreement, dated as of September 22, 2022, by and between Global Star Acquisition, Inc. and Continental Stock & Trust Company (incorporated by reference to Exhibit 10.2 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on September 22, 2022).
10.3	Placement Unit Purchase Agreement, dated as of September 22, 2022, by and between Global Star Acquisition, Inc. and Global Star Acquisition 1 LLC (incorporated by reference to Exhibit 10.4 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on September 22, 2022).
10.4	Promissory Note, dated February 14, 2022, issued from Global Star Acquisition, Inc. to Global Star Acquisition 1 LLC (incorporated by reference to Exhibit 10.2 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022).
10.5	Securities Subscription Agreement, dated as of February 14, 2022, by and between Global Star Acquisition, Inc. and Global Star Acquisition 1 LLC (incorporated by reference to Exhibit 10.5 of Global Star Acquisition, Inc.’s Form S-1 filed with the SEC on July 28, 2022).
10.6	Administrative Services Agreement, dated as of September 22, 2022, by and between Global Star Acquisition, Inc. and Global Star Acquisition 1 LLC (incorporated by reference to Exhibit 10.6 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on September 22, 2022).
10.7	Form of Lock-Up Agreement by and among K Wave Media Ltd., Global Star Acquisition, Inc., K Enter Holdings Inc. and certain other persons (incorporated by reference to Exhibit 10.1 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on June 22, 2023).
10.8	Form of Amended and Restated Registration Rights Agreement by and among K Wave Media Ltd., Global Star Acquisition, Inc., certain former stockholders of Global Star Acquisition, Inc., certain former stockholders of K Enter Holdings Inc. and certain other persons (incorporated by reference to Exhibit 10.2 of Global Star Acquisition, Inc.’s Current Report on Form 8-K filed with the SEC on June 22, 2023).
10.9*	The PubCo’s 2023 Equity Incentive Plan (included as Annex C to the proxy statement/prospectus).
10.10*††	Equity Purchase Agreement, dated April 9, 2023, by and between K Enter Holdings Inc. and certain shareholders of Apeitda Co., Ltd.
10.11*	Equity Purchase Agreement, dated April 10, 2023, by and between K Enter Holdings Inc. and certain shareholders of Bidangil Pictures Co., Ltd.
10.12*	Equity Purchase Agreement, dated April 10, 2023, by and between K Enter Holdings Inc. and certain shareholders of The LAMP Co., Ltd.
10.13*	Equity Purchase Agreement, dated April 9, 2023, by and between K Enter Holdings Inc. and certain shareholders of Studio Anseilen Co., Ltd.
10.14*	Equity Purchase Agreement, dated April 12, 2023, by and between K Enter Holdings Inc. and certain shareholders of First Virtual Lab Inc.
10.15*	Equity Purchase Agreement, dated March 31, 2023, by and between K Enter Holdings Inc. and certain shareholders of Play Company Co., Ltd.
10.16*	Equity Purchase Agreement, dated March 31, 2023, by and between K Enter Holdings Inc. and certain shareholders of Solaire Partners LLC.
10.17*	April 27, 2023 Lease between Zoa Zoa, Inc., as landlord and K Enter Holdings Inc., as tenant.
10.18	June 1, 2023 Lease between Solaire Partners, LLC, as landlord and K Enter Holdings Inc., as tenant.
10.19	Development Agreement, dated May 25, 2023, between K Enter Holdings Inc. and Studio Anseilen Co., Ltd.
10.20*	$1,000,000 Convertible Bond, issued by Prototype Group, Inc., dated August 10, 2023.
10.21*	Loan Agreement, dated September 6, 2023, between K Enter Holdings Inc., as lender and Studio V Plus Co., Ltd., as borrower.
10.19*	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 13, 2023, by and between K Enter Holdings Inc. and Tan Chin Hwee.
10.20*	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 13, 2023, by and between K Enter Holdings Inc. and Young Han Yoon.
10.21*	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 19, 2023, by and between K Enter Holdings Inc. and Assai OY.

10.22*	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 19, 2023, by and between K Enter Holdings Inc. and Graham NG Yong Qian.
10.23*	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 19, 2023, by and between K Enter Holdings Inc. and Integrity Capital International.
10.24*	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 19, 2023, by and between K Enter Holdings Inc. and Rossipohja Sijoitus OY.
10.25*	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 20, 2023, by and between K Enter Holdings Inc. and Gan Cher Siong.
10.26*	Series A Convertible Preferred Stock Purchase Agreement, dated as of June 30, 2023, by and between K Enter Holdings Inc. and Xeno Investment Asia.
10.27*	Series A Convertible Preferred Stock Purchase Agreement, dated as of August 22, 2023, by and between K Enter Holdings Inc. and JVC INC.
10.28*	Series A Convertible Preferred Stock Purchase Agreement, dated as of August 25, 2023, by and between K Enter Holdings Inc. and Studio Santa Claus Entertainment.
10.29*	Series A Convertible Preferred Stock Purchase Agreement, dated as of August 31, 2023, by and between K Enter Holdings Inc. and Dong Hwan Kim.
10.30*	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 5, 2023, by and between K Enter Holdings Inc. and Dan Ah Kim.
10.31*	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 5, 2023, by and between K Enter Holdings Inc. and Ji Gun Kim.
10.32*	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 5, 2023, by and between K Enter Holdings Inc. and Woon Jun Sung.
10.33*	Series A-1 Convertible Preferred Stock Purchase Agreement, dated as of September 7, 2023, by and between K Enter Holdings Inc. and Younglan Choi.
10.34*	Employment Agreement, dated as of [●], by and between K Wave Media Ltd. and [●].
10.35*	Employment Agreement, dated as of [●], by and between Wave Media Ltd. and [●].
10.36*††	Form of Director Indemnification Agreement.
16.1*	Letter from -JUNG Accounting Corporation to U.S. Securities and Exchange Commission.
21.1*	Subsidiaries of K Wave Media Ltd.
23.1*	Consent of Samil PricewaterhouseCoopers, independent registered accounting firm for K Enter Holdings Inc.
23.2*	Consent of Marcum LLP, independent registered accounting firm for Global Star Acquisition, Inc.
23.3*	Consent of Samil PricewaterhouseCoopers, independent registered accounting firm for Play Company Co., Ltd.
23.4*	Consent of Harney Westwood & Riegels LP (included in Exhibit 5.1).
23.5*	Consent of [●], independent valuation provider to Global Star Acquisition, Inc.
24	Power of Attorney (included on signature page to the initial filing of the Registration Statement).
99.1*	Form of Proxy Card for Extraordinary General Meeting.
99.2*	Consent of Pyeung Ho Choi.
99.3*	Consent of Hyuk Jin Lee.
99.4*	Consent of Ted Kim.
99.5*	Consent of Han Jae (Patrick) Kim.
99.6*	Consent of Tan Chin Hwee.
99.7*	Consent of Hyun Seok Cho.
99.8*	Consent of Tae Woo Kim
99.9*	Opinion of EverEdge PTE, Ltd. (included as Annex F to the proxy statement/prospectus).
107*	Filing Fee Table.

*	To be filed by amendment.
†	The Registrant has redacted provisions or terms of this Exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the Exhibits have been omitted, these Exhibits include a prominent statement on the first page of each redacted Exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the Registrant treats as private or confidential. The Registrant agrees to furnish an unredacted copy of the Exhibit to the SEC upon its request.
††	Indicates a management contract or compensatory plan.

Item 22. Undertakings

A. PubCo hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. PubCo hereby undertakes:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D. The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Singapore, on November 13, 2023.

K WAVE MEDIA, LTD.

By:	/s/ Anthony Ang
	Name:	Anthony Ang
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Anthony Ang	Director	November 13, 2023
Anthony Ang

Signature	Title	Date

/s/ Stephen Drew	Director	November 13, 2023
Stephen Drew

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of K Wave Media, Ltd. has signed this registration statement or amendment thereto in the City of New York, New York, on November 13, 2023.

Cogency Global Inc.

Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice-President on behalf of Cogency Global Inc.